Form 20-F
period 2002-12-31
TIOGA TECHNOLOGIES LTD
filed 2003-06-26
CIK 1117095

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

/ /  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
     THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

/X/  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

/ /  TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 0-30820

                             TIOGA TECHNOLOGIES LTD.
                             -----------------------
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER AND
                 TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                     ISRAEL
                                     ------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                 126 YIGAL ALLON STREET, TEL AVIV 67443, ISRAEL
                 -----------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
     TITLE OF EACH CLASS       NAME OF EACH EXCHANGE ON WHICH REGISTERED
            NONE               _________________________________________

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                  ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE
                  ---------------------------------------------
                                (TITLE OF CLASS)

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                   OF THE ACT:
                                      NONE
                                      ----
                                (TITLE OF CLASS)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
            25,025,436 ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE
            --------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                     /X/ Yes  / / No
Indicate by check mark which financial statement item the registrant has elected
to follow.                                            / / Item 17  /X/ Item 18

PART 1.................................................................................1

ITEM 1.       Identity of Directors, Senior Management and Advisors....................1

ITEM 2.       Offer Statistics and Expected Timetable..................................1

ITEM 3.       Key Information..........................................................1

       A.     Selected Financial Data..................................................1

       B.     Capitalization and Indebtedness..........................................4

       C.     Reasons for the Offer and Use of Proceeds................................4

       D.     Risk Factors.............................................................5

ITEM 4.       Information On the Company..............................................10

       A.     History and Development of the Company..................................10

       B.     Business Overview.......................................................11

       C.     Organizational Structure................................................18

       D.     Property, Plants and Equipment..........................................18

ITEM 5.       Operating and Financial Review and Prospects............................19

       A.     Operating Results.......................................................19

       B.     Liquidity and Capital Resources.........................................26

       C.     Research and Development, Patents and Licenses..........................29

       D.     Trend Information.......................................................30

ITEM 6.       Directors, Senior Management and Employees..............................30

       A.     Directors and Senior Management.........................................30

       B.     Compensation............................................................31

       C.     Board Practices.........................................................31

       D.     Employees...............................................................37

       E.     Share Ownership.........................................................38

ITEM 7.       Major Shareholders and Related Party Transactions.......................39

       A.     Major Shareholders......................................................39

       B.     Related Party Transactions..............................................39

       C.     Interests of Experts and Counsel........................................42

ITEM 8.       Financial Information...................................................42

       A.     Consolidated Statements and Other Financial Information.................42

       B.     Significant Changes.....................................................42

ITEM 9.       The Offer and Listing...................................................43

       A.     Offer and Listing Details...............................................43

       B.     Plan of Distribution....................................................45

       C.     Markets.................................................................45

       D.     Selling Shareholders....................................................45

       E.     Dilution................................................................45

       F.     Expenses of the Issue...................................................45

ITEM 10.      Additional Information..................................................45

       A.     Share Capital...........................................................45

       B.     Memorandum and Articles of Association..................................45

       C.     Material Contracts......................................................50

       D.     Exchange Controls.......................................................52

       E.     Taxation................................................................53

       F.     Dividends and Paying Agents.............................................61

       G.     Statement by Experts....................................................61

       H.     Documents On Display....................................................61

       I.     Subsidiary Information..................................................62

ITEM 11.      Quantitative and Qualitative Disclosures About Market Risk..............62

ITEM 12.      Description of Securities Other Than Equity Securities..................62

PART 2................................................................................62

ITEM 13.      Defaults, Dividend Averages and Delinquencies...........................62

ITEM 14.      Material Modifications to the Rights of Security Holders and Use of
              Proceeds................................................................62

ITEM 15.      Controls and Procedures.................................................63

ITEM 16A.     Audit Committee Financial Expert........................................63

ITEM 16B.     Code of Ethics..........................................................63

ITEM 16C.     Principal Accountant Fees and Services .................................63

PART 3................................................................................63

ITEM 17.      Financial Statements....................................................63

ITEM 18.      Financial Statements....................................................63

ITEM 19.      Exhibits................................................................63

                                     PART 1

          Unless the context otherwise requires, "Tioga," "us," "we" and "our" refer to Tioga Technologies Ltd., an Israeli company, and its subsidiaries.

          STATEMENTS IN THIS ANNUAL REPORT CONCERNING OUR BUSINESS OUTLOOK OR FUTURE ECONOMIC PERFORMANCE; ANTICIPATED REVENUES, EXPENSES OR OTHER FINANCIAL ITEMS; AND STATEMENTS CONCERNING ASSUMPTIONS MADE OR EXPECTATIONS AS TO ANY FUTURE EVENTS, CONDITIONS, PERFORMANCE OR OTHER MATTERS, ARE "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED UNDER THE UNITED STATES FEDERAL SECURITIES LAWS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY OUR USE OF WORDS SUCH AS "EXPECT," "ANTICIPATE," "BELIEVE," "INTEND," "PLAN," "SEEK" AND "ESTIMATE" AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN SUCH STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS ANNUAL REPORT AS WELL AS OUR REPORTS ON FORM 6-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.     KEY INFORMATION

A. SELECTED FINANCIAL DATA

          We were formed in December 1999 to receive substantially all of the assets and liabilities of the semiconductor chip business of our former parent, Orckit Communications Ltd., in accordance with the terms of a plan of separation. Under this plan, Tioga received substantially all of Orckit's semiconductor chip business, including the business of Silicon Value (S.V.) Ltd., a company which Orckit acquired prior to consummation of the plan and whose business we sold in April 2001. The spin-off was consummated on June 30, 2000.

          We have derived the following selected financial data from the financial statements of Tioga, which have been prepared in accordance with generally accepted accounting principles in the United States. The financial data of Tioga contained in this annual report are presented as if Tioga had been a separate entity since January 1, 1998 and the results of operations of the ASIC business of Silicon Value, which we sold in April 2001, are reflected only in the line item called "loss from discontinued operations". You should read the selected consolidated financial data together with Item 5 "Operating and Financial Review and Prospects" and our consolidated financial statements included elsewhere in this annual report. These data are not necessarily indicative of operating results or financial position that would have been achieved had the plan been consummated on January 1, 1998 and should not be construed as representative of Tioga's future operating results or financial position. Our mode of operation and operating results were significantly affected by the agreements we entered into in February 2002 with STMicroelectronics, which are described below under Item 10.C "Additional Information--Material Agreements."

          In April 2003, we sold substantially all of our assets and liabilities to STMicroelectronics (other than financial indebtedness) pursuant to an asset purchase agreement, which is described below under Item 10.C "Additional Information--Material Agreements." Since then, our plan of operation has been to explore the best course of action for Tioga, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. Other than activities relating to attempting to locate such a candidate, and activities relating to the investment of our funds in short and long term investments, we do not currently conduct any operations. Accordingly, the data presented below are not indicative of our future operating results or financial position.

                                                                                YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------------------
                                                         1998            1999            2000            2001             2002
                                                     ------------    ------------    ------------    ------------    ------------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA
STATEMENT OF OPERATIONS DATA:
Revenues ..........................................  $     5,153     $     5,261     $    14,517     $     1,440     $     7,912
Product costs .....................................        3,714           4,561          13,107               8              20
                                                     ------------    ------------    ------------    ------------    ------------
Research and development expenses and
development services costs ........................        2,979           3,606           8,974           9,537           6,375
Less - royalty-bearing grants .....................           --              --              --           1,571           1,468
Research and development expenses, net and
development services costs, net ...................        2,979           3,606           8,974           7,966           4,907
Selling, marketing, general and administrative
expenses ..........................................          429             588           3,470           4,067           2,227
Spin-off expenses .................................           --              --           1,199              --              --
Impairment of property and equipment ..............           --              --              --              --             157
Amortization of deferred stock compensation(1)                 0              50              92           2,252             635
Operating loss ....................................       (1,969)         (3,544)        (12,325)        (12,853)            (34)
Other expenses ....................................                                                          (16)            (10)
Other income ......................................           --              --              --              --           9,698
Financial income (expense), net ...................           61              80             969          (1,238)           (874)
                                                     ------------    ------------    ------------    ------------    ------------
Net income (loss) from continuing operations.......       (1,908)         (3,464)        (11,356)        (14,107)          8,780
                                                     ------------    ------------    ------------    ------------    ------------
Income (loss) from discontinued operations(2)                 --              --        (120,839)         (4,043)             19
                                                     ------------    ------------    ------------    ------------    ------------
Net income (loss) .................................  $    (1,908)    $    (3,464)    $  (132,195)    $   (18,150)    $     8,799
                                                     ------------    ------------    ------------    ------------    ------------

                                                     ------------    ------------    ------------    ------------    ------------
Basic net earnings (loss) per share from
continuing ........................................  $     (0.09)    $     (0.16)    $     (0.51)    $     (0.60)    $      0.35
                                                     ============    ============    ============    ============    ============
Basic net earnings (loss) per share from
discontinued operations............................           --              --           (5.38)          (0.17)             *)
                                                     ============    ============    ============    ============    ============

                                                     ------------    ------------    ------------    ------------    ------------
Basic net earnings (loss) per share ...............  $     (0.09)    $     (0.16)    $     (5.89)    $     (0.77)    $      0.35
                                                     ============    ============    ============    ============    ============
Diluted net earnings (loss) per share from
continuing operations .............................  $     (0.09)    $     (0.16)    $     (0.51)    $     (0.60)    $     0. 31
                                                     ============    ============    ============    ============    ============
Diluted net earnings (loss) per share from
discontinued operations ...........................           --              --          (5.38)           (0.17)             *)
Diluted net earnings (loss) per share .............  $     (0.09)    $     (0.16)    $     (5.89)    $     (0.77)           0.31
Number of shares used in computing basic net
earnings (loss) per share .........................   22,007,000      22,007,000      22,455,860      23,604,309      24,771,743
Number of shares used in computing diluted net
earnings (loss) per share .........................   22,007,000      22,007,000      22,455,860      23,604,309      24,888,462

--------------
(1) Amortization of deferred stock compensation related to the following operating expenses: research and development expenses, net and development services costs, net of $0, $50, $92, $1,338 and $387 for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, respectively; and selling, marketing, general and administrative expenses of $0, $0, $0, $914 and $248 for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, respectively.

(2) This item includes, for the year 2000, impairment of goodwill and other intangible assets in the amount of $58,068, a charge to expense of in-process research and development in the amount of $24,695, goodwill amortization in the amount of $21,598 and amortization of other intangible assets in the amount of $4.1 million. For the year 2001, this item includes goodwill amortization in the amount of $2,259 and impairment of property and equipment in the amount of $823.

*) Represents an amount lower than $0.01.

                                                                           DECEMBER 31,
                                                    ------------------------------------------------------------
                                                      1998         1999         2000        2001          2002
                                                    --------     --------     --------    ---------    ---------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents and short term
investments....................................      $1,460       $1,762      $18,793     $  7,712     $  5,559
Working capital................................       1,379        1,764       (2,653)      (4,368)       3,951
Total assets...................................       2,722        3,618       59,697       13,450        9,498
Parent company investment......................       1,450        1,840           --           --           --

Shareholders equity (deficiency) ..............          --           --        3,629      (10,994)      (1,548)

B. CAPITALIZATION AND INDEBTEDNESS

          Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

          Not applicable.

D. RISK FACTORS

          WE BELIEVE THAT THE OCCURRENCE OF ANY ONE OR SOME COMBINATION OF THE FOLLOWING FACTORS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

WE HAVE SOLD OUR BUSINESS AND CURRENTLY CONDUCT NO BUSINESS ACTIVITIES.

          In April 2003, we sold substantially all of our assets and liabilities (other than financial indebtedness) to STMicroelectronics. Since then, our plan of operation has been to evaluate the best course of action for Tioga, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. Other than activities relating to attempting to locate such a candidate and activities relating to the investment of our funds in short and long term investments, we do not currently conduct any operations.

WE MAY NOT BE SUCCESSFUL IN IDENTIFYING AND EVALUATING SUITABLE BUSINESS OPPORTUNITIES OR IN CONSUMMATING A BUSINESS COMBINATION.

          We do not have an agreement or understanding with respect to engaging in a business combination with a specific entity. We expect to incur expenses in the course of this evaluation, whether or not such evaluation results in a business combination. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in consummating a business combination. No particular industry or specific business within an industry has been selected for a target company. Accordingly, we may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. In the event that we complete a business combination, the success of our operations will be dependent upon the management of the target company and numerous other factors beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all.

WE MAY BE SUBJECT TO REGULATION UNDER THE INVESTMENT COMPANY ACT IF WE WERE TO ENGAGE IN CERTAIN ACTIVITIES OR BUSINESS COMBINATIONS.

          In the event that we engage in a business combination or engage in other activities, which result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In such event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. A violation of that law could subject us to material adverse consequences.

WE ARE EXPOSED TO POTENTIAL LIABILITIES.

     We have agreed to indemnify STMicroelectronics to a certain extent for breaches of our asset purchase agreement and to deposit $1.8 million in an escrow account in connection therewith. A claim against us could result in substantial cost, which would have a negative impact on our financial condition.

POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION.

          A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of our ordinary shares may increase or decrease, perhaps significantly.

WE MAY NOT BE ABLE TO COLLECT A MATERIAL AMOUNT OF OUR DEBTS.

          An amount of $1.8 million owed to us by STMicroelectronics as part of the consideration for their purchase of our business was deposited in an escrow account. Although the escrow period is expected to expire on June 30, 2003, we cannot assure that we will receive all or a portion of this amount.

BECAUSE OUR INDUSTRY IS CHARACTERIZED BY FREQUENT LITIGATION OVER INTELLECTUAL PROPERTY RIGHTS, WE MAY BE REQUIRED TO INCUR SUBSTANTIAL EXPENSES AND DIVERT MANAGEMENT RESOURCES.

          The industry in which we competed up to the consummation of the sale of our business in April 2003 is characterized by numerous allegations of patent infringement among competitors. Infringement claims could be asserted against us in the future. As part of the terms of the sale transaction, STMicroelectronics assumed all liabilities of Tioga. However, if we are deemed to have intentionally infringed any patents of a third party, we may be subject to material damages.

WE MAY FACE TAX LIABILITIES RELATING TO OUR ASSET SALES.

          We have generated a significant amount of income from the sale of the ASIC business of Silicon Value and our various agreements with STMicroelectronics. Based on our assessment and that of our tax advisors, we believe that we have fully satisfied all tax due in relation with these transactions. The tax authorities may not agree with our view. Any such disagreement and subsequent tax dispute could result in tax liabilities in amounts which we currently can not estimate.

WE MIGHT LOSE MONEY FROM OUR INVESTMENTS.

          We plan to invest the majority of our cash on hand in a variety of financial instruments, including different types of corporate and government bonds and other financial structures. Some of these bonds or other structures may be rated below investment grade or not rated. If the obligor of any of the bonds or structures we hold default or undergo a reorganization in bankruptcy, we may lose all or a portion of our investment in such obligor. This will harm our financial condition. For information on the types of our investments as of December 31, 2002, see Item 11 - "Quantitative and Qualitative Disclosures About Market Risk--Interest Rate Risk Management."

RISKS RELATING TO OUR INCORPORATION IN ISRAEL

OUR INCORPORATION IN ISRAEL MAY LIMIT OUR ABILITY TO FIND A TARGET FOR A MERGER OR OTHER BUSINESS COMBINATION.

          We are incorporated under the laws of Israel. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians, which has led to a crisis in the entire peace process and affected Israel's relationship with its Arab citizens and several Arab countries. Furthermore, several countries restrict business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities. These political, economic and military conditions might deter potential targets from effecting a business combination with an Israeli company.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS OR TO ASSERT U.S. SECURITIES LAW CLAIMS IN ISRAEL.

          Service of process upon our directors and officers named herein may be difficult to effect within the United States because some of these people reside outside the United States. Any judgment obtained in the United States against us or these individuals or entities may not be enforceable within the United States.

          There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

          - adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

          - the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

          - the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

          - the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

          - an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

          - the U.S. court is not prohibited from enforcing the judgments of Israeli courts.

          If a foreign judgment is enforced by an Israeli court, it generally will be payable in new Israeli shekels, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in new Israeli shekels at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency. Pending collection, the amount of the judgment of an Israeli court stated in new Israeli shekels ordinarily will be linked to the Israel Consumer Price Index plus interest at the annual rate (set by Israeli law) prevailing at that time. Judgment creditors bear the risk of unfavorable exchange rates.

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE MORE DIFFICULT A MERGER OR OTHER BUSINESS COMBINATION.

          Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger at a meeting called upon at least 21 days' notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies.

          The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a majority shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares.

          Finally, Israel tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorable than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

RISKS RELATING TO THE MARKET FOR OUR ORDINARY SHARES

HOLDERS OF OUR ORDINARY SHARES WHO ARE U.S. RESIDENTS FACE INCOME TAX RISKS.

          Because of the sale of our operating assets to STMicroelectronics in April 2003, we may be treated as a PFIC for 2003, unless we effect a business combination that causes us not to satisfy the tests described below for 2003. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares and could cause a reduction in the value of our shares. For U.S. federal income tax purposes, we are treated as a PFIC for any tax year in which either:

          -    75% or more of our gross income is passive in nature, or

          - on average for such tax year, 50% or more of our assets (by value) produce, or are held for the production of, passive income.

          We believe we did not satisfy either of the above tests for PFIC status for 2002. A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change. We cannot assure you that we will be able to effect a business combination that causes us not to satisfy the tests described above for 2003.

          Highly complex rules apply to U.S. holders of our ordinary shares if we are treated as a PFIC for U.S. federal income tax purposes for any year during the U.S. holder's holding period. Accordingly, U.S. holders are urged to consult their tax advisors regarding the application of these tax rules.

          U.S. residents should carefully read Item 10.E "Taxation - United States Federal Income Tax Consequences" for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

THE DELISTING OF OUR ORDINARY SHARES MAY REDUCE THEIR LIQUIDITY.

          On December 19, 2001, our ordinary shares were delisted from the Nasdaq National Market and subsequently from the Tel Aviv Stock Exchange. Our ordinary shares currently are quoted on the OTC Bulletin Board, an electronic quotation medium regulated by the National Association of Securities Dealers. The market for shares quoted on the OTC Bulletin Board is typically less liquid than that for shares quoted on the Nasdaq National Market. This could make it more difficult for our shareholders to sell their shares at desired prices and amounts.

OUR SHARES ARE SUBJECT TO THE SECURITIES AND EXCHANGE COMMISSION'S "PENNY STOCK" RULES AND MAY BE DIFFICULT TO SELL.

          The rules of the Securities and Exchange Commission require brokers to provide information to purchasers of securities traded at less than $5.00 per share and not traded on a national securities exchange or quoted on the Nasdaq Stock Market. Once our shares were delisted from Nasdaq, they became "penny stock" that is not exempt from these rules. Therefore, these disclosure requirements may have the effect of reducing trading activity in our shares and making it more difficult for investors to sell. The rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker must also give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation. The rules also require a broker to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction before a transaction in a penny stock.

TWO SHAREHOLDERS MAY BE ABLE TO CONTROL US.

          Izhak Tamir and Eric Paneth, directors of Tioga, each own approximately 12.6% of our outstanding ordinary shares and are our largest shareholders. Currently, Messrs. Paneth and Tamir are not party to a shareholders agreement. However, if Messrs. Paneth and Tamir act together, there is a high likelihood that they effectively would have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. Their combined equity interest in us may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tioga unless approved by one or both of them.

ITEM 4.   INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

OUR HISTORY

     Tioga Technologies Ltd. was incorporated on December 14, 1999 under the laws of the State of Israel. Our principal executive offices are located at 126 Yigal Allon Street, Tel Aviv, Israel and our telephone number is (972-3) 696-2121.

OUR DEVELOPMENT

          Tioga was formed to receive substantially all of the assets and liabilities of the chip business of Orckit in accordance with the terms of Orckit's plan of separation. On June 30, 2000, Orckit contributed and transferred to us substantially all of the assets and liabilities constituting its chip business, including the shares of Silicon Value, in exchange for our ordinary shares and distributed as a stock dividend to its shareholders, on a share-for-share basis, all of those Tioga ordinary shares.

          In April 2001, we sold the ASIC business of Silicon Value to a wholly owned subsidiary of Zen Research Plc, in consideration for $21.7 million. ASICs, or application specific integrated circuits, are chips that are custom-tailored for customer-specific applications.

          In February 2002, we entered into three strategic agreements with STMicroelectronics NV. Pursuant to a technology transfer agreement, we granted STMicroelectronics certain co-ownership rights in our existing intellectual property in the DSL field and ownership rights over our products, including products under development. Pursuant to a development, marketing and services agreement, we provided research and development and marketing services to STMicroelectronics through April 2003. Pursuant to a one-year option agreement, STMicroelectronics had the right to acquire our business. For a more detailed description of these agreements, please see Item 10.C "Additional Information--Material Agreements." Following the execution of these agreements, our activities consisted primarily of research and development and marketing services provided to STMicroelectronics and we ceased to conduct business as an independent DSL chip developer.

          In January 2003, STMicroelectronics exercised its option to acquire our business. This acquisition was consummated in April 2003. For a more detailed description of our asset purchase agreement with STMicroelectronics, please see Item 10.C "Additional Information--Material Agreements." Since the consummation of this transaction, our plan of operation has been to explore the best course of action for Tioga, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. In addition to the cash and cash equivalents that we hold, we believe that there are perceived benefits to being a "reporting company" with a class of publicly-traded securities which may be attractive to private entities. Other than activities relating to attempting to locate such a candidate, and activities relating to the investment of our funds in short and long term investments, we do not currently conduct any operations.

          We may enter into a definitive agreement with a wide variety of businesses without limitation as to their industry or revenues. It is not possible at this time to predict when, if ever, we will enter into a business combination with any such private company or what will be the industry, operating history, revenues, future prospects or other characteristics of any such company.

PRINCIPAL CAPITAL EXPENDITURES

          Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business. These purchases totaled $5.3million in 2000, $0.5 million in 2001 and $0.1 in 2002. Our capital expenditures in 2000 were spent primarily for the procurement of chip-design software for the ASIC business of Silicon Value, which was sold during 2000.

B. BUSINESS OVERVIEW

GENERAL

          EXCEPT AS OTHERWISE INDICATED BY THE CONTEXT, THE FOLLOWING DESCRIPTION OF TIOGA ASSUMES THAT TIOGA HAS OWNED AND OPERATED SUBSTANTIALLY ALL OF ORCKIT'S CHIP BUSINESS TO THE SAME EXTENT THAT ORCKIT HAS SINCE THE FORMATION OF ORCKIT AND THAT TIOGA HAS NEVER OWNED THE ASIC BUSINESS OF SILICON VALUE. THE FOLLOWING DESCRIPTION IS PRESENTED TO HELP YOU UNDERSTAND OUR ACTIVITIES UNTIL THE SALE OF OUR BUSINESS TO STMICROELECTRONICS IN APRIL 2003. FOLLOWING SUCH SALE, WE CEASED THE OPERATIONS OF OUR BUSINESS AS CONDUCTED PRIOR THERETO.

          Our traditional business was the design, development and marketing of DSL chips used by manufacturers of telecommunications equipment. Our DSL chips enabled the digital transmission of voice, video and data over standard telephone lines at speeds that are up to 30 times faster than transmission rates provided by conventional analog modems.

          As a result of the agreements we entered into in February 2002 with STMicroelectronics, our activities from February 2002 through April 2003 consisted primarily of research and development and marketing services provided to STMicroelectronics in our traditional field of business, and we did not conduct business as an independent DSL chip developer.

INDUSTRY BACKGROUND

THE DEMAND FOR HIGH-SPEED DATA ACCESS

          The volume of information transmitted over communications networks has grown dramatically in recent years.

          A number of factors have contributed to this growth, including the:

          - growing use by businesses of wide area networks that interconnect geographically dispersed locations, intranets, extranets and video and voice conferencing systems for communicating with customers, suppliers and employees;

          - need of telecommuters to access remote local area networks that connect computers and peripheral equipment in a localized area, such as an office; and

          - emergence of the Internet as a major global communication medium enabling many millions of individuals and businesses, including small offices/home offices, to share information, communicate and conduct business electronically.

          To accommodate increasingly high volumes of data, telecommunications service providers, or telcos, have invested significant resources to upgrade their network backbone of central office switching centers and the infrastructure connecting these switching centers. These switching centers contain the technology, which selects the paths or circuits to be used for the transmission of information between users. While the capacity of the network backbone to carry higher traffic levels has been increased through the use of high-speed digital and fiber-optic equipment, the copper telephone wires that connect telephone users to central office switching centers limit high-speed voice, video and data transmission. These telephone wires were originally designed for the low-speed analog method of storing, processing and transmitting voice traffic whereby information is conveyed by continuous electrical signal rather than high-speed digital data transmission. As a result, access to the Internet and private communications networks over these telephone wires has typically been limited to data transmission rates of up to 56 Kilobits per second, or Kbps, using standard dial-up analog modems or 128 Kbps using integrated services digital network, or ISDN, modems. At these rates, several minutes may be required to access a media rich website, and several hours may be required to transfer or download large files.

NEW COMPETITIVE ENVIRONMENT

          The deregulation of the telecommunications industry throughout the world has enabled new entrants, such as competitive local exchange carriers (CLECs) and Internet service providers to offer data and voice services over the local loop. However, since 2001 these new entrants have suffered from extreme capital constraints and scaled back their activities. In addition, providers of other access technologies, such as cable and wireless companies, are challenging traditional telecommunications' service providers. These entrants compete with the incumbent local exchange carriers for the opportunity to provide telecommunications services over the last mile. Cable and wireless companies now offer transmission of data and voice at speeds of more than one Megabit per second, or Mbps, without the need to use the existing copper telephone wires infrastructure. Facing increasing customer dissatisfaction with existing solutions and the encroachment of formidable competitors, the incumbent local exchange carriers are offering DSL technology to address the local loop bottleneck.

DSL TECHNOLOGIES

          DSL technology utilizes sophisticated digital signal processing techniques to achieve high-speed data transmission over existing copper telephone wires. Digital signal processing is a technology that transforms analog into digital signals.

          DSL technologies vary by data delivery rate, direction of data delivery, stage of development and utilization of splitters, which are devices installed at the customer's premises which couple the DSL and telephone services on a single telephone line. DSL technologies include:

          - T1. In North America, the standard building block for digital service is a T1 line that transmits data at 1.544 megabits per second, commonly known as Mbps.

          - ADSL. Asymmetric digital subscriber line, or ADSL, technology is a technology that enables different data rate in each direction of the transmission. Users of digital transmission often require more capacity, or bandwidth, downstream to them than upstream from them. For example, downloading a World Wide Web page, a downstream transmission, requires far more bandwidth than gaining access to a Web site, an upstream transmission. Asymmetric transmission permits delivery of data at a higher rate than does symmetric transmission. ADSL technology allows the transmission of data at speeds of up to 8 Mbps downstream to the customer and up to 768 Kbps upstream from the customer. ADSL technology transmits data at these rates while simultaneously providing analog telephone service over a standard copper telephone wire. ADSL-based products enable telephone companies to efficiently provide high-speed Internet access, telecommuting, video broadcasting and conferencing, pay-per-view, interactive multimedia, medical imaging and teleshopping over copper telephone wires.

          - G.SHDSL. Symmetric high bit-rate digital subscriber line, or SHDSL, constitutes the North American standard building block for digital service at the rate of 1.544 Mbps, commonly knows as T1, to carrier service areas. It further enhances the North American standard by supporting a wide range of bit rates as opposed to just the fixed T1 rate of 1.544 Mbps. G.SHDSL transports symmetrical data across a single copper pair at data rates from 192 Kbps to 2.304 Mbps. G.SHDSL represents the next generation in HDSL technology and is expected to be used for equipment for the business market in North America.

          - VDSL. Very high bit-rate digital subscriber line, or VDSL, technology is currently being developed to carry high data rates over short distances. VDSL provides a full service access network that can include very high-speed access to the Internet and other interactive services for work at home, as well as for business, medical and educational applications. VDSL will increase the downstream data transmission rate to 13 to 52 Mbps and the upstream rate to 6 Mbps depending on the distance covered. VDSL is also being designed to transmit data symmetrically at rates of up to 13 Mbps downstream and upstream. VDSL is limited in its transmission distance so it will use optical communications equipment in part.

          DSL technology has the following advantages over other high-speed access technologies:

          - DEDICATED BANDWIDTH. DSL is a point-to-point, bi-directional transmission technology with dedicated connections. As a result, DSL does not suffer from degradation as other subscribers are added to the system and provides a higher level of security. Some alternative high-speed data transmission solutions, such as cable, are shared systems that may suffer service degradation and increased risk of security breaches as additional users are added.

          - COST-EFFECTIVE. Because DSL uses existing telephone lines, it can be significantly less expensive to deploy than other high-speed data transmission technologies which may require new infrastructure.

          - BROAD COVERAGE. Since almost all businesses and homes have installed copper telephone lines, DSL technologies can be made immediately available to a large percentage of potential users.

          While DSL technology is advantageous in many respects, it has the following limitations and disadvantages when compared to other high speed access technologies:

          - LIMITED RANGE. DSL technology has a limited transmission range from the telephone companies' central office. The data transmission rates of DSL modems depend, in large part, on the length of the local loop. Many local loops are very long and can support only a relatively low-rate of data transmission. While DSL performance varies depending on the noise environment, service and distance of transmission, it tends to degrade as distance increases.

          - SENSITIVE TO INTERFERENCE. DSL technology is sensitive to interference from existing telephone company communications equipment in the local loop. When present, this interference materially affects the data transmission rates of DSL modems.

DSL PRODUCTS

          Until the sale of our business to STMicroelectronices in April 2003, we designed our chips with the following features to meet the demands of DSL equipment manufacturers:

          - HIGH-PERFORMANCE. We designed our chips to provide high-speed processing of communications data packets. Our solutions were designed to perform billions of operations per second. Performance is key to achieving market acceptance. We aimed to develop proprietary algorithms that would allow us to design relatively small chips that would consume less power than other comparable designs. This leads to a higher rate/ reach performance.

          - DESIGN AND SOFTWARE FLEXIBILITY. Our solutions were software programmable to meet the specific needs of each customer. This enabled the implementation of multiple DSL configurations, a broad range of transmission rates and performance enhancement and feature upgrades in compliance with various industry standards. This flexibility enables telecommunication service providers to optimize performance and keep pace with changing industry requirements.

          - LOW POWER. Our solutions were designed to be low power solutions. Our proprietary algorithms allowed us to design chips that consume relatively less power than other comparable solutions. Low power chips enable DSL system manufacturers to design high-density products that result in lower cost systems. We designed our chips to reduce power use without sacrificing their flexibility and performance.

          - INTEROPERABILITY/STANDARD COMPLIANCE. Our designs complied with industry standards and we actively participated in the formation of DSL standards. This enabled us to monitor industry trends and refine our product development efforts to bring standards-compliant solutions to market. Our highly flexible architecture and algorithm expertise enabled us to adapt our chips to evolving standards. It was our goal to provide our customers with solutions that were interoperable with other DSL chip vendors, providing significant added value.

          - SYSTEM APPROACH. Our design methodology was system oriented and customer focused.

TRANSFERRED DSL TECHNOLOGY AND PRODUCTS

          Prior to our separation from Orckit, we licensed our chip designs to third party semi-conductor manufacturers. Following the separation, we designed our chips for sale to manufacturers of DSL equipment for incorporation into products sold to telecommunications service providers and their customers. Orckit assigned to us the intellectual property relating to our ADSL and VDSL chips and granted us co-ownership rights in our ATM DSLAM chip known as Condor(TM).

          Our goal was to provide performance advantages and design attributes that will make us a preferred supplier of DSL chips for all DSL applications. We designed chips that incorporate several different DSL technologies.

          Pursuant to our technology transfer agreement with STMicroelectronics, in February 2002 we granted STMicroelectronics co-ownership rights to all of our intellectual property in the fields of DSL, network traffic management applied to DSL semiconductor products and DSL chipsets existing on the date of the agreement. In addition, we transferred to STMicroelectronics ownership over existing PeakADSL and Condor integrated circuits and our PeakVDSL, PeakSHDSL and Perflow integrated circuits still under development, as well as ownership rights in respect of certain design wins existing on the date of the agreement.

          Pursuant to our development, marketing and services agreement with STMicroelectronics dated February 2002, DSL design wins and DSL products developed during the term of the agreement were to be solely owned by STMicroelectronics, while all intellectual property developed during the term of the agreement was jointly owned by STMicroelectronics and us. For further information, please see Section 10.C - "Material Contracts" below.

PEAKADSL AND KEYWAVE ASYMMETRIC DIGITAL SUBSCRIBER LINE (ADSL) CHIPS

          In June 1997, we entered into a six-year agreement with Fujitsu Microelectronics for the cooperative development and marketing of an advanced ADSL chip for ADSL-based modems called KeyWave(TM). Under this agreement, we developed the digital portion of the chip, and Fujitsu Microelectronics developed the analog and mixed-signal portions of the chip. Each party retained ownership of the technology that was developed by it pursuant to the agreement. This agreement resulted in the completion of the KeyWave(TM) chip.

          The KeyWave(TM) is an ADSL and G.Lite chip, combining analog and digital signal processor functions in a single device. Incorporating the two functionalities on one chip resulted in a lower-cost solution. The KeyWave(TM) was integrated to Orckit's ADSL DSLAM products. Commercial sales of this chip to Orckit began in the first quarter of 2000. All the technology developed by Orckit which has been incorporated into KeyWave(TM) was transferred to us.

          PeakADSL is designed for the central office which implements eight ADSL modems. Higher density products contain an increased number of DSL interfaces in each rack of communications equipment.

          Our KeyWave(TM) and PeakADSL chips were able to be deployed over the local loop at a distance of up to 10,000 ft. at a downstream bit-rate of up to 8 Mbps or at a distance of 12,000 ft. at a downstream bit-rate of up to 6 Mbps and provided cost advantages over installing fiber to the home. An ADSL signal typically degrades, or provides lower transmission rates and quality, the further a user is located from the central office of the telephone service provider. Our ADSL chip was rate adaptive to provide the highest possible transmission rate for a given channel. This allowed equipment to be installed over longer distances as a system incorporating our ADSL chip will automatically adapt the transmission rate to the highest rate possible over a given distance. Our ADSL chip also contained an ISDN filter. This filter enables simultaneous ADSL and ISDN transmission over the same line. This feature was particularly attractive to European telephone companies because many European countries have a widely-installed base of ISDN equipment. The ISDN filter enabled telcos to install ADSL on their ISDN lines, thus sharing the line in a cost-effective way with the existing ISDN system.

PEAKSHDSL SYMMETRIC HIGH SPEED DIGITAL SUBSCRIBER LINE (SHDSL) CHIP

          Our SHDSL chip, was a higher density and lower power solution which enabled DSLAM, DLC (Digital Loop Carrier) and MTU (Multiple Tenant Unit) vendors to deliver to service provider's equipment that meets the demand for large-scale and fast-growth symmetric DSL deployment. Our PeakSHDSL CO chip-set was designed to meet all SHDSL standards, and SHDSL can transmit data at rates up to 2.3Mbps. In turn, the service providers can address the high demand for higher bandwidth from millions of SOHO and SMB users worldwide. Symmetric High-bit rate Digital Subscriber Line solutions provide symmetrical communication at multiple bit-rates. These solutions enable applications such as business high-speed Internet access, VPN, branch offices interconnection and combined high-speed data and multiple voice channels as well as transport T1/E1 replacement and pair gain applications.

PEAKVDSL VERY HIGH-SPEED DIGITAL SUBSCRIBER LINE (VDSL) CHIP

          Each VDSL chip in the central office side was designed to support eight modems on a chip and supports eight channels of asymmetric data and four channels of symmetric data. Our VDSL chip was designed to transmit data downstream typically at 13 to 52 Mbps at distances ranging from approximately 900 ft. to 4,200 ft. and upstream at 1.6 to 6.4 Mbps, and to transmit data at up to 13 Mbps symmetrically, for a distance of up to 3,400 ft. depending on noise level and wire type.

FAB-LESS MANUFACTURING

          We operated on a fab-less basis, which means that we designed our chips but outsourced the manufacturing of them. Since we did not own or operate a chip fabrication facility, we depended on subcontractors to deliver to us sufficient quantities of fully-assembled and tested chips on a timely basis.

          Outsourcing the manufacturing of our chips enabled us to concentrate our resources on the design, development and marketing of our products, where we believe we had greater competitive advantages, and to eliminate the high cost of owning and operating a chip fabrication facility.

CUSTOMERS

          Almost all of our DSL chip sales were made to Orckit. Our product supply agreement with Orckit expired on May 1, 2002. As a result of the agreements with STMicroelectronics, our activities in 2002 consisted primarily of research and development services provided to STMicroelectronics. Pursuant to our development, marketing and services agreement, STMicroelectronics has the sole ownership rights to any DSL design wins and DSL products developed by us during the term of the agreement. During the period from February 2002 through April 2003, marketing efforts of our products were carried out by STMicroelectronics.

INTELLECTUAL PROPERTY RIGHTS

          Our patents principally covered various aspects of features relating to telecommunications technologies and telecommunications products, including certain aspects specifically pertaining to DSL and cable communications systems and devices.

          Pursuant to our technology transfer agreement with STMicroelectronics, in February 2002 we granted STMicroelectronics co-ownership rights to all of our intellectual property in the fields of SHDSL, VDSL, ADSL, G.lite, HDSL2 and network traffic management applied to DSL semiconductor products and DSL chipsets existing on the date of the agreement. In addition, we transferred to STMicroelectronics ownership over all of our existing PeakADSL and Condor integrated circuits and our PeakVDSL, PeakSHDSL and Perflow integrated circuits still under development. In April 2003, pursuant to our asset purchase agreement with STMicroelectronics, STMicroelectronics acquired sole ownership of all our intellectual property rights.

C. ORGANIZATIONAL STRUCTURE

          We do not have significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

          We do not have any material fixed assets.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

          Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this annual report.

          OVERVIEW

          We were formed as a private Israeli company in December 1999. Prior to our separation from Orckit, our business was operated as a division of Orckit. Our traditional business was the design, development and marketing of DSL chips used by manufacturers of telecommunications equipment. Since our inception, the vast majority our chip sales were to Orckit. Upon our separation from Orckit, we received from Orckit all of the outstanding capital stock of Silicon Value. Silicon Value designed, developed and marketed ASIC solutions to systems manufacturers in the communication and other markets.

          In April 2001, we sold the ASIC business of Silicon Value to a wholly owned subsidiary of Zen Research plc., for consideration of $21.7 million. As a result, the results of operations of the ASIC business of Silicon Value are reported separately as a discontinued operation in our statement of operations.

          In February 2002, we entered into three strategic agreements with STMicroelectronics. Pursuant to a technology transfer agreement, we granted STMicroelectronics certain co-ownership rights in our existing intellectual property in the DSL field and ownership rights over our products, including certain products still under development and our rights under certain design wins. Pursuant to a development, marketing and services agreement, we provided research and development and marketing services to STMicroelectronics through April 2003. Pursuant to a one year option agreement, we granted to STMicroelectronics the right to acquire our business. STMicroelectronics exercised its option and acquired our business in April 2003 pursuant to an asset purchase agreement. For a more detailed description of these agreements, please see Item 10.C "Additional Information--Material Agreements."

          As a result of these agreements, from February 2002 through April 2003 our activities consisted primarily of research and development and marketing services provided to STMicroelectronics. During this period, substantially all of our revenue derived from STMicroelectronics.

          Following the sale of our business to STMicroelectronics in April 2003, our plan of operation has been to explore the best course of action for Tioga, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. Other than activities relating to attempting to locate such a candidate, and activities relating to the investment of our funds in short and long term investments, we do not currently conduct any operations. Accordingly, the financial information presented herein is not indicative of our future operating results or financial position.

          Our results of operations primarily include (i) the revenues from STMicroelectronics pursuant to our development, marketing and services agreement, (ii) the revenues and royalties from chip sales to Orckit based on our product supply agreement with Orckit, (ii) for 2000, the costs directly attributable to that portion of Orckit's chip business transferred to us. In 2000, certain costs and expenses have been allocated based on our estimates of the cost of services provided to the chip business transferred to us by Orckit. These costs include research and development expenses and selling, general and administrative expenses. These allocations and charges are based on either a direct cost pass-through or a percentage of total costs for the services provided based on factors such as headcount or the specific level of activity directly related to such costs. We believe that these allocations were based on assumptions that were reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the transferred chip business had been operated as a separate entity.

          We incurred net loss of $132.2 million in 2000. The loss for 2000 included aggregate charges of $109.9 million relating to the acquisition of Silicon Value and the spin-off of Tioga from Orckit. This number includes impairment of goodwill and other intangible assets in the amount of $58.1 million, goodwill amortization in the amount of $21.6 million, amortization of other intangible assets in the amount of $4.1 million, a charge to expense of in-process research and development in the amount of $24.7 million and spin off expenses in the amount of $1.4 million. The impairment of goodwill and other intangible assets, the goodwill amortization, the amortization of other intangible assets and the charge to expense of the in process research and development are reflected in our statement of operations are reflected as "loss from discontinued operations".

          We incurred net losses of $18.2 million in 2001. The loss for 2001 included $4.0 million relating to the discontinued operations of the ASIC business of Silicon Value that we sold in April 2001. The 2001 loss from discontinued operations includes goodwill amortization in the amount of $2.3 million and impairment of property and equipment in the amount of $0.8 million.

          We generated net income of $8.8 million in 2002. Our net income in 2002 includes $9.7 million of "other income," which consists of payments under the technology transfer agreement signed with STMicroelectronics in February 2002, net of transaction costs.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

          We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. These accounting principles require management to make certain estimates, judgments and assumptions based upon the information available at the time they are made, historical experience and various other factors believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management evaluates its estimates and judgments on an on-going basis. Some of those judgments can be subjective and complex, and consequently actual results may differ from those estimates.

          The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in
Item 3.D - "Risk Factors." To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and that require management's subjective judgments. We base our judgments on past experience and various other assumptions that are believed to be reasonable under the circumstances. Please refer to Note 1 to our consolidated Nfinancial statements included in this Annual Report for a summary of all of our significant accounting policies

REVENUE RECOGNITION

          Prior to entering into the agreements with STMicroelectronics in February 2002, we derived our revenues from continuing operations mostly from royalties and sales of products to Orckit. In 2001, following the amendment of our product supply agreement, we recognized our royalty revenues as net revenues without cost of goods sold. Revenues under our agreements with Orckit are recognized at the time of shipment as reported to us by Orckit.

          Revenues from sales of products were recognized when persuasive evidence of an agreement exists, delivery occurred, the fee was fixed and determinable and collectibility was probable.

          Revenues from research and development services are recognized at the time they are rendered.

DISCONTINUED OPERATIONS

          The results of operations of the ASIC business of Silicon Value, which we sold in 2001, are reported separately as discontinued operations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

          In April 2002, the FASB issued Statement of Financial Accounting Standard No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"), which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets for Motor Carriers." SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. We do not expect the adoption of SFAS No. 145 will have a material impact on our results of operations or financial position.

          In June 2002, the FASB issues Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. We do not expect the adoption of SFAS No. 146 to have a material impact on our results of operations or financial position.

          In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. We do not expect the adoption of FIN No. 45 to have a material impact on our results of operations or financial position.

RESULTS OF OPERATIONS

          The table below sets forth, for the periods indicated, financial data which we believe to be significant in analyzing our results of operations.

                                                                Years Ended December 31,
                                                       2000           2001             2002
                                                                 (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues.........................................  $   14,517      $    1,440        $  7,912
Product costs....................................      13,107               8              20

Research and development expenses and
development services costs.......................       8,974           9,537           6,375
Less royalty-bearing grants .....................           -           1,571           1,468
                                                   -----------     -----------       ---------
Research and development expenses, net
and development services costs, net .............       8,974           7,966           4,907
Selling, marketing, general and
administrative expenses..........................       3,470           4,067           2,227
Spin-off expenses................................       1,199               -               -
Impairment of property and equipment.............           -               -             157
Amortization of deferred stock
compensation.....................................          92           2,252             635
Operating loss...................................     (12,325)        (12,853)            (34)
Other expenses ..................................           -             (16)            (10)
Other income ....................................           -               -           9,698
Financial income (expense), net..................         969          (1,238)           (874)
                                                   -----------     -----------       ---------
Net income (loss) from continuing
operations.......................................     (11,356)        (14,107)          8,780
                                                   ===========     ===========       =========
Income (loss) from discontinued
operations ......................................    (120,839)         (4,043)             19
                                                   ===========     ===========       =========
Net income (loss)................................  $  (132,19)     $  (18,150)       $  8,799
                                                   ===========     ===========       =========

          The table below sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues, which we believe to be significant in analyzing our results of operations.

                                                            YEARS ENDED DECEMBER 31,
                                                     ------------------------------------
                                                        2000         2001         2002
                                                     ----------   -----------   ---------
 Revenues: (1)                                          100.0%        100.0%        100%

 Product costs                                           90.3%          0.6%        0.3%
 Research and development expenses, net and
 development services costs, net                         61.8%        553.2%       62.0%
 Selling, marketing, general and
 administrative expenses                                 23.9%        282.4%       28.1%
 Spin off expenses                                        8.3%            -           -
 Impairment of property and equipment                       -             -         1.9%
 Amortization of deferred stock
 compensation                                             0.6%        156.4%        8.0%
 Operating loss                                         (84.9)%      (892.6)%      (0.4)%
 Other expenses                                             -          (1.1)%      (0.1)%
 Other income                                               -             -       122.6%
 Financial income (expense), net                          6.7%        (86.0)%     (11.0)%
 Net income (loss) from continuing
 operations                                             (78.2)%      (979.7)%     111.0%
                                                     ----------   -----------   ---------
 Net income (loss) from discontinued
 operations                                            (832.4)%      (280.8)%       0.2%
                                                     ==========   ===========   =========
 Net income (loss)                                     (910.6)%     (1260.4)%     111.2%
                                                     ==========   ===========   =========

   ----------
   (1) In 2001, most of our revenues were royalties, which do not have any cost of revenues.

          REVENUES. Chips sales in 2000 included also revenues from the sale of HDSL chips and ADSL KeyWave(TM) chips. In 2001 and 2002, all of our royalties and chip sale revenues were generated from ADSL KeyWave(TM) chips. Effective January 1, 2001, our product supply agreement with Orckit was amended, as a result of which we began generating revenues in the form of royalties. Specifically, Orckit paid us a royalty equal to 10% of the actual price paid by Orckit to the chip supplier. This agreement expired on May 1, 2002. The significant decrease in our revenues from 2000 to 2001 was mainly a result of the transition from a sale basis to a royalty basis.

          Total revenues increased from $1.4 million in 2001 to $7.9 million in 2002 as a result of $7.7 million revenues under our development, marketing and services agreement with STMicroelectronics, which was entered into in February 2002.

          These services were provided to STMicroelectronics until April 28, 2003 for total consideration of $10.3 million.

          RESEARCH AND DEVELOPMENT EXPENSES, NET AND DEVELOPMENT COSTS, NET. Research and development expenses consist primarily of salaries and other personnel-related expenses, consultant expenses, equipment and software depreciation, supplies, overhead expenses and other expenses related to the design and development of our products. Our research and development costs are expensed as incurred. Research and development expenses decreased from $9.0 million in 2000 to $7.9 million in 2001 and to $4.9 million in 2002. The decrease from 2000 to 2001 was primarily as a result of grants from the Office of the Chief Scientist in the amount of $1.6 million, while the decrease from 2001 to 2002 was primarily a result of a reduction in our development plans and a reduction in personnel and contractors.

          SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, marketing, general and administrative expenses consist primarily of salaries and other personnel-related expenses for sales and marketing personnel, executive, accounting and administrative personnel, professional fees, warranty accrual and other general corporate expenses. These expenses increased from $3.5 million in 2000 to $4.1 million in 2001 and decreased to $2.2 million in 2002. The significant decrease in 2002 was primarily a result of the termination of our sales and marketing personnel.

          INCOME (LOSS) FROM DISCONTINUED OPERATIONS. As a result of our sale of the ASIC business of Silicon Value, the results of operations of the ASIC business are reported separately as a discontinued operation in our statement of operations for the year ended December 31, 2000, 2001 and 2002. Loss from discontinued operations in 2000 consists principally of impairment of goodwill and other intangible assets in the amount of $58.1 million, goodwill amortization in the amount of $21.6 million, amortization of other intangible assets in the amount of $4.1 million and a charge to expense of the in-process research and development in the amount of $24.7 million. The impairment of the goodwill and other intangible assets in 2001 was due to the decrease in the value of our investment in Silicon Value as a result of the downturn in the telecommunications industry. Loss from discontinued operations in 2001 includes goodwill amortization in the amount of $2.3 million and impairment of property and equipment in the amount of $0.8 million.

          OTHER INCOME. Other income consists of income generated from STMicroelectronics. In 2002, we had $9.7 million of other income, which consists of payments under the technology transfer agreement signed with STMicroelectronics in February 2002, net of transaction costs.

          FINANCIAL INCOME (EXPENSES), NET. Financial income consists primarily of interest on short-term and bank deposits. Financial expense consists of interest on the loan received from Orckit during the second half of 2000, which was partially repaid in 2002, and bank credit, which was fully repaid as of December 31, 2001. Financial income was $1.0 million in 2000. In 2001 our net borrowings increase significantly and, consequently, our financial expenses increased to $1.2 million. In 2002 our financial expense decreased to $0.9 million due to our repayment of $13.0 million under our credit facility with Orckit.

          NET LOSS. As a result of the foregoing, we had a net loss of $132.2 million in 2000 and $18.2 million in 2001. The net loss for 2000 includes a net loss of $120.8 million from discontinued operations, and the net loss for 2001 includes a net loss of $4.0 million from discontinued operations.

          In 2002 we generated net income of $8.8 million, primarily as a result of payments in the amount of $9.7 million received from STMicroelectronics under our technology transfer agreement, net of transaction expenses.

IMPACT OF INFLATION, DEVALUATION AND FLUCTUATION OF CURRENCIES ON RESULTS OF OPERATIONS LIABILITIES AND ASSETS

          The annual inflation rate in Israel was 0.0% in 2000, 1.4% in 2001 and 6.5% in 2002, and the U.S. dollar versus the new Israeli shekel devaluation rate in Israel was (2.7)% in 2000, 9.3% in 2001 and 7.3% in 2002.

          A devaluation of the new Israeli shekel in relation to the U.S. dollar would have the effect of decreasing the dollar value of our assets in new Israeli shekels to the extent the underlying value is new Israeli shekel-based. Such a devaluation also would have the effect of reducing the U.S. dollar amount of any of our liabilities which are payable in new Israeli shekels (unless such payables are linked to the U.S. dollar).

          Most of our revenues were denominated in dollars and our expenses in new Israeli shekels. Our expenses in new Israeli shekels were principally payroll. Our results of operations were adversely affected by increases in the rate of inflation in Israel when such increases are not offset by a corresponding devaluation of the new Israeli shekel against the U.S. dollar. In 2002, the rate of inflation in Israel was 6.5%, which was lower than the 7.3% rate of devaluation of the new Israeli shekel against the U.S. dollar. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.

B. LIQUIDITY AND CAPITAL RESOURCES

          We have incurred significant losses since formation and thus have had to find financing sources that were not from our own operations.

          In June 2000, in connection with our separation from Orckit, we borrowed $20.0 million under a credit facility from Orckit. We also received a $10.0 million short-term credit line from a bank, which we fully repaid during 2001. In April 2001, we sold the ASIC business of Silicon Value for total consideration of $21.7 million ($18.0 in the form of cash), of which $16.2 million was paid in 2002 and the remaining $1.8 million was paid in 2003.

          In 2002, substantially all of our revenues arose from our agreements with STMicroelectronics

          In addition, in February 2003, the District Court of Tel Aviv approved our application for the repurchase of our ordinary shares at an aggregate price of up to $2.0 million. As of May 31, 2003, we repurchased 3,386,468 ordinary shares at an aggregate price of $798,000.

          In June 2000, we entered into a credit facility with Orckit that provides for borrowings up to $20.0 million. As of December 31, 2001, $20.0 million principal amount was outstanding. In 2002, we paid to Orckit an aggregate of $13.0 million of outstanding principal. We repaid the balance of $7.0 million in 2003, as well as net accrued interest of $0.8 million. For additional information about this credit facility, please see "--Related Party Transactions" below.

          We had working capital of $(2.65) million as of December 31, 2000, $(4.37) million as of December 31, 2001, $3.95 million as of December 31, 2002.

          During 2000 and 2001, we had net losses and as a result used more cash than we generated from operations. We used cash in our operating activities of $16.0 million in 2000 and $17.2 million in 2001. During 2002, we had net profit of $8.8 million and we generated $9.0 million of cash from operations.

          We generated net cash from investing activities of $4.7 million in 2000 and $15.0 million in 2001, which consisted principally of proceeds from disposition of the ASIC business of Silicon Value, and $1.8 million in 2002.

          We received cash flow from financing activities of $30.0 million in 2000, of which $20.0 million was from a loan from Orckit and $9.9 million was from a credit facility from a bank. We had a negative cash flow from financing activities of $8.9 million in 2001, principally due to the repayment of short-term bank credit. In 2002, we had a negative cash flow from financing activities of $13.0 million due to the repayment of $13.0 million of the loan from Orckit.

GOVERNMENT GRANTS

          Under the Law for the Encouragement of Industrial Research and Development, 1984, or the R&D Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel are eligible for grants of up to 50% of the project's expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed in accordance with the program.

          In 2001 and 2002 we recognized grants from the Office of the Chief Scientist in the amount of approximately $1.6 million and $1.5 million, respectively.

          With respect to any product of ours whose development was partially funded by the Office of the Chief Scientist, we were required to pay royalties to the Chief Scientist of 4% of the all revenues generated by such products, including sales, license and maintenance revenues, until 100 - 150% of the dollar-linked grant is repaid, with interest.

          The terms of the Israeli government participation also typically require that the manufacture of products developed with government grants be performed in Israel. In the event that any of the manufacturing rights are transferred out of Israel, if approved by the Office of the Chief Scientist, we would be required to pay royalties at a higher royalty rate and an increased aggregate repayment amount (up to 300%), depending on the portion of manufacturing to be performed outside of Israel. The lack of approval by the Office of the Chief Scientist with respect to the transfer of manufacturing rights out of Israel could have a material adverse effect on strategic alliances that we enter into in the future that provide for the transfer of such manufacturing rights.

          Our agreements with STMicroelectronics were approved by the Office of the Chief Scientist. This approval was conditioned upon the undertaking of STMicroelectronics to comply with the provisions of the R&D Law and to pay to the Office of the Chief Scientist royalties on the sale of the purchased products that are based on our funded intellectual property.

          In November 2002, the Israeli parliament approved an amendment to the R&D Law. The amendment became effective on April 1, 2003.

          As opposed to the R&D Law prior to the amendment, which requires an undertaking in the application that all manufacturing will be performed in Israel, the amendment to the R&D Law allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will not be performed in Israel. This declaration is required to include details regarding the locations in which the manufacture of the product will be performed in Israel and out of Israel, the manufacture activities to be performed in such locations (including the reasons for performing such manufacture activities out of Israel) and the proportionate manufacturing expenditures in Israel and out of Israel. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a plan and the amount and other terms of benefits to be granted.

          In accordance with the amendment to the R&D Law, a plan will be approved if the applicant is an Israeli corporation and as a result of the plan the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the Office of Chief Scientist is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents.

          The amendment to the R&D Law further allows the Office of Chief Scientist to provide grants for portions of 20%, 30%, 40% or 50% of certain approved expenditures of a research and development. The Research and Development Law prior to the amendment only allowed for grants covering 50% of such expenditures. This amendment and the budget of the Office of the Chief Scientist may affect the rate of additional grants that may be requested by us in the future.

          The amendment to the R&D Law adds reporting requirements with respect to certain changes in the ownership of a grant recipient. The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" refers to voting rights and the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 50% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

          Our policy was to devote a significant portion of our personnel and financial resources to developing new products and product applications. As a result of the agreements with STMicroelectronics, from February 2002 through April 2003 our activities consisted primarily of research and development services provided to STMicroelectronics. Following the sale of our business to STMicroelectronics in April 2003, we conduct no research and development activities.

          Our gross research and development expenditures were $9.0 million in 2000 and $9.5 million in 2001 and $6.4 million in 2002. In 2001, we recognized grants from the Office of the Chief Scientist of approximately $1.6 million and thus the net research and development expenses were $7.9 million. In 2002, our research and development expenditures were funded by payments from STMicroelectronics pursuant to our development, marketing and services agreement and from grants in the aggregate amount of $1.5 million from the Office of the Chief Scientist.

D. TREND INFORMATION

          In April 2003, we sold substantially all of our assets and liabilities (other than financial indebtedness) to STMicroelectronics pursuant to an asset purchase agreement, which is described below under Item 10.C "Additional Information--Material Agreements." Since then, our plan of operation has been to explore the best course of action for Tioga, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. Accordingly, the financial information provided herein is not indicative of our future operating results or financial position.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and senior managers as of June 20, 2003:

NAME                           AGE   POSITION
Izhak Tamir                    50    Chairman of the Board
Douglas Goodyear               48    Director
Moti Kintzlinger               44    Director
Harel Kodesh                   44    External Director
Eric Paneth                    53    Director

          The business experience of each of our directors and executive officers is as follows:

          IZHAK TAMIR has served as Chairman of our Board of Directors since February 2000. He also served as our Chief Executive Officer from February 2000 to June 2000. He has served as President and a Director of Orckit since its founding in 1990. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Ministry of Defense. Mr. Tamir holds an engineering degree from the Israel Institute of Technology, commonly known as the Technion, and an M.B.A. from Tel Aviv University.

          DOUGLAS GOODYEAR has served as one of our Directors since July 2001. Since April 2003, he has served as the Chief Executive Officer of Tak'Asic, a semiconductor provider of image/compression processors. Mr. Goodyear served as our President and Chief Executive Officer from January 2001 to January 2003. From June 2000 to January 2001, he served as our Vice President, Worldwide Sales. From 1998 to 2000, Mr. Goodyear served as senior vice president, worldwide sales at Radisys Corporation, a supplier of Telecom and Networking solutions. He was vice president of worldwide sales for Actel Corp., a supplier of programmable integrated circuits from 1995 to 1998, and vice president of North American sales for the Microelectronics Group of Sharp Electronics from 1990 to 1995. Prior to this time, Mr. Goodyear held various sales and sales management positions with Hitachi, Advanced Micro Devices, and Signetics Corp. Mr. Goodyear holds B.S. degrees in both Computer Science & Management at the University of Nebraska.

          MOTI KINTZLINGER has served as one of our Directors since June 2000 and as a vice president and general manager of our Israeli operations from May 2000 to January 2001. From February 2001 to October 2002, Mr. Kintzlinger managed a start-up company called Cinata Inc., which develops IP storage networking solutions for enterprises and service providers. He currently serves as a director of Cinata and in another private company. He served as chief executive officer of Silicon Value from its founding in 1995 through May 2000. Mr. Kintzlinger holds a B.Sc. in Electrical Engineering from the Technion.

     HAREL KODESH has served as one of our Directors since June 2000. Mr. Kodesh serves as Chairman of the Board of Mobilitech, a start-up company that develops Java platforms for carriers. Until 2003, he served as President and Chief Executive Officer of Wingcast Corporation, a new joint venture between Ford Motor Corporation and Qualcomm Inc. that offers telematics services to people on the move. From 1992 to 2000, he served in a variety of technical and managerial roles at Microsoft Corporation, most recently as Vice President of the productivity appliance division and, prior to that time, as Vice President of the information appliances division. Prior to 1992, Mr. Kodesh worked at Motorola, Inc. where he was in charge of the development of advanced wireless data technology. Mr. Kodesh holds a B.S. degree in Computer Engineering and an M.S. degree in Electrical Engineering, both from the Technion.

          ERIC PANETH has served as one of our Director since February 2000 and served as our President from February 2000 to June 2000. Mr. Paneth has also served as Chairman of the Board of Directors and Chief Executive Officer of Orckit since its founding in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Ministry of Defense, and from 1985 to 1990, was a technical department head in the Israeli Ministry of Defense. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Technion.

          There are no family relationships between any director or senior manager. There are no arrangements or understandings between any director or senior manager and any other person pursuant to which the director or senior manager was selected.

B. COMPENSATION

          The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (13 persons) who served in the capacity of director or executive officer in the year ended December 31, 2002, was approximately $1.1 million. This figure includes approximately $0.2 million set aside or accrued to provide pension, retirement or similar benefits. The foregoing information includes the compensation of officers and directors who have resigned from Tioga.

          In the year ended December 31, 2002, we did not grant to our officers and directors any options to purchase ordinary shares.

C. BOARD PRACTICES

     ISRAELI COMPANIES LAW

          We are subject to the provisions of the new Israeli Companies Law, 5759-1999, and the regulations adopted thereunder.

     BOARD OF DIRECTORS

          According to the Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it thinks fit, including the grant of security interests in all or any part of our property. Our board of directors may consist of not less than three nor more than 15 directors and as of the date HEREOF, consists of six directors, including our external directors.

          Since April 2003, upon the sale of our business to STMicroelectronics and the transfer or resignation of all our employees, including senior management, we are being managed directly by our board of directors. Subject to shareholder approval, our board of directors has appointed Izhak Tamir as our Chief Executive Officer, who has agreed to serve in that role for no compensation until the end of 2003.

          Our directors are elected at annual meetings of our shareholders by a vote of the holders of a majority of the ordinary shares voting thereon. Generally, our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were elected. Directors may be removed earlier from office by resolution passed at a general meeting of our shareholders. Pursuant to the Israeli Companies Law, external directors are elected by shareholders for a three-year term and may be re-elected by shareholders for an additional three-year term.

          Unless otherwise unanimously decided by our directors, a quorum at a meeting of the board of directors is constituted by the presence of a majority of the directors then in office who are lawfully entitled to participate in the meeting, but not less than two directors. A resolution proposed at a meeting of the board of directors is deemed adopted if approved by a majority of the directors present and voting on the matter.

          There are no arrangements or understandings between us and any of our directors for benefits upon termination of service.

     EXTERNAL DIRECTORS

     QUALIFICATIONS OF EXTERNAL DIRECTORS

          Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control has, as of the date of the person's appointment to serve as an external director, or had, during the two years preceding that date any affiliation with:

          -    the company;

          -    any entity controlling the company; or

          - any entity controlled by the company or by its controlling entity.

          The term affiliation includes:

          -    an employment relationship;

          - a business or professional relationship maintained on a regular basis;

          -    control; and

          -    service as an office holder.

          The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, the chief financial officer and any officer that reports directly to the chief executive officer.

          No person can serve as an external director if the person's position or other business creates, or may create conflict of interests with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     ELECTION OF EXTERNAL DIRECTORS

          External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

          - at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

          - the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

          The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors is required to include at least one external director, except for the audit committee which is required to include all the external directors. In the shareholders meeting held in September 2000, Menachem Abraham and Harel Kodesh were elected as External Directors. Mr. Abraham resigned in June 2003, and we intend to elect a replacement at our next shareholders meeting.

     COMMITTEES

          Subject to the provisions of the Companies Law, our board of directors may delegate its powers to committees consisting of board members. Our board has formed a compensation committee and an audit committee.

     COMPENSATION COMMITTEE

          Our board of directors has formed a compensation committee, which has the authority to take actions on behalf of the board of directors relating to all matters of compensation (other than granting stock options or issuing any other securities) and to make recommendations to the board of directors relating to the grant of stock options. Until Mr. Abraham's resignation in June 2003, the compensation committee consisted of Izhak Tamir and Menachem Abraham.

     AUDIT COMMITTEE

          Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

          -    the chairman of the board of directors; and

          - a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

          The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company's independent accountants, suggest appropriate course of action and to approve specified related party transactions. Our audit committee consists of our external directors and one additional director, Moti Kintzlinger.

     APPROVAL OF INTERESTED PARTY TRANSACTIONS

          The approval of the audit committee is required to effect specified actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. An audit committee may not approve an action or a transaction with related parties or with its office holders unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted.

     INTERNAL AUDITOR

          Our board of directors has appointed an internal auditor. Under the Companies Law, the role of the internal auditor is to examine, among other things, whether the company's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. The Companies Law defines the term "interested party" to include a person who holds 5% or more of the company's outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager.

     APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

          FIDUCIARY DUTIES OF OFFICE HOLDERS

          The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

          - information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

          -    all other important information pertaining to these actions.

          The duty of loyalty of an office holder includes a duty to:

          - refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

          -    refrain from any activity that is competitive with the company;

          - refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

          - disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

          DISCLOSURE OF PERSONAL INTEREST OF AN OFFICE HOLDER

          The Israeli Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

          - the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

          - any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

          Under the Companies law, an extraordinary transaction is a transaction:

          -    other than in the ordinary course of business;

          -    otherwise than on market terms; or

          - that is likely to have a material impact of the company's profitability, assets or liabilities.

          Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company's interest may not be approved.

          If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

          DISCLOSURE OF PERSONAL INTERESTS OF A CONTROLLING SHAREHOLDER

          Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

          - at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

          - the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

          Shareholders generally have the right to examine any document in the company's possession pertaining to any matter that requires shareholder approval.

D. EMPLOYEES

          As a result of the sale of our business to STMicroelectronics in April 2003 and the transfer or resignation of our employees, as of May 31, 2003, we had no employees. As of December 31, 2002, we had 67 employees, 66 based in Israel and one in the United States, of whom 57 employees were engaged in research and development, none in sales and marketing and 10 in management, administration and operations. As of December 31, 2001, we had 71 employees, 66 based in Israel and 5 in the United States, of whom 56 employees were engaged in research and development, 2 in sales and marketing and 13 in management, administration and operations. As of December 31, 2000, we had 176 employees based in Israel and the United States, of whom 149 employees were engaged in research and development, 6 in sales and marketing and 21 in management, administration and operations. The significant reduction in the number of our employees during 2001 was mainly a result of the sale of the ASIC business of Silicon Value in April 2001 and additional reduction of 31 employees during the fourth quarter of 2001 for cost-saving purposes.

          None of our employees were represented by a labor union and we have not experienced a work stoppage. Provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Associations) are applicable to our employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment.

          Israeli Labor laws and regulations are applicable to all employees in Israel. The laws principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime, insurance for work-related accidents, severance pay and other conditions of employment. Israeli law generally requires severance pay, which may be funded, in whole or in part, by Managers' Insurance described below, in certain circumstances, including the retirement or death of an employee or termination of employment without cause, as defined in the law. The payments thereto amount to approximately 8.3% of wages. Furthermore, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, these sums also include payments for national health insurance. A general practice that we followed, although not legally required, is the contribution of funds on behalf of most of our employees to a fund known as Managers' Insurance. This fund provided employees with a lump sum payment upon retirement or with payments on account of severance pay, if legally entitled, upon termination of employment. Each employee who agreed to participate in the Managers' Insurance plan contributed an amount equal to 5% of his or her base salary and we contributed approximately 15% of the salary (which 15% includes the 8.3% for severance pay).

E. SHARE OWNERSHIP

          As of May 31, 2003, Messrs. Eric Paneth and Izhak Tamir, each, directly or through a wholly owned company, owns 2,965,105 ordinary shares and options to purchase 220,000 of our ordinary shares at NIS 0.10 per share, which is the par value of the ordinary shares. The options are fully vested and will expire on the earlier of ten years following the date of grant and six months following termination of the holder's directorship. Accordingly, each of Messrs. Paneth and Tamir beneficially owns approximately 12.6% of our ordinary shares. As of May 31, 2003, Mr. Kintzlinger owns 149,667 ordinary shares and options to purchase 220,000 ordinary shares at NIS 0.10 per share, or beneficial ownership of 1.5% of our ordinary shares. The options are fully vested and will expire six month following our 2003 annual shareholders meeting. As of May 31, 2003, Mr. Goodyear owns options to purchase 600,000 ordinary shares at NIS 0.10 per share, or beneficial ownership of 2.3% of our ordinary shares. The options are fully vested and will expire six month following our 2003 annual shareholders meeting. Except for Messrs. Paneth, Tamir, Goodyear and Kintzlinger, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

TIOGA SHARE INCENTIVE PLAN

          Our board of directors has adopted the Tioga Share Incentive Plan pursuant to which options may be granted to directors, officers, key employees, consultants and contractors of Tioga. This share option plan is administered by our compensation committee, which is empowered, among other things, to recommend to our board of directors the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors or the compensation committee, options granted under the share option plan are be non-assignable except by the laws of descent. Under the share option plan, the grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

          As part of the plan pursuant to which Tioga was separated from Orckit, holders of options to purchase Orckit shares were granted an equal number of options to purchase our shares and were entitled to retain their Orckit options, as well. The vesting schedule of our options is identical to the corresponding Orckit options, including those Orckit options that were fully vested on the date of consummation of the plan. The exercise price of the existing Orckit options were allocated between that option and the Tioga option based on the valuation of Orckit and Tioga's shares on the date of the consummation of the plan.

          As of April 28, 2003, we had outstanding options to purchase a total of 6,886,692 ordinary shares. The outstanding options have vesting periods of up to four-years and have expiration dates ranging from 2003 to 2010. The options issued to Orckit's option holders have exercise prices ranging from nominal price to $15.00 per share. In 2001, our board of directors decreased the exercise price of most of our outstanding options at the time of the resolution granted to directors, officers and employees of Tioga to NIS 0.10 per share, which is the par value of our ordinary shares.

          As a result of the sale of our business to STMicroelectronics in April 2003, the vesting schedule of the options held by our directors and certain officer was accelerated and the expiration date of all outstanding options, other than those held by continuing directors, was set for November 2003.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. MAJOR SHAREHOLDERS

          The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 28, 2003 by each person who is known to own beneficially more than 5% of the outstanding ordinary shares. The voting rights of all major shareholders are the same as for all other shareholders.

IDENTITY OF PERSON OR GROUP                 AMOUNT OWNED    PERCENT OF CLASS(1)
Eric Paneth(2)                                3,185,105            12.6%
Izhak Tamir(2)                                3,185,105            12.6%

----------
(1)  Based on 25,069,740 ordinary shares outstanding on April 28, 2003.
(2) Includes 220,000 ordinary shares issuable upon the exercise of options that are exercisable currently or within the next 60 days.

          Clal Electronics Industries Ltd. and affiliates filed a Schedule 13D on February 14, 2003 reporting that they beneficially own 4.7% of our outstanding ordinary shares. On June 30, 2000, they beneficially owned 12.9%, on April 30, 2001 they beneficially owned 14.4% and on May 31, 2002 they beneficially owned 10.1% of our outstanding ordinary shares.

          As of May 5, 2003, there were 71 holders of record of our ordinary shares in the United States who collectively held approximately 75.4% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. RELATED PARTY TRANSACTIONS

RELATIONSHIP BETWEEN TIOGA AND ORCKIT

          Tioga and Orckit, except as otherwise contemplated in the agreements referred to below, operate independently of one another as separate public companies.

          We believe that all of the agreements described below have been entered into on terms similar to terms that would be obtained from independent third parties.

          The following is a summary of the material terms of the agreements entered into by Tioga and Orckit which define their ongoing relationship and is qualified in its entirely by reference to the text of the agreements which are filed or incorporated by reference as exhibits to this report. See Item 19 - "Exhibits".

          SEPARATION AGREEMENT

          In June 2000, we entered into a separation agreement with Orckit pursuant to which Orckit contributed and transferred to us substantially all of the assets and liabilities constituting its chip business, including its shares of Silicon Value, in exchange for our ordinary shares, which enabled Orckit to distribute our ordinary shares as a stock dividend to its shareholders, on a share-for-share basis. We have also issued to the holders of options to purchase ordinary shares of Orckit, options to purchase an equivalent number of our ordinary shares.

          Under the separation agreement, we have assumed all employment-related obligations, accrued benefits and severance pay of Orckit's employees who have become our full-time employees.

          INTELLECTUAL PROPERTY AGREEMENT

          In 2000, we entered into an agreement with Orckit for the (i) assignment to us of substantially all of Orckit's DSL chip intellectual property, including patents and patent applications, and (ii) joint ownership of the Condor chip and certain other technologies without accounting to one another, and (iii) irrevocable license from Orckit to us of other non-semiconductor patents and patent applications of Orckit. In connection with this assignment, we granted Orckit an irrevocable license to use the assigned intellectual property. This agreement also contains cross indemnity provisions whereby Orckit indemnifies us with respect to any patent or related claims with respect to the technology retained by them and we indemnify Orckit with respect to any work-around costs incurred as a result of any patent or related claims with respect to the technology transferred to us by Orckit. Orckit agreed, for a period of two years from our separation in June 2000, not to sell on a stand-alone basis chip products which compete with our current line of business as it relates to the technology assigned to us. In connection with our transaction with STMicroelectronics, Orckit agreed to extend this period to January 15, 2004.

          PRODUCT SUPPLY AGREEMENT

          In 2000, we entered into a two-year product supply agreement with Orckit for the sale of certain chips to Orckit, including the KeyWave(TM), HDSL and Condor(TM) chips. Subject to performance criteria and price, Orckit was entitled to pay most-preferred customer prices. Initially, Orckit's price was cost plus 10%. Effective January 1, 2001, this agreement was amended, as a result of which, we began generating revenues from royalties. Specifically, Orckit paid us a royalty equal to 10% of the actual price paid to the chip supplier. This agreement expired on May 1, 2002.

          CREDIT FACILITY

          In 2000, we borrowed $20.0 million under a variable rate revolving credit facility with OrckitThe credit facility was to mature on March 1, 2005 and initially accrued interest at the rate of 12-month LIBOR plus 2.0% per annum. Effective January 1, 2001, the interest was changed to 6% per annum. This revolving credit facility was secured by a first priority interest in all our present and future assets.

          Pursuant to the terms of the credit facility, Orckit may have been entitled to accelerate the repayment of the loan as a result of our transaction with STMicroelectronics in February 2002. In connection with that transaction, we entered into an agreement with Orckit pursuant to which we paid in 2002 to Orckit an aggregate of $13.0 million of outstanding principal. We repaid the remaining principal and accrued interest in the aggregate amount of $7.8 million in 2003.

          OUR OBLIGATION TO ISSUE SHARES UPON CONVERSION OF ORCKIT'S NOTES

          On March 13, 2000, Orckit raised approximately $125 million in a private placement of 5.75% convertible subordinated notes due April 2005. Holders of the notes are entitled to convert the notes into the ordinary shares Orckit and Tioga, at a conversion rate of 2.34962 ordinary shares of Orckit (after giving effect to a one-for-five reverse share split) and 11.7481 ordinary shares of Tioga per $1,000 principal amount of notes. If all the notes are converted, we would be required to issue approximately 1.5 million ordinary shares. As of May 31, 2003, Orckit has converted notes that it repurchased from holders and has received from us an aggregate of 364,191 ordinary shares upon said conversions. The notes may be called by Orckit at any time after April 1, 2003. Under certain conditions, the notes may be redeemed at any time prior to April 1, 2003 if the price of our shares plus the price of Orckit's shares exceeds 150% of the conversion price for at least 20 days within a 30-day period and Orckit makes an additional make whole payment on the redeemed notes.

          The respective conversion rates are subject to adjustment if, among other things:

          - subject to limitations, we distribute rights or warrants pro rata to the holders of our ordinary shares, so long as any of these rights or warrants have not expired or been redeemed by us;

          - there is a dividend or other distribution payable in ordinary shares on our ordinary shares;

          - we issue to all holders of our ordinary shares rights, options or warrants entitling them to subscribe for or purchase ordinary shares at less than the current market price, subject to limitations;

          -    we subdivide, reclassify or combine our ordinary shares;

          - we distribute to all holders of our ordinary shares evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding certain dividends, rights, options, warrants and distributions upon a merger or consolidation;

          - with exceptions, we make a distribution consisting exclusively of cash (excluding cash distributed upon a merger or consolidation) to all holders of our ordinary shares; and

          - there is a successful completion of a tender offer made by us for our ordinary shares, subject to limitations.

C. INTERESTS OF EXPERTS AND COUNSEL

          Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          See financial statements under Item 18.

B. LEGAL PROCEEDINGS

          We have no material legal proceedings.

          Following our sale in 2001 of the ASIC business of Silicon Value to a subsidiary of Zen Research plc., Zen made certain claims against us and has refused to pay approximately $600,000, in respect of certain post-closing financial adjustments set forth in the asset purchase agreement, and to permit the release of $1.8 million then held in escrow under that agreement. These claims were brought to arbitration pursuant to the provisions of the agreement. While the arbitration was in process, we reached an agreement with Zen to settle its claim and our counterclaim, pursuant to which we waived the payment of $600,000 with respect to the post-closing adjustment and Zen released to us the $1.8 million held in escrow.


C. SIGNIFICANT CHANGES

          In April 2003, we sold substantially all of our assets and liabilities (other than financial indebtedness) to STMicroelectronics pursuant to an asset purchase agreement, which is described below under Item 10.C "Additional Information--Material Agreements." Since then, our plan of operation has been to explore the best course of action for Tioga, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. Other than activities relating to attempting to locate such a candidate, and activities relating to the investment of our funds in short and long term investments, we do not currently conduct any operations.

          In addition, in February 2003, the District Court of Tel Aviv approved our application for the repurchase of our ordinary shares at an aggregate price of up to $2.0 million. As of May 31, 2003, we repurchased 3,386,468 ordinary shares at an aggregate price of $798,000.

ITEM 9.   THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

          Our ordinary shares are currently quoted on the OTC Bulletin Board, an electronic quotation medium regulated by the National Association of Securities Dealers, under the symbol TIGA. The OTC Bulletin Board typically has lower liquidity than the Nasdaq National Market.

          Since June 26, 2000, the following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Nasdaq National Market & OTC Counter Bulletin Board.

Calendar Year                                                 Price Per Share
-------------                                                 ---------------
                                                     High                       Low
                                                    -------                   ------
2000 (commencing June 26, 2000)                     $ 20.25                   $ 1.50
2001                                                   3.53                     0.23
2002                                                   0.43                     0.12

Calendar Period                                               Price Per Share
---------------                                               ---------------
                                                      High                      Low
                                                     ------                    -----
2003

         First Quarter                                 0.22                     0.12

2002

         First Quarter                                 0.43                     0.14

         Second Quarter                                0.20                     0.14

         Third Quarter                                 0.24                     0.12

         Fourth Quarter                                0.17                     0.12

2001

         First Quarter                                 3.53                     0.56

         Second Quarter                                1.84                     0.62

         Third Quarter                                 0.81                     0.28

         Fourth Quarter                                0.66                     0.23

Calendar Month                                                Price Per Share
---------------                                               ---------------
                                                      High                      Low
                                                     ------                    -----
2003

         May                                           0.28                     0.22

         April                                         0.26                     0.15

         March                                         0.19                     0.17

         February                                      0.19                     0.17

         January                                       0.22                     0.12

2002

         December                                      0.16                     0.14

B.        PLAN OF DISTRIBUTION

          Not applicable

C.        MARKETS

          Our ordinary shares are quoted on the OTC Bulletin Board under the symbol TIGA.

D.        SELLING SHAREHOLDERS

          Not applicable

E.        DILUTION

          Not applicable

F.        EXPENSES OF THE ISSUE

          Not applicable

ITEM 10.  ADDITIONAL INFORMATION

A. SHARE CAPITAL

          Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

OBJECTS AND PURPOSES

          We were first registered under Israeli law on December 14, 1999 as a private company, and on June 30, 2000 became a public company. Our registration number with the Israeli registrar of companies is 51-286883-7. Our object is to engage, directly or indirectly, in any lawful undertaking or business whatsoever, including, without limitation, as stipulated in section 2 of our Memorandum of Association, which was filed with the Israeli registrar of companies.

TRANSFER OF SHARES AND NOTICES

          Fully paid ordinary shares may be freely transferred pursuant to our articles of association unless the transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, shareholders of record will be provided at least 21 calendar days' prior notice of any general shareholders meeting.

          The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our Memorandum of Association or Articles of Association or by the laws of the State of Israel.

DIVIDEND AND LIQUIDATION RIGHTS

          Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

VOTING, SHAREHOLDERS' MEETINGS AND RESOLUTIONS

          Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

          We have two types of general shareholders meetings: the annual general meetings and extraordinary general meetings. These meetings may be held either in Israel or in any other place the board of directors determines. An annual general meeting must be held in each calendar year, but not more than 15 months after the last annual general meeting. Our board of directors may convene an extraordinary meeting, from time to time, at its discretion and is required to do so upon the request of any two directors, at least 25% of the directors, or shareholders holding at least 5% of our ordinary shares. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of the holders of a majority of the voting power represented at the meeting and voting on the matter adjourned. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

          Under the Companies Law and our articles of association, all resolutions of the shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter.

          These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of the holders of a majority of the voting power represented at the meeting and voting on the matter adjourned. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

DUTIES OF SHAREHOLDERS

          Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards us and other shareholders and to refrain from abusing his power in Tioga, such as in voting in the general meeting of shareholders on the following matters:

          -    any amendment to the articles of association;

          -    an increase of our authorized share capital;

          -    a merger; or

          - approval of certain actions and transactions which require shareholder approval.

          In addition, each and every shareholder has the general duty to refrain from depriving other shareholders of their rights.

          Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder in Tioga or any other power toward Tioga is under a duty to act in fairness towards us. The Companies Law does not describe the substance of this duty of fairness.

MERGERS AND ACQUISITIONS UNDER ISRAELI LAW

          The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.

          The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company. This rule does not apply if someone else is already a majority shareholder in the company. If following any acquisition of shares, the acquiror will hold 90% or more of the company's shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

          Finally, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

MODIFICATION OF CLASS RIGHTS

          Our articles of association provide that the rights attached to any class (unless otherwise provided by the terms of that class), such as voting, rights to dividends and the like, may be varied by a shareholders resolution, subject to the sanction of a resolution passed by the holders of a majority of the shares of that class at a separate class meeting.

INDEMNIFICATION, EXCULPATION AND INSURANCE OF OFFICE HOLDERS

          EXCULPATION OF OFFICE HOLDERS

          Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care provided the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

          INSURANCE OF OFFICE HOLDERS

          Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into an insurance contract which would provide coverage for any monetary liability incurred by any of our office holders, with respect to an act performed in the capacity of an office holder for:

          -    a breach of his duty of care to us or to another person;

          - a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

          - a financial liability imposed upon him in favor of another person.

          INDEMNIFICATION OF OFFICE HOLDERS

          Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

          - a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by the court; and

          - reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court in connection with:

          - proceedings we institute against him or that are instituted on our behalf or by another person;

          -    a criminal charge from which he is acquitted; or

          - a criminal proceeding in which he is convicted of an offense that does not require proof of criminal intent.

          Our articles of association also include provisions:

          - authorizing us to undertake to indemnify an office holder as described above, provided that the undertaking is limited to those types of events which our board of directors deems to be anticipated when the undertaking is given and to an amount determined by our board of directors to be reasonable under the circumstances; and

          -    authorizing us to retroactively indemnify an officer or director.

          LIMITATIONS ON EXCULPATION, INSURANCE AND INDEMNIFICATION

          The Israeli Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

          - a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

          - a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

          - any act or omission done with the intent to derive an illegal personal benefit; or

          -    any fine levied against the office holder.

          In addition, under the Companies Law, exculpation of, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.

          Our articles of associations also provide that, subject to the provisions of applicable law, we may procure insurance for or indemnify any person who is not an office holder, including without limitation, any of our employees, agents, consultants or contractors.

C. MATERIAL CONTRACTS

          The agreements that we entered into with Orckit are summarized below under Item 7.B "Major Shareholders and Related Party Transactions--Related Party Transactions" and also are incorporated by reference as exhibits to this report.

AGREEMENTS WITH STMICROELECTRONICS

          On February 14, 2002, we entered into three strategic agreements with STMicroelectronics NV, and its Israeli subsidiary, ST Microelectronics Ltd. STMicroelectronics is a large, multi-national semiconductor company headquartered in Geneva and listed on the New York Stock Exchange. Our agreements with STMicroelectronics consist of the following: a technology transfer agreement; a development, marketing and services agreement; and an option agreement. In addition, on April 28, 2003, we entered into an asset purchase agreement with STMicroelectronics. Each of these agreements is summarized below. This summary is qualified in its entirety by reference to the full agreements, which are filed or incorporated by reference as exhibits to this annual report. See Item 19 - "Exhibits". In connection with the agreements entered into on February 14, 2002, we entered into an agreement with Orckit relating to our loan agreement with Orckit. That agreement is described above in
Item 7.B "Major Shareholders and Related Party Transactions--Related Party Transactions."

          TECHNOLOGY TRANSFER AGREEMENT

          Pursuant to the technology transfer agreement, we granted STMicroelectronics co-ownership rights to all of our intellectual property in the fields of DSL, network traffic management applied to DSL semiconductor products and DSL chipsets existing on the date of the agreement.

          The technology transfer agreement further provides for the transfer to STMicroelectronics of ownership over our existing PeakADSL and Condor integrated circuits, and PeakVDSL, PeakSHDSL and Perflow integrated circuits still under development. In addition, we transferred to STMicroelectronics ownership of rights under certain design wins.

          In consideration for the above, STMicroelectronics paid us on June 4, 2002 an amount of $9.0 million. In addition, STMicroelectronics paid us $1.0 million on February 22, 2002 in exchange for co-ownership rights with respect to certain VDSL patents and certain services that we will provide to STMicroelectronics with respect to a certain research and development project.

          We made certain representations with respect to ourselves and the transferred technology and products and undertook not to grant to any third party any rights in the transferred technology during that one-year period.

          DEVELOPMENT, MARKETING AND SERVICES AGREEMENT

          Pursuant to the development, marketing and services agreement, we were required to provide STMicroelectronics with research and development and marketing services in the DSL field, as determined by STMicroelectronics from time to time. The performance of the services commenced upon the closing of the technology transfer agreement and was scheduled to expire on April 15, 2003. It was subsequently extended until April 28, 2003.

          In consideration for the services and certain intellectual property rights in the technology and products developed during the term of the agreement, STMicroelectronics was required to pay us $2.0 million for each three-month period in which the services were rendered, commencing on January 15, 2002.

          Subject to STMicroelectronics's compliance with the terms of the development, marketing and services agreement, the DSL design wins and DSL products developed by our workforce during the term of the agreement were to be solely owned by STMicroelectronics. However, all intellectual property developed by such workforce during the term of the development, marketing and services agreement was to be jointly owned by STMicroelectronics and us.

          OPTION AGREEMENT

         Under the option agreement, we granted STMicroelectronics, subject to all requirements and consents required under Israeli law and under applicable regulations of the Securities and Exchange Commission, the right to acquire our business via a merger between us and a wholly-owned Israeli subsidiary of STMicroelectronics. This option was exercisable at any time until January 15, 2003. In addition, STMicroelectronics granted us the option to cause STMicroelectronics to effect such merger, subject to certain conditions. Our option was exercisable at any time between January 16, 2003 and January 31, 2003. In lieu of structuring the acquisition of our business by STMicroelectronics as a merger, STMicroelectronics may elect to structure it as a purchase of assets and assumption of certain liabilities, regardless of which party exercises its option.

          The consideration for the acquisition of our business was $12.0 million, subject to certain adjustments. In the event of an asset sale, the consideration would be adjusted by the aggregate amount of certain unfunded employee-related liabilities, overdue current liabilities that have not been paid under their original terms of payment and accounts receivable sold that have not yet expired.

          STMicroelectronics exercised its option to purchase our business on January 15, 2003 and, in accordance with the option agreement, elected to structure the deal as a purchase of assets and assumption of certain liabilities. Accordingly, we entered into an asset purchase agreement with STMicroelectronics dated as of April 28, 2003, which is summarized below.

          ASSET PURCHASE AGREEMENT

          Under the asset purchase agreement, STMicroelectronics acquired all of our assets and assumed all of our liabilities other than the following liabilities: (i) our financial indebtedness (including our debt to Orckit); (ii) our liabilities towards our subsidiaries and our subsidiaries' liabilities to us; (iii) tax liabilities (other than value added tax, if any, which is to be borne by STMicroelectronics); (iv) liabilities towards the Office of Chief Scientist with respect to our development, marketing and services agreement with STMicroelectronics; and (v) any other liability which is actually known to us and not disclosed to STMicroelectronics.

          The purchase price for the acquisition of our business was $12.0 million. That amount is subject to certain adjustments based on the aggregate amount, as appears in our audited financial statements for the date of the asset purchase agreement, of (i) certain unfunded employee-related liabilities, (ii) overdue current liabilities that have not been paid under their original terms of payment, (iii) accounts receivable sold that have not yet expired and (iv) any increase of liabilities and decrease of assets, outside the ordinary course of business, as compared to our unaudited balance sheet as of March 31, 2003. If we and STMicroelectronics are unable to agree on the aggregate value of the adjustments, if any, the adjustments will be determined by Ernst & Young LLP, and its determination will be final and binding on the parties.

          Of the consideration, $1.8 million was placed in escrow for a period of 30 days from the signing of the agreement or 20 days from the receipt by STMicroelectronics of our audited financial statements for the date of the closing of the asset purchase agreement, whichever is later. The escrow will secure the payment of any damages, which may be due to STMicroelectronics as a result of any misrepresentation or breach of warranty made by us in the asset purchase agreement or any breach by us of any covenant, agreement or undertaking made in the agreement and will be the sole and exclusive remedy (except in the case of fraud and the remedy of specific performance) with respect to any and all claims relating to the asset purchase agreement and its ancillary documents.

          STMicroelectronics hired most of our employees under terms of employment substantially identical to the terms under which we had employed these employees.

          We have undertaken additional covenants in the asset purchase agreement, including the following: (i) the obligation to change our corporate name to a name that does not include the word "Tioga"; (ii) the obligation not to engage, for a period of three years, in any business that competes with our business as conducted prior to the closing of the asset purchase agreement; and
(iii) the obligation not to solicit, for a period of two years, the services of any employee of STMicroelectronics previously employed by us or to otherwise interfere with the relationship between STMicroelectronics and any such employees.

D. EXCHANGE CONTROLS

          There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

E. TAXATION

          THE FOLLOWING IS A GENERAL SUMMARY ONLY AND SHOULD NOT BE CONSIDERED AS INCOME TAX ADVICE OR RELIED UPON FOR TAX PLANNING PURPOSES. HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES, ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

          The following is a summary of certain material U.S. federal income tax consequences arising from the purchase, ownership and disposition of our ordinary shares that are relevant to shareholders who are "U.S. persons," as defined below. This summary is based upon current law, including the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions relating thereto, and the current U.S-Israeli treaty relating to taxes on income and capital gains, all of which are subject to change or differing interpretations, possibly on a retroactive basis. This summary is limited to U.S. federal income tax law, and does not consider estate or gift tax consequences, U.S. state or local tax consequences, or taxation under the laws of any other jurisdiction. This summary is further limited to U.S. persons that hold our shares as capital assets within the meaning of Section 1221 of the Code, and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances (e.g., persons who acquired our shares as compensation) or to certain types of U.S. holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or currencies, tax-exempt plans and organizations, regulated investment companies, life insurance companies, banks, other financial institutions, U.S. holders who own, directly, indirectly or constructively, 10% or more of our voting shares or U.S. holders who hold our shares through a partnership or other pass-through entity and persons holding our shares as part of a "straddle," "hedge" or "conversion transaction." Accordingly, shareholders are urged to consult with their own tax advisors to determine the tax consequences applicable to their individual situations.

          For purposes of the following discussion, a "U.S. holder" is:

          - a U.S. citizen or an individual resident in the United States for purposes of U.S. federal income tax;

          - a partnership, corporation or other entity taxable as a corporation created or organized in the United States or under the law of the United States or any political subdivision thereof;

          - an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

          - a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

SALE OR EXCHANGE OF OUR SHARES

          A U.S. holder's sale or exchange of our shares generally will result in the recognition of capital gain or loss by such U.S. holder in an amount equal to the difference between the amount realized and the U.S. holder's tax basis in our shares sold, although a portion of any gain may be recharacterized as ordinary income under the PFIC rules, discussed below. Gain or loss realized on the sale of our shares will be long-term capital gain or loss if the U.S. holder's holding period for our shares is more than one year at the time of the sale or exchange. If the U.S. holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be a short-term capital gain or loss. Any capital loss realized upon the sale, exchange or other disposition of our shares generally is deductible only against capital gains and not against ordinary income, except that in the case of non-corporate taxpayers, a capital loss is deductible to the extent of capital gains plus ordinary income up to $3,000. In general, any capital gain recognized by a U.S. holder upon the sale or exchange of our shares will be treated as U.S. source income for U.S. foreign tax credit purposes.

TREATMENT OF DIVIDEND DISTRIBUTIONS

          For U.S. federal income tax purposes, subject to the PFIC rules, discussed below, the gross amount of any distribution, including the amount of any Israeli taxes withheld therefrom, paid to a U.S. holder with respect to our shares will be included in his, her or its ordinary income to the extent that the dividends are paid out of our current or accumulated earnings and profits, as determined based on U.S. federal tax principles. These dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under
Section 243 of the Code. Because we expect to be treated as a PFIC, as discussed below, we do not expect that our dividends will eligible to be treated as "qualified dividend income," which is subject to tax at reduced rates for shareholders that are individuals, estates or trusts.

          Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. holder's tax basis in our shares to the extent thereof and then as a gain from the sale of our shares.

          Dividends paid in new Israeli shekels, including the amount of any Israeli taxes withheld therefrom, will be includable in income in a U.S. dollar amount based on the exchange rate at the time of their receipt. Any gain or loss resulting from currency fluctuations during the period from the date a dividend is paid to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

          Dividends paid to a U.S. holder with respect to our shares will be treated as foreign source dividend income for U.S. foreign tax credit limitation purposes. At the election of a U.S. holder, any Israeli withholding tax imposed on such dividends will be eligible for credit against such U.S. holder's U.S. federal income tax liability, subject to the general conditions and limitations imposed on foreign tax credits. However, a credit generally will not be available to the extent the Israeli rate of tax on such dividends exceeds the U.S. rate of tax thereon. A credit also will not be available to the extent the U.S. holder has not held the shares with respect to which the dividend is paid for at least 16 days of the 30 day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on our shares are not counted toward meeting the 16-day holding period required by the statute. A U.S. holder not electing to claim a credit for foreign taxes generally will be entitled to a deduction for any withholding taxes imposed on dividends.

          The calculation of allowable foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid involve the application of rules that depend on a U.S. holder's particular circumstances, and also may be complicated by the application of the PFIC rules, discussed below. Accordingly, U.S. holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

          Generally, we will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of our gross income is passive in nature, or (ii) on average for such tax year, 50% or more of our assets (by value) produce or are held for the production of passive income. We believe we did not satisfy either of the above tests for PFIC status in 2002. However, because of the sale of our operating assets to STMicroelectronics in April 2003, we may be treated as a PFIC for 2003, unless we effect a business combination that causes us not to satisfy the above tests for 2003.

          If we are treated as a PFIC for U.S. federal income tax purposes then, as to a U.S. holder who does not make a QEF Election (as described below):

          Excess distributions by us will be taxed in a special way. "Excess distributions" are amounts received by a U.S. holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. holder from us in the shorter of either the three previous years or such U.S. holder's holding period for ordinary shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. holder has held our stock. A U.S. holder must include in its gross income for the current taxable year, as ordinary income, amounts allocated to the current taxable year or to a prior tax year in which we were not a PFIC. A U.S. holder must pay tax on amounts allocated to each prior taxable year in which we were a PFIC at the highest rate in effect for that year on ordinary income plus an interest charge at the rate applicable to tax deficiencies.

          The entire amount of gain that is realized by a U.S. holder upon the sale or other disposition of our shares will be treated in the same manner as an excess distribution and would be subject to tax as described above, at ordinary income rates.

          The tax basis in shares of our stock that were acquired from a decedent who was a U.S. holder will not receive a step-up to fair market value as of the date of the decedent's death but will instead be equal to the decedent's basis, if lower.

          A U.S. holder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which he, she or it holds stock in a PFIC.

          For any tax year in which we are determined to be a PFIC, a U.S. holder may elect to treat our shares as an interest in a qualified electing fund (a "QEF Election"), in which case the U.S. holder will be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of such earnings and profits are actually distributed to such U.S. holder, but any gain subsequently recognized upon the sale by such U.S. holder of our shares generally will be taxed as capital gain and the denial of the basis step-up at death described above will not apply. A QEF election, once made, will apply with respect to the electing U.S. holder's holding of our shares in all subsequent taxable years.

          The PFIC rules also provide a "mark-to-market" election for certain PFIC stock as an alternative to a QEF Election. However, the mark-to-market election generally applies only to stock that is traded on certain qualified exchanges. Because of the delisting of our shares from the Nasdaq National Market and the Tel Aviv Stock Exchange, U.S. holders generally will not be able to make a mark-to-market election with respect to our stock.

          U.S. holders should consult their own tax advisors regarding the eligibility, manner and advisability of making a QEF Election or a mark-to-market election if we are treated as a PFIC.

INFORMATION REPORTING AND BACKUP WITHHOLDING

          Any dividends paid on our shares, and payments of the proceeds of a sale of our shares, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at the rate of 28% unless (i) the payor is entitled to, and does in fact, presume the U.S. holder of our shares is a corporation or other exempt recipient or (ii) the U.S. holder provides a taxpayer identification number on a properly completed Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the U.S. holder files a timely federal income tax return and furnishes the required information to the Internal Revenue Service.

ISRAELI TAX CONSIDERATIONS

          The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us, and certain Israeli Government programs benefiting us. This section also contains a discussion of certain Israeli tax consequences to persons acquiring ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to certain types of investors subject to special treatment under Israeli law, such as traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting share capital. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in this discussion will be accepted by the tax authorities. The discussion should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

          Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

TAX REFORM

          On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, commonly known as the Tax Reform, came into effect.

          The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following measures, among other things:

          - Reduction of the tax rate levied on capital gains (other than gains from the sale of listed securities) derived after January 1, 2003 to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

          - Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

          - Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

          - Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003 from the sale of shares of publicly traded companies. Such gain was previously exempt from capital gains tax in Israel. For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax on Sales of Our Ordinary Shares" below;

          - Introduction of a new regime for the taxation of shares and options issued to employees, officers and directors; and

          - Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel.

GENERAL CORPORATE TAX STRUCTURE

          Israeli companies are subject to tax at the rate of 36% of taxable income and are subject to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an Approved Enterprise may be considerably less, as further discussed below.

APPROVED ENTERPRISE STATUS

          Our facility in Israel received Approved Enterprise status from the Israel Investment Center, which entitled us to certain tax benefits. To be eligible for these programs and tax benefits, a company must make specified investments in fixed assets, finance a percentage of investments with share capital and receive revenues from specific sources. Under the Law for Encouragement of Capital Investments, 1959, or the Investment Law, income derived from an investment program designated as an Approved Enterprise would be subject to corporate tax at a rate of 10%-25%, depending on the percentage of the company's ordinary shares held by foreign shareholders, rather than 36%, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or fourteen years from the date of the approval, whichever is earlier. Under an amendment to the Investment Law which came into effect on January 1, 2003, it was clarified that tax benefits under the Investment Law will also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise's ordinary course of business. Our taxes outside of Israel, mainly in the United States, are dependent on our operations in each jurisdiction as well as relevant laws and tax treaties.

          Instead of the foregoing tax benefits, we elected to receive an alternative package of benefits. Under the alternative package of benefits, undistributed income derived from an approved enterprise would be exempt from company tax for a period of two years from the first year in which taxable income is derived under the program and would be eligible for a reduced tax rate of 10%-25% depending on the percentage of the company's ordinary shares held by foreign shareholders, for an additional five years.

          A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company's ordinary shares held by foreign shareholders. The dividend recipient is taxed at the reduced rate of 15% applicable to dividends from Approved Enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency. The above benefits are conditioned upon our fulfillment of conditions stipulated by Law for the Encouragement of Capital Investments, regulations promulgated thereunder and the instruments of approval for the specific investments in approved enterprises. If a company fails to comply with these conditions, its benefits may be canceled and it may be required to refund the amount of the benefits, in whole or in part.

TAXATION UNDER INFLATIONARY CONDITIONS

          The Income Tax (Inflationary Adjustments) Law, 1985, which is referred to below as the Inflationary Adjustments Law, attempts to overcome some of the problems presented to a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the law was enacted. Generally, the Inflationary Adjustments Law provides significant tax deductions and adjustments to depreciation methods and tax loss carry forwards to compensate for loss of value resulting from an inflationary economy. Our taxable income is subject to the provisions of this law.

          The Israeli Income Tax Ordinance and the Inflationary Adjustments Law allow "Foreign-Invested Companies," which maintain their accounts in dollars in compliance with regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a "Foreign-Invested Company" is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. We believe that we qualify as a Foreign Investment Company within the meaning of the Inflationary Adjustments Law. We have not yet elected to measure our results for tax purposes based on the dollar exchange rate, but may do so in the future.

TAX BENEFITS OF RESEARCH AND DEVELOPMENT

          Israeli tax law permits, under certain conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant government ministry, determined by the field of research, and if the research and development is for the promotion of the enterprise and is carried out by, or on behalf of, a company seeking such deduction. Expenditures not so approved are deductible over a three year period; however, expenditures made out of proceeds made available to us through government grants are not deductible.

CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES

          Israeli law generally imposes a capital gains tax on residents and non-residents of Israel on the sale of capital assets in Israel, including shares in Israeli companies, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index, or in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

          Prior to the Tax Reform, sales of our ordinary shares by individuals were, under certain circumstances, exempt from Israeli capital gains tax.

          Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange ("TASE") or (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (such as our company). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustments Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

          Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer's initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation or
(ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

          In any event, the provisions of the Tax Reform shall not effect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

          In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

          Pursuant to a treaty between the governments of the United States and Israel, the sale of shares by a person who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax. This exemption does not apply if: (i) the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale; or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel. However, the person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. income tax imposed with respect to the applicable sale, subject to the limitations in U.S. laws applicable to foreign tax credits.

 TAX ON DIVIDENDS

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the rate of 25%. If the income out of which the dividend is being paid is attributable to an approved enterprise, the rate is 15%. A different rate may be provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an approved enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividend, is required to be withheld at the rate of 12.5%. For more information on approved enterprises, see Item 5B - "Liquidity and Capital Resources--Approved Enterprise Status."

F. DIVIDENDS AND PAYING AGENTS

          Not applicable.

G. STATEMENT BY EXPERTS

          Not applicable.

H. DOCUMENTS ON DISPLAY

          We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

          As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I. SUBSIDIARY INFORMATION

          Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GENERAL

          We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate most of our revenues in U.S. dollars but incur most of our expenses and part of our other in new Israeli shekels.

          We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2002, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

          INTEREST RATE RISK MANAGEMENT

     As of December 31, 2002, we had $5.6 million of cash and cash equivalents. Due to the relatively short-term maturities of the Company's cash and deposits, an immediate 10% change in the current interest rates (for example, from 5.0% to 5.5%) is not expected to have a material effect on its near-term financial condition or results of operations.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART 2

ITEM 13.  DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

          Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

          In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

                                     PART 3

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.  FINANCIAL STATEMENTS

          The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.  EXHIBITS

The exhibit lists required by this Item is incorporated by reference to the
Exhibit Index, which appears before the first exhibit filed with this document.

                                    SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                               TIOGA TECHNOLOGIES LTD.


                                               By: /s/ Izhak Tamir
                                                   Izhak Tamir
                                                   Chairman of the Board


Date:   June 26, 2003


                                  CERTIFICATION
                                  -------------

I, Izhak Tamir, certify that:

1. I have reviewed this annual report on Form 20-F of Tioga Technologies Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     i. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

     ii. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     iii. presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. I have disclosed, based on my most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     i. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     ii. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 26, 2003



                                                       /s/ Izhak Tamir
                                                         Izhak Tamir
                                               Principal Executive Officer and
                                                 Principal Financial Officer

                                  EXHIBIT INDEX
                                  -------------

Exhibit        Exhibit
-------        -------
No.
---
1.1       Memorandum of Association******

1.2       Amended and Restated Articles of Association******

4.1       Separation Agreement, dated as of June 20, 2000, between Tioga and
          Orckit *

4.2 Intellectual Property Agreement, dated as of January 1, 2000, between Tioga and Orckit *

4.7 Registration Rights Agreement, dated March 13, 2000, by and among Orckit Communications Ltd., Tioga and CIBC World Markets Corp.**

4.8       Tioga Share Incentive Plan, as amended***

4.9 Asset Purchase Agreement, dated as of April 23, 2001 by and among Silicon Value, Printsense and Tioga ****

4.12 Technology Transfer Agreement, dated as of February 14, 2002, by and among Tioga, ST Microelectronics Ltd. and STMicroelectronics NV*****

4.13 Option Agreement, dated as of February 14, 2002, by and between Tioga and STMicroelectronics NV*****

4.14 Development, Marketing and Services Agreement, dated as of February 14, 2002, by and among Tioga, ST Microelectronics Ltd. and STMicroelectronics NV*****

4.16 Asset Purchase Agreement, dated April 28, 2003, by and among Tioga, ST Microelectronics Ltd. and STMicroelectronics NV******

8         List of Subsidiaries******

10        Consent of Independent Auditors******

99        Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of
          2002

----------
* Incorporated by reference to Tioga's Registration Statement on Form 20-F filed June 22, 2000 (File No. 0-30820)

** Incorporated by reference to Tioga's Registration Statement on Form F-1 (File No.333-12238)

***Incorporated by reference to Tioga's Registration Statement on Form S-8 (File No. 333-12904).

****Incorporated by reference to Tioga's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 0-30820).

*****Incorporated by reference to Tioga's Report on Form 6-K for the month of February 2002 dated February 14, 2002 (File No. 0-30820).

***** Filed herewith

                             TIOGA TECHNOLOGIES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2002

                                 IN U.S. DOLLARS

                                      INDEX

                                                                         PAGE
                                                                     -----------
REPORT OF INDEPENDENT AUDITORS                                           F-2

CONSOLIDATED BALANCE SHEETS                                           F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                                    F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)            F-6 - F-7

CONSOLIDATED STATEMENTS OF CASH FLOWS                                 F-8 - F-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           F-10 - F-35

                                 - - - - - - - -

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                             TIOGA TECHNOLOGIES LTD.

     We have audited the accompanying consolidated balance sheets of Tioga Technologies Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.


Tel-Aviv, Israel                                   /s/ KOST FORER & GABBAY
January 15, 2003                              A Member of Ernst & Young Global

                                                         TIOGA TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS
================================================================================
U.S. DOLLARS IN THOUSANDS

                                                          DECEMBER 31,
                                                  --------------------------
                                                      2001           2002
                                                  -----------    -----------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                        $   7,712      $   5,559
  Related party - trade receivables (Note 10)             21              -
  Trade receivables                                       22          1,693
  Deposit in escrow (Note 12)                          1,800              -
  Other current assets (Note 3)                        1,939            908
  Inventories                                             59             37
                                                  -----------    -----------

TOTAL current assets                                  11,553          8,197
                                                  -----------    -----------

LONG-TERM INVESTMENTS:
  Long-term prepaid expenses (Note 12)                   219              -
  Long-term lease deposits                                27             28
                                                  -----------    -----------

TOTAL long-term investments                              246             28
                                                  -----------    -----------

SEVERANCE PAY FUND                                       791            894
                                                  -----------    -----------

PROPERTY AND EQUIPMENT, NET (Note 4)                     860            379
                                                  -----------    -----------

                                                   $  13,450      $   9,498
                                                  ===========    ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                                         TIOGA TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS
================================================================================
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                        DECEMBER 31,
                                                                               -----------------------------
                                                                                    2001            2002
                                                                               -------------   -------------
    LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
  Current maturities of long term loan from a related party (Note 6)             $  13,000       $   1,800
  Trade payables                                                                       882             106
  Related party - current account (Note 10)                                            214             674
  Employees and payroll accruals                                                       733             448
  Other current liabilities (Note 5)                                                 1,092           1,218
                                                                               -------------   -------------

TOTAL current liabilities                                                           15,921           4,246
                                                                               -------------   -------------

LONG-TERM LIABILITIES:
  Long-term loan from a related party (Note 6)                                       7,000           5,200
  Accrued severance pay                                                              1,523           1,600
                                                                               -------------   -------------

TOTAL long-term liabilities                                                          8,523           6,800
                                                                               -------------   -------------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

SHAREHOLDERS' DEFICIENCY (Note 8):
  Share capital:
    Ordinary shares of NIS 0.1 par value: Authorized: 50,000,000 shares as of
    December 31, 2001 and 2002; Issued and outstanding: 24,555,779 and
    25,025,436 shares as of December 31, 2001 and 2002, respectively                   590             600
  Additional paid-in capital                                                       146,029         145,607
  Deferred stock compensation                                                       (1,830)           (771)
  Accumulated deficit                                                             (155,783)       (146,984)
                                                                               -------------   -------------

TOTAL shareholders' deficiency                                                     (10,994)         (1,548)
                                                                               -------------   -------------

                                                                                 $  13,450       $   9,498
                                                                               =============   =============

The accompanying notes are an integral part of the consolidated financial statements.

      January 15, 2003         /S/ Andy Carmon          /S/ Eyal Vardi          /S/ Izhak Tamir
---------------------------  --------------------  -------------------------  ---------------------
  Date of approval of the        Andy Carmon              Eyal Vardi               Izhak Tamir
   financial statements        General Manager      Chief Financial Officer      Chairman of the
                                                                                Board of Directors

                                                         TIOGA TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
================================================================================
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------------------
                                                                                     2000              2001             2002
                                                                                 -------------    -------------    -------------
Revenues (Note 13):
 Development and marketing services (Note 1)                                      $        -        $       -        $   7,667
 Royalties from a related party (Note 10)                                                  -            1,418              200
 Product (Note 10)                                                                    14,517               22               45
                                                                                 -------------    -------------    -------------

                                                                                      14,517            1,440            7,912
                                                                                 -------------    -------------    -------------
Operating costs and expenses:
 Research and development expenses, net and development services costs,
  net (Notes 1 and 2j)                                                                 8,974            7,966            4,907
 Product Costs (Note 10)                                                              13,107                8               20
 Selling, marketing, general and administrative expenses                               3,470            4,067            2,227
 Spin-off expenses                                                                     1,199                -                -
 Impairment of property and equipment                                                      -                -              157
 Amortization of deferred stock compensation *)                                           92            2,252              635
                                                                                 -------------    -------------    -------------

Total operating costs and expenses                                                    26,842           14,293            7,946
                                                                                 -------------    -------------    -------------

Operating loss                                                                       (12,325)         (12,853)             (34)
Other expenses                                                                             -              (16)             (10)
Other income (Note 1b)                                                                     -                -            9,698
Financial income (expenses), net (Note 14)                                               969           (1,238)            (874)
                                                                                 -------------    -------------    -------------

Net income (loss) from continuing operations                                         (11,356)         (14,107)           8,780

Discontinued operations
Income (loss) from discontinued operations net of income tax provision of
 $ 170, $ 13 and $ (157) for the years ended December 31, 2000, 2001 and
 2002, respectively (Note 12)                                                       (120,839)          (4,043)              19
                                                                                 -------------    -------------    -------------

Net income (loss)                                                                 $ (132,195)       $ (18,150)       $   8,799
                                                                                 =============    =============    =============

Basic net earnings (loss) per share (Note 11):

Continuing operations                                                             $    (0.51)       $   (0.60)       $    0.35
Discontinued operations                                                                (5.38)           (0.17)            **)-
                                                                                 -------------    -------------    -------------

Basic net earnings (loss) per share (Note 11)                                     $    (5.89)       $   (0.77)       $    0.35
                                                                                 =============    =============    =============

Diluted net earnings (loss) per share:

Continuing operations                                                             $    (0.51)       $   (0.60)       $    0.31
Discontinued operations                                                                (5.38)           (0.17)            **)-
                                                                                 -------------    -------------    -------------

Diluted net earnings (loss) per share                                             $    (5.89)       $   (0.77)       $    0.31
                                                                                 =============    =============    =============

*) Amortization of deferred stock compensation related to the following operating expenses: Research and development expenses, net and development services costs of $ 92, $ 1,338 and $ 387 for the years ended December 31, 2000, 2001 and 2002, respectively; Selling, marketing, general and administrative expenses of $ 0, $ 914 and $ 248 for the years ended December 31, 2000, 2001 and 2002, respectively.

**)  Represent an amount lower than $ 0.01.

The accompanying notes are an integral part of the consolidated financial statements.

                                                         TIOGA TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
================================================================================
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                 SERIES A CONVERTIBLE
                                                                                       REDEEMABLE                         NOTES
                                             PARENT         ORDINARY SHARES         ORDINARY SHARES       ADDITIONAL   RECEIVABLE
                                            COMPANY     ----------------------  -----------------------    PAID-IN        FROM
                                            ACCOUNT       SHARES      AMOUNT      SHARES       AMOUNT      CAPITAL      OFFICERS
                                           ----------   ----------  ----------  ----------   ----------   ----------   ----------
Balance at January 1, 2000                 $    7,018            -  $        -           -   $        -   $      260   $        -
Exercise of stock options                           -       14,186          (*           -            -           24            -
Acquisition of Silicon Value(S.V.) Ltd.       132,713            -           -           -            -            -            -
Issuance of Series A convertible
  redeemable Ordinary shares                        -            -           -   1,510,000           38        5,247       (5,075)
Issuance of shares upon spin-off, net        (139,731)  22,452,744         540           -            -      139,060            -
Deferred compensation related to
  issuance of series A convertible
  redeemable Ordinary shares to
  officers                                          -            -           -           -            -          750            -
Amortization of deferred stock
  compensation related to Series A
  convertible redeemable Ordinary
  shares                                            -            -           -           -            -            -            -
Compensation related to warrants
  granted to service providers                      -            -           -           -            -        1,191            -
Comprehensive loss:
Unrealized losses from
  available-for-sale marketable
  securities                                        -            -           -           -            -            -            -
Net loss                                            -            -           -           -            -            -            -
                                           ----------   ----------  ----------  ----------   ----------   ----------   ----------
Total comprehensive loss

Balance at December 31, 2000                        -   22,466,930         540   1,510,000           38      146,532       (5,075)

Exercise of employee stock options                  -    1,565,241          37           -            -          984            -
Exercise of stock options to service
  providers                                         -       50,000           1           -            -            -            -
Conversions of Series A convertible
  redeemable Ordinary shares into
  Ordinary shares                                   -       60,000           2     (60,000)          (2)           -            -
Redemption of Series A convertible
  redeemable Ordinary shares                        -            -           -  (1,450,000)         (36)      (5,039)       5,075
Issuance of shares upon exercise of
  ESPP                                              -       49,417           1           -            -           47            -
Deferred stock compensation related to
  repriced options                                  -            -           -           -            -        3,374            -
Amortization of deferred compensation
  related to repriced options                       -            -           -           -            -            -            -
Amortization of deferred stock
  compensation related to Series A
  convertible redeemable ordinary
  shares                                            -            -           -           -            -            -            -
Compensation related to options granted to
  service providers                                 -            -           -           -            -          140            -
Conversion of Orckit's subordinated
  notes                                             -      364,191           9           -            -           (9)           -
Comprehensive loss:
Realized losses from
  available-for-sale marketable
  securities                                        -            -           -           -            -            -            -
Net loss                                            -            -           -           -            -            -            -
                                           ----------   ----------  ----------  ----------   ----------   ----------   ----------
Total comprehensive loss
Balance at December 31, 2001               $        -   24,555,779  $      590           -   $        -   $  146,029   $        -
                                           ==========   ==========  ==========  ==========   ==========   ==========   ==========

                                                           ACCUMULATED                                       TOTAL
                                            DEFERRED          OTHER                           TOTAL       SHAREHOLDERS'
                                             STOCK        COMPREHENSIVE    ACCUMULATED    COMPREHENSIVE      EQUITY
                                          COMPENSATION        LOSS           DEFICIT          LOSS        (DEFICIENCY)
                                          ------------    -------------    -----------    -------------   -------------
Balance at January 1, 2000                 $        -      $        -      $   (5,438)                     $    1,840
Exercise of stock options                           -               -               -                              24
Acquisition of Silicon Value(S.V.) Ltd.             -               -               -                         132,713
Issuance of Series A convertible
  redeemable Ordinary shares                        -               -               -                             210
Issuance of shares upon spin-off, net               -               -               -                            (131)
Deferred compensation related to
  issuance of series A convertible
  redeemable Ordinary shares to
  officers                                       (750)              -               -                               -
Amortization of deferred stock
  compensation related to Series A
  convertible redeemable Ordinary
  shares                                           92               -               -                              92
Compensation related to warrants
  granted to service providers                      -               -               -                           1,191
Comprehensive loss:
Unrealized losses from
  available-for-sale marketable
  securities                                        -            (115)              -      $     (115)           (115)
Net loss                                            -               -        (132,195)       (132,195)       (132,195)
                                          ------------    -------------    -----------    -------------   -------------
Total comprehensive loss                                                                   $ (132,310)
                                                                                          =============
Balance at December 31, 2000                     (658)           (115)       (137,633)                          3,629

Exercise of employee stock options                  -               -               -               -           1,021
Exercise of stock options to service
  providers                                         -               -               -               -               1
Conversions of Series A convertible
  redeemable Ordinary shares into
  Ordinary shares                                   -               -               -                               -
Redemption of Series A convertible
  redeemable Ordinary shares                        -               -               -                               -
Issuance of shares upon exercise of
  ESPP                                              -               -               -                              48
Deferred stock compensation related to
  repriced options                             (3,374)              -               -                               -
Amortization of deferred compensation
  related to repriced options                   1,544               -               -                           1,544
Amortization of deferred stock
  compensation related to Series A
  convertible redeemable ordinary
  shares                                          658               -               -                             658
Compensation related to options granted to
  service providers                                 -               -               -                             140
Conversion of Orckit's subordinated
  notes                                             -               -               -                               -
Comprehensive loss:
Realized losses from
  available-for-sale marketable
  securities                                        -             115               -      $      115             115
Net loss                                            -               -         (18,150)        (18,150)        (18,150)
                                          ------------    -------------    -----------    -------------   -------------
Total comprehensive loss                                                                   $  (18,035)
                                                                                          =============
Balance at December 31, 2001               $   (1,830)     $        -      $ (155,783)                     $  (10,994)
                                          ============    =============    ===========                    =============

*) Represents an amount lower than $ 1.
The accompanying notes are an integral part of the consolidated financial statements.

                                                         TIOGA TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
================================================================================
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                      SERIES A CONVERTIBLE
                                                                           REDEEMABLE                       NOTES
                                     PARENT       ORDINARY SHARES        ORDINARY SHARES    ADDITIONAL   RECEIVABLE    DEFERRED
                                    COMPANY   ----------------------  --------------------   PAID-IN        FROM        STOCK
                                    ACCOUNT     SHARES      AMOUNT     SHARES     AMOUNT     CAPITAL      OFFICERS   COMPENSATION
                                    --------  ----------  ----------  --------  ----------  ----------   ----------   ----------
Balance at January 1, 2002           $    -   24,555,779   $    590         -    $      -   $ 146,029     $      -     $ (1,830)
Exercise of stock options                 -      469,657         10         -           -           2            -            -
Deferred stock compensation               -            -          -         -           -        (424)           -          424
Amortization of deferred stock
  compensation related to repriced
  options                                 -            -          -         -           -           -            -          635
Net income                                -            -          -         -           -           -            -            -
                                    --------  ----------  ----------  --------  ----------  ----------   ----------   ----------

Balance at December 31, 2002         $    -   25,025,436   $    600         -    $      -   $ 145,607     $      -     $   (771)
                                    ========  ==========  ==========  ========  ==========  ==========   ==========   ==========

                                     ACCUMULATED                                     TOTAL
                                        OTHER                         TOTAL      SHAREHOLDERS'
                                    COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE      EQUITY
                                        LOSS          DEFICIT         LOSS        (DEFICIENCY)
                                    -------------  -------------  -------------  -------------
Balance at January 1, 2002            $      -      $ (155,783)                    $ (10,994)
Exercise of stock options                    -               -                            12
Deferred stock compensation                  -               -                             -
Amortization of deferred stock
  compensation related to repriced
  options                                    -               -                           635
Net income                                   -           8,799                         8,799
                                     ----------    -------------                 -------------

Balance at December 31, 2002          $      -      $ (146,984)                    $  (1,548)
                                     ==========    =============                 =============

The accompanying notes are an integral part of the consolidated financial statements.

                                                         TIOGA TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================
U.S. DOLLARS IN THOUSANDS

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                 -----------------------------------------------
                                                                                     2000              2001             2002
                                                                                 -------------    -------------    -------------
 CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                              $ (132,195)       $ (18,150)       $   8,799
   Adjustments required to reconcile net income (loss) to net cash provided by
       (used in) operating activities:
     Depreciation                                                                      2,010            1,443              348
     Amortization of goodwill and other intangibles assets                            25,666            2,759                -
     Losses from sale of property and equipment                                            -               44               10
     Realized losses (gains) on available for sale marketable securities              (1,510)             115                -
     Decrease (increase) in related party - trade receivables                         (8,073)           8,377               21
     Decrease (increase) in trade receivables                                           (470)           1,761           (1,671)
     Decrease (increase) in other current assets                                        (183)             618              950
     Decrease (increase) in inventories                                                 (183)            (321)              22
     Impairment of goodwill and other intangible assets                               58,068                -                -
     In-process research and development write off                                    24,695                -                -
     Impairment of property and equipment                                                  -              823              157
     Accrued severance pay, net                                                          355               32              (26)
     Amortization of deferred stock compensation                                          92            2,202              635
     Compensation related to options granted to service providers                      1,191              140                -
     Decrease in trade payables                                                         (276)             (93)            (776)
     Increase (decrease) in related party - current account                           11,561          (11,404)             460
     Increase (decrease) in other current liabilities and employees and payroll
       accruals                                                                        3,274           (5,471)            (159)
     Loss (gain) from disposal of Silicon Value (SV) Ltd. business                         -              (45)             300
     Other                                                                                 -              (16)               -
                                                                                 -------------    -------------    -------------

 Net cash provided by (used in) operating activities                                 (15,978)         (17,186)           9,070
                                                                                 -------------    -------------    -------------

 CASH FLOWS FROM INVESTING ACTIVITIES:
   Payment for the acquisition of Silicon Value (S.V) Ltd. (a)                         5,036                -                -
   Proceeds from short-term bank deposits                                              1,707                -                -
   Proceeds from realization of available for sale marketable securities               1,382               44                -
   Purchase of property and equipment                                                 (3,275)            (932)             (53)
   Proceeds from sale of property and equipment                                            -               39               19
   Decrease (increase) in long-term lease deposits                                      (175)              63               (1)
   Proceeds from disposal of SVL business                                                  -           15,821            1,800
                                                                                 -------------    -------------    -------------

 Net cash provided by investing activities                                             4,675           15,035            1,765
                                                                                 -------------    -------------    -------------

 CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of shares, net                                                 103            1,070               12
   Proceeds from short term bank credit                                                9,938                -                -
   Payment of short-term bank credit                                                       -          (10,000)               -
   Proceeds from long-term loan from a related party                                  20,000                -                -
   Payment of long term loan from a related party                                          -                -          (13,000)
                                                                                 -------------    -------------    -------------

 Net cash provided by (used in) financing activities                                  30,041           (8,930)         (12,988)
                                                                                 -------------    -------------    -------------

 Increase (decrease) in cash and cash equivalents                                     18,738          (11,081)          (2,153)
 Cash and cash equivalents at the beginning of the year                                   55           18,793            7,712
                                                                                 -------------    -------------    -------------

 Cash and cash equivalents at the end of the year                                 $   18,793        $   7,712        $   5,559
                                                                                 =============    =============    =============

 SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:
   Cash paid during the year for interest                                         $      251        $     387        $       2
                                                                                 =============    =============    =============
   Cash paid (received) during the year for taxes                                 $       18        $     211        $    (157)
                                                                                 =============    =============    =============
 NON-CASH INVESTING ACTIVITIES:
   Purchase of property and equipment                                             $    2,032        $       -        $       -
                                                                                 =============    =============    =============

The accompanying notes are an integral part of the consolidated financial statements.

                                                         TIOGA TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================
U.S. DOLLARS IN THOUSANDS

(a)  Payment for acquisition of Silicon Value (S.V.) Ltd., net of cash acquired:

     In April 2000, Orckit (see Note 1a) acquired all of the outstanding shares of Silicon Value (S.V.) Ltd. (see Note 1c). The fair value of the assets acquired and liabilities assumed, as of the date of acquisition, was as follows:

                                                                                 YEAR ENDED
                                                                                DECEMBER 31,
                                                                                    2000
                                                                              ----------------
     Working capital deficiency, net (excluding cash and cash equivalents)      $      3,841
     Severance pay                                                                       310
     Property and equipment                                                           (3,399)
     Goodwill and other intangible assets                                           (103,734)
     In-process research and development                                             (24,695)
                                                                              ----------------

                                                                                    (127,677)
     Parent company account                                                          132,713
                                                                              ----------------

                                                                                $      5,036
                                                                              ================

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 1:-  GENERAL

          a. Tioga Technologies Ltd. ("the Company" or "Tioga") was incorporated on December 14, 1999 under the laws of the State of Israel. Tioga has a wholly owned subsidiary, Silicon Value (S.V.) Ltd. ("SVL"). SVL has a wholly-owned U.S. subsidiary, Tioga Technologies Inc. (see also Note 1c).

               On January 30, 2000, the Board of Directors of Orckit Communications Ltd. ("Orckit" or the "Parent company") decided to execute a Plan of Separation (the "Plan") under Section 350 of the Israeli Companies Law, pursuant to which, Orckit will be formally divided into two separate companies: (i) Tioga which would own substantially all of Orckit's Semiconductor chip business, and (ii) Orckit itself, which would continue to own and operate its telecom equipment and other businesses (see also Note
               8c).

          b. In February 2002, the Company entered into three strategic agreements with STMicroelectronics NV and its Israeli subsidiary STMicroelectronics Ltd. (collectively "ST"), a technology transfer agreement, a development, marketing and services agreement and an option agreement.

               Pursuant to the technology transfer agreement, the Company granted ST certain co-ownership rights in its then existing intellectual property in the DSL field and ownership rights over its products, including certain products that were still under development and its rights under certain design wins in consideration of $ 10,000. With respect to the technology transfer agreement, the Company recorded $ 9,698 net of transaction expenses as other income. Also, in accordance with this agreement, ST should bear any costs and obligations to the OCS arising from this agreement. As of December 31, 2002 pursuant to this agreement, ST owes the Company $ 400.

               Pursuant to the development, marketing and services agreement, the Company is required to provide research and development and marketing services to ST in the DSL field as shall be determined by ST from time to time as detailed in this agreement. The relationship between Tioga and ST is that of independent contractors. In consideration for the performance of these services during the term of the agreement, ST is required to pay the Company $ 2,000 for every quarter, in which the services are rendered, commencing on January 15, 2002. The quarterly fee may be decreased proportionally in the event that the Company's workforce decreases below an average of 55 employees. The Company recorded such fees as revenues (see also Note 2).

               These services will terminate on or before January 15, 2003 if ST were to exercise its option under the option agreement or on April 15, 2003 in case ST does not exercise its option as contemplated by the option agreement.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 1:-  GENERAL (CONT.)

               Pursuant to the option agreement, Tioga granted to ST the right to acquire Tioga's business via a merger or a sale of Tioga's assets. The option is exercisable at any time until January 15, 2003. In addition, ST granted the Company the option to cause ST to effect such merger, if the Company meets certain milestones set forth in the option agreement. The Company's option is exercisable at any time between January 16, 2003 and January 31, 2003. The management of the company is aware of the fact that the conditions required to cause ST to effect a merger were not met. ST may elect to structure the acquisition of Tioga's business as a merger or as a purchase of assets and assumption of certain liabilities, regardless of which party exercises its option (see also Note 15).

               In consideration for the acquisition of the business, ST is required to pay $ 12.0 million, subject to certain adjustments. In the event of a merger, the consideration will be paid to Tioga's shareholders and will be adjusted by the amount of Tioga's net financial indebtedness and for any amount required to settle Tioga's outstanding obligations related to the convertible notes of Orckit (see also Note 8). In the event of an asset sale, the consideration will be adjusted by the aggregate amount of certain unfunded employee-related liabilities, overdue current liabilities that have not been paid under their original terms of payment and accounts receivable sold that have not yet expired (see also Note 15).

               Due to the fact that the fair values of the option granted to ST and the option received from ST were approximately equivalent and these related values essentially off set one another, no allocation to their fair value was recorded.

               As a result of these agreements, the Company's activities currently consist primarily of research and development and marketing services provided to ST and it does not currently conduct business as an independent DSL chip developer and manufacturer. In the event that ST does not acquire its business under the option agreement, the Company may again become an independent chip developer.

               The Company's traditional business is the design, development and marketing of DSL chips used by manufacturers of telecommunications equipment. The Company's DSL chips enable the digital transmission of voice, video and data over standard telephone lines at speeds that are up to 30 times faster than transmission rates provided by conventional analog modems.

               In 2002, 97% of the Company's revenues were derived from the development and marketing services agreement between the Company and ST.

          c.   Acquisition and disposal of SVL:

               In April 2000, Orckit acquired all of the outstanding shares of SVL, an Israeli based company, at an aggregate purchase price of approximately $135,000 which was paid in Orckit's stocks (approximately 1.6 million Ordinary shares) and options to purchase Orckit shares granted to employees and consultants of SVL (options to purchase approximately 0.4 million Ordinary shares). SVL has a wholly owned subsidiary incorporated in the United States. SVL and its subsidiary were engaged in the development, production and sale of ASIC chips.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 1:-  GENERAL (CONT.)

               SVL was transferred to Tioga as part of the spin-off plan.

               The acquisition was accounted for by the purchase method of accounting. The excess cost over the fair value of net assets acquired was $ 128,429, out of which $ 24,695 was charged to expense and represents the estimated value of the Technology acquired from SVL for which technological feasibility has not yet been established and for which no alternative future use exists ("in process research and development write-off"), and the remaining amount is being amortized on a straight-line basis over a three-year period.

          d. In April 2001, the Company sold the ASIC division of its wholly owned subsidiary SVL. The results of operations for the 3 years ended December 31, 2002, reflect the ASIC division as discontinued operations (see Note 12).

          e. In September 2001, the Board of Directors of the Company decided to liquidate SVL, which became an inactive company.

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

               The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

          a.   Use of estimates:

               The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b.   Financial statements in U.S. dollars:

               The revenues of the Company are generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's cash flow transactions is incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          c.   Principles of consolidation:

               The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

          d.   Cash equivalents:

               Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

          e.   Marketable securities:

               The Company accounts for its investments in equity securities in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

               Management determines the appropriate classification of investments in marketable equity securities at the time of purchase and reevaluates such determination at each balance sheet date. In the years ended December 31, 2000 and 2001 all securities covered by SFAS No. 115 were designated as available-for-sale. Accordingly, these securities were stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity accumulated other comprehensive income or loss. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

          f.   Deposit in escrow:

               The deposit is recorded at cost.

          g.   Inventories:

               Inventories consist of only finished products that are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined on the basis of direct manufacturing costs.

               As of December 31, 2000, 2001 and 2002, the subsidiary, SVL, had slow-moving inventory write-offs amounting to approximately $ 650, $ 0 and $ 0, respectively.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          h.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives, at the following annual rates:

                                                                         %
                                                            --------------------------
               Leasehold improvements                       Over the term of the lease
               Computers, software and related equipment              20 - 33
               Office furniture and equipment                         7 - 15

               The Company and its subsidiaries' long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During fiscal year 2002, the Company changed its Israeli office location and abandoned some of its office furniture and equipment. In addition, in early 2002 the Company decided to close the majority of its US operation, as a result, certain furniture and equipment were abandoned. Accordingly, the Company and its subsidiary recorded an impairment charge in the amount of $ 157.

               During fiscal year 2001, the Company and its subsidiaries assessed the recoverability of the carrying amount of the property and equipment and provided for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121") and recorded impairment in the amount of $ 823.

          i.   Other assets:

               Goodwill and other intangible assets were amortized using the straight-line method over the estimated useful life, which is three years.

               The carrying value of goodwill and other intangible assets was reviewed by management, based on the expected future undiscounted operating cash flows over the remaining amortization period. If this review indicated that goodwill and other intangible assets would not be recoverable, the carrying value of the goodwill or the other intangible assets was reduced to estimated fair value. As of December 31, 2000 and 2001, impairment losses have been identified to be in the amount of $ 55,068 and $ 0, respectively.

          j.   Research and development costs:

               Research and development activities net of grants received, are expensed as incurred.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          k.   Income taxes:

               The Company and subsidiaries accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          l.   Revenue recognition:

               The Company generates its revenues mostly from development and marketing services, royalties and historically from sale of its products.

               1. Revenues from research and development services are recognized at the time they are rendered (see also Note 1b).

               2. Revenues related to royalties received from Orckit are accounted for in accordance with Emerging Issues Task Force 99-19 "Reporting Revenue Gross as a Principal Versus Net as an Agent" ("EITF 99-19") and, recognized according to the net as an Agent Method. Revenues under such agreement with Orckit, are recognized at the time of shipment, as reported to the Company by Orckit.

               3. Revenues from sales of products are recognized when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed and determinable, collectibility is probable and no further obligations exists, in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101").

               4. Revenues and costs related to work-in-progress under long-term unit price contracts were accounted for in accordance with Standard Of Position ("SOP") 81-1, "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" and recognized according to the percentage-of-completion method, using the input method.

                    As to contracts involving technological uncertainties and for which reasonably dependable cost estimates cannot be made, revenue was recognized under the completed-contract method. Anticipated losses on contracts were provided for in full when they were identified by management. Generally, a contract might be regarded as substantially completed if remaining cost and potential risk were insignificant.

                    Estimated gross profit or loss from long-term contracts might change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit were recorded in results of operations when they were reasonably determinable by management, on a cumulative catch-up basis.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               5.   Net effect of cancellation of SVL's ASIC NRE projects:

                    In the fourth quarter of 2000, the Company decided to focus exclusively on its DSL business, and consequently it canceled some of its operating ASIC NRE projects and decided not to take on any new projects. Income (losses) resulting from canceled projects, were excluded from revenues and presented as part of the discontinued operations (see Note
                    12).

          m.   Warranty accrual:

               Warranty accrual was determined according to management's estimation. The warranty accrual was recognized at time of recognition of the related revenues, and is included as part of selling and marketing expenses. The warranty accrual was computed as a percentage of the revenues from sales of products. As of December 31, 2001 and 2002, the Company has no warranty accrual.

          n.   Royalty-bearing grants:

               Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development expenses. Research and development grants recognized amounted to $ 0, $ 1,571 and $ 1,468 in 2000, 2001 and 2002, respectively (see Note 7c).

          o.   Accounting for stock-based compensation:

               The Company and its subsidiaries has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), are provided in Note 8c.

               The Company and its subsidiaries apply SFAS No. 123 and Emerging Issues Task Force 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18") and its amendments with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the grant date.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          p.   Severance pay:

               The Company's liability for severance pay is calculated pursuant to Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of balance sheet date. Employees are entitled to one month's salary per each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits with insurance policies and an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

               Severance expenses for the years ended December 31, 2000, 2001 and 2002 amounted to approximately $ 598, $ 757 and $ 476, respectively.

          q.   Fair value of financial instruments:

               The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

               The carrying amounts of cash and cash equivalents, trade receivables, related party, deposit in escrow, short-term lease deposit and trade payables approximate their fair value due to the short-term maturity of such instruments.

               The carrying amount of the Company's long-term loan from a related party approximates its fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar type of borrowing arrangements.

          r.   Basic and diluted net earnings (loss) per share:

               Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings per Share" ("SFAS No. 128").

               As of December 31, 2000 and 2001 all Series A convertible redeemable Ordinary shares, outstanding stock options, warrants and subordinated convertible notes have been excluded from the calculation of the diluted net loss per Ordinary share because all such securities are anti-dilutive. The total numbers of shares related to the Series A convertible redeemable Ordinary shares, outstanding options, warrants and subordinated convertible notes excluded from the calculations of diluted net loss per share were 10,744,107 and 9,732,168 for the years ended December 31, 2000 and 2001, respectively.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               The total number of shares related to outstanding options, warrants and subordinated convertible notes, excluded from the calculation of the diluted net earnings per share, was 5,729,217 for the year ended December 31, 2002.

          s.   Concentrations of credit risks:

               Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, deposit in escrow, trade receivables and short-term lease deposits.

               Cash and cash equivalents are invested in major banks in Israel and the United States mainly in U.S. dollars. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

               Trade receivables derived from services rendered to ST located in Europe. The Company performs ongoing credit evaluations of its one main customer and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. As of December 31, 2002, no allowance has been provided by the Company.

               The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

          t.   Impact of recently issued accounting standards:

               In April 2002, the FASB issued Statement of Financial Accounting Standard No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"), which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets for Motor Carriers." SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 will have a material impact on its results of operations or financial position.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               In June 2002, the FASB issues Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

               In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

NOTE 3:-  OTHER CURRENT ASSETS

                                                                                      DECEMBER 31,
                                                                                  ---------------------
                                                                                     2001       2002
                                                                                  ---------- ----------
          Services to be rendered by the purchaser of SVL Business (see Note 12)   $    874   $    219
          Accounts receivable from the purchase of SVL Business (see Note 12)           300          -
          Other accounts receivable from ST (Note 1b)                                     -        400
          Grant from the Office of the Chief Scientist                                  460          -
          Prepaid expenses                                                              167        177
          Government authorities                                                         70        104
          Short-term lease deposits                                                      30          -
          Loan to employees                                                              38          8
                                                                                  ---------- ----------

                                                                                   $  1,939   $    908
                                                                                  ========== ==========

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 4:-  PROPERTY AND EQUIPMENT, NET

                                                            DECEMBER 31,
                                                       ---------------------
                                                          2001       2002
                                                       ---------   ---------
          Cost:
            Computers, software and related equipment   $  1,802   $  1,417
            Office furniture and equipment                   194         51
            Leasehold improvements                           155          5
                                                       ---------- ----------

                                                           2,151      1,473
                                                       ---------- ----------

          Accumulated depreciation                         1,291      1,094
                                                       ---------- ----------

          Depreciated cost                              $    860   $    379
                                                       ========== ==========

          As for charges, see Note 7b. As for impairment, see Note 2f.

NOTE 5:-  OTHER CURRENT LIABILITIES

          Provision for vacation and recreation         $    372   $    260
          Royalties to the OCS                                 -        588
          Government authorities                             129          -
          Accrued expenses                                   591        370
                                                       ---------- ----------

                                                        $  1,092   $  1,218
                                                       ========== ==========

NOTE 6:-  LONG-TERM LOAN FROM A RELATED PARTY

          As of December 31, 2000, the Company received a long-term loan from a related party (Orckit) in the amount of $ 20,000. The loan is denominated in U.S. dollars and originally was payable by March 1, 2005. In connection with the ST agreements (see Note 1b), the Company entered into an agreement with Orckit relating to the loan repayments, according to which the Company paid during 2002, $ 13,000 out of the outstanding loan and will repay $ 1,800 out of the released deposit in escrow established in connection with the sale of the ASIC business of SVL (see Note 12a). Furthermore, upon the closing of the potential acquisition of the business by ST, the Company will repay Orckit the entire balance of the loan together with any accrued and unpaid interest.

          If the potential acquisition will not take place, the remaining outstanding loan to Orckit will be required to be repaid by March 1, 2005.

          As of December 31, 2000, the loan bore interest of LIBOR + 2% per annum. Commencing January 1, 2001, the interest was changed to 6% per annum and in no event shall the interest rate be less than 5.75% per year (see Note 10).

          As for charges, see Note 7b.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 7:-  COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Lease commitments:

               The Company rents its facilities and vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2005. Future rental commitments under non-cancelable are as follows:

                                  YEAR ENDED
                                 DECEMBER 31,
                                --------------
               2003               $      210
               2004                       93
               2005                       17
                                --------------

                                  $      320
                                ==============

               Total rent expenses for the years ended December 31, 2000, 2001 and 2002, were approximately $ 828, $ 1,047 and $ 371, respectively.

          b.   Charges:

               A floating charge in a limited amount of up to $ 30,000 has been registered on all assets as security for long-term loan from a related party.

          c.   Government grants:

               The Company participated in programs sponsored by the Israeli Government through the Office of the Chief Scientist ("OCS") for the support of research and development activities. Through December 31, 2002, the Company had obtained grants from the OCS aggregating $ 2,921 for certain of the Company's research and development projects. The Company is obligated to pay royalties to the OCS, amounting to 4% of the sales of the products and other related revenues generated from such projects, such as the transactions with ST, up to 100%-150% of the grants received, linked to the U.S. dollars and bearing annual interest at a rate based on the LIBOR.

               Through December 31, 2002, the Company has paid or accrued royalties to the OCS in the amount of $ 707. As of December 31, 2002, the aggregate contingent liability to the OCS amounted to at least $2,921.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 7:-  COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          d.   Pending litigation:

               The Company is involved in pending litigation, as described below:

               1. A claim was filed against the Company, by way of summary proceedings by one of its suppliers in the amount of $ 459. The plaintiff seeks damages with respect to the company's alleged breach of the license agreement between the parties. The Company intends to vigorously defend against the claim.

                    At this point, management and the Company's legal counsel are of the opinion that the outcome of this litigation cannot be assessed at this early stage.

               2. A claim was filed against the Company, by summary proceedings, by one of its former lessors in the amount of $ 52.

                    At this point, management and the Company's legal counsel are of the opinion that the likely outcome of a direct negotiation and settlement will amount to approximately $
                    37. A provision for such amount has been made.

               3. A claim was filed against the Company, by one of its former service providers in the amount of $ 41. The Company applies for leave of defense against the claim.

                    At this point, management and the Company's legal counsel are of the opinion that the outcome of this litigation depends on an evidence recently found out by the Company, and not yet have been valuated by court. Therefore, the outcome of this litigation cannot be assessed.

          e. As part of the agreements with ST, the parties agreed that in the event the Company grants a license or effects a sale of ownership of the technology developed by the Company pursuant to the development and marketing services agreement, it shall be obligated to pay ST a royalty equal to 50% of the license fee, sale amounts or other proceeds, agreed with the third party within 12 months commencing January 15, 2003. The total royalties to be paid in these cases will not exceed $ 4,000.

          f.   Spin-off:

               In connection with the spin-off plan, Tioga and Orckit, except as otherwise contemplated in the agreements referred to below, operate independently of one another as separate public companies.

               The following is a summary of the material terms of the Intercompany Agreements and other arrangements and transactions between Tioga and Orckit.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 7:-  COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          1.   Separation agreement:

               In connection with the plan, Tioga entered into a separation agreement with Orckit pursuant to which Orckit contributed substantially all of the assets and liabilities of its semiconductor business to Tioga in exchange for that number of Tioga's Ordinary shares, which equals the number of Orckit's outstanding Ordinary shares on the date on which the plan was consummated, Orckit then distributed those shares to its shareholders, on a share-for-share basis, by means of a stock dividend. Tioga also issued to the holders of options to purchase Ordinary shares of Orckit, options to purchase an equivalent number of Tioga's Ordinary shares.

               Upon the closing of the transactions contemplated by the separation agreement, Tioga assumed all employment-related obligations, accrued benefits and severance pay of Orckit's employees whom Tioga employed.

          2.   Intellectual property agreement:

               Tioga entered into an agreement with Orckit for the (i) assignment to Tioga of substantially all of Orckit's semiconductor intellectual property, including patents and patent applications, and (ii) joint ownership of the condor chip and certain other technologies without accounting to each other, and
               (iii) irrevocable license to Tioga of other non-semiconductor patents and patent applications of Orckit. In connection with this assignment, Tioga has granted Orckit an irrevocable license to use the assigned intellectual property. This agreement also contains additional provisions, including customary representations and warranties, as well as certain undertakings of indemnification.

          3.   Other agreements:

               Each of Tioga and Orckit may, in the ordinary course of business, also enter into certain other leases, sub-leases, operating agreements and other agreements that serve to define various aspects of the relationship that will exist among the parties after the plan has been consummated. None of these agreements, either alone, or in the aggregate, is expected to materially affect the results of operations of either company.

          The Company believes that all of the agreements described above, are on a basis no less favorable than could be obtained from an independent third party. Although it is not practical to determine the amounts that the Company would have incurred had it operated as an unaffiliated entity, management believes that the amounts chargeable for the services provided by these agreements are reasonable. All future transactions between Tioga and Orckit will be on terms no less favorable than could be obtained from an independent third party.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 8:-  SHAREHOLDERS' DEFICIENCY

          a.   Ordinary shares:

               The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

          b.   Series A convertible redeemable Ordinary shares:

               The Series A Convertible Redeemable Ordinary shares ("Series A") had the same rights as Ordinary shares. In addition, these shares could automatically convert to Ordinary shares on a 1:1 basis according to the following schedule:

               25% shall convert on the first anniversary of such issuance date and an additional 6.25% of the shares could convert at the end of each three-month period thereafter.

               The Company should have the right to redeem all or a portion of the Series A shares upon termination of such holder's employment.

               The issuance of 1,450,000 of Series A convertible redeemable shares were in exchange for full-recourse promissory notes in the aggregate principal amount of $ 5,075. The notes were fully recoursed, bore interest at the rate of 6.08% per annum, and were payable upon the sale of any Ordinary shares issued upon conversion of the shares. The Series A share price was equal to the fair market value of the share of the Company's Ordinary shares at date of issuance. The issuance of 60,000 of the Series A convertible redeemable shares was for cash in an amount less than their fair market value. Accordingly, the Company recorded deferred stock compensation in the amount of $750. The total compensation costs charged to the statements of operations in respect of the Series A shares in 2000 and 2001 were $ 92 and $ 658, respectively.

               During 2001, the Company redeemed 1,450,000 of the Series A shares in exchange for the promissory notes.

               The Company resolved to accelerate the conversion of 60,000 of the Series A shares to Ordinary shares, upon termination of holder's employment. The Company amortized the deferred stock compensation and charged it as expense at the acceleration date. The Company did not record compensation due to the acceleration, due to the fact that the fair value of the share price was lower than the Series A share price.

               As of December 31, 2002, there are no outstanding Series A Ordinary shares.

          c.   Stock Option Plans:

               1. Under the Company's stock option plan (the "plan") options may be granted to employees, officers, consultants and directors of the Company or its subsidiaries.

               2. As of December 31, 2002, an aggregate of 3,794,960 of the Company's options are still available for future grant.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 8:-  SHAREHOLDERS' DEFICIENCY (CONT.)

               3. The options granted generally become fully exercisable after four years and expires no later than 10 years from the approval date of the option plan under terms of grant. Any options which are forfeited or cancelled before expiration become available for future grants.

               A summary of the Company's employees share option activity, and related information is as follows:

                                                                      YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------------------------
                                                       2000                    2001                     2002
                                              ----------------------  -----------------------  ----------------------
                                                           WEIGHTED                 WEIGHTED                WEIGHTED
                                                NUMBER     AVERAGE       NUMBER      AVERAGE     NUMBER     AVERAGE
                                                  OF       EXERCISE        OF       EXERCISE       OF       EXERCISE
                                                OPTIONS     PRICE        OPTIONS      PRICE      OPTIONS     PRICE
                                              ----------- ----------  ------------ ----------  ---------- -----------
               Outstanding at the beginning
                of the year                            -    $   -       3,056,963   $    3.8   5,358,513    $  0.36
               SVL's employees (see Note 8f)           -        -        (593,979)  $    3.0           -          -
               Granted                         3,320,613    $ 3.8       4,391,000   $    0.2      15,500    $  0.17
               Exercised                          (4,690)   $   2        (289,599)  $   0.03    (457,169)   $  0.02
               Forfeited                        (258,960)   $ 4.3      (1,205,872)  $   2.28    (696,625)   $  0.08
                                              -----------             ------------             ----------

               Outstanding at the end of
                the year                       3,056,963    $ 3.8       5,358,513   $   0.36   4,220,219    $  0.44
                                              =========== ==========  ============ ==========  ========== ===========

               Exercisable options at the
                end of the year                  427,800    $ 3.8       1,370,292   $   0.81   2,538,917    $  0.56
                                              =========== ==========  ============ ==========  ========== ===========

               All options granted during the three years ended December 31, 2002 were at an exercise price that is equal to the fair value of the stock at the grant date.

               The options outstanding as of December 31, 2002, have been classified by exercise price, as follows:

                                           OPTIONS            WEIGHTED                         OPTIONS          WEIGHTED
                                         OUTSTANDING          AVERAGE         WEIGTHED       EXERCISABLE        AVERAGE
                                            OF AS            REMAINING        AVERAGE           AS OF        EXERCISE PRICE
                        EXERCISE        DECEMBER 31,        CONTRACTUAL       EXERCISE      DECEMBER 31,       OF OPTIONS
                         PRICE              2002                LIFE           PRICE            2002          EXERCISABLE
                    ---------------- -------------------  ---------------- -------------- ----------------- ----------------
                           $                                   YEARS
                    ----------------                      ----------------
                         0-1.5            4,017,243             7.8          $   0.14         2,361,558       $     0.1
                         3-4.5               46,500             7.8          $    3.5            24,250       $     3.5
                         4.5-7               53,752             6.2          $   5.74            53,751       $    5.74
                          7-10              102,724             7.1          $   7.95            99,358       $    7.95
                                     -------------------                                  -----------------

                                          4,220,219             7.8          $   0.44         2,538,917       $    0.56
                                     ===================  ================ ============== ================= ================

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 8:-  SHAREHOLDERS' DEFICIENCY (CONT.)

               As part of the spin-off process, Orckit's option holders maintained their outstanding options to purchase shares of Orckit and also received additional options to purchase shares of Tioga. The exercise price of the original option allocated between an Orckit option and a Tioga option, was based on the market value of the companies shares at the time of the spin-off. All other terms of the new options, other than the exercise price, remained unchanged as those of the original options. As a result, as of December 31, 2001 and as of December 31, 2002, Tioga's employees hold options to purchase Ordinary shares of Orckit.

               EITF 90-9, "Changes to Fixed Employee Stock Options Plans as a Result of Equity Restructuring", discusses the accounting treatment for existing options of a company that is effecting a spin-off. In accordance with EITF 90-9, three criteria must be considered in order to determine if a new measurement date has occurred. Since the Company followed the criteria required by EITF 90-9, no additional compensation expenses were recorded.

               The following is the information related to the outstanding options as of December 31, 2002 held by Orckits' employees to purchase Tioga's shares:

                                      OPTIONS           WEIGHTED                         OPTIONS         WEIGHTED
                                    OUTSTANDING         AVERAGE         WEIGHTED       EXERCISABLE        AVERAGE
                                       OF AS           REMAINING        AVERAGE           AS OF       EXERCISE PRICE
                   EXERCISE        DECEMBER 31,       CONTRACTUAL       EXERCISE      DECEMBER 31,      OF OPTIONS
                    PRICE              2002               LIFE           PRICE            2002          EXERCISABLE
               ----------------  -----------------  ---------------- --------------  ---------------  ---------------
                      $                                  YEARS
               ----------------                     ----------------
                    0-1.5             169,843               6          $    0.54         151,161        $    0.49
                    1.5-3             751,726               7          $    1.80         590,209        $    1.80
                    3-4.5              42,889             7.5          $    3.50          28,113        $    3.50
                    4.5-7             583,276             5.1          $    5.32         565,117        $    5.32
                     7-10             571,875             6.2          $    8.13         533,264        $    8.12
                    10-15             122,935             6.9          $   13.83          79,905        $   13.76
                                 -----------------                                   ---------------

                                    2,245,544             6.3          $    4.94       1,947,769        $    4.96
                                 =================  ================ ==============  ===============  ===============

               During 2000, 2001 and 2002, Orckit's employees exercised 9,496, 1,273,853 and 12,015 options, respectively.

               Under SFAS No. 123, proforma information regarding net income
               (loss) and net income (loss) per share is required and has been determined as if the Company had accounted for its employee options (including options granted to SVL's employees prior to their termination and to Orckit's employees in relation to the spin-off) under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2002. Expected volatility of 82% ,170% and 83% respectively, risk-free interest rates of 5%, 4% and 4%, respectively, dividend yield of 0% for each year, and a weighted-average expected life of the option of 3 years for each year.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 8:-  SHAREHOLDERS' DEFICIENCY (CONT.)

               Pro forma information under SFAS No. 123:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                      ----------------------------------------------
                                                                          2000            2001             2002
                                                                      -------------   -------------    -------------
               Net income (loss) as reported                            $ (132,195)     $  (18,150)      $    8,799
                                                                      =============   =============    =============
               Pro forma net income (loss)                              $ (134,484)     $  (21,735)      $    6,901
                                                                      =============   =============    =============
               Pro forma basic net income (loss)  per share             $    (5.99)     $    (0.92)      $     0.28
                                                                      =============   =============    =============
               Pro forma diluted net income (loss) per share            $    (5.99)     $    (0.92)      $     0.25
                                                                      =============   =============    =============

          d.   Employee Share Purchase Plan:

               In September 2000, the Company's Board of Directors adopted the Employee Share Purchase Plan (the "Purchase Plan" or "ESPP"). Eligible employees can have up to 10% of their earnings withheld, up to certain maximums, to be used to purchase Ordinary shares. The price of Ordinary share purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Ordinary share on the commencement date of each offering period or on the semi-annual purchase date Pursuant to the plan. On November 6, 2001, the Company resolved to terminate its employee share purchase plan.

               During 2001, 49,417 Ordinary shares of the Company were issued upon exercise of the purchase plan.

          e.   Warrants and options issued to service providers and consultants:

               1. The Company's outstanding options to service providers as of December 31, 2002, are as follows:

                                              OPTIONS FOR      EXERCISE PRICE        OPTIONS          EXERCISABLE
                         ISSUANCE DATE      ORDINARY SHARES       PER SHARE        EXERCISABLE          THROUGH
                    ---------------------- -----------------  ----------------- ------------------ -----------------
                             2001               210,000         $    0.63-3.5         136,250            *)
                                           =================  ================= ================== =================

                    *) 10 years from the date of grant.

                    a) On June 17, 1998, the subsidiary granted a warrant to a consultant to purchase Ordinary shares of the subsidiary, which will vest immediately in the event of a "corporate transaction". Upon the acquisition of the subsidiary this warrant vested immediately and converted to 14,741 ordinary shares of the Company. Accordingly, the subsidiary recorded compensation expense in the amount of $ 1,081.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 8:-  SHAREHOLDERS' DEFICIENCY (CONT.)

                    b) On December 17, 1998, the subsidiary issued warrant to a bank, to purchase its Ordinary shares. All warrants were exercised upon consummation of the acquisition by Orckit during 2000 and were converted into 29,249 shares of the Company.

                    c) On February 16, 2000, the subsidiary issued warrant to a bank, to purchase a number of the subsidiary's Ordinary shares, having an aggregate exercise price in the amount of $ 250. Upon consummation of the acquisition by Orckit, all warrants were exercised and converted 1,294 Ordinary shares of the Company in accordance with the cashless exercise method as described in the warrant agreement. As a result, the subsidiary recorded compensation expenses in the amount of $ 110.

                    d)   During 2001, 50,000 options were exercised.

               2. The Company had accounted for its options to service providers under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2000 and 2001: risk-free interest rates of 5% for each year, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of
                    0.82 and 1.7, respectively, and a weighted-average expected life of the options of approximately 3 years for each year.

               3. The Company recorded compensation expenses of $ 1,191 and $ 140 (out of which $ 90 included in the discontinued operations) during 2000 and 2001, respectively, related to the service providers options.

          f. Under the agreement between the Company and SVL's employees, the exercise price of their vested options was amended to NIS 0.10 per share. The Company recorded on the new measurement date compensation expenses of $ 51, as part of the $ 1,544 compensation expenses (see also Note 8g).

               Upon the disposal of SVL's ASIC business most of SVL's employees were transferred to the purchaser and changed their status from employees to non-employees.

               The Company accounts for the unvested options as a variable plan and use the fair value method of SFAS No. 123 and EIFT 96-18. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2000 and 2001: risk-free interest rates of 5% for each year, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 0.82 and 1.7, respectively, and a weighted-average contractual life of the options of approximately 3 years for each year.

               As of December 31, 2001 and 2002, the Company recorded no compensation expenses related to the unvested options, as the fair value of such options was zero.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 8:-  SHAREHOLDERS' DEFICIENCY (CONT.)

               As of December 31, 2002, the outstanding options held by SVL's employees were 586,975, out of which 376,648 options were exercisable.

               During 2001 and 2002, 1,789 and 473 options were exercised, respectively.

          g. In April 2001, the Board of Directors of the Company resolved to reprice stock options of certain of its employees and employees of Orckit. The exercise price of the repriced stock options is NIS 0.10 which is the par value of the Ordinary shares. The Company had a new measurement date and consequently recorded deferred stock compensation of $ 3,374, out of which $ 1,544 and $ 635 was amortized to the statement of operations during 2001 and 2002, respectively.

          h. In March 2000, Orckit issued $ 125 million aggregate principal amount of its 5.75% convertible subordinated notes due in April 2005. Holders of the notes are entitled to convert each $ 1,000 principal amount of the notes into 11.7481 Ordinary shares of Orckit (which is equivalent to a conversion price of $ 85.12 per share) plus 11.7481 Ordinary shares of Tioga. The conversion rates with respect to Orckit and Tioga are subject to adjustment in certain circumstances, such as changes in the applicable Company's capital structure or upon the issuance by the applicable company of stock dividends or certain cash distribution.

               During 2001, $ 31,000 of the subordinated convertible notes were converted by the holders. As a result the Company issued 364,191 Ordinary shares of the Company and during 2002, no convertible subordinated notes were converted into shares.

NOTE 9:-  TAXES ON INCOME

          a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

               Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

          b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "law"):

               Orckit's property and equipment in Tel-Aviv, which were transferred to the Company as part of the spin-off from Orckit, have been granted an "Approved Enterprise" status under the above law and the Company and its subsidiary have elected the alternative benefits program waiver of grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the "Approved Enterprise" program is tax-exempt for two years and will enjoy a reduced tax rate of 25% for a five-year period.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 9:-  TAXES ON INCOME (CONT.)

               The Company's 1997 investment plan was granted an approval as "Approved Enterprise". As the Company currently has no taxable income, the benefits have not yet commenced for the program.

               The period of tax benefits, detailed above, is limited to the earlier of 12 years from the commencement of production, or 14 years form approval date, whichever is earlier. Given the above mentioned conditions, the period of benefits for the facilities will terminate in the year 2010.

               The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the received benefits, in whole or in part, including interest.

               If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 25%), and an income tax liability would be incurred.

          c. Should the Company derive income from sources other than the "Approved Enterprise" during the periods of benefits, such income shall be taxable at the regular corporate tax rate of 36%.

          d.   Deferred income taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                  DECEMBER 31,
                                                                     --------------------------------------
                                                                           2001                 2002
                                                                     -----------------    -----------------
                Operating loss and capital loss carryforward           $      7,560         $     45,152
                Reserves and allowances                                         397                  344
                                                                     -----------------    -----------------

                Net deferred tax asset before valuation allowance             7,957               45,496
                Valuation allowance                                          (7,957)             (45,496)
                                                                     -----------------    -----------------

                Net deferred tax asset                                 $          -         $          -
                                                                     =================    =================

               Management currently believes that since the Company and its subsidiaries have a history of losses it is more likely than not that the deferred tax assets regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 9:-  TAXES ON INCOME (CONT.)

          e.   Net operating losses carryforwards:

               The Israeli companies have accumulated operating losses for tax purposes as of December 31, 2002, in the amount of approximately $ 11,460, which may be carried forward and offset against taxable income in the future for an indefinite period.

               The company has accumulated capital losses of $112,630, which may be carried forward. There is no assurance that Israeli tax authorities will accept such position.

               As of December 31, 2002 the U.S. subsidiary had approximately $ 1,370 in federal net operating loss carryforwards for income tax purposes, which can be carried forward and offset against taxable income for 20 years and expire until 2023.

               Utilization of U.S. net operating losses may be subject to substantial annual limitation, due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

          f. The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accelerated net operating losses carryforward due to the uncertainty of the realization of such tax benefits.

          g. Net income (loss) from continuing operations consists of the following:

                                                   YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------
                                           2000              2001              2002
                                      --------------    --------------    --------------
               Domestic (Israel)        $    (9,989)      $   (11,133)      $     9,427
               Foreign                       (1,367)           (2,974)             (647)
                                      --------------    --------------    --------------

                                        $   (11,356)      $   (14,107)      $     8,780
                                      ==============    ==============    ==============

NOTE 10:- RELATED PARTY TRANSACTIONS

          The balances with and the results of operations from transactions with Orckit, a related party, were as follows:

                                                                             DECEMBER 31,
                                                                   --------------------------------
                                                                        2001              2002
                                                                   --------------    --------------
                                                                         $                 $
                                                                   --------------    --------------
          Balances:
            Trade receivables                                             21                 -
            Current account                                             (214)             (674)
            Long-term loan (see Note 6)                               (7,000)           (5,200)
            Current maturities of long-term loan (see Note 6)        (13,000)           (1,800)

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 10:- RELATED PARTY TRANSACTIONS (CONT.)

                                                                      YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------------
                                                              2000              2001              2002
                                                         --------------    --------------    --------------
                                                               $                 $                 $
                                                         --------------    --------------    --------------
          Transactions:
            Revenues from products and royalties (1)        14,517             1,418             200
            Cost of revenues from products (1)              13,107                 -               -
            Interest on long-term loan                         781             1,200             961

          (1) Tioga entered into a product supply agreement with Orckit as part of the spin-off, pursuant to which Tioga would sell certain semiconductors products to Orckit subject to performance criteria and price. Orckit would purchase from Tioga a substantial portion of its chipsets requirements at most-preferred customer prices.

               Effective January 1, 2001 this agreement was amended to royalty agreement under which, Orckit will pay Tioga a royalty equal to 10% of the actual chips price paid by Orckit to the chips supplier. This agreement terminated on May 1, 2002.

NOTE 11:- BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

          The following table sets forth the computation of basic and diluted net earnings (loss) per share.

                                                                                 YEAR ENDED DECEMBER 31,
                                                                    -------------------------------------------------
                                                                         2000              2001              2002
                                                                    --------------    --------------    -------------
          Numerator:

          Net income (loss) from continuing operations               $   (11,356)      $   (14,107)      $     8,780
          Net income (loss) from discontinued operations             $  (120,839)      $    (4,043)      $        19
                                                                    --------------    --------------    -------------

          Numerator for basic and diluted net earnings (loss)
           per share - income available to shareholders of
           Ordinary shares                                           $  (132,195)      $   (18,150)      $     8,799
                                                                    ==============    ==============    =============

          Denominator:

          Denominator for basic net earnings (loss) per share -
           weighted average shares                                    22,455,860        23,604,309        24,771,743
                                                                    --------------    --------------    -------------
          Effect of dilutive securities:
            Employee stock options, Orckit's employee
             options, SVL's employee options and options to
             service providers                                           (*    -           (*    -         2,012,398
            Convertible subordinated notes                               (*    -           (*    -         1,104,321
                                                                    --------------    --------------    -------------

          Denominator for diluted net earnings (loss) per
           share                                                         (*    -           (*    -        27,888,462
                                                                    ==============    ==============    =============

          *)   Antidilutive.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 12:- DISCONTINUED OPERATIONS

          a.   Discontinued operations:

               1. In April 2001, the Company sold the ASIC division of its wholly owned subsidiary ("SVL" - see also Note 1d) in consideration of $ 21,650 million in cash, assumptions of debts and future services that the purchaser has undertaken to render to the Company over a period of two years. The initial consideration was set on $ 22,250 of which $ 300 was settled and netted in 2001 and additional $ 300 in 2002, see
                    (3) below.

               2. As of December 31, 2001, the Company received $ 16,200 in cash ($ 15,821 net of transaction costs), in addition to $ 1,800, which was released from an escrow account on December 2002, and the purchaser also assumed $ 1,900 of debt assumptions (initially $ 2,500 see (3) below). The Company is also entitled to receive services from the purchaser over a period of two years, in consideration of $ 1,750. As of December 31, 2002, the Company had a balance of $ 219 in prepaid expenses of other current assets.

                    This transaction was accounted for in accordance with EITF 95-18, "Accounting and Reporting for a Discontinued Business Segment When the Measurement Date Occurs After the Balance Sheet Date But Before the Issuance of the Financial Statements", and APB-30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions".

               3. On November 25, 2002, the Company and the purchaser of SVL signed a settlement agreement and release agreement pursuant to which Tioga waived $ 600 out of the consideration of the transaction and the parties released the escrow account. Therefore, during 2002 the Company recorded an additional capital loss of only $ 300 as part of the discontinued operations.

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 12:- DISCONTINUED OPERATIONS (CONT.)

          b. As a result of the selling of the ASIC business as mentioned above, the results of operations of the ASIC business were reported separately as discontinued operations in the statement of operations for the years ended December 31, 2000, 2001 and 2002 and are summarized as follows:

                                                                            YEAR ENDED DECEMBER 31,
                                                                   ------------------------------------------
                                                                       2000           2001          2002*)
                                                                   ------------- -------------- -------------
               Revenues                                             $    (7,262)   $  (4,968)     $      -
               Cost of revenues                                           6,601        1,740             -
               Net income from cancellation of NRE projects                (197)        (494)            -
               Research and development expenses                         10,534        2,821          (170)
               Selling, general and administrative expenses               6,344        1,787             8
               In process research and development                       24,695            -             -
               Amortization of goodwill                                  21,598        2,259             -
               Impairment of goodwill and other intangible assets        58,068            -             -
               Impairment of property and equipment                           -          823             -
               Spin-off expenses                                            239            -             -
               Financial expenses, net                                       49           79             -
               Loss from selling property and equipment                       -           28             -
               Income taxes                                                 170           13          (157)
               Gain (loss) from the disposal of SVL business                  -          (45)          300
                                                                   ------------- -------------- -------------

               Net (income) loss                                    $   120,839    $   4,043      $    (19)
                                                                   ============= ============== =============

               *) In accordance with Paragraph 25 of APB No. 30, those amounts were included in 2002 discontinued operations, as a result of remaining contingent subsequent to the disposal of SVL business.

NOTE 13:- SEGMENTS CUSTOMERS AND GEOGRAPHICAL INFORMATION

          The Company and its subsidiaries manage their business on a basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

                                              YEAR ENDED DECEMBER 31,
                                     ------------------------------------------
                                         2000          2001           2002
                                     ------------- -------------  -------------
          Europe                       $       -     $       -      $   7,679
          Israel                          14,517         1,425            233
          United States                        -            15              -
                                     ------------- -------------  -------------

                                       $  14,517     $   1,440      $   7,912
                                     ============= =============  =============

          Most of the Company's long-lived assets are in Israel for all years presented.

          During 2001, the Company's major customer was Orckit and during 2002 the Company's major customer was ST (see also Note 1).

                                                         TIOGA TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================
U.S. DOLLARS IN THOUSANDS

NOTE 14:- FINANCIAL INCOME (EXPENSES), NET

                                                                                 YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------------------
                                                                         2000              2001              2002
                                                                    --------------    --------------    --------------
          Financial expenses:
            Interest                                                 $      (723)      $    (1,587)      $      (964)
            Foreign currency translation adjustments                        (251)                -               (51)
            Losses from available-for-sale marketable
             securities                                                        -               (99)                -
            Other                                                              -               (46)              (12)
                                                                    --------------    --------------    --------------

                                                                            (974)           (1,732)           (1,027)
                                                                    --------------    --------------    --------------
          Financial income:
            Gains on available-for-sale marketable
             securities                                                    1,510                 -                 -
            Foreign currency translation adjustments                         125                10                 -
            Interest                                                         308               484               153
                                                                    --------------    --------------    --------------

                                                                           1,943               494               153
                                                                    --------------    --------------    --------------

                                                                     $       969       $    (1,238)      $      (874)
                                                                    ==============    ==============    ==============

NOTE 15:- SUBSEQUENT EVENTS

          On the date of signing these financial statements, ST sent the Company a notice of exercise of its call options pursuant to the option agreement, which was signed between ST and the Company. Per this notice of exercise, ST elected the method for exercising the call option as an assets deal (see also Note 1b).

                                - - - - - - - - -

                                  EXHIBIT INDEX
                                  -------------

Exhibit        Exhibit
-------        -------
No.
---
1.1       Memorandum of Association******

1.2       Amended and Restated Articles of Association******

4.1       Separation Agreement, dated as of June 20, 2000, between Tioga and
          Orckit *

4.2 Intellectual Property Agreement, dated as of January 1, 2000, between Tioga and Orckit *

4.7 Registration Rights Agreement, dated March 13, 2000, by and among Orckit Communications Ltd., Tioga and CIBC World Markets Corp.**

4.8       Tioga Share Incentive Plan, as amended***

4.9 Asset Purchase Agreement, dated as of April 23, 2001 by and among Silicon Value, Printsense and Tioga ****

4.12 Technology Transfer Agreement, dated as of February 14, 2002, by and among Tioga, ST Microelectronics Ltd. and STMicroelectronics NV*****

4.13 Option Agreement, dated as of February 14, 2002, by and between Tioga and STMicroelectronics NV*****

4.14 Development, Marketing and Services Agreement, dated as of February 14, 2002, by and among Tioga, ST Microelectronics Ltd. and STMicroelectronics NV*****

4.16 Asset Purchase Agreement, dated April 28, 2003, by and among Tioga, ST Microelectronics Ltd. and STMicroelectronics NV******

8         List of Subsidiaries******

10        Consent of Independent Auditors******

99        Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of
          2002

----------
* Incorporated by reference to Tioga's Registration Statement on Form 20-F filed June 22, 2000 (File No. 0-30820)

** Incorporated by reference to Tioga's Registration Statement on Form F-1 (File No.333-12238)

***Incorporated by reference to Tioga's Registration Statement on Form S-8 (File No. 333-12904).

****Incorporated by reference to Tioga's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 0-30820).

*****Incorporated by reference to Tioga's Report on Form 6-K for the month of February 2002 dated February 14, 2002 (File No. 0-30820).

***** Filed herewith