Form 20-F
period 2003-12-31
TIKCRO TECHNOLOGIES LTD
filed 2004-06-22
CIK 1117095

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

          FOR THE TRANSITION PERIOD FROM _____________ TO ____________

                         COMMISSION FILE NUMBER 0-30820

                            TIKCRO TECHNOLOGIES LTD.

            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER AND
                 TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                     ISRAEL
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                 126 YIGAL ALLON STREET, TEL AVIV 67443, ISRAEL
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
       TITLE OF EACH CLASS      NAME OF EACH EXCHANGE ON WHICH REGISTERED

              NONE              ________________________________

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                  ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE
                                (TITLE OF CLASS)

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                           SECTION 15(d) OF THE ACT:
                                      NONE
                                (TITLE OF CLASS)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

            23,726,401 ORDINARY SHARES, PAR VALUE NIS 0.10 PER SHARE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                      [X] Yes [_] No

            Indicate by check mark which financial statement item the Registrant has elected to follow.

                                                      Item 17 [_]     Item 18[X]

PART 1   ...............................................................................1

ITEM 1.  Identify of Directors, Senior Management and Advisors..........................1

ITEM 2.  Offer Statistics and Expected Timetable........................................1

ITEM 3.  Key Information................................................................1

A.       Selected Financial Data........................................................1

B.       Capitalization and Indebtedness................................................4

C.       Reasons for the offer and use of proceeds......................................4

D.       Risk Factors...................................................................5

ITEM 4.  Information on the Company.....................................................9

A.       History and Development of the Company.........................................9

B.       Business Overview..............................................................10

C.       Organizational Structure.......................................................11

D.       Property, Plants and Equipment.................................................11

ITEM 5.  Operating and Financial Review and Prospects...................................11

A.       Operating Results..............................................................11

B.       Liquidity and Capital Resources................................................16

C.       Research and Development, Patents and Licenses.................................17

D.       Trend Information..............................................................18

E.       Off-balance Sheet Arrangements.................................................18

F.       Tabular Disclosure of Contractual Obligations..................................18

ITEM 6.  Directors, Senior Management and Employees.....................................18

A.       Directors and Senior Management................................................18

B.       Compensation...................................................................19

C.       Broad Practices................................................................19

D.       Employees......................................................................25

E.       Share Ownership................................................................25

ITEM 7.  Major Shareholders and Related Party Transactions..............................26

A.       Major Shareholders.............................................................26

B.       Related Party Transactions.....................................................26

C.       Interests of Experts and Counsel...............................................27

ITEM 8.  Financial Information..........................................................28

A.       Consolidated Statements and other Financial Information........................28

B.       Significant Changes............................................................28

ITEM 9.  The Offer and Listing..........................................................28

A.       Offer and Listing Details......................................................28

B.       Plan of Distribution...........................................................30

C.       Markets........................................................................30

D.       Selling Shareholders...........................................................30

E.       Dilution.......................................................................30

F.       Expenses of the Issue..........................................................30

ITEM 10. Additional information.........................................................30

A.       Share Capital..................................................................30

B.       Memorandum and Articles of Association.........................................30

C.       Material Contracts.............................................................35

D.       Exchange Controls..............................................................37

E.       Taxation.......................................................................37

F.       Dividends and Paying Agents....................................................45

G.       Statement by Experts...........................................................45

H.       Documents On Display...........................................................46

I.       Subsidiary Information.........................................................46

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk.....................46

ITEM 12. Description of Securities other than Equity Securities.........................46

PART 2.  ...............................................................................46

ITEM 13  Defaults, Dividend Averages and Delinquencies..................................46

ITEM 14  Material Modifications to the Rights of Security Holders and Use of Proceeds...46

ITEM 15. Controls and Procedures........................................................46

ITEM 16A. Audit Committee Financial Expert..............................................47

ITEM 16B. Code of Ethics................................................................47

ITEM 16C. Principal Accountant Fees and Services........................................47

ITEM 16D. Exemptions from Listing Standards for Audit Committees........................48

PART 3   ...............................................................................48

ITEM 17. Financial Statements...........................................................48

ITEM 18  Financial Statements...........................................................48

ITEM 19. Exhibits.......................................................................49

                                     PART 1

Unless the context otherwise requires, "Tikcro," "us," "we" and "our" refer to Tikcro Technologies Ltd., an Israeli company, and its subsidiaries.

STATEMENTS IN THIS ANNUAL REPORT CONCERNING OUR BUSINESS OUTLOOK OR FUTURE ECONOMIC PERFORMANCE; ANTICIPATED REVENUES, EXPENSES OR OTHER FINANCIAL ITEMS; AND STATEMENTS CONCERNING ASSUMPTIONS MADE OR EXPECTATIONS AS TO ANY FUTURE EVENTS, CONDITIONS, PERFORMANCE OR OTHER MATTERS, ARE "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED UNDER THE UNITED STATES FEDERAL SECURITIES LAWS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY OUR USE OF WORDS SUCH AS "EXPECT," "ANTICIPATE," "BELIEVE," "INTEND," "PLAN," "SEEK" AND "ESTIMATE" AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN SUCH STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS ANNUAL REPORT AS WELL AS OUR REPORTS ON FORM 6-K SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

A. SELECTED FINANCIAL DATA

We were formed in December 1999 to receive substantially all of the assets and liabilities of the semiconductor chip business of our former parent, Orckit Communications Ltd., in accordance with the terms of a plan of separation. Under this plan, Tikcro received substantially all of Orckit's semiconductor chip business, including the business of Silicon Value (S.V.) Ltd., a company which Orckit acquired prior to consummation of the plan and whose business we sold in April 2001. The spin-off was consummated on June 30, 2000.

We have derived the following selected financial data from the financial statements of Tikcro, which have been prepared in accordance with generally accepted accounting principles in the United States. The financial data of Tikcro contained in this annual report are presented as if Tikcro had been a separate entity since January 1, 1998 and the results of operations of the ASIC business of Silicon Value, which we sold in April 2001, are reflected only in the line item called "loss from discontinued operations". You should read the selected consolidated financial data together with Item 5 "Operating and Financial Review and Prospects" and our consolidated financial statements included elsewhere in this annual report. These data are not necessarily indicative of operating results or financial position that would have been achieved had the plan been consummated on January 1, 1998 and should not be construed as representative of Tikcro's future operating results or financial position. Our mode of operation and operating results were significantly affected by the agreements we entered into in February 2002 with STMicroelectronics, which are described below under Item 10.C "Additional Information--Material Agreements."

In April 2003, we sold substantially all of our assets and liabilities to STMicroelectronics (other than financial indebtedness) pursuant to an asset purchase agreement, which is described below under Item 10.C "Additional Information--Material Agreements." Since then, our plan of operation has been to explore the best course of action for Tikcro, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. Accordingly, the data presented below are not indicative of our future operating results or financial position.

                                                                              YEARS ENDED DECEMBER 31,
                                                    ----------------------------------------------------------------------------
                                                        1999            2000            2001            2002            2003
                                                    ------------    ------------    ------------    ------------    ------------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues ........................................   $      5,261    $     14,517    $      1,440    $      7,912    $      2,691
Product costs ...................................          4,561          13,107              --              --              --
Research and development expenses and
development services costs ......................          3,606           8,974           9,545           6,395           2,152
Less - royalty-bearing grants ...................             --              --           1,571           1,468             392
Research and development expenses, net and
development services costs, net .................          3,606           8,974           7,974           4,927           1,760
Selling, marketing, general and administrative
expenses ........................................            588           3,470           4,067           2,227             788
Spin-off expenses ...............................             --           1,199              --              --              --
Impairment of property and equipment ............             --              --              --             157              --
Amortization of deferred stock compensation(1)                50              92           2,252             635             771
Operating loss ..................................         (3,544)        (12,325)        (12,853)            (34)           (628)
Other expenses ..................................                                            (16)            (10)             --
Other income ....................................             --              --              --           9,698          12,834
Financial income (expense), net .................             80             969          (1,238)           (874)           (228)
                                                    ------------    ------------    ------------    ------------    ------------
Net income (loss) from continuing operations ....         (3,464)        (11,356)        (14,107)          8,780          11,978
Income (loss) from discontinued operations(2) ...             --        (120,839)         (4,043)             19              --
                                                    ------------    ------------    ------------    ------------    ------------
Net income (loss) ...............................   $     (3,464)   $   (132,195)   $    (18,150)   $      8,799    $     11,978
                                                    ============    ============    ============    ============    ============
Basic net earnings (loss) per share from
continuing operations ...........................   $      (0.16)   $      (0.51)   $      (0.60)   $       0.35    $       0.50
                                                    ------------    ------------    ------------    ------------    ============
Basic net earnings (loss) per share from
discontinued operations .........................             --           (5.38)          (0.17)             *)              --
                                                    ------------    ------------    ------------    ------------    ------------
Basic net earnings (loss) per share .............   $      (0.16)   $      (5.89)   $      (0.77)   $       0.35    $       0.50
                                                    ============    ============    ============    ============    ============
Diluted net earnings (loss) per share from
continuing operations ...........................   $      (0.16)   $      (0.51)   $      (0.60)         $0. 31    $       0.47
Diluted net earnings (loss) per share from
discontinued operations .........................             --           (5.38)          (0.17)             *)              --
                                                    ------------    ------------    ------------    ------------    ------------
Diluted net earnings (loss) per share ...........   $      (0.16)   $      (5.89)   $      (0.77)   $       0.31    $       0.47
                                                    ============    ============    ============    ============    ============
Number of shares used in computing basic net
earnings (loss) per share .......................     22,007,000      22,455,860      23,604,309      24,771,743      23,948,650
Number of shares used in computing diluted net
earnings (loss) per share .......................     22,007,000      22,455,860      23,604,309      24,888,462      25,288,650


----------
(1) Amortization of deferred stock compensation related to the following operating expenses: research and development expenses, net and development services costs, net of $50, $92, $1,338, $387 and $47 for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, respectively; and selling, marketing, general and administrative expenses of $0, $0, $914, $248 and $724 for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, respectively.

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

*)   Represents an amount lower than $0.01.

                                                                    DECEMBER 31,
                                                ----------------------------------------------------
                                                  1999       2000       2001       2002       2003
                                                --------   --------   --------   --------   --------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents and short term
investments .................................   $  1,762   $ 18,793   $  7,712   $  5,559   $  7,883
Working capital .............................      1,764     (2,653)    (4,368)     3,951     10,146
Total assets ................................      3,618     59,697     13,450      9,498     10,146
Parent company investment ...................      1,840         --         --         --         --

Shareholders equity (deficiency) ............         --      3,629    (10,994)    (1,548)     9,965

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

WE HAVE SOLD OUR BUSINESS AND CURRENTLY CONDUCT NO BUSINESS ACTIVITIES.

In April 2003, we sold substantially all of our assets and liabilities (other than financial indebtedness) to STMicroelectronics. Since then, our plan of operation has been to evaluate the best course of action for Tikcro, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. Other than activities relating to attempting to locate such a candidate and activities relating to the investment of our funds in short and long term investments, we do not currently conduct any operations.

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

WE MAY BE DEEMED AN "INVESTMENT COMPANY" UNDER THE INVESTMENT COMPANY ACT OF
1940.

Following the sale of our business to STMicroelectronics in April 2003 and the investment of the cash proceeds of the sale, we may be deemed an "investment company" under the Investment Company Act of 1940, unless we qualify for an exemption. If we are deemed an investment company, we could be found to be in violation of the Investment Company Act of 1940. A violation of that law could subject us to material adverse consequences.

POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION.

A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of our ordinary shares may increase or decrease, perhaps significantly.

WE MAY NEED ADDITIONAL FINANCING FOLLOWING A BUSINESS COMBINATION.

If we consummate a business combination, we may need to raise funds through a public or private financing. We may be unable to obtain additional financing on acceptable terms or at all.

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

WE MIGHT LOSE MONEY FROM OUR INVESTMENTS.

We plan to invest the majority of our cash on hand in a variety of financial instruments. Some of these instruments may be rated below investment grade or not rated. If the obligor of any of the instruments we hold default or undergo a reorganization in bankruptcy, we may lose all or a portion of our investment. This will harm our financial condition. For information on the types of our investments as of December 31, 2003, see Item 11 - "Quantitative and Qualitative Disclosures About Market Risk--Interest Rate Risk Management."

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

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

          o adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

          o the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

          o    the  judgment was  obtained  after due process  before a court of
               competent   jurisdiction   according  to  the  rules  of  private
               international law prevailing in Israel;

          o the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

          o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

          o the U.S. court is not prohibited from enforcing the judgments of Israeli courts.

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

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE MORE DIFFICULT A MERGER OR OTHER BUSINESS COMBINATION.

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger at a meeting called upon at least 21 days' notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may not be completed unless at least 70 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a majority shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares.

Finally, Israel tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

RISKS RELATING TO THE MARKET FOR OUR ORDINARY SHARES

HOLDERS OF OUR ORDINARY SHARES WHO ARE U.S. RESIDENTS FACE INCOME TAX RISKS.

There is a high likelihood that we are properly classified as a passive foreign investment company, or PFIC, for 2003. Our classification as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares, thus causing a reduction in the value of our shares, and could trigger the application of certain United States tax reporting requirements. For U.S. federal income tax purposes, we are treated as a PFIC for any tax year in which either:

o    75% or more of our gross income is passive in nature, or

o on average for such tax year, 50% or more of our assets (by value or, if we so elect in certain circumstances, by adjusted tax basis) produce, or are held for the production of, passive income.

For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our relatively substantial cash and investment assets, there is a high likelihood that we are properly classified as a PFIC for 2003 under the asset test. We could also be classified as a PFIC for 2004. A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change.

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

TWO SHAREHOLDERS MAY BE ABLE TO CONTROL US.

Izhak Tamir and Eric Paneth, directors of Tikcro, each own approximately 13.3% of our outstanding ordinary shares and are our largest shareholders. Currently, Messrs. Paneth and Tamir are not party to a shareholders agreement. However, if Messrs. Paneth and Tamir act together, there is a high likelihood that they effectively would have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. Their combined equity interest in us may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or both of them.

ITEM 4.   INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated on December 14, 1999 under the laws of the State of Israel. We are governed by the Israeli Companies Law, 5759-1999. In September 2003, we changed our name from "Tioga Technologies Ltd." to "Tikcro Technologies Ltd." Our principal executive offices are located at 126 Yigal Allon Street, Tel Aviv, Israel and our telephone number is (972-3) 694-8648.

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

PRINCIPAL CAPITAL EXPENDITURES

Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business. These purchases totaled $0.5 million in 2001, $0.1 million in 2002 and $10,000 in 2003.

B. BUSINESS OVERVIEW

Our historical business was the design, development and marketing of DSL chips used by manufacturers of telecommunications equipment.

Upon the sale of our business to STMicroelectronics in April 2003, we ceased the operations of our business as conducted prior thereto. Since then, our plan of operation has been to explore the best course of action for Tikcro, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. In addition to the cash and cash equivalents that we hold, we believe that there are perceived benefits to being a "reporting company" with a class of publicly-traded securities which may be attractive to private entities.

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

OVERVIEW

We were formed as a private Israeli company in December 1999. Prior to our separation from Orckit, our business was operated as a division of Orckit. Our historical business was the design, development and marketing of DSL chips used by manufacturers of telecommunications equipment, and the vast majority our chip sales were to Orckit. Upon our separation from Orckit, we received from Orckit all of the outstanding capital stock of Silicon Value. Silicon Value designed, developed and marketed ASIC solutions to systems manufacturers in the communication and other markets.

In April 2001, we sold the ASIC business of Silicon Value to a wholly owned subsidiary of Zen Research plc. for consideration of $21.7 million. As a result, the results of operations of the ASIC business of Silicon Value are reported separately as a discontinued operation in our statement of operations.

In February 2002, we entered into three strategic agreements with STMicroelectronics. Pursuant to a technology transfer agreement, we granted STMicroelectronics certain co-ownership rights in our existing intellectual property in the DSL field and ownership rights over our products, including certain products still under development and our rights under certain design wins. Pursuant to a development, marketing and services agreement, we provided research and development and marketing services to STMicroelectronics through April 2003. Pursuant to a one year option agreement, we granted to STMicroelectronics the right to acquire our business. STMicroelectronics exercised its option and acquired our business in April 2003 pursuant to an asset purchase agreement. In January 2004, we reached an agreement STMicroelectronics that settled certain reciprocal financial claims, including with respect to an escrow account which had been established under the asset purchase agreement. For a more detailed description of these agreements, please see Item 10.C "Additional Information--Material Agreements."

As a result of these agreements, from February 2002 through April 2003 our activities consisted primarily of research and development and marketing services provided to STMicroelectronics. During this period, substantially all of our revenue derived from STMicroelectronics.

Following the sale of our business to STMicroelectronics in April 2003, our plan of operation has been to explore the best course of action for Tikcro, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. Accordingly, the financial information presented herein is not indicative of our future operating results or financial position.

In 2001, we incurred net losses of $18.2 million. The loss for 2001 included $4.0 million relating to the discontinued operations of the ASIC business of Silicon Value that we sold in April 2001. The 2001 loss from discontinued operations includes goodwill amortization in the amount of $2.3 million and impairment of property and equipment in the amount of $0.8 million.

In 2002, we generated net income of $8.8 million. Our net income in 2002 includes $9.7 million of "other income," which consists of payments under the technology transfer agreement signed with STMicroelectronics in February 2002, net of transaction costs.

In 2003, we generated net income of $12.0 million. Our net income in 2003 includes $12.8 million in "other income".

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

The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in
Item 3.D - "Risk Factors." To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and that require management's subjective judgments. We base our judgments on past experience and various other assumptions that are believed to be reasonable under the circumstances. Please refer to Note 2 to our consolidated financial statements included in this Annual Report for a summary of all of our significant accounting policies

REVENUE RECOGNITION

Prior to entering into the agreements with STMicroelectronics in February 2002, we derived our revenues from continuing operations mostly from royalties and sales of products to Orckit. In 2001, following the amendment of our product supply agreement, we recognized our royalty revenues as net revenues without cost of goods sold. Revenues under our agreements with Orckit were recognized at the time of shipment as reported to us by Orckit.

Revenues from sales of products were recognized when persuasive evidence of an agreement exists, delivery occurred, the fee was fixed and determinable and collectibility was probable.

Revenues from research and development services are recognized at the time they are rendered.

RESULTS OF OPERATIONS

The table below sets forth, for the periods indicated, financial data which we believe to be significant in analyzing our results of operations.

                                                                          Years Ended December 31,
                                                                       2001         2002         2003
STATEMENT OF OPERATIONS DATA:
Revenues ........................................................   $    1,440   $    7,912   $    2,691
Product costs ...................................................
                                                                    ----------   ----------   ----------
Research and development expenses and
development services costs ......................................        9,545        6,395        2,152
Less royalty-bearing grants .....................................        1,571        1,468          392
                                                                    ----------   ----------   ----------
Research and development expenses, net
and development services costs, net .............................        7,974        4,927        1,760
Selling, marketing, general and
administrative expenses .........................................        4,067        2,227          788
Impairment of property and equipment ............................            -          157            -
Amortization of deferred stock
compensation ....................................................        2,252          635          771
Operating loss ..................................................      (12,853)         (34)        (628)
Other expenses ..................................................          (16)         (10)
Other income ....................................................            -        9,698       12,834
Financial income (expense), net .................................       (1,238)        (874)        (228)
                                                                    ----------   ----------   ----------
Net income (loss) from continuing
operations ......................................................      (14,107)       8,780       11,978
                                                                    ==========   ==========   ==========
Income (loss) from discontinued
operations ......................................................       (4,043)          19            -
                                                                    ==========   ==========   ==========
Net income (loss) ...............................................   $  (18,150)  $    8,799   $   11,978
                                                                    ==========   ==========   ==========

The table below sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues, which we believe to be significant in analyzing our results of operations.

                                                      YEARS ENDED DECEMBER 31,
                                                   2001        2002        2003
Revenues: (1)                                       100.0%        100%        100%

Product costs

Research and development expenses, net
and development services costs, net                 553.8%       62.3%       65.4%
Selling, marketing, general and
administrative expenses                             282.4%       28.1%       29.3%
Impairment of property and equipment                    -         1.9%          -
Amortization of deferred stock
compensation                                        156.4%        8.0%       28.7%
Operating loss                                     (892.6)%      (0.4)%     (23.3)%
Other expenses                                       (1.1)%      (0.1)%         -
Other income                                            -       122.6%      476.9%
Financial income (expense), net                     (86.0)%     (11.0)%      (8.5)
Net income (loss) from continuing
operations                                         (979.7)%     111.0%      445.1%
                                                 --------    --------    --------
Net income (loss) from discontinued
operations                                         (280.8)%       0.2%          -
                                                 ========    ========    ========
Net income (loss)                                 (1260.4)%     111.2%      445.1%
                                                 ========    ========    ========

     ----------
     (1) In 2001, most of our revenues were royalties, which do not have any cost of revenues.

REVENUES. In 2002 and 2003 we had revenues from development and marketing services of $7.7 million and $2.7 million, respectively, under our agreement with STMicroelectronics, which was in effect from February 2002 to April 2003. In 2001 and 2002, all of our royalties and chip sale revenues were generated from ADSL KeyWave(TM) chips. Effective January 1, 2001, our product supply agreement with Orckit was amended, as a result of which we began generating revenues in the form of royalties. Specifically, Orckit paid us a royalty equal to 10% of the actual price paid by Orckit to the chip supplier. This agreement expired on May 1, 2002.

RESEARCH AND DEVELOPMENT EXPENSES, NET AND DEVELOPMENT COSTS, NET. Research and development expenses consist primarily of salaries and other personnel-related expenses, consultant expenses, equipment and software depreciation, supplies, overhead expenses and other expenses related to the design and development of our products. Our research and development costs are expensed as incurred. The decrease in 2002 was primarily a result of a reduction in our development plans and a reduction in personnel and contractors. The decrease in 2003 was the result of the transfer on April 28, 2003 of all employees in connection with the sale of our business to STMicroelectronics.

SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, marketing, general and administrative expenses consist primarily of salaries and other personnel-related expenses for sales and marketing personnel, executive, accounting and administrative personnel, professional fees and other general corporate expenses. The significant decrease in 2002 was primarily a result of the termination of our sales and marketing personnel.

INCOME (LOSS) FROM DISCONTINUED OPERATIONS. As a result of our sale of the ASIC business of Silicon Value, the results of operations of the ASIC business are reported separately as a discontinued operation in our statement of operations for the year ended December 31, 2001 and 2002. The impairment of the goodwill and other intangible assets in 2001 was due to the decrease in the value of our investment in Silicon Value as a result of the downturn in the telecommunications industry. Loss from discontinued operations in 2001 includes goodwill amortization in the amount of $2.3 million and impairment of property and equipment in the amount of $0.8 million.

OTHER INCOME. Other income consists of income generated from STMicroelectronics. In 2003, we had $12.8 million of other income, which consists of payments under the assets purchase agreement signed with STMicroelectronics in April 2003. In 2002, we had $9.7 million of other income, which consists of payments under the technology transfer agreement signed with STMicroelectronics in February 2002, net of transaction costs.

FINANCIAL INCOME (EXPENSES), NET. Financial income consists primarily of interest on marketable securities and bank deposits. Financial expense consists of interest on the loan received from Orckit during the second half of 2000, which was repaid in 2002 and 2003, and bank credit, which was fully repaid as of December 31, 2001.

NET INCOME (LOSS). As a result of the foregoing, we had a net loss of $18.2 million in 2001. The net loss for 2001 includes a net loss of $4.0 million from discontinued operations.

In 2002 we generated net income of $8.8 million, primarily as a result of payments in the amount of $9.7 million received from STMicroelectronics under our technology transfer agreement, net of transaction expenses.

In 2003, we generated net income of $12.0 million, primarily as a result of the receipt of proceeds in the amount of $12.8 million in connection with our asset sale to STMicroelectronics.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

                                                                ISRAEL INFLATION
    YEARS ENDED       ISRAELI INFLATION   ISRAELI DEVALUATION     ADJUSTED FOR
    DECEMBER 31,            RATE                  RATE            DEVALUATION
-------------------   -----------------   -------------------   ----------------
1999...............          1.3                 (0.2)                 1.5
2000...............          0.0                 (2.7)                 2.7
2001...............          1.4                  9.3                 (7.9)
2002 ..............          6.5                  7.3                 (0.8)
2003 ..............         (1.9)                (7.6)                 5.7

B. LIQUIDITY AND CAPITAL RESOURCES

In June 2000, in connection with our separation from Orckit, we borrowed $20.0 million under a credit facility from Orckit. In 2002, we repaid an aggregate of $13.0 million of outstanding principal. We repaid the balance of $7.0 million in 2003, as well as net accrued interest of $3.0 million. For additional information about this credit facility, please see "--Related Party Transactions" below.

In 2000, we also received a $10.0 million short-term credit line from a bank, which we fully repaid during 2001. In April 2001, we sold the ASIC business of Silicon Value for total consideration of $21.7 million ($18.0 in the form of cash, of which $16.2 million was paid in 2002 and the remaining $1.8 million was paid in 2003).

In 2002 and 2003, substantially all of our revenues and other income arose from our agreements with STMicroelectronics, including the sale of our business to STMicroelectronics in April 2003.

In addition, in February 2003, the District Court of Tel Aviv approved our application for the repurchase of our ordinary shares at an aggregate price of up to $2.0 million. As of December 31, 2003, we repurchased 4,341,154 ordinary shares at an aggregate price of $1.1 million.

We had working capital of $(4.37) million as of December 31, 2001, $3.95 million as of December 31, 2002 and $10.1 million as of December 31, 2003.

During 2001, we had net losses and as a result used more cash than we generated from operations. We used cash in our operating activities in the amount $17.2 million in 2001. During 2002, we had net income of $8.8 million and we generated $9.0 million of cash from operations. During 2003, we had net income of $12.0 million and we used $98,000 in our operations.

We generated net cash from investing activities of $15.0 million in 2001, which consisted principally of proceeds from disposition of the ASIC business of Silicon Value, $1.8 million in 2002 and 3.6$ million in 2003.

We had a negative cash flow from financing activities of $8.9 million in 2001, principally due to the repayment of short-term bank credit. In 2002, we had a negative cash flow from financing activities of $13.0 million due to the repayment of $13.0 million of the loan from Orckit. In 2003, we had a negative cash flow from financing activities of $8.2 million, principally due to the repayment of $7.0 million of the loan from Orckit.

GOVERNMENT GRANTS

Under the Law for the Encouragement of Industrial Research and Development, 1984, or the R&D Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel are eligible for grants of up to 50% of the project's expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed in accordance with the program.

In 2001, 2002 and 2003 we recognized grants from the Office of the Chief Scientist in the amount of approximately $1.6, million, $1.5 million and $ 400,000, respectively.

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

Our gross research and development expenditures were $9.5 million in 2001, $6.4 million in 2002 and $2.3 in 2003. In 2001, we recognized grants from the Office of the Chief Scientist of approximately $1.6 million and thus the net research and development expenses was $7.9 million. In 2002, our research and development expenditures were funded by payments from STMicroelectronics pursuant to our development, marketing and services agreement and from grants in the aggregate amount of $1.5 million from the Office of the Chief Scientist. In 2003, we recognized grants from the Office of the Chief Scientist of approximately $400,000. Accordingly, our net research and development expenses were $1.8 million.

D. TREND INFORMATION

Not applicable.

E. OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2003, we had no contractual obligations of the type required to be disclosed in this section.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES

     The following table lists our current directors and senior managers as of March 31, 2004:

NAME            AGE    POSITION
Izhak Tamir     51     Chairman of the Board and Chief Executive Officer
Harel Kodesh    45     External Director
Eric Paneth     54     Director
Irit Gal        52     External Director

The business experience of each of our directors and executive officers is as follows:

IZHAK TAMIR has served as Chairman of our Board of Directors since February 2000 and as our Chief Executive Officer since August 2003. He has served as President and a Director of Orckit since its founding in 1990. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Israel Institute of Technology, commonly known as the Technion, and an M.B.A. from Tel Aviv University.

HAREL KODESH has served as one of our Directors since June 2000. Since July 2003, Mr. Kodesh has served as Chief Product Officer for Amdocs, a worldwide leader in billing and customer care systems. From 2000 to 2003, he served as President and Chief Executive Officer of Wingcast Corporation, a joint venture between Ford Motor Corporation and Qualcomm Inc. that offers telematics services to people on the move. From 1992 to 2000, he served in a variety of technical and managerial roles at Microsoft Corporation, most recently as Vice President of the productivity appliance division and, prior to that time, as Vice President of the information appliances division. Mr. Kodesh holds a B.S. degree in Computer Engineering and an M.S. degree in Electrical Engineering, both from the Technion.

ERIC PANETH has served as one of our Director since February 2000 and served as our President from February 2000 to June 2000. Mr. Paneth has also served as Chairman of the Board of Directors and Chief Executive Officer of Orckit since its founding in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, was a technical department head in the Israeli Ministry of Defense. Mr. Paneth holds an advanced engineering degree from the Technion.

IRIT GAL has served as one of our external directors since August 2003. Since September 2002,she has served as an Associate at Stanford University, California, Office of Technology Licensing. Prior to that, she served as a director and a manager for investments and strategic relations of ZettaLight, an optical communications company. From May 2000 to February 2002, she served as Vice President of Runway Telecom Ventures, an Israeli-based venture capital fund founded by Alcatel and others. From June 1999 to 2000, she served as Vice President for marketing and business development of Ceramight Composites, which operates in the area of ceramic composites. From 1997 to 1999, she served as a manager with PricewaterhouseCoopers in the areas of business development and corporate finance for technology companies. Ms. Gal holds B.S. and M.S. degrees in Chemical Engineering from the Technion and an M.A. degree in Economics from Queens College of the City University of New York.

There are no family relationships between any director or senior manager. There are no arrangements or understandings between any director or senior manager and any other person pursuant to which the director or senior manager was selected.

B. COMPENSATION

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (six persons) who served in the capacity of director or executive officer in the year ended December 31, 2003, was approximately $25,000. The foregoing information includes the compensation of directors who have resigned from Tikcro.

In 2003, we granted to each of our two External Directors options to purchase 100,000 ordinary shares. The options vest in three equal annual installments, are exercisable at $0.29 per share and expire upon the earlier of the tenth anniversary of the date of grant and six months following termination of services as director.

C. BOARD PRACTICES

     ISRAELI COMPANIES LAW

We are subject to the provisions of the new Israeli Companies Law, 5759-1999, and the regulations adopted thereunder.

     BOARD OF DIRECTORS

According to the Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it thinks fit, including the grant of security interests in all or any part of our property. Our board of directors may consist of not less than three nor more than 15 directors and as of the date hereof, consists of four directors, including our external directors.

According to the Companies Law, a company's chairman of the board may not serve as its chief executive officer, unless otherwise approved by the shareholders for periods of up to three years. The required shareholder approval is a majority of the shares voted on the matter, including at least two-thirds of the shares of non-controlling shareholders voted on the matter. At the shareholder meeting held in August 2003, our shareholders resolved to allow Mr. Tamir, our chairman, to serve also as our chief executive officer for a period of up to three years. Mr. Tamir did not receive any compensation for serving in such office during 2003.

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

     EXTERNAL DIRECTORS

     QUALIFICATIONS OF EXTERNAL DIRECTORS

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control has, as of the date of the person's appointment to serve as an external director, or had, during the two years preceding that date any affiliation with:

          o    the company;

          o    any entity controlling the company; or

          o any entity controlled by the company or by its controlling entity.

The term affiliation includes:

          o    an employment relationship;

          o a business or professional relationship maintained on a regular basis;

          o    control; and

          o    service as an office holder.

The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

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

     ELECTION OF EXTERNAL DIRECTORS

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

          o at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

          o the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors is required to include at least one external director, except for the audit committee which is required to include all the external directors. Irit Gal commenced her first term as an External Director on August 28, 2003, and Harel Kodesh commenced his second term as an External Director on September 28, 2003.

     AUDIT COMMITTEE

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

          o    the chairman of the board of directors; and

          o a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company's independent accountants, suggest appropriate course of action and to approve specified related party transactions. Our audit committee consists of our two external directors and one additional director, Eric Paneth.

We have adopted an audit committee charter, which sets forth the powers and responsibilities of our audit committee. Our audit committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. Our audit committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees. Our audit committee also serves as our qualified legal compliance committee, responsible for investigating reports, made by attorneys appearing and practicing before the SEC in representing us, of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by us or any of our agents.

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

     APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

          FIDUCIARY DUTIES OF OFFICE HOLDERS

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

          o information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

          o    all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

          o refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

          o    refrain from any activity that is competitive with the company;

          o refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

          o disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

          DISCLOSURE OF PERSONAL INTEREST OF AN OFFICE HOLDER

The Israeli Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

          o the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

          o any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under the Companies law, an extraordinary transaction is a transaction:

          o    other than in the ordinary course of business;

          o    otherwise than on market terms; or

          o that is likely to have a material impact of the company's profitability, assets or liabilities.

Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company's interest may not be approved.

If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

          DISCLOSURE OF PERSONAL INTERESTS OF A CONTROLLING SHAREHOLDER

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including, for this purpose, a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

          o at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

          o the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

Shareholders generally have the right to examine any document in the company's possession pertaining to any matter that requires shareholder approval.

D. EMPLOYEES

As a result of the sale of our business to STMicroelectronics in April 2003 and the transfer or resignation of our employees, since May 31, 2003, we have no employees (other than Izhak Tamir, our Chief Executive Officer). As of December 31, 2002, we had 67 employees, 66 based in Israel and one in the United States, of whom 57 employees were engaged in research and development, none in sales and marketing and 10 in management, administration and operations. As of December 31, 2001, we had 71 employees, 66 based in Israel and 5 in the United States, of whom 56 employees were engaged in research and development, 2 in sales and marketing and 13 in management, administration and operations.

E. SHARE OWNERSHIP

As of May 31, 2004, Messrs. Eric Paneth and Izhak Tamir, each, directly or through a wholly owned company, owns 2,965,105 ordinary shares and options to purchase 220,000 of our ordinary shares at NIS 0.10 per share, which is the par value of the ordinary shares. The options are fully vested and will expire on the earlier of ten years following the date of grant and six months following termination of the holder's directorship. Accordingly, each of Messrs. Paneth and Tamir beneficially owns approximately 13.3% of our ordinary shares. Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

SHARE INCENTIVE PLAN

We have a Share Incentive Plan pursuant to which options may be granted to directors, officers, key employees, consultants and contractors of Tikcro. This share option plan is administered by our compensation committee, which is empowered, among other things, to recommend to our board of directors the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors or the compensation committee, options granted under the share option plan are be non-assignable except by the laws of descent. Under the share option plan, the grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

As a result of the sale of our business to STMicroelectronics in April 2003, the vesting schedules of the options held by our directors and employees were accelerated and the expiration date of all outstanding options, other than those held by continuing directors, was set for November 2003.

As of March 31, 2004, we had outstanding options to purchase a total of 640,000 ordinary shares. All of these options are held by our directors.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2004, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares. The voting rights of all major shareholders are the same as for all other shareholders.

IDENTITY OF PERSON OR GROUP   AMOUNT OWNED   PERCENT OF CLASS(1)
Eric Paneth(2)                  3,185,105           13.3%
Izhak Tamir(2)                  3,185,105           13.3%

----------
(1)  Based on 23,726,401 ordinary shares outstanding on March 31, 2004.
(2) Includes 220,000 ordinary shares issuable upon the exercise of options that are exercisable currently or within the next 60 days.

Clal Electronics Industries Ltd. and affiliates filed a Schedule 13D on February 14, 2003 reporting that they beneficially own 4.7% of our outstanding ordinary shares. On June 30, 2000, they beneficially owned 12.9%, on April 30, 2001 they beneficially owned 14.4% and on May 31, 2002 they beneficially owned 10.1% of our outstanding ordinary shares.

As of June 20, 2004, there were 73 holders of record of our ordinary shares in the United States who collectively held approximately 74.7% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. RELATED PARTY TRANSACTIONS

RELATIONSHIP BETWEEN TIKCRO AND ORCKIT

Tikcro and Orckit, except as otherwise contemplated in the agreements referred to below, operate independently of one another as separate public companies.

We believe that all of the agreements described below have been entered into on terms similar to terms that would be obtained from independent third parties.

The following is a summary of the material terms of the agreements entered into by Tikcro and Orckit which define their ongoing relationship and is qualified in its entirely by reference to the text of the agreements which are filed or incorporated by reference as exhibits to this report. See Item 19 - "Exhibits".

          INTELLECTUAL PROPERTY AGREEMENT

In 2000, we entered into an agreement with Orckit for, among other things, the assignment to us of substantially all of Orckit's DSL chip intellectual property. In addition, Orckit agreed, for a period of two years from our separation in June 2000, not to sell on a stand-alone basis chip products which compete with our current line of business as it relates to the technology assigned to us. In connection with our transaction with STMicroelectronics, Orckit agreed to extend this period to January 15, 2004.

          CREDIT FACILITY

In 2000, we borrowed $20.0 million under a variable rate revolving credit facility with Orckit. The credit facility was to mature on March 1, 2005 and initially accrued interest at the rate of 12-month LIBOR plus 2.0% per annum. Effective January 1, 2001, the interest was changed to 6% per annum. This revolving credit facility was secured by a first priority interest in all our present and future assets.

Pursuant to the terms of the credit facility, Orckit may have been entitled to accelerate the repayment of the loan as a result of our transaction with STMicroelectronics in February 2002. In connection with that transaction, we entered into an agreement with Orckit pursuant to which we paid in 2002 to Orckit an aggregate of $13.0 million of outstanding principal. We repaid the remaining principal and accrued interest in the aggregate amount of $10.0 million in 2003.

          OUR OBLIGATION TO ISSUE SHARES UPON CONVERSION OF ORCKIT'S NOTES

On March 13, 2000, Orckit raised approximately $125 million in a private placement of 5.75% convertible subordinated notes due April 2005. Holders of the notes are entitled to convert the notes into the ordinary shares Orckit and Tikcro, at a conversion rate of 2.34962 ordinary shares of Orckit (after giving effect to a one-for-five reverse share split) and 11.7481 ordinary shares of Tikcro per $1,000 principal amount of notes. In 2001, Orckit converted notes that it repurchased from holders and has received from us an aggregate of 364,191 ordinary shares upon said conversions. On April 1, 2004, Orckit redeemed the balance of the notes.

          SERVICES AGREEMENT

          On July 1, 2003, Tikcro signed a Services Agreement with Orckit for administrative services, including bookkeeping and office services, as well as for certain services related to the evaluation of prospective opportunities for a business combination. Total fees to Orckit for such services are $100,000 per year.

C. INTERESTS OF EXPERTS AND COUNSEL

          Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          See financial statements under Item 18.

     LEGAL PROCEEDINGS

          We have no material legal proceedings.

B.   SIGNIFICANT CHANGES

          None.

ITEM 9.   THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

Our ordinary shares are currently quoted on the OTC Bulletin Board, an electronic quotation medium regulated by the National Association of Securities Dealers, under the symbol TKCRF. The OTC Bulletin Board typically has lower liquidity than the Nasdaq National Market.

Since June 26, 2000, the following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Nasdaq National Market or the OTC Counter Bulletin Board.

Calendar Year                      Price Per Share
-------------------------------   ------------------
                                    High       Low
                                  --------   -------
2000 (commencing June 26, 2000)   $  20.25   $  1.50
2001                                  3.53      0.23
2002                                  0.43      0.12
2003                                  0.45      0.12

Calendar Period                    Price Per Share
-------------------------------   ------------------
                                    High       Low
                                  --------   -------

2004

      First Quarter                   0.61      0.32

2003

      First Quarter                   0.22      0.12

      Second Quarter                  0.34      0.15

      Third Quarter                   0.34      0.25

      Fourth Quarter                  0.45      0.27

2002

      First Quarter                   0.43      0.14

      Second Quarter                  0.20      0.14

      Third Quarter                   0.24      0.12

      Fourth Quarter                  0.17      0.12

Calendar Month                     Price Per Share
-------------------------------   ------------------
                                    High       Low
                                  --------   -------

2004

      May                             0.35      0.32

      April                           0.39      0.33

      March                           0.43      0.36

      February                        0.48      0.36

      January                         0.61      0.32

2003

      December                        0.38      0.31

B.   PLAN OF DISTRIBUTION

Not applicable

C.   MARKETS

Our ordinary shares are quoted on the OTC Bulletin Board under the symbol TKCRF.

D.   SELLING SHAREHOLDERS

Not applicable

E.   DILUTION

Not applicable

F.   EXPENSES OF THE ISSUE

Not applicable

ITEM 10.  ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

OBJECTS AND PURPOSES

We were organized under Israeli law on December 14, 1999 as a private company, and on June 30, 2000 became a public company. Our registration number with the Israeli registrar of companies is 51-286883-7. Our object is to engage, directly or indirectly, in any lawful undertaking or business whatsoever, including, without limitation, as stipulated in section 2 of our Memorandum of Association, which was filed with the Israeli registrar of companies.

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

DIVIDEND AND LIQUIDATION RIGHTS

Our board of directors is authorized to declare dividends, subject to applicable law. Dividends may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent financial statements or as accrued over a period of two years, whichever is higher. Alternatively, if we do not have sufficient profits or other surplus, then permission to effect a distribution can be granted by order of an Israeli court. In any event, a distribution is permitted only if there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. Dividend and liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

VOTING, SHAREHOLDERS' MEETINGS AND RESOLUTIONS

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. No cumulative voting is permitted.

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

DUTIES OF SHAREHOLDERS

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards us and other shareholders and to refrain from abusing his power in Tikcro, such as in voting in the general meeting of shareholders on the following matters:

     o    any amendment to the articles of association;

     o    an increase of our authorized share capital;

     o    a merger; or

     o approval of certain actions and transactions which require shareholder approval.

In addition, each and every shareholder has the general duty to refrain from depriving other shareholders of their rights.

Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder in Tikcro or any other power toward Tikcro is under a duty to act in fairness towards us. The Companies Law does not describe the substance of this duty of fairness.

MERGERS AND ACQUISITIONS UNDER ISRAELI LAW

The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies by each merging company.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing majority shareholder in the company. This requirement does not apply if the acquisition occurs in the context of a private placement by the company. If following any acquisition of shares, the acquiror will hold 90% or more of the company's shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If the shares tendered in the tender offer would result in the acquirer holding more than 95% of the outstanding shares, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if a shareholder files a request in court within three months following the consummation of a full tender offer.

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

          INSURANCE OF OFFICE HOLDERS

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into an insurance contract which would provide coverage for any monetary liability incurred by any of our office holders, with respect to an act performed in the capacity of an office holder for:

          o    a breach of his duty of care to us or to another person;

          o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

          o a financial liability imposed upon him in favor of another person.

          INDEMNIFICATION OF OFFICE HOLDERS

Our articles of association provide that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

          o a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by the court; and

          o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court in connection with:

          o proceedings we institute against him or that are instituted on our behalf or by another person;

          o    a criminal charge from which he is acquitted; or

          o a criminal proceeding in which he is convicted of an offense that does not require proof of criminal intent.

Our articles of association also include provisions:

          o authorizing us to undertake to indemnify an office holder as described above, provided that the undertaking is limited to those types of events which our board of directors deems to be anticipated when the undertaking is given and to an amount determined by our board of directors to be reasonable under the circumstances; and

          o    authorizing us to retroactively indemnify an officer or director.

          LIMITATIONS ON EXCULPATION, INSURANCE AND INDEMNIFICATION

The Israeli Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

          o a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

          o a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

          o any act or omission done with the intent to derive an illegal personal benefit; or

          o    any fine levied against the office holder.

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

In consideration for the above, STMicroelectronics paid us on June 4, 2002 an amount of $9.0 million. In addition, STMicroelectronics paid us $1.0 million on February 22, 2002 in exchange for co-ownership rights with respect to certain VDSL patents and certain services that we provided to STMicroelectronics with respect to a research and development project.

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

The purchase price for the acquisition of our business was $12.8 million, subject to certain adjustments.
STMicroelectronics hired most of our employees under terms of employment substantially identical to the terms under which we had employed these employees.

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

In February 2004, we reached an agreement with STMicroelectronics that settled certain reciprocal financial claims, including with respect to an escrow account which was established under the asset purchase agreement.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences arising from the purchase, ownership and disposition of our ordinary shares that are relevant to shareholders who are "U.S. holders," as defined below. This summary is based upon current law, including the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions relating thereto, and the current U.S-Israeli treaty relating to taxes on income and capital gains, all of which are subject to change or differing interpretations, possibly on a retroactive basis. This summary is limited to U.S. federal income tax law, and does not consider estate or gift tax consequences, U.S. state or local tax consequences, or taxation under the laws of any other jurisdiction. This summary is further limited to U.S. holders that hold our shares as capital assets within the meaning of Section 1221 of the Code, and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances (e.g., persons who acquired our shares as compensation) or to certain types of U.S. holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or currencies, tax-exempt plans and organizations, regulated investment companies, life insurance companies, banks, other financial institutions, U.S. holders who own, directly, indirectly or constructively, 10% or more of our voting shares or U.S. holders holding our shares as part of a "straddle," "hedge" or "conversion transaction." Accordingly, shareholders are urged to consult with their own tax advisors to determine the tax consequences applicable to their individual situations.

The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds the notes generally will depend on such partner's particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

          For purposes of the following discussion, a "U.S. holder" is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

     o    a citizen or resident of the United States;

     o a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

     o an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source; or

     o a trust if (i) the administration of the trust is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

SALE OR EXCHANGE OF OUR SHARES

A U.S. holder's sale or exchange of our shares generally will result in the recognition of capital gain or loss by such U.S. holder in an amount equal to the difference between the amount realized and the U.S. holder's tax basis in our shares sold, although a portion of any gain may be recharacterized as ordinary income under the PFIC rules, discussed below. Gain or loss realized on the sale of our shares will be long-term capital gain or loss if the U.S. holder's holding period for our shares is more than one year at the time of the sale or exchange; otherwise such gain or loss will be short-term capital gain or loss. Long-term capital gains of individuals are subject to U.S. federal income tax at preferential rates, which have been reduced for long-term capital gains recognized on or after May 6, 2003, and before January 1, 2009. Short-term capital gains are taxed at rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. In general, any capital gain recognized by a U.S. holder upon the sale or exchange of our shares will be treated as U.S. source income for U.S. foreign tax credit purposes.

TREATMENT OF DIVIDEND DISTRIBUTIONS

For U.S. federal income tax purposes, subject to the PFIC rules, discussed below, the gross amount of any distribution, including the amount of any Israeli taxes withheld therefrom, paid to a U.S. holder with respect to our shares will be included in his, her or its ordinary income to the extent that the dividends are paid out of our current or accumulated earnings and profits, as determined based on U.S. federal income tax principles. These dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under
Section 243 of the Code. Because we expect to be treated as a PFIC, as discussed below, we do not expect that our dividends will eligible to be treated as "qualified dividend income," which is subject to tax at reduced rates for shareholders that are individuals, estates or trusts.

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

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

Generally, we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of our gross income is passive in nature, or (ii) on average for such tax year, 50% or more of our assets (by value or, if we so elect in certain circumstances, by adjusted tax basis) produce or are held for the production of passive income. We believe we did not satisfy either of the above tests for PFIC status in 2002. However, it is likely that we are properly classified as a PFIC for 2003.

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

A U.S. holder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing
Fund) with the U.S. Internal Revenue Service for each tax year in which he, she or it holds stock in a PFIC, generally by attaching the form to a timely filed U.S. federal income tax return.

For any tax year in which we are determined to be a PFIC, a U.S. holder may elect to treat our shares as an interest in a qualified electing fund (a "QEF Election"), in which case the U.S. holder will be required to include in income currently his, her or its proportionate share of our ordinary earnings and net capital gain in years in which we are a PFIC regardless of whether distributions of such earnings and gain are actually distributed to such U.S. holder, but any gain subsequently recognized upon the sale by such U.S. holder of our shares generally will be taxed as capital gain and the denial of the basis step-up at death described above will not apply. A QEF election, once made, will apply with respect to the electing U.S. holder's holding of our shares in all subsequent taxable years.

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

U.S. holders, especially U.S. holders of our ordinary shares as of January 1, 2003, should consult their own tax advisors regarding the eligibility, manner and advisability of making a QEF Election or a mark-to-market election if we are treated as a PFIC.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Any dividends paid on our shares, and payments of the proceeds of a sale of our shares, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at the rate of 28% unless (i) the payor is entitled to, and does in fact, presume the U.S. holder of our shares to be a corporation or other exempt recipient or (ii) the U.S. holder provides a taxpayer identification number on a properly completed Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the U.S. holder files a timely federal income tax return and furnishes the required information to the Internal Revenue Service.

ISRAELI TAX CONSIDERATIONS

The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us, and certain Israeli Government programs benefiting us. This section also contains a discussion of certain Israeli tax consequences to persons acquiring ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to certain types of investors subject to special treatment under Israeli law, such as traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting share capital. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in this discussion will be accepted by the tax authorities or the courts. The discussion should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

          The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following measures, among other things:

o Reduction of the tax rate levied on capital gains (other than gains from the sale of listed securities) derived after January 1, 2003 to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

o Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

o Effectuation of a new regime for the taxation of shares and options issued to employees, officers and directors; and

o Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel.

GENERAL CORPORATE TAX STRUCTURE

Generally, Israeli companies are subject to corporate tax at the rate of 36% on taxable income and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (under the Law for the Encouragement of Capital Investments, 1959) may be considerably less, as further discussed below.

On June 2, 2004, the Israeli government introduced a bill to the Israeli parliament proposing, among others things, changes to the corporate tax rate. The bill proposes to reduce the corporate tax rate from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. In order to enact the bill as law, the bill must be approved by the Israeli parliament and published. The bill might be modified prior to enactment or might not be enacted at all. Accordingly, we cannot predict the consequences of the bill to us.

TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax (Inflationary Adjustments) Law, 1985, which is referred to below as the Inflationary Adjustments Law, attempts to overcome some of the problems presented to a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the law was enacted. Generally, the Inflationary Adjustments Law provides significant tax deductions and adjustments to depreciation methods and tax loss carry forwards to compensate for loss of value resulting from an inflationary economy. Our taxable income is subject to the provisions of this law. However, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during a certain fiscal year (or until February 28 of the following year) in which the rate of the increase of the price index did not exceed, as applicable, 3%, that all or some of the provisions of this law will not apply to such fiscal year, or, that the rate of increase of the price index relating to such fiscal year will be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

The Israeli Income Tax Ordinance and regulations promulgated thereunder allow "Foreign-Invested Companies," which maintain their accounts in U.S. dollars in compliance with the regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. We believe that we qualify as a Foreign Investment Company within the meaning of the Inflationary Adjustments Law. We have not yet elected to measure our results for tax purposes based on the U.S. dollar exchange rate, but may do so in the future.

TAX BENEFITS OF RESEARCH AND DEVELOPMENT

Israeli tax law permits, under certain conditions, a tax deduction in the year incurred for expenditures, including depreciation, relating to scientific research and development projects, if the expenditures are approved by the relevant government ministry, determined by the field of research, and if the research and development is for the promotion or development of the enterprise and is carried out by, or on behalf of, a company seeking such deduction. However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects; expenditures not so approved are deductible over a three-year period.

CAPITAL GAINS TAX ON SALES OF OUR ORDINARY SHARES

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of any capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price that is attributable to the increase in the Israeli consumer price index, or in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Pursuant to the Tax Reform, generally, capital gains tax is imposed on both individuals and corporations at a general rate of 25% on real gains derived on or after January 1, 2003 (other than gains from the sale of listed securities). Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to a treaty between the governments of the United States and Israel concerning taxes on income, known as the U.S.-Israel Tax Treaty, the sale exchange or disposition of ordinary shares by a person who holds the ordinary shares as a capital asset and who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax. This exemption does not apply if: (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding the applicable sale, exchange or disposition, subject to specific conditions. In this case, the sale, exchange or disposition would be subject to Israel tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the treaty U.S. resident would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

TAX ON DIVIDENDS

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is generally withheld at the source at the rate of 25%. If the income out of which the dividend is being paid is attributable to an Approved Enterprise, the rate is 15%. A different rate may be provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and if such shareholder is a U.S. corporation holding at least 10% of the issued voting power throughout the tax year in which the dividend is distributed as well as the previous tax year, the maximum Israeli tax on dividends paid to such corporation is 12.5%, or 15% for dividends of income generated from an Approved Enterprise.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2003, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

INTEREST RATE RISK MANAGEMENT

As of December 31, 2003, we had $7.8 million of cash and short and long term investments, all linked to the U.S. dollar.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART 2

ITEM 13.  DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2003. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our principal executive and financial officer. Based on this evaluation, our principal executive and financial officer has concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

In addition, there were no changes in our internal control over financial reporting that occurred during 2003 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

While all the members of our audit committee are financially literate, our board of directors has not designated any of them as an "audit committee financial expert," as defined in the applicable regulations. Since we currently have no business operations, our financial reporting process is relatively simple. Accordingly, we believe that our current situation does not justify the appointment of an "audit committee financial expert."

ITEM 16B.   CODE OF ETHICS

Our board of directors has adopted a Code of Ethics. We will provide a copy of our Code of Ethics free of charge to any person who requests one. Such requests may be sent to our offices at 126 Yigal Alon Street, Tel Aviv, Israel,
Attention: Chief Executive Officer.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

          AUDIT FEES

For 2002 and 2003, our independent accountant was Kost Forer & Gabbay, a member of Ernst & Young Global. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

                     Year Ended December 31,
                        2003       2002
Audit Fees           $  28,000   $  108,000
Audit-Related Fees       2,000        6,000
Tax Fees                 5,000        2,000
All Other Fees          58,000       16,000
                     ---------   ----------

     Total           $  93,000   $  132,000

"Audit Fees" are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, consents and assistance with and review of documents filed with the SEC. "Audit-Related Fees" are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. "Tax Fees" are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of Audit Service, Audit-Related Service, Tax Services and other services that may be performed by our independent accountants and the maximum pre-approved fees that may be paid as compensation for each pre-approved service in those categories. Any proposed services exceeding the maximum pre-approved fees require specific approval by the Audit Committee.

With respect to each pre-approved service actually requested to be provided, an executive officer is required to notify the Audit Committee in writing and state whether, in the executive officer's view, the provision of such service by the outside auditor would impair its independence.

The Audit Committee may delegate its pre-approval authority to one or more of its members, subject to ratification by the entire Audit Committee.

ITEM 16D.   EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

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

                                               TIKCRO TECHNOLOGIES LTD.


                                               By: /s/ Izhak Tamir
                                                 -----------------
                                                   Izhak Tamir
                                                   Chief Executive Officer

Date:  June 21, 2004

                  TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

                       (FORMERLY: TIOGA TECHNOLOGIES LTD.)


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2003


                                 IN U.S. DOLLARS




                                      INDEX


                                                               PAGE
                                                             ---------
REPORT OF INDEPENDENT AUDITORS                                  F-2

CONSOLIDATED BALANCE SHEETS                                  F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                           F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)      F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                           F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   F-8 - F-26




                                 - - - - - - - -

ERNST & YOUNG

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                            TIKCRO TECHNOLOGIES LTD.

                       (FORMERLY: TIOGA TECHNOLOGIES LTD.)


     We have audited the accompanying consolidated balance sheets of Tikcro Technologies Ltd. (formerly: Tioga Technologies Ltd.) ("the Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.




Tel-Aviv, Israel                             KOST FORER GABBAY & KASIERER
February 9, 2004                           A Member of Ernst & Young Global

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                          DECEMBER 31,
                                       -----------------
                                        2002      2003
                                       -------   -------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents            $ 5,559   $   787
  Marketable securities (Note 3)             -     7,096
  Related party                          2,085     2,235
  Other current assets (Note 4)            516        28
  Inventories                               37         -
                                       -------   -------

TOTAL current assets                     8,197    10,146
                                       -------   -------

LONG-TERM INVESTMENTS:
  Long-term lease deposits                  28         -
  Severance pay fund                       894         -
                                       -------   -------

TOTAL long term investments                922         -
                                       -------   -------


PROPERTY AND EQUIPMENT, NET (Note 5)       379         -
                                       -------   -------

TOTAL assets                           $ 9,498   $10,146
                                       =======   =======




The accompanying notes are an integral part of the consolidated financial statements.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                                     DECEMBER 31,
                                                                                ----------------------
                                                                                  2002         2003
                                                                                ---------    ---------
    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
  Current maturities of long term loan from a related party (Note 7)            $   1,800    $       -
  Trade payables                                                                      106            -
  Related party - current account (Note 11)                                           674           44
  Employees and payroll accruals                                                      448            -
  Other current liabilities (Note 6)                                                1,218          137
                                                                                ---------    ---------

TOTAL current liabilities                                                           4,246          181
                                                                                ---------    ---------

LONG-TERM LIABILITIES:
  Long-term loan from a related party (Note 7)                                      5,200            -
  Accrued severance pay                                                             1,600            -
                                                                                ---------    ---------

TOTAL long-term liabilities                                                         6,800            -
                                                                                ---------    ---------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS' EQUITY (DEFICIENCY) (Note 9):
  Share capital:
    Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at
      December 31, 2002 and 2003; Issued: 25,025,436 and 28,067,555 shares at
      December 31, 2002 and 2003, respectively; Outstanding: 25,025,436 and
      23,726,401 shares at December 31, 2002 and 2003, respectively                   600          676
  Additional paid-in capital                                                      145,607      145,360
  Deferred stock compensation                                                        (771)           -
  Less - treasury shares, at cost (0 and 4,341,154 Ordinary shares at
    December 31, 2002 and 2003, respectively)                                           -       (1,065)
  Accumulated deficit                                                            (146,984)    (135,006)
                                                                                ---------    ---------

TOTAL shareholders' equity (deficiency)                                            (1,548)       9,965
                                                                                ---------    ---------

TOTAL liabilities and shareholder's equity (deficiency)                         $   9,498    $  10,146
                                                                                =========    =========


The accompanying notes are an integral part of the consolidated financial statements.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                                                            YEAR ENDED DECEMBER 31,
                                                                       --------------------------------
                                                                         2001        2002        2003
                                                                       --------    --------    --------
Revenues (Note 13):
  Development and marketing services (Note 1)                          $      -    $  7,667    $  2,691
  Royalties from a related party (Note 11)                                1,418         200           -
  Product                                                                    22          45           -
                                                                       --------    --------    --------

                                                                          1,440       7,912       2,691
                                                                       --------    --------    --------
Operating costs and expenses:
  Research and development expenses, net and development services
    costs, net (Notes 1 and 2)                                            7,974       4,927       1,760
  Selling, marketing, general and administrative expenses                 4,067       2,227         788
  Impairment of property and equipment                                        -         157           -
  Amortization of deferred stock compensation *)                          2,252         635         771
                                                                       --------    --------    --------

Total operating costs and expenses                                       14,293       7,946       3,319
                                                                       --------    --------    --------

Operating loss                                                          (12,853)        (34)       (628)
Other expenses                                                              (16)        (10)          -
Other income (Note 1)                                                         -       9,698      12,834
Financial expenses, net (Note 15)                                        (1,238)       (874)       (228)
                                                                       --------    --------    --------

Net income (loss) from continuing operations                            (14,107)      8,780      11,978

Discontinued operations
  Income (loss) from discontinued operations net of income tax provision of $ 13, $ (157) and $ 0 for the years ended December
     31, 2001, 2002 and 2003, respectively (Note 13)                     (4,043)         19           -
                                                                       --------    --------    --------

Net income (loss)                                                      $(18,150)   $  8,799    $ 11,978
                                                                       ========    ========    ========

Net earnings (loss) per share (Note 12):


  Basic net earnings (loss) per share from continuing operations       $  (0.60)   $   0.35    $   0.50
  Basic net earnings (loss) per share from discontinued operations        (0.17)      **) -           -
                                                                       --------    --------    --------


Basic net earnings (loss) per share (Note 12)                          $  (0.77)   $   0.35    $   0.50
                                                                       ========    ========    ========



Diluted net earnings (loss) per share from continuing operations       $  (0.60)   $   0.31    $   0.47
Diluted net earnings (loss) per share from discontinued operations        (0.17)      **) -           -
                                                                       --------    --------    --------


Diluted net earnings (loss) per share                                  $  (0.77)   $   0.31    $   0.47
                                                                       ========    ========    ========



*) Amortization of deferred stock compensation related to the following operating expenses: research and development expenses, net and development services costs net of $ 1,338, $ 387 and $ 47 for the years ended December 31, 2001, 2002 and 2003 respectively; selling, marketing, general and administrative expenses of $ 914, $ 248 and $ 724 for the years ended December 31, 2001, 2002 and 2003, respectively.

**)  Represents an amount lower than $ 0.01.

The accompanying notes are an integral part of the consolidated financial statements.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA



                                                                              SERIES A CONVERTIBLE
                                                         OUTSTANDING               REDEEMABLE                      NOTES
                                                       ORDINARY SHARES           ORDINARY SHARES  ADDITIONAL    RECEIVABLE
                                                  -------------------------    ----------------    PAID-IN         FROM
                                                   SHARES         AMOUNT        SHARES   AMOUNT    CAPITAL       OFFICERS
                                                  ----------    -----------    ---------   ----   -----------    --------


Balance at January 1, 2001                        22,466,930    $       540    1,510,000   $ 38   $   146,532    $ (5,075)
Exercise of employee stock options                 1,565,241             37            -      -           984           -
Exercise of stock options to service
   providers                                          50,000              1            -      -             -           -
Conversions of Series A Convertible
   Redeemable Ordinary shares into
   Ordinary shares                                    60,000              2      (60,000)    (2)            -           -
Redemption of Series A Convertible
   Redeemable Ordinary shares                              -              -   (1,450,000)   (36)       (5,039)      5,075
Issuance of shares upon exercise of ESPP              49,417              1            -      -            47           -
Deferred stock compensation related to
   repriced options                                        -              -            -      -         3,374           -
Amortization of deferred compensation
   related to repriced options                             -              -            -      -             -           -
Amortization of deferred stock
   compensation related to Series A
   Convertible Redeemable Ordinary
   shares                                                  -              -            -      -             -           -
Compensation related to options granted
   to service providers                                    -              -            -      -           140           -
Conversion of Orckit's subordinated
   notes                                             364,191              9            -      -            (9)          -
Comprehensive loss:
Realized losses from available-for-sale
   marketable securities                                   -              -            -      -             -           -
Net loss                                                   -              -            -      -             -           -
                                                  ----------    -----------    ---------   ----   -----------    --------
Total comprehensive loss


Balance at December 31, 2001                      24,555,779            590            -      -       146,029           -
Exercise of stock options                            469,657             10            -      -             2           -
Deferred stock compensation                                -              -            -      -          (424)          -
Amortization of deferred stock
   compensation related to repriced
   options                                                 -              -            -      -             -           -
Net income                                                 -              -            -      -             -           -
                                                  ----------    -----------    ---------   ----   -----------    --------


Balance at December 31, 2002                      25,025,436            600            -      -       145,607           -
Exercise of stock options                          3,042,119             76            -      -             2           -
Amortization of deferred stock
   compensation related to repriced
   options                                                 -              -            -      -             -           -
Purchase of Orckit's subordinated notes                    -              -            -      -          (249)          -
Purchase of treasury shares                       (4,341,154)             -            -      -             -           -
Net income                                                 -              -            -      -             -           -
                                                  ----------    -----------    ---------   ----   -----------    --------


Balance at December 31, 2003                      23,726,401    $       676            -   $  -   $   145,360    $      -
                                                 ===========    ===========   ==========   ====   ===========    ========



                                                                        ACCUMULATED                                TOTAL
                                                  DEFERRED                OTHER                      TOTAL      SHAREHOLDERS'
                                                   STOCK      TREASURY COMPREHENSIVE ACCUMULATED COMPREHENSIVE     EQUITY
                                                COMPENSATION    SHARES     LOSS       DEFICIT    INCOME (LOSS)  (DEFICIENCY)
                                                 -----------    ------   --------   -----------    ----------   -----------
Balance at January 1, 2001                       $      (658)      $ -  $    (115)  $  (137,633)                $     3,629
Exercise of employee stock options                         -         -          -             -                       1,021
Exercise of stock options to service
   providers                                               -         -          -             -                           1
Conversions of Series A Convertible
   Redeemable Ordinary shares into
   Ordinary shares                                         -         -          -             -                           -
Redemption of Series A Convertible
   Redeemable Ordinary shares                              -         -          -             -                           -
Issuance of shares upon exercise of ESPP                   -         -          -             -                          48
Deferred stock compensation related to
   repriced options                                   (3,374)        -          -             -                           -
Amortization of deferred compensation
   related to repriced options                         1,544         -          -             -                       1,544
Amortization of deferred stock
   compensation related to Series A
   Convertible Redeemable Ordinary
   shares                                                658         -          -             -                         658
Compensation related to options granted
   to service providers                                    -         -          -             -                         140
Conversion of Orckit's subordinated
   notes                                                   -         -          -             -                           -
Comprehensive loss:
Realized losses from available-for-sale
   marketable securities                                   -         -        115           -      $      115           115
Net loss                                                   -         -          -       (18,150)      (18,150)      (18,150)
                                                 -----------    ------   --------   -----------    ----------   -----------
Total comprehensive loss                                                                           $  (18,035)
                                                                                                   ==========

Balance at December 31, 2001                          (1,830)        -          -      (155,783)                    (10,994)
Exercise of stock options                                  -         -          -             -                          12
Deferred stock compensation                              424         -          -             -                           -
Amortization of deferred stock
   compensation related to repriced
   options                                               635         -          -             -                         635
Net income                                                 -         -          -       8,799      $    8,799         8,799
                                                 -----------    ------   --------   -----------    ----------   -----------
                                                                                                   $   (9,236)
                                                                                                   ==========
Balance at December 31, 2002                            (771)        -          -      (146,984)                     (1,548)
Exercise of stock options                                  -         -          -             -                          78
Amortization of deferred stock
   compensation related to repriced
   options                                               771         -          -             -                         771
Purchase of Orckit's subordinated notes                    -         -          -             -                        (249)
Purchase of treasury shares                                -    (1,065)         -             -                      (1,065)
Net income                                                 -         -          -        11,978    $   11,978        11,978
                                                 -----------    ------   --------   -----------    ----------   -----------
                                                                                                   $    2,742
                                                                                                   ==========
Balance at December 31, 2003                     $         -   $(1,065)  $      -    $ (135,006)                $     9,965
                                                 ===========   ========  ========    ==========                 ===========


The accompanying notes are an integral part of the consolidated financial statements.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                            YEAR ENDED DECEMBER 31,
                                                                      --------------------------------
                                                                        2001        2002        2003
                                                                      --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income (loss)                                                   $(18,150)   $  8,799    $ 11,978
  Adjustments required to reconcile net income (loss) to net cash used in operating activities:
    Depreciation                                                         1,443         348         109
    Amortization of goodwill and other intangible assets                 2,759           -           -
    Losses from sale of property and equipment                              44          10           -
    Realized losses on available-for-sale marketable securities            115           -           -
    Decrease in related party                                            8,377          21         681
    Decrease (increase) in trade receivables                             1,761      (1,671)          -
    Decrease in other current assets                                       618         950         343
    Decrease (increase) in inventories                                    (321)         22          12
    Increase (decrease) in trade payables                                  (93)       (776)         99
    Increase (decrease) in related party - current account             (11,404)        460        (630)
    Decrease in other current liabilities and employees and payroll
      accruals                                                          (5,471)       (159)       (611)
    Impairment of property and equipment                                   823         157           -
    Accrued severance pay, net                                              32         (26)        (16)
    Amortization of deferred stock compensation                          2,202         635         771
    Compensation related to options granted to service providers           140           -           -
    Loss (gain) from disposal of SVL business                              (45)        300           -
    Gain from acquiring the Company's intellectual property                  -      (9,698)          -
    Gain from acquiring the Company's business                               -           -     (12,834)
    Other                                                                  (16)          -           -
                                                                      --------    --------    --------

Net cash used in operating activities                                  (17,186)       (628)        (98)
                                                                      --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase of available for sale marketable securities                       -           -      (7,096)
  Proceeds from realization of available-for-sale marketable
    securities                                                              44           -           -
  Purchase of property and equipment                                      (932)        (53)        (10)
  Proceeds from sale of property and equipment                              39          19           -
  Decrease (increase) in long-term lease deposits                           63          (1)         28
  Proceeds from disposal of SVL business                                15,821       1,800           -
  Proceeds from acquiring the Company's intellectual property                -       9,698           -
  Proceeds from acquiring the Company's business                             -           -      10,640
                                                                      --------    --------    --------

Net cash provided by investing activities                               15,035      11,463       3,562
                                                                      --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from exercise of stock options                                1,070          12          78
  Purchase of Orckit's subordinated notes                                    -           -        (249)
  Payment of short-term bank credit                                    (10,000)          -           -
  Payment of long-term loan from a related party                             -     (13,000)     (7,000)
  Purchase of treasury shares                                                -           -      (1,065)
                                                                      --------    --------    --------

Net cash used in financing activities                                   (8,930)    (12,988)     (8,236)
                                                                      --------    --------    --------

Decrease in cash and cash equivalents                                  (11,081)     (2,153)     (4,772)
Cash and cash equivalents at the beginning of the year                  18,793       7,712       5,559
                                                                      --------    --------    --------

Cash and cash equivalents at the end of the year                      $  7,712    $  5,559    $    787
                                                                      ========    ========    ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:

  Cash paid during the year for interest                              $    387    $      2    $  2,999
                                                                      ========    ========    ========
  Cash paid (refunded) during the year for taxes                      $    211    $   (157)   $      5
                                                                      ========    ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     Tikcro Technologies Ltd. ("the Company" or "Tikcro") was incorporated in 1999, under the laws of Israel. Tikcro has a wholly-owned subsidiary, Silicon Value (S.V.) Ltd. ("SVL"). SVL has a wholly-owned U.S. subsidiary, Tikcro Technologies Inc., which is currently inactive.

     On January 30, 2000, the board of directors of Orckit Communications Ltd. ("Orckit" or the "parent company") decided to execute a plan of separation ("the plan" or "the spin-off") under Section 350 of Israel's Companies Law, pursuant to which, Orckit will be formally divided into two separate companies: (i) Tikcro (previously "Tioga") which would own substantially all of Orckit's semiconductor chip business, and (ii) Orckit itself, which would continue to own and operate its telecom equipment and other businesses

     In April 2001, the Company sold the ASIC division of its wholly-owned subsidiary SVL. The results of operations for the two years ended December 31, 2002, reflect the ASIC division as discontinued operations (see Note
     13).

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

     Pursuant to the technology transfer agreement, the Company granted ST certain co-ownership rights in its then existing intellectual property in the DSL field and ownership rights over its products, including certain products that were still under development and its rights under certain design wins in consideration of approximately $ 10,000. With respect to the technology transfer agreement, the Company recorded $ 9,698, net of transaction expenses, as other income.

     Pursuant to the development, marketing and services agreement ("services agreement"), the Company was required to provide research and development and marketing services to ST in the DSL field as determined by ST from time to time as detailed in this agreement. In consideration of the performance of these services during the term of the agreement, ST paid the Company $ 2,000 for every quarter in which the services were rendered, commencing January 15, 2002. The services agreement was subsequently extended until April 28, 2003. The Company recorded such fees as revenues (see also Note
     2l).

     As a result of these agreements, the Company's activities consisted primarily of development and marketing services provided to ST. The Company did not conduct its business as an independent DSL chip developer and manufacturer.

     Pursuant to the option agreement, Tikcro granted to ST the right to acquire Tikcro's business via a merger or a sale of Tikcro's assets. On January 15, 2003, ST exercised its option. According to the exercise notice, ST elected to acquire Tikcro's business as an asset deal.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:- GENERAL (CONT.)

     On April 28, 2003, the Company and ST entered into the asset purchase agreement. Under the asset purchase agreement, ST acquired all of the Company's assets ("the acquired assets") in consideration of $ 12,000 and, in addition, it assumed all of its liabilities other than the following liabilities: the Company's financial indebtedness (including the debt to Orckit); the Company's liabilities towards its subsidiaries and the subsidiaries' liabilities to the Company; tax liabilities (other than Value Added Tax, if any, which under the agreement is to be borne by ST); liabilities towards the Office of Chief Scientist in Israel's Ministry of Industry and Trade with respect to the services agreement with ST and any other liability if actually known to the Company but is not disclosed to ST in the asset purchase agreement or in the financial statements as of April 28, 2003 (see also Note 7). With respect to the asset purchase agreement, the Company recorded the capital gain of $ 12,834 as other income.

     As part of the asset purchase agreement, ST hired most of the Company's employees. The Company has undertaken additional covenants in the asset purchase agreement including: the obligation to change the Company's corporate name to a name that does not include the word "Tioga"; the obligation not to engage, for a period of three years, in any business that competes with the Company's business as conducted prior to April 28, 2003; and the obligation not to solicit, for a period of two years, the services of any employee of ST previously employed by the Company or to otherwise interfere with the relationship between ST and any such employees.

     Upon the closing of the asset purchase agreement, the Company ceased its current DSL activities and all the Company's operations were discontinued.

     For the years ended December 31, 2001 and 2002 and 2003, 0%, 97% and 100%, respectively, of the Company's revenues were derived from the development and marketing services agreement between the Company and ST.

     As for major customers, see Note 14.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

     a.   Use of estimates:

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     b.   Financial statements in U.S. dollars:

          The revenues of the Company are generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's cash flow transactions is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

          Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

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

     e.   Marketable securities:

          Management determines the classification of investments in marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2003, all marketable securities covered by Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS No. 115") were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

     f.   Property and equipment:

          Property and equipment were stated at cost, net of accumulated depreciation. Depreciation was calculated by the straight-line method over the estimated useful lives, at the following annual rates:


                                                         %
                                            -------------------------------
Computers, software and related equipment               33
Office furniture and equipment                        7 - 15
Leasehold improvements                      Over the term of the lease

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     g.   Impairment of long-lived assets:

          The Company's long-lived assets were reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used was measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets were considered to be impaired, the impairment to be recognized was measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During fiscal year 2002, the Company changed the location of its Israeli office and abandoned some of its office furniture and equipment. In addition, in early 2002 the Company decided to close the majority of its U.S. operation, as a result, certain furniture and equipment were abandoned. Accordingly, during 2002 the Company and its subsidiary recorded an impairment charge in the amount of $ 157.

     h.   Research and development costs:

          Research and development costs net, of grants received, are charged to the statement of operations as incurred.

     i.   Income taxes:

          The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

     j.   Revenue recognition:

          The Company generates its revenues mostly from development and marketing services .

          1. Revenues from research and development services are recognized at the time they are rendered (see also Note 1).

          2. Revenues related to royalties received from Orckit were accounted for in accordance with Emerging Issues Task Force 99-19 "Reporting Revenue Gross as a Principal Versus Net as an Agent" ("EITF 99-19") and, recognized according to the net as an Agent Method. Revenues under such agreement with Orckit, were recognized at the time of shipment, as reported to the Company by Orckit.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          3. Revenues from sales of products are recognized when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed or determinable, collectibility is probable and no further obligations exist, in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101").

          4.   Net effect of cancellation of SVL's ASIC NRE projects:

               In the fourth quarter of 2000, the Company decided to focus exclusively on its DSL business, and consequently it canceled some of its operating ASIC NRE projects and decided not to take on any new projects. During 2001, income (losses) resulting from canceled projects were excluded from revenues and presented as part of the discontinued operations (see Note 13b).

     k.   Royalty-bearing grants:

          Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development expenses. Research and development grants recognized amounted to $ 1,571, $ 1,468 and $ 394 in 2001, 2002 and 2003, respectively.

     l.   Accounting for stock-based compensation:

          The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

          The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation" ("SFAS No. 148"), which amended certain provisions of SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Under SFAS No. 123, pro forma information regarding net income (loss) and net income (loss) per share is required and has been determined as if the Company had accounted for its employee options (including options granted to SVL's employees prior to their termination and to Orckit's employees in relation to the spin-off) under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation Model, with the following weighted-average assumptions for 2001, 2002 and 2003: expected volatility of 170%, 83% and 66%, respectively, risk-free interest rates of 4%, 4% and 2%, respectively, dividend yield of 0% for each year and a weighted-average expected life of the option of three years for each year.

          Pro forma information under SFAS No. 123 is as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------
                                                      2001            2002          2003
                                                  ------------    ------------   ----------
Net income (loss) as reported                     $    (18,150)   $      8,799  $    11,978
Add: Total stock based compensation - intrinsic
   value                                                 2,252             635          771
Deduct: Total stock based compensation
   determined under fair value based method for
   all awards                                           (5,837)         (2,533)      (2,106)
                                                  ------------    ------------   ----------

Pro forma net income (loss)                       $    (21,735)   $      6,901  $    10,643
                                                  ============    ============   ==========
Basic net earnings (loss) per share as reported   $      (0.77)   $       0.35   $     0.50
                                                  ============    ============   ==========
Diluted net earnings (loss) per shares as
   reported                                       $      (0.77)   $       0.31   $     0.47
                                                  ============    ============   ==========
Pro forma basic net earnings (loss) per share     $      (0.92)   $       0.28   $     0.44
                                                  ============    ============   ==========
Pro forma diluted net earnings (loss) per share   $      (0.92)   $       0.25   $     0.42
                                                  ============    ============   ==========

          The Company and its subsidiaries apply SFAS No. 123 and Emerging Issues Task Force 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services" ("EITF 96-18") and with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the date of grant.

     m.   Severance pay:

          The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

          Severance expenses for the years ended December 31, 2001, 2002 and 2003 amounted to approximately $ 757, $ 476 and $ 128, respectively.

     n.   Fair value of financial instruments:

          The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

          The carrying amounts of cash and cash equivalents, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments.

          The carrying amount of the Company's long-term loan from a related party approximates its fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar type of borrowing arrangements.

          The fair value for marketable securities is based on quoted market price (see Note 3).

     o.   Basic and diluted net earnings (loss) per share:

          Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings per Share" ("SFAS No. 128").

          As of December 31, 2001, all Series A Convertible Redeemable Ordinary shares, outstanding stock options, warrants and subordinated convertible notes have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share because all such securities are anti-dilutive. The total numbers of shares related to the Series A Convertible Redeemable Ordinary shares, outstanding options, warrants and subordinated convertible notes excluded from the calculations of diluted net loss per share for the years ended December 31, 2001 were 9,732,168.

          The total number of shares related to outstanding options, warrants and subordinated convertible notes, excluded from the calculation of the diluted net earnings (loss) per share for the years ended December 31, 2002 and 2003, were 5,729,217 and 0, respectively.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     p.   Concentrations of credit risks:

          Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, available-for-sale marketable debt securities and trade receivables.

          Cash and cash equivalents are invested in major banks in Israel in U.S. dollars. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

          The Company's marketable securities include investments in debentures of U.S. Corporations. Management believes that those Corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

          Trade receivables derived from services rendered to ST located in Europe. The Company performs ongoing credit evaluations of its one main customer and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. As of December 31, 2003, no allowance has been provided by the Company.

          The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

     q.   Treasury shares:

          The Company repurchases its Ordinary shares from time to time on the open market and from employees who exercise their options, and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction in shareholders' equity.

     r.   Reclassification:

          Certain amounts from prior years have been reclassified to conform to the current period presentation.

          The reclassification had no effect on previously reported net loss, shareholders' equity or cash flows.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 3:-      MARKETABLE SECURITIES


                                    ESTIMATED FAIR
                     AMORTIZED COST  MARKET VALUE
                          -----       -----
AVAILABLE-FOR-SALE:
  Equity securities       7,096       7,096
                          =====       =====

          As of December 31, 2003, the aggregate amount of gross unrealized losses, which have been in a continuous loss position for less than 12 months, was temporary and immaterial.


NOTE 4:- OTHER CURRENT ASSETS


                                                                                 DECEMBER 31,
                                                                             -------------------
                                                                              2002         2003
                                                                             ------       ------
Services to be rendered by the purchaser of SVL Business (see Note 13)       $  219   $        -
Prepaid expenses                                                                177           28
Government authorities                                                          104            -
Lease deposits and other                                                         16            -
                                                                             ------       ------

                                                                             $  516   $       28
                                                                             ======       ======


NOTE 5:- PROPERTY AND EQUIPMENT, NET

              Cost:
                 Computers, software and related equipment                   $1,417   $        -
                 Office furniture and equipment                                  51            -
                 Leasehold improvements                                           5            -
                                                                             ------       ------

                                                                              1,473            -
              Accumulated depreciation                                        1,094            -
                                                                             ------       ------

              Depreciated cost                                               $  379   $        -
                                                                             ======       ======


          Depreciation expenses for the years ended December 31, 2001, 2002 and 2003, amounted to $ 1,443, $ 348 and $ 109, respectively.

          As for impairment, see Note 2h.


NOTE 6:- OTHER CURRENT LIABILITIES


                                                              DECEMBER 31,
                                                          -------------------
                                                           2002         2003
                                                          ------       ------
Accrued vacation and recreation pay                       $  260       $    -
Royalties to the OCS - net of OCS grants receivable          588            -
Accrued expenses                                             370          137
                                                          ------       ------

                                                          $1,218       $  137
                                                          ======       ======

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

NOTE 7:- LONG-TERM LOAN FROM A RELATED PARTY

          As of December 31, 2000, the Company received a long-term loan from a related party (Orckit) in the amount of $ 20,000. The loan is denominated in U.S. dollars and originally was payable by March 1, 2005 or upon change of control. In connection with the ST agreements (see Note 1), the Company entered into an agreement with Orckit relating to the loan repayments, according to which during 2002 and 2003, the Company paid, $ 20,000 in respect of the principal of the outstanding loan and unpaid interest.

          As of December 31, 2000, the loan bore interest of LIBOR + 2% per annum. Commencing January 1, 2001, the interest was changed to a rate of 6% per annum and in no event shall the interest rate be less than 5.75% per year (see Note 11).

          As for charges, see Note 8b.


NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES

     a.   Directors and officers indemnification agreements:

          The Company, from time to time, has entered into indemnification agreements with several of its directors and officers in which the Company undertakes to indemnify them, to the fullest extent permitted by law, for acts taken or omitted by them in their respective capacities as directors or officers of the Company or its subsidiaries. Pursuant to these agreements, the obligations of the Company remain in effect even after the termination of the directors and officers services to or employment by the Company .

     b. Under the asset purchase agreement, ST acquired the Company's assets and assumed its liabilities other than those specified in the agreement. For more information see also Note 1.


NOTE 9:- SHAREHOLDERS' EQUITY (DEFICIENCY)

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

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


NOTE 9:- SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

          The issuance of 1,450,000 of Series A Convertible Redeemable shares were in exchange for full-recourse promissory notes in the aggregate principal amount of $ 5,075. The notes were fully recoursed, bore interest at the rate of 6.08% per annum, and were payable upon the sale of any Ordinary shares issued upon conversion of the shares. The Series A share price was equal to the fair market value of the share of the Company's Ordinary shares at date of issuance. The issuance of 60,000 of the Series A Convertible Redeemable shares was for cash in an amount less than their fair market value. Accordingly, the Company recorded deferred stock compensation in the amount of $ 750. The total compensation costs charged to the statements of operations in respect of the Series A shares in 2000 and 2001 were $ 92 and $ 658, respectively.

          During 2001, the Company redeemed 1,450,000 of the Series A shares in exchange for the promissory notes.

          The Company resolved to accelerate the conversion of 60,000 of the Series A shares to Ordinary shares, upon termination of holder's employment. The Company amortized the deferred stock compensation and charged it as expense at the acceleration date. The Company did not record compensation due to the acceleration, due to the fact that the fair value of the share price was lower than the Series A share original purchase price.

          As of December 31, 2003, there are no outstanding Series A Ordinary shares.

     c.   Stock option plans:

          1. Under the Company's stock option plan ("the plan") options may be granted to employees, officers, consultants and directors of the Company or its subsidiaries.

          2. As of December 31, 2003, an aggregate of 7,375,589 of the Company's options are still available for future grant.

          3. The options granted generally become fully exercisable after four years and expire no later than 10 years from the approval date of the option plan under terms of grant. Any options, which are forfeited or cancelled before expiration, become available for future grants.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


NOTE 9:- SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

          The following is a summary of the Company's stock options granted among the various plans:



                                                            YEAR ENDED DECEMBER 31,
                           -----------------------------------------------------------------------------------
                                     2001                           2002                         2003
                           -----------------------         ---------------------         ---------------------
                                            WEIGHTED                      WEIGHTED                      WEIGHTED
                                            AVERAGE                       AVERAGE                       AVERAGE
                             NUMBER         EXERCISE       NUMBER         EXERCISE        NUMBER        EXERCISE
                           OF OPTIONS        PRICE       OF OPTIONS        PRICE        OF OPTIONS       PRICE
                           ----------        -----         --------        -----         --------        -----
Outstanding at the
   beginning of the
   year                     3,056,963        $ 3.8        5,358,513        $0.36        4,220,219        $0.44

   SVL's employees
     (see Note 9f)           (593,979)       $ 3.0                -        $   -                -        $   -
   Granted                  4,391,000        $ 0.2           15,500        $0.17          200,000        $0.29
   Exercised                 (289,599)       $0.03         (457,169)       $0.02       (2,873,859)       $0.03

   Forfeited               (1,205,872)       $2.28         (696,625)       $0.08         (906,360)       $2.00
                           ----------                      --------                      --------
Outstanding at the
   end of the year          5,358,513        $0.36        4,220,219        $0.44          640,000        $0.11
                           ==========        =====       ==========        =====       ==========        =====
Exercisable options
   at the end of the
   year                     1,370,292        $0.81        2,538,917        $0.56          440,000        $0.02
                           ==========        =====       ==========        =====       ==========        =====



          All options granted during 2002 and 2003, were at an exercise price that is equal to the fair value of the stock at the grant date.

          The options outstanding as of December 31, 2003, have been separated into ranges of exercise price as follows:


                                                               WEIGHTED
            OPTIONS        WEIGHTED              OPTIONS       AVERAGE
          OUTSTANDING      AVERAGE   WEIGHTED  EXERCISABLE     EXERCISE
             AS OF        REMAINING  AVERAGE      AS OF        PRICE OF
EXERCISE   DECEMBER 31,  CONTRACTUAL EXERCISE  DECEMBER 31,    OPTIONS
  PRICE       2003       LIFE (YEARS) PRICE       2003       EXERCISABLE
--------    -------      ---------  --------    -------       --------

$   0.02    440,000         6.8     $   0.02    440,000       $   0.02
$   0.29    200,000         9.5     $   0.29          -       $     -
            -------         ---                  ------

            640,000         7.6     $   0.10    440,000       $   0.02
            =======         ===     ========    =======       ========


          Following the assets purchase agreement all outstanding options, other than those held by directors, were either exercised or forfeited as of December 31, 2003.

     e.   Warrants and options issued to service providers and consultants:

          1. The Company had accounted for its options to service providers under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2001: risk-free interest rates of 5%, dividend yields of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 1.7, and a weighted-average expected life of the options of approximately three years.

          2. The Company recorded compensation expenses of $ 140 (out of which, $ 90 was included in the discontinued operations) during 2001, related to the service providers options.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


NOTE 9:- SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

     f. Under the agreement between the Company and SVL's employees, the exercise price of their vested options was amended to NIS 0.10 per share. The Company recorded on the new measurement date compensation expenses of $ 51, as part of the $ 1,544 compensation expenses (see also g below).

          Upon the disposal of SVL's ASIC business, most of SVL's employees were transferred to the purchaser and changed their status from employees to non-employees.

          The Company accounts for the unvested options as a variable plan and use the fair value method of SFAS No. 123 and EIFT 96-18. The fair value for these options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2001 and 2002: risk-free interest rates of 5% for each year, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 0.82 and 1.7, respectively, and a weighted-average contractual life of the options of approximately 3 years for each year.

          As of December 31, 2001, 2002 and 2003, the Company recorded no compensation expenses related to the unvested options, as the fair value of such options was zero.

          During 2001, 2002 and 2003, 1,789, 473 and 83,142 options were exercised, respectively.

     g. In April 2001, the Board of Directors of the Company resolved to reprice stock options of certain of its employees and employees of Orckit. The exercise price of the repriced stock options is NIS 0.10 which is the par value of the Ordinary shares. The Company had a new measurement date and consequently recorded deferred stock compensation of $ 3,374. During 2001, 2002 and 2003 $ 1,544, $ 635 and $ 771,
          respectively was amortized to the statement of operations.

     h. In March 2000, Orckit issued $ 125,000 aggregate principal amount of its 5.75% convertible subordinated notes due in April 2005. Holders of the notes are entitled to convert each $ 1 principal amount of the notes into 11.7481 Ordinary shares of Orckit (which is equivalent to a conversion price of $ 85.12 per share) plus 11.7481 Ordinary shares of Tikcro. The conversion rates with respect to Orckit and Tikcro are subject to adjustment in certain circumstances, such as changes in the applicable Company's capital structure or upon the issuance by the applicable company of stock dividends or certain cash distribution.

          During 2001, $ 31 of the subordinated convertible notes was converted by the holders. As a result, the Company issued 364,191 Ordinary shares of the Company.

          During 2003, Orckit repurchased $ 75,312 principal amount of the notes. These notes are convertible to 884,774 shares of the Company (the Company's average price 30 days prior to this date is $ 0.27).

          Orckit agreed not to convert the notes for a total consideration of $ 239 that was paid to Orckit by the Company during 2003.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


NOTE 9:- SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

          According to EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", the initial balance sheet classification is based on the concept that contracts that require settlement in shares are equity instruments.

          Therefore, according to EITF 00-19, the $ 239 was reduced from the additional paid in capital and classified as equity.

     i. In February 2003, the Company obtained the required Israeli court approval for a share repurchase program.

          The program allows Tikcro to repurchase its Ordinary shares for an agreed consideration of up to $ 2,000. The purchases will be made from time-to-time at the discretion of management in open market purchases or in privately negotiated transactions. Purchases will depend upon market conditions and may be discontinued at any time.

          As of December 31, 2003, the Company repurchased 4,341,154 of its shares (out of which 2,000,000 were purchased from employees) in consideration of $ 1,065 and are recorded as Treasury shares that are presented at cost, and recorded as a reduction in shareholder's equity.


NOTE 10:- TAXES ON INCOME

     a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

          Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel's Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel's CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

     b.   The regular corporate tax rate in Israel is 36%.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- TAXES ON INCOME (CONT.)

     c.   Deferred taxes on income:

          Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:



                                                               DECEMBER 31,
                                                          ------------------------
                                                            2002            2003
                                                          --------        --------
Deferred tax assets:
   Net operating loss and capital loss carryforward       $ 45,152        $ 47,412
   Reserves and allowances                                     344               -
                                                          --------        --------

Net deferred tax asset before valuation allowance           45,496          47,412
Valuation allowance                                        (45,496)        (47,412)
                                                          --------        --------

Net deferred tax asset                                $          -    $          -
                                                          ========        ========



          Management currently believes that since the Company and its subsidiaries have a history of losses it is more likely than not that the deferred tax assets regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

     d.   Net operating losses carryforward:

          The Company has accumulated operating losses for tax purposes as of December 31, 2003, in the amount of approximately $ 32,545, which may be carried forward and offset against taxable income in the future for an indefinite period.

          The Company has accumulated capital losses of $ 97,808, which may be carried forward and offset against capital gains for seven years and expire in 2008. There is no assurance that the Israeli tax authorities will accept such position.

          As of December 31, 2003, the U.S. subsidiary had approximately $ 1,385 in federal net operating loss carryforward for income tax purposes, which can be carried forward and offset against taxable income for 20 years and expire until 2023.

          Utilization of U.S. net operating losses may be subject to substantial annual limitation, due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

     e. The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 10:- TAXES ON INCOME (CONT.)

     f. Net income (loss) from continuing operations consists of the following:


                                 YEAR ENDED DECEMBER 31,
                        ----------------------------------------
                          2001            2002            2003
                        --------        --------        --------

Domestic (Israel)       $(11,133)       $  9,427        $ 12,012
Foreign                   (2,974)           (647)            (34)
                        --------        --------        --------

                        $(14,107)       $  8,780        $ 11,978
                        ========        ========        ========


NOTE 11:- RELATED PARTY TRANSACTIONS

          The balances with and the results of operations from transactions with Orckit and ST related parties, were as follows:



                                                                DECEMBER 31,
                                                           ---------------------
                                                            2002           2003
                                                           -------        ------
Balances:

   Other accounts receivable                               $   400        $ 1,235
   Current account                                         $  (674)       $   (44)
   Trade receivables                                       $ 1,685        $ 1,000
   Long-term loan (see Note 7)                             $(5,200)       $     -
   Current maturities of long-term loan (see Note 7)       $(1,800)       $     -




                                                          YEAR ENDED DECEMBER 31,
                                                    -------------------------------------
                                                       2001          2002           2003
                                                    ------------  -----------      ------
Transactions:

   Revenues from products and royalties (1)         $      1,418  $       200      $     -
   Revenues from development and marketing services
     (see Note 1b)                                  $          -  $     7,667      $ 2,691
   Interest on long-term loan                       $      1,200  $       961      $   195
   Administrative services                          $          -  $         -      $    50



     (1) Tikcro entered into a product supply agreement with Orckit as part of the spin-off, pursuant to which, Tikcro would sell certain semiconductor products to Orckit subject to performance criteria and price. Orckit would purchase from Tikcro a substantial portion of its chipsets requirements at most-preferred customer prices (see Note 1).

          Effective January 1, 2001, this agreement was amended to a royalty agreement under which, Orckit paid Tikcro royalties equal to 10% of the actual chips price paid by Orckit to the chips supplier. This agreement was terminated on May 1, 2002.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 12:- BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

          The following table sets forth the computation of basic and diluted net earnings (loss) per share.


                                                                              YEAR ENDED DECEMBER 31,
                                                             ---------------------------------------------------
                                                                 2001                2002               2003
                                                             ------------        ------------       ------------
a.  Numerator:

       Net income (loss) from continuing operations          $    (14,107)       $      8,780       $     11,978
       Net income (loss) from discontinued operations              (4,043)                 19                  -
                                                             ------------        ------------       ------------
       Numerator for diluted net earnings (loss) per
          share - income available to shareholders of
          Ordinary shares                                    $    (18,150)       $      8,799       $     11,978
                                                             ============        ============       ============

b. Denominator:

       Denominator for basic net earnings (loss) per
          share - weighted average shares                      23,604,309          24,771,743         23,948,650
                                                             ------------        ------------       ------------
       Effect of dilutive securities:
       Employee stock options, Orckit's employee
          options, SVL's employee options and options
          to service providers                                        *)-           2,012,398            883,000
       Convertible subordinated notes                                 *)-           1,104,321            457,000
                                                             ------------        ------------       ------------
       Denominator for diluted net earnings (loss) per
          share - adjusted weighted average shares,
          assumed conversions and exercise of options
          and warrants                                         23,604,309          27,888,462         25,288,650
                                                             ============        ============       ============

     *)   Antidilutive.


NOTE 13:- DISCONTINUED OPERATIONS

     a.   Discontinued operations:

          1. In April 2001, the Company sold the ASIC division of its wholly-owned subsidiary ("SVL" - see also Note 1) in consideration of $ 21,650 in cash, assumptions of debts and future services that the purchaser has undertaken to render to the Company over a period of two years. The initial consideration was set on $ 22,250 of which $ 300 was settled in 2001 and additional $ 300 in 2002, see (3) below.

          2. As of December 31, 2001, the Company received $ 16,200 in cash ($ 15,821 net of transaction costs), in addition to $ 1,800, which was released from an escrow account on December 2002, and the purchaser also assumed $ 1,900 of debt assumptions (initially $ 2,500 see (3) below). The Company was also entitled to receive services from the purchaser over a period of two years, in consideration of $ 1,750.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 13:- DISCONTINUED OPERATIONS (CONT.)

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

          3. On November 25, 2002, the Company and the purchaser of SVL signed a settlement and release agreement pursuant to which the Company waived $ 600 out of the consideration of the transaction and the parties released the escrow account. Therefore, during 2002, the Company recorded an additional capital loss of only $ 300 as part of the discontinued operations.

     b. As a result of the selling of the ASIC business as mentioned above, the results of operations of the ASIC business were reported separately as discontinued operations in the statement of operations for the years ended December 31, 2001, 2002 and 2003 and are summarized as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                 ---------------------------------
                                                  2001       2002*)       2003
                                                 -------    -------    -----------
Revenues                                         $(4,968)   $     -    $         -
Cost of revenues                                   1,740          -              -
Net income from cancellation of NRE projects        (494)         -              -
Research and development (income) expenses         2,821       (170)             -
Selling, general and administrative expenses       1,787          8              -
Amortization of goodwill                           2,259          -              -
Impairment of property and equipment                 823          -              -
Financial expenses, net                               79          -              -
Loss from selling property and equipment              28          -              -
Income taxes                                          13       (157)             -
Gain (loss) from the disposal of SVL business        (45)       300              -
                                                 -------    -------    -----------

Net loss (income) from discontinued operations   $ 4,043    $   (19)   $         -
                                                 =======    =======    ===========



     *) In accordance with Paragraph 25 of APB No. 30, those amounts were included in 2002 discontinued operations, as a result of a remaining contingency subsequent to the disposal of SVL business.

                                   TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
                                             (FORMERLY: TIOGA TECHNOLOGIES LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 14:- MAJOR CUSTOMERS AND GEOGRAPHICAL INFORMATION

          The Company and its subsidiaries manage their business on a basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131").

          The following table presents total revenues for the years ended December 31, 2001, 2002 and 2003:


                 YEAR ENDED DECEMBER 31,
                ------------------------
                 2001     2002     2003
                ------   ------   ------
Switzerland$    $    -   $7,679   $2,667
Israel           1,425      233       24
United States       15        -        -
                ------   ------   ------

                $1,440   $7,912   $2,691
                ======   ======   ======



          Most of the Company's long-lived assets are in Israel for all years presented.

          During 2001, the Company's major customer was Orckit and during 2002 and 2003, the Company's major customer was ST (see also Note 1).


NOTE 15:- FINANCIAL EXPENSES


                                                             YEAR ENDED DECEMBER 31,
                                                          -----------------------------
                                                           2001       2002       2003
                                                          -------    -------    -------
Financial expenses:
   Interest                                               $(1,587)   $  (964)   $  (195)
   Foreign currency translation adjustments                     -        (51)       (98)
   Losses from available-for-sale marketable securities       (99)         -          -
   Other                                                      (46)       (12)         -
                                                          -------    -------    -------

                                                           (1,732)    (1,027)      (293)
                                                          -------    -------    -------
Financial income:
   Foreign currency translation adjustments                    10          -          -
   Interest                                                   484        153         65
                                                          -------    -------    -------

                                                              494        153         65
                                                          -------    -------    -------

                                                          $(1,238)   $  (874)   $  (228)
                                                          =======    =======    =======



                                - - - - - - - - -

                                  EXHIBIT INDEX

Exhibit No.   Exhibit
-----------   -------

        1.1   Memorandum of Association (g)

        1.2   Amended and Restated Articles of Association (g)

        4.2 Intellectual Property Agreement, dated as of January 1, 2000, between Tikcro and Orckit (a)

        4.7 Registration Rights Agreement, dated March 13, 2000, by and among Orckit Communications Ltd., Tikcro and CIBC World Markets Corp.
              (b)

        4.8   Share Incentive Plan, as amended (c)

        4.9 Asset Purchase Agreement, dated as of April 23, 2001 by and among Silicon Value, Printsense and Tikcro (d)

       4.12 Technology Transfer Agreement, dated as of February 14, 2002, by and among Tikcro, ST Microelectronics Ltd. and STMicroelectronics NV (e)

       4.13 Option Agreement, dated as of February 14, 2002, by and between Tikcro and STMicroelectronics NV (e)

       4.14 Development, Marketing and Services Agreement, dated as of February 14, 2002, by and among Tikcro, ST Microelectronics Ltd. and STMicroelectronics NV (e)

       4.16 Asset Purchase Agreement, dated April 28, 2003, by and among Tikcro, ST Microelectronics Ltd. and STMicroelectronics NV (f)

       4.17   Tikcro Stock Option Plan (amended 2003) (g)

          8   List of Subsidiaries (g)

       12.1 Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 to CFR 240.13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act (g)

       13.1 Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 to U.S.C. 1350, as adopted
              Section 906 of the Sarbanes-Oxley Act of 2002 (g)

       15.1   Consent of Independent Auditor (g)

(a) Incorporated by reference to Tikcro's Registration Statement on Form 20-F filed June 22, 2000 (File No. 0-30820)

(b) Incorporated by reference to Tikcro's Registration Statement on Form F-1 (File No.333-12238)

(c) Incorporated by reference to Tikcro's Registration Statement on Form S-8 (File No. 333-12904).

(d) Incorporated by reference to Tikcro's Annual Report on Form 20-F for the year ended December 31, 2001 (File No. 0-30820).

(e) Incorporated by reference to Tikcro's Report on Form 6-K for the month of February 2002 dated February 14, 2002 (File No. 0-30820).

(f) Incorporated by reference to Tikcro's Annual Report on Form 20-F for the year ended December 31, 2002 (File No. 0-30820)

(g) Filed herewith