Form 20-F
period 2004-12-31
TIKCRO TECHNOLOGIES LTD
filed 2005-06-27
CIK 1117095

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

For the transition period from ___________ to __________

Commission file number 0-30820

TIKCRO TECHNOLOGIES LTD.

(Exact name of Registrant as specified in its charter and
translation of Registrant’s name into English)

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

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

☒ Yes   ☐ No

Indicate by check mark which financial statement item the Registrant has elected to follow.

  Item 17 ☐  Item 18 ☒

2

3

4

PART 1

Unless the context otherwise requires, “Tikcro,” “us,” “we” and “our” refer to Tikcro Technologies Ltd., an Israeli company, and its subsidiaries.

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws. In some cases, you can identify forward-looking statements by our use of words such as “expect,” “anticipate,” “believe,” “intend,” “plan,” “seek” and “estimate” and similar expressions.  Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements.  Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” and elsewhere in this annual report as well as our reports on Form 6-K submitted to the Securities and Exchange Commission.

ITEM 1. Identity of Directors, Senior Management and Advisors

Not applicable

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

A. Selected Financial Data

We were formed in December 1999 to receive substantially all of the assets and liabilities of the semiconductor chip business of our former parent, Orckit Communications Ltd., in accordance with the terms of a plan of separation. Under this plan, Tikcro received substantially all of Orckit’s semiconductor chip business, including the business of Silicon Value (S.V.) Ltd., a company which Orckit acquired prior to consummation of the plan and whose business we sold in April 2001. The spin-off was consummated on June 30, 2000.

We have derived the following selected financial data from the financial statements of Tikcro, which have been prepared in accordance with generally accepted accounting principles in the United States. The financial data of Tikcro contained in this annual report are presented as if Tikcro had been a separate entity since January 1, 2000 and the results of operations of the ASIC business of Silicon Value, which we sold in April 2001, are reflected only in the line item called “loss from discontinued operations”. You should read the selected consolidated financial data together with Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. These data are not necessarily indicative of operating results or financial position that would have been achieved had the plan been consummated on January 1, 2000 and should not be construed as representative of Tikcro’s future operating results or financial position.  Our mode of operation and operating results were significantly affected by the agreements we entered into in February 2002 with STMicroelectronics, which are described below under Item 10.C “Additional Information–Material Agreements.”

In April 2003, we sold substantially all of our assets and liabilities to STMicroelectronics (other than financial indebtedness) pursuant to an asset purchase agreement, which is described below under Item 10.C “Additional Information–Material Agreements.”  Since then, our plan of operation has been to explore the best course of action for Tikcro, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. Accordingly, the data presented below are not indicative of our future operating results or financial position.

	Years Ended December 31,

	2000	2001	2002	2003	2004

	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$14,517	$1,440	$7,912	$2,691	--

Product costs	13,107	--	--	--	--

Research and development expenses and development services costs	8,974	9,545	6,395	2,154	--
Less - royalty-bearing grants	--	1,571	1,468	394	--

Research and development expenses, net and development services costs, net	8,974	7,974	4,927	1,760	--
Selling, marketing, general and administrative expenses	3,470	4,067	2,227	788	351
Spin-off expenses	1,199	--	--	--	--

Impairment of property and equipment	--	--	157	--	--

Amortization of deferred stock compensation(1)	92	2,252	635	771	--

Operating loss	(12,325)	(12,853)	(34)	(628)	(351)
Other expenses		(16)	(10)	--	--
Other income	--	--	9,698	12,834	--
Financial income (expense), net	969	(1,238)	(874)	(228)	140

Net income (loss) from continuing operations	(11,356)	(14,107)	8,780	11,978	(211)

Income (loss) from discontinued operations(2)	(120,839)	(4,043)	19	--	--

Net income (loss)	$(132,195)	$(18,150)	$8,799	$11,978	$(211)

Basic net earnings (loss) per share from continuing operations	$(0.51)	$(0.60)	$0.35	$0.50	$(0.01)

Basic net earnings (loss) per share from discontinued operations	(5.38)	(0.17)	* )	--	--

Basic net earnings (loss) per share	$(5.89)	$(0.77)	$0.35	$0.50	$(0.01)

Diluted net earnings (loss) per share from continuing operations	$(0.51)	$(0.60)	$0. 31	$0.47	$(0.01)

Diluted net earnings (loss) per share from discontinued operations	(5.38)	(0.17)	* )	--	--

Diluted net earnings (loss) per share	$(5.89)	$(0.77)	$0.31	$0.47	$(0.01)

Number of shares used in computing basic net earnings (loss) per share	22,455,860	23,604,309	24,771,743	23,948,650	23,726,041

Number of shares used in computing diluted net earnings (loss) per share	22,455,860	23,604,309	27,888,462	25,288,650	23,726,041

(1)

Amortization of deferred stock compensation related to the following operating expenses: research and development expenses, net and development services costs, net of $92, $1,338, $387, $47 and $0 for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively; and selling, marketing, general and administrative expenses of $0, $914, $248, $724 and $0 for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively.

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

*)	Represents an amount lower than $0.01.

	December 31,

	2000	2001	2002	2003	2004

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and short term investments	$18,793	$7,712	$5,559	$7,883	$9,755
Working capital	(2,653)	(4,368)	3,951	9,965	9,707
Total assets	59,697	13,450	9,498	10,146	9,921
Parent company investment	--	--	--	--	--

Shareholders equity (deficiency)	3,629	(10,994)	(1,548)	9,965	9,707

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

We have sold our business and currently conduct no business activities.

In April 2003, we sold substantially all of our assets and liabilities (other than financial indebtedness) to STMicroelectronics.  Since then, our plan of operation has been to evaluate the best course of action for Tikcro, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations.  Other than activities relating to attempting to locate such a candidate and activities relating to the investment of our funds, we do not currently conduct any operations.

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

We may be deemed an “investment company” under the Investment Company Act of 1940.

Following the sale of our business to STMicroelectronics in April 2003 and the investment of the cash proceeds of the sale, we may be deemed an “investment company” under the Investment Company Act of 1940, unless we qualify for an exemption. The likelihood of being deemed to be an investment company increases over time if we do not enter into a business combination or develop an operating business. If we are deemed an investment company, we could be found to be in violation of the Investment Company Act of 1940. A violation of that law could subject us to material adverse consequences.

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

We plan to invest the majority of our cash on hand in a variety of financial instruments. If the obligor of any of the instruments we hold default or undergo a reorganization in bankruptcy, we may lose all or a portion of our investment.  This will harm our financial condition.  For information on the types of our investments as of December 31, 2004, see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk--Interest Rate Risk Management.”

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

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel.  However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

•	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

•	the U.S. court is not prohibited from enforcing the judgments of Israeli courts.

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

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us.  The Israeli Companies Law generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger at a meeting called upon at least 21 days’ notice.  For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company.  Finally, a merger may not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company.  Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares.

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

There is a high likelihood that we were properly classified for U.S. federal income tax puroses as a passive foreign investment company, or PFIC, for 2004.  Our classification as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares, thus causing a reduction in the value of our shares, and could trigger the application of certain United States tax reporting requirements.  For U.S. federal income tax purposes, we are treated as a PFIC for any tax year in which either:

•	75% or more of our gross income is passive in nature, or

•	on average for such tax year, 50% or more of our assets (by value or, if we so elect in certain circumstances, by adjusted tax basis) produce, or are held for the production of, passive income.

For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our relatively substantial cash and investment assets, there is a high likelihood that we were properly classified as a PFIC for 2004 under the asset test.  We could also be classified as a PFIC for 2005.  A separate determination must be made each year as to whether we are a PFIC.  As a result, our PFIC status may change.

Highly complex rules apply to U.S. holders of our ordinary shares if we are treated as a PFIC for U.S. federal income tax purposes for any year during the U.S. holder’s holding period.  Accordingly, U.S. holders are urged to consult their tax advisors regarding the application of these tax rules.

U.S. residents should carefully read Item 10.E “Taxation – United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

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

Our shares are subject to the Securities and Exchange Commission’s “penny stock” rules and may be difficult to sell.

The rules of the Securities and Exchange Commission require brokers to provide information to purchasers of securities traded at less than $5.00 per share and not traded on a national securities exchange or quoted on the Nasdaq Stock Market. Once our shares were delisted from Nasdaq, they became “penny stock” that is not exempt from these rules.  Therefore, these disclosure requirements may have the effect of reducing trading activity in our shares and making it more difficult for investors to sell. The rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker must also give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation. The rules also require a broker to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction before a transaction in a penny stock.

Two shareholders may be able to control us.

Izhak Tamir and Eric Paneth, directors of Tikcro, each beneficially own approximately 13.3% of our outstanding ordinary shares and are our largest shareholders. Currently, Messrs. Paneth and Tamir are not party to a shareholders agreement. However, if Messrs. Paneth and Tamir act together, there is a high likelihood that they effectively would have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. Their combined equity interest in us may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or both of them.

ITEM 4. Information on the Company

A. History and Development of the Company

We were incorporated on December 14, 1999 under the laws of the State of Israel. We are governed by the Israeli Companies Law, 5759-1999. In September 2003, we changed our name from “Tioga Technologies Ltd.” to “Tikcro Technologies Ltd.” Our principal executive offices are located at 126 Yigal Allon Street, Tel Aviv, Israel and our telephone number is (972-3) 694-8648.

In February 2002, we entered into three strategic agreements with STMicroelectronics NV. Pursuant to a technology transfer agreement, we granted STMicroelectronics certain co-ownership rights in our existing intellectual property in the DSL field and ownership rights over our products, including products under development. Pursuant to a development, marketing and services agreement, we provided research and development and marketing services to STMicroelectronics through April 2003. Pursuant to a one-year option agreement, STMicroelectronics had the right to acquire our business. For a more detailed description of these agreements, please see Item 10.C “Additional Information–Material Agreements.” Following the execution of these agreements, our activities consisted primarily of research and development and marketing services provided to STMicroelectronics and we ceased to conduct business as an independent DSL chip developer.

In January 2003, STMicroelectronics exercised its option to acquire our business. This acquisition was consummated in April 2003. For a more detailed description of our asset purchase agreement with STMicroelectronics, please see Item 10.C “Additional Information–Material Agreements.”

Principal Capital Expenditures

Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business. These purchases totaled $0.1 million in 2002, $10,000 in 2003 and $0 in 2004.

B. Business Overview

Our historical business was the design, development and marketing of DSL chips used by manufacturers of telecommunications equipment.

Upon the sale of our business to STMicroelectronics in April 2003, we ceased the operations of our business as conducted prior thereto.  Since then, our plan of operation has been to explore the best course of action for Tikcro, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. We may also invest a portion of our funds in one or more smaller investments. In addition to the cash and cash equivalents that we hold, we believe that there are perceived benefits to being a “reporting company” with a class of publicly-traded securities which may be attractive to certain entities.

We may enter into a definitive agreement with a wide variety of businesses without limitation as to their industry or revenues. It is not possible at this time to predict when, if ever, we will enter into a business combination with any such company or what will be the industry, operating history, revenues, future prospects or other characteristics of any such company.

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

In February 2002, we entered into three strategic agreements with STMicroelectronics. Pursuant to a technology transfer agreement, we granted STMicroelectronics certain co-ownership rights in our existing intellectual property in the DSL field and ownership rights over our products, including certain products still under development and our rights under certain design wins. Pursuant to a development, marketing and services agreement, we provided research and development and marketing services to STMicroelectronics through April 2003. Pursuant to a one year option agreement, we granted to STMicroelectronics the right to acquire our business.  STMicroelectronics exercised its option and acquired our business in April 2003 pursuant to an asset purchase agreement. In January 2004, we reached an agreement with STMicroelectronics that settled certain reciprocal financial claims, including with respect to an escrow account which had been established under the asset purchase agreement. In April 2005, the remaining amount under escrow was paid to us.  For a more detailed description of these agreements, please see Item 10.C “Additional Information–Material Agreements.”

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

In 2002, we generated net income of $8.8 million. Our net income in 2002 includes $9.7 million of  “other income,” which consists of payments under the technology transfer agreement signed with STMicroelectronics in February 2002, net of transaction costs.

In 2003, we generated net income of $12.0 million. Our net income in 2003 includes $12.8 million in “other income”.

In 2004, we generated only financial income, which was lower than our expenses, resulting in a net loss of $211,000.

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

The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in Item 3.D – “Risk Factors.” To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments. We base our judgments on past experience and various other assumptions that are believed to be reasonable under the circumstances. Please refer to Note 2 to our consolidated financial statements included in this Annual Report for a summary of all of our significant accounting policies.

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

Revenues from research and development services were recognized at the time they were rendered.

Marketable Securities

SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 59, Accounting for Noncurrent Marketable Equity Securities, provide guidance on determining when an investment is other-than-temporarily impaired. Investments are reviewed quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this judgment, we evaluate, among other factors, the duration and extent to which the fair value of an investment is less than its cost, the financial health of the investee, and our intent and ability to hold the investment. Investments with such an indicator are further evaluated to determine the likelihood of a significant adverse effect on the fair value and amount of the impairment as necessary. If market, industry and/or investee conditions deteriorate, we may incur future impairments.

Results of Operations

The table below sets forth, for the periods indicated, financial data which we believe to be significant in analyzing our results of operations.

	Years Ended December 31,

	2002	2003	2004

Statement of Operations Data:
Revenues	$7,912	$2,691	-
Product costs	-	-	-
Research and development expenses and development services costs	6,395	2,154	-
Less royalty-bearing grants	1,468	394	-

Research and development expenses, net and development services costs, net	4,927	1,760	-
Selling, marketing, general and administrative expenses	2,227	788	351
Impairment of property and equipment	157	-	-
Amortization of deferred stock compensation	635	771	-
Operating loss	(34)	(628)	(351)
Other expenses	(10)	-	-
Other income	9,698	12,834	-
Financial income (expense), net	(874)	(228)	140

Net income (loss) from continuing operations	8,780	11,978	(211)

Income (loss) from discontinued operations	19	-	-

Net income (loss)	$8,799	$11,978	$(211)

The table below sets forth, for the periods indicated,* financial data, expressed as a percentage of total revenues, which we believe to be significant in analyzing our results of operations.

	2002	2003

Revenues:	100%	100%

Product costs
Research and development expenses, net and development services costs, net	62.3%	65.4%
Selling, marketing, general and administrative expenses	28.1%	29.3%
Impairment of property and equipment	2.0%	-
Amortization of deferred stock compensation	8.0%	28.7%
Operating loss	(0.4)%	(23.3)%
Other expenses	(0.1)%	-
Other income	122.6%	476.9%
Financial income (expense), net	(11.0)%	(8.5)%
Net income (loss) from continuing operations	111.0%	445.1%

Net income (loss) from discontinued operations	0.2%	-

Net income (loss)	111.2%	445.1%

*No data is presented for 2004 because we had no revenues in that year.

Revenues. In 2002 and 2003, we had revenues from development and marketing services of $7.7 million and $2.7 million, respectively, under our agreement with STMicroelectronics, which was in effect from February 2002 to April 2003.  In 2002, all of our royalties and chip sale revenues were generated from ADSL KeyWave™ chips.

Research and development expenses, net and development costs, net.  Research and development expenses consisted primarily of salaries and other personnel-related expenses, consultant expenses, equipment and software depreciation, supplies, overhead expenses and other expenses related to the design and development of our products. Our research and development costs were expensed as incurred. The decrease in 2003 and elimination of research and development expenses in 2004 was the result of the transfer on April 28, 2003 of all employees in connection with the sale of our business to STMicroelectronics.

Selling, marketing, general and administrative expenses.  In 2004, we incurred only general and administrative expenses, which consisted primarily of professional fees and management fees paid to Orckit. In 2002 and 2003, selling, marketing, general and administrative expenses consisted primarily of salaries and other personnel-related expenses for sales and marketing personnel, executive, accounting and administrative personnel, professional fees and other general corporate expenses.

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

Financial income (expenses), net. Financial income consists primarily of interest on marketable securities and bank deposits. In 2002 and 2003, financial expense consisted mainly of interest on the loan received from Orckit during the second half of 2000, which was repaid in 2002 and 2003.

Net income (loss). In 2002, we generated net income of $8.8 million, primarily as a result of payments in the amount of $9.7 million received from STMicroelectronics under our technology transfer agreement, net of transaction expenses.

In 2003, we generated net income of $12.0 million, primarily as a result of a capital gain in the amount of $12.8 million in connection with our asset sale to STMicroelectronics.

In 2004, we had a net loss of $211,000, primarily as a result of our general and administrative expenses in the amount of $351,000, which were partly offset by financial income in the amount of $140,000.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

2000	0.0	(2.7)	2.7
2001	1.4	9.3	(7.8)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8

B. Liquidity and Capital Resources

In June 2000, in connection with our separation from Orckit, we borrowed $20.0 million under a credit facility from Orckit. In 2002, we repaid an aggregate of $13.0 million of outstanding principal. We repaid the balance of $7.0 million in 2003, as well as net accrued interest of $3.0 million. For additional information about this credit facility, please see “–Related Party Transactions” below.

In April 2001, we sold the ASIC business of Silicon Value for total consideration of $21.7 million ($18.0 in the form of cash, of which $16.2 million was paid in 2001 and the remaining $1.8 million was paid in 2002).

In 2002 and 2003, substantially all of our revenues and other income arose from our agreements with STMicroelectronics, including the sale of our business to STMicroelectronics in April 2003.

In addition, in February 2003, the District Court of Tel Aviv approved our application for the repurchase of our ordinary shares at an aggregate price of up to $2.0 million. As of December 31, 2003 and 2004, we repurchased 4,341,154 ordinary shares at an aggregate price of $1.1 million.

We had working capital of $4.0 million as of December 31, 2002, $10.0million as of December 31, 2003 and $9.7million as of December 31, 2004.

In 2002, we had net income of $8.8 million and we generated $9.0 million of cash from operations. In 2003, we had net income of $12.0 million and we used $98,000 in our operations.  In 2004, we had a net loss of $211,000 and we generated $1.3 million of cash from operations.

We generated net cash from investing activities of $1.8 million in 2002, $3.6 million in 2003 and we used $1.8 million in 2004.

In 2002, we had a negative cash flow from financing activities of $13.0 million due to the repayment of $13.0 million of the loan from Orckit. In 2003, we had a negative cash flow from financing activities of $8.2 million, principally due to the repayment of $7.0 million of the loan from Orckit.  In 2004, we did not have any cash flow from financing activities.

Government Grants

Under the Law for the Encouragement of Industrial Research and Development, 1984, or the R&D Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed in accordance with the program.

In 2002, 2003 and 2004, we recognized grants from the Office of the Chief Scientist in the amount of approximately $1.5 million, $ 400,000 and $0, respectively.

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

Our gross research and development expenditures were $6.4 million in 2002, $2.2 million in 2003 and $0 in 2004. In 2002, our research and development expenditures were funded by payments from STMicroelectronics pursuant to our development, marketing and services agreement and from grants in the aggregate amount of $1.5 million from the Office of the Chief Scientist.

D. Trend Information

Not applicable.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2004, we had no contractual obligations of the type required to be disclosed in this section.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of May 31, 2005:

Name	Age	Position

Izhak Tamir	52	Chairman of the Board and Chief Executive Officer
Harel Kodesh	46	External Director
Eric Paneth	55	Director
Irit Gal	53	External Director

The business experience of each of our directors and executive officers is as follows:

Izhak Tamir has served as Chairman of our Board of Directors since February 2000 and as our Chief Executive Officer since August 2003.  He has served as President and a Director of Orckit since its founding in 1990.  From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion and an M.B.A. from Tel Aviv University.

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

Eric Paneth has served as one of our Directors since February 2000 and served as our President from February 2000 to June 2000.  Mr. Paneth has also served as Chairman of the Board of Directors and Chief Executive Officer of Orckit since its founding in 1990.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc., in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Israel Institute of Technology, commonly known as the Technion.

Irit Gal  has served as one of our external directors since August 2003. Since September 2002, she has served as an Associate at Stanford University, California, Office of Technology Licensing. Prior to that, she served as a director and a manager for investments and strategic relations of ZettaLight, an optical communications company. From May 2000 to February 2002, she served as Vice President of Runway Telecom Ventures, an Israeli-based venture capital fund founded by Alcatel and others. From June 1999 to 2000, she served as Vice President for marketing and business development of Ceramight Composites, which operates in the area of ceramic composites. From 1997 to 1999, she served as a manager with PricewaterhouseCoopers in the areas of business development and corporate finance for technology companies.  Ms. Gal holds B.S. and M.S. degrees in Chemical Engineering from the Technion and an M.A. degree in Economics from Queens College of the City University of New York.

There are no family relationships between any director or senior manager. There are no arrangements or understandings between any director or senior manager and any other person pursuant to which the director or senior manager was selected.

B. Compensation

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (four persons)who served in the capacity of director or executive officer in the year ended December 31, 2004, was approximately $18,000.

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

According to the Companies Law, a company’s chairman of the board may not serve as its chief executive officer, unless otherwise approved by the shareholders for periods of up to three years.  The required shareholder approval is a majority of the shares voted on the matter, provided that at least two-thirds of the shares of non-controlling shareholders voted in favor or no more than 1% of the shares of non-controlling shareholders voted against.  At the shareholder meeting held in August 2003, our shareholders resolved to allow Mr. Tamir, our chairman, to serve also as our chief executive officer for a period of up to three years. Mr. Tamir did not receive any compensation for serving in such office during 2003 or 2004.

Our directors are elected at annual meetings of our shareholders by a vote of the holders of a majority of the ordinary shares voting thereon. Generally, our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were elected. Directors may be removed earlier from office by resolution passed at a general meeting of our shareholders.Pursuant to the Israeli Companies Law, external directors are elected by shareholders for a three-year term and may be re-elected by shareholders for an additional three-year term.

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

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date any affiliation with:

•	the company;

•	any entity controlling the company; or

•	any entity controlled by the company or by its controlling entity.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

No person can serve as an external director if the person’s position or other business creates, or may create conflict of interests with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Election Of External Directors

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

•	the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one external director, except for the audit committee which is required to include all the external directors. Irit Gal commenced her first term as an External Director on August 28, 2003, and Harel Kodesh commenced his second term as an External Director on September 28, 2003.

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

•	the chairman of the board of directors; and

•	a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

The role of the audit committee is to examine flaws in the management of the company’s business, in consultation with the internal auditor and the company’s independent accountants, suggest remedial action and to approve specified related party transactions. Our audit committee consists of our two external directors and one additional director, Eric Paneth.

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

Internal Auditor

Our board of directors has appointed an internal auditor.  Under the Companies Law, the role of the internal auditor is to examine, among other things, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager.

Approval of Specified Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.  The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

Disclosure of Personal Interest of an Office Holder

The Israeli Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under the Companies law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	otherwise than on market terms; or

•	that is likely to have a material impact of the company’s profitability, assets or liabilities.

Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company’s interest may not be approved.

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

Disclosure of Personal Interests of a Controlling Shareholder

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including, for this purpose, a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

•	at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

Shareholders generally have the right to examine any document in the company’s possession pertaining to any matter that requires shareholder approval.

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

E. Share Ownership

As of May 31, 2005, Messrs. Eric Paneth and Izhak Tamir, each, directly or through a wholly owned company, owns 2,965,105 ordinary shares and options to purchase 220,000 of our ordinary shares at NIS 0.10 per share, which is the par value of the ordinary shares. The options are fully vested and will expire on the earlier of ten years following the date of grant and six months following termination of the holder’s directorship. Accordingly, each of Messrs. Paneth and Tamir beneficially owns approximately 13.3% of our ordinary shares. Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

Share Incentive Plan

We have a Share Incentive Plan pursuant to which options may be granted to directors, officers, key employees, consultants and contractors of Tikcro. This share option plan is administered by our compensation committee, which is empowered, among other things, to recommend to our board of directors the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors or the compensation committee, options granted under the share option plan are non-assignable except by the laws of descent. Under the share option plan, the grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

As of May 31, 2005, we had outstanding options to purchase a total of 640,000 ordinary shares. All of these options are held by our directors.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 31, 2005 (unless otherwise specified), by each person who is known to own beneficially more than 5% of the outstanding ordinary shares. The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)

Eric Paneth(2)	3,185,105	13.3%
Izhak Tamir(2)	3,185,105	13.3%
Steven N. Bronson(3)	1,857,639	7.8%

(1)	Based on 23,726,401 ordinary shares outstanding on May 31, 2005.
(2)	Includes 220,000 ordinary shares issuable upon the exercise of options that are exercisable currently or within the next 60 days.
(3)	Based on a Schedule 13D filed on February 3, 2005.

Clal Electronics Industries Ltd. and affiliates filed a Schedule 13D on February 14, 2003 reporting that they beneficially own 4.7% of our outstanding ordinary shares.  On June 30, 2000, they beneficially owned 12.9%, on April 30, 2001 they beneficially owned 14.4% and on May 31, 2002 they beneficially owned 10.1% of our outstanding ordinary shares.

As of June 22, 2005, there were 71 holders of record of our ordinary shares in the United States who collectively held approximately 74.7% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

Relationship between Tikcro and Orckit

Tikcro and Orckit, except as otherwise contemplated in the agreements referred to below, operate independently of one another as separate public companies.

We believe that all of the agreements described below have been entered into on terms similar to terms that would be obtained from independent third parties.

The following is a summary of the material terms of the agreements entered into by Tikcro and Orckit which define their ongoing relationship and is qualified in its entirely by reference to the text of the agreements which are filed or incorporated by reference as exhibits to this report. See Item 19 – “Exhibits”.

Our Obligation to Issue Shares upon Conversion of Orckit’s Notes

On March 13, 2000, Orckit raised approximately $125 million in a private placement of 5.75% convertible subordinated notes due April 2005. Holders of the notes were entitled to convert the notes into the ordinary shares of Orckit and Tikcro, at a conversion rate of 11.7481 ordinary shares of Tikcro per $1,000 principal amount of notes. In 2001, Orckit converted notes that it repurchased from holders and has received from us an aggregate of 364,191 ordinary shares upon said conversions, as per the conversion ratio of the notes. On April 1, 2004, Orckit redeemed the balance of the notes. Today, we have no obligations to issue shares in respect of the Orckit’s notes.

Services Agreement

On July 1, 2003, Tikcro signed a Services Agreement with Orckit for administrative services, including bookkeeping and office services, as well as for certain services related to the evaluation of prospective opportunities for a business combination. Total fees to Orckit for such services in 2003 and 2004 were $25,000 per quarter. In 2005 the fees were reduced to $18,000 per quarter.

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

Calendar Year	Price Per Share

	High	Low

2000 (commencing June 26, 2000)	$20.25	$1.50
2001	3.53	0.23
2002	0.43	0.12
2003	0.45	0.12
2004	0.61	0.30

Calendar Period	Price Per Share

	High	Low

2005

First Quarter	0.56	0.31

2004

First Quarter	0.61	0.32

Second Quarter	0.39	0.32

Third Quarter	0.34	0.31

Fourth Quarter	0.38	0.30

2003

First Quarter	0.22	0.12

Second Quarter	0.34	0.15

Third Quarter	0.34	0.25

Fourth Quarter	0.45	0.27

Calendar Month	Price Per Share

	High	Low

2005

May	0.40	0.36

April	0.44	0.36

March	0.56	0.35

February	0.56	0.33

January	0.35	0.31

2004

December	0.38	0.32

B. Plan of Distribution

Not applicable

C. Markets

Our ordinary shares are quoted on the OTC Bulletin Board under the symbol TKCRF.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

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

Transfer of Shares and Notices

Fully paid ordinary shares may be freely transferred pursuant to our articles of association unless the transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, shareholders of record will be provided at least 21 calendar days’ prior notice of any general shareholders meeting.

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

Voting, Shareholders’ Meetings and Resolutions

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

Duties of Shareholders

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards us and other shareholders and to refrain from abusing his power in Tikcro, such as in voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of our authorized share capital;

•	a merger; or

•	approval of certain actions and transactions which require shareholder approval.

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

Mergers and Acquisitions under Israeli Law

The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company. This requirement does not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If as a result of a full the tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

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

Indemnification, Exculpation and Insurance of Office Holders

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into an insurance contract which would provide coverage for any monetary liability incurred by any of our office holders, with respect to an act performed in the capacity of an office holder for:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person.

Indemnification of Office Holders

The Companies Law provides that we may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

•

a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by the court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances.

•

reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or the imposition of any financial liability in lieu of criminal proceedings other than with respect to a criminal offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court in connection with:

•	proceedings we institute against him or that are instituted on our behalf or by another person;

•	a criminal charge from which he is acquitted; or

•	a criminal proceeding in which he is convicted of an offense that does not require proof of criminal intent.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•

a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

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

C. Material Contracts

The agreements that we entered into with Orckit are summarized below under Item 7.B “Major Shareholders and Related Party Transactions–Related Party Transactions” and also are incorporated by reference as exhibits to this report.

We entered into an asset purchase agreement, dated as of April 28, 2003, with STMicroelectronics NV, and its Israeli subsidiary, ST Microelectronics Ltd. STMicroelectronics is a large, multi-national semiconductor company headquartered in Geneva and listed on the New York Stock Exchange. Under the asset purchase agreement, STMicroelectronics acquired all of our assets and assumed all of our liabilities other than the following liabilities: (i) our financial indebtedness (including our debt to Orckit); (ii) our liabilities towards our subsidiaries and our subsidiaries’ liabilities to us; (iii) tax liabilities (other than value added tax, if any, which is to be borne by STMicroelectronics); (iv) liabilities towards the Office of Chief Scientist with respect to our development, marketing and services agreement with STMicroelectronics; and (v) any other liability which is actually known to us and not disclosed to STMicroelectronics.

The purchase price for the acquisition of our business was $12.0 million plus the assumption of certain liabilities and subject to certain adjustments. STMicroelectronics hired most of our employees under terms of employment substantially identical to the terms under which we had employed these employees.

We undertook additional covenants in the asset purchase agreement, including the following: (i) the obligation to change our corporate name to a name that does not include the word “Tioga”; (ii) the obligation not to engage, for a period of three years, in any business that competes with our business as conducted prior to the closing of the asset purchase agreement; and (iii) the obligation not to solicit, for a period of two years, the services of any employee of STMicroelectronics previously employed by us or to otherwise interfere with the relationship between STMicroelectronics and any such employees.

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

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences arising from the purchase, ownership and disposition of our ordinary shares that are relevant to shareholders who are “U.S. holders,” as defined below. This summary is based upon current law, including the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions relating thereto, and the current U.S-Israeli treaty relating to taxes on income and capital gains, all of which are subject to change or differing interpretations, possibly on a retroactive basis. This summary is limited to U.S. federal income tax law, and does not consider estate or gift tax consequences, U.S. state or local tax consequences, or taxation under the laws of any other jurisdiction. This summary is further limited to U.S. holders that hold our shares as capital assets within the meaning of Section 1221 of the Code, and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances (e.g., persons who acquired our shares as compensation) or to certain types of U.S. holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or currencies, tax-exempt plans and organizations, regulated investment companies, life insurance companies, banks, other financial institutions, U.S. holders who own, directly, indirectly or constructively, 10% or more of our voting shares, U.S. holders holding our shares as part of a “straddle,” “hedge” or “conversion transaction,” or certain individuals who are former citizens or former long-term residents of the United States. Accordingly, shareholders are urged to consult with their own tax advisors to determine the tax consequences applicable to their individual situations.

The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds our ordinary shares generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

For purposes of the following discussion, a “U.S. holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state or the District of Columbia;

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) the administration of the trust is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Sale or Exchange of Our Shares

A U.S. holder’s sale or exchange of our shares generally will result in the recognition of capital gain or loss by such U.S. holder in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in our shares sold, although a portion of any gain may be recharacterized as ordinary income under the PFIC rules, discussed below. Gain or loss realized on the sale of our shares will be long-term capital gain or loss if the U.S. holder’s holding period for our shares is more than one year at the time of the sale or exchange; otherwise such gain or loss will be short-term capital gain or loss. Long-term capital gains of individuals are subject to U.S. federal income tax at preferential rates, which have been reduced for long-term capital gains recognized on or after May 6, 2003, and before January 1, 2009. Short-term capital gains are taxed at rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. In general, unless a U.S. holder is subject to the Israeli capital gains tax on the sale or exchange of our shares as discussed below, any capital gain recognized by a U.S. holder upon such sale or exchange will be treated as U.S. source income for U.S. foreign tax credit purposes.

Treatment of Dividend Distributions

For U.S. federal income tax purposes, subject to the PFIC rules, discussed below, the gross amount of any distribution, including the amount of any Israeli taxes withheld therefrom, paid to a U.S. holder with respect to our shares will be included in his, her or its ordinary income to the extent that the dividends are paid out of our current or accumulated earnings and profits, as determined based on U.S. federal income tax principles. These dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under Section 243 of the Code. Because we expect to be treated as a PFIC, as discussed below, we do not expect that our dividends will eligible to be treated as “qualified dividend income,” which is subject to tax at reduced rates for shareholders that are individuals, estates or trusts.

Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. holder’s tax basis in our shares to the extent thereof and then as a gain from the sale of our shares.

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

Dividends paid to a U.S. holder with respect to our shares will be treated as foreign source dividend income for U.S. foreign tax credit limitation purposes. At the election of a U.S. holder, any Israeli withholding tax imposed on such dividends will be eligible for credit against such U.S. holder’s U.S. federal income tax liability, subject to the general conditions and limitations imposed on foreign tax credits. However, a credit generally will not be available to the extent the Israeli rate of tax on such dividends exceeds the U.S. rate of tax thereon. A credit also will not be available to the extent the U.S. holder has not held the shares with respect to which the dividend is paid for at least 16 days of the 31 day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on our shares are not counted toward meeting the 16-day holding period required by the statute. A U.S. holder not electing to claim a credit for foreign taxes generally will be entitled to a deduction for any withholding taxes imposed on dividends.

The calculation of allowable foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid involve the application of rules that depend on a U.S. holder’s particular circumstances, and also may be complicated by the application of the PFIC rules, discussed below. Accordingly, U.S. holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

Passive Foreign Investment Company Status

Generally, we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of our gross income is passive in nature, or (ii) on average for such tax year, 50% or more of our assets (by value or, if we so elect in certain circumstances, by adjusted tax basis) produce or are held for the production of passive income. We believe we did not satisfy either of the above tests for PFIC status in 2002. However, it is highly likely that we were properly classified as a PFIC in 2003 and 2004, and we believe it is likely that we will be properly classified as a PFIC in 2005.

If we are treated as a PFIC for U.S. federal income tax purposes for any portion of the period in which a U.S. holder owns our ordinary shares, then, as to such U.S. holder who does not make a QEF Election (as described below):

Excess distributions by us will be taxed in a special way. “Excess distributions” are amounts received by a U.S. holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. holder from us in the shorter of either the three previous years or such U.S. holder’s holding period for ordinary shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. holder has held our stock. A U.S. holder must include in its gross income for the current taxable year, as ordinary income, amounts allocated to the current taxable year or to a prior tax year in which we were not a PFIC. A U.S. holder must pay tax on amounts allocated to each prior taxable year in which we were a PFIC at the highest rate in effect for that year on ordinary income plus an interest charge at the rate applicable to tax deficiencies.

The entire amount of gain that is realized by a U.S. holder upon the sale or other disposition of our shares will be treated in the same manner as an excess distribution and would be subject to tax as described above, at ordinary income rates.

The tax basis in shares of our stock that were acquired from a decedent who was a U.S. holder will not receive a step-up to fair market value as of the date of the decedent’s death but will instead be equal to the decedent’s basis, if lower.

A U.S. holder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which he, she or it holds stock in a PFIC, generally by attaching the form to a timely filed U.S. federal income tax return.

For any tax year in which we are determined to be a PFIC, a U.S. holder may elect to treat our shares as an interest in a qualified electing fund (a “QEF Election”), in which case the U.S. holder will be required to include in income currently his, her or its proportionate share of our ordinary earnings and net capital gain in years in which we are a PFIC regardless of whether distributions of such earnings and gain are actually distributed to such U.S. holder, but any gain subsequently recognized upon the sale by such U.S. holder of our shares generally will be taxed as capital gain and the denial of the basis step-up at death described above will not apply. A QEF election, once made, will apply with respect to the electing U.S. holder’s holding of our shares in all subsequent taxable years.

The PFIC rules also provide a “mark-to-market” election for certain PFIC stock as an alternative to a QEF Election. However, the mark-to-market election generally applies only to stock that is traded on certain qualified exchanges. Because of the delisting of our shares from the Nasdaq National Market and the Tel Aviv Stock Exchange, U.S. holders generally will not be able to make a mark-to-market election with respect to our stock.

U.S. holders, especially U.S. holders of our ordinary shares as of January 1, 2003, should consult their own tax advisors regarding the eligibility, manner and advisability of making a QEF Election or a mark-to-market election if we are treated as a PFIC.

Information Reporting and Backup Withholding

Any dividends paid on our shares, and payments of the proceeds of a sale of our shares, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at the rate of 28% unless (i) the payor is entitled to, and does in fact, presume the U.S. holder of our shares to be a corporation or other exempt recipient or (ii) the U.S. holder provides a taxpayer identification number on a properly completed Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the U.S. holder files a timely federal income tax return and furnishes the required information to the Internal Revenue Service.

Israeli Tax Considerations

The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us. This section also contains a discussion of certain Israeli tax consequences to persons acquiring ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to certain types of investors subject to special treatment under Israeli law, such as traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting share capital. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in this discussion will be accepted by the tax authorities or the courts. The discussion should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

The Israeli Ministry of Finance recently published a memorandum proposing an amendment to the Israeli Tax Ordinance [New Version], 1961 (“Tax Ordinance”), under which the corporate tax rate will be gradually reduced to 25%, as follows: 31% for the 2006 tax year; 29% for the 2007 tax year; 27% for the 2008 tax year; 26% for the 2009 tax year; and 25% for the 2010 tax year and thereafter. In order to enact such proposal as legislation, it must be approved by the Israeli parliament and published. Because we cannot predict whether, and to what extent, such proposal will eventually be enacted into law, we face uncertainties as to the potential consequences of such proposal.

Stamp Duty

The Israeli Stamp Duty on Documents Law, 1961 (the “Stamp Duty Law”), provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other thing in Israel or to an action that is executed or will be executed in Israel, is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority. An amendment to the Stamp Duty Law that came into effect on June 1, 2003, determines, among other things, that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty. As a result of the aforementioned amendment to the Stamp Duty Law, the Israeli tax authorities have approached many companies in Israel and requested disclosure of all agreements signed by such companies after June 1, 2003, with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice.

In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

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

The Israeli Income Tax Ordinance and regulations promulgated thereunder allow “Foreign-Invested Companies,” which maintain their accounts in U.S. dollars in compliance with the regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. We believe that we qualify as a Foreign Investment Company within the meaning of the Inflationary Adjustments Law. We have not yet elected to measure our results for tax purposes based on the U.S. dollar exchange rate, but may do so in the future.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of any capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index, or in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, capital gains tax is imposed on both individuals and corporations at a general rate of 25% on real gains derived on or after January 1, 2003 (other than gains from the sale of securities listed on a stock exchange). Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis.

The aforementioned memorandum proposing an amendment of the Tax Ordinance, which is intended to come into effect on January 1, 2006, proposes that the tax rate generally applicable to capital gains (other than gains from the sale of securities listed on a stock exchange, as defined for Israeli tax purposes) will be 20% for individuals and corporations, excluding a shareholder holding a controlling interest who shall be subject to a 25% tax rate. Furthermore, it is proposed that a resident of a country that is party to a treaty for the prevention of double taxation with Israel, that acquires securities of an Israeli resident company between July 1, 2005 and December 31, 2008, will be exempt from tax on capital gains derived from the sale of such shares, provided certain conditions are met, including that such gains are not derived in a permanent establishment of such shareholder in Israel. As aforesaid, such proposal has yet to be enacted as legislation, and we cannot predict whether, and to what extent, such proposal will eventually be enacted into law.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to a treaty between the governments of the United States and Israel concerning taxes on income, known as the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who holds the ordinary shares as a capital asset and who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax. This exemption does not apply if: (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding the applicable sale, exchange or disposition, subject to specific conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In these cases, the sale, exchange or disposition would be subject to Israel tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the treaty U.S. resident would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is generally withheld at the source at the rate of 25%. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and if such shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend as well as the previous tax year, the maximum Israeli tax on dividends paid to such corporation is 12.5%.

The aforementioned memorandum proposing an amendment of the Tax Ordinance, proposes to reduce the tax rate applicable to distributions of dividends to a rate of 20% for individuals and non-Israeli residents, excluding a shareholder holding a controlling interest who shall continue to be subject to a 25% tax rate on such distributions.

A non-resident of Israel who receives interest or dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempted from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

Israel presently has no estate or gift tax.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents On Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

General

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate most of our financial income in U.S. dollars but incur some of our expenses and part of our other in new Israeli shekels.

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2004, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk Management

As of December 31, 2004, we had $9.8 million of cash and short and long term investments, primarily all of which was linked to the U.S. dollar.

ITEM 12. Description of Securities other than Equity Securities

Not applicable.

PART 2

ITEM 13. Defaults, Dividend Averages and Delinquencies

Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15. Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2004. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our principal executive and financial officer. Based on this evaluation, our principal executive and financial officer has concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

In addition, there were no changes in our internal control over financial reporting that occurred during 2004 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

While all the members of our audit committee are financially literate, our board of directors has not designated any of them as an “audit committee financial expert,” as defined in the applicable regulations. Since we currently have no business operations, our financial reporting process is relatively simple. Accordingly, we believe that our current situation does not justify the appointment of an “audit committee financial expert.”

ITEM 16B. Code of Ethics

Our board of directors has adopted a Code of Ethics. We will provide a copy of our Code of Ethics free of charge to any person who requests one. Such requests may be sent to our offices at 126 Yigal Allon Street, Tel Aviv, Israel, Attention: Chief Executive Officer.

ITEM 16C. Principal Accountant Fees and Services

Audit Fees

For 2003 and 2004, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,

	2004	2003

Audit Fees	$33,500	$28,000
Audit-Related Fees	0	2,000
Tax Fees	16,200	5,000
All Other Fees	0	58,000

Total	$49,700	$93,000

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

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

With respect to each pre-approved service actually requested to be provided, an executive officer is required to notify the Audit Committee in writing and state whether, in the executive officer’s view, the provision of such service by the outside auditor would impair its independence.

The Audit Committee may delegate its pre-approval authority to one or more of its members, subject to ratification by the entire Audit Committee.

ITEM 16D. Exemptions from Listing Standards for Audit Committees

Not applicable.

ITEM 16E.  Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

None.

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

Izhak Tamir
Chief Executive Officer

Date: June 27, 2005

Exhibit Index

Exhibit No.	Exhibit

1.1	Memorandum of Association (a)

1.2	Amended and Restated Articles of Association (a)

4.8	Share Incentive Plan, as amended (b)

4.16	Asset Purchase Agreement, dated April 28, 2003, by and among Tikcro, ST Microelectronics Ltd. and STMicroelectronics NV (c)

4.17	Tikcro Stock Option Plan (amended 2003) (a)

8	List of Subsidiaries (d)

12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 to CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act (d)

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 to U.S.C. 1350, as adopted Section 906 of the Sarbanes-Oxley Act of 2002 (d)

15.1	Consent of Independent Auditor (d)

(a)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2003 (File No. 0-30820).

(b)	Incorporated by reference to Tikcro’s Registration Statement on Form S-8 (File No. 333-12904).

(c)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2002 (File No. 0-30820).

(d)	Filed herewith.

TIKCRO TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TIKCRO TECHNOLOGIES LTD.

        We have audited the accompanying consolidated balance sheets of Tikcro Technologies Ltd. (“the Company”) and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 20, 2005	A Member of Ernst & Young Global

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2003	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$787	$282
Marketable securities (Note 3)	7,096	9,473
Due from STMicroelectronics Ltd. (Note 1)	2,235	146
Other current assets	28	20

Total current assets	10,146	9,921

Total assets	$10,146	$9,921

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Related party - current account (Note 7)	$44	$37
Other current liabilities	137	177

Total current liabilities	181	214

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

SHAREHOLDERS' EQUITY (Note 5):
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at
December 31, 2003 and 2004; Issued: 28,067,555 shares at December 31, 2003
and 2004; Outstanding: 23,726,401 shares at December 31, 2003 and 2004	676	676
Additional paid-in capital	145,360	145,360
Less - treasury shares, at cost (4,341,154 Ordinary shares at December 31, 2003
and 2004)	(1,065)	(1,065)
Accumulated other comprehensive loss	-	(47)
Accumulated deficit	(135,006)	(135,217)

Total shareholders' equity	9,965	9,707

Total liabilities and shareholders' equity	$10,146	$9,921

The accompanying notes are an integral part of the consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share data

	Year ended December 31,
	2002		2003	2004

Revenues:
Development and marketing services (Note 1)		$7,667	$2,691	-
Royalties from a related party (Note 7)		200	-	-
Product		45	-	-

		7,912	2,691	-

Operating costs and expenses:
Research and development expenses, net and development services
costs, net (Notes 1 and 2)		4,927	1,760	-
Selling, marketing, general and administrative expenses		2,227	788	351
Impairment of property and equipment		157	-	-
Amortization of deferred stock compensation *)		635	771	-

Total operating costs and expenses		7,946	3,319	351

Operating loss		(34)	(628)	(351)
Other expenses		(10)	-	-
Other income (Note 1)		9,698	12,834	-
Financial income (expenses), net (Note 9)		(874)	(228)	140

Net income (loss) from continuing operations		8,780	11,978	(211)

Discontinued operations
Income from discontinued operations net of income tax provision of
$ (157), $ 0 and $ 0 for the years ended December 31, 2002,
2003 and 2004, respectively		19	-	-

Net income (loss)		$8,799	$11,978	$(211)

Net earnings (loss) per share (Note 8):

Basic net earnings (loss) per share from continuing operations		$0.35	$0.50	$(0.01)
Basic net earnings (loss) per share from discontinued operations	**)	-	-	-

Basic net earnings (loss) per share (Note 8)		$0.35	$0.50	$(0.01)

Diluted net earnings (loss) per share from continuing operations		$0.31	$0.47	$(0.01)
Diluted net earnings (loss) per share from discontinued operations	**)	-	-	-

Diluted net earnings (loss) per share		$0.31	$0.47	$(0.01)

*)	Amortization of deferred stock compensation related to the following operating expenses: research and development expenses, net and development services costs net of $ 387, $ 47 and $ 0 for the years ended December 31, 2002, 2003 and 2004, respectively; selling, marketing, general and administrative expenses of $ 248, $ 724 and $ 0 for the years ended December 31, 2002, 2003 and 2004, respectively.

**)	Less than $ 0.01.

The accompanying notes are an integral part of the consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Outstanding Ordinary shares		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive loss	Treasury shares	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity (deficiency)
	Shares	Amount

Balance at January 1, 2002	24,555,779	$590	$146,029	$(1,830)	$-	$-	$(155,783)		$(10,994)

Exercise of stock options	469,657	10	2	-	-	-	-		12
Deferred stock compensation	-	-	(424)	424	-	-	-		-
Amortization of deferred stock
compensation related to
repriced options	-	-	-	635	-	-	-		635
Comprehensive income:
Net income	-	-	-	-	-	-	8,799	$8,799	8,799

Total comprehensive income								$8,799

Balance at December 31, 2002	25,025,436	600	145,607	(771)	-	-	(146,984)		(1,548)
Exercise of stock options	3,042,119	76	2	-	-	-	-		78
Amortization of deferred stock
compensation related to
repriced options	-	-	-	771	-	-	-		771
Purchase of Orckit's subordinated
notes	-	-	(249)	-	-	-	-		(249)
Purchase of treasury shares	(4,341,154)	-	-	-	-	(1,065)	-		(1,065)
Comprehensive income:
Net income	-	-	-	-	-	-	11,978	$11,978	11,978

Total comprehensive income								$11,978

Balance at December 31, 2003	23,726,401	676	145,360	-	-	(1,065)	(135,006)		9,965

Comprehensive loss:
Unrealized losses on
available-for-sale
marketable securities	-	-	-	-	(47)	-	-	$(47)	(47)
Net loss	-	-	-	-	-	-	(211)	$(211)	(211)

Total comprehensive loss								$(258)

Balance at December 31, 2004	23,726,401	$676	$145,360	$-	$(47)	$(1,065)	$(135,217)		$9,707

The accompanying notes are an integral part of the consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004

Cash flows from operating activities:

Net income (loss)	$8,799	$11,978	$(211)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	348	109	-
Loss from sale of property and equipment	10	-	-
Realized losses on available-for-sale marketable securities	-	-	113
Decrease in dues from STMicroelectronics Ltd.	21	681	1,000
Increase in trade receivables	(1,671)	-	-
Decrease in other current assets	950	343	124
Decrease in inventories	22	12	-
Increase (decrease) in trade payables	(776)	99	-
Increase (decrease) in related party - current account	460	(630)	(7)
Increase (decrease) in other current liabilities and employees
and payroll accruals	(159)	(611)	40
Accrued interest on marketable securities	-	-	200
Impairment of property and equipment	157	-	-
Accrued severance pay, net	(26)	(16)	-
Amortization of deferred stock compensation	635	771	-
Loss from disposal of SVL business	300	-	-
Gain from sale of the Company's intellectual property	(9,698)	-	-
Gain from sale of the Company's business	-	(12,834)	-

Net cash provided by (used in) operating activities	(628)	(98)	1,259

Cash flows from investing activities:

Purchase of available - for - sale marketable securities	-	(7,096)	(9,500)
Proceeds from realization of available-for-sale marketable
securities	-	-	6,763
Purchase of property and equipment	(53)	(10)	-
Proceeds from sale of property and equipment	19	-	-
Decrease (increase) in long-term lease deposits	(1)	28	-
Proceeds from disposal of SVL business	1,800	-	-
Proceeds from sale of the Company's intellectual property	9,698	-	-
Proceeds from sale of the Company's business	-	10,640	973

Net cash provided by (used in) investing activities	11,463	3,562	(1,764)

Cash flows from financing activities:

Proceeds from exercise of stock options	12	78	-
Purchase of Orckit's subordinated notes	-	(249)	-
Payment of long-term loan from a related party	(13,000)	(7,000)	-
Purchase of treasury shares	-	(1,065)	-

Net cash used in financing activities	(12,988)	(8,236)	-

Decrease in cash and cash equivalents	(2,153)	(4,772)	(505)
Cash and cash equivalents at the beginning of the year	7,712	5,559	787

Cash and cash equivalents at the end of the year	$5,559	$787	$282

Supplemental disclosure of cash flows activities:

Cash paid during the year for interest	$2	$2,999	-

Cash paid (refunded) during the year for taxes	$(157)	$5	$(3)

The accompanying notes are an integral part of the consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL

Tikcro Technologies Ltd. (“the Company” or “Tikcro”) was incorporated in 1999, under the laws of Israel. Tikcro had a wholly-owned subsidiary, Silicon Value (S.V.) Ltd. (“SVL”), which has been voluntarily liquidated. SVL had a wholly-owned U.S. subsidiary, Tikcro Technologies Inc. Both subsidiaries were inactive since 2003.

The Company has no business activities and it is actively pursuing investment opportunities.

On January 30, 2000, the board of directors of Orckit Communications Ltd. (“Orckit”) decided to execute a plan of separation (“the plan” or “the spin-off”) under Section 350 of Israel’s Companies Law, pursuant to which, Orckit will be formally divided into two separate companies: (i) Tikcro (previously “Tioga”) which would own substantially all of Orckit’s semiconductor chip business, and (ii) Orckit itself, which would continue to own and operate its telecom equipment and other businesses

In April 2001, the Company sold the ASIC division of its wholly-owned subsidiary SVL.

In September 2001, the Board of Directors of the Company decided to liquidate SVL, which became an inactive company.

In February 2002, the Company entered into three strategic agreements with STMicroelectronics NV and its Israeli subsidiary STMicroelectronics Ltd. (collectively “ST”), a technology transfer agreement, a development, marketing and services agreement and an option agreement.

Pursuant to the technology transfer agreement, the Company granted ST certain co-ownership rights in its then existing intellectual property in the DSL field and ownership rights over its products, including certain products that were still under development and its rights under certain design wins in consideration of approximately $ 10,000. With respect to the technology transfer agreement, the Company recorded in 2002 $ 9,698, net of transaction expenses, as other income.

Pursuant to the development, marketing and services agreement (“services agreement”), the Company was required to provide research and development and marketing services to ST in the DSL field as determined by ST from time to time as detailed in this agreement. In consideration of the performance of these services during the term of the agreement, ST paid the Company $ 2,000 for every quarter in which the services were rendered, commencing January 15, 2002. The services agreement was subsequently extended until April 28, 2003. The Company recorded such fees as revenues (see also Note 7).

As a result of these agreements, the Company’s activities consisted primarily of development and marketing services provided to ST. The Company ceased to conduct its business as an independent DSL chip developer and manufacturer.

Pursuant to the option agreement, Tikcro granted to ST the right to acquire Tikcro’s business via a merger or a sale of Tikcro’s assets. On January 15, 2003, ST exercised its option. According to the exercise notice, ST elected to acquire Tikcro’s business as an asset deal.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL (Cont.)

On April 28, 2003, the Company and ST entered into the asset purchase agreement. Under the asset purchase agreement, ST acquired all of the Company’s assets (“the acquired assets”) in consideration of $ 12,000 and, in addition, it assumed all of its liabilities other than the following liabilities: the Company’s financial indebtedness (including the debt to Orckit); the Company’s liabilities towards its subsidiaries and the subsidiaries’ liabilities to the Company; tax liabilities (other than Value Added Tax, if any, which under the agreement is to be borne by ST); liabilities towards the Office of Chief Scientist in Israel’s Ministry of Industry and Trade with respect to the services agreement with ST and any other liability if actually known to the Company but is not disclosed to ST in the asset purchase agreement or in the financial statements as of April 28, 2003. With respect to the asset purchase agreement, the Company recorded in 2003 the capital gain of $ 12,834 as other income.

As part of the asset purchase agreement, ST hired most of the Company’s employees. The Company has undertaken additional covenants in the asset purchase agreement including: the obligation to change the Company’s corporate name to a name that does not include the word “Tioga”; the obligation not to engage, for a period of three years, in any business that competes with the Company’s business as conducted prior to April 28, 2003; and the obligation not to solicit, for a period of two years, the services of any employee of ST previously employed by the Company or to otherwise interfere with the relationship between ST and any such employees.

Upon the closing of the asset purchase agreement, the Company ceased its DSL activities and all the Company’s operations were discontinued.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

a.	Use of estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The revenues of the Company were generated in U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s cash flow transactions is incurred in dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.	Marketable securities:

Management determines the classification of investments in marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2004, all marketable securities covered by Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS No. 115”) were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

f.	Property and equipment:

Property and equipment were stated at cost, net of accumulated depreciation. Depreciation was calculated by the straight-line method over their estimated useful lives, at the following annual rates:

%

Computers, software and related equipment	33
Office furniture and equipment	7 - 15
Over the lesser term of the
Leasehold improvements	lease or useful life

g.	Research and development costs:

Research and development costs, net, of grants received, were charged to the statement of operations as incurred.

h.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Revenue recognition:

In 2002 and 2003, the Company generated its revenues mostly from development and marketing services.

Revenues from research and development services were recognized at the time they were rendered (see also Note 1).

j.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects were recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development expenses. Research and development grants recognized amounted to $ 1,468, $ 394 and $ 0 in 2002, 2003 and 2004, respectively.

k.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation” (“SFAS No. 148”), which amended certain provisions of SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under SFAS No. 123, pro forma information regarding net income (loss) and net earnings (loss) per share is required and has been determined as if the Company had accounted for its employee options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation Model, with the following weighted-average assumptions for 2002 and 2003: expected volatility of 83% and 66%, respectively, risk-free interest rates of 4% and 2%, respectively, dividend yield of 0% for each year and a weighted-average expected life of the option of three years for each year.

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,
	2002	2003	2004

Net income (loss) as reported	$8,799	$11,978	$(211)
Add: Total stock based compensation - intrinsic
value	635	771	-
Deduct: Total stock based compensation
determined under fair value based method for
all awards	(2,533)	(2,106)	-

Pro forma net income (loss)	$6,901	$10,643	$(211)

Basic net earnings (loss) per share as reported	$0.35	$0.50	$(0.01)

Diluted net earnings (loss) per shares as reported	$0.31	$0.47	$(0.01)

Pro forma basic net earnings (loss) per share	$0.28	$0.44	$(0.01)

Pro forma diluted net earnings (loss) per share	$0.25	$0.42	$(0.01)

l.	Severance pay:

The Company’s liability for severance pay was calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees were entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability was fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies was recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2002, 2003 and 2004 amounted to approximately $ 476, $ 128 and $ 0, respectively.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, other current assets and liabilities approximate their fair value due to the short-term maturity of such instruments.

The fair value for marketable securities is based on quoted market price (see Note 3).

n.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings per Share” (“SFAS No. 128”).

The total number of shares related to outstanding options, warrants and subordinated convertible notes, excluded from the calculation of the diluted net earnings (loss) per share for the years ended December 31, 2002, 2003 and 2004, were 5,729,217, 0 and 640,000, respectively.

o.	Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, and available-for-sale marketable debt securities.

Cash and cash equivalents are invested in major banks in Israel in U.S. dollars. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s marketable securities include investments in debentures of the U.S. government. Management believes that those companies are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

p.	Treasury shares:

The Company repurchases its Ordinary shares from time to time on the open market and from employees who exercise their options, and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction in shareholders’ equity.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Impact of recently issued accounting standards:

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In FASB Staff Position on EITF 03-1-1, the Board directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in EITF 03-1. The disclosure requirements are effective only for annual periods ending after June 15, 2004. The Company does not believe the impact will be significant to the Company’s overall results of operations or financial position.

On December16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), “Share Based Payment”, which is revision of FASB Statement No. 123, “Accounting for Stock Based Compensation”. SFAS 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flow”. Generally, the approach in SFAS 123R is similar to the approach described in Statement 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.

SFAS 123R must be adopted no later than July 1, 2005. Early adoption is permitted in periods in which financial statement have not yet been issued. The Company expects to adopt SFAS 123R on July 1, 2005.

SFAS 123R permits companies to adopt its requirement using one of the two methods:

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123R for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested in the effective date.

2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based in the amounts previously recognized under SFAS 123R for purposes of pro forma disclosures either: (a) all prior periods presented or (b) prior interim period of the year of adoption.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company plans to adopt SFAS 123R using the modified prospective method. As permitted by SFAS 123, the Company currently accounts for share based payments to employees using APB 25‘s intrinsic value method and, as such, generally recognizes no compensation cost for employees stock options. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact in the Company’s result of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share in k. above to the Company’s financial statements.

NOTE 3:	–	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31,
	2003				2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Available-for-sale:
Government debentures	$7,096	$-	$-	$7,096	$9,520	$-	$(47)	$9,473

The Company’s management believes that the unrealized losses are considered temporary as the decline per bond is considered insignificant. The unrealized losses on the Company’s are caused due to interest rate increases. Since the Company has the ability and intent to hold these investments until a recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2004. In addition, the unrealized losses are in continuous position for a period not more than twelve months.

NOTE 4:	–	COMMITMENTS AND CONTINGENT LIABILITIES

Directors and officers indemnification agreements:

The Company, from time to time, has entered into indemnification agreements with several of its directors and officers in which the Company undertakes to indemnify them, to the fullest extent permitted by law, for acts taken or omitted by them in their respective capacities as directors or officers of the Company or its subsidiaries. Pursuant to these agreements, the obligations of the Company remain in effect even after the termination of the directors and officers services to or employment with the Company.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	–	SHAREHOLDERS’ EQUITY

a.	Ordinary shares:

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

b.	Stock option plans:

1.	Under the Company’s stock option plan (“the plan”) options may be granted to employees, officers, consultants and directors of the Company or its subsidiaries.

2.	As of December 31, 2004, an aggregate of 7,375,589 of the Company’s options are still available for future grant.

3.	The options granted generally become fully exercisable after four years and expire no later than 10 years from the approval date of the option plan under terms of grant. Any options, which are forfeited or cancelled before expiration, become available for future grants.

The following is a summary of the Company’s stock options granted:

	Year ended december 31,
	2002		2003		2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the
beginning of the
year	5,358,513	$0.36	4,220,219	$0.44	640,000	$0.11
Granted	15,500	$0.17	200,000	$0.29	-	$-
Exercised	(457,169)	$0.02	(2,873,859)	$0.03	-	$-
Forfeited	(696,625)	$0.08	(906,360)	$2.00	-	$-

Outstanding at the
end of the year	4,220,219	$0.44	640,000	$0.11	640,000	$0.11

Exercisable options
at the end of the
year	2,538,917	$0.56	440,000	$0.02	523,333	0.07

All options granted during 2002 and 2003, were at an exercise price that is equal to the fair value of the stock at the grant date.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	–	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2004, have been separated into ranges of exercise price as follows:

Exercise price	Options outstanding as of december 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of december 31, 2004	Weighted average exercise price of options exercisable

$0.02	440,000	5.8	$0.02	440,000	$0.02
$0.29	200,000	8.5	$0.29	83,333	$0.29

	640,000	6.6	$0.11	523,333	$0.07

Following the assets purchase agreement, all outstanding options, other than the 640,000 options mentioned above held by directors, were either exercised or forfeited as of December 31, 2004.

c.	In April 2001, the Board of Directors of the Company resolved to reprice stock options of certain of its employees and employees of Orckit. The exercise price of the repriced stock options is NIS 0.10 which is the par value of the Ordinary shares. The Company had a new measurement date and consequently recorded deferred stock compensation of $ 3,374. During 2002, 2003 and 2004, $ 635, $ 771 and $ 0, respectively was amortized to the statement of operations.

d.	In March 2000, Orckit issued a $ 125,000 aggregate principal amount of its 5.75% convertible subordinated notes due in April 2005. Holders of the notes were entitled to convert each $ 1 principal amount of the notes into 11.7481 Ordinary shares of Orckit (which is equivalent to a conversion price of $ 85.12 per share) plus 11.7481 Ordinary shares of the Company. The conversion rates with respect to Orckit and the Company were subject to adjustment in certain circumstances, such as changes in the applicable company’s capital structure or upon the issuance by the applicable company of stock dividends or certain cash distribution.

During 2003, Orckit repurchased a $ 75,312 principal amount of the notes. These notes were convertible to 884,774 shares of the Company (the Company’s average price 30 days prior to that date was $ 0.27).

Orckit agreed not to convert the notes for a total consideration of $ 249 that was paid to Orckit by the Company during 2003.

According to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the initial balance sheet classification is based on the concept that contracts that require settlement in shares are equity instruments.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 5:	–	SHAREHOLDERS’ EQUITY (Cont.)

Therefore, according to EITF 00-19, the $ 249 was reduced from the additional paid in capital and classified as equity during 2003.

e.	In February 2003, the Company obtained the required Israeli court approval for a share repurchase program.

The program allows the Company to repurchase its Ordinary shares for an agreed consideration of up to $ 2,000. The purchases will be made from time-to-time at the discretion of management in open market purchases or in privately negotiated transactions. Purchases will depend upon market conditions and may be discontinued at any time.

As of December 31, 2004, the Company repurchased 4,341,154 of its shares (out of which 2,000,000 were purchased from employees) in consideration of $ 1,065 and are recorded as Treasury shares that are presented at cost, and recorded as a reduction in shareholder’s equity, during 2003.

NOTE 6:	–	TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel’s Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel’s CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

b.	The regular corporate tax rate in Israel is 35% commencing July 2004 and 34%, 32%, 30% commencing 2005, 2006 and 2007 and thereafter, respectively.

c.	Deferred taxes on income:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse, which was determined as 30%.

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2003	2004

Deferred tax assets:
Net operating loss and capital loss carryforward	$47,412	$36,000
Valuation allowance	(47,412)	(36,000)

Net deferred tax asset	$-	$-

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 6:	–	TAXES ON INCOME (Cont.)

Management currently believes that since the Company and its subsidiaries have a history of losses it is more likely than not that the deferred tax assets regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

d.	Net operating losses carryforward:

The Company has accumulated operating losses for tax purposes as of December 31, 2004, in the amount of approximately $ 23,000, which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of $ 97,000, which may be carried forward and offset against capital gains for seven years and expire in 2008. There is no assurance that the Israeli tax authorities will accept such position.

e.	The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits.

f.	Net income (loss) from continuing operations consists of the following:

	Year ended December 31,
	2002	2003	2004

Domestic (Israel)	$9,427	$12,012	$(211)
Foreign	(647)	(34)	-

	$8,780	$11,978	$(211)

NOTE 7:	–	RELATED PARTY TRANSACTIONS

The balances with and the results of operations from transactions with related parties, were as follows:

	December 31,
	2003	2004

Balances:

Current account - Orckit	$(44)	$(37)

	Year ended December 31,
	2002	2003	2004

Transactions:

Revenues from development and marketing services to
ST, Switzerland (see Note 1)	$7,667	$2,691	$-
Revenues from products and royalties - ST	$200	$-	$-
Interest on long-term loan - Orckit	$961	$195	$-
Administrative services *)	$-	$50	$100

*) Orckit provides the Company with certain administrative services.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 8:	–	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share.

a.	Numerator:

	Year ended December 31,
	2002	2003	2004

Net income (loss) from continuing operations	$8,780	$11,978	$(211)
Net income from discontinued operations	19	-	-

Numerator for diluted net earnings (loss) per
share - income (loss) available to
shareholders of Ordinary shares	$8,799	$11,978	$(211)

b.	Denominator:

	Year ended December 31,
	2002	2003	2004

Denominator for basic net earnings (loss) per
share - weighted average shares	24,771,743	23,948,650		23,726,401

Effect of dilutive securities:
Employee stock options, Orckit's employee
options, SVL's employee options and options
to service providers	2,012,398	883,000	*)	-
Convertible subordinated notes	1,104,321	457,000	*)	-

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares, assumed conversions and exercise of options and warrants	27,888,462	25,288,650		23,726,401

*)	Antidilutive.

NOTE 9:	–	FINANCIAL INCOME (EXPENSES)

	Year ended December 31,
	2002	2003	2004

Financial expenses:
Interest	$(964)	$(195)	$-
Foreign currency translation adjustments	(51)	(98)	-
Loss from sale of marketable securities	-	-	(113)
Other	(12)	-	(14)

	(1,027)	(293)	(127)

Financial income:
Interest	153	65	267

	$(874)	$(228)	$140