Form 20-F
period 2005-12-31
TIKCRO TECHNOLOGIES LTD
filed 2006-06-26
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ____________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒ Yes    ☐ No

2

PART 1.		1
ITEM 1.	Identify of Directors, Senior Management and Advisors	1
ITEM 2.	Offer Statistics and Expected Timetable	1
ITEM 3.	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the offer and use of proceeds	3
D.	Risk Factors	4
ITEM 4.	Information on the Company	8
A.	History and Development of the Company	8
B.	Business Overview	9
C.	Organizational Structure	9
D.	Property, Plants and Equipment	9
ITEM 4A.	Unresolved Staff Comments	9
ITEM 5.	Operating and Financial Review and Prospects	9
A.	Operating Results	9
B.	Liquidity and Capital Resources	15
C.	Research and Development, Patents and Licenses	16
D.	Trend Information	16
E.	Off-balance Sheet Arrangements	16
F.	Tabular Disclosure of Contractual Obligations	16
ITEM 6.	Directors, Senior Management and Employees	16
A.	Directors and Senior Management	16
B.	Compensation	17
C.	Broad Practices	18
D.	Employees	23
E.	Share Ownership	24

2

ITEM 7.	Major Shareholders and Related Party Transactions	24
A.	Major Shareholders	24
B.	Related Party Transactions	25
C.	Interests of Experts and Counsel	25
ITEM 8.	Financial Information	25
A.	Consolidated Statements and other Financial Information	25
B.	Significant Changes	25
ITEM 9.	The Offer and Listing	26
A.	Offer and Listing Details	26
B.	Plan of Distribution	27
C.	Markets	27
D.	Selling Shareholders	27
E.	Dilution	27
F.	Expenses of the Issue	27
ITEM 10.	Additional information	27
A.	Share Capital	27
B.	Memorandum and Articles of Association	28
C.	Material Contracts	33
D.	Exchange Controls	33
E.	Taxation	33
F.	Dividends and Paying Agents	41
G	Statement by Experts	41
H.	Documents On Display	41
I.	Subsidiary Information	42
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	42
ITEM 12.	Description of Securities other than Equity Securities	42

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

In April 2003, we sold substantially all of our assets and liabilities to STMicroelectronics (other than financial indebtedness) pursuant to an asset purchase agreement, which is described below under Item 10.C “Additional Information – Material Contracts.” Since then, our plan of operation has been to explore the best course of action for Tikcro, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. Accordingly, the data presented below are not indicative of our future operating results or financial position.

	Years Ended December 31,
	2001	2002	2003	2004	2005
	(in thousands, except per share data)

Statement of Operations Data:
Revenues	$1,440	$7,912	$2,691	--	--

Research and development expenses and development
services costs	9,545	6,395	2,154	--	--
Less - royalty-bearing grants	1,571	1,468	394	--	--

Research and development expenses, net and development
services costs, net	7,974	4,927	1,760	--	--
Selling, marketing, general and administrative expenses .	4,067	2,227	788	$351	$233
Impairment of property and equipment	--	157	--	--	--

Amortization of deferred stock compensation(1)	2,252	635	771	--	--

Operating loss	(12,853)	(34)	(628)	(351)	(233)
Other expenses	(16)	(10)	--	--	--
Other income	--	9,698	12,834	--	--
Financial income (expense), net	(1,238)	(874)	(228)	140	237

Net income (loss) from continuing operations	(14,107)	8,780	11,978	(211)	4

Income (loss) from discontinued operations(2)	(4,043)	19	--	--	--

Net income (loss)	$(18,150)	$8,799	$11,978	$(211)	$4

Basic net earnings (loss) per share from continuing
operations	$(0.60)	$0.35	$0.50	$(0.01)	*)

Basic net earnings (loss) per share from discontinued
operations	(0.17)	*)	--	--	--

Basic net earnings (loss) per share	$(0.77)	$0.35	$0.50	$(0.01)	*)

Diluted net earnings (loss) per share from continuing
operations	$(0.60)	$0. 31	$0.47	$(0.01)	*)

Diluted net earnings (loss) per share from discontinued
operations	(0.17)	*)	--	--	--

Diluted net earnings (loss) per share	$(0.77)	$0.31	$0.47	$(0.01)	*)

Number of shares used in computing basic net earnings
(loss) per share	23,604,309	24,771,743	23,948,650	23,726,041	23,726,401

Number of shares used in computing diluted net earnings
(loss) per share	23,604,309	27,888,462	25,288,650	23,726,041	24,184,991

(1)	Amortization of deferred stock compensation related to the following operating expenses: research and development expenses, net and development services costs, net of $1,338, $387, $47, $0 and $0 for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively; and selling, marketing, general and administrative expenses of $914, $248, $724, $0 and $0 for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively.

(2)	For the year 2001, this item includes goodwill amortization in the amount of $2,259 and impairment of property and equipment in the amount of $823.

*)	Represents an amount lower than $0.01.

	December 31,
	2001	2002	2003	2004	2005
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents and short term investments	$7,712	$5,559	$7,883	$9,755	$9,890
Working capital	(4,368)	3,951	9,965	9,707	9,710
Total assets	13,450	9,498	10,146	9,921	9,914
Shareholders equity (deficiency)	(10,994)	(1,548)	9,965	9,707	9,710

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

Our shareholders may be subject to dilution of the value of our shares upon a business combination.

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

We plan to invest the majority of our cash on hand in a variety of financial instruments. If the obligor of any of the instruments we hold default or undergo a reorganization in bankruptcy, we may lose all or a portion of our investment.  This will harm our financial condition.  For information on the types of our investments as of December 31, 2005, see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk Management.”

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

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

—	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

—	the U.S. court is not prohibited from enforcing the judgments of Israeli courts.

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

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

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

There is a high likelihood that we were properly classified for U.S. federal income tax purposes as a passive foreign investment company, or PFIC, for 2005. Our classification as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares, thus causing a reduction in the value of our shares, and could trigger the application of certain United States tax reporting requirements. For U.S. federal income tax purposes, we are treated as a PFIC for any tax year in which either:

—	75% or more of our gross income is passive in nature, or

—	on average for such tax year, 50% or more of our assets (by value or, if we so elect in certain circumstances, by adjusted tax basis) produce, or are held for the production of, passive income.

For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our relatively substantial cash and investment assets, there is a high likelihood that we were properly classified as a PFIC for 2005 under the asset test. We could also be classified as a PFIC for 2006. A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change.

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

Our shareholder bonus rights plan may delay, prevent or make more difficult a hostile acquisition of Tikcro, which could depress our share price.

In September 2005, we adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed to our shareholders. These rights generally will be exercisable and transferable apart from our ordinary shares only if a person or group acquires beneficial ownership of 15% or more of our ordinary shares, or commences a tender or exchange offer upon consummation of which that person or group would hold such a beneficial interest. Once these rights become exercisable and transferable, the holders of rights, other than the person or group triggering their transferability, will be generally entitled to purchase our ordinary shares at a discount from the market price. The rights will expire on December 31, 2015. While these rights remain outstanding, they may make an acquisition of us more difficult and result in delaying or preventing a change in control of Tikcro.

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

Principal Capital Expenditures

Our principal capital expenditures to date have been the purchase of equipment and other fixed assets used in our business. These purchases totaled $10,000 in 2003 and $0 in 2004 and 2005.

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

C. Organizational Structure

We do not have significant subsidiaries.

D. Property, Plants and Equipment

We do not have any material fixed assets.

ITEM 4A.	Unresolved Staff Comments

Not applicable.

ITEM 5.	Operating and Financial Review and Prospects

A. Operating Results

Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Annual Report.

Overview

We were formed as a private Israeli company in December 1999. Prior to our separation from Orckit, our business was operated as a division of Orckit. Our historical business was the design, development and marketing of DSL chips used by manufacturers of telecommunications equipment, and the vast majority of our chip sales were to Orckit.

In February 2002, we entered into three strategic agreements with STMicroelectronics. Pursuant to a technology transfer agreement, we granted STMicroelectronics certain co-ownership rights in our existing intellectual property in the DSL field and ownership rights over our products, including certain products still under development and our rights under certain design wins. Pursuant to a development, marketing and services agreement, we provided research and development and marketing services to STMicroelectronics through April 2003. Pursuant to a one-year option agreement, we granted to STMicroelectronics the right to acquire our business. STMicroelectronics exercised its option and acquired our business in April 2003 pursuant to an asset purchase agreement. In January 2004, we reached an agreement with STMicroelectronics that settled certain reciprocal financial claims, including with respect to an escrow account which had been established under the asset purchase agreement. In April 2005, the remaining amount under escrow was paid to us.

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

In 2005, we generated only financial income, which exceeded our expenses, resulting in net income of $4,000.

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

Results of Operations

The table below sets forth, for the periods indicated, financial data which we believe to be significant in analyzing our results of operations.

	Years Ended December 31,
	2003	2004	2005

Statement of Operations Data:
Revenues	$2,691	-	-
Research and development expenses and
development services costs	2,154	-	-
Less royalty-bearing grants	394	-	-

Research and development expenses, net and
development services costs, net	1,760	-	-
Selling, marketing, general and administrative
expenses	788	$351	$233
Amortization of deferred stock compensation	771	-	-
Operating loss	(628)	(351)	(233)
Other income	12,834	-	-
Financial income (expense), net	(228)	140	237

Net income (loss)	11,978	(211)	4

The table below sets forth, for the period indicated,* financial data, expressed as a percentage of total revenues, which we believe to be significant in analyzing our results of operations.

2003

Revenues:	100%
Research and development expenses, net and development services costs, net	65.4%
Selling, marketing, general and administrative expenses	29.3%
Amortization of deferred stock compensation	28.7%
Operating loss	(23.3)%
Other income	476.9%
Financial expense, net	(8.5)%

Net income	445.1%

*No data is presented for 2004 and 2005 because we had no revenues in those years.

Revenues. In 2003, we had revenues from development and marketing services of $2.7 million under our agreement with STMicroelectronics, which was in effect from February 2002 to April 2003.

Research and development expenses, net and development costs, net. Research and development expenses consisted primarily of salaries and other personnel-related expenses, consultant expenses, equipment and software depreciation, supplies, overhead expenses and other expenses related to the design and development of our products. Our research and development costs were expensed as incurred. The elimination of research and development expenses in 2004 and 2005 was the result of the transfer on April 28, 2003 of all employees in connection with the sale of our business to STMicroelectronics.

Selling, marketing, general and administrative expenses. In 2005 and 2004, we incurred only general and administrative expenses, which consisted primarily of professional fees and management fees paid to Orckit. In 2003, selling, marketing, general and administrative expenses consisted primarily of salaries and other personnel-related expenses for sales and marketing personnel, executive, accounting and administrative personnel, professional fees and other general corporate expenses.

Other Income. Other income consists of income generated from STMicroelectronics. In 2003, we had $12.8 million of other income, which consists of payments under the asset purchase agreement signed with STMicroelectronics in April 2003.

Financial income (expenses), net. Financial income consists primarily of interest on marketable securities and bank deposits. In 2003, financial expense consisted mainly of interest on the loan received from Orckit during the second half of 2000, which was partly repaid in 2003.

Net income (loss). In 2003, we generated net income of $12.0 million, primarily as a result of a capital gain in the amount of $12.8 million in connection with our asset sale to STMicroelectronics.

In 2004, we had a net loss of $211,000, primarily as a result of our general and administrative expenses in the amount of $351,000, which were partly offset by financial income in the amount of $140,000.

In 2005, we had net income of $4,000, primarily as a result of financial income in the amount of $237,000, which was partly offset by our general and administrative expenses in the amount of $233,000.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the new Israeli shekel against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

2001	1.4	9.3	(7.9)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)

B. Liquidity and Capital Resources

In 2003, substantially all of our revenues and other income arose from our agreements with STMicroelectronics, including the sale of our business to STMicroelectronics in April 2003.

In addition, in February 2003, the District Court of Tel Aviv approved our application for the repurchase of our ordinary shares at an aggregate price of up to $2.0 million. In 2003 and 2004, we repurchased 4,341,154 ordinary shares at an aggregate price of $1.1 million.

We had working capital of $10.0 million as of December 31, 2003, $9.7 million as of December 31, 2004 and $9.7 million as of December 31, 2005.

In 2003, we had net income of $12.0 million and we used $98,000 in our operations. In 2004, we had a net loss of $211,000 and we generated $1.3 million of cash from operations. In 2005, we had net income of $4,000 and we generated $47,000 of cash from operations.

We generated net cash from investing activities of $3.6 million in 2003, we used $1.8 million in 2004, and generated $750,000 in 2005.

In 2003, we had a negative cash flow from financing activities of $8.2 million, principally due to the repayment of $7.0 million of the loan from Orckit. In 2004 and 2005, we did not have any cash flow from financing activities.

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

In 2003, 2004 and 2005, we recognized grants from the Office of the Chief Scientist in the amount of approximately $ 400,000, $0 and $0, respectively.

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

Our gross research and development expenditures were $2.2 million in 2003 and $0 in 2004 and 2005.

D. Trend Information

None.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2005, we had no contractual obligations of the type required to be disclosed in this section.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of May 31, 2006:

Name	Age	Position

Izhak Tamir	53	Chairman of the Board and Chief Executive Officer
Harel Kodesh	47	External Director
Eric Paneth	56	Director
Irit Gal	54	External Director

The business experience of each of our directors and executive officers is as follows:

Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and as our Chief Executive Officer since August 2003. He has served as President and a Director of Orckit since its founding in 1990. Mr. Tamir has served as a Director of Gilat Satellite Networks Ltd. and of Scopus Video Networks since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Israel Institute of Technology, commonly known as the Technion, and an M.B.A. from Tel Aviv University.

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

Eric Paneth has served as one of our Directors since January 2000 and served as our President from February 2000 to June 2000. Mr. Paneth has also served as Chairman of the Board of Directors and Chief Executive Officer of Orckit since its founding in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Technion.

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

B. Compensation

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (four persons) who served in the capacity of director or executive officer in the year ended December 31, 2005, was approximately $18,000.

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

According to the Companies Law, a company’s chairman of the board may not serve as its chief executive officer, unless otherwise approved by the shareholders for periods of up to three years. The required shareholder approval is a majority of the shares voted on the matter, provided that at least two-thirds of the shares of non-controlling shareholders voted in favor or no more than 1% of the shares of non-controlling shareholders voted against. At the shareholder meeting held in August 2003, our shareholders resolved to allow Mr. Tamir, our chairman, to serve also as our chief executive officer for a period of up to three years. Mr. Tamir did not receive any compensation for serving in such office during 2003, 2004 or 2005.

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

        External Directors

        Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date any affiliation with:

—	the company;

—	any entity controlling the company; or

—	any entity controlled by the company or by its controlling entity.

The term affiliation includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

Pursuant to an amendment to the Companies Law, effective as of April 19, 2006, (1) each external director must have either “accounting and financial expertise” or “professional qualifications ” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” These requirements will apply to us upon the election of one or more external directors. No person can serve as an external director if the person’s position or other business creates, or may create conflict of interests with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

        Election Of External Directors

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

—	the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

        Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

—	the chairman of the board of directors; and

—	a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

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

        Approval of Specified Related Party Transactions Under Israeli Law

        Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

—	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

—	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

—	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

—	refrain from any activity that is competitive with the company;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

—	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

        Disclosure of Personal Interest of an Office Holder

The Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

—	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

—	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:

—	other than in the ordinary course of business;

—	otherwise than on market terms; or

—	that is likely to have a material impact of the company's profitability, assets or liabilities.

Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company’s interest may not be approved.

If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

        Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including, for this purpose, a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

—	at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

—	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

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

E. Share Ownership

As of May 31, 2006, Messrs. Eric Paneth and Izhak Tamir, each, directly or through a wholly owned company, owns 2,965,105 ordinary shares and options to purchase 220,000 of our ordinary shares at NIS 0.10 per share, which is the par value of the ordinary shares. The options are fully vested and will expire on the earlier of ten years following the date of grant and six months following termination of the holder’s directorship. Accordingly, each of Messrs. Paneth and Tamir beneficially owns approximately 13.3% of our ordinary shares. Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

Share Option Plans

We have two share option plans pursuant to which options may be granted to our directors, officers, employees, consultants and contractors. These share option plans are administered by our board of directors, which determines the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors, options granted under the share option plans are non-assignable except by the laws of descent. Under the share option plans, the grantee is responsible for all personal tax consequences of the grant and the exercise thereof. The plan adopted in 2003 allows us to grant options to qualified persons pursuant to the “capital gains route” under Section 102 of the Israeli Income Tax Ordinance.

As of May 31, 2006, we had outstanding options to purchase a total of 640,000 ordinary shares. All of these options are held by our directors.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 31, 2006 (unless otherwise specified), by each person who is known to own beneficially more than 5% of the outstanding ordinary shares. The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)

Eric Paneth(2)	3,185,105	13.3%
Izhak Tamir(2)	3,185,105	13.3%
Steven N. Bronson(3)	2,787,216	11.7%
Eugene Oshinsky and Rosa Oshinsky(4)	1,388,000	5.9%

(1)	Based on 23,726,401 ordinary shares outstanding on May 31, 2006.
(2)	Includes 220,000 ordinary shares issuable upon the exercise of options that are exercisable currently or within the next 60 days.
(3)	Based on a Schedule 13D/A filed on May 26, 2006.
(4)	Based on a Schedule 13G filed on January 6, 2006. The ordinary shares are held directly by RAM Capital Management Trust #01, a Massachusetts trust. Eugene Oshinsky and Rosa Oshinsky, as trustees, are deemed to have beneficial ownership of the ordinary shares.

As of June 19, 2006, there were 71 holders of record of our ordinary shares in the United States who collectively held approximately 78.6% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

Relationship between Tikcro and Orckit

Tikcro and Orckit, except as otherwise contemplated in the agreement referred to below, operate independently of one another as separate public companies.

We believe that the agreement described below has been entered into on terms similar to terms that would be obtained from independent third parties.

        Services Agreement

On July 1, 2003, Tikcro signed a Services Agreement with Orckit for administrative services, including bookkeeping and office services, as well as for certain services related to the evaluation of prospective opportunities for a business combination. Total fees to Orckit for such services in 2003 and 2004 were $25,000 per quarter. In 2005 the fees were reduced to $18,000 per quarter and in 2006 the fees were further reduced to $12,000.

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

Calendar Year	Price Per Share
	High	Low

2001	$3.53	$0.23
2002	0.43	0.12
2003	0.45	0.12
2004	0.61	0.30
2005	0.56	0.31

Calendar Period	Price Per Share
	High	Low

2004
First Quarter	0.61	0.32
Second Quarter	0.39	0.32
Third Quarter	0.34	0.31
Fourth Quarter	0.38	0.30
2005
First Quarter	0.56	0.31
Second Quarter	0.44	0.36
Third Quarter	0.45	0.34
Fourth Quarter	0.45	0.34
2006
First Quarter	0.40	0.32

Calendar Month	Price Per Share
	High	Low

2005
December	$0.39	$0.34
2006
January	0.37	0.32
February	0.40	0.32
March	0.34	0.32
April	0.34	0.31
May	0.33	0.30

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

Transfer of Shares and Notices

Fully paid ordinary shares may be freely transferred pursuant to our articles of association unless the transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, shareholders of record are entitled to at least 21 calendar days’ prior notice of any general shareholders meeting.

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

Duties of Shareholders

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards us and other shareholders and to refrain from abusing his power in Tikcro, such as in voting in the general meeting of shareholders on the following matters:

—	any amendment to the articles of association;

—	an increase of our authorized share capital;

—	a merger; or

—	approval of certain actions and transactions which require shareholder approval.

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

Mergers and Acquisitions under Israeli Law; Anti-takeover Provisions

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

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

Our articles of association provide that our board of directors may, at any time in its sole discretion, adopt protective measures to prevent or delay a coercive takeover of Tikcro, including, without limitation, the adoption of a shareholder rights plan. In September 2005, our board of directors adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed on September 26, 2005 at the rate of one right for each of our ordinary shares held by shareholders of record as of the close of business on that date.

The rights plan is intended to help ensure that all of our shareholders are able to realize the long-term value of their investment in Tikcro in the event of a potential takeover which does not reflect the full value of Tikcro and is otherwise not in the best interests of Tikcro and its shareholders. The rights plan is also intended to deter unfair or coercive takeover tactics.

Each right initially will entitle shareholders to buy one-half of one of our ordinary shares for $2.50. The rights generally will be exercisable and transferable apart from our ordinary shares only if a person or group becomes an “acquiring person” by acquiring beneficial ownership of 15% or more of our ordinary shares, subject to certain exceptions set forth in the rights plan, or commences a tender or exchange offer upon consummation of which such person or group would become an “acquiring person.” Subject to certain conditions described in the rights plan, once the rights become exercisable, the holders of rights, other than the acquiring person, will be entitled to purchase ordinary shares at a discount from the market price.

The rights will expire on December 31, 2015 and are generally redeemable by our board of directors, at $0.01 per right, at any time until the tenth business day following public disclosure that a person or group has become an “acquiring person.”

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

        Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into an insurance contract which would provide coverage for any monetary liability incurred by any of our office holders, with respect to an act performed in the capacity of an office holder for:

—	a breach of his duty of care to us or to another person;

—	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	a financial liability imposed upon him in favor of another person.

        Indemnification of Office Holders

The Companies Law provides that a company may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder, provided the articles of association of the company allow it to do so:

—	a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by the court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances.

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court in connection with:

—	proceedings we institute against him or that are instituted on our behalf or by another person;

—	a criminal charge from which he is acquitted; or

—	a criminal proceeding in which he is convicted of an offense that does not require proof of criminal intent.

We intend to amend our articles of association to conform to recent amendments made to these provisions of the Companies Law.

        Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

—	any act or omission done with the intent to derive an illegal personal benefit; or

—	any fine levied against the office holder.

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

C. Material Contracts

In September 2005, we entered into a bonus rights agreement with a trustee on behalf of our shareholders, which is summarized above under Item 10.B “–Mergers and Acquisitions under Israeli Law; Anti-Takeover Provisions” and is incorporated by reference as an exhibit to this Annual Report.

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

For purposes of the following discussion, a “U.S. holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

—	a citizen or resident of the United States;

—	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state or the District of Columbia;

—	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source; or

—	a trust if (i) the administration of the trust is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Sale or Exchange of Our Shares

A U.S. holder’s sale or exchange of our shares generally will result in the recognition of capital gain or loss by such U.S. holder in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in our shares sold, although a portion of any gain may be recharacterized as ordinary income under the PFIC rules, discussed below. Gain or loss realized on the sale of our shares will be long-term capital gain or loss if the U.S. holder’s holding period for our shares is more than one year at the time of the sale or exchange; otherwise such gain or loss will be short-term capital gain or loss. Long-term capital gains of individuals are currently subject to U.S. federal income tax at preferential rates. Short-term capital gains are taxed at rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. In general, unless a U.S. holder is subject to the Israeli capital gains tax on the sale or exchange of our shares as discussed below, any capital gain recognized by a U.S. holder upon such sale or exchange will be treated as U.S. source income for U.S. foreign tax credit purposes.

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

A U.S. holder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service, generally by attaching the form to a timely filed U.S. federal income tax return for each tax year in which he, she or it recognizes gain on a direct or indirect disposition of PFIC stock, receives certain direct or indirect distribution from a PFIC or is making an election reportable on the form.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 34% for the 2005 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

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

Under an order published in December 2005, the said requirement to pay stamp duty was cancelled with respect to documents signed on or after January 1, 2006.

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

Provisions of Israeli tax law may treat a sale of securities listed on a stock exchange differently than the sale of other securities. In the past, the Israeli Tax Authority (“ITA”) has indicated that it does not recognize the OTC Bulletin Board as a “stock exchange” for purposes of the Tax Ordinance. However, the current position of the ITA is to view securities quoted on the OTC Bulletin Board as listed on a “stock exchange” where such securities were previously delisted from a “stock exchange” (such as the Nasdaq National Market or the Tel Aviv Stock Exchange), such as our ordinary shares.

Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in, among others, Israeli companies publicly traded on a recognized stock exchange. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the capital gain was taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Tax Ordinance); (ii) the sale of shares by dealers in securities who are taxed at corporate tax rates for corporations and at marginal tax rates of up to 49% for individuals; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law, who were taxed at corporate tax rates for corporations and at marginal tax rates of up to 49% for individuals; or (iv) the sale of shares by shareholders who acquired their shares prior to the issuer’s initial public offering (that may be subject to a different tax arrangement).

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance, in which case the applicable tax rate is 25%. However, the different tax rates may not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Inflationary Adjustments Law and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on income, as amended, known as the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who holds the ordinary shares as a capital asset and who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax. This exemption does not apply if: (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding the applicable sale, exchange or disposition, subject to specific conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In these cases, the sale, exchange or disposition would be subject to Israel tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the treaty U.S. resident would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is generally withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; (ii) for dividends distributed on or after January 1, 2006 – 20%. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and in certain circumstances if such shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend as well as the previous tax year, the maximum Israeli tax on dividends paid to such corporation is 12.5%.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents On Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

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

General

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate most of our financial income in U.S. dollars but incur some of our expenses in new Israeli shekels.

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2005, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk Management

As of December 31, 2005, we had $9.9 million of cash and short and long term investments, primarily all of which was linked to the U.S. dollar.

ITEM 12.	Description of Securities other than Equity Securities

Not applicable.

PART 2

ITEM 13.	Defaults, Dividend Averages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

For a discussion of our recently adopted shareholder bonus rights plan, please refer to Item 10.B under the caption “ – Mergers and Acquisitions under Israeli Law; Anti-Takeover Provisions” of this Annual Report.

ITEM 15.	Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2005. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our principal executive and financial officer. Based on this evaluation, our principal executive and financial officer has concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

In addition, there were no changes in our internal control over financial reporting that occurred during 2005 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

        Audit Fees

For 2004 and 2005, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2004	2005

Audit Fees	$33,500	$28,500
Audit-Related Fees	0	0
Tax Fees	16,200	9,000
All Other Fees	0	0

Total	$49,700	$37,500

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

TIKCRO TECHNOLOGIES LTD. By: /s/ Izhak Tamir —————————————— Izhak Tamir Chief Executive Officer

Date: June 25, 2006

Exhibit Index

Exhibit No.	Exhibit

1.1	Memorandum of Association (a)

1.2	Amended and Restated Articles of Association (a)

1.3	Bonus Rights Agreement, dated as of September 12, 2005, between Tikcro Technologies Ltd. and American Stock Transfer & Trust Company, as Rights Agent (c)

4.8	Share Incentive Plan, as amended (b)

4.17	Tikcro 2003 Stock Option Plan (a)

8	List of Subsidiaries (d)

12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 to CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act (d)

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 to U.S.C. 1350, as adopted Section 906 of the Sarbanes-Oxley Act of 2002 (d)

14.1	Consent of Independent Auditor (d)

(a)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2003 (File No. 0-30820).

(b)	Incorporated by reference to Tikcro’s Registration Statement on Form S-8 (File No. 333-12904).

(c)	Incorporated by reference to Tikcro’s Report on Form 6-K filed with the Securities and Exchange Commission on September 14, 2005.

(d)	Filed herewith.

TIKCRO TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TIKCRO TECHNOLOGIES LTD.

        We have audited the accompanying consolidated balance sheets of Tikcro Technologies Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 25, 2006	A Member of Ernst & Young Global

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$282	$1,079
Marketable securities (Note 3)	9,473	8,811
Due from STMicroelectronics Ltd (Note 1)	146	-
Other current assets	20	24

Total current assets	9,921	9,914

Total assets	$9,921	$9,914

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Related party - current account (Note 7)	$37	$42
Other current liabilities	177	162

Total current liabilities	214	204

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

SHAREHOLDERS' EQUITY (Note 5):
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at
December 31, 2004 and 2005; Issued: 28,067,555 shares at December 31, 2004
and 2005; Outstanding: 23,726,401 shares at December 31, 2004 and 2005	676	676
Additional paid-in capital	145,360	145,360
Less - treasury shares, at cost (4,341,154 Ordinary shares at December 31, 2004
and 2005)	(1,065)	(1,065)
Accumulated other comprehensive loss	(47)	(48)
Accumulated deficit	(135,217)	(135,213)

Total shareholders' equity	9,707	9,710

Total liabilities and shareholders' equity	$9,921	$9,914

The accompanying notes are an integral part of the consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2003	2004	2005

Revenues:

Development and marketing services (Note 1 and 7)	$2,691	$-		$-

Operating costs and expenses:
Research and development expenses, net and development services
costs, net (Notes 1 and 2)	1,760	-		-
Selling, marketing, general and administrative expenses	788	351		233
Amortization of deferred stock compensation *)	771	-		-

Total operating costs and expenses	3,319	351		233

Operating loss	(628)	(351)		(233)
Other income (Note 1)	12,834	-		-
Financial income (expenses), net (Note 9)	(228)	140		237

Net income (loss)	$11,978	$(211)		$4

Net earnings (loss) per share (Note 8):

Basic net earnings (loss) per share	$0.50	$(0.01)	$	**) 0.00

Diluted net earnings (loss) per share	$0.47	$(0.01)	$	**) 0.00

*)	Amortization of deferred stock compensation in the year ended December 31, 2003, related to the following operating expenses: research and development expenses, net and development services costs net of $ 47 and selling, marketing, general and administrative expenses of $ 724.

**)	Less than $ 0.01.

The accompanying notes are an integral part of the consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Outstanding Ordinary shares		Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive loss	Treasury shares	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity (deficiency)
	Shares	Amount

Balance at January 1, 2003	25,025,436	$600	$145,607	$(771)	$-	$-	$(146,984)		$(1,548)

Exercise of stock options	3,042,119	76	2	-	-	-	-		78
Amortization of deferred stock
compensation related to repriced options	-	-	-	771	-	-	-		771
Purchase of Orckit's subordinated notes	-	-	(249)	-	-	-	-		(249)
Purchase of treasury shares	(4,341,154)	-	-	-	-	(1,065)	-		(1,065)
Comprehensive income:
Net income	-	-	-	-	-	-	11,978	$11,978	11,978

Total comprehensive income								$11,978

Balance at December 31, 2003	23,726,401	676	145,360	-	-	(1,065)	(135,006)		9,965

Comprehensive loss:
Unrealized losses on available-for-sale
marketable securities	-	-	-	-	(47)	-	-	$(47)	(47)
Net loss	-	-	-	-	-	-	(211)	(211)	(211)

Total comprehensive loss								$(258)

Balance at December 31, 2004	23,726,401	676	145,360	-	(47)	(1,065)	(135,217)		9,707

Comprehensive income:
Unrealized losses on available-for-sale
marketable securities	-	-	-	-	(1)	-		$(1)	(1)
Net income	-	-	-	-	-	-	4	4	4

Total comprehensive income								$3

Balance at December 31, 2005	23,726,401	$676	$145,360	$-	$(48)	$(1,065)	$(135,213)		$9,710

The accompanying notes are an integral part of the consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2004	2005

Cash flows from operating activities:

Net income (loss)	$11,978	$(211)	$4
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	109	-	-
Realized losses on available-for-sale marketable securities	-	113	-
Decrease in dues from STMicroelectronics Ltd.	681	1,000	146
Decrease (increase) in other current assets	343	124	(4)
Decrease in inventories	12	-	-
Increase (decrease) in trade payables	99	-	-
Increase (decrease) in related party - current account	(630)	(7)	5
Increase (decrease) in other current liabilities	(611)	40	(15)
Accrued interest on marketable securities	-	200	(89)
Accrued severance pay, net	(16)	-	-
Amortization of deferred stock compensation	771	-	-
Gain from sale of the Company's business	(12,834)	-	-

Net cash provided by (used in) operating activities	(98)	1,259	47

Cash flows from investing activities:

Purchase of available - for - sale marketable securities	(7,096)	(9,500)	(8,750)
Proceeds from realization of available-for-sale marketable
securities	-	6,763	9,500
Purchase of property and equipment	(10)	-	-
Decrease in long-term lease deposits	28	-	-
Proceeds from sale of the Company's business	10,640	973	-

Net cash provided by (used in) investing activities	3,562	(1,764)	750

Cash flows from financing activities:

Proceeds from exercise of stock options	78	-	-
Purchase of Orckit's subordinated notes	(249)	-	-
Payment of long-term loan from a related party	(7,000)	-	-
Purchase of treasury shares	(1,065)	-	-

Net cash used in financing activities	(8,236)	-	-

Increase (decrease) in cash and cash equivalents	(4,772)	(505)	797
Cash and cash equivalents at the beginning of the year	5,559	787	282

Cash and cash equivalents at the end of the year	$787	$282	$1,079

Supplemental disclosure of cash flows activities:

Cash paid during the year for interest	$2,999	-	-

Cash paid (refunded) during the year for taxes	$5	$(3)	$-

The accompanying notes are an integral part of the consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL

Tikcro Technologies Ltd. (“the Company” or “Tikcro”) was incorporated in 1999, under the laws of Israel. Tikcro had a wholly-owned subsidiary, Silicon Value (S.V.) Ltd. (“SVL”), which has been voluntarily liquidated at the end of 2004.

Currently the Company has no business activities and it is pursuing investment opportunities.

On January 30, 2000, the board of directors of Orckit Communications Ltd. (“Orckit”) decided to execute a plan of separation (“the plan” or “the spin-off”) under Section 350 of Israel’s Companies Law, pursuant to which, Orckit was formally divided into two separate companies: (i) Tikcro (previously “Tioga”) which would own substantially all of Orckit’s semiconductor chip business, and (ii) Orckit itself, which continued to own and operate its telecom equipment and other businesses.

In February 2002, the Company entered into three strategic agreements with STMicroelectronics NV and its Israeli subsidiary STMicroelectronics Ltd. (collectively “ST”), a technology transfer agreement, a development, marketing and services agreement and an option agreement.

Pursuant to the technology transfer agreement, the Company granted ST certain co-ownership rights in its then existing intellectual property in the DSL field and ownership rights over its products.

Pursuant to the development, marketing and services agreement (“services agreement”), the Company was required to provide development and marketing services to ST in the DSL field as determined by ST from time to time as detailed in this agreement. In consideration of the performance of these services during the term of the agreement, ST paid the Company $ 2,000 for every quarter in which the services were rendered, commencing January 15, 2002. The services agreement was subsequently extended until April 28, 2003. The Company recorded such fees as revenues (see also Note 7).

As a result of these agreements, the Company’s activities in year 2003 consisted primarily of development and marketing services provided to ST. The Company did not conduct its business as an independent DSL chip developer and manufacturer.

Pursuant to the abovementioned option agreement, Tikcro granted to ST the right to acquire Tikcro’s business via a merger or a sale of Tikcro’s assets. On January 15, 2003, ST exercised its option. According to the exercise notice, ST elected to acquire Tikcro’s business as an asset deal.

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

Upon the closing of the asset purchase agreement, the Company ceased all its operations.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

b.	Use of estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Financial statements in U.S. dollars:

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

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

d.	Principles of consolidation:

The consolidated financial statements in 2003 and 2004 included the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances had been eliminated upon consolidation.

e.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

f.	Marketable securities:

Management determines the classification of investments in marketable debt securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2005, all marketable securities covered by Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS No. 115”) were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

g.	Research and development costs:

Research and development costs, net, of grants received, were charged to the statement of operations as incurred.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects were recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development expenses. Research and development grants recognized amounted to $ 394, $ 0 and $ 0 in 2003, 2004 and 2005, respectively.

Tikcro’s agreements with STMicroelectronics were approved by the Office of the Chief Scientist. This approval was conditioned upon the undertaking of STMicroelectronics to comply with the provisions of the R&D Law and to pay to the Office of the Chief Scientist royalties on the sale of the purchased products that are based on Tikcro’s funded intellectual property.

i.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

j.	Revenue recognition:

In 2003, the Company generated its revenues mostly from development and marketing services. Revenues from such services were recognized at the time they were rendered (see also Note 1).

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

Under SFAS No. 123, pro forma information regarding net income (loss) and net earnings (loss) per share is required and has been determined as if the Company had accounted for its employee options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation Model, with the following weighted-average assumptions for 2003: expected volatility of 66%, risk-free interest rates of 2%, dividend yield of 0% and a weighted-average expected life of the option of three years.

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31,
	2003	2004	2005

Net income (loss) as reported	$11,978	$(211)	$4
Add: Total stock based compensation - intrinsic
value	771	-	-
Deduct: Total stock based compensation
determined under fair value based method for
all awards	(2,106)	(11)	(9)

Pro forma net income (loss)	$10,643	$(222)	$(5)

Basic net earnings (loss) per share as reported	$0.50	$(0.01)	$(0.00)

Diluted net earnings (loss) per shares as
reported	$0.47	$(0.01)	$(0.00)

Pro forma basic net earnings (loss) per share	$0.44	$(0.01)	$(0.00)

Pro forma diluted net earnings (loss) per share	$0.42	$(0.01)	$(0.00)

l.	Severance pay:

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

On December 31, 2004 and 2005 the Company had no employees and accordingly no liability for severance pay.

Severance expenses for the years ended December 31, 2003, 2004 and 2005 amounted to approximately $ 128, $ 0 and $ 0, respectively.

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

The total number of shares related to outstanding options, warrants and subordinated convertible notes, excluded from the calculation of the diluted net earnings (loss) per share, because they had anti-dilutive effect, for the years ended December 31, 2003, 2004 and 2005, were 0, 640,000 and 0, respectively.

o.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and available-for-sale marketable debt securities.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents are invested in major banks in Israel and the U.S., mainly in U.S. dollars. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s marketable securities include investments in corporate debentures guaranteed by the U.S. government. Management believes that those companies are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

p.	Treasury shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury shares. The Company presents the cost of repurchased treasury shares as a reduction in shareholders’ equity.

q.	Impact of recently issued accounting standards:

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 (“SFAS No. 154”), “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company will adopt Statement 123(R) effective January 1, 2006.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The company plans to adopt Statement 123(R) using the modified-prospective method.

As permitted by Statement 123, the company currently accounts for share-based payments to employees using Opinion 25‘s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In addition, non-compensatory plans under APB 25 will be considered compensatory for FAS 123(R) purposes. Accordingly, the adoption of Statement 123(R)‘s fair value method could have a significant impact on the Company’s result of operations, although it will have no impact on the Company overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share in Note 2 to the consolidated financial statements.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share Based Payment” (“SAB 107”). SAB 107 provides the SEC’s staff position regarding the application of FAS 123(R) and contains interpretive guidance relating to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107; however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

The new standard will be effective for the Company in the first interim period beginning after January 1, 2006.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	–	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31,
	2004				2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Available-for-sale:
Corporate debentures *)	$9,520	$-	$(47)	$9,473	$8,859	$-	$(48)	$8,811

*)	The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

The unrealized losses as of December 31, 2005 were mainly caused by interest rate increases. Based on the immateriality of the impairment and the ability of the Company to hold these investments until recovery of their fair value, these investments were not considered to be other than temporary impaired, as of December 31, 2005. In addition, the unrealized losses are in continuous position for a period not more than twelve months.

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

b.	Stock option plans:

1.	Under the Company’s stock option plan (“the plan”) options may be granted to employees, officers, consultants and directors of the Company or its subsidiaries.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	–	SHAREHOLDERS’ EQUITY (Cont.)

2.	As of December 31, 2005, an aggregate of 7,375,589 of the Company’s options are still available for future grant.

3.	The options granted generally become fully exercisable after three to four years and expire no later than 10 years from the approval date of the option plan under terms of grant. Any options, which are forfeited or cancelled before expiration, become available for future grants.

The following is a summary of the Company’s stock options granted:

	Year ended December 31,
	2003		2004		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the
beginning of the year	4,220,219	$0.44	640,000	$0.11	640,000	$0.11
Granted	200,000	$0.29	-	$-	-	$-
Exercised	(2,873,859)	$0.03	-	$-	-	$-
Forfeited	(906,360)	$2.00	-	$-	-	$-

Outstanding at the
end of the year	640,000	$0.11	640,000	$0.11	640,000	$0.11

Exercisable options
at the end of the
year	440,000	$0.02	523,333	0.07	596,347	$0.09

All options granted during 2003, were at an exercise price that is equal to the fair value of the stock at the grant date.

The options outstanding as of December 31, 2005, have been separated into two exercise prices as follows:

Exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price of options exercisable

$ 0.02	440,000	4.8	$0.02	440,000	$0.02
$ 0.29	200,000	7.5	$0.29	156,347	$0.29

	640,000	5.6	$0.11	596,347	$0.09

Following the assets purchase agreement, all outstanding options, other than the 640,000 options mentioned above held by directors, were either exercised or forfeited.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	–	SHAREHOLDERS’ EQUITY (Cont.)

c.	In April 2001, the Board of Directors of the Company resolved to reprice stock options of certain of its employees and employees of Orckit. The exercise price of the repriced stock options is NIS 0.10 which is the par value of the Ordinary shares. The Company had a new measurement date and consequently recorded deferred stock compensation of $ 3,374. During 2003, 2004 and 2005, $ 771, $ 0 and $ 0, respectively was amortized to the statement of operations.

d.	In March 2000, Orckit issued a $ 125,000 aggregate principal amount of its 5.75% convertible subordinated notes due in April 2005. Holders of the notes were entitled to convert each $ 1 principal amount of the notes into 11.7481 Ordinary shares of Orckit (which is equivalent to a conversion price of $ 85.12 per share) plus 11.7481 Ordinary shares of the Company. The conversion rates with respect to Orckit and the Company were subject to adjustment in certain circumstances, such as changes in the applicable company’s capital structure or upon the issuance by the applicable company of stock dividends or certain cash distribution. During 2005 these notes were repaid by Orckit.

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

As of December 31, 2005, the Company repurchased 4,341,154 of its shares (out of which 2,000,000 were purchased from employees) in consideration of $ 1,065 and are recorded as Treasury shares that are presented at cost, and recorded as a reduction in shareholder’s equity, during 2003.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	–	SHAREHOLDERS’ EQUITY (Cont.)

f.	Shareholder Bonus Rights Plan

On September 12, 2005, the Company’s Board of Directors adopted a Shareholder Bonus Rights Plan (the “Rights Plan”) pursuant to which share purchase bonus rights (the “Right”) were distributed on September 26, 2005, at the rate of one Right for each of the Company’s Ordinary shares held by shareholders of record as of the close of business on that date.

The Rights Plan is intended to help ensure that all of the Company’s shareholders are able to realize the long-term value of their investment in the Company in the event of a potential takeover which does not reflect the full value of the Company and is otherwise not in the best interests of the Company and its shareholders. The Rights Plan is also intended to deter unfair or coercive takeover tactics.

Each right will entitle shareholders to buy one-half of one of the Company’s ordinary shares. The Rights generally will be exercisable and transferable apart from the Company’s Ordinary shares only if a person or group becomes an “Acquiring Person” by acquiring beneficial ownership of 15% or more of the Company’s Ordinary shares, subject to certain exceptions set forth in the Rights Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Subject to certain conditions described in the Rights Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled to purchase Ordinary shares at a discount from the market price.

The Rights will expire on December 31, 2015 and are generally redeemable by the Company’s board of directors, at $0.01 per Right, at any time until the tenth business day following public disclosure that a person or group has become an “Acquiring Person.”

NOTE 6:	–	TAXES ON INCOME

a.	Tax laws applicable to the Company:

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI. The Company is taxed under this law.

Capital gains/losses:

Pursuant to the provisions of the Law for Amendment of the Income Tax Ordinance (No. 132), 2003 (“the reform law”), tax at a reduced rate of 25% will apply on capital gains accrued after January 1, 2003, instead of the regular tax rate. In case of the sale of properties purchased before the adoption of the reform law, the reduced tax rate will apply only to the portion of the profit which accrued after the adoption of the law, as computed according to the law. Further, the reform law states that capital, losses carried forward for tax purposes may be offset against capital gains indefinitely. The reform law also provides for the possibility to offset capital losses from sales of properties outside Israel against capital gains in Israel.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	–	TAXES ON INCOME (Cont.)

b.	Tax rates applicable to the income of the Company:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “approved enterprise”, as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 –27%, 2009 – 26%, 2010 and thereafter – 25%.

c.	Deferred taxes on income:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse, which was determined as 30% and 25% as of December 31, 2004 and 2005, respectively.

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2004	2005

Deferred tax assets:
Net operating loss and capital loss carryforward	$36,000	$29,000
Valuation allowance	(36,000)	(29,000)

Net deferred tax asset	$-	$-

Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax assets regarding the loss carryforward will not be realized in the foreseeable future.

e.	Net operating losses carryforward:

The Company has accumulated operating losses for tax purposes as of December 31, 2005, in the amount of approximately $ 22,000, which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of $ 93,000, which may be carried forward and offset against capital gains. There is no assurance that the Israeli tax authorities will accept such position.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	–	TAXES ON INCOME (Cont.)

f.	The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits.

g.	Net income (loss) from continuing operations consists of the following:

	Year ended December 31,
	2003	2004	2005

Domestic (Israel)	$12,012	$(211)	$4
Foreign	(34)	-	-

	$11,978	$(211)	$4

NOTE 7:	–	RELATED PARTY TRANSACTIONS

The balances with and the results of operations from transactions with related parties (Orckit and ST), were as follows:

	December 31,
	2004	2005

Balances:

Current account	$(37)	$(42)

	Year ended December 31,
	2003	2004	2005

Transactions:

Revenues from development and marketing services to
ST, Switzerland (see Note 1)	$2,691	$-	$-
Interest on long-term loan	$195	$-	$-
Administrative services *)	$50	$100	$72

*)	Orckit provides the Company with certain administrative services.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	–	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share.

a.	Numerator:

	Year ended December 31,
	2003	2004	2005

Numerator for basic and diluted net earnings
(loss) per share - income (loss) available to
shareholders of Ordinary shares	$11,978	$(211)	$4

b.	Denominator:

Denominator for basic net earnings (loss) per
share - weighted average shares	23,948,650	23,726,401	23,726,401

Effect of dilutive securities:
Employee stock options, Orckit's employee
options, SVL's employee options and options
to service providers	883,000	*) -	458,590
Convertible subordinated notes	457,000	*) -	-

Denominator for diluted net earnings (loss) per
share - adjusted weighted average shares,
assumed conversions and exercise of options
and warrants	25,288,650	23,726,401	24,184,991

*)	Antidilutive.

NOTE 9:	–	FINANCIAL INCOME (EXPENSES), NET

Financial expenses:

Interest	$(195)	$-	$-
Foreign currency translation adjustments	(98)	-	(6)
Loss from sale of marketable securities	-	(113)	-
Other	-	(14)	(12)

	(293)	(127)	(18)

Financial income:

Interest	65	267	255

	$(228)	$140	$237