Form 20-F
period 2006-12-31
TIKCRO TECHNOLOGIES LTD
filed 2007-06-27
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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
Ordinary Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

7,908,800 Ordinary Shares, no par value

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

3

4

5

PART 1

Unless the context otherwise requires, “Tikcro,” “us,” “we” and “our” refer to Tikcro Technologies Ltd., an Israeli company, and its subsidiaries.

All share and per share information in this Annual Report has been adjusted to give retroactive effect to a one-for-three reverse split of our ordinary shares that became effective on September 19, 2006.

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

A. Selected Financial Data

We were formed in December 1999 to receive substantially all of the assets and liabilities of the semiconductor chip business of our former parent, Orckit Communications Ltd., (“Orckit”) in accordance with the terms of a plan of separation. Under this plan, Tikcro received substantially all of Orckit’s semiconductor chip business, including the business of Silicon Value (S.V.) Ltd., a company which Orckit acquired prior to consummation of the plan and whose business we sold in April 2001. The spin-off was consummated on June 30, 2000.

We have derived the following selected financial data from the financial statements of Tikcro, which have been prepared in accordance with generally accepted accounting principles in the United States. The results of operations of the ASIC business of Silicon Value, which we sold in April 2001, are reflected only in the line item called “Income from discontinued operations”. You should read the selected consolidated financial data together with Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this Annual Report.

In April 2003, we sold substantially all of our assets and liabilities to STMicroelectronics (other than financial indebtedness). Since then, our plan of operation has been to explore the best course of action for Tikcro, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating entity in a new area of operations. Accordingly, the data presented below are not indicative of our future operating results or financial position.

	Years Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except per share data)

Statement of Operations Data:
Revenues	$7,912	$2,691	--	--	--

Research and development expenses and development services costs (1)	6,782	2,201	--	--	--
Less - royalty-bearing grants	1,468	394	--	--	--

Research and development expenses, net and development services costs, net (1)	5,314	1,807	--	--	--
Selling, marketing, general and administrative expenses (1)	2,475	1,512	$351	$233	$209
Impairment of property and equipment	157	--	--	--	--

Operating loss	(34)	(628)	(351)	(233)	(209)
Other expenses	(10)	--	--	--	--

Other income	9,698	12,834	--	--	--

Financial income (expense), net	(874)	(228)	140	237	419

Net income (loss) from continuing operations	8,780	11,978	(211)	4	210

Income from discontinued operations	19	--	--	--	--

Net income (loss)	$8,799	$11,978	$(211)	$4	$210

Basic net earnings (loss) per share from continuing operations**)	$1.06	$1.50	$(0.03)	*)	$0.03

Basic net earnings (loss) per share from discontinued operations**)	*)	--	--	--	--

Basic net earnings (loss) per share**)	$1.07	$1.50	$(0.03)	*)	$0.03

Diluted net earnings (loss) per share from continuing operations**)	$0.94	$1.42	$(0.03)	*)	$0.03
Diluted net earnings (loss) per share from discontinued operations**)	*)	--	--	--	--

Diluted net earnings (loss) per share**)	$0.95	$1.42	$(0.03)	*)	$0.03

Number of shares used in computing basic net earnings (loss) per share**)	8,257,248	7,982,883	7,908,800	7,908,800	7,908,800

Number of shares used in computing diluted net earnings (loss) per share**)	9,296,154	8,429,550	7,908,800	8,061,663	8,053,548

(1)	Operating expenses include stock compensation expenses as follows: research and development expenses, net and development services costs, net of $387, $47, $0, $0 and $0 for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively; and selling, marketing, general and administrative expenses of $248, $724, $0, $0 and $9 for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively.

*)	Represents an amount lower than $0.01.

**)	After giving retroactive effect to the one-for-three reverse stock split in September 19, 2006 for the years ended December 31, 2002 through 2005.

	December 31,
	2002	2003	2004	2005	2006
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents and short term investments	$5,559	$7,883	$9,755	$9,890	$10,126
Working capital	3,951	9,965	9,707	9,710	9,967
Total assets	9,498	10,146	9,921	9,914	10,149
Shareholders equity (deficiency)	(1,548)	9,965	9,707	9,710	9,967

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

We plan to invest the majority of our cash on hand in a variety of financial instruments. If the obligor of any of the instruments we hold default or undergo a reorganization in bankruptcy, we may lose all or a portion of our investment.  This will harm our financial condition.  For information on the types of our investments as of December 31, 2006, see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk Management.”

We have not yet completed our evaluation of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act.

We are considered a “non-accelerated filer” under applicable SEC rules. As such, we are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in the following manner: (1) reporting by management under Section 404(a) of the Sarbanes-Oxley Act will be required for the fiscal year ending on December 31, 2007, and (2) attestation by our independent auditors under Section 404(b) of the Sarbanes-Oxley Act will be required for the fiscal year ending December 31, 2008. We have begun to evaluate whether our existing internal control over financial reporting systems is compliant with Section 404. As a result of this evaluation, we may be required to implement new internal control procedures over financial reporting. We may also experience higher than anticipated operating expenses and fees in this context. If we are unable to implement these changes effectively or efficiently, or if our internal controls are found to be ineffective in future periods, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

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

It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if any Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

—	the judgment is enforceable in the state in which it was given;

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

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

There is a high likelihood that we were properly classified for U.S. federal income tax purposes as a passive foreign investment company, or PFIC, for 2006. Our classification as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares, thus causing a reduction in the value of our shares, and could trigger the application of certain United States tax reporting requirements. For U.S. federal income tax purposes, a company is treated as a PFIC for any tax year in which either:

—	75% or more of our gross income is passive in nature, or

—	on average for such tax year, 50% or more of our assets (by value or, if we so elect in certain circumstances, by adjusted tax basis) produce, or are held for the production of, passive income.

For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our relatively substantial cash and investment assets, there is a high likelihood that we were properly classified as a PFIC for 2005 and 2006 under the asset test. We could also be classified as a PFIC for 2007. A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change.

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

On December 19, 2001, our ordinary shares were delisted from the Nasdaq Global Market and subsequently from the Tel Aviv Stock Exchange. Our ordinary shares currently are quoted on the OTC Bulletin Board, an electronic quotation medium regulated by the National Association of Securities Dealers. The market for shares quoted on the OTC Bulletin Board is typically less liquid than that for shares listed on the Nasdaq Global Market. This could make it more difficult for our shareholders to sell their shares at desired prices and amounts.

Two shareholders may be able to control us.

Izhak Tamir and Eric Paneth, directors of Tikcro, each beneficially own approximately 13.3% of our outstanding ordinary shares. Currently, Messrs. Paneth and Tamir are not party to a shareholders agreement. However, if Messrs. Paneth and Tamir act together, they effectively may have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. Their combined equity interest in us may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or both of them.

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

Principal Capital Expenditures

We did not have any capital expenditures in 2004, 2005 or 2006.

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

In 2006, we generated only financial income, which exceeded our expenses, resulting in net income of $210,000.

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

Accounting for stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options under the Company’s stock plans based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). As required by the modified prospective method results for prior periods have not been restated.

The Company recognized compensation expenses for the value of these awards, which has straight-line vesting, over the requisite service period of each of the awards.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending at the date of grant, based on the expected option term (disregarding the term before the Company started operating in its current mode). The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method, which is the average of the vesting terms and original contractual terms of the stock options. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

Recently Issued Accounting Standards

        In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (when the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the FASB SFAS No. 109, “Accounting for income taxes”. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

Results of Operations

The table below sets forth, for the periods indicated, financial data which we believe to be significant in analyzing our results of operations.

	Years Ended December 31,
	2004	2005	2006

Statement of Operations Data:
Selling, marketing, general and administrative expenses	$351	$233	$209
Operating loss	(351)	(233)	(209)
Financial income, net	140	237	419
Net income (loss)	$(211)	$4	$210

Revenues. We did not have any revenues in 2004, 2005 or 2006.

General and administrative expenses. In 2006, 2005 and 2004, we incurred only general and administrative expenses, which consisted primarily of management fees paid to Orckit and professional fees.

Financial income (expenses), net. Financial income consists primarily of interest on marketable securities and bank deposits.

Net income (loss). In 2004, we had a net loss of $211,000, primarily as a result of our general and administrative expenses in the amount of $351,000, which were partly offset by financial income in the amount of $140,000.

In 2005, we had net income of $4,000, primarily as a result of financial income in the amount of $237,000, which was partly offset by our general and administrative expenses in the amount of $233,000.

In 2006, we had net income of $210,000, primarily as a result of financial income in the amount of $419,000, which was partly offset by our general and administrative expenses in the amount of $209,000.

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

We may have from time to time expenses denominated in new Israeli shekels. Such expenses would decrease as a result of a devaluation of the new Israeli shekel in relation to the U.S. dollar. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the new Israeli shekel against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	(8.1)

B. Liquidity and Capital Resources

In February 2003, the District Court of Tel Aviv approved our application for the repurchase of our ordinary shares at an aggregate price of up to $2.0 million. In 2003 and 2004, we repurchased 1,447,051 ordinary shares at an aggregate price of approximately $1.1 million.

We had working capital of $9.7 million as of December 31, 2004, $9.7 million as of December 31, 2005 and $10.0 million as of December 31, 2006.

In 2004, we had a net loss of $211,000 and we generated $1.3 million of cash from operations. In 2005, we had net income of $4,000 and we generated $47,000 of cash from operations. In 2006, we had net income of $210,000 and we generated $237,000 of cash from operations.

We used net cash from investing activities of $1.8 million in 2004, we generated net cash from investing activities of $750,000 in 2005, and we generated net cash from investing activities of $1.75 million in 2006.

In 2004, 2005 and 2006, we did not have any cash flow from financing activities.

Government Grants

Under the Law for the Encouragement of Industrial Research and Development, 1984, or the R&D Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products (and related services) developed in accordance with the program.

We did not recognize any grants from the Office of the Chief Scientist in 2004, 2005 or 2006.

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

D. Trend Information

None.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2006, we had no contractual obligations of the type required to be disclosed in this section.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of June 19, 2007:

Name	Age	Position

Izhak Tamir	54	Chairman of the Board and Chief Executive Officer
Eric Paneth	57	Director
Irit Gal	55	External Director
Yiftach Atir	58	External Director

The business experience of each of our directors and executive officers is as follows:

Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and as our Chief Executive Officer since August 2003. He has served as President and a Director of Orckit since it was co founded by him and by Mr. Paneth in 1990. Mr. Tamir has served as Chairman of the Board of Corrigent Systems, a subsidiary of Orckit, since 2001 and as Chief Executive Officer of Corrigent Systems since May 2007 and as a Director of Gilat Satellite Networks Ltd. and of Scopus Video Networks since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Eric Paneth has served as one of our Directors since January 2000 and served as our President from February 2000 to June 2000. Mr. Paneth has also served as Chairman of the Board of Directors and Chief Executive Officer of Orckit since it was co founded by him and by Mr. Tamir in 1990. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Technion.

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

Yiftach Atir has been a private consultant since January 2003. He also served as a director of Radware Ltd. and Aran Research and Development (1982) Ltd. From August 2000 to January 2003, Mr. Atir served as the managing director of Koor Corporation Venture Capital. Prior thereto, he served as a managing director in Evergreen Venture Capital Funds, a management company for a group of technology focused venture capital funds, where he had been employed since November 1994. Prior to joining Evergreen, Mr. Atir served as a Brigadier General in the Intelligence Corps of the Israel Defense Forces. Mr. Atir has a B.A. in political science from Haifa University and an M.B.A. from Tel Aviv University and an M.A in Hebrew from Ben Gurion University.

There are no family relationships between any director or senior manager. There are no arrangements or understandings between any director or senior manager and any other person pursuant to which the director or senior manager was selected.

B. Compensation

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (five persons) who served in the capacity of director or executive officer in the year ended December 31, 2006, was approximately $17,000. In addition, in August 2006, our shareholders approved the grant to each of our external directors, Irit Gal and Yiftach Atir, of options to purchase up to 33,000 Ordinary Shares at an exercise price of $0.97 per share. The options will vest in three equal installments over a period of three years.

Each director is paid a participation fee of $1,000 for attendance at each meeting of the board of directors or committee thereof.

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

Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations, that our board of directors should have. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require one director with the requisite financial and accounting expertise and that Yiftach Atir has such expertise.

According to the Companies Law, a company’s chairman of the board may not serve as its chief executive officer, unless otherwise approved by the shareholders for periods of up to three years. The required shareholder approval is a majority of the shares voted on the matter, provided that at least two-thirds of the shares of non-controlling shareholders voted in favor or no more than 1% of the shares of non-controlling shareholders voted against. At the shareholder meeting held in August 2006, our shareholders resolved to allow Mr. Tamir, our chairman, to serve also as our chief executive officer for a period of up to three years. Mr. Tamir did not receive any compensation for serving in such office during 2004, 2005 or 2006.

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

        External Directors

        Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date any affiliation with:

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

The initial term of an external director is three years and may be extended for an additional three years. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional periods is beneficial to the company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one external director, except for the audit committee which is required to include all the external directors. Irit Gal commenced her second term as an External Director on August 28, 2006, and Yiftach Atir commenced his first term as an External Director on September 28, 2006.

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

E. Share Ownership

As of May 31, 2007, Messrs. Eric Paneth and Izhak Tamir, each, directly or through a wholly owned company, owns 988,368 ordinary shares and options to purchase 73,333 of our ordinary shares at $0.06 per share. The options are fully vested and will expire on the earlier of ten years following the date of grant and six months following termination of the holder’s directorship. Accordingly, each of Messrs. Paneth and Tamir beneficially owns approximately 13.3% of our ordinary shares. Except for Messrs. Paneth and Tamir, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

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

As of May 31, 2007, we had outstanding options to purchase a total of 280,000 ordinary shares. All of these options are held by our directors.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 31, 2007 (unless otherwise specified), by each person who is known to own beneficially more than 5% of the outstanding ordinary shares. The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)

Eric Paneth(2)	1,061,701	13.3%
Izhak Tamir(2)	1,061,701	13.3%
Steven N. Bronson(3)	1,156,124	14.6%
Eugene Oshinsky and Rosa Oshinsky(4)	462,667	5.9%

(1)	Based on 7,908,800 ordinary shares outstanding on May 31, 2007.
(2)	Includes 73,333 ordinary shares issuable upon the exercise of options that are exercisable currently or within the next 60 days.
(3)	Based on a Schedule 13D/A filed on April 2, 2007.
(4)	Based on a Schedule 13G filed on January 6, 2006. The ordinary shares are held directly by RAM Capital Management Trust #01, a Massachusetts trust. Eugene Oshinsky and Rosa Oshinsky, as trustees, are deemed to have beneficial ownership of the ordinary shares.

As of May 31, 2007, there were 46 holders of record of our ordinary shares in the United States who collectively held approximately 80.7% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

Relationship between Tikcro and Orckit

Tikcro and Orckit, except as otherwise contemplated in the agreement referred to below, operate independently of one another as separate public companies.

We believe that the agreement described below has been entered into on terms similar to terms that would be obtained from independent third parties.

        Services Agreement

On July 1, 2003, Tikcro signed a Services Agreement with Orckit for administrative services, including bookkeeping and office services, as well as for certain services related to the evaluation of prospective opportunities for a business combination. Total fees to Orckit for such services in 2004 were $25,000 per quarter. In 2005 the fees were reduced to $18,000 per quarter and in 2006 the fees were further reduced to $12,000 per quarter.

C. Interests of Experts and Counsel

        Not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and other Financial Information

        See financial statements under Item 18.

        Legal Proceedings

        We have no material legal proceedings.

B. Significant Changes

        None.

ITEM 9.	The Offer and Listing

A. Offer and Listing Details

Our ordinary shares are currently quoted on the OTC Bulletin Board, an electronic quotation medium regulated by the National Association of Securities Dealers, under the symbol TIKRF. The OTC Bulletin Board typically has lower liquidity than the Nasdaq Global Market.

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Nasdaq Global Market or the OTC Counter Bulletin Board. The price per share of our ordinary shares has been retroactively adjusted to reflect the one-for-three reverse split of our ordinary shares that became effective on September 19, 2006.

Calendar Year	Price Per Share
	High	Low

2002	$1.29	$0.36
2003	1.35	0.36
2004	1.83	0.90
2005	1.68	0.93
2006	1.37	0.88

Calendar Period	Price Per Share
	High	Low

2005
First Quarter	$1.68	$0.93
Second Quarter	1.32	1.08
Third Quarter	1.35	1.02
Fourth Quarter	1.35	1.02
2006
First Quarter	1.20	0.96
Second Quarter	1.20	0.90
Third Quarter	1.14	0.88
Fourth Quarter	1.37	0.98
2007
First Quarter	1.38	1.05

Calendar Month	Price Per Share
	High	Low

2006
December	$1.37	$0.99
2007
January	1.38	1.05
February	1.32	1.11
March	1.32	1.12
April	1.32	1.14
May	1.27	1.14
June (until June 25)	1.27	1.12

B. Plan of Distribution

Not applicable

C. Markets

Our ordinary shares are quoted on the OTC Bulletin Board under the symbol TIKRF.

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

Our articles of association provide that our board of directors may, at any time in its sole discretion, adopt protective measures to prevent or delay a coercive takeover of Tikcro, including, without limitation, the adoption of a shareholder rights plan. In September 2005, our board of directors adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed on September 26, 2005, at the rate of one right for each of our ordinary shares held by shareholders of record as of the close of business on that date.

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

        Indemnification of Office Holders

The Companies Law and our articles of association provide that a company may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

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

In accordance with the foregoing provisions, we have obtained liability insurance in favor of our directors and officers and have granted them letters of indemnification and exculpation.

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

Passive Foreign Investment Company Status

Generally, we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of our gross income is passive in nature, or (ii) on average for such tax year, 50% or more of our assets (by value or, if we so elect in certain circumstances, by adjusted tax basis) produce or are held for the production of passive income. We believe we did not satisfy either of the above tests for PFIC status in 2002. However, it is highly likely that we were properly classified as a PFIC in 2003, 2004 and 2005, and we believe it is likely that we will be properly classified as a PFIC in 2006.

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

The PFIC rules also provide a “mark-to-market” election for certain PFIC stock as an alternative to a QEF Election. However, the mark-to-market election generally applies only to stock that is traded on certain qualified exchanges. Because of the delisting of our shares from the Nasdaq Global Market and the Tel Aviv Stock Exchange, U.S. holders generally will not be able to make a mark-to-market election with respect to our stock.

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

Israeli Tax Considerations

The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us. This section also contains a discussion of certain Israeli tax consequences to persons holding ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to certain types of investors subject to special treatment under Israeli law, such as traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting share capital. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in this discussion will be accepted by the tax authorities or the courts. The discussion should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 31% for the 2006 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

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

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of any capital assets located in Israel, including shares in Israeli companies by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index, or in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Provisions of Israeli tax law may treat a sale of securities listed on a stock exchange differently than the sale of other securities. In the past, the Israeli Tax Authority (“ITA”) has indicated that it does not recognize the OTC Bulletin Board as a “stock exchange” for purposes of the Tax Ordinance. However, the current position of the ITA is to view securities quoted on the OTC Bulletin Board as listed on a “stock exchange” where such securities were previously delisted from a “stock exchange” (such as the Nasdaq Global Market or the Tel Aviv Stock Exchange), such as our ordinary shares.

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

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the different tax rates may not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

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

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on income, as amended, known as the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who holds the ordinary shares as a capital asset and who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty generally will not be subject to Israeli capital gains tax. This exemption does not apply if: (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding the applicable sale, exchange or disposition, subject to specific conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In these cases, the sale, exchange or disposition would be subject to Israel tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the treaty U.S. resident would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Tax on Dividends to Non-Israeli Resident Shareholders

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is generally withheld at the source at the rate– of 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and in certain circumstances if such shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend as well as the previous tax year, the maximum Israeli tax on dividends paid to such corporation is 12.5%.

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

General

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our financial results may be negatively impacted by foreign currency fluctuations because we generate most of our financial income in U.S. dollars but incur some of our expenses in new Israeli shekels. Because our financial results are reported in U.S. dollars, our results of operations may be impacted by fluctuations in the rates of exchange between the U.S. dollar and new Israeli shekels as our financial results are converted into U.S. dollars.

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2006, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk Management

As of December 31, 2006, we had $10.1 million of cash and short and long term investments, primarily all of which was linked to the U.S. dollar.

ITEM 12.	Description of Securities other than Equity Securities

Not applicable.

PART 2

ITEM 13.	Defaults, Dividend Averages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

For a discussion of our recently adopted shareholder bonus rights plan, please refer to Item 10.B under the caption “–Mergers and Acquisitions under Israeli Law; Anti-Takeover Provisions” of this Annual Report.

ITEM 15.	Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2006. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our principal executive and financial officer. Based on this evaluation, our principal executive and financial officer has concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

In addition, there were no changes in our internal control over financial reporting that occurred during 2006 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Yiftach Atir qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the applicable regulations.

ITEM 16B.	Code of Ethics

Our board of directors has adopted a Code of Ethics. We will provide a copy of our Code of Ethics free of charge to any person who requests one. Such requests may be sent to our offices at 126 Yigal Allon Street, Tel Aviv, Israel, Attention: Chief Executive Officer.

ITEM 16C.	Principal Accountant Fees and Services

        Audit Fees

For 2005 and 2006, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2005	2006

Audit Fees	$28,500	$30,000
Audit-Related Fees	0	0
Tax Fees	9,000	5,000
All Other Fees	0	0

Total	$37,500	$35,000

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

TIKCRO TECHNOLOGIES LTD. By: /s/ Izhak Tamir —————————————— Izhak Tamir Chief Executive Officer

Date: June 27, 2007

Exhibit Index

Exhibit No.	Exhibit

1.1	Memorandum of Association, as amended (d)

1.2	Amended and Restated Articles of Association (d)

1.3	Bonus Rights Agreement, dated as of September 12, 2005, between Tikcro Technologies Ltd. and American Stock Transfer & Trust Company, as Rights Agent (c)

4.8	Share Incentive Plan, as amended (b)

4.17	Tikcro 2003 Stock Option Plan (a)

8	List of Subsidiaries (d)

12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 to CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act (d)

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 to U.S.C. 1350, as adopted Section 906 of the Sarbanes-Oxley Act of 2002 (d)

14.1	Consent of Independent Registered Public Accounting Firm (d)

(a)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2003 (File No. 0-30820).

(b)	Incorporated by reference to Tikcro’s Registration Statement on Form S-8 (File No. 333-12904).

(c)	Incorporated by reference to Tikcro’s Report on Form 6-K filed with the Securities and Exchange Commission on September 14, 2005.

(d)	Filed herewith.

TIKCRO TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TIKCRO TECHNOLOGIES LTD.

        We have audited the accompanying consolidated balance sheets of Tikcro Technologies Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2h. to the consolidated financial statements, in 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
June 25, 2007	A Member of Ernst & Young Global

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,079	$3,066
Marketable securities (Note 3)	8,811	7,060
Other current assets	24	23

Total current assets	9,914	10,149

Total assets	$9,914	$10,149

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Related party - current account (Note 7)	$42	$28
Other current liabilities	162	154

Total current liabilities	204	182

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

SHAREHOLDERS' EQUITY (Note 5):
Share capital:
Ordinary shares - (Authorized: 16,666,667 shares, with no par-value, at December 31, 2005 and 2006;
Issued: 9,355,851 shares at December 31, 2005 and 2006; Outstanding: 7,908,800 shares at December 31,
2005 and 2006) *	-	-
Additional paid-in capital	146,036	146,045
Less - treasury shares, at cost (1,447,051 Ordinary shares at December 31, 2005 and 2006) *	(1,065)	(1,065)
Accumulated other comprehensive loss	(48)	(10)
Accumulated deficit	(135,213)	(135,003)

Total shareholders' equity	9,710	9,967

Total liabilities and shareholders' equity	$9,914	$10,149

* After giving retroactive effect to the one-for-three reverse stock split in September 19, 2006, see note 5a.

The accompanying notes are an integral part of the consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2004	2005		2006

Operating costs and expenses:

General and administrative expenses	$351		$233	$209

Operating loss	(351)		(233)	(209)
Financial income, net (Note 9)	140		237	419

Net income (loss)	$(211)		$4	$210

Net earnings (loss) per share (Note 8):

Basic net earnings (loss) per share *	$(0.03)	$	**) 0.00	$0.03

Weighted average number of shares used in computing basic earnings (loss) per share *	7,908,800		7,908,800	7,908,800

Diluted net earnings (loss) per share *	$(0.03)	$	**) 0.00	$0.03

Weighted average number of shares used in computing diluted earnings (loss) per share *	7,908,800		8,061,663	8,053,548

* After giving retroactive effect to the one-for-three reverse stock split in September 19, 2006, see note 5a.

**)     Less than $ 0.01.

The accompanying notes are an integral part of the consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Outstanding Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Treasury shares	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity
	Shares*	Amount

Balance at January 1, 2004	7,908,800	$-	$146,036	$-	$(1,065)	$(135,006)		$9,965

Comprehensive loss:
Unrealized losses on available-for-sale marketable
securities	-	-	-	(47)	-	-	$(47)	(47)
Net loss	-	-	-	-	-	(211)	(211)	(211)

Total comprehensive loss							$(258)

Balance at December 31, 2004	7,908,800	-	146,036	(47)	(1,065)	(135,217)		9,707

Comprehensive income:
Unrealized losses on available-for-sale marketable
securities	-	-	-	(1)	-		$(1)	(1)
Net income	-	-	-	-	-	4	4	4

Total comprehensive income							$3

Balance at December 31, 2005	7,908,800	-	146,036	(48)	(1,065)	(135,213)		9,710

Stock based compensation	-	-	9	-	-	-		9
Comprehensive income:
Unrealized losses on available-for-sale marketable
securities	-	-	-	38	-	-	$38	38
Net income	-	-	-	-	-	210	210	210

Total comprehensive income							$248

Balance at December 31, 2006	7,908,800	$-	$146,045	$(10)	$(1,065)	$(135,003)		$9,967

* After giving retroactive effect to the one-for-three reverse stock split in September 19, 2006, see note 5a.

The accompanying notes are an integral part of the consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Cash flows from operating activities:

Net income (loss)	$(211)	$4	$210
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Realized losses on available-for-sale marketable securities	113	-	-
Decrease in dues from STMicroelectronics Ltd.	1,000	146	-
Decrease (increase) in other current assets	124	(4)	1
Increase (decrease) in related party - current account	(7)	5	(14)
Increase (decrease) in other current liabilities	40	(15)	(8)
Accrued interest on marketable securities	200	(89)	39
Stock based compensation	-	-	9

Net cash provided by operating activities	1,259	47	237

Cash flows from investing activities:

Purchase of available - for - sale marketable securities	(9,500)	(8,750)	(3,750)
Proceeds from realization of available-for-sale marketable securities	6,763	9,500	5,500
Proceeds from sale of the Company's business	973	-	-

Net cash provided by (used in) investing activities	(1,764)	750	1,750

Increase (decrease) in cash and cash equivalents	(505)	797	1,987
Cash and cash equivalents at the beginning of the year	787	282	1,079

Cash and cash equivalents at the end of the year	$282	$1,079	$3,066

Supplemental disclosure of cash flows activities:

Cash refunded during the year for taxes	$(3)	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL

Tikcro Technologies Ltd. (“the Company” or “Tikcro”) was incorporated in 1999, under the laws of Israel. On January 30, 2000, the board of directors of Orckit Communications Ltd. (“Orckit”) decided to execute a plan of separation under Section 350 of Israel’s Companies Law, pursuant to which, Orckit will be formally divided into two separate companies: (i) Tikcro (previously “Tioga”) which would own substantially all of Orckit’s semiconductor chip business, and (ii) Orckit itself, which would continue to own and operate its telecom equipment and other businesses.

Currently the Company has no business activities and it is pursuing investment opportunities.

Tikcro had a wholly-owned subsidiary, Silicon Value (S.V.) Ltd. (“SVL”), which has been voluntarily liquidated at the end of 2004. SVL had a wholly-owned U.S. subsidiary, Tioga Technologies Inc. (“Tioga Inc.”). Both subsidiaries were deactivated in 2003.

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

On April 28, 2003, the Company and ST entered into the asset purchase agreement. Under the asset purchase agreement, ST acquired all of the Company’s assets and, in addition, assumed all of its liabilities except for certain liabilities detailed in the asset purchase agreement.

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

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Financial statements in U.S. dollars:

A substantial portion of the Company’s assets is in U.S. dollars (“dollar”) and the Company’s income, mainly form its investments in dollar nominated assets, is generated in dollars. Most of the Company’s expenses are nominated in dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

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

Management determines the classification of investments in debt securities with fixed maturities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2006 and 2005, all marketable securities covered by Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS No. 115”) were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated Statement of Operations.

g.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options under the Company’s stock plans based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”(“SFAS 123”).

No stock-based employee compensation cost was recognized in the Statement of Operations for the year ended December 31, 2005 and 2004, as all options granted under those plans had an exercise price lower or equal to the market value of the underlying common stock on the date of grant.

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). As required by the modified prospective method results for prior periods have not been restated.

The Company recognized compensation expenses for the value of these awards, which has straight-line vesting, over the requisite service period of each of the awards.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s income before taxes and net income for the year ended December 31, 2006 is $9 lower than if it had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share for the year ended December 31, 2006 is less than $0.01 per share lower than if the company had continued to account for share-based compensation under APB 25.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending at the date of grant, based on the expected option term (Disregarding the term before the Company started operating in its current mode). The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method, which is the average of the vesting terms and original contractual terms of the stock options. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

The pro-forma table below reflects the Company’s stock based compensation expense, net loss and basic and diluted loss per share for the years ended December 31, 2004 and 2005, had the Company applied the fair value recognition provisions of SFAS 123. The fair value for these options was estimated at the date of grant, in 2003, using a Black-Scholes Option Valuation Model, with the following weighted-average assumptions: expected volatility of 66%, risk-free interest rates of 2%, dividend yield of 0% and a weighted-average expected life of the option of three years.

Pro forma information under SFAS No. 123 was as follows:

	Year ended December 31,
	2004	2005

Net income (loss) as reported	$(211)	$4
Total stock based compensation - intrinsic value	-	-
Total stock based compensation determined under fair
value based method for all awards	(11)	(9)

Pro forma net loss	$(222)	$(5)

Basic net earnings (loss) per share as reported	$(0.03)	$0.00

Diluted net earnings (loss) per share as reported	$(0.03)	$0.00

Pro forma basic net loss per share	$(0.03)	$(0.00)

Pro forma diluted net loss per share	$(0.03)	$(0.00)

i.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, other current assets and liabilities approximate their fair value due to the short-term maturity of such instruments.

The fair value for marketable securities is based on quoted market price (see Note 3).

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Basic and diluted net earnings (loss) per share:

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

The total number of shares related to outstanding options and subordinated convertible notes, excluded from the calculation of the diluted net earnings (loss) per share, because they had anti-dilutive effect, for the years ended December 31, 2004, 2005 and 2006, were 213,333, 0 and 66,667, respectively after giving retroactive effect to the one-for-three reverse stock split on September 19, 2006, see Note 5a.

k.	Concentrations of credit risks:

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

The Company’s marketable securities include investments in corporate debentures guaranteed by the U.S. government. Management believes that those investments are financially sound and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

l.	Treasury shares:

The Company’s repurchased Ordinary shares made on the open market are held as treasury shares. The Company presents the cost of repurchased treasury shares as a reduction in shareholders’ equity.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Impact of recently issued accounting standards:

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for income taxes”(“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

The Company is currently evaluating the effect of the adoption of FIN 48 on its financial statements.

NOTE 3:	–	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31,
	2005				2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Available-for-sale:
Corporate debentures	$8,859	$-	$(48)	$8,811	$7,070	$-	$(10)	$7,060

The unrealized losses as of December 31, 2006 were mainly caused by interest rate increases. The maturity date of all the corporate debentures is in 2007. Based on the immateriality of the impairment and the intent and ability of the Company to hold these investments until recovery of their fair value, these investments were not considered to be other than temporary impaired, as of December 31, 2006.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	–	COMMITMENTS AND CONTINGENT LIABILITIES

Directors and officers indemnification agreements:

The Company, from time to time, has entered into indemnification agreements with several of its directors and officers, in which the Company undertakes to indemnify them, to the fullest extent permitted by law, for acts taken or omitted by them in their respective capacities as directors or officers of the Company or its subsidiaries. Pursuant to these agreements, the obligations of the Company remain in effect even after the termination of the directors and officers services to or employment with the Company.

NOTE 5:	–	SHAREHOLDERS’ EQUITY

a.	Ordinary shares:

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

In August 2006 the Company’s shareholders authorized an amendment to the Company’s Memorandum and Articles of Association converting each of its Ordinary Shares, NIS 0.10 par value, to one Ordinary Share with no par value and effecting a reverse share split of Ordinary Shares at a ratio of one-for-three. The reverse stock split became effective on September 19, 2006. All shares and per share amounts were retroactivity adjusted to reflect the reverse stock split.

b.	Stock option plans:

1.	Under the Company’s stock option plan (“the plan”) options may be granted to employees, officers, consultants and directors of the Company or its subsidiaries.

2.	As of December 31, 2006, an aggregate of 2,391,863 of the Company’s options are still available for future grants.

3.	The options granted generally become fully exercisable after three to four years and expire no later than 10 years from the approval date of the option plan under terms of grant. Any option forfeited or cancelled before expiration become available for future grants.

The following is a summary of the Company’s stock options granted:

	Year ended December 31,
	2004		2005		2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the
year	213,333	$0.33	213,333	$0.33	213,333	$0.33
Granted	-	$-	-	$-	66,667	$0.97

Outstanding at the end of the year	213,333	$0.33	213,333	$0.33	280,000	$0.47

Exercisable options at the end of
the year	174,444	$0.21	198,782	$0.27	213,333	$0.31

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	–	SHAREHOLDERS’ EQUITY (Cont.)

The aggregate intrinsic value of the Company’s options is the difference between the fair value of the Company’s Ordinary shares and the exercise price, times the number of options. The total intrinsic value of options outstanding at December 31, 2006 was $ 252 as of December 31, 2006. The total intrinsic value of options exercisable at December 31, 2006 was $ 222 as of December 31, 2006. The total intrinsic value of options vested and expected to vest at December 31, 2006 was $ 225 and $24 respectively, as of December 31, 2006.

The options outstanding as of December 31, 2006, have been separated into three exercise prices as follows:

Exercise price	Options outstanding as of December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2006	Weighted average exercise price of options exercisable

$0.06	146,667	3.80	$0.06	146,667	$0.06
$0.87	66,666	6.50	$0.87	66,666	$0.87
$0.97	66,667	9.75	$0.97	-	$-

	280,000	5.86	$0.47	213,333	$0.31

c.	On August 17, 2006, the annual shareholders meeting approved a grant to two directors of options to purchase up to 33,333 Ordinary Shares each at an exercise price per share equal to the average closing price of the Ordinary Shares over the three trading days immediately preceding the date of the Meeting ($0.97). The options vest over a period of three years, one-third each year, commencing on the first day of the upcoming term of the option holder. The fair value for these options was estimated at the date of grant, using a Black-Scholes Option Valuation Model, with the following assumptions: expected volatility of 50.3%, risk-free interest rates of 4.8%, dividend yield of 0% and an expected life of the option of 6 years. The total fair value of the options granted was $32 with $3 recorded in 2006 as stock based compensation expenses.

d.	Shareholder Bonus Rights Plan

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

The Rights will expire on December 31, 2015 and are generally redeemable by the Company’s board of directors, at $0.03 per Right, at any time until the tenth business day following public disclosure that a person or group has become an “Acquiring Person.”

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

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “approved enterprise”, as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004, was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 –27%, 2009 – 26%, 2010 and thereafter – 25%.

c.	Deferred taxes on income:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	–	TAXES ON INCOME (Cont.)

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2005	2006

Deferred tax assets:
Net operating loss and capital loss carryforward	$29,000	$32,000
Valuation allowance	(29,000)	(32,000)

Net deferred tax asset	$-	$-

Management currently believes that since the Company and its subsidiary have a history of losses it is more likely than not that the deferred tax assets regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

e.	Net operating losses carryforward:

The Company has accumulated operating losses for tax purposes as of December 31, 2006, in the amount of approximately $ 24,000 (denominated in NIS), which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of approximately $ 102,000 (denominated in NIS), which may be carried forward and offset against capital gains. There is no assurance that the Israeli tax authorities will accept such position.

As of December 31, 2006, the subsidiary had approximately $ 1,600 in federal net operating loss carryforward for income tax purposes, which can be carried forward and offset against taxable income.

Utilization of U.S. net operating losses may be subject to substantial annual limitation, due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

f.	The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the non-recognition of tax benefits from accumulated net operating losses carryforward due to the uncertainty of the realization of such tax benefits.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	–	RELATED PARTY TRANSACTIONS

The balances with and the results of operations from transactions with related party (Orckit) were as follows:

	December 31,
	2005	2006

Balances:

Current account	$(42)	$(28)

	Year ended December 31,
	2004	2005	2006

Transactions:

Administrative services *)	$100	$72	$48

*)	Orckit provides the Company with certain administrative services.

NOTE 8:	–	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share.

a.	Numerator:

	Year ended December 31,
	2004	2005	2006

Numerator for basic and diluted net earnings (loss) per share - income
(loss) available to shareholders of Ordinary shares	$(211)	$4	$210

b.	Denominator (*):

Denominator for basic net earnings (loss) per share - weighted average
shares	7,908,800	7,908,800	7,908,800

Effect of dilutive securities:
Employee stock options	**) -	152,863	144,748

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares, assumed conversions and exercise of options
and warrants	7,908,800	8,061,663	8,053,548

(*) After giving retroactive effect to the one-for-three reverse stock split in September 19, 2006, see note 5a.
**) Antidilutive.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	FINANCIAL INCOME, NET

	Year ended December 31,
	2004	2005	2006

Financial expenses:

Foreign currency translation adjustments	$-	$(6)	$-
Loss from sale of marketable securities	(113)	-	-
Other	(14)	(12)	(9)

	(127)	(18)	(9)

Financial income:

Interest	267	255	428

	$140	$237	$419