Form 20-F
period 2007-12-31
TIKCRO TECHNOLOGIES LTD
filed 2008-06-26
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ____________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

Commission file number 0-30820

TIKCRO TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

126 Yigal Allon Street, Tel Aviv 67443, Israel
(Address of principal executive offices)

Aviv Boim, T: +972-3-694-8648, F: +972-3-694-8684, 126 Yigal Allon Street, Tel Aviv 67443, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

8,055,466 Ordinary Shares, no par value

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

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒    IFRS as issued by the IASB ☐     Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒ Yes     ☐ No

2

PART 1		1
ITEM 1.	Identify of Directors, Senior Management and Advisors	1
ITEM 2.	Offer Statistics and Expected Timetable	1
ITEM 3.	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the offer and use of proceeds	3
D.	Risk Factors	3
ITEM 4.	Information on the Company	8
A.	History and Development of the Company	8
B.	Business Overview	8
C.	Organizational Structure	9
D.	Property, Plants and Equipment	9
ITEM 4A.	Unresolved Staff Comments	9
ITEM 5.	Operating and Financial Review and Prospects	9
A.	Operating Results	9
B.	Liquidity and Capital Resources	13
C.	Research and Development, Patents and Licenses	13
D.	Trend Information	14
E.	Off-balance Sheet Arrangements	14
F.	Tabular Disclosure of Contractual Obligations	14
ITEM 6.	Directors, Senior Management and Employees	14
A.	Directors and Senior Management	14
B.	Compensation	15
C.	Broad Practices	16
D.	Employees	21
E.	Share Ownership	21

3

ITEM 7.	Major Shareholders and Related Party Transactions	22
A.	Major Shareholders	22
B.	Related Party Transactions	22
C.	Interests of Experts and Counsel	23
ITEM 8.	Financial Information	23
A.	Consolidated Statements and other Financial Information	23
B.	Significant Changes	23
ITEM 9.	The Offer and Listing	23
A.	Offer and Listing Details	23
B.	Plan of Distribution	25
C.	Markets	25
D.	Selling Shareholders	25
E.	Dilution	25
F.	Expenses of the Issue	25
ITEM 10.	Additional information	25
A.	Share Capital	25
B.	Memorandum and Articles of Association	26
C.	Material Contracts	31
D.	Exchange Controls	31
E.	Taxation	31
F.	Dividends and Paying Agents	41
G.	Statement by Experts	41
H.	Documents On Display	41
I.	Subsidiary Information	41
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	41
ITEM 12.	Description of Securities other than Equity Securities	42

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

In April 2003, we sold substantially all of our assets and liabilities to STMicroelectronics (other than financial indebtedness). Since then, our plan of operation has been to explore the best course of action for Tikcro, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating company or to acquire minority stakes in one or more operating companies in new areas of operations. Accordingly, the data presented below are not indicative of our future operating results or financial position.

In June 2008, we signed an agreement to provide $2.5 million in funding to BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company, to continue development and clinical trials of its drugs for the treatment of bladder, ovarian and pancreatic cancers. This transaction is subject to certain closing conditions. Please see Item 4.A “Information on the Company — History and Development of the Company” for more information.

	Years Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except share and per share data)

Statement of Operations Data:
Revenues	$2,691	--	--	--	--

Research and development expenses and development
services costs (1)	2,201	--	--	--	--
Less - royalty-bearing grants	394	--	--	--	--

Research and development expenses, net and development
services costs, net (1)	1,807	--	--	--	--
Selling, marketing, general and administrative expenses (1)	1,512	$351	$233	$209	$334
Operating loss	(628)	(351)	(233)	(209)	(334)
Other income	12,834	--	--	--	--
Financial income (expense), net	(228)	140	237	419	481
Net income (loss)	$11,978	$(211)	$4	$210	$147

Basic net earnings (loss) per share**)	$1.50	$(0.03)	-*)	$0.03	$0.02

Diluted net earnings (loss) per share**)	$1.42	$(0.03)	-*)	$0.03	$0.02

Number of shares used in computing basic net earnings
(loss) per share**)	7,982,883	7,908,800	7,908,800	7,908,800	7,932,909

Number of shares used in computing diluted net earnings
(loss) per share**)	8,429,550	7,908,800	8,061,663	8,053,548	8,064,699

(1)	Operating expenses include stock compensation expenses as follows: research and development expenses, net and development services costs, net of, $47, $0, $0, $0 and $0 for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively; and selling, marketing, general and administrative expenses of $724, $0, $0, $9 and $12 for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

*)	Represents an amount lower than $0.01.

**)	After giving retroactive effect to the one-for-three reverse stock split in September 19, 2006 for the years ended December 31, 2003 through 2005.

	December 31,
	2003	2004	2005	2006	2007
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents and short term
investments	$7,883	$9,755	$9,890	$10,126	$10,325
Working capital	9,965	9,707	9,710	9,967	10,187
Total assets	10,146	9,921	9,914	10,149	10,357
Shareholders equity	9,965	9,707	9,710	9,967	10,187

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

In April 2003, we sold substantially all of our assets and liabilities (other than financial indebtedness) to STMicroelectronics. Since then, our plan of operation has been to evaluate the best course of action for Tikcro, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating company or to acquire minority stakes in one or more operating companies in new areas of operations. Other than activities relating to attempting to locate such a candidate and activities relating to the investment of our funds, we do not currently conduct any operations.

We agreed to provide $2.5 million of funding to BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company whose future is uncertain.

We agreed to fund BioCancell, to appoint a member to its board of directors and to provide it with certain consulting services. This transaction is subject to certain closing conditions, including the approval of BioCancell’s public shareholders. BioCancell is developing new drugs for the treatment of various types of cancer. To be profitable, BioCancell must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute its drugs. The path necessary to achieve these goals for any drug product is long and uncertain. Before BioCancell can sell any drug, it will be required to demonstrate through clinical trials that it is safe and effective for human use in the treatment of individuals with cancer. BioCancell has never successfully commercialized a drug product and no assurance can be given that BioCancell will be able to successfully complete the clinical trials for its drugs in development in accordance with the standards of the U.S. Federal Drug Administration, or if it is able, that its drugs will prove to be safe and will produce the intended effects. If BioCancell does not successfully meet its scientific, regulatory, financial and commercial challenges, then the value of our investment in BioCancell may significantly decline.

BioCancell will require additional funding, which may further draw on our resources or result in significant dilution of our ownership.

BioCancell is expected to need additional funding for its operations in 2009 and may not be able to raise such funds without our participation. If we allocate additional funds to BioCancell, our cash reserves will decline and the dependence of our results on the results of BioCancell will increase. If we do not allocate additional funds to BioCancell, our holding in BioCancell would be diluted, our influence over its business could weaken and the value of our holding could materially decline.

We may not be successful in identifying and evaluating suitable business opportunities or in consummating a business combination or other acquisitions.

We expect to incur expenses in the course of evaluating potential business combinations or other acquisitions, whether or not such evaluation results in a transaction. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in consummating a business combination. No particular industry or specific business within an industry has been selected for a target company. Accordingly, we may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. In the event that we complete a business combination or acquire stakes in one or more operating companies, the success of our operations will be dependent upon the management of such target company or companies and numerous other factors. There is no assurance that we will be able to negotiate a business combination or other transactions on terms favorable to us, or at all.

We may be deemed an “investment company” under the Investment Company Act of 1940.

Following the sale of our business to STMicroelectronics in April 2003 and the investment of the cash proceeds of the sale, we may be deemed an “investment company” under the Investment Company Act of 1940, unless we qualify for an exemption. The likelihood of being deemed to be an investment company increases over time if we do not enter into a business combination or develop an operating business. Even if we acquire minority stakes in one or more operating companies, we may be deemed an investment company if we do not have sufficient control over such companies or qualify for another exemption under the Investment Company Act of 1940. If we are deemed an investment company, we could be found to be in violation of the Investment Company Act of 1940. A violation of that law could make it more difficult for us to register securities and raise funding and subject us to other material adverse consequences.

Our shareholders may be subject to dilution of the value of our shares if we conduct a business combination.

A business combination, which is one of the business alternatives considered by us, normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of our ordinary shares may increase or decrease, perhaps significantly.

We may need additional financing in connection with a business combination or other transaction.

If we consummate a business combination or acquire stakes in one or more operating companies, we may need to raise funds through a public or private financing. We agreed to provide $2.5 million in funding to BioCancell, which will require additional funding in 2009. We may not be provide BioCancell with the support it requires unless we raise additional funds. We may be unable to obtain additional financing on acceptable terms or at all.

We may face tax liabilities relating to our asset sales.

We have generated a significant amount of income from the sale of the ASIC business of Silicon Value in 2001 and our various agreements with STMicroelectronics in 2002 to 2005. Based on our assessment and that of our tax advisors, we believe that we have fully satisfied all tax due in relation with these transactions. The tax authorities may not agree with our view. Any such disagreement and subsequent tax dispute could result in tax liabilities in amounts which we currently can not estimate.

We might lose money from the investment of our cash.

We plan to invest the majority of our cash on hand in a variety of financial instruments. If the obligor of any of the instruments we hold default or undergo a reorganization in bankruptcy, we may lose all or a portion of our investment.  This will harm our financial condition.  For information on the types of our investments as of December 31, 2007, see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk Management.”

We are subject to ongoing costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As a foreign private issuer subject to U.S. federal securities laws, we are required to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and various SEC regulations. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these controls by our management and, commencing from fiscal year 2009, by our independent registered public accounting firm. There is no guarantee that these efforts will result in management assurance or an attestation by our independent registered public accounting firm that our internal control over financial reporting is adequate in future periods. Once we complete a business combination, we will likely need to invest additional time and resources in connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, to assure that we continue to comply with these requirements. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act and other corporate governance requirements could materially and adversely affect our financial results.

Risks relating to our incorporation in Israel

Our incorporation in Israel may limit our ability to find a target for a business combination or other transactions outside Israel.

We are incorporated under the laws of Israel. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Political, economic and military conditions might deter potential targets from effecting a business combination or other transaction with an Israeli company.

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

Provisions of Israeli law may delay, prevent or make more difficult a merger or other business combination, which may depress out share price.

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

The described restrictions could prevent or make more difficult an acquisition of Tikcro, which could depress our share price.

Risks relating to the market for our ordinary shares

Holders of our ordinary shares who are U.S. residents face income tax risks.

As a consequence of our ownership of substantial cash and investment assets but no operating business assets, it is likely that we would be classified for U.S. federal income tax purposes as having been a passive foreign investment company, or PFIC, during each of 2005, 2006 and 2007. We could also be classified as a PFIC for 2008, although the determination of PFIC status is made separately for each year and our PFIC status could change.

Classification as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares, which could, in turn, cause a reduction in the value of our ordinary shares. Classification as a PFIC also triggers the application of certain United States tax reporting requirements.

Complex rules apply to a U.S. holder of our ordinary shares if we are treated as a PFIC for U.S. federal income tax purposes for any year during such U.S. holder’s holding period. Accordingly, U.S. holders are urged to consult their tax advisors regarding the application of these rules.

U.S. residents should carefully read Item 10.E “Taxation – United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

The trading market for our ordinary shares has low liquidity, which could make it difficult for our shareholders to sell their shares at desired prices and amounts.

Our ordinary shares currently are quoted on the OTC Bulletin Board, an electronic quotation medium regulated by the National Association of Securities Dealers. Currently, we do not meet the initial listing conditions of the Nasdaq Stock Market. The market for shares quoted on the OTC Bulletin Board is typically less liquid than that for shares listed on the Nasdaq Stock Market. This could make it more difficult for our shareholders to sell their shares at desired prices and amounts.

Two shareholders may be able to control us.

Izhak Tamir and Eric Paneth, directors of Tikcro, each beneficially own approximately 12.6% of our outstanding ordinary shares. Currently, Messrs. Paneth and Tamir are not party to a shareholders agreement. However, if Messrs. Paneth and Tamir act together, they effectively may have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. Their combined equity interest in us may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or both of them.

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

Recent Developments

In June 2008, we signed an agreement to provide BioCancell, an Israel-based clinical-stage biopharmaceutical company, with $2.5 million in funding to continue development and clinical trials of its drugs for the treatment of bladder, ovarian and pancreatic cancers. BioCancell is focused on the development and commercialization of an innovative therapeutic molecular platform for treating aggressive cancers. BioCancell’s lead drug candidate for the treatment of bladder cancer is currently in Phase II trials, while its ovarian and pancreatic cancer compounds are preparing to begin Phase I trials. Under the agreement, we will provide BioCancell with $2.5 million in funding at the closing. Of this amount, $2.0 million will be allocated to a four-year convertible note bearing interest at 10% per year and $0.5 million will be in the form of BioCancell common stock. In addition, we will receive a five-year warrant, for an aggregate exercise price of approximately $2.5 million. The common stock of BioCancell is listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “BICL”. The conversion and exercise prices of BioCancell’s stock will be based on the average closing price of BioCancell’s common stock on the TASE over the 60-day period preceding the closing date plus a premium of approximately 25%. The common stock issuable to us will be subject to resale restrictions under applicable securities laws. BioCancell has undertaken steps to register such stock for resale.

Initially, we will hold approximately 5% of the outstanding capital stock of BioCancell. If we convert the note in full, we will hold an aggregate of approximately 20% of BioCancell’s outstanding capital stock. Additionally, if we exercise the warrant in full, we will hold an aggregate of approximately 34% of BioCancell’s outstanding capital stock. Such percentages would be different to the extent that BioCancell issues shares to holders of other exercisable securities. In connection with the agreement, Tikcro reached a voting agreement with three existing major shareholders of BioCancell, Clal Biotechnology Ltd., or CBI, Prof. Abraham Hochberg, Biocancell’s Co-Founder and Chief Scientific Officer, and Avi Barak, its CEO. Subject to certain conditions, the parties to the agreement, who will initially hold 50% of BioCancell’s outstanding capital stock in the aggregate, will vote for one member of the board designated by Tikcro, for one member designated by CBI and for one member designated by Prof. Hochberg.

We will also provide general consulting services to BioCancell. The closing is subject to the approval of BioCancell’s public shareholders, for which a meeting has been called for July 29, 2008, and other customary conditions.

Principal Capital Expenditures

We did not have any capital expenditures in 2005, 2006 or 2007.

B. Business Overview

Our historical business was the design, development and marketing of DSL chips used by manufacturers of telecommunications equipment.

Upon the sale of our business to STMicroelectronics in April 2003, we ceased the operations of our business as conducted prior thereto. Since then, our plan of operation has been to explore the best course of action for Tikcro, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating company or to acquire minority stakes in one or more operating companies in new areas of operations. We appointed a new Chief Executive Officer as of January 1, 2008.

We may enter into one or more transactions with a wide variety of businesses without limitation as to their industry or revenues. It is not possible at this time to predict when we will enter into any such transactions or what will be the industry, operating history, revenues, future prospects or other characteristics of any such business.

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

Overview

In April 2003, STMicroelectronics acquired our business pursuant to an asset purchase agreement. In January 2004, we reached an agreement with STMicroelectronics that settled certain reciprocal financial claims, including with respect to an escrow account which had been established under the asset purchase agreement. In April 2005, the remaining amount under escrow was paid to us.

Following the sale of our business to STMicroelectronics in April 2003, our plan of operation has been to explore the best course of action for Tikcro, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating company or to acquire minority stakes in one or more operating companies in new areas of operations.

In 2005, 2006 and 2007, we generated only financial income, which exceeded our expenses, resulting in net income of $4,000, $210,000 and $147,000, respectively.

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

Accounting for stock-based compensation

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

Results of Operations

The table below sets forth, for the periods indicated, financial data which we believe to be significant in analyzing our results of operations.

	Years Ended December 31,
	2005	2006	2007

Statement of Operations Data:
Selling, marketing, general and administrative expenses	$233	$209	$334
Operating loss	(233)	(209)	(334)
Financial income, net	237	419	481

Net income	$4	$210	$147

Revenues. We did not have any revenues in 2005, 2006 or 2007.

General and administrative expenses. In 2005, 2006 and 2007, we incurred only general and administrative expenses, which consisted primarily of management fees paid to Orckit Communications Ltd. (“Orckit”) and professional fees. The increase is 2007 was primarily due to professional fees incurred in negotiating and the evaluation of potential transactions and other matters.

Financial income , net. Financial income consists primarily of interest on marketable securities and bank deposits.

Net income . In 2005, we had net income of $4,000, primarily as a result of financial income in the amount of $237,000, which was partly offset by our general and administrative expenses in the amount of $233,000.

In 2006, we had net income of $210,000, primarily as a result of financial income in the amount of $419,000, which was partly offset by our general and administrative expenses in the amount of $209,000.

In 2007, we had net income of $147,000, primarily as a result of financial income in the amount of $481,000, which was partly offset by our general and administrative expenses in the amount of $334,000.

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

We may have from time to time expenses denominated in new Israeli shekels. Such expenses would decrease as a result of a devaluation of the new Israeli shekel in relation to the U.S. dollar. In 2007, the value of the U.S. dollar declined against the NIS, which caused our NIS denominated expenses to increase. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the new Israeli shekel against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	(8.1)
2007	3.4	(9.0)	12.4

B. Liquidity and Capital Resources

We had working capital of $9.7 million as of December 31, 2005, $10.0 million as of December 31, 2006 and $10.2 million as of December 31, 2007.

In 2005, we had net income of $4,000 and we generated $47,000 of cash from operations. In 2006, we had net income of $210,000 and we generated $237,000 of cash from operations. In 2007, we had a net income of $147,000 and we used $46,000 million of cash in our operations.

We generated net cash from investing activities of $750,000 in 2005 and $1.75 million in 2006, and we used net cash of $2.2 million from investment activities in 2007.

In 2005 and 2006, we did not have any cash flow from financing activities. In 2007 we generated net cash of $11,000 from financing activities.

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

We did not recognize any grants from the Office of the Chief Scientist in 2005 through 2007.

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

D. Trend Information

None.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2007, we had no contractual obligations of the type required to be disclosed in this section.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of June 15, 2007:

Name	Age	Position

Izhak Tamir	55	Chairman of the Board
Eric Paneth	58	Director
Irit Gal	56	External Director
Yiftach Atir	59	External Director
Aviv Boim	41	Chief Executive Officer

The business experience of each of our directors and executive officers is as follows:

Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and as our Chief Executive Officer from August 2003 to January 2008. He has served as President and a Director of Orckit since it was co founded by him and by Mr. Paneth in 1990. Mr. Tamir has served as Chairman of the Board of Corrigent Systems, a subsidiary of Orckit, since 2001 and as Chief Executive Officer of Corrigent Systems since May 2007 and as a Director of Gilat Satellite Networks Ltd. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

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

Yiftach Atir has been a private consultant since January 2003. He also served as a director of Radware Ltd. and Aran Research and Development (1982) Ltd. From August 2000 to January 2003, Mr. Atir served as the managing director of Koor Corporation Venture Capital. Prior thereto, he served as a managing director in Evergreen Venture Capital Funds, a management company for a group of technology focused venture capital funds, where he had been employed since November 1994. Prior to joining Evergreen, Mr. Atir served as a Brigadier General in the Intelligence Corps of the Israel Defense Forces. Mr. Atir has a B.A. in political science from Haifa University and an M.B.A. from Tel Aviv University and an M.A in Hebrew literature from Ben Gurion University.

Aviv Boim has served as our Chief Executive Officer since in January 2008. From 1998 to 2007, he served as the Chief Financial Officer of Orckit Communications Ltd. From August 1996 to February 1998, Mr. Boim was a banker with BT Alex. Brown Incorporated, an investment banking firm. From August 1993 until August 1996, Mr. Boim was a vice president of Giza Ltd., Tel Aviv, an investment banking firm. Mr. Boim holds a B.A. and an M.A. in economics and management from Tel Aviv University and an L.L.B. from Tel Aviv University Law School.

There are no family relationships between any director or senior manager. There are no arrangements or understandings between any director or senior manager and any other person pursuant to which the director or senior manager was selected.

B. Compensation

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (four persons) who served in the capacity of director or executive officer in the year ended December 31, 2007, was approximately $40,000, which consisted of participation fees of $1,000 per director for attendance at each meeting of the board of directors or committee thereof. We did not pay any compensation to any executive officers in 2007, but we hired and started paying a chief executive officer as of January 1, 2008.

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

According to the Companies Law, a company’s chairman of the board may not serve as its chief executive officer, unless otherwise approved by the shareholders for periods of up to three years. The required shareholder approval is a majority of the shares voted on the matter, provided that at least two-thirds of the shares of non-controlling shareholders voted in favor or no more than 1% of the shares of non-controlling shareholders voted against. At the shareholder meeting held in August 2006, our shareholders resolved to allow Mr. Tamir, our chairman, to serve also as our chief executive officer for a period of up to three years. In January 2008, our board of directors appointed a new chief executive officer. Mr. Tamir did not receive any compensation for serving in such office since 2004.

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

The role of the audit committee is to examine irregularities in the management of the company’s business, in consultation with the internal auditor and the company’s independent accountants, suggest remedial action and to approve specified related party transactions. Our audit committee consists of our two external directors and one additional director, Eric Paneth.

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

D. Employees

We have no employees, other than a chief executive officer.

E. Share Ownership

As of May 31, 2008, Messrs. Eric Paneth and Izhak Tamir, each, directly or through a wholly owned company, beneficially owned 1,061,701 ordinary shares, or approximately 12.6% of our outstanding ordinary shares. As of such date, Mr. Aviv Boim beneficially owned 435,379 ordinary shares, or approximately 5.2% of our outstanding ordinary shares. Of the shares beneficially owned by Mr. Boim, 392,624 shares are subject to contractual restrictions on transfer and are subject to repurchase by us for no consideration if his employment terminates under certain circumstances. The transfer restrictions, as well as our repurchase right, with respect to most of such shares expire in installments over the period ending on December 31, 2010, subject to 12-month acceleration if his employment terminates under certain circumstances. None of our other directors beneficially owns 1% or more of our outstanding ordinary shares.

Share Incentive Plans

We have two share incentive plans pursuant to which options may be granted to our directors, officers, employees, consultants and contractors. These share incentive plans are administered by our board of directors, which determines the optionees, dates of grant and the exercise price of options. Unless otherwise decided by our board of directors, options granted under the share incentive plans are non-assignable except by the laws of descent. Under the share incentive plans, the grantee is responsible for all personal tax consequences of the grant and the exercise thereof. The plan adopted in 2003 (the “2003 Plan”) allows us to grant options to qualified persons pursuant to the “capital gains route” under Section 102 of the Israeli Income Tax Ordinance. In December 2007, our Board of Directors amended the 2003 Plan to also enable the granting of restricted shares or restricted share units, or RSUs. Restricted shares are grants of our ordinary shares that are subject to certain re-sale restrictions for a specified period of time, and RSUs are rights to receive our ordinary shares under certain conditions, for no consideration. The other terms and conditions of the 2003 Plan that are applicable to options also apply to restricted stock and RSUs, to the extent applicable.

As of May 31, 2008, we had outstanding options to purchase a total of 133,334 ordinary shares, all of which were held by our directors, and 392,624 restricted shares.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 31, 2008 (unless otherwise specified), by each person who is known to own beneficially more than 5% of the outstanding ordinary shares. The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)

Steven N. Bronson(2)	1,156,124	13.7%
Eric Paneth	1,061,701	12.6%
Izhak Tamir	1,061,701	12.6%
Eugene Oshinsky and Rosa Oshinsky(3)	462,667	5.5%
Aviv Boim(4)	435,379	5.2%

(1)	Based on 8,448,090 ordinary shares outstanding on May 31, 2008.
(2)	Based on a Schedule 13D/A filed on October 18, 2007.
(3)	Based on a Schedule 13G filed on January 6, 2006. The ordinary shares are held directly by RAM Capital Management Trust #01, a Massachusetts trust. Eugene Oshinsky and Rosa Oshinsky, as trustees, are deemed to have beneficial ownership of the ordinary shares.
(4)	Includes 392,624 restricted shares. See Item 6.E above.

As of May 31, 2008, there were 68 holders of record of our ordinary shares in the United States who collectively held approximately 70.2% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

Relationship between Tikcro and Orckit

Tikcro and Orckit, except as otherwise contemplated in the agreement referred to below, operate independently of one another as separate public companies.

We believe that the agreement described below has been entered into on terms similar to terms that would be obtained from independent third parties.

        Services Agreement

On July 1, 2003, Tikcro signed a Services Agreement with Orckit for administrative services, including bookkeeping and office services, as well as for certain services related to the evaluation of prospective opportunities for a business combination. Total fees to Orckit for such services in 2004 were $25,000 per quarter. In 2005 the fees were reduced to $18,000 per quarter, and in 2006 the fees were further reduced to $12,000 per quarter.

C. Interests of Experts and Counsel

        Not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and other Financial Information

        See financial statements under Item 18.

        Legal Proceedings

        We have no material legal proceedings.

B. Significant Changes

C.

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

Calendar Year	Price Per Share
	High	Low

2003	$1.35	$0.36
2004	1.83	0.90
2005	1.68	0.93
2006	1.37	0.88
2007	1.38	1.01

Calendar Period		Price Per Share
		High	Low

2006
	First Quarter	$1.20	$0.96
	Second Quarter	1.20	0.90
	Third Quarter	1.14	0.88
	Fourth Quarter	1.37	0.98
2007
	First Quarter	1.38	1.05
	Second Quarter	1.32	1.12
	Third Quarter	1.25	1.01
	Fourth Quarter	1.17	1.10
2008
	First Quarter	1.14	1.01

Calendar Month		Price Per Share
		High	Low

2007
	December	1.16	1.11
2008
	January	1.14	1.02
	February	1.10	1.02
	March	1.07	1.01
	April	1.05	1.02
	May	1.07	1.05

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

United States Federal Income Tax Consequences

        The following summary describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from the purchase, ownership or disposition of our ordinary shares. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (possibly with retroactive effect) or different interpretations. For purposes of this summary, a U.S. Holder will be deemed to refer only to any of the following holders of our ordinary shares:

—	an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes;

—	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof;

—	an estate the income of which is subject to U.S. federal income tax regardless of the source of its income; and

—	a trust, if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities, U.S. Holders whose functional currency is not the U.S. dollar, U.S. Holders who have elected mark-to-market accounting, U.S. Holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, U.S. Holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. Holders selling our ordinary shares short, U.S. Holders deemed to have sold our ordinary shares in a “constructive sale,” and U.S. Holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership that is a beneficial owner of our ordinary shares, and partners in such partnership, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares.

Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2010. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. See “Israeli Tax Considerations — Capital Gains Tax on Sales of Our Ordinary Shares” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. However, under the tax treaty between the United States and Israel, gain derived from the taxable disposition of ordinary shares by a U.S. Holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

A U.S. Holder’s tax basis in his, her or its ordinary shares generally will be the U.S. dollar purchase price paid by such U.S. Holder to acquire such ordinary shares. The U.S. dollar cost of an ordinary share purchased with foreign currency generally will be the U.S. dollar value of the purchase price on the date of purchase or, in the case of our ordinary shares that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

In the case of a U.S. Holder who uses the cash basis method of accounting and who receives NIS in connection with the taxable disposition of ordinary shares, the amount realized will be based on the “spot rate” of exchange on the settlement date of such taxable disposition. If such U.S. Holder subsequently converts NIS into U.S. dollars at a conversion rate other than the spot rate in effect on the settlement date, he, she or it may have a foreign currency exchange gain or loss treated as ordinary income or loss for U.S. federal income tax purposes. A U.S. Holder who uses the accrual method of accounting may elect the same treatment required of cash method taxpayers with respect to a taxable disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. If an accrual method U.S. Holder does not elect to be treated as a cash method taxpayer (pursuant to U.S. Treasury Regulations applicable to foreign currency transactions), such U.S. Holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of the NIS on the date of taxable disposition and the settlement date. Any such currency gain or loss generally would be treated as U.S.-source ordinary income or loss and would be subject to tax in addition to any gain or loss recognized by such U.S. Holder on the taxable disposition of ordinary shares.

Treatment of Distributions

For U.S federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations – Tax on Dividends to Non-Israeli Resident Shareholders.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares paid by us to a U.S. Holder generally will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq Global Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “ – Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of their receipt of any distributions with respect to our ordinary shares.

A dividend paid by us in NIS will be included in the income of U.S. Holders at the U.S. dollar amount of the dividend, based on the “spot rate” of exchange in effect on the date of receipt or deemed receipt of the distribution, regardless of whether the payment is in fact converted into U.S. dollars. U.S. Holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that U.S. dollar value. Any gain or loss upon the subsequent conversion of the NIS into U.S. dollars or other disposition of the NIS will constitute foreign currency gain or loss taxable as ordinary income or loss and will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.

Dividends received with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our ordinary shares also generally will be treated as “investment income” for purposes of the investment interest deduction limitation contained in Section 163(d) of the Code, and as foreign-source passive income for U.S. foreign tax credit purposes or, in the case of a U.S. Holder that is a financial services entity, financial services income. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from distributions on our ordinary shares which constitute dividends under U.S. income tax law. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only if the U.S. Holder elects to do so with respect to all foreign income taxes in such year. In addition, special rules may apply to the computation of foreign tax credits relating to “qualified dividend income,” as defined above. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid with respect to any dividends which may be paid with respect to our ordinary shares.

Passive Foreign Investment Company Status

Generally, a foreign corporation is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income (including its pro rata share of the gross income of any company in which it owns 25% or more of the shares by value) is passive in nature (the “Income Test”), or (ii) the average percentage of its assets during such tax year (including its pro rata share of the assets of any company in which it owns 25% or more of the shares by value) which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the “Asset Test”). Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions.

There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets for purposes of the Asset Test. The legislative history of the U.S. Taxpayer Relief Act of 1997, or the 1997 Act, however, indicates that for purposes of the Asset Test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.” It is unclear under current interpretations of the 1997 Act whether other valuation methods could be employed to determine the value of our assets.

Based on the composition of our gross income and the composition and value of our gross assets since 2003, we believe that we are likely to be treated as having been a PFIC in each year since 2003. There also can be no assurance that we will not be deemed a PFIC in any future tax year.

U.S. Holders are urged to consult their own tax advisors for guidance as to our status as a PFIC in any tax year. For those U.S. Holders who determine that we are a PFIC in any tax year and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

For each year during a U.S. Holder’s holding period of ordinary shares in which we are treated as a PFIC for U.S. federal income tax purposes and such U.S. Holder does not make a QEF Election or a “mark-to-market ” election (both as described below):

—	“Excess distributions” by us to such U.S. Holder would be taxed in a special way. “Excess distributions” with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares. A U.S. Holder must include amounts allocated to the current tax year in his, her or its gross income as ordinary income for that year, pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate on ordinary income in effect for such prior year and pay an interest charge on the resulting tax at the rate applicable to deficiencies of U.S. federal income tax.

—	The entire amount of any gain realized by such U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

—	The tax basis in ordinary shares acquired from a decedent who was a U.S. Holder would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis, if lower.

Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during the U.S. Holder’s holding period, if we cease to be a PFIC, the U.S. Holder may avoid the consequences of PFIC classification for subsequent years if he, she or it elects to recognize gain based on the unrealized appreciation in his, her or its ordinary shares through the close of the tax year in which we cease to be a PFIC.

A U.S. Holder who beneficially owns shares of a PFIC must file U.S. Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which he, she or it holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

For any year in which we are treated as a PFIC, a U.S. Holder may elect to treat his, her or its ordinary shares as an interest in a qualified electing fund, known as a QEF Election, in which case the U.S. Holder would be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually made to the U.S. Holder. Any gain subsequently recognized by the U.S. Holder upon the sale of his, her or its ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. Holder. A QEF Election is effective for the tax year in which the election is made and all subsequent tax years of the U.S. Holder. Procedures exist for both retroactive elections and the filing of protective statements. A U.S. Holder making the QEF Election must make the election on or before the due date, as extended, for the filing of the U.S. Holder’s U.S. federal income tax return for the first tax year to which the election will apply. Upon his, her or its request, we will provide to each U.S. Holder, who wishes to make a QEF Election for any year in which we are treated as a PFIC, the information required to make a QEF Election and to make subsequent annual filings.

As an alternative to a QEF Election, a U.S. Holder generally may elect to mark his, her or its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the tax year, between the fair market value of his, her or its ordinary shares and the adjusted tax basis of such shares. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues unless revoked with the consent of the U.S. Internal Revenue Service.

The implementation of many aspects of the Code’s PFIC rules requires the issuance of Treasury Regulations which in many instances have yet to be promulgated and which may have retroactive effect when promulgated. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election if we are treated as a PFIC.

Information Reporting and Backup Withholding

Payments in respect of our ordinary shares that are made in the United States or by certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding tax at rates equal to 28% through 2010 and 31% after 2010 (unless legislation is enacted that provides otherwise). Information reporting will not apply, however, with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations. In addition, backup withholding will not apply to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and furnishes other required certifications. U.S. Holders required to establish their exemption from backup withholding generally must provide a certification on IRS Form W-9 (or substitute form). Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service. U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures of obtaining such an exemption, if applicable.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 29% for the 2007 tax year and 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

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

On February 26, 2008 the Israeli parliament approved an amendment to the Inflationary Adjustments Law that limits the applicability of such law so that it will generally cease to apply after the 2007 tax year.

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

Provisions of Israeli tax law may treat a sale of securities listed on a stock exchange differently than the sale of other securities. In the past, the Israeli Tax Authority, or the ITA, has indicated that it does not recognize the OTC Bulletin Board as a “stock exchange” for purposes of the Tax Ordinance. However, the current position of the ITA is to view securities quoted on the OTC Bulletin Board as listed on a “stock exchange” where such securities were previously delisted from a “stock exchange” (such as the Nasdaq Global Market or the Tel Aviv Stock Exchange), such as our ordinary shares.

The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the different tax rates may not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Inflationary Adjustments Law and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on income, as amended, known as the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who holds the ordinary shares as a capital asset and who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty generally will not be subject to Israeli capital gains tax. This exemption does not apply if: (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our issued voting power during any part of the twelve-month period preceding the applicable sale, exchange or disposition, subject to specific conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In these cases, the sale, exchange or disposition would be subject to Israel tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the treaty U.S. resident would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Tax on Dividends to Non-Israeli Resident Shareholders

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is generally withheld at the source at the rate– of 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and in certain circumstances if such shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend as well as the previous tax year, and not more than 25% of our gross income consists of interest or dividends, the maximum Israeli tax on dividends paid to such corporation is 12.5%.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2007, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk Management

As of December 31, 2007, we had $10.3 million of cash and short term investments, primarily all of which was linked to the U.S. dollar.

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

ITEM 15.	Controls and Procedures

See Item 15T below.

ITEM 15T.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2007. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our principal executive and financial officer. Based on this evaluation, our principal executive and financial officer has concluded that our disclosure controls and procedures are effective to alert him on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and our board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

Our management conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2007 and concluded that our internal control over financial reporting was effective as of December 31, 2007.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

Changes in Financial Control Over Financial Reporting

In addition, there were no changes in our internal control over financial reporting that occurred during 2007 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

        Audit Fees

For 2006 and 2007, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2006	2007

Audit Fees	$30,000	$32,000
Audit-Related Fees	0	0
Tax Fees	5,000	5,000
All Other Fees	0	0

Total	$35,000	$37,000

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

ITEM 19. Exhibits

The exhibit lists required by this Item is incorporated by reference to the Exhibit Index, which appears following the signature page of this Annual Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TIKCRO TECHNOLOGIES LTD. By: /s/ Aviv Boim —————————————— Aviv Boim Chief Executive Officer

Date: June 26, 2008

Exhibit Index

Exhibit No.	Exhibit

1.1	Memorandum of Association, as amended (a)

1.2	Amended and Restated Articles of Association (a)

1.3	Bonus Rights Agreement, dated as of September 12, 2005, between Tikcro Technologies Ltd. and American Stock Transfer & Trust Company, as Rights Agent (b)

4.1	Share Incentive Plan, as amended (c)

4.2	Tikcro 2003 Stock Option Plan, as amended (d)

8	List of Subsidiaries (a)

12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 to CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act (d)

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 to U.S.C. 1350, as adopted Section 906 of the Sarbanes-Oxley Act of 2002 (d)

14.1	Consent of Independent Registered Public Accounting Firm (d)

(a)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 0-30820).

(b)	Incorporated by reference to Tikcro’s Report on Form 6-K filed with the Securities and Exchange Commission on September 14, 2005.

(c)	Incorporated by reference to Tikcro’s Registration Statement on Form S-8 (File No. 333-12904).

(d)	Filed herewith.

TIKCRO TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TIKCRO TECHNOLOGIES LTD.

        We have audited the accompanying consolidated balance sheets of Tikcro Technologies Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

        As explained in Note 2(h) to the consolidated financial statements, on January 1, 2006 the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment”.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
June 23, 2008	A Member of Ernst & Young Global

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,066	$877
Marketable securities (Note 3)	7,060	9,448
Other current assets	23	32

Total current assets	10,149	10,357

Total assets	$10,149	$10,357

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Related party - current account (Note 7)	$28	$14
Other current liabilities	154	156

Total current liabilities	182	170

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

SHAREHOLDERS' EQUITY (Note 5):
Share capital -
Ordinary shares - Authorized: 16,666,667 shares at December 31, 2006 and 2007;
Issued: 9,355,851 and 9,502,517 shares at December 31, 2006 and 2007 respectively; Outstanding: 7,908,800 and 8,055,466 shares at December 31,
2006 and 2007, respectively	-	-
Additional paid-in capital	146,045	146,068
Less - treasury shares, at cost 1,447,051 Ordinary shares at December 31, 2006
and 2007	(1,065)	(1,065)
Accumulated other comprehensive income (loss)	(10)	40
Accumulated deficit	(135,003)	(134,856)

Total shareholders' equity	9,967	10,187

Total liabilities and shareholders' equity	$10,149	$10,357

The accompanying notes are an integral part of the consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2005		2006	2007

Operating costs and expenses:

General and administrative expenses		$233	$209	$334

Operating loss		(233)	(209)	(334)
Financial income, net (Note 9)		237	419	481

Net income		$4	$210	$147

Net earnings per share (Note 8):

Basic net earnings per share	$	*) 0.00	$0.03	$0.02

Weighted average number of shares used in computing basic earnings
per share		7,908,000	7,908,800	7,932,909

Diluted net earning per share	$	*) 0.00	$0.03	$0.02

Weighted average number of shares used in computing basic earnings
per share		8,061,663	8,053,548	8,064,699

*)	Represents an amount lower than $ 0.01.

The accompanying notes are an integral part of the consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Outstanding Ordinary shares		Additional paid-in capital	Accumulated other comprehensive Income (loss)	Treasury shares	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity
	Number	Amount

Balance at January 1, 2005	7,908,800	$-	$146,036	$(47)	$(1,065)	$(135,217)	-	$9,707

Comprehensive income:
Unrealized losses on available-for-sale
marketable securities	-	-	-	(1)	-		$(1)	(1)
Net income	-	-	-	-	-	4	4	4

Total comprehensive income							$3

Balance at December 31, 2005	7,908,800	-	146,036	(48)	(1,065)	(135,213)		9,710

Stock based compensation	-	-	9	-	-	-		9
Comprehensive income:
Unrealized income on available-for-sale
marketable securities	-	-	-	38	-	-	$38	38
Net income	-	-	-	-	-	210	210	210

Total comprehensive income							$248

Balance at December 31, 2006	7,908,800		146,045	(10)	(1,065)	(135,003)		9,967

Exercise of options	146,666	-	11	-	-	-		11
Stock based compensation	-	-	12	-	-	-		12
Comprehensive income:
Unrealized income on available-for-sale
marketable securities	-	-	-	50	-	-	$50	50
Net income	-	-	-	-	-	147	147	147

Total comprehensive income							$197

Balance at December 31, 2007	8,055,466	$-	$146,068	$40	$(1,065)	$(134,856)		$10,187

The accompanying notes are an integral part of the consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007

Cash flows from operating activities:

Net income	$4	$210	$147
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Decrease in amount due from STMicroelectronics Ltd.	146	-	-
Decrease (increase) in other current assets	(4)	1	(9)
Increase (decrease) in related party - current account	5	(14)	(14)
Increase (decrease) in other current liabilities	(15)	(8)	2
Accrued interest on marketable securities	(89)	39	45
Amortization of premium and accretion of discount on marketable
securities	-	-	(229)
Stock based compensation	-	9	12

Net cash provided by (used in) operating activities	47	237	(46)

Cash flows from investing activities:

Purchase of available-for-sale marketable securities	(8,750)	(3,750)	(13,654)
Proceeds from realization of available-for-sale marketable
securities	9,500	5,500	11,500

Net cash provided by (used in) investing activities	750	1,750	(2,154)

Cash flows from financing activities:
Proceeds from exercise of options	-	-	11

Net cash provided by financing activities	-	-	11

Increase (decrease) in cash and cash equivalents	797	1,987	(2,189)
Cash and cash equivalents at the beginning of the year	282	1,079	3,066

Cash and cash equivalents at the end of the year	$1,079	$3,066	$877

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
Tikcro had a wholly-owned subsidiary, Silicon Value (S.V.) Ltd. (“SVL”), which has been voluntarily liquidated at the end of 2004. SVL had a wholly-owned U.S. subsidiary, Tikcro Technologies Inc., which is currently inactive.
In 2002 and 2003, the Company entered into strategic agreements with STMicroelectronics NV and its Israeli subsidiary STMicroelectronics Ltd. (collectively “ST”). Pursuant to these agreements ST acquired all of the Company’s assets and, in addition, assumed all of its liabilities except for certain liabilities.

Upon the closing of the asset purchase agreement, the Company has ceased all its operations.

As of December 31, 2007 the Company had no business activities and it has been pursuing investment opportunities.

On January 1, 2008, the board of directors appointed a new CEO.

In June 2008, the Company signed an agreement to provide $ 2,500 in funding to BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company, whose common stock is listed on the Tel Aviv Stock Exchange (see also Note 10).

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

The income of the Company is generated in U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s cash flow transactions is incurred in dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Principles of consolidation:

The consolidated financial statements include the accounts to of the Company and its wholly-owned subsidiaries.

Intercompany transactions and balances had been eliminated upon consolidation.

e.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

f.	Marketable securities:

Management determines the classification of investments in marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2007, all marketable securities covered by Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, (“SFAS No. 115”) were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

g.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109.

The Interpretation clarifies the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more likely than not of being sustained. The Company adopted the provisions of FIN 48 as of January 1, 2007. As of January 1, 2007, there was no difference between the provisions of SFAS 109 and FIN 48 therefore no adjustment was recorded to the accumulated deficit.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Interest associated with uncertain income tax positions and penalties are classified as income tax expenses. The Company has not recorded any interest or penalties during any of the years presented.

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

No stock-based employee compensation cost was recognized in the statement of income for the year ended December 31, 2005, as all options granted under those plans had an exercise price lower or equal to the market value of the underlying common stock on the date of grant.

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

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending at the date of grant, based on the expected option term (disregarding the term before the Company started operating in its current mode). The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

The fair value for the options granted in 2006 was estimated at the date of grant with the following weighted average assumptions:

Year ended December 31, 2006

Risk free interest rate	4.8%
Dividend yields	0%
Volatility	50.3%
Expected life (years)	6.5

The pro-forma table below reflects the Company’s stock based compensation expense, net income and earnings per share for the year ended December 31, 2005, had the Company applied the fair value recognition provisions of SFAS 123. The fair value for these options was estimated at the date of grant, in 2003, using a Black-Scholes Option Valuation Model, with the following weighted-average assumptions: expected volatility of 66%, risk-free interest rates of 2%, dividend yield of 0% and a weighted-average expected life of the option of three years.

Pro forma information under SFAS No. 123 was as follows:

Year ended December 31, 2005

Net income as reported	$4
Total stock based compensation - intrinsic value	-
Total stock based compensation determined under fair value based method for all
awards	(9)

Pro forma net loss	$(5)

Basic and diluted net loss per share as reported	$(0.00)

Pro forma basic and diluted net loss per share	$(0.00)

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, other current assets and liabilities approximate their fair value due to the short-term maturity of such instruments.

The fair value for marketable securities is based on quoted market price (see Note 3).

j.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings per Share”(“SFAS No. 128”).

The total number of shares related to outstanding options, warrants, excluded from the calculation of the diluted net earnings per share, because they had anti-dilutive effect, for the years ended December 31, 2005, 2006 and 2007, were 0, 66,667 and 66,667, respectively.

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

The Company’s marketable securities include investments in corporate investment grade debentures. Management believes that those investments are financially sound and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Treasury shares:

The Company’s repurchase of Ordinary shares on the open market which are held as treasury shares. The Company presents the cost of repurchased treasury shares as a reduction in shareholders’ equity.

m.	Impact of recently issued Accounting Standards:

1)	In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“Statement No. 157”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of Statement No. 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of Statement No. 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis.

In February 2007, the FASB issued FASB Staff Position FAS 157-2 (“FSP FAS 157-2”), which provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the impact of adopting the provisions of Statement No. 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

2)	In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The Standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The company is currently evaluating the impact of adopting the provisions of Statement No. 159. The adoption of SFAS 159 is not expected to have material effect on the Company’s consolidated financial statements.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3)	In December 2007, the FASB issued SFAS No. 141 (Revised), “Business Combinations” (“SFAS 141 (Revised)”). SFAS 141 (Revised) replaces SFAS 141, “Business Combination” and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. No impact is expected at the adoption date, since the standard will be applied prospectively – for future business combinations.

4)	In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary.

SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have material effect on the Company’s consolidated financial statements.

NOTE 3:	–	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31,
	2006				2007
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Available-for-sale:
Corporate
debentures	$7,070	$-	$(10)	$7,060	$9,408	$40	$-	$9,448

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	–	MARKETABLE SECURITIES (Cont.)

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

In August 2006, the Company’s shareholders authorized an amendment to the Company’s Memorandum and Articles of Association converting each of its Ordinary shares, NIS 0.10 par value, to one Ordinary share with no par value and effecting a reverse share split of Ordinary shares at a ratio of one-for-three. The reverse stock split became effective on September 19, 2006. All shares and per share amounts were retroactivity adjusted to reflect the reverse stock split.

b.	Stock option plans:

1.	Under the Company’s stock option plan (“the plan”) options may be granted to employees, officers, consultants and directors of the Company or its subsidiaries.

2.	No options were granted during 2007. As of December 31, 2007, an aggregate of 2,391,863 of the Company’s options are still available for future grant.

3.	The options granted generally become fully exercisable after three to four years and expire no later than 10 years from the approval date of the option plan under terms of grant. Any option forfeited or cancelled before expiration become available for future grants.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	–	SHAREHOLDERS’ EQUITY (Cont.)

The following is a summary of the Company’s stock options transactions in 2007:

	Year ended December 31, 2007
	Amount	Weighted average exercise price	Weighted Remaining contractual life	Aggregate intrinsic value

Options outstanding at beginning of year	280,000	$0.47
Granted	-	-
Exercised	(146,666)	$0.06

Options outstanding at end of year	133,334	$0.92	7.14	$26.7

Vested and expected to vest at end of
year	133,334	$0.92	7.14	$26.7

Options exercisable at end of year	88,889	$0.90	6.40	$20.0

The options outstanding as of December 31, 2007, have been separated into two exercise prices as follows:

Exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2007	Weighted average exercise price of options exercisable

$0.87	66,667	5.65	$0.87	66,667	$0.87
$0.97	66,667	8.63	$0.97	22,222	$0.97

	133,334	7.14	$0.92	88,889	$0.90

c.	On August 17, 2006, the annual shareholders meeting approved a grant to two directors of options to purchase up to 33,333 Ordinary shares each at an exercise price per share equal to the average closing price of the Ordinary shares over the three trading days immediately preceding the date of the meeting. The options vest over a period of three years, one-third each year, commencing on the first day of the upcoming term of the option holder. The total fair value of the options granted was $ 34 while the amount of $ 3 and $ 12 were recorded in 2006 and 2007, respectively, as stock based compensation expenses.

d.	Shareholder bonus rights plan

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

The Rights will expire on December 31, 2015 and are generally redeemable by the Company’s Board of Directors, at $ 0.03 per Right, at any time until the tenth business day following public disclosure that a person or group has become an “Acquiring Person.”

NOTE 6:	–	TAXES ON INCOME

a.	Tax laws applicable to the Company:

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI. The Company is taxed under this law.

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	–	TAXES ON INCOME (Cont.)

Capital gains/losses:

Pursuant to the provisions of the Law for Amendment of the Income Tax Ordinance (No. 132), 2003 (“the reform law”), tax at a reduced rate of 25% will apply on capital gains accrued after January 1, 2003, instead of the regular tax rate. In case of the sale of properties purchased before the adoption of the reform law, the reduced tax rate will apply only to the portion of the profit which accrued after the adoption of the law, as computed according to the law. Further, the reform law states that capital losses carried forward for tax purposes may be offset against capital gains indefinitely. The reform law also provides for the possibility to offset capital losses from sales of properties outside Israel against capital gains in Israel.

b.	Tax rates applicable to the income of the Company:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004, was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26%, 2010 and thereafter – 25%.

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2006	2007

Deferred tax assets:
Net operating loss and capital loss carryforward	$32,000	$35,000
Valuation allowance	(32,000)	(35,000)

Net deferred tax asset	$-	$-

Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax assets regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

c.	Net operating losses carryforward:

The Company has accumulated operating losses for tax purposes as of December 31, 2007, in the amount of approximately $ 27,000 (denominated in NIS), which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of approximately $ 115,000 (denominated in NIS), which may be carried forward and offset against capital gains.

d.	The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the offset of operating income with carryforward losses.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	–	TAXES ON INCOME (Cont.)

e.	Tax assessments for the tax years up to and including 2002 are considered as final subject to the powers vested with the director of the tax authority pursuant to sections 145,147 and 152 of the income tax ordinance.

f.	The Company adopted the provisions of FIN 48 on January 1, 2007. Prior to 2007 the Company used the provisions of SFAS 5 to determine tax contingencies. As of January 1, 2007 there was no difference between the provision under FIN 48 therefore there was no effect on the Company’s shareholders equity upon the Company’s adoption of FIN 48.

NOTE 7:	–	RELATED PARTY TRANSACTIONS

The balances with and the results of operations from transactions with related party (Orckit) were as follows:

	December 31,
	2006	2007

Balances:

Current account	$(28)	$(14)

	Year ended December 31,
	2005	2006	2007

Transactions:

Administrative services *)	$72	$48	$48

*)	Orckit provides the Company with certain administrative services.

TIKCRO TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	–	BASIC AND DILUTED NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share.

a.	Numerator:

		Year ended December 31,
		2005	2006	2007

	Numerator for basic and diluted net earnings per
	share - income available to shareholders of
	Ordinary shares	$4	$210	$147

b.	Denominator:

	Denominator for basic net earnings per share -
	weighted average shares	7,908,800	7,908,800	7,932,909

	Effect of dilutive securities:
	Employee stock options	152,863	144,748	131,790

	Denominator for diluted net earnings per share
	- adjusted weighted average shares, assumed
	conversions and exercise of options and
	warrants	8,061,663	8,053,548	8,064,699

NOTE 9:	–	FINANCIAL INCOME, NET

	Year ended December 31,
	2005	2006	2007

Financial expenses, mainly bank charges	$(18)	$(9)	$(5)

Financial income, mainly from marketable securities	255	428	486

	$237	$419	$481

NOTE 10:	–	SUBSEQUENT EVENT (UNAUDITED)

In June 2008, the Company signed an agreement to provide $ 2,500 in funding to BioCancell Therapeutics, Inc. (“BioCancell”), an Israel-based clinical-stage biopharmaceutical company, whose common stock is listed on the Tel Aviv Stock Exchange. As part of the above mentioned agreement, the Company agreed to provide the funding to BioCancell, to appoint a member to its board of directors and to provide it with certain consulting services. This transaction is subject to certain closing conditions, including the approval of BioCancell’s public shareholders.