Form 20-F
TIKCRO TECHNOLOGIES LTD
filed 2008-08-05
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ____________

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report July 30, 2008

Commission file number 0-30820

TIKCRO TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

126 Yigal Allon Street, Tel Aviv 67443, Israel
(Address of principal executive offices)

Izhak Tamir, T: +972-3-694-8648, F: +972-3-694-8684, 126 Yigal Allon Street, Tel Aviv 67443, Israel
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

☐ Yes    ☐ No

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

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒     IFRS as issued by the IASB ☐     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☐ No

2

PART I		1
ITEM 1.	Identify of Directors, Senior Management and Advisors	1
ITEM 2.	Offer Statistics and Expected Timetable	1
ITEM 3.	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the offer and use of proceeds	3
D.	Risk Factors	4
ITEM 4.	Information on the Company	13
A.	History and Development of the Company	13
B.	Business Overview	14
C.	Organizational Structure	17
D.	Property, Plants and Equipment	17
ITEM 4A.	Unresolved Staff Comments	17
ITEM 5.	Operating and Financial Review and Prospects	17
A.	Operating Results	17
B.	Liquidity and Capital Resources	21
C.	Research and Development, Patents and Licenses	22
D.	Trend Information	22
E.	Off-balance Sheet Arrangements	22
F.	Tabular Disclosure of Contractual Obligations	22
ITEM 6.	Directors, Senior Management and Employees	22
A.	Directors and Senior Management	22
B.	Compensation	23
C.	Broad Practices	24
D.	Employees	29
E.	Share Ownership	29

3

ITEM 7.	Major Shareholders and Related Party Transactions	30
A.	Major Shareholders	30
B.	Related Party Transactions	31
C.	Interests of Experts and Counsel	31
ITEM 8.	Financial Information	31
A.	Consolidated Statements and other Financial Information	31
B.	Significant Changes	31
ITEM 9.	The Offer and Listing	31
A.	Offer and Listing Details	31
B.	Plan of Distribution	33
C.	Markets	33
D.	Selling Shareholders	33
E.	Dilution	33
F.	Expenses of the Issue	33
ITEM 10.	Additional information	33
A.	Share Capital	33
B.	Memorandum and Articles of Association	34
C.	Material Contracts	39
D.	Exchange Controls	39
E.	Taxation	40
F.	Dividends and Paying Agents	49
G.	Statement by Experts	49
H.	Documents On Display	49
I.	Subsidiary Information	50
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	50
ITEM 12.	Description of Securities other than Equity Securities	50

4

5

PART I

Unless the context otherwise requires, “Tikcro,” “us,” “we” and “our” refer to Tikcro Technologies Ltd., an Israeli company, and its subsidiaries.

All share and per share information in this Report has been adjusted to give retroactive effect to a one-for-three reverse split of our ordinary shares that became effective on September 19, 2006.

Statements in this Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws. In some cases, you can identify forward-looking statements by our use of words such as “expect,” “anticipate,” “believe,” “intend,” “plan,” “seek” and “estimate” and similar expressions. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” and elsewhere in this Report as well as our reports on Form 6-K submitted to the Securities and Exchange Commission.

ITEM 1.	Identity of Directors, Senior Management and Advisors

A. Directors and Senior Management

See Item 6 “Directors, Senior Management and Employees.”

B. Advisers

Not applicable.

C. Auditors

For 2005, 2006 and 2007, our independent accountant was Kost, Forer, Gabbay & Kasierer, a firm of certified public accountants in Israel and member of Ernst & Young Global. Their address is 3 Aminadav Street, Tel Aviv, Israel, 67067.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A. Selected Financial Data

We have derived the following selected financial data, with respect to the five years from 2003 to 2007, from the financial statements of Tikcro, which have been prepared in accordance with generally accepted accounting principles in the United States. You should read the selected consolidated financial data together with Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere or incorporated by reference in this Report.

From April 2003, when we sold substantially all of our assets and liabilities (other than financial indebtedness) to STMicroelectronics, through 2007, we had so significant operations. Accordingly, the data presented below are not indicative of our future operating results or financial position.

In July 2008, we acquired a minority stake in BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company. Please see Item 4.A “Information on the Company – History and Development of the Company–Recent Developments” for more information.

	Years Ended December 31,
	2003	2004	2005		2006	2007
	(in thousands, except share and per share data)

Statement of Operations Data:
Revenues	$2,691	--	--		--	--

Research and development expenses and development
services costs (1)	2,201	--	--		--	--
Less - royalty-bearing grants	394	--	--		--	--

Research and development expenses, net and development
services costs, net (1)	1,807	--	--		--	--
Selling, marketing, general and administrative expenses (1)	1,512	$351	$233		$209	$334
Operating loss	(628)	(351)	(233)		(209)	(334)
Other income	12,834	--	--		--	--

Financial income (expense), net	(228)	140	237		419	481

Net income (loss)	$11,978	$(211)	$4		$210	$147

Basic net earnings (loss) per share**)	$1.50	$(0.03)	-	*)	$0.03	$0.02

Diluted net earnings (loss) per share**)	$1.42	$(0.03)	-	*)	$0.03	$0.02

Number of shares used in computing basic net earnings
(loss) per share**)	7,982,883	7,908,800	7,908,800		7,908,800	7,932,909

Number of shares used in computing diluted net earnings
(loss) per share**)	8,429,550	7,908,800	8,061,663		8,053,548	8,064,699

(1)	Operating expenses include stock compensation expenses as follows: research and development expenses, net and development services costs, net of, $47, $0, $0, $0 and $0 for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively; and selling, marketing, general and administrative expenses of $724, $0, $0, $9 and $12 for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

*)	Represents an amount lower than $0.01.

**)	After giving retroactive effect to the one-for-three reverse stock split in September 19, 2006 for the years ended December 31, 2003 through 2005.

	December 31,
	2003	2004	2005	2006	2007
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents and short term
investments	$7,883	$9,755	$9,890	$10,126	$10,325
Working capital	9,965	9,707	9,710	9,967	10,187
Total assets	10,146	9,921	9,914	10,149	10,357
Shareholders equity	9,965	9,707	9,710	9,967	10,187

B. Capitalization and Indebtedness

The following table sets forth our capitalization as of March 31, 2008.

The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information included elsewhere or incorporated by reference into this Report.

as of March 31, 2008
in thousands (unaudited)

Short-term debt	--
Long-term debt	--

Shareholders' equity:
Authorized: 16,666,667 shares at March 31, 2008;
Issued: 9,895,141 shares at March 31, 2008;
Outstanding: 8,448,090 shares at March 31, 2008
Additional paid-in capital	146,149
Less - treasury shares, at cost 1,447,051 ordinary shares at March 31, 2008	(1,065)
Accumulated other comprehensive income	42
Accumulated deficit	(134,882)

Total shareholders' equity	10,244

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to our business

We currently conduct no significant business activities.

In July 2008, we acquired a minority stake in BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company. Other than our involvement in the management of BioCancell, we do not currently conduct any significant operations.

The growth of our business depends on our obtaining additional financing, which may be unavailable to us.

In order to acquire stakes in additional operating companies, we will need to raise additional funds through public or private debt or equity financings. In addition, we may need to raise funds in order to help finance companies in which we have acquired ownership interests. For example, we provided $2.5 million to BioCancell in July 2008 and, if BioCancell’s development proceeds as planned, we will likely provide it with additional funds in 2009. We also hold a five-year warrant to purchase shares of BioCancell, for an aggregate exercise price of approximately $3.0 million. If we do not raise additional funds, we may not be able to provide BioCancell with the support it requires and we may not be able to acquire stakes in additional operating companies. We may be unable to obtain additional financing on acceptable terms or at all, which would harm our financial condition and results of operations.

We may not consummate transactions with additional operating companies.

There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in consummating transactions with additional operating companies. No particular industry or specific business within an industry has been selected for target companies. Accordingly, we may enter into a transaction with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. In the event that we complete a transaction with one or more operating companies, the success of our operations will be dependent upon the management of such target company or companies and numerous other factors. There is no assurance that we will be able to negotiate additional transactions on terms favorable to us, or at all.

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

Our shareholders may be subject to dilution of the value of our shares if we conduct a business combination or other type of acquisition.

A business combination or the acquisition of stakes in operating companies, which are among the business alternatives considered by us, may involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such transaction, the per share value of our ordinary shares may increase or decrease, perhaps significantly.

We may face tax liabilities relating to our asset sales.

We have generated a significant amount of income from the sale of the ASIC business of Silicon Value in 2001 and our various agreements with STMicroelectronics in 2002 to 2003. Based on our assessment and that of our tax advisors, we believe that we have fully satisfied all tax due in relation with these transactions. The tax authorities may not agree with our view. Any such disagreement and subsequent tax dispute could result in tax liabilities in amounts which we currently can not estimate.

We might lose money from the investment of our cash.

We invest the majority of our cash on hand in a variety of financial instruments. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment.  This would harm our financial condition.  For information on the types of our investments as of December 31, 2007, see Item 11 – “Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk Management.”

We are subject to costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As a foreign private issuer subject to U.S. federal securities laws, we are required to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and various SEC regulations. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these controls by our management and, commencing from fiscal year 2009, by our independent registered public accounting firm. There is no guarantee that these efforts will result in management assurance or an attestation by our independent registered public accounting firm that our internal control over financial reporting is adequate in future periods. If we complete a business combination, we will likely need to invest additional time and resources in connection with our compliance with Section 404 and the other applicable provisions of the Sarbanes-Oxley Act, to assure that we continue to comply with these requirements. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act and other corporate governance requirements could materially and adversely affect our financial results.

Risks relating to our holdings in BioCancell

We provided $2.5 million of funding to BioCancell, an Israel-based clinical-stage biopharmaceutical company, whose future is uncertain. Our success is now dependent to a significant degree on the success of BioCancell.

We have provided $2.5 million of funding to BioCancell and designated a member of its board of directors, and we may provide BioCancell with additional funding in the future. BioCancell is developing new drugs for the treatment of various types of cancer. To be profitable, BioCancell must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute its drugs. The path necessary to achieve these goals for any drug product is long and uncertain. Before BioCancell can sell any drug, it will be required to demonstrate through clinical trials that it is safe and effective for human use in the treatment of individuals with cancer. Neither BioCancell nor its senior management has ever successfully commercialized a drug product and no assurance can be given that BioCancell will be able to successfully complete the clinical trials for its drugs in development in accordance with the standards of the U.S. Federal Drug Administration, or the FDA, or if it is able, that its drugs will prove to be safe and will produce the intended effects. If BioCancell does not successfully meet its scientific, regulatory, financial and commercial challenges, then the value of our investment in BioCancell may significantly decline and our results of operations and financial condition may be materially harmed.

BioCancell will require additional funding, which may further draw on our resources or result in significant dilution of our ownership.

BioCancell is expected to need additional funding for its operations in 2009 and may not be able to raise such funds without our participation. It is likely that we will allocate additional funds to support BioCancell in 2009, in which case our cash reserves will decline and the dependence of our results on the results of BioCancell will increase. If we do not allocate additional funds to BioCancell, our holding in BioCancell would be diluted, our influence over its business could weaken and the value of our holding could materially decline.

The pharmaceutical and biotechnology market is highly competitive. If BioCancell is unable to compete effectively with existing products, new treatment methods and new technologies, it may be unable to commercialize any therapeutic products that it may develop.

The biotechnology market is highly competitive, is subject to rapid technological change and is significantly affected by existing rival drugs and medical procedures, new product introductions and the market activities of other participants. Pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations pursue the research and development of technologies and drugs for the treatment of some or all of the diseases that BioCancell is targeting, including superficial bladder carcinoma, pancreatic and ovarian cancer. A significant number of products are currently under development, and may become commercially available in the future, for the treatment of superficial bladder carcinoma, pancreatic and ovarian cancer.

The competitors of BioCancell may develop products more rapidly or more effectively than BioCancell. They have: much greater experience and much greater financial, technical and human resources than BioCancell; more extensive experience in pre-clinical testing, conducting clinical trials, obtaining and maintaining regulatory approvals and in manufacturing and marketing therapeutic products; products that have been approved or are in late stages of development; established distribution networks; and entrenched and established relationships with healthcare providers and payors.

As a result of any of the foregoing factors, the competitors of BioCancell may develop or commercialize products with significant advantages over any therapeutic products that it develops. The competitors of BioCancell therefore may be more successful in commercializing their products than BioCancell, which could adversely affect its competitive position and harm its business prospects.

BioCancell is exposed to a risk of substantial loss due to claims that may be filed against it in the future because BioCancell does not maintain insurance policies to cover the risk of loss associated with its operations.

BioCancell is exposed to the risk of having claims seeking monetary damages being filed against it for loss or harm suffered by participants of its clinical studies or for loss or harm suffered by users of any drug that may receive approval for commercialization in the future. In either event, the FDA or the regulatory authorities of other countries or regions may commence investigations of the safety and effectiveness of any such clinical trial or commercialized drug, as well as the manufacturing processes and facilities or marketing programs utilized in respect of any such trial or drug. Such investigations may result in mandatory or voluntary recalls of any commercialized drug or other significant enforcement action, such as limiting the indications for which any such drug may be used, or suspension or withdrawal of approval for any such drug. Investigations by the FDA or any other regulatory authority in other countries or regions also could delay or prevent the completion of any of BioCancell’s other clinical development programs. In the event that BioCancell is required to pay damages for any such claim, it may be forced to seek bankruptcy protection or to liquidate because its asset and revenue base may be insufficient to satisfy the payment of damages, and insurance, if any, that it obtained or may obtain for product or clinical trial liability may not provide sufficient coverage against its liabilities.

BioCancell’s exclusive license to certain patents will expire in 2017, and BioCancell may face increased competition from third parties who will be able to license the patents that BioCancell has used in its research and development activities.

Certain patents underlying the exclusive license that Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum, has granted to BioCancell will expire beginning in 2017, after which time, any one or more of BioCancell’s competitors could develop generic alternatives to BioCancell’s prospective drugs. Such competitors may have greater resources and marketing potential than BioCancell, and the commercialization of a generic alternative would likely drive down the price that BioCancell is able to charge for its products. This would materially harm BioCancell’s results of operations. In addition, unless BioCancell is successful in extending the patent protection on its drugs beyond 2017, the value of BioCancell’s drugs from FDA approval of its drugs to market through 2017 may not commercially support the risks involved and expenses required to conclude FDA-approved clinical trials, thus resulting in an early termination of the development of its drugs.

BioCancell is required, and may be required in the future, to license patent rights from third party owners in order to develop its prospective therapeutic products in the future. If BioCancell cannot obtain and comply with the terms of such licenses or if such owners do not properly maintain or enforce the patents underlying such licenses, BioCancell’s competitive position and business prospects will be harmed.

BioCancell currently licenses technologies and other patents from third parties for use in conducting its research and development activities and it may be required to obtain additional licenses in the future in the event that it believes it is necessary or useful for its business and its research and development efforts to use third party intellectual property or if its efforts would otherwise infringe upon the intellectual property rights of third parties.

Additionally, should BioCancell succeed in obtaining any such license, its business prospects will depend in part on the ability of its licensors to obtain, maintain and enforce patent protection for its licensed intellectual property, in particular, those patents for which BioCancell secured exclusive rights, such as the exclusive license granted to BioCancell by Yissum in connection with its research on the H19 gene. If BioCancell were to breach any of its obligations under any such license, the licensor may have the right to terminate the license. In addition, BioCancell’s licensors may fail to successfully prosecute or may fail to maintain their patent applications which they license to BioCancell, or, contrary to the view of BioCancell, may determine not to pursue litigation against other persons that are infringing these patents or, contrary to the view of BioCancell, may pursue such litigation less aggressively than BioCancell would. Without protection for the intellectual property that BioCancell has licensed and for which it may obtain licenses in the future, other companies might be able to offer substantially identical products for sale, which could adversely affect BioCancell’s competitive position and harm its business prospects.

If BioCancell is not able to obtain and enforce patent protection for its inventions, its ability to develop and commercialize its prospective therapeutic products will be harmed.

BioCancell’s success depends, to a considerable extent, on its ability to protect proprietary methods and technologies that it develops under the patent and other intellectual property laws of the United States and other countries, so that it may prevent others from unlawfully using its inventions and proprietary information. The patent position of pharmaceutical or biotechnology companies, including BioCancell, is generally uncertain and involves complex legal and factual considerations. The standards that the U.S. Patent and Trademark Office, or PTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly and may change. There also is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Even if BioCancell’s rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of its intellectual property rights. Accordingly, BioCancell does not know the degree of future protection for its proprietary rights or the breadth of claims that will be allowed with respect to any patents issued to it or to others. Additionally, the mere issuance of a patent does not guarantee that it is valid or enforceable against third parties.

A third party may sue BioCancell for infringing its patent rights. Likewise, BioCancell may need to resort to litigation to enforce a patent issued or licensed to it or to determine the scope and validity of third party proprietary rights. In addition, a third party may claim that BioCancell has improperly obtained or used its confidential or proprietary information. The cost to BioCancell of any litigation or other proceeding relating to intellectual property rights, even if resolved in its favor, could be significant, and the litigation would divert its management’s efforts. From a financial perspective, there is a risk that BioCancell would not be able to sustain the costs of any such litigation and would be forced to seek bankruptcy protection or to liquidate because of its limited asset and revenue base.

BioCancell relies on one primary source and a limited number of third parties for the supply of certain major components for its drugs and other raw materials required for its research and development activities. If BioCancell is unable to reach agreements with these third parties or if it is unable to maintain its contractual relationships with these third parties, BioCancell’s research and development activities would be delayed.

BioCancell relies on third parties for the provision of materials required for its research and development activities. Obtaining these materials requires various approvals as well as reaching a commercial agreement on acceptable terms with the provider of the materials. BioCancell may not be able to reach agreements with a sufficient number of suppliers or do so on terms acceptable to it. If BioCancell is unable to reach acceptable agreements with a sufficient number of suppliers of research materials, its research and development activities will be delayed and its ability to implement its business plan will be compromised.

If BioCancell is unable to retain Professor Abraham Hochberg, Dr. Patricia Ohana and other qualified key management and scientists, staff consultants and advisors, its ability to implement its business plan may be adversely affected.

BioCancell’s success largely depends on the skills, experience and efforts of certain of its senior management. The loss of the service of any of these persons, including Professor Abraham Hochberg its Co-Founder, Chairman of the Board and Chief Scientific Officer, and Dr. Patricia Ohana, may significantly delay or prevent BioCancell’s achievement of product development and its other business objectives. Should either of Professor Hochberg or Dr. Ohana cease his or her employment with BioCancell or should BioCancell otherwise lose his or her services, its ability to conduct its research and development activities would be significantly compromised.

BioCancell’s employment agreements with its key personnel, including Professor Abraham Hochberg and Dr. Patricia Ohana, are terminable by the employee upon the provision of 90 days’ or three months’ advance written notice to BioCancell. BioCancell does not carry key man life insurance on any of its executive officers or other key employees.

Risks relating to our presence in Israel

Our incorporation in Israel may limit our ability to find a target for a business combination or other transactions outside Israel.

We are incorporated and headquartered in Israel, and BioCancell is headquartered in Israel. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Ongoing violence between Israel and the Palestinians, as well as tension between Israel, Iran, Syria and Lebanon, may have a material adverse effect on our business, financial conditions and results of operations. We cannot predict the effect on us of the increase in the degree of terror attacks against Israel, political instability in the region or military action elsewhere in the Middle East. Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities.

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

Izhak Tamir and Eric Paneth, directors of Tikcro, each beneficially own approximately 12.5% of our outstanding ordinary shares. Currently, Messrs. Paneth and Tamir are not party to a shareholders agreement. However, if Messrs. Paneth and Tamir act together, they effectively may have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. Their combined equity interest in us may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or both of them.

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

Recent Developments

In June 2008 we signed an agreement to provide BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company described below under Item 4.B, with $2.5 million in funding. This transaction was consummated on July 30, 2008. In exchange for our $2.5 million in funding, BioCancell issued to us 837,521 shares of common stock at a price of $0.60 per share and a four-year convertible note bearing interest at 10% per year convertible into up to 3,464,385 shares of common stock. In addition, we received a five-year warrant to purchase up to 4,301,906 shares of BioCancell common stock, for an aggregate exercise price of approximately $3.0 million. The common stock of BioCancell is listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “BICL”. The conversion price of our convertible note and the exercise price of our warrant is $0.72 per share, which was determined based on the average closing price of BioCancell’s common stock on the TASE over the 60-day period ending two days prior to the closing date plus a premium of approximately 20%. On the closing date of the transaction, the closing market price of BioCancell’s common stock was $0.60 per share, and immediately following the closing BioCancell had 14,398,531 shares outstanding. The common stock of BioCancell issued in private placements like ours is subject to resale restrictions under applicable securities laws. BioCancell has undertaken steps to register such stock for resale.

We currently hold approximately 5.8% of the outstanding capital stock of BioCancell. If we convert the note in full, we will hold an aggregate of approximately 24.1% of BioCancell’s outstanding capital stock. Additionally, if we also exercise the warrant in full, we will hold an aggregate of approximately 38.8% of BioCancell’s outstanding capital stock. Such percentages take into account the issuance of shares by BioCancell upon this conversion and exercise but not the conversion or exercise of any other securitiesAccordingly, these percentages would be lower if calculated on a fully diluted basis.

In connection with the agreement, we reached a voting agreement with three existing major shareholders of BioCancell, Clal Biotechnology Ltd., or CBI, Prof. Abraham Hochberg, BioCancell’s Co-Founder, Chairman of the Board and Chief Scientific Officer, and Avi Barak, its Chief Executive Officer. Currently BioCancell has nine members on its Board of Directors. Subject to certain conditions, the parties to the agreement, who currently hold approximately 51% of BioCancell’s outstanding capital stock in the aggregate, will vote for one member of the board designated by Tikcro, for one member designated by CBI and for one member designated by Professor Hochberg. Each party is free to vote for other members of the Board. We also agreed with BioCancell that as long as the director nominated by us to BioCancell’s Board of Directors serves in such capacity, we will provide general consulting services to BioCancell. CBI and Provident Fund of the Employees of the Hebrew University of Jerusalem in Israel, another existing stockholder of BioCancell participated in the private placement on similar terms with additional funding of approximately $1.2 million in the aggregate.

Principal Capital Expenditures

We did not have any capital expenditures in 2005, 2006 or 2007.

B. Business Overview

General

In July 2008, we acquired a minority stake in BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company. For information regarding our agreements with BioCancell, see Item 4A “Information on the Company – History and Development of the Company–Recent Developments” above.

Our business plan is to enter into one or more transactions with a wide variety of businesses without limitation as to their industry or revenues. It is not possible at this time to predict when we will enter into any such transactions or what will be the industry, operating history, revenues, future prospects or other characteristics of any such business. Our ability to effect additional transactions is dependent on the amount of additional funding we provide to BioCancell and on our ability to raise additional funds to pursue our business plan. See Item 3D. “Risk Factors” above.

BioCancell

BioCancell is a development-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapies for treating cancer-related diseases. From the time of BioCancell’s inception in July 2004 through March 31, 2008, BioCancell invested a total of approximately $8.1 million in gross research and development expenses, general and administrative and other expenses, which is approximately similar to its operating loss over the same period. As of July 31, 2008, BioCancell had 17 employees, a majority of whom conducts research and development.

BioCancell’s Biotechnology

BioCancell’s research and development activities are based upon the research of Professor Abraham Hochberg of the Hebrew University of Jerusalem, who isolated the H19 gene and determined that it is expressed in over 33 different forms of cancer, including superficial bladder carcinoma and pancreatic and ovarian cancer, while laying dormant and non-expressed, and therefore not active, in non-cancerous cells, with the exclusion of non-cancer embryonic cells. Professor Hochberg’s research discovered that the H19 gene is significantly expressed in cancerous cells of adults. Research has also demonstrated that the H19 plays a significant role in the tumor development process. The H19 gene is considered to enable tumor cells to survive under stress conditions, such as low serum and low oxygen levels, which are typical conditions of the environment in which cancerous cells develop. This survival supports the growth of the tumor and the development of metastases.

In light of these results in the research of cancer, and the role of the H19 gene in such processes, an anti-cancer drug based on H19 has the potential to become a drug with competitive benefits as compared to other treatment methods.

BioCancell is currently focused on developing its leading prospective drug, BC-819. The detection of expression of the H19 gene is the biotechnological foundation of BioCancell’s potential therapy. BC-819 is a double stranded DNA plasmid construct that incorporates the gene for the Diphtheria Toxin A, or DTA, under the regulation of the H19 promoter sequence. The DTA gene is transcribed into a cell-killing DTA peptide only in cells that produce H19 Ribonucleic Acid, or RNA. The structure and base sequence of RNA are determinants of protein synthesis and the transmission of genetic information. The H19 regulatory gene, which is crucial to the growth of the tumor cells, is utilized instead as the activator of the intra-cellular synthesis of DTA. The synthesis of this toxin peptide inhibits cellular protein synthesis, thereby causing the cancer cells to “commit suicide”. Once the BC-819 DNA enters an H19-positive cancer cell, the cell can offer no resistance and is marked for death. The targeted result of this mechanism is to selectively destroy tumor cells. Furthermore, the A portion of Diphtheria Toxin cannot attach to and enter cells in the absence of the B portion of Diphtheria Toxin, and consequently only acts to destroy the cell in which it is produced. Therefore, this therapeutic modality is specific for the H19-positive cancer cell and thus far was not detected with known toxic effects on normal cells.

With BioCancell’s therapeutic approach, the plasmid being used to deliver the cytotoxic DTA gene does not incorporate into the genome of the host. This has clear advantages over gene therapy platforms for cancer that depend on a “genetic correction” strategy.

BioCancell is developing two BC-819-based strategies. The first therapy is for superficial bladder carcinoma cancer wherein DTA-H19 is mixed with a transfection agent (to facilitate entry of BC-819 molecules into the cancer cells) for bladder instillation. The second BC-819 approach is for advanced staged cancers such as pancreatic and ovarian, in which plasmid DNA is injected directly into the tumor or instilled into the peritoneal cavity. Thus different routes of administration are employed depending upon the type of tumor.

BioCancell has entered into an agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum, pursuant to which Yissum granted to BioCancell an exclusive, worldwide license for the use, development, manufacturing and commercialization of products arising out of patents owned by, and patent applications filed by, Yissum in connection with the H19 gene in consideration of which BioCancell has agreed to pay certain royalties to Yissum. Yissum was one of BioCancell’s co-founders. In 2007, Yissum sold all its shares in BioCancell and currently holds no shares in BioCancell.

BioCancell’s patent portfolio covers patent applications that are licensed to it under the agreement with Yissum. This patent portfolio includes ten main patent applications, which to date have resulted in 14 granted patents in the United States and other countries.

Clinical Trials

BioCancell’s primary objective is to continue its development of its leading prospective drug BC-819 for the treatment of superficial bladder carcinoma, pancreatic and ovarian cancers while broadening the scope of development to include additional indications.

Superficial bladder carcinoma cancer – In August 2007, BioCancell completed a Phase I/IIa clinical trial for testing BC-819 in the treatment of superficial bladder carcinoma, designed to assess the safety and preliminary efficacy of BC-819 given by intravesical infusions into the bladder of 18 patients with superficial bladder cancer who had failed previous treatment with Bacillus Calmette-Guerin, or BCG, the current standard of care.

No severe adverse side effects which can be related to the drug were diagnosed, except for one case the reason for which is uncertain. BioCancell did not discover any dose limiting toxicity.

In March 2008, pursuant to FDA approval, BioCancell commenced a multi-center Phase IIb intravesical trial of BC-819 in intermediate-risk superficial bladder cancer. The purpose of the trial is to measure the efficacy and safety of BC-819 at a dose of 20mg, as successfully tested in the previous Phase I/IIa clinical trial. The trial is being conducted in six medical centers in Israel and in one U.S.-based medical center with a total of 33 participants. Each participant will receive six weekly treatments of BC-819. Patients responding to the treatment will be offered nine additional maintenance treatments over nine months.

Pancreatic cancer – On March 6, 2008, BioCancell filed with the FDA a pre-IND application regarding future potential Phase I clinical trials for testing BC-819 for the treatment of pancreatic, ovarian and liver cancer. The purpose of the trials, as presented to the FDA, is to examine the safety and preliminary efficacy of BC-819 in a series of increased doses and various indications. Phase I/IIa clinical trials for the treatment of pancreatic cancer are expected to commence at the Massey Cancer Center of Virginia Commonwealth University in the United States and at the Tel Hashomer Sheba Medical Center in Israel.

Ovarian cancer – Under the pre-IND application detailed above, BioCancell is preparing for a multi-center Phase I/IIa clinical trial for the treatment of ovarian cancer. An experimental treatment of ovarian cancer conducted with a single patient in a leading medical cancer center in Israel resulted with improvement in clinical condition, a decrease of 50% in the ovarian cancer marker protein CA-125 in the patient’s blood, and a significant decrease in the number of cancerous cells in the ascites.

Additional Cancer Drugs in Development

In addition to pursuing its clinical trials of BC-819 for the treatment of superficial bladder carcinoma and pancreatic and ovarian cancer, BioCancell intends to continue its pre-clinical research related to the use of BC-819 for the treatment of various other forms of cancer as it seeks to develop additional drugs based on various implementations of its biotechnology. The following is a summary of BioCancell’s other material research and development activities that are still in the preliminary stage of laboratory research, the effects of which are yet not certain. In addition, the company may need to license complementary technologies in order to conclude the development of such drugs:

—	BC-820. BC-820 is a potential therapeutic product that activates both the synthesis of DTA and the protein Tumor Necrosis Factor, or TNF, of the cytokine family. Like BC-819, BC-820 is expected to penetrate cancerous cells expressing the H19 gene and activates the synthesis of diphtheria toxin and TNF in a targeted manner.

—	BC-821. BC-821 is a potential therapeutic product that penetrates cancerous cells and activates the synthesis of DTA only in cells expressing the P4 promoter, a certain operating system of the gene, of the target gene IGF2, which like the H19 target gene is expressed in cancerous cells.

—	BC-822. This potential therapeutic product seeks to suppress the growth of cancerous cells by re-sequencing a cancer cell’s RNA by way of inserting a Small Interfering RNA, or siRNA, which interferes with the expression of a specific gene. Such siRNA sequence prevents the expression of the H19 gene. Like BC-819, the potential therapy would first penetrate cells expressing the H19 gene and attach the new siRNA sequence once entry is consummated.

C. Organizational Structure

We currently hold approximately 5.8% of the ownership and voting interests in BioCancell Therapeutics, Inc., a Delaware corporation headquartered in Jerusalem, Israel.

D. Property, Plants and Equipment

We do not have any material fixed assets.

ITEM 4A.	Unresolved Staff Comments

Not applicable.

ITEM 5.	Operating and Financial Review and Prospects

A. Operating Results

Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Report.

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

In July 2008, we acquired a minority stake in BioCancell. In exchange for $2.5 million in funding, BioCancell issued to us 837,521 shares of common stock, a convertible note in the principal amount of $2.0 million convertible into up to 3,464,385 shares of common stock, and a warrant to purchase up to 4,301,906 shares of common stock. Please see Item 4.A “Information on the Company–History and Development of the Company–Recent Developments” for more information.

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

The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in Item 3.D – “Risk Factors.” To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments. We base our judgments on past experience and various other assumptions that are believed to be reasonable under the circumstances. Please refer to Note 2 to our consolidated financial statements included in this Report for a summary of all of our significant accounting policies

Marketable securities

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

Holdings in BioCancell

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value, which can be elected on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. We elected to apply the fair value option for our holdings in BioCancell’s common stock, convertible note and warrant, in accordance with SFAS 159.

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

Financial income, net. Financial income consists primarily of interest on marketable securities and bank deposits.

Net income. In 2005, we had net income of $4,000, primarily as a result of financial income in the amount of $237,000, which was partly offset by our general and administrative expenses in the amount of $233,000.

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

The following table lists our current directors and senior managers as of July 31, 2008:

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

Following the closing of the transaction with BioCancell, Mr. Boim will become a board member in BioCancell, will support BioCancell in that capacity and will reduce his position with us to a part-time position.

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

E. Share Ownership

As of July 31, 2008, Messrs. Eric Paneth and Izhak Tamir, each, directly or through a wholly owned company, beneficially owned 1,061,701 ordinary shares, or approximately 12.5% of our outstanding ordinary shares. As of such date, Mr. Aviv Boim beneficially owned 502,046 ordinary shares, or approximately 5.9% of our outstanding ordinary shares. Of the shares beneficially owned by Mr. Boim, 402,311 shares are subject to contractual restrictions on transfer and are subject to repurchase by us for no consideration if his employment terminates under certain circumstances. The transfer restrictions, as well as our repurchase right, with respect to most of such shares expire in installments over the period ending on December 31, 2010, subject to 12-month acceleration if his employment terminates under certain circumstances. None of our other directors beneficially owns 1% or more of our outstanding ordinary shares.

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

As of July 31, 2008, we had outstanding options to purchase a total of 133,334 ordinary shares, all of which were held by our directors, and 402,311 restricted shares.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of July 31, 2008 (unless otherwise specified), by each person who is known to own beneficially more than 5% of the outstanding ordinary shares. The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)

Steven N. Bronson(2)	1,156,124	13.6%
Eric Paneth	1,061,701	12.5%
Izhak Tamir	1,061,701	12.5%
Aviv Boim(3)	502,046	5.9%
Eugene Oshinsky and Rosa Oshinsky(4)	462,667	5.4%

(1)	Based on 8,514,757 ordinary shares outstanding on July 31, 2008.
(2)	Based on a Schedule 13D/A filed on October 18, 2007.
(3)	Includes 402,311 restricted shares. See Item 6.E above.
(4)	Based on a Schedule 13G filed on January 6, 2006. The ordinary shares are held directly by RAM Capital Management Trust #01, a Massachusetts trust. Eugene Oshinsky and Rosa Oshinsky, as trustees, are deemed to have beneficial ownership of the ordinary shares.

As of July 31, 2008, there were 68 holders of record of our ordinary shares in the United States who collectively held approximately 69.7% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

        Significant Changes

        No significant change has occurred since December 31, 2007, except as otherwise disclosed in this Report.

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

Calendar Year		Price Per Share
		High	Low

2003		$1.35	$0.36
2004		1.83	0.90
2005		1.68	0.93
2006		1.37	0.88
2007		1.38	1.01

Calendar Period		Price Per Share
		High	Low

2006
	First Quarter	$1.20	$0.96
	Second Quarter	1.20	0.90
	Third Quarter	1.14	0.88
	Fourth Quarter	1.37	0.98
2007
	First Quarter	1.38	1.05
	Second Quarter	1.32	1.12
	Third Quarter	1.25	1.01
	Fourth Quarter	1.17	1.10
2008
	First Quarter	1.14	1.01
	Second Quarter	1.07	0.91

Calendar Month		Price Per Share
		High	Low

2008
	February	1.10	1.02
	March	1.07	1.01
	April	1.05	1.02
	May	1.07	1.05
	June	1.05	0.91
	July	1.05	0.70

B. Plan of Distribution

Not applicable

C. Markets

Our ordinary shares are quoted on the OTC Bulletin Board under the symbol TIKRF.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A. Share Capital

As of December 31, 2007 and July 31, 2008, our authorized share capital was 16,666,667 ordinary shares.

As of December 31, 2007 and July 31, 2008, our issued share capital was 9,502,517 ordinary shares and 9,961,808 ordinary shares, respectively.

As of December 31, 2007 and July 31, 2008, our outstanding share capital was 8,055,466 ordinary shares and 8,514,757 ordinary shares, respectively.

All of our issued ordinary shares are fully paid. Our ordinary shares have no par value.

As of December 31, 2007 and July, 2008, we hold, at cost, 1,447,051 ordinary shares as treasury shares.

For information relating to options exercisable for ordinary shares, see the description of our share incentive plans in Item 6.E “Share Ownership.”

During 2005 and 2006, we did not issue any shares.

During 2007, we issued 146,666 ordinary shares, at an exercise price of $0.08 per share, pursuant to exercises by our directors of options that were granted by our board of directors under our share incentive plan in 2000 and 2001.

During 2008, we issued an aggregate of 459,291 restricted ordinary shares, at no cost, to our CEO pursuant to his employment agreement. The issuance of such shares was approved by our audit committee and board of directors in December 2007.

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

C. Material Contracts

In September 2005, we entered into a bonus rights agreement with a trustee on behalf of our shareholders, which is summarized above under Item 10.B “–Mergers and Acquisitions under Israeli Law; Anti-Takeover Provisions” and is incorporated by reference as an exhibit to this Report.

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

Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2010. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. See “Israeli Tax Considerations – Capital Gains Tax on Sales of Our Ordinary Shares” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. However, under the tax treaty between the United States and Israel, gain derived from the taxable disposition of ordinary shares by a U.S. Holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

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

F. Dividends and Paying Agents

For information regarding dividend restrictions, see Item 10.B “Memorandum and Articles of Association – Dividend and Liquidation Rights.”

G. Statement by Experts

Kost, Forer, Gabbay & Kasierer, a firm of certified public accountants in Israel and a member firm of Ernst & Young Global, have audited our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2007, as set forth in their report which is incorporated by reference into this Report.

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

PART II

ITEM 13.	Defaults, Dividend Averages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.	Controls and Procedures

Not applicable.

ITEM 16A.	Audit Committee Financial Expert

Not applicable.

ITEM 16B.	Code of Ethics

Not applicable.

ITEM 16C.	Principal Accountant Fees and Services

Not applicable.

ITEM 16D.	Exemptions from Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases Of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

ITEM 18.	Financial Statements

Our audited financial statements for the year ended December 31, 2007, and the related audit report of our independent accountant, are incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2007, which was filed with the Securities and Exchange Commission on June 26, 2008.

In addition, our interim unaudited financial statements for March 31, 2008, are incorporated herein by reference to our report on Form 6-K submitted to the Securities and Exchange Commission on May 19, 2008.

ITEM 19.	Exhibits

The exhibit lists required by this Item is incorporated by reference to the Exhibit Index, which appears following the signature page of this Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

TIKCRO TECHNOLOGIES LTD. By: /s/ Aviv Boim —————————————— Aviv Boim Chief Executive Officer

Date: August 4, 2008

Exhibit Index

Exhibit No.	Exhibit

1.1	Memorandum of Association, as amended (a)

1.2	Amended and Restated Articles of Association (a)

1.3	Bonus Rights Agreement, dated as of September 12, 2005, between Tikcro Technologies Ltd. and American Stock Transfer & Trust Company, as Rights Agent (b)

4.1	Share Incentive Plan, as amended (c)

4.2	Tikcro 2003 Stock Option Plan, as amended (d)

4.3	Summary of Agreements dated June 22, 2008 between BioCancell Therapeutics, Inc. and Tikcro Technologies Ltd. (e)

8.1	List of Subsidiaries (e)

(a)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 0-30820).

(b)	Incorporated by reference to Tikcro’s Report on Form 6-K filed with the Securities and Exchange Commission on September 14, 2005.

(c)	Incorporated by reference to Tikcro’s Registration Statement on Form S-8 (File No. 333-12904).

(d)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2007 (File No. 0-30820).

(e)	Filed herewith.