Form 20-F
period 2008-12-31
TIKCRO TECHNOLOGIES LTD
filed 2009-06-30
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

N/A
(Translation of Registrant’s name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

126 Yigal Allon Street, Tel Aviv 67443, Israel
(Address of principal executive offices)

Izhak Tamir, T: +972-3-696-2121, F: +972-3-696-5678, 126 Yigal Allon Street, Tel Aviv 67443, Israel
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

8,514,757 Ordinary Shares, no par value

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

☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes     ☐ No

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

- ii -

PART I.		1
ITEM 1.	Identify of Directors, Senior Management and Advisors	1
ITEM 2.	Offer Statistics and Expected Timetable	1
ITEM 3.	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the offer and use of proceeds	2
D.	Risk Factors	3
ITEM 4.	Information on the Company	14
A.	History and Development of the Company	14
B.	Business Overview	15
C.	Organizational Structure	19
D.	Property, Plants and Equipment	19
ITEM 4A.	Unresolved Staff Comments	19
ITEM 5.	Operating and Financial Review and Prospects	19
A.	Operating Results	19
B.	Liquidity and Capital Resources	25
C.	Research and Development, Patents and Licenses	27
D.	Trend Information	27
E.	Off-balance Sheet Arrangements	27
F.	Tabular Disclosure of Contractual Obligations	27
ITEM 6.	Directors, Senior Management and Employees	27
A.	Directors and Senior Management	27
B.	Compensation	28
C.	Broad Practices	29
D.	Employees	34
E.	Share Ownership	34

2

ITEM 7.	Major Shareholders and Related Party Transactions	35
A.	Major Shareholders	35
B.	Related Party Transactions	35
C.	Interests of Experts and Counsel	35
ITEM 8.	Financial Information	36
A.	Consolidated Statements and other Financial Information	36
B.	Significant Changes	36
ITEM 9.	The Offer and Listing	36
A.	Offer and Listing Details	36
B.	Plan of Distribution	37
C.	Markets	38
D.	Selling Shareholders	38
E.	Dilution	38
F.	Expenses of the Issue	38
ITEM 10.	Additional information	38
A.	Share Capital	38
B.	Memorandum and Articles of Association	38
C.	Material Contracts	43
D.	Exchange Controls	44
E.	Taxation	44
F.	Dividends and Paying Agents	52
G.	Statement by Experts	52
H.	Documents On Display	53
I.	Subsidiary Information	53
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	53
ITEM 12.	Description of Securities other than Equity Securities	53

3

4

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

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A. Selected Financial Data

We have derived the following selected financial data, with respect to the five years from 2004 to 2008, from the financial statements of Tikcro, which have been prepared in accordance with generally accepted accounting principles in the United States. You should read the selected consolidated financial data together with Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere or incorporated by reference in this Annual Report.

From April 2003, when we sold substantially all of our assets and liabilities (other than financial indebtedness) to STMicroelectronics, through 2007, we had no significant operations. Accordingly, the data presented below are not indicative of our future operating results or financial position. In July 2008, we acquired a minority stake in BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company. Please see Item 4.A “Information on the Company – History and Development of the Company–Recent Developments” for more information.

	Years Ended December 31,
	2004	2005		2006	2007	2008
	(in thousands, except share and per share data)

Statement of Operations Data:
General and administrative expenses (1)	$351	$233		$209	$334	$658
Operating loss	(351)	(233)		(209)	(334)	(658)

Financial income, net	140	237		419	481	652

Net income (loss)	$(211)	$4		$210	$147	$(6)

Basic net earnings (loss) per share**)	$(0.03)	-	*)	$0.03	$0.02	-	*)

Diluted net earnings (loss) per share**)	$(0.03)	-	*)	$0.03	$0.02	-	*)

Number of shares used in computing basic net
earnings (loss) per share**)	7,908,800	7,908,800		7,908,800	7,932,909	8,166,999

Number of shares used in computing diluted net
earnings (loss) per share**)	7,908,800	8,061,663		8,053,548	8,064,699	8,166,999

(1)	Operating expenses include stock compensation expenses as follows: general and administrative expenses of $0, $0, $9, $12 and $245 for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

*)	Represents an amount lower than $0.01.

**)	After giving retroactive effect to the one-for-three reverse stock split in September 19, 2006 for the years ended December 31, 2004 and 2005.

	December 31,
	2004	2005	2006	2007	2008
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents and short term
investments	$9,755	$9,890	$10,126	$10,325	$7,803
Long-term investment	-	-	-	-	2,910
Working capital	9,707	9,710	9,967	10,187	7,514
Total assets	9,921	9,914	10,149	10,357	10,733
Shareholders equity	9,707	9,710	9,967	10,187	10,424

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to our business

We currently conduct no significant business activities, and our results of operations are dependent on the valuation of BioCancell and our ability to sell BioCancell securities at a profit.

In July 2008, we acquired a minority stake in BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company. Other than our involvement in the board of directors of BioCancell, we do not currently conduct any significant operations. Accordingly, our results of operations are principally impacted by the value of our holdings in BioCancell. If there are adverse changes in the market price or fair value of BioCancell, our results of operations and/or the value of our assets will be adversely affected, and we may need to write-down or write-off the carrying value of our holding. Due to limitations under U.S. and Israeli securities laws and material non-public information to which we may be exposed because of our representation on the board of directors of BioCancell, we may face difficulties in our ability to dispose of our securities in BioCancell at a time and in a manner we deem suitable.

Conditions and changes in the national and global economic and political environments may adversely affect our business and financial results.

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. With major financial institutions de-levering their balance sheets, credit was constricted for much of 2008 and may likely remain so for an extended period. Partly as a result, entire industries are facing extreme contraction and even the prospect of collapse. If economic growth continues to decline, this may have a negative impact on our financial condition and share price, which may impact our and BioCancell’s ability to obtain financing and other sources of funding in the future on terms favorable to us, if at all. If such increased levels of volatility and market turmoil continue, it may materially adversely affect our results of operations.

The growth of our business depends on our obtaining additional financing, which may be unavailable to us.

In order to acquire stakes in either BioCancell or in additional operating companies, we will need to raise additional funds through public or private debt or equity financings. We provided $2.5 million to BioCancell in July 2008 and, if BioCancell’s development proceeds as planned and subject to market terms, we will likely offer to provide it with additional funds in 2009. We also hold a five-year warrant to purchase shares of BioCancell, for an aggregate exercise price of approximately $3.0 million. If we do not raise additional funds, we may not be able to provide BioCancell with the support it requires and we may not be able to acquire stakes in additional operating companies. We may be unable to obtain additional financing on acceptable terms or at all, which would harm our financial condition and results of operations.

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

A business combination or the acquisition of stakes in operating companies, which are among the business alternatives considered by us, may involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such transaction, the per share value of our ordinary shares may significantly increase or decrease.

We may face tax liabilities relating to our asset sales.

We have generated income from the sale of the ASIC business of Silicon Value in 2001 and our various agreements with STMicroelectronics in 2002 to 2003. Based on our assessment and that of our tax advisors, we believe that we have fully satisfied all tax due in relation with these transactions. The tax authorities may not agree with our view. Any such disagreement and subsequent tax dispute could result in tax liabilities in amounts which we currently can not estimate.

We might lose money from the investment of our cash.

We invest the majority of our cash on hand in a variety of financial instruments. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment.  This would harm our financial condition.  For information on the types of our investments as of December 31, 2008, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk Management.”

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

Risks relating to our holdings in BioCancell

We provided $2.5 million of funding to BioCancell, an Israel-based early stage clinical-stage biopharmaceutical company. Our success is now dependent to a significant degree on the success of BioCancell.

We have provided $2.5 million of funding to BioCancell and designated a member of its board of directors, and we may provide BioCancell with additional funding in the future. BioCancell is developing new drugs for the treatment of various types of cancer. As of the date of this Annual Report, BioCancell has not received marketing approval for any of its prospective products and as a result it has not recorded any sales. It is expected that BioCancell will operate at a loss over the coming years and will not generate any revenue from operations in the near term. To be profitable, BioCancell must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute its drugs. The path necessary to achieve these goals for any drug product is long and uncertain. Before BioCancell can sell any drug, it will be required to demonstrate through clinical trials that it is safe and effective for human use in the treatment of individuals with cancer. Neither BioCancell nor its senior management has ever successfully conducted advanced clinical trials or commercialized a drug product and no assurance can be given that BioCancell will be able to successfully complete the clinical trials for its drugs in development in accordance with the standards of the U.S. Federal Drug Administration, or the FDA, and other non-U.S. regulatory standards, or if it is able, that its drugs will prove to be safe and will produce the intended effects. If BioCancell does not successfully meet its scientific, regulatory, financial and commercial challenges, then the value of the securities we hold of BioCancell may significantly decline and our results of operations and financial condition may be materially harmed.

BioCancell’s approach to discover and develop prospective therapeutic products is new and may never lead to marketable products.

BioCancell has concentrated its efforts on developing therapeutic products utilizing target genes, such as the H19 and IGF2 genes, which is a new field of drug research and development. The scientific discoveries that form the basis for BioCancell’s efforts to develop drugs utilizing the target genes are relatively new. The scientific evidence to support the feasibility of developing such drugs based on these discoveries is both preliminary and limited. Further, BioCancell’s focus solely on developing therapeutic products utilizing target genes as opposed to more proven technologies for the development of therapeutic products increases the risks associated with the ownership of its securities. If BioCancell is unsuccessful in developing drugs utilizing the target genes, our investment in BioCancell may significantly decline and our results of operations and financial condition may be materially harmed.

BioCancell will require additional funding, which may further draw on our resources or result in significant dilution of our ownership.

BioCancell will require substantial funding to discover, develop, protect and conduct research and development for its target genes-based prospective therapies, including primarily for clinical trials of any of our prospective therapeutic products, and to manufacture and market any such product that may be approved for commercial sale and may not be able to raise such funds without our participation. The current economic and credit crisis is having a significant negative impact on business around the world. The impact of this crisis may cause difficulties in raising the funds needed for BioCancell to continue its operations. It is likely that we will allocate additional funds to support BioCancell in 2009 and 2010, in which case our cash reserves will decline and the dependence of our results on the results of BioCancell will increase. If we do not allocate additional funds to BioCancell, our holding in BioCancell could be diluted, our influence over its business could weaken and the value of our holding could materially decline.

BioCancell’s auditors have expressed substantial doubt as to whether it can continue as a going concern.

BioCancell’s audit report covering the December 31, 2008 consolidated financial statements contains an explanatory paragraph that states that BioCancell’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern. BioCancell has incurred operating losses since inception, has not generated any product sales revenues and has not achieved profitable operations. BioCancell’s deficit, accumulated during the development stage through December 31, 2008, aggregated $10.4 million and it expects to continue to incur substantial losses in future periods while it continues to test and prepare its product candidates for the market. Following the closing of the private placements of BioCancell’s securities in July 2008, it believes that as of December 31, 2008, it has sufficient cash to meet its planned operating needs for the next six months. BioCancell will require substantial additional funds to complete its research and development activities and there can be no assurance that it will be able to raise any or all of the capital required. If BioCancell is unable to raise additional funds to complete its research and development activities, our holdings in BioCancell may significantly decline and our results of operations and financial condition may be materially harmed.

The pharmaceutical and biotechnology market is highly competitive. If BioCancell is unable to compete effectively with existing products, new treatment methods and new technologies, it may be unable to commercialize any therapeutic products that it may develop.

The biotechnology market is highly competitive, is subject to rapid technological change and is significantly affected by existing rival drugs and medical procedures, new product introductions and the market activities of other participants. Pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations may pursue the research and development of technologies, or other therapeutic products for the treatment of some or all of the diseases that BioCancell is targeting or that it expects to target, including superficial bladder carcinoma, pancreatic and ovarian cancer. BioCancell also may face competition from products which have already been approved and accepted by the medical community for the treatment of these same indications. BioCancell believes a significant number of products are currently under development, and may become commercially available in the future, for the treatment of some or all of the diseases that BioCancell is targeting or that it expects to target, including superficial bladder carcinoma, pancreatic and ovarian cancer.

The competitors of BioCancell may develop products more rapidly or more effectively than BioCancell. Many of these competitors have: much greater experience and much greater financial, technical and human resources than BioCancell at every stage of the discovery, development, manufacture and commercialization process; more extensive experience in pre-clinical testing, conducting clinical trials, obtaining and maintaining regulatory approvals and in manufacturing and marketing therapeutic products; products that have been approved or are in late stages of development; established distribution networks; collaborative arrangements in target markets with leading companies and research institutions; and entrenched and established relationships with healthcare providers and payors.

As a result of any of the foregoing factors, BioCancell’s competitors may develop or commercialize products with significant advantages over any therapeutic products that it may develops. If BioCancell’s competitors are more successful in commercializing their products than BioCancell, their success could adversely affect its competitive position and harm its business prospects.

BioCancell has no manufacturing experience or resources and it must incur significant costs to develop this expertise or rely on third parties to manufacture its prospective therapeutic products.

BioCancell has no manufacturing experience. In order to develop products, apply for regulatory approvals and commercialize its prospective therapeutic products, BioCancell will need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities. Manufacturing of BioCancell’s prospective therapeutic products must comply with the current Good Manufacturing Practice requirements set forth in the Quality System Regulation. The manufacturing process for BioCancell’s prospective therapeutic products is an element of the FDA approval process, and BioCancell will need to contract with manufacturers who can satisfy the FDA requirements on an ongoing basis before it seeks to obtain FDA approval. In addition, if BioCancell receives the necessary regulatory approval for any of its prospective therapeutic products, it also expects to rely on third parties, including its collaborators, to manufacture its therapeutic products in quantities sufficient for commercial marketing. BioCancell may experience difficulty in obtaining adequate manufacturing capacity for its commercial needs. If BioCancell is unable to obtain or maintain contract manufacturing for its prospective therapeutic products, or is unable to do so on commercially reasonable terms, it may not be able to successfully develop and commercialize its prospective therapeutic products.

BioCancell is exposed to a risk of substantial loss due to claims that may be filed against it in the future because its insurance policies may not fully cover the risk of loss associated with its operations.

BioCancell is exposed to the risk of having claims seeking monetary damages being filed against it for loss or harm suffered by participants of its clinical studies or for loss or harm suffered by users of any drug that may receive approval for commercialization in the future. In either event, the FDA or the regulatory authorities of other countries or regions may commence investigations of the safety and effectiveness of any such clinical trial or commercialized drug, the manufacturing processes and facilities or marketing programs utilized in respect of any such trial or drug, and may result in mandatory or voluntary recalls of any commercialized drug or other significant enforcement action, such as limiting the indications for which any such drug may be used, or suspension or withdrawal of approval for any such drug. Investigations by the FDA or any other regulatory authority in other countries or regions also could delay or prevent the completion of any of BioCancell’s other clinical development programs. In the event that BioCancell is required to pay damages for any such claim, it may be forced to seek bankruptcy or to liquidate because its asset and revenue base may be insufficient to satisfy the payment of damages, and any insurance that it has obtained or may obtain for product or clinical trial liability may not provide sufficient coverage against its liabilities.

BioCancell’s exclusive license to certain patents will expire in 2017, and BioCancell may face increased competition from third parties who will be able to license the patents that BioCancell has used in its research and development activities.

Some of the patents underlying the exclusive license that Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum, has granted to BioCancell, will expire beginning in 2017, after which time, any one or more of BioCancell’s competitors could develop generic alternatives to BioCancell’s prospective drugs. Such competitors may have greater resources and marketing potential than BioCancell, and the commercialization of a generic alternative would likely drive down the price that BioCancell is able to charge for its products. This would materially harm BioCancell’s results of operations. In addition, unless BioCancell is successful in extending the patent protection on its drugs beyond 2017, the value of BioCancell’s drugs from FDA approval of its drugs to market through 2017 may not commercially support the risks involved and expenses required to conclude FDA-approved clinical trials, thus resulting in an early termination of the development of its drugs.

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

BioCancell currently licenses technologies and other patents in conducting its research and development activities and it may be required to obtain additional licenses in the future in the event that it believes it is necessary or useful for its business and its research and development efforts to use third party intellectual property or if its efforts would infringe upon the intellectual property rights of third parties.

Additionally, should BioCancell succeed in obtaining any such license, its business prospects will depend in part on the ability of its licensors to obtain, maintain and enforce patent protection for its licensed intellectual property, in particular, those patents for which BioCancell secured exclusive rights such as the exclusive license granted to BioCancell by Yissum in connection with its research on the H19 gene. BioCancell’s licensors may terminate the license, may not successfully prosecute or may fail to maintain their patent applications to which BioCancell is licensed, may determine not to pursue litigation against other persons that are infringing these patents or may pursue such litigation less aggressively than BioCancell would. Without protection for the intellectual property that BioCancell has licensed and for which it may obtain licenses in the future, other companies might be able to offer substantially identical products for sale, which could adversely affect BioCancell’s competitive position and harm its business prospects.

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

A third party may sue BioCancell for infringing its patent rights. Likewise, BioCancell may need to resort to litigation to enforce a patent issued or licensed to it or to determine the scope and validity of third party proprietary rights. In addition, a third party may claim that BioCancell has improperly obtained or used its confidential or proprietary information. The cost to BioCancell of any litigation or other proceeding relating to intellectual property rights, even if resolved in its favor, could be significant, and the litigation would divert its management’s efforts. From a financial perspective, there is a risk that BioCancell would not be able to sustain the costs of any such litigation and would be forced to seek bankruptcy or to liquidate because of its limited asset and revenue base.

BioCancell relies a limited number of third parties for the supply of certain major components for its drugs and other raw materials required for its research and development activities. If BioCancell is unable to reach agreements with these third parties or if it is unable to maintain its contractual relationships with these third parties, BioCancell’s research and development activities would be delayed.

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

BioCancell’s success largely depends on the skills, experience and efforts of certain of its senior management. The loss of the service of any of these persons, including Professor Abraham Hochberg its Co-Founder, Chairman of the Board and Chief Scientific Officer, and Dr. Patricia Ohana, would likely significantly delay or prevent BioCancell’s achievement of product development and its other business objectives. BioCancell’s employment agreements with its key personnel, including Professor Abraham Hochberg and Dr. Patricia Ohana, are terminable by the employee upon the provision of 90 days or three months advance written notice to BioCancell. BioCancell does not carry key man life insurance on any of its executive officers or other key employees. Should either of Professor Hochberg or Dr. Ohana cease his or her employment with BioCancell or should BioCancell otherwise lose his or her services, its ability to conduct its research and development activities would be significantly compromised.

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

As a consequence of our ownership of relatively substantial cash and investment assets, it is likely that we would be classified for U.S. federal income tax purposes as having been a passive foreign investment company, or PFIC, during each of 2005, 2006, 2007 and 2008. We could also be classified as a PFIC for 2009, although the determination of PFIC status is made separately for each year and our PFIC status could change. Classification as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares, which could, in turn, cause a reduction in the value of our ordinary shares. Classification as a PFIC also triggers the application of certain United States tax reporting requirements.

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

Our ordinary shares currently are quoted on the Pink Sheets, a centralized quotation service that collects and publishes market maker quotes for OTC securities. Currently, we do not meet the initial listing conditions of the Nasdaq Stock Market. The market for shares quoted on the Pink Sheets is typically less liquid than that for shares listed on the Nasdaq Stock Market. This could make it more difficult for our shareholders to sell their shares at desired prices and amounts.

The market price of our ordinary shares is subject to fluctuations.

        The market value of our ordinary shares has fluctuated over time. The following factors, among others, may significantly impact the market price of our ordinary shares:

—	the market price of BioCancell;

—	low trading volume of our ordinary shares;

—	BioCancell, its competitors or other third parties announcing new products, regulatory developments, new clinical data regarding current or future products, or earnings or losses;

—	delays or failures in the development of products of BioCancell;

—	political, economic or other developments affecting Israel;

—	global economic and other external factors; and

—	quarter-to-quarter fluctuations in our financial results.

Two shareholders may be able to control us.

Eric Paneth, our Chief Executive Officer and a director, beneficially owns approximately 13.5% of our outstanding ordinary shares. Izhak Tamir, our Chairman of the Board, beneficially owns approximately 12.4% of our outstanding ordinary shares. Currently, Messrs. Paneth and Tamir are not party to a shareholders agreement. However, if Messrs. Paneth and Tamir act together, they effectively may have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. Their combined equity interest in us may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or both of them.

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

Recent Developments

In June 2008 we signed an agreement to provide BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company described below under Item 4.B, with $2.5 million in funding. This transaction was consummated on July 30, 2008. In exchange for our $2.5 million in funding, BioCancell issued to us 837,521 shares of common stock at a price of $0.60 per share and a four-year convertible note bearing interest at 10% per year convertible into up to 3,464,385 shares of common stock. In addition, we received a five-year warrant to purchase up to 4,301,906 shares of BioCancell common stock, for an aggregate exercise price of approximately $3.0 million. The common stock of BioCancell is listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “BICL.” The conversion price of our convertible note and the exercise price of our warrant is $0.72 per share, which was determined based on the average closing price of BioCancell’s common stock on the TASE over the 60-day period ending two days prior to the closing date plus a premium of approximately 20%. On the closing date of the transaction, the closing market price of BioCancell’s common stock was $0.60 per share, and immediately following the closing BioCancell had 14,398,531 shares outstanding. The common stock of BioCancell issued in private placements like ours is subject to resale restrictions under applicable securities laws. Effective June 22, 2009, BioCancell registered for resale with the Securities and Exchange Commission the 837,521 shares of common stock issued to us.

We currently hold approximately 5.4% of the outstanding capital stock of BioCancell. If we convert the note in full, we will hold an aggregate of approximately 22.6% of BioCancell’s outstanding capital stock. Additionally, if we also exercise the warrant in full, we will hold an aggregate of approximately 36.9% of BioCancell’s outstanding capital stock. Such percentages take into account the issuance of shares by BioCancell upon this conversion and exercise but not the conversion or exercise of any other securities. Upon such conversion and exercise, we would hold an aggregate of approximately 27.4% of BioCancell’s outstanding capital stock on a fully diluted basis.

In connection with the agreement, we reached a voting agreement with three existing major shareholders of BioCancell, Clal Biotechnology Ltd., or CBI, Prof. Abraham Hochberg, BioCancell’s Co-Founder, Chairman of the Board and Chief Scientific Officer, and Avi Barak, its Chief Executive Officer. Currently BioCancell has nine members on its Board of Directors. Subject to certain conditions, the parties to the agreement, who currently hold approximately 51% of BioCancell’s outstanding capital stock in the aggregate, will vote for one member of the board designated by Tikcro, for one member designated by CBI and for one member designated by Professor Hochberg. Each party is free to vote for other members of the Board. We also agreed with BioCancell that as long as the director nominated by us to BioCancell’s Board of Directors serves in such capacity, we will provide general consulting services to BioCancell for an agreed fee. To date, BioCancell has not honored this consulting agreement. CBI and Provident Fund of the Employees of the Hebrew University of Jerusalem in Israel, another existing stockholder of BioCancell participated in the private placement on similar terms with additional funding of approximately $1.2 million in the aggregate.

Principal Capital Expenditures

We did not have any capital expenditures in 2006 and 2007. In 2008 we had a capital expenditure of $2.5 million in regard of our investment in BioCancell.

B. Business Overview

General

In July 2008, we acquired a minority stake in BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company. For information regarding our agreements with BioCancell, see Item 4.A “Information on the Company – History and Development of the Company–Recent Developments” above.

Our business plan is to enter into one or more transactions with a wide variety of businesses without limitation as to their industry or revenues. It is not possible at this time to predict when we will enter into any such transactions or what will be the industry, operating history, revenues, future prospects or other characteristics of any such business. Our ability to effect additional transactions is dependent on the amount of additional funding we provide to BioCancell and on our ability to raise additional funds to pursue our business plan. See Item 3.D “Risk Factors” above.

BioCancell

BioCancell is a development-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapies for treating cancer-related diseases. From the time of BioCancell’s inception in July 2004 through March 31, 2009, BioCancell invested approximately $12.166 million in research and development activities, general and administrative and other expenses, which is approximately similar to its operating loss over the same period. As of May 5, 2009, BioCancell had 17 employees, eleven of these employees conduct clinical development or research and development for BioCancell; the other six are managers or administrators.

BioCancell’s Biotechnology

BioCancell’s research and development activities build upon the research of Professor Abraham Hochberg of the Hebrew University of Jerusalem, who isolated the H19 gene and determined that it is expressed in over 33 different forms of cancer, including superficial bladder carcinoma and pancreatic, ovarian cancer, while laying dormant and non-expressed in non-cancerous cells. Professor Hochberg’s research discovered that the H19 gene is significantly expressed in cancerous cells of adults. Research has also demonstrated that the H19 plays a significant role in the tumor development process by enabling tumor cells to survive under stress conditions, such as low serum and low oxygen levels, that are typical conditions of the environment in which cancerous cells develop. This survival supports the growth of the tumor and the development of metastases.

In light of the recently achieved scientific breakthroughs in cancer research and the role of the H19 gene in such processes, BioCancell believes that an anti-cancer drug based on the H19 gene has the potential to provide benefits that are competitive with existing treatment methods.

BioCancell is currently focused on developing its prospective drug, BC-819. The detection of expression of the H19 gene is the biotechnological foundation of BioCancell’s potential therapy. BioCancell’s development of BC-819 builds upon the research of Professor Hochberg who discovered that the H19 gene is a diagnostic marker for cancerous growths, through the identification of the expression of the H19 gene. Based upon these discoveries, BioCancell has developed BC-819, which is a double stranded DNA plasmid construct that incorporates the gene for the Diphtheria Toxin, or DTA, under the regulation of the H19 promoter sequence. The DTA gene is transcribed into a cell-killing DTA peptide only in cells that produce H19 Ribonucleic Acid, or RNA. The H19 regulatory gene, which is crucial to the growth of the tumor cells, is utilized instead as the activator of the intra-cellular synthesis of DTA. The synthesis of this toxin peptide inhibits cellular protein synthesis, thereby causing the cancer cells to “commit suicide.” Once the BC-819 DNA enters an H19-positive cancer cell, the cell can offer no resistance and is marked for death. The net result of this mechanism is highly selective tumor cell destruction. The strong safety profile of the plasmid is due, in part, to the fact that it produces the “A” portion only of diphtheria toxin inside cancerous cells. This toxin lacks the ability to penetrate other cells provided by the “B” portion, and consequently only acts to destroy the cell in which it is produced. Therefore, this new therapeutic modality is specific for the H19-positive cancer cell and thus far was not detected with known toxic effects on normal cells – a safety feature that is unique when compared to currently available cancer treatments.

BC-819 has also demonstrated potential with respect to combination therapy. Even in cells that produce small amounts of H19 regulatory RNA, it appears that BC-819 acts to reverse the resistance of the cancer cells to chemotherapeutic agents. Moreover, as a result of BioCancell’s therapeutic approach, the plasmid being used to deliver the cytotoxic DTA gene does not incorporate into the genome of the host. BioCancell believes that this has significant advantages over gene therapy platforms for cancer that depend on a “genetic correction” strategy.

BioCancell is developing two BC-819-based strategies. The first therapy is for bladder cancer wherein DTA-H19 is mixed with a transfection agent (to facilitate entry of BC-819 molecules into the cancer cells) for bladder instillation. The second BC-819 approach is for advanced staged cancers such as pancreatic, ovarian in which plasmid DNA is injected directly into the tumor or instilled into the peritoneal cavity. Different routes of administration are employed depending upon the type of tumor (intravesical administration for bladder cancer, intratumoral injection for pancreatic and hepatocellular carcinoma, intraperitoneal administration for ovarian cancer with ascites). In addition, BioCancell is developing formulations for systemic administration for use in combination with intratumoral or hepatic artery infusions and other oncotherapeutic agents.

Pursuant to an agreement BioCancell has entered into with Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum, Yissum granted to BioCancell an exclusive, worldwide license for the use, development and commercialization of the H19 gene in consideration of which BioCancell has agreed to pay certain royalties to Yissum. Yissum was one of BioCancell’s co-founders. In 2007, Yissum sold all its shares in BioCancell.

BioCancell’s patent portfolio includes 48 patent applications in nine families in various stages of examination, 16 of which have been granted in the United States, Europe, Israel, China, South Korea, Russia, Singapore, Mexico, Japan, Canada, Brazil and the Czech Republic. All of BioCancell’s patents and patent applications were licensed to BioCancell from Yissum and are subject to the Yissum license agreement.

Clinical Trials

BioCancell’s primary strategic objective is to continue development of its prospective drug BC-819 for the treatment of superficial bladder carcinoma while broadening the scope of development to include additional indications.

Superficial bladder carcinoma – BioCancell completed Phase I/IIa clinical trials of one of its therapies – BC-819 – designed for use in patients suffering from bladder carcinoma, designed to assess the safety and preliminary efficacy of BC-819 given by intravesical infusions into the bladder of 18 patients with superficial bladder cancer who had failed previous treatment with Bacillus Calmette-Guerin, or BCG, the current standard of care.

No severe adverse side effects which can be related to the drug were diagnosed, except for one case the reason for which is uncertain. BioCancell did not discover any dose limiting toxicity.

In March 2008, BioCancell began the FDA-approved Phase IIb trials for this therapy. The purpose of the trial is to measure the efficacy and safety of BC-819 at a dose of 20mg, as tested in the previous Phase I/IIa clinical trial. The trial is being conducted in a U.S.-based medical center in Arizona and at six medical centers in Israel. This two-stage trial includes 33 patients, divided into groups of 18 and 15. Each participant will receive six weekly treatments of BC-819. Patients responding to the treatment will be offered nine additional maintenance treatments.

Pancreatic cancer – In January 2009, BioCancell was entitled to commence the Phase I/IIa clinical trial for treatment of pancreatic cancer. The purpose of the trials, as presented to the FDA, is to examine the safety and preliminary efficacy of BC-819, in a series of increased doses and various indications. The clinical trial is planned to be performed at the National Cancer Institute-designated Massey Cancer Center of Virginia Commonwealth University and will, subject to the execution of a collaboration agreement between the parties, be partly funded by a $950,000 grant from the Israel-U.S. Bi-national Industrial Research and Development Fund.

Ovarian cancer – In 2009 BioCancell commenced Phase I/IIa clinical trials for treatment of ovarian cancer. In the framework of the treatments, the patient received a number of different doses of BC-819 administered by intra-peritoneal infusions via catheter. The results indicated that the drug caused no serious adverse events at any dosage, and a decrease of 50% in the ovarian cancer marker protein CA-125 in the patient’s blood was measured, as well as a significant decrease in the number of cancerous cells in the ascites.

Additional Cancer Drugs in Development

In addition to pursuing its clinical trials of BC-819 for the treatment of superficial bladder, pancreatic and ovarian cancer, BioCancell intends to continue its pre-clinical research related to the use of BC-819 for the treatment of various other forms of cancer as it seeks to develop additional drugs based on various implementations of the biotechnology developed by it. The following is a summary of some of BioCancell’s other research and development activities that are in the preliminary stage of laboratory research:

—	BC-820. BC-820 is a potential therapeutic product that activates both the synthesis of DTA and the protein Tumor Necrosis Factor, or TNF, of the cytokine family. Like BC-819, BC-820 penetrates cancerous cells expressing the H19 gene and activates the synthesis of DTA and TNF in a targeted manner.

—	BC-821. BC-821 is a potential therapeutic product that penetrates cancerous cells and activates the synthesis of DTA only in cells expressing the P4 promoter of the target gene IGF2, which like the H19 target gene is expressed only in cancerous cells and not in non-cancerous cells. It thus has the potential to serve as a complementary product to BC-819, allowing the targeted destruction of cancer cells in a larger number of patients.

—	BC-822. This potential therapeutic product seeks to suppress the growth of cancerous cells by re-sequencing a cancer cell’s RNA by way of inserting a small interfering Ribonucleic Acid, or siRNA, sequence that prevents the expression of the H19 gene. Like BC-819, the potential therapy would first penetrate cells expressing the H19 gene and then covalently attach the new siRNA sequence.

C. Organizational Structure

We currently hold approximately 5.4% of the ownership and voting interests in BioCancell Therapeutics, Inc., a Delaware corporation headquartered in Jerusalem, Israel. If we convert our convertible notes in full, we will hold an aggregate of approximately 22.6% of BioCancell’s outstanding capital stock. Additionally, if we exercise the warrants to purchase shares we hold in full, we will hold an aggregate of approximately 36.9% of BioCancell’s outstanding capital stock. Such percentages take into account the issuance of shares by BioCancell upon this conversion and exercise but do not consider the conversion or exercise of any other securities. Upon this conversion and exercise, we would hold an aggregate of approximately 27.4% of BioCancell’s outstanding capital stock on a fully diluted basis.

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

In 2006 and 2007 we generated only financial income, which exceeded our expenses, resulting in net income of $210,000 and $147,000, respectively. In 2008, our expenses exceeded our financial income resulting in a net loss of $6,000.

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

The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as changes in the economic environment, competition, foreign exchange, taxation and governmental programs. Certain of these risks, uncertainties and assumptions are discussed in Item 3.D “Risk Factors.” To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments. We base our judgments on past experience and various other assumptions that are believed to be reasonable under the circumstances. Please refer to Note 2 to our consolidated financial statements included in this Annual Report for a summary of all of our significant accounting policies.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, other current assets and liabilities approximate their fair value due to the short-term maturity of such instruments. The fair value for marketable securities is based on quoted market price.

Effective January 1, 2008, we adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), and effective October 10, 2008, we adopted FASB Staff Position (“FSP”) No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”), except as it applies to the non-financial assets and liabilities subject to FSP No. 157-2, “Effective Date of FASB Statement No. 157" (“FSP 157-2”). SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; and

Level 3 – Unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Marketable securities

SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 59, Accounting for Noncurrent Marketable Equity Securities, provides guidance on determining when an investment is other-than-temporarily impaired. Investments are reviewed quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this judgment, we evaluate, among other factors, the duration and extent to which the fair value of an investment is less than its cost, the financial health of the investee, and our intent and ability to hold the investment. Investments with such an indicator are further evaluated to determine the likelihood of a significant adverse effect on the fair value and amount of the impairment as necessary. If market, industry and/or investee conditions deteriorate, we may incur future impairments.

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

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). As required by the modified prospective method results for prior periods have not been restated.

The Company recognized compensation expenses for the value of these awards, which has straight-line vesting, over the requisite service period of each of the awards.

The Company estimates the fair value of stock options and shares granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending at the date of grant, based on the expected option term (disregarding the term before the Company started operating in its current mode). The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method, which is the average of the vesting terms and original contractual terms of the stock options. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

Long-term investment

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value, which can be elected on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. We elected to apply the fair value option for our holdings in BioCancell’s common stock, convertible note and warrant in accordance with SFAS 159. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of the use of fair value measurement being consistent with the FASB’s long-term measurement objectives for accounting for financial instruments.

Recently Enacted Accounting Pronouncements

In February 2008, the FASB issued FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157". The staff positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. We adopted Statement 157 and the related FASB staff positions, except for those items specifically deferred under FSP No. FAS 157-2.

In November 2008, the FASB ratified EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”, or EITF 08-6. EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. This issue is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of EITF 08-6 is not expected to have a material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. The FSP will be effective for us for the quarter ending June 30, 2009. We do not expect the adoption of FSP 157-4 to have a material impact on our consolidated financial statements.

In April 2009, the FASB issued FSP, No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“the FSP”). The FSP is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. The FSP applies to fixed maturity securities only and requires separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell the security and it is more likely than not that an entity will not have to sell the security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. upon adoption of the FSP, an entity will be required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. The FSP will be effective for us for the quarter ending June 30, 2009. We do not expect the adoption of the FSP to have a material impact on our consolidated financial statements.

Results of Operations

The table below sets forth, for the periods indicated, financial data which we believe to be significant in analyzing our results of operations.

	Years Ended December 31,
	2006	2007	2008

Statement of Operations Data:
General and administrative expenses	$209	$334	$658
Operating loss	(209)	(334)	(658)
Financial income, net	419	481	652

Net income (loss)	$210	$147	$(6)

Revenues. We did not have any revenues in 2006, 2007 or 2008.

General and administrative expenses. In 2006 and 2007, we incurred only general and administrative expenses, which consisted primarily of management fees paid to Orckit Communications Ltd. (“Orckit”) and professional fees. The increase in 2007 was primarily due to professional fees incurred in negotiating and the evaluation of potential transactions and other matters. In 2008, we incurred higher general and administrative expenses than in 2007, mainly due to higher equity-based compensation expenses related to officers and directors and due to a tax payment. In 2006 and 2007, we had no paid employees.

Financial income, net. Financial income consists primarily of interest on marketable securities and bank deposits. In 2008, our financial income also included income from the change in the valuation of our investment in BioCancell in the amount of $393,000.

Net income. In 2006, we had net income of $210,000, as a result of financial income in the amount of $419,000, which was partly offset by our general and administrative expenses in the amount of $209,000.

In 2007, we had net income of $147,000, primarily as a result of financial income in the amount of $481,000, which was partly offset by our general and administrative expenses in the amount of $334,000.

In 2008, we had net loss of $6,000, as a result of general and administrative expenses in the amount of $658,000, offset by financial income in the amount of $652,000.

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

We may have from time to time expenses denominated in new Israeli shekels. Such expenses would decrease as a result of a devaluation of the new Israeli shekel in relation to the U.S. dollar. The value of the U.S. dollar declined against the NIS in 2007 and 2008, which caused our NIS denominated expenses to increase. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the new Israeli shekel against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israeli Inflation Adjusted for Devaluation

2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9

B. Liquidity and Capital Resources

We had working capital of $10.0 million as of December 31, 2006, $10.2 million as of December 31, 2007 and $7.5 million as of December 31, 2008. We believe that we have sufficient working capital for at least the next 12 months.

In 2006, we had net income of $210,000 and we generated $237,000 of cash from operations. In 2007, we had a net income of $147,000 and we used $46,000 million of cash in our operations. In 2008, we had net loss of $6,000 and we used $173,000 of cash from operations.

We generated net cash from investing activities of $1.75 million in 2006, and we used net cash of $2.2 million from investment activities in 2007. We generated net cash of $3.1 million from investment activities in 2008.

In 2006 and 2008, we did not have any cash flow from financing activities. In 2007 we generated net cash of $11,000 from financing activities.

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

We did not receive any grants from the Office of the Chief Scientist in 2006 through 2008.

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

D. Trend Information

None.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2008, we had no contractual obligations of the type required to be disclosed in this section.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of June 15, 2009:

Name	Age	Position

Izhak Tamir	56	Chairman of the Board
Eric Paneth	59	Director and Chief Executive Officer
Irit Gal	58	External Director
Yiftach Atir	60	External Director

In November 2008 Mr. Eric Paneth was appointed as our Chief Executive Officer, replacing Mr. Aviv Boim, who reduced his employment to part time and ceased his position as Chief Executive Officer. Mr. Boim continues to serve as our nominee on the Board of Directors of BioCancell.

The business experience of each of our directors and executive officers is as follows:

Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and as our Chief Executive Officer from August 2003 to December 2007. He has served as President and a Director of Orckit since it was co-founded by him and by Mr. Paneth in 1990 and as Orckit’s Chairman of the Board since July 2008. Mr. Tamir has served as Chairman of the Board of Corrigent Systems, a subsidiary of Orckit, since 2001 and as Chief Executive Officer of Corrigent Systems since May 2007 and as a Director of Gilat Satellite Networks Ltd. since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Eric Paneth has served as our Chief Executive Officer since November 2008 and as one of our Directors since January 2000. Mr. Paneth has also served as Chief Executive Officer of Orckit since it was co-founded by him and by Mr. Tamir in 1990 and as the Chairman of the Board of Directors of Orckit from 1990 to July 2008. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Technion.

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

B. Compensation

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (five persons) who served in the capacity of director or executive officer in the year ended December 31, 2008, was approximately $45,000 in cash and 438,395 restricted shares under our 2003 Stock Option Plan, as amended. This amount includes a participation fee for each of our directors in the amount of $1,000 for attendance at each meeting of the board of directors or committee thereof. However, pursuant to Israeli regulations that came into effect on March 6, 2008, as of that date we changed the compensation paid to our statutory external directors to NIS 22,500 (approximately $5,600) per year and NIS 1,060 (approximately $265) per meeting. Mr. Paneth does not receive any additional compensation for serving as our Chief Executive Officer, and Mr. Tamir does not receive any additional compensation for serving as our Chairman of the Board.

C. Board Practices

        Israeli Companies Law

We are subject to the provisions of the Israeli Companies Law, 5759-1999, and the regulations adopted thereunder.

        Board of Directors

According to the Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it thinks fit, including the grant of security interests in all or any part of our property. Our board of directors may consist of not less than three and no more than 15 directors and as of the date hereof, consists of four directors, including our external directors.

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

The role of the audit committee is to examine deficiencies in the management of the company’s business, in consultation with the internal auditor and the company’s independent accountants, suggest remedial action and to approve specified related party transactions. Our audit committee currently consists of our two external directors.

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

D. Employees

We had one employee as of December 31, 2006 and 2007 and two employees as of December 31, 2008.

E. Share Ownership

As of May 31, 2009, Mr. Eric Paneth beneficially owned 1,156,602 ordinary shares, or approximately 13.5% of our outstanding ordinary shares and Mr. Izhak Tamir beneficially owned 1,061,701 ordinary shares, or approximately 12.4% of our outstanding ordinary shares. None of our other directors beneficially owns 1% or more of our outstanding ordinary shares.

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

As of May 31, 2009, we had outstanding (i) options to purchase a total of 133,334 ordinary shares, all of which were held by our directors, and (ii) 253,003 restricted shares that are subject to contractual restrictions on transfer and are subject to repurchase by us for no consideration under certain circumstances.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 31, 2009 (unless otherwise specified), by each person who is known to own beneficially more than 5% of the outstanding ordinary shares. The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)

Steven N. Bronson(2)	1,198,755	14.0%
Eric Paneth	1,156,602	13.5%
Izhak Tamir	1,061,701	12.4%
Aviv Boim(3)	543,262	6.3%
Eugene Oshinsky and Rosa Oshinsky(4)	462,667	5.4%

(1)	Based on 8,555,973 ordinary shares outstanding on May 31, 2009.
(2)	Based on a Schedule 13D/A filed June 15, 2009.
(3)	Includes 253,003 restricted shares issued under the 2003 Plan.
(4)	Based on a Schedule 13G filed on January 6, 2006. The ordinary shares are held directly by RAM Capital Management Trust #01, a Massachusetts trust. Eugene Oshinsky and Rosa Oshinsky, as trustees, are deemed to have beneficial ownership of the ordinary shares.

As of May 11, 2009, there were 71 holders of record of our ordinary shares in the United States who collectively held approximately 69.3% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

A. Consolidated Statements and other Financial Information

See financial statements under Item 18.

        Legal Proceedings

In June 2009, our shareholders Steven and Kimberly Bronson filed a complaint in the District Court of Tel Aviv-Jaffa against us and our present or former directors and/or officers, Izhak Tamir, Eric Paneth and Aviv Boim, requesting, among other things, an order that we call a meeting of shareholders to vote on (i) a proposal to amend our articles of association to grant to our shareholders the power, normally conferred upon the board of directors, to determine plans of action for the company and (ii) if such proposal is approved by our shareholders, a proposal to approve a distribution of substantially all of our cash and all of our securities in BioCancell. We believe that the complaint is without merit and intend to defend against it vigorously.

        Significant Changes

No significant change has occurred since December 31, 2008, except as otherwise disclosed in this Annual Report.

ITEM 9.	The Offer and Listing

A. Offer and Listing Details

Our ordinary shares are currently quoted on the Pink Sheets, a centralized quotation service that collects and publishes market maker quotes for OTC securities, under the symbol TIKRF. The Pink Sheets typically has lower liquidity than the Nasdaq Global Market.

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Nasdaq Global Market, the OTC Bulletin Board or the Pink Sheets. The price per share of our ordinary shares has been retroactively adjusted to reflect the one-for-three reverse split of our ordinary shares that became effective on September 19, 2006.

Calendar Year	Price Per Share
	High	Low

2004	$1.83	$0.90
2005	1.68	0.93
2006	1.37	0.88
2007	1.38	1.01
2008	1.14	0.40

Calendar Quarter	Price Per Share
	High	Low

2007
First Quarter	$1.38	$1.05
Second Quarter	1.32	1.12
Third Quarter	1.25	1.01
Fourth Quarter	1.17	1.10
2008
First Quarter	1.14	1.01
Second Quarter	1.07	0.91
Third Quarter	1.05	0.53
Fourth Quarter	0.70	0.40
2009
First Quarter	0.70	0.45
Second Quarter (through June 12)	0.95	0.56

Calendar Month	Price Per Share
	High	Low

December 2008	0.70	0.45
January 2009	0.69	0.45
February 2009	0.70	0.57
March 2009	0.68	0.51
April 2009	0.59	0.56
May 2009	0.95	0.59
June 2009 (through June 12)	0.95	0.75

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are quoted on the Pink Sheets under the symbol TIKRF.

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

For information regarding our agreements with BioCancell, see Item 4.A “Information on the Company – History and Development of the Company–Recent Developments.”

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

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities and other partners or other equity owners in such partnerships or pass-through entities, U.S. Holders whose functional currency is not the U.S. dollar, U.S. Holders who have elected mark-to-market accounting, U.S. Holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, U.S. Holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. Holders selling our ordinary shares short, U.S. Holders deemed to have sold our ordinary shares in a “constructive sale,” and U.S. Holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.

Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars). This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition. Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2010. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss is traded as a short-term capital gain or loss. See “Israeli Tax Considerations – Capital Gains Tax on Sales of Our Ordinary Shares” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains. In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. However, under the tax treaty between the United States and Israel, gain derived from the taxable disposition of ordinary shares by a U.S. Holder who is a resident of the United States. for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

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

Treatment of Distributions

For U.S federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations – Tax on Dividends to Non-Israeli Resident Shareholders.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq Global Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “ – Passive Foreign Investment Company Status.”

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

U.S. Holders are urged to consult their own tax advisors for guidance as to the consequences of our status as a PFIC in any tax year. For those U.S. Holders who determine that we are a PFIC in any tax year and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

For each year during a U.S. Holder’s holding period of ordinary shares in which we are treated as a PFIC for U.S. federal income tax purposes and such U.S. Holder does not make a QEF Election or a “mark-to-market “ election (both as described below):

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

As an alternative to a QEF Election, a U.S. Holder generally may elect to mark his, her or its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the tax year, between the fair market value of his, her or its ordinary shares and the adjusted tax basis of such shares. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. Holder who acquires them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues unless revoked with the consent of the U.S. Internal Revenue Service.

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

Information Reporting and Backup Withholding

Payments in respect of our ordinary shares that are made in the United States or by certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding tax at rates equal to 28% through 2010 and 31% after 2010 (unless legislation is enacted that provides otherwise). Information reporting will not apply, however, with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations. In addition, backup withholding will not apply to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and furnishes other required certifications. U.S. Holders required to establish their exemption from backup withholding generally must provide a certification on IRS Form W-9 (or substitute form). Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service. U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 27% for the 2008 tax year and 26% for the 2009 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease to 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

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

Provisions of Israeli tax law may treat a sale of securities listed on a stock exchange differently than the sale of other securities. In the past, the Israeli Tax Authority, or the ITA, has indicated that it does not recognize the OTC Bulletin Board or the Pink Sheets as a “stock exchange” for purposes of the Tax Ordinance. However, the current position of the ITA is to view securities quoted on the OTC Bulletin Board or the Pink Sheets as listed on a “stock exchange” where such securities were previously delisted from a “stock exchange” (such as the Nasdaq Global Market or the Tel Aviv Stock Exchange), such as our ordinary shares.

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

Tax on Dividends to Non-Israeli Resident Shareholders

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is generally applicable at the rate– of 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and in certain circumstances if such shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend as well as the previous tax year, and not more than 25% of our gross income consists of interest or dividends, the maximum Israeli tax on dividends paid to such corporation is 12.5%.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents On Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. At December 31, 2008, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk Management

As of December 31, 2008, we had $7.8 million of cash and short-term investments, primarily all of which was linked to the U.S. dollar.

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

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of December 31, 2008. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our principal executive and financial officer. Based on this evaluation, our principal executive and financial officer has concluded that our disclosure controls and procedures are effective to alert him on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

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

Our management conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2008 and concluded that our internal control over financial reporting was effective as of December 31, 2008. This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

Changes in Financial Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2008 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

For 2007 and 2008, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2007	2008

Audit Fees	$32,000	$39,000
Audit-Related Fees	0	0
Tax Fees	5,000	5,000
All Other Fees	0	0
Total	$37,000	$44,000

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

The Audit Committee may delegate its pre-approval authority to one or more of its members, subject to ratification by the entire Audit Committee.

ITEM 16D.	Exemptions from Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G.	Corporate Governance

Not Applicable.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

ITEM 18.	Financial Statements

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	Exhibits

The exhibit lists required by this Item is incorporated by reference to the Exhibit Index, which appears following the signature page of this Annual Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TIKCRO TECHNOLOGIES LTD. By: /s/ Eric Paneth —————————————— Eric Paneth Chief Executive Officer

Date: June 29, 2009

Exhibit Index

Exhibit No.	Exhibit

1.1	Memorandum of Association, as amended (a)

1.2	Amended and Restated Articles of Association (a)

1.3	Bonus Rights Agreement, dated as of September 12, 2005, between Tikcro Technologies Ltd. and American Stock Transfer & Trust Company, as Rights Agent (b)

4.1	Share Incentive Plan, as amended (c)

4.2	Tikcro 2003 Stock Option Plan, as amended (d)

4.3	Summary of Agreements dated June 22, 2008 between BioCancell Therapeutics, Inc. and Tikcro Technologies Ltd. (e)

8.1	List of Subsidiaries (e)

12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act (f)

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act (f)

14.1	Consent of Independent Registered Public Accounting Firm (f)

(a)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 0-30820).

(b)	Incorporated by reference to Tikcro’s Report on Form 6-K filed with the Securities and Exchange Commission on September 14, 2005.

(c)	Incorporated by reference to Tikcro’s Registration Statement on Form S-8 (File No. 333-12904).

(d)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2007 (File No. 0-30820).

(e)	Incorporated by reference to Tikcro’s Shell Company Report on Form 20-F filed on August 5, 2008 (File No. 0-30820).

(f)	Filed herewith.

TIKCRO TECHNOLOGIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TIKCRO TECHNOLOGIES LTD.

        We have audited the accompanying balance sheets of Tikcro Technologies Ltd. (“the Company”) as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
June 29, 2009	A Member of Ernst & Young Global

TIKCRO TECHNOLOGIES LTD.

BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$877	$3,760
Marketable securities (Note 3, 4)	9,448	4,043
Other current assets	32	20

Total current assets	10,357	7,823

LONG-TERM INVESTMENT (Note 4, 5)	-	2,910

Total assets	$10,357	$10,733

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Related party - current account (Note 9)	$14	$-
Other current liabilities (Note 11a)	156	309

Total current liabilities	170	309

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY (Note 7):
Share capital -
Ordinary shares of NIS 0 par value - Authorized: 16,666,667 shares at December
31, 2007 and 2008; Issued: 9,502,517 and 9,961,808 shares at December 31, 2007 and 2008 respectively; Outstanding: 8,055,466 and 8,514,757 shares at December
31, 2007 and 2008, respectively	-	-
Additional paid-in capital	146,068	146,313
Less - treasury shares, at cost, 1,447,051 Ordinary shares at December 31, 2007
and 2008	(1,065)	(1,065)
Accumulated other comprehensive income	40	38
Accumulated deficit	(134,856)	(134,862)

Total shareholders' equity	10,187	10,424

Total liabilities and shareholders' equity	$10,357	$10,733

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share and per share data

	Year ended December 31,
	2006	2007	2008

Operating costs and expenses:

General and administrative expenses	$209	$334		$658

Operating loss	(209)	(334)		(658)
Financial income, net (Note 11b)	419	481		652

Net income (loss)	$210	$147		$(6)

Net earnings (loss) per share (Note 10):

Basic net earnings (loss) per share	$0.03	$0.02	$	*)0.00

Weighted average number of shares used in computing basic earnings
(loss) per share	7,908,800	7,932,909		8,166,999

Diluted net earning (loss) per share	$0.03	$0.02	$	*)0.00

Weighted average number of shares used in computing basic earnings
(loss) per share	8,053,548	8,064,699		8,166,999

*)	Represents an amount lower than $ 0.01.

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Outstanding Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity
	Number	Amount

Balance at January 1, 2006	7,908,800	$-	$146,036	$(48)	$(1,065)	$(135,213)		$9,710

Stock based compensation	-	-	9	-	-	-		9
Comprehensive income:
Unrealized income on available-for-sale
marketable securities	-	-	-	38	-	-	$38	38
Net income	-	-	-	-	-	210	210	210

Total comprehensive income							$248

Balance at December 31, 2006	7,908,800	-	146,045	(10)	(1,065)	(135,003)		9,967

Exercise of options	146,666	-	11	-	-	-		11
Stock based compensation	-	-	12	-	-	-		12
Comprehensive income:
Unrealized income on available-for-sale
marketable securities	-	-	-	50	-	-	$50	50
Net income	-	-	-	-	-	147	147	147

Total comprehensive income							$197

Balance at December 31, 2007	8,055,466	-	146,068	40	(1,065)	(134,856)		10,187

Issuance of shares (Note 7)	459,291	-	-	-	-	-		-
Stock based compensation	-	-	245	-	-	-		245
Comprehensive loss:

Realized gains from sales of marketable securities	-	-	-	(40)	-	-	(40)	(40)
Unrealized loss on available-for-sale
marketable securities	-	-	-	38	-	-	$38	38
Net loss	-	-	-	-	-	(6)	(6)	(6)

Total comprehensive loss							$(8)

Balance at December 31, 2008	8,514,757	$-	$146,313	$38	$(1,065)	$(134,862)		$10,424

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:

Net income (loss)	$210	$147	$(6)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Decrease (increase) in other current assets	1	(9)	12
Decrease in related party - current account	(14)	(14)	(14)
Increase (decrease) in other current liabilities	(8)	2	136
Accrued interest on marketable securities	39	45	10
Amortization of premium and accretion of discount
on marketable securities	-	(229)	(163)
Increase in fair value of long-term investment	-	-	(393)
Stock based compensation	9	12	245

Net cash provided by (used in) operating activities	237	(46)	(173)

Cash flows from investing activities:

Purchase of available-for-sale marketable securities	(3,750)	(13,654)	(3,989)
Proceeds from realization of available-for-sale
marketable securities	5,500	11,500	9,545
Long-term investment in BioCancell	-	-	(2,500)

Net cash provided by (used in) investing activities	1,750	(2,154)	3,056

Cash flows from financing activities:
Proceeds from exercise of options	-	11	-

Net cash provided by financing activities	-	11	-

Increase (decrease) in cash and cash equivalents	1,987	(2,189)	2,883
Cash and cash equivalents at the beginning of the year	1,079	3,066	877

Cash and cash equivalents at the end of the year	$3,066	$877	$3,760

Supplemental disclosure of cash flows activities:

Cash received during the year for:

Interest	$391	$196	$47

Non-cash activities:

Value of shares received in connection with
BioCancell investment (Note 5)	$-	$-	$17

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

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

As of December 31, 2008 the Company had no significant business activities other than its holdings in BioCancell Therapeutics, Inc. (“BioCancell”), see below.

On January 1, 2008, the board of directors appointed a new Chief Executive Officer (CEO), who was replaced in November 2008 by the present CEO.

In July 2008 the Company signed an agreement to provide BioCancell with $2.5 thousand in funding. See also Note 5.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

b.	Use of estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Financial statements in U.S. dollars:

The income of the Company is generated in U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s cash flow transactions is incurred in dollars. Investing activities and equity transactions are made in dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company operate. Thus, the functional and reporting currency of the Company is the dollar.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Management determines the classification of investments in marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. As of December 31, 2008, all marketable securities covered by Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), were classified as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the statement of operations.

FASB Staff Position (FSP) No. 115-1, “The Meaning of Other-Than- Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”) provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. The Company considers various factors to determine whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its marketable securities, impairment is determined to be other-than-temporary, then an impairment loss should be recognized in an amount equal to the difference between the marketable securities’ carrying amount and its fair value. For the year ended December 31, 2008, the Company did not record any other-than-temporary impairment loss.

f.	Income taxes:

The Company account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109.

The Interpretation clarifies the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more likely than not of being sustained. The Company adopted the provisions of FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

Interest associated with uncertain income tax positions and penalties are classified as income tax expenses. The Company has not recorded any interest or penalties during any of the years presented.

g.	Accounting for stock-based compensation:

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

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized subsequent to January 1, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). As required by the modified prospective method results for prior periods have not been restated.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognized compensation expenses for the value of these awards, which have graded vesting, based on the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending at the date of grant, based on the expected option term (disregarding the term before the Company started operating in its current mode). The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method, which is the average of the vesting terms and original contractual terms of the stock options. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the expected life.

The fair value for the options granted in 2006 was estimated at the date of grant with the following weighted average assumptions:

Year ended December 31, 2006

Risk free interest rate	4.8%
Dividend yields	0%
Volatility	50.3%
Forfeiture rate	0%
Expected life (years)	6.5

h.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, other current assets and liabilities approximate their fair value due to the short-term maturity of such instruments.

The fair value for marketable securities is based on quoted market price (see Note 3).

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements”(“SFAS No. 157”) and, effective October 10, 2008, adopted FASB Staff Position (“FSP”) No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”), except as it applies to the nonfinancial assets and liabilities subject to FSP No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. See also Note 4.

i.	Basic and diluted net earnings (loss) per share:

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

The total number of shares excluded from the calculation of the diluted net earnings (loss) per share, because they had anti-dilutive effect, for the years ended December 31, 2006, 2007 and 2008, were 66,667, 66,667 and 592,624, respectively.

j.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and available-for-sale marketable debt securities.

Cash and cash equivalents are invested in major banks in Israel and the U.S., mainly in U.S. dollars. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, low credit risk exists with respect to these investments.

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

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Treasury shares:

The Company repurchases Ordinary shares on the open market which are held as treasury shares. The Company presents the cost of repurchased treasury shares as a reduction in shareholders’ equity.

l.	Long-term investment:

The Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) as of the date of the investment in BioCancell and elected to apply the fair value option to its long-term investment. The primary reasons for electing the fair value option were simplification and cost-benefit considerations, as well as expansion of the use of fair value measurement being consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. The losses and gains due to changes in fair value for items measured at fair value pursuant to election of the fair value option were included in financial income, net. See also Note 5.

m.	Impact of recently issued Accounting Standards:

1.	In February 2008, the FASB issued FSP No. FAS 157-2 “Effective Date of FASB Statement No. 157". The Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described above in i, the Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

2.	In November 2008, the FASB ratified EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. This issue is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of EITF 08-6 is not expected to have a material impact on the Company’s financial statements.

3.	In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. The FSP will be effective for the Company for the quarter ending June 30, 2009. The Company does not expect the adoption of FSP 157-4 to have a material impact on its financial statements.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“the FSP”). The FSP is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. The FSP applies to fixed maturity securities only and requires separate display of losses related to credit deterioration and losses related to other market factors. When an entity does not intend to sell the security and it is more likely than not that an entity will not have to sell the security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income. upon adoption of the FSP, an entity will be required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. The FSP will be effective for the Company for the quarter ending June 30, 2009. The Company does not expect the adoption of the FSP to have a material impact on its financial statements.

NOTE 3:- MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31,
	2007				2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair market value

Available-for-sale:
Corporate debentures (*)	$9,408	$40	$-	$9,448	$4,005	$38	$-	$4,043

(*) All contractual maturities are within one year.

NOTE 4:- FAIR VALUE MEASUREMENTS

In accordance with SFAS 157 and SFAS 159, the Company measures its long-term investment, which is comprised from investments in Ordinary shares, convertible loans and warrants (see also Note 5) at fair value. Investment in Ordinary shares and in marketable securities are classified within Level 1, since these assets are valued using quoted market price in an active market. Convertible loan and warrants are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

The Company values the Level 3 investments (namely long-term investment in Biocancell convertible loan and warrants) based on a valuation using an independent valuation firm. The valuation uses a standard Black-Scholes based model for evaluating derivatives, combined with other market-based analysis. The main variables for the valuations are: average returns of notes of similar traded firms, historical variance of the investee’s stock price, applicable currency exchange rates, and risk free interest rates. Unobservable inputs used in these models are significant to the fair value of the investments. Key assumptions in determining the estimated fair value of the convertible loan and warrants include (a) the Israeli and US risk free interest rate of 4.8% and 1.5%, respectively and (b) a volatility of 52%.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- FAIR VALUE MEASUREMENTS (Cont.)

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2008:

	As of December 31, 2008
	Fair value measurements using input type
	Level 1	Level 2		Level 3	Total

Marketable securities (Note 3)	$4,043	$-		$-	$4,043
Long-term investment - investment in
Ordinary shares (Note 5)	97		-		97
Long-term investment - investment in
convertible loan and warrants (Note 5) (*)	-	-		2,813	2,813

Total financials assets	$4,140	$-		$2,813	$6,953

(*) Including accrued interest

NOTE 5:- LONG TERM INVESTMENT

In July 2008, the Company signed an agreement with BioCancell Therapeutics, Inc. (“BioCancell”), an Israel-based clinical-stage biopharmaceutical company, whose Common stock is listed on the Tel Aviv Stock Exchange. As part of the agreement, the Company provided funding to BioCancell, is entitled to appoint one member to BioCancell’s board of directors and provides BioCancell with certain consulting services. It was also agreed between Tikcro and two major shareholders of BioCancell, who hold together with Tikcro over 50% of the shares of BioCancell, to vote for one member of the board for each of these 3 shareholders. However, no restrictions were made on the vote for other members of the board.

The investment included a purchase of 837,521 shares of Common stock of BioCancell at a price per share in NIS equal to $ 0.597 ($ 500 in total), granting a convertible loan in the amount of $ 2,000 with a conversion price per share in NIS equal to $ 0.716 and receiving a warrant to purchase from BioCancell up to 4,301,906 shares of Common stock at a price per share in NIS equal to $ 0.716. Immediately after the investment closing, Tikcro’s voting stock interest in BioCancell, based on its then outstanding Common stock, represented approximately 5.8% (27.3% on a fully diluted basis)..

In addition, Tikcro is entitled to a “full ratchet” anti-dilution protection in cases Biocancell issues additional securities, under terms stipulated in the agreement.

The Company has a representative on BioCancell’s board of directors. In addition, as part of the investment agreement, the board of directors of BioCancell has designated an executive committee comprised of 4 members of the board of directors including one Tikcro representative (the “executive committee”). The approval of the executive committee will be required for the consummation of material transaction of BioCancell, adoption of BioCancell’s budget, decisions relating to investment policy and a working plan.

As a result of applying SFAS No. 159 the Company has recorded financial income in the amount of $ 393 for the year ended December 31, 2008.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- COMMITMENTS AND CONTINGENT LIABILITIES

Directors and officers indemnification agreements:

The Company, from time to time, has entered into indemnification agreements with several of its directors and officers, in which the Company undertakes to indemnify them, to the fullest extent permitted by law, for acts taken or omitted by them in their respective capacities as directors or officers of the Company. Pursuant to these agreements, the obligations of the Company remain in effect even after the termination of the directors and officers services to or employment with the Company.

NOTE 7:- SHAREHOLDERS’ EQUITY

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

b.	Stock option plans:

1.	Under the Company’s stock option plan (as amended in December 2007) (“the plan”), shares and options to purchase shares may be granted to employees, officers, consultants and directors of the Company.

2.	No options were granted during 2007. Regarding shares issued, see b.4 below. As of December 31, 2008, an aggregate of 1,932,572 Ordinary shares of the Company were reserved for issuance under the plan.

3.	The options granted generally become fully exercisable after three to four years and expire no later than 10 years from the approval date of the option plan under terms of grant. Any option forfeited or cancelled before expiration become available for future grants.

The following is a summary of the Company’s stock options transactions in 2008:

	Year ended December 31, 2008
	Amount	Weighted average exercise price	Weighted average Remaining contractual life	Aggregate intrinsic value

Options outstanding at beginning of year	133,334
Granted	-
Exercised	-

Options outstanding at end of year	133,334	$0.92	6.14	$-

Vested and expected to vest at end of
year	133,334	$0.92	6.14	$-

Options exercisable at end of year	117,839	$0.91	5.94	$-

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2008, have been separated into two exercise prices as follows:

Exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2008	Weighted average Exercise price of Options Exercisable

$0.87	66,667	4.65	$0.87	66,667	$0.87
$0.97	66,667	7.62	$0.97	51,173	$0.97

	133,334	6.13	$0.92	117,840	$6.14

4.	The Company granted during 2008 a total of 459,291 restricted shares under the plan. Restricted shares are subject to a repurchase right by the Company on certain occasions. Under the repurchase right, the Company may reacquire a pro-rata portion of the granted shares, for no consideration, if certain conditions occur including the employees’ end of service with the Company. As of December 31, 2008, 221,624 shares were no longer subject to a repurchase by the Company. According to SFAS123(R), the total fair value of the shares granted, after the modification described below, was $ 352 while the amount of $ 233 was recorded in 2008 as stock based compensation expenses. As of December 31, 2008, there was $119 of total unrecognized compensation cost related to share-based compensation arrangement granted under the plan. That cost is expected to be recognized over a weighted-average period of 7 years.

During 2008, the Company extended the vesting schedule of certain restricted shares.

According to SFAS 123(R), the change was treated as a cancellation of the original shares and a grant of a new award. Accordingly, in the financial statements ended December 31, 2008, the Company reversed the remaining compensation cost and the full fair value of the new award on the modification date in the amount of $ 134 is recognized over the remaining vesting period.

c.	On August 17, 2006, the annual shareholders meeting approved a grant to two directors of options to purchase up to 33,333 Ordinary shares each at an exercise price per share equal to the average closing price of the Ordinary shares over the three trading days immediately preceding the date of the meeting. The options vest over a period of three years, one-third each year, commencing on the first day of the upcoming term of the option holder. The weighted-average grant-date fair value of options granted during the year 2006 was $0.17. The total fair value of the options granted was $ 34 while an amount of $9, $ 11 and $ 11 was recorded in 2006, 2007 and 2008, respectively, as stock based compensation expenses. As of December 31, 2008, there was $10 total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s option plan. That cost is expected to be recognized over the coming year.

d.	Shareholder bonus rights plan

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

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- SHAREHOLDERS’ EQUITY (Cont.)

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

NOTE 8:- TAXES ON INCOME

a.	Tax laws applicable to the Company:

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, until December 2008, the results for tax purposes were measured based on the changes in the Israeli CPI.

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

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- TAXES ON INCOME (Cont.)

b.	Tax rates applicable to the income of the Company:

On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order), 2005 (the “Amendment”).

Inter alia, the Amendment provides for a gradual reduction in the statutory corporate tax rate in the following manner: 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%. Furthermore, from 2010, upon reduction of the corporate tax rate to 25%, real capital gains will be subject to tax of 25%.

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2007	2008

Deferred tax assets:
Net operating loss and capital loss carryforward	$35,000	$37,000
Valuation allowance	(35,000)	(37,000)

Net deferred tax asset	$-	$-

Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax assets regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

c.	Net operating losses carryforward:

The Company has accumulated operating losses for tax purposes as of December 31, 2008, in the amount of approximately $ 29,009 (denominated in NIS), which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of approximately $ 118,565 (denominated in NIS), which may be carried forward and offset against capital gains.

d.	The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the offset of operating income with carryforward losses.

e.	Tax assessments for the tax years up to and including 2003 are considered as final subject to the powers vested with the director of the tax authority pursuant to sections 145,147 and 152 of the income tax ordinance.

f.	The Company adopted the provisions of FIN 48 on January 1, 2007. Prior to 2007, the Company used the provisions of SFAS 5 to determine tax contingencies. As of January 1, 2007, there was no difference between the provision under FIN 48, therefore there was no effect on the Company’s shareholders equity upon the Company’s adoption of FIN 48.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- RELATED PARTY TRANSACTIONS

The balances with and the results of operations from transactions with related parties were as follows:

	December 31,
	2007	2008

Balances:

Payables (*)	$(14)	$-
Receivables (**)	$-	$13

	Year ended December 31,
	2006	2007	2008

Transactions:

Administrative services (*)	$48	$48	$48
Consulting services (**)	$-	$-	$20

(*)	Orckit provides the Company with certain administrative services.

(**)	In connection with the investment, for the consulting services provided by the Company and as long as its representative serves on BioCancell’s board of directors, Tikcro is entitled to the management fees in amount of $ 30 per annum and 63,939 shares of Common stock of BioCancell.

NOTE 10:- BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share.

a.	Numerator:

	Year ended December 31,
	2006	2007	2008

Numerator for basic and diluted net earnings
(loss) per share - income (loss) available to
shareholders of Ordinary shares	$210	$147	$(6)

b.	Denominator:

Denominator for basic net earnings (loss) per
share - weighted average shares	7,908,800	7,932,909	8,166,199

Effect of dilutive securities:
Employee stock options	144,748	131,790	-

Denominator for diluted net earnings (loss) per
share - adjusted weighted average shares,
assumed conversions and exercise of options
and warrants	8,053,548	8,064,699	8,166,199

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:- SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other current liabilities:

	December 31,
	2007	2008

Tax authorities	$79	$157
Director fees	8	37
Open vendor accounts	69	115

	$156	$309

b.	Financial income, net

	Year ended December 31,
	2006	2007	2008

Financial expenses, mainly bank charges and
interest	$(9)	$(5)	$(26)

Financial income:
From marketable securities and short term deposits	428	486	285
From long term investment	-	-	393

	428	486	678

	$419	$481	$652

NOTE 12:- SUBSEQUENT EVENTS

In June 2009, one of the Company’s shareholders holding 1,198,755 shares representing approximately 14% of outstanding shares filed a complaint in the District Court of Tel Aviv against the Company and certain of its present directors and a former officer requesting, among other things, an order that the Company call a meeting of shareholders to vote on (i) a proposal to amend the Company’s articles of association to grant to its shareholders the power, normally conferred upon the board of directors, to determine plans of action for the Company and (ii) if such proposal is approved by the Company’s shareholders, to approve a distribution of substantially all of Company’s cash and all of its securities in BioCancell. The Company believes that the complaint is without merit and intends to defend against it vigorously.