Form 20-F
period 2009-12-31
TIKCRO TECHNOLOGIES LTD
filed 2010-06-29
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

8,556,836 Ordinary Shares, no par value

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

- ii -

PART I		3
ITEM 1.	Identify of Directors, Senior Management and Advisors	3
ITEM 2.	Offer Statistics and Expected Timetable	4
ITEM 3.	Key Information	4
A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	5
C.	Reasons for the offer and use of proceeds	5
D.	Risk Factors	5
ITEM 4.	Information on the Company	16
A.	History and Development of the Company	16
B.	Business Overview	16
C.	Organizational Structure	20
D.	Property, Plants and Equipment	20
ITEM 4A.	Unresolved Staff Comments	20
ITEM 5.	Operating and Financial Review and Prospects	20
A.	Operating Results	20
B.	Liquidity and Capital Resources	24
C.	Research and Development, Patents and Licenses	26
D.	Trend Information	26
E.	Off-balance Sheet Arrangements	26
F.	Tabular Disclosure of Contractual Obligations	26
ITEM 6.	Directors, Senior Management and Employees	26
A.	Directors and Senior Management	26
B.	Compensation	27
C.	Broad Practices	27
D.	Employees	33
E.	Share Ownership	33

ITEM 7.	Major Shareholders and Related Party Transactions	33
A.	Major Shareholders	33
B.	Related Party Transactions	34
C.	Interests of Experts and Counsel	34
ITEM 8.	Financial Information	34
A.	Consolidated Statements and other Financial Information	34
B.	Significant Changes	35
ITEM 9.	The Offer and Listing	35
A.	Offer and Listing Details	35
B.	Plan of Distribution	36
C.	Markets	36
D.	Selling Shareholders	36
E.	Dilution	36
F.	Expenses of the Issue	37
ITEM 10.	Additional information	37
A.	Share Capital	37
B.	Memorandum and Articles of Association	37
C.	Material Contracts	42
D.	Exchange Controls	42
E.	Taxation	42
F.	Dividends and Paying Agents	51
G.	Statement by Experts	51
H.	Documents On Display	51
I.	Subsidiary Information	51
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	51
ITEM 12.	Description of Securities other than Equity Securities	52

PART I

Unless the context otherwise requires, “Tikcro,” “us,” “we” and “our” refer to Tikcro Technologies Ltd., an Israeli company. References to “U.S. dollars,” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels.

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

A. Selected Financial Data

We have derived the following selected financial data, with respect to the five years from 2005 to 2009, from the audited financial statements of Tikcro, which have been prepared in accordance with generally accepted accounting principles in the United States.

The selected financial data set forth below as of December 31, 2008 and 2009 and for each of the years ended December 31, 2007, 2008 and 2009 are derived from our audited financial statements, which are included elsewhere in this Annual Report.

The selected financial data as of December 31, 2005, 2006 and 2007 and for the years ended December 31, 2005 and 2006 are derived from our audited financial statements, which are not included in this Annual Report.

You should read the selected financial data together with Item 5 “Operating and Financial Review and Prospects” and our financial statements included elsewhere or incorporated by reference in this Annual Report.

From 2005 to 2007, we did not conduct any active business. Accordingly, the data presented below are not indicative of our future operating results or financial position.  In July 2008, we acquired a minority stake in BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company.   Please see Item 4.A “Information on the Company -- History and Development of the Company—Recent Developments” for more information.

	Years Ended December 31,
	2005		2006	2007	2008		2009
	(in thousands, except share and per share data)
Statement of Operations Data:
General and administrative expenses (1)	$233		$209	$334	$658		$387
Operating loss	(233)		(209)	(334)	(658)		(387)
Financial income, net	237		419	481	652		3,282
Net income (loss)	$4		$210	$147	$(6)		$2,895
Basic net earnings (loss) per share**)	-*	)	$0.03	$0.02	-*	)	0.35
Diluted net earnings (loss) per share**)	-*	)	$0.03	$0.02	-*	)	0.34
Number of shares used in computing basic net earnings (loss) per share**)	7,908,800		7,908,800	7,932,909	8,166,999		8,347,179
Number of shares used in computing diluted net earnings (loss) per share**)	8,061,663		8,053,548	8,064,699	8,166,999		8,392,283

(1)	General and administrative expenses include stock compensation expenses of $0, $9, $12, $245 and $84 for the years ended December 31, 2004, 2005, 2006, 2007 2008, and 2009 respectively.

*)	Represents an amount lower than $0.01.

**) After giving retroactive effect to the one-for-three reverse stock split in September 19, 2006 for the year ended December 31, 2005.

	December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents, short term investments and deposits	$9,890	$10,126	$10,325	$7,803	$7,432
Long-term investment	-	-	-	2,910	6,164
Working capital	9,710	9,967	10,187	7,514	7,201
Total assets	9,914	10,149	10,357	10,733	13,645
Shareholders equity	9,710	9,967	10,187	10,424	13,365

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

In July 2008, we acquired a minority stake in BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company. Other than our involvement in BioCancell, we do not currently conduct any significant operations.  Accordingly, our results of operations are principally impacted by the value of our holdings in BioCancell.  If there are adverse changes in the market price or fair value of BioCancell, our results of operations and/or the value of our assets will be adversely affected, and we may need to write-down or write-off the carrying value of our holding. Due to limitations under U.S. and Israeli securities laws, on the ability of BioCancell to register all of our BioCancell shares for resale and on the liquidity of BioCancell's shares, and due to material non-public information to which we may be exposed because of our representation on the board of directors of BioCancell, we may face difficulties in our ability to dispose of our securities in BioCancell at a time and in a manner we deem suitable.

Conditions and changes in the national and global economic and political environments may adversely affect our business and financial results.

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. With major financial institutions de-levering their balance sheets, credit was constricted for much of 2008 and 2009 and may likely remain so for an extended period. If economic growth continues to decline, this may have a negative impact on our financial condition and share price, which may impact our and BioCancell’s ability to obtain financing and other sources of funding in the future on terms favorable to us, if at all. If such increased levels of volatility and market turmoil continue, it may materially adversely affect our results of operations.

The growth of our business depends on our obtaining additional financing, which may be unavailable to us.

In order to acquire stakes in either BioCancell or in additional operating companies, we will need to raise additional funds through public or private debt or equity financings. We provided $2.5 million to BioCancell in July 2008. We may offer to provide it with additional funds in the future. We also hold a five-year warrant expiring in July 2013 to purchase shares of BioCancell, for an aggregate exercise price of approximately $3.0 million.  If we do not raise additional funds, we may not be able to provide BioCancell with the support it requires and we may not be able to acquire stakes in additional operating companies. We may be unable to obtain additional financing on acceptable terms or at all, which would harm our financial condition and results of operations.

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

We may be deemed an “investment company” under the Investment Company Act of 1940, unless we qualify for an exemption. Even after we acquired a minority stake in BioCancell and although we may acquire similar stakes in additional operating companies, we may be deemed an investment company if we do not have sufficient control over such companies or qualify for another exemption under the Investment Company Act of 1940. If we are deemed an investment company, we could be found to be in violation of the Investment Company Act of 1940. A violation of that law could make it more difficult for us to register securities and raise funding and subject us to other material adverse consequences.

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

We invest the majority of our cash on hand in financial instruments. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment.  This would harm our financial condition.  For information on the types of our investments as of December 31, 2009, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk--Interest Rate Risk Management.”

We are subject to costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As a foreign private issuer subject to U.S. federal securities laws, we are required to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and various SEC regulations. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these controls by our management and, commencing from fiscal year 2010, by our independent registered public accounting firm. There is no guarantee that these efforts will result in management assurance or an attestation by our independent registered public accounting firm that our internal control over financial reporting is adequate in future periods. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act and other corporate governance requirements could materially and adversely affect our financial results.

Risks relating to our holdings in BioCancell

We provided $2.5 million of funding to BioCancell, an Israel-based early stage clinical-stage biopharmaceutical company. Our success is dependent to a significant degree on the success of BioCancell.

We have provided $2.5 million of funding to BioCancell and designated a member of its board of directors, and we may provide BioCancell with additional funding in the future. BioCancell is developing new drugs for the treatment of various types of cancer. As of the date of this Annual Report, BioCancell has not received marketing approval for any of its prospective products nor has it recorded any revenues. It is expected that BioCancell will operate at a loss over the coming years and will not generate any revenue from operations in the near term. To be profitable, BioCancell must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute its drugs. The path necessary to achieve these goals for any drug product is long and uncertain. Before BioCancell can sell any drug, it will be required to demonstrate through clinical trials that it is safe and effective for human use in the treatment of individuals with cancer. The senior management of Biocancell has limited experience in conducting advanced clinical trials and in commercialization of drug product and no assurance can be given that BioCancell will be able to successfully complete the clinical trials for its drugs in development in accordance with the standards of the U.S. Federal Drug Administration, or the FDA, and other non-U.S. regulatory standards. If BioCancell does not successfully meet its scientific, regulatory, financial and commercial challenges, then the value of the securities we hold of BioCancell may significantly decline and our results of operations and financial condition may be materially harmed.

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

BioCancell requires additional funding, which may further draw on our resources or result in significant dilution of our ownership.

BioCancell requires substantial funding to discover, develop, protect and conduct research and development for its target genes-based prospective therapies, including primarily for clinical trials of any of its prospective therapeutic products, and to manufacture and market any such product that may be approved for commercial sale. The current economic and credit crisis is having a significant negative impact on business around the world.  The impact of this crisis may cause difficulties in raising the funds needed for BioCancell to continue its operations.  We might allocate additional funds to support BioCancell in the future, in which case our cash reserves will decline and the dependence of our results on the results of BioCancell will increase.  If we do not allocate additional funds to BioCancell, our holding in BioCancell could be diluted, our influence over its business could weaken and the value of our holding could materially decline.

BioCancell’s auditors have expressed substantial doubt as to whether it can continue as a going concern.

BioCancell’s audit report covering the December 31, 2009 consolidated financial statements contains an explanatory paragraph that states that BioCancell’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern. BioCancell has incurred operating losses since inception, has not generated any product sales revenues and has not achieved profitable operations. BioCancell’s deficit, accumulated during the development stage through December 31, 2009, aggregated $20.6 million and it expects to continue to incur substantial losses in future periods while it continues to test and prepare its product candidates for the market. BioCancell believes that as of December 31, 2009, it has sufficient cash to meet its planned operating needs for the next six months. If BioCancell is unable to raise additional funds to complete its research and development activities, our holdings in BioCancell may significantly decline and our results of operations and financial condition may be materially harmed.

The pharmaceutical and biotechnology market is highly competitive. If BioCancell is unable to compete effectively with existing products, new treatment methods and new technologies, it may be unable to commercialize any therapeutic products that it may develop.

The biotechnology market is highly competitive, is subject to rapid technological change and is significantly affected by existing rival drugs and medical procedures, new product introductions and the market activities of other participants. Pharmaceutical and biotechnology companies pursue the research and development of technologies and other therapeutic products for the treatment of all of the diseases that BioCancell is targeting or that it expects to target, including superficial bladder carcinoma, pancreatic and ovarian cancer.  BioCancell believes a significant number of products are currently under development, and may become commercially available in the future, for the treatment of some or all of the diseases that BioCancell is targeting or that it expects to target, including superficial bladder carcinoma, pancreatic and ovarian cancer.

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

BioCancell’s exclusive license to its lead patents expire in 2017, and BioCancell may face increased competition from third parties who will be able to freely use the technologies that BioCancell has developed.

Some of the patents underlying the exclusive license that Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum, has granted to BioCancell, will expire beginning in 2017, after which time, any one or more of BioCancell’s competitors could develop generic alternatives to BioCancell’s prospective drugs. The commercialization of a generic alternative would likely drive down the price that BioCancell is able to charge for its products. This would materially harm BioCancell’s results of operations. In addition, unless BioCancell is successful in extending the patent protection on its drugs beyond 2017 by having new patent protection or by applying for an "orphan drug" status under U.S. FDA rules (see below under Item 4B. "Business Overview—BioCancell--BioCancell's Intellectual Property Rights"), the value of BioCancell’s drugs from FDA approval of its drugs to market through 2017 may not commercially support the risks involved and expenses required to conclude FDA-approved clinical trials, thus resulting in an early termination of the development of its drugs.

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

BioCancell’s success depends, to a considerable extent, on its ability to protect proprietary methods and technologies that it develops under the patent and other intellectual property laws of the United States and other countries, so that it may prevent others from unlawfully using its inventions and proprietary information. The patent position of pharmaceutical or biotechnology companies, including BioCancell, is generally uncertain and involves complex legal and factual considerations.  The standards that the U.S. Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and may change. There also is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Even if BioCancell’s rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of its intellectual property rights. Accordingly, BioCancell does not know the degree of future protection for its proprietary rights or the breadth of claims that will be allowed with respect to any patents issued to it or to others. Additionally, the mere issuance of a patent does not guarantee that it is valid or enforceable against third parties.

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

BioCancell relies on a limited number of third parties for the supply of certain major components for its drugs and other raw materials required for its research and development activities.  If BioCancell is unable to reach agreements with these third parties or if it is unable to maintain its contractual relationships with these third parties, BioCancell’s research and development activities would be delayed.

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

BioCancell’s success largely depends on the skills, experience and efforts of certain of its senior management. The loss of the service of any of these persons, including Professor Abraham Hochberg, its Chief Scientific Officer, and Dr. Patricia Ohana, would likely significantly delay or prevent BioCancell’s achievement of product development and its other business objectives. BioCancell’s employment agreements with its key personnel, including Professor Abraham Hochberg and Dr. Patricia Ohana, are terminable by the employee upon the provision of 90 days or three months advance written notice to BioCancell.  BioCancell does not carry key man life insurance on any of its executive officers or other key employees. Should either of Professor Hochberg or Dr. Ohana cease his or her employment with BioCancell or should BioCancell otherwise lose his or her services, its ability to conduct its research and development activities would be significantly compromised.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

●	the judgment is enforceable in the state in which it was given;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

●	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

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

As a consequence of our ownership of relatively substantial cash and investment assets, it is likely that we would be classified for U.S. federal income tax purposes as having been a passive foreign investment company, or PFIC, for each year since 2003, including 2009. We could also be classified as a PFIC for 2010, although the determination of PFIC status is made separately for each year and our PFIC status could change. Classification as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares, which could, in turn, cause a reduction in the value of our ordinary shares.  Classification as a PFIC also triggers the application of certain United States tax reporting requirements.

Complex rules apply to a U.S. holder of our ordinary shares if we are treated as a PFIC for U.S. federal income tax purposes for any year during such U.S. holder’s holding period.  In addition, under new legislation recently enacted in the United States., a U.S. holder of our ordinary shares will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC. Accordingly, U.S. holders are urged to consult their tax advisors regarding the application of these rules.

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

Our ordinary shares currently are traded on the OTC Bulletin Board. Currently, we do not meet the initial listing conditions of the Nasdaq Stock Market. The market for shares quoted on the OTC Bulletin Board is typically less liquid than that for shares listed on the Nasdaq Stock Market. This could make it more difficult for our shareholders to sell their shares at desired prices and amounts.

The market price of our ordinary shares is subject to fluctuations.

The market value of our ordinary shares has fluctuated over time. The following factors, among others, may significantly impact the market price of our ordinary shares:

●	the market price of BioCancell;

●	low trading volume of our ordinary shares;

●	BioCancell, its competitors or other third parties announcing new products, regulatory developments, new clinical data regarding current or future products, or earnings or losses;

●	delays or failures in the development of products of BioCancell;

●	political, economic or other developments affecting Israel;

●	global economic and other external factors; and

●	quarter-to-quarter fluctuations in our financial results.

Two shareholders may be able to control us.

Eric Paneth, our Chief Executive Officer and a director, beneficially owns approximately 13.4% of our outstanding ordinary shares. Izhak Tamir, our Chairman of the Board, beneficially owns approximately 12.3% of our outstanding ordinary shares. Currently, Messrs. Paneth and Tamir are not party to a shareholders agreement. However, if Messrs. Paneth and Tamir act together, they effectively may have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. Their combined equity interest in us may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or both of them.

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

Principal Capital Expenditures

We did not have any capital expenditures in 2007 and 2009. In 2008 we had a capital expenditure of $2.5 million in regard of our investment in BioCancell.

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

BioCancell

BioCancell is a development-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapies for treating cancer-related diseases. From the time of BioCancell’s inception in July 2004 through March 31, 2010, BioCancell invested approximately $16.5 million in research and development activities, general and administrative and other expenses, which is approximately similar to its operating loss over the same period. As of June 2010, BioCancell had 16  employees, nine of which conduct clinical development or research and development for BioCancell; the other seven are managers or administrators.

Our Holdings in BioCancell

In July 2008, we acquired from BioCancell 837,521 shares its common stock for consideration of $2.5 million, at a price of $0.60 per share, in a privately negotiated transaction. As part of the transaction we also received a four-year convertible note due June 2012 in the principal amount of $2.0 million, bearing interest at 10% per year and convertible into up to 3,464,385 shares of common stock, as well as a five-year warrant expiring June 2013 to purchase up to 4,301,906 shares of BioCancell common stock for an exercise price of $0.72 per share. The common stock of BioCancell issued in private placements like ours is subject to resale restrictions under applicable securities laws.

We currently hold approximately 4.2% of the outstanding capital stock of BioCancell. The common stock of BioCancell is listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “BICL.” BioCancell has registered for resale with the Securities and Exchange Commission the shares of BioCancell common stock issued to us. The shares of common stock issuable upon conversion of our convertible note or upon exercise of our warrant have not been registered yet.

We are party to a voting agreement with three existing major shareholders of BioCancell, Clal Biotechnology Ltd., or CBI, Prof. Abraham Hochberg, BioCancell’s Chief Scientific Officer, and Avi Barak, its former Chief Executive Officer. Currently BioCancell has six members on its Board of Directors. Subject to certain conditions, the parties to the agreement, who currently hold approximately 33% of BioCancell’s outstanding capital stock in the aggregate (43% on a fully diluted basis), will vote for one member of the board designated by Tikcro, for one member designated by CBI and for one member designated by Professor Hochberg. Under this agreement, each party is free to vote for other members of the Board. We also agreed with BioCancell that as long as the director nominated by us to BioCancell’s Board of Directors serves in such capacity, we will provide general consulting services to BioCancell for an agreed fee and designate one member to BioCancell's executive committee.  The executive committee currently consists of three members and its approval is required for any material transactions, the adoption of annual budgets and any matters relating to its investment policies and working plan.

BioCancell's Biotechnology

BioCancell's research and development activities build upon the research of Professor Abraham Hochberg of the Hebrew University of Jerusalem, who isolated the human H19 gene and determined that it is expressed in over 40 different forms of cancer, including superficial bladder carcinoma and pancreatic and ovarian cancer, while laying dormant and non-expressed in non-cancerous cells. Research discovered that the H19 gene is significantly expressed in cancerous cells of between 70% and 84% of adult cancer patients, varying between cancer types. Research has also demonstrated that the H19 gene plays a significant role in the tumor development process by enabling tumor cells to survive under stress conditions, such as low serum and low oxygen levels, that are typical conditions of the environment in which cancerous cells develop. This survival supports the growth of the tumor and the development of metastases.

Biocancell is currently focused on developing its lead prospective drug, BC-819. The detection of expression of the H19 gene is the biotechnological foundation of its potential therapy. BC-819 is a double stranded DNA plasmid construct that incorporates the gene for diphtheria toxin, or DTA under the regulation of the H19 promoter sequence. The DTA gene is transcribed into a cell-killing DTA peptide only in cells that produce H19 ribonucleic acid, or RNA. The H19 regulatory gene, which is crucial to the growth of tumor cells, is utilized instead as the activator of the intra-cellular synthesis of DTA. The synthesis of this toxin peptide inhibits cellular protein synthesis, thereby causing the cancer cells to commit suicide. Once the BC-819 DNA enters an H19-positive cancer cell, the cell can offer no resistance and is marked for death. The net result of this mechanism is highly selective tumor cell destruction. The strong safety profile of the plasmid is due, in part, to the fact that it produces the “A” portion only of diphtheria toxin inside cancerous cells. This toxin lacks the ability to penetrate other cells provided by the “B” portion, and consequently only acts to destroy the cell in which it is produced. Therefore, this new therapeutic modality is specific for the H19-positive cancer cell and thus far has not been detected with known toxic effects on normal cells — a safety feature that is unique when compared to currently available cancer treatments.

BC-819 has also demonstrated potential with respect to combination therapy. Even in cells that produce small amounts of H19 regulatory RNA, it appears that BC-819 acts to reverse the resistance of the cancer cells to chemotherapeutic agents. Moreover, the plasmid being used to deliver the cytotoxic DTA gene does not incorporate into the genome of the host. This has significant advantages over gene therapy platforms for cancer that depend on a “genetic correction” strategy.

BioCancell is developing two BC-819-based therapy strategies. The first therapy is for bladder cancer wherein DTA-H19 is mixed with a transfection agent (to facilitate entry of BC-819 molecules into the cancer cells) for bladder instillation. The second BC-819 approach is for advanced stage cancers such as pancreatic and ovarian carcinomas in which plasmid DNA is injected directly into the tumor or instilled into the peritoneal cavity. Different routes of administration are employed depending upon the type of tumor (intravesical administration for bladder cancer, intratumoral injection for pancreatic and hepatocellular carcinoma and intraperitoneal administration for ovarian cancer with ascites). In addition, BioCancell develops formulations for systemic administration for use in combination with intratumoral or hepatic artery infusions and other oncotherapeutic agents.

Diseases that are Potentially Treatable with BC-819

Superficial Bladder Carcinoma.   BioCancell believe that BC-819 may be effective in treating superficial bladder carcinoma. Superficial bladder carcinoma is a specific form of bladder cancer resulting from the development and progression of cancerous tumors within the urothelium layer. The H19 gene is expressed at high levels in areas afflicted by superficial bladder carcinoma.

Pancreatic Cancer.   Cancerous cells may develop in either the exocrine cells or the endocrine cells of the pancreas and the H19 gene is expressed at high levels in these cancerous regions.

Ovarian Cancer.   Ovarian cancer is a disease in which normal ovarian cells begin to grow in an uncontrolled, abnormal manner and produce tumors in one or both ovaries. The H19 gene is expressed at high levels in areas afflicted by ovarian cancer.

BioCancell's Clinical Trials

BioCancell is currently conducting three clinical trials in a number of medical centers in Israel and the United States, pursuant to protocols approved by the U.S. FDA, using its lead drug-candidate, BC-819:

•
Phase IIb trials designed to treat patients suffering from bladder carcinoma, in enrollment phase of 33 patients.  Recently, based on results from the first 18 patients treated with BC-819 in the course of the Phase IIb trial designed to treat patients suffering from bladder carcinoma, the U.S. FDA approved the continuation of the trial and the enrollment of an additional 15 patients.

•	Phase I/IIa trial designed to treat ovarian cancer, in enrolment phase of 12 patients; and

•	Phase I/IIa trial designed to treat pancreatic cancer, in enrolment phase of 9 patients.

BioCancell's Intellectual Property Rights

Pursuant to an agreement BioCancell has with Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum, Yissum granted to BioCancell an exclusive, worldwide license for the use, development and commercialization of the H19 gene in consideration of which BioCancell has agreed to pay certain royalties to Yissum. Yissum was one of BioCancell’s co-founders. In 2007, Yissum sold all its shares in BioCancell.

BioCancell’s patent portfolio includes patent applications in nine families in various stages of examination, 16 of which have been granted in the United States and other territories. All of BioCancell’s patents and patent applications were licensed to BioCancell from Yissum and are subject to the Yissum license.

In addition, BioCancell's clinical stage drug, BC-819, targeting ovarian cancer, was approved for protection under the U.S. FDA "orphan drug" plan. In the United States, an "orphan drug" is defined as a drug that treats a disease affecting less than 200,000 people each year. The main benefit for orphan drugs in the United States is the right to market the drug exclusively for seven years from the date it is approved, irrespective of patent protection.

C. Organizational Structure

We currently hold approximately 4.2% of the ownership and voting interests in BioCancell Therapeutics, Inc., a Delaware corporation headquartered in Jerusalem, Israel. If we convert our convertible notes in full, we will hold an aggregate of approximately 18.0% of BioCancell’s outstanding capital stock. Additionally, if we exercise the warrants to purchase shares we hold in full, we will hold an aggregate of approximately 30.4% of BioCancell’s outstanding capital stock. Such percentages take into account the issuance of shares by BioCancell upon this conversion and exercise but do not consider the conversion or exercise of any other securities.  Upon this conversion and exercise, we would hold an aggregate of approximately 20.8% of BioCancell’s outstanding capital stock on a fully diluted basis.

D. Property, Plants and Equipment

We do not have any material fixed assets.

ITEM 4A.	Unresolved Staff Comments

Not applicable.

ITEM 5.	Operating and Financial Review and Prospects

A.  Operating Results

Our operating and financial review and prospects should be read in conjunction with our audited financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Annual Report.

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

In July 2008, we acquired a minority stake in BioCancell.  In exchange for $2.5 million in funding, BioCancell issued to us 837,521 shares of common stock, a convertible note in the principal amount of $2.0 million convertible into up to 3,464,385 shares of common stock, and a warrant to purchase up to 4,301,906 shares of common stock.  Please see Item 4.B “Business Overview - General” for more information.

In 2007 we generated only financial income, which exceeded our expenses, resulting in net income of $ $147,000. In 2008, our expenses exceeded our financial income resulting in a net loss of $6,000. In 2009, our financial income, generated mainly from an increase in the value of our investment in BioCancell, exceeded our expenses and resulted in a net income of $2.9 million.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles.

For additional information regarding our significant accounting policies please refer to Note 2 of our financial statements as of December 31, 2009 included in this report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical.  These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances

In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. generally accepted accounting principles and does not require management’s judgment in its application.  There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result.

We are also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions. Certain of these risks, uncertainties and assumptions are discussed in Item 3.D “Risk Factors.” To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments. We base our judgments on past experience and various other assumptions that are believed to be reasonable under the circumstances.

On an on-going basis, to fully understand and evaluate our reported financial results, we believe it is important to understand the significant estimates and judgments applied as they relate to our policies for income taxes and for valuation of our holdings in BioCancell, which is measured at fair value at each reporting date, with gains and losses being recorded as finance income (expense).  More detailed descriptions of these policies are provided in Note 2 to our audited financial statements, which are included elsewhere in this Annual Report.

Income Taxes

On January 1, 2007, we adopted the amended ASC 740 “Income Taxes” (formerly FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes").  The guidance contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740.   The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.   We accrue interest and penalties related to unrecognized tax benefits in the provision for income tax.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different.  We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate.  To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.  The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest.

Long-term investment

We elected to apply the fair value option for our holdings in BioCancell’s common stock, convertible note and warrant in accordance with ASC No. 825, “Financial Instruments” (formerly FAS 159, “The Fair Value Option”). The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of the use of fair value measurement being consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. ASC No. 825 provides companies with an option to report selected financial assets and financial liabilities at fair value, which can be elected on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date.

Our holding in BioCancell's shares of common stock is based on quoted prices in an active market. Our holdings in BioCancell's convertible note and warrants were measured using a binominal model for evaluating derivatives, combined with other market- based analysis. The following are the main factors used in the valuations: average returns of notes of similar traded firms, historical volatility of the issuer's stock price (calculated upon actual historical stock price movements), applicable currency exchange rates, and risk free interest rates (based on the yield from U.S. treasury bonds with an equivalent term). In addition, we have taken into account the probability of the full ratchet mechanism in the convertible note and in the warrants being triggered.

Results of Operations

The table below sets forth, for the periods indicated, financial data (in thousands of dollars) which we believe to be significant in analyzing our results of operations.

	Years Ended December 31,
	2007	2008	2009
Statement of Operations Data:
General and administrative expenses	$334	$658	$387
Operating loss	(334)	(658)	(387)
Financial income, net	481	652	3,282
Net income (loss)	$147	$(6)	$2,895

Revenues. We did not have any revenues in 2007, 2008 or 2009.

General and administrative expenses. In 2007, we incurred only general and administrative expenses, which consisted primarily of management fees paid to Orckit Communications Ltd. (“Orckit”) and professional fees.  In 2008, we incurred higher general and administrative expenses than in 2007, mainly due to higher equity-based compensation expenses related to officers and directors and due to a tax payment. In 2007, we had no paid employees. In 2009, we had lower general and administrative expenses than in 2008, mainly due to lower equity-based compensation expenses related to officers and directors and due to the one-time tax payment in 2008, which resulted in the expenses in 2008 being higher.

Financial income, net. Financial income consists primarily of interest on marketable securities and bank deposits. In 2008 and 2009, our financial income also included income from the mark-to-market adjustment of our investment in BioCancell in the amount of $393,000 and $3.2 million, respectively.

Net income.  In 2007, we had net income of $147,000, primarily as a result of financial income in the amount of $481,000, which was partly offset by our general and administrative expenses in the amount of $334,000.

In 2008, we had net loss of $6,000, as a result of general and administrative expenses in the amount of $658,000, offset by financial income in the amount of $652,000.

In 2009, we had net income of $2.9 million, primarily as a result of financial income in the amount of $3.3 million, which was partly offset by our general and administrative expenses in the amount of $387,000.

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

We may have from time to time expenses denominated in new Israeli shekels. Such expenses would decrease as a result of a devaluation of the new Israeli shekel in relation to the U.S. dollar. The value of the U.S. dollar declined against the NIS in 2007, 2008 and 2009, which caused our NIS denominated expenses to increase. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the new Israeli shekel against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	Israeli Devaluation Rate	Israel Inflation Adjusted for Devaluation

2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6

B. Liquidity and Capital Resources

We had working capital of $10.2 million as of December 31, 2007, $7.5 million as of December 31, 2008 and $7.2 million as of December 31, 2009.  We believe that we have sufficient working capital for at least the next 12 months.

In 2007, we had a net income of $147,000 and we used $46,000 of cash in our operations. In 2008, we had net loss of $6,000 and we used $173,000 of cash from operations. In 2009, we had net income of $2.9 million and we used $351,000 of cash from operations.

We used net cash of $2.2 million from investment activities in 2007. We generated net cash of $3.1 million from investment activities in 2008. We generated net cash of $1.5 million from investment activities in 2009.

In 2008 and 2009, we did not have any cash flow from financing activities. In 2007 we generated net cash of $11,000 from financing activities.

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

We did not receive any grants from the Office of the Chief Scientist in 2007 through 2009.

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

D. Trend Information

None.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2009, we had no contractual obligations of the type required to be disclosed in this section.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of June 15, 2009:

Name	Age	Position
Izhak Tamir	57	Chairman of the Board
Eric Paneth	60	Director and Chief Executive Officer
Liat Hadad	38	External Director
Yiftach Atir	61	External Director

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

Liat Hadad has served as one of our external directors since September 2009. Ms. Hadad has served as director of business development at Israeli Biomedical Innovations since March 2010. From May 2009 to March 2010, she served as director of business development at McCann Erickson Digital Israel. From 2001 to 2008, Ms. Hadad served as an associate in the Life Sciences Division of Giza Venture Capital. From 1999 to 2001, she was a Business Development and Marketing Manager at Girafa.com Ltd. From 1996 to 1998, she was a System Integrations Project Manager at IBM Israel. Ms. Hadad is also a program coordinator at Tzeva, the coordinator of the ORT project as part of a community involvement program. Ms. Hadad has a B.A. in sociology, anthropology and political science from Tel Aviv University, a B.A. in life sciences from the Open University and an Executive M.B.A. in entrepreneurial studies, marketing and finance from Tel Aviv University.

Yiftach Atir has served as one of our external directors since September 2006. Mr. Atir has been a private consultant since January 2003.  He also served as a director of Radware Ltd. and Aran Research and Development (1982) Ltd.  From August 2000 to January 2003, Mr. Atir served as the managing director of Koor Corporation Venture Capital.  Prior thereto, he served as a managing director in Evergreen Venture Capital Funds, a management company for a group of technology focused venture capital funds, where he had been employed since November 1994.  Prior to joining Evergreen, Mr. Atir served as a Brigadier General in the Intelligence Corps of the Israel Defense Forces.  Mr. Atir has a B.A. in political science from Haifa University and an M.B.A. from Tel Aviv University and an M.A in Hebrew literature from Ben Gurion University.

There are no family relationships between any director or senior manager. There are no arrangements or understandings between any director or senior manager and any other person pursuant to which the director or senior manager was selected.

B. Compensation

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (five persons) who served in the capacity of director or executive officer in the year ended December 31, 2009, was approximately $37,000.. The foregoing amounts consist of the fees paid to our directors, as we currently have no executive officers who receive compensation from us. In September 2009, we increased the cash compensation paid to our statutory external directors from NIS 22,500 per year and NIS 1,060 per meeting, to NIS 36,250 (approximately $9,600) per year and NIS 1,855 (approximately $490) per meeting. Our other directors are paid only a participation fee in the amount of $1,000 for attendance at each meeting of the board of directors or committee thereof.  Mr. Paneth does not receive any additional compensation for serving as our Chief Executive Officer, and Mr. Tamir does not receive any additional compensation for serving as our Chairman of the Board.

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

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date any affiliation with:

●	the company;

●	any entity controlling the company; or

●	any entity controlled by the company or by its controlling entity.

The term affiliation includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder.

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

Election Of External Directors

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

●	at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

●	the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for an additional three years. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional periods is beneficial to the company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one external director, except for the audit committee which is required to include all the external directors. Liat Hadad commenced her first term as an external director on September 1, 2009, and Yiftach Atir commenced his second term as an external director on September 28, 2009.

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

●	the chairman of the board of directors; and

●	a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

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

Approval of Specified Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.  The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

Disclosure of Personal Interest of an Office Holder

The Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company.  The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed.  If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

●	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:

●	other than in the ordinary course of business;

●	otherwise than on market terms; or

●	that is likely to have a material impact of the company’s profitability, assets or liabilities.

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

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company.  A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including, for this purpose, a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company in that order.  The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

●	at least one-third of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

●	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

Shareholders generally have the right to examine any document in the company’s possession pertaining to any matter that requires shareholder approval.

D. Employees

We had one employee as of December 31, 2007 and two employees as of December 31, 2008 and 2009.

E. Share Ownership

As of May 31, 2010, Mr. Eric Paneth beneficially owned 1,156,602 ordinary shares, or approximately 13.4% of our outstanding ordinary shares and Mr. Izhak Tamir beneficially owned 1,061,701 ordinary shares, or approximately 12.3% of our outstanding ordinary shares. None of our other directors beneficially owns 1% or more of our outstanding ordinary shares.

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

As of May 31, 2010, we had outstanding (i) options to purchase a total of 133,334 ordinary shares, all of which were held by our directors, and (ii) 210,768 restricted shares that are subject to contractual restrictions on transfer and are subject to repurchase by us for no consideration under certain circumstances.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 31, 2010 (unless otherwise specified), by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)
Steven N. Bronson(2)	1,198,755	13.9%
Eric Paneth	1,156,602	13.4%
Izhak Tamir	1,061,701	12.3%
Aviv Boim(3)	635,287	7.3%
_______________
(1)	Based on 8,648,861 ordinary shares outstanding on May 31, 2010.
(2)	Based on a Schedule 13D/A filed February 19, 2010.
(3)	Includes 210,769 restricted shares issued under the 2003 Plan.

Based on a Schedule 13G filed on January 6, 2006, Eugene Oshinsky and Rosa Oshinsky beneficially owned 462,667 of our ordinary shares, which, as of May 31, 2009, constituted 5.4% of our outstanding shares. These shares were held directly by RAM Capital Management Trust #01, a Massachusetts trust, of which Eugene Oshinsky and Rosa Oshinsky are trustees. According to a letter by RAM Capital Management Trust #1 dated December 19, 2009, RAM Capital Management Trust #1 no longer hold any of our shares.

As of May 31, 2010, there were 66 holders of record of our ordinary shares in the United States who collectively held approximately 68% of our outstanding ordinary shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

A. Consolidated Statements and other Financial Information

See financial statements under Item 18.

Legal Proceedings

In June 2009, our shareholders Steven and Kimberly Bronson filed a complaint in the District Court of Tel Aviv-Jaffa against us and our present or former directors and/or officers, Izhak Tamir, Eric Paneth and Aviv Boim, requesting, among other things, an order that we call a meeting of shareholders to vote on (i) a proposal to amend our articles of association to grant to our shareholders the power, normally conferred upon the board of directors, to determine plans of action for the company and (ii) if such proposal is approved by our shareholders, a proposal to approve a distribution of substantially all of our cash and all of our securities in BioCancell.  We believe that the complaint is without merit and are defending against it vigorously.

Significant Changes

No significant change has occurred since December 31, 2009, except as otherwise disclosed in this Annual Report.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares are currently quoted on the OTC Bulletin Board under the symbol TIKRF.  The OTC Bulletin Board typically has lower liquidity than the Nasdaq Global Market.

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Nasdaq Global Market, the OTC Bulletin Board or the Pink Sheets.  The price per share of our ordinary shares has been retroactively adjusted to reflect the one-for-three reverse split of our ordinary shares that became effective on September 19, 2006.

Calendar Year	Price Per Share
	High	Low

2005	1.68	0.93
2006	1.37	0.88
2007	1.38	1.01
2008	1.14	0.40
2009	0.95	0.45

Calendar Quarter	Price Per Share
	High	Low

2008
First Quarter	1.14	1.01
Second Quarter	1.07	0.91
Third Quarter	1.05	0.53
Fourth Quarter	0.70	0.40
2009
First Quarter	0.70	0.45
Second Quarter	0.95	0.56
Third Quarter	0.92	0.73
Fourth Quarter	0.92	0.63
2010
First Quarter	0.96	0.67
Second Quarter (through June 24)	0.90	0.70

Calendar Month	Price Per Share
	High	Low

December 2009	0.92	0.66
January 2010	0.96	0.67
February 2010	0.90	0.78
March 2010	0.90	0.80
April 2010	0.90	0.80
May 2010	0.85	0.80
June 2010 (through June 24)	0.87	0.70

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the OTC Bulletin Board under the symbol TIKRF.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into an insurance contract which would provide coverage for any monetary liability incurred by any of our office holders, with respect to an act performed in the capacity of an office holder for:

●	a breach of his duty of care to us or to another person;

●	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

●	a financial liability imposed upon him in favor of another person.

Indemnification of Office Holders

The Companies Law and our articles of association provide that a company may indemnify an office holder against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

●
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

●
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

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court in connection with:

●	proceedings we institute against him or that are instituted on our behalf or by another person;

●	a criminal charge from which he is acquitted; or

●	a criminal proceeding in which he is convicted of an offense that does not require proof of criminal intent.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

●
a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

●	any act or omission done with the intent to derive an illegal personal benefit; or

●	any fine levied against the office holder.

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

In September 2005, we entered into a bonus rights agreement with a trustee on behalf of our shareholders, which is summarized above under Item 10.B “—Mergers and Acquisitions under Israeli Law; Anti-Takeover Provisions” and is incorporated by reference as an exhibit to this Annual Report.

For information regarding our agreements with BioCancell, see Item 4.B “Business Overview - General.”

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

United States Federal Income Tax Consequences

The following summary describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from the purchase, ownership or disposition of our ordinary shares.  This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (possibly with retroactive effect) or different interpretations. For purposes of this summary, a U.S. Holder will be deemed to refer only to any of the following holders of our ordinary shares:

•	an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of the source of its income; and

•
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

Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of our ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars).  This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition.  Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2010. Short-term capital gains generally are taxed at the same rates applicable to ordinary income.  If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss is treated as a short-term capital gain or loss.  See “Israeli Tax Considerations -- Capital Gains Tax on Sales of Our Ordinary Shares” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares.  Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains.  In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.  However, under the tax treaty between the United States and Israel, gain derived from the taxable disposition of ordinary shares by a U.S. Holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

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

Treatment of Distributions

For U.S. federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations -- Tax on Dividends to Non-Israeli Resident Shareholders.”  Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the Nasdaq Global Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “--Passive Foreign Investment Company Status.”

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

Based on the composition of our gross income, the composition and value of our gross assets and the amount of our liabilities during each year since 2003, we believe that we are likely to be treated as having been a PFIC in each such year including 2009.  There also can be no assurance that we will not be deemed a PFIC in 2010 or any other future tax year.

U.S. Holders are urged to consult their own tax advisors for guidance as to the consequences of our status as a PFIC in any tax year. In particular, U.S. Holders should note that under legislation recently enacted by the U.S., they will be required to file an information return containing certain information required by the U.S. Internal Revenue Service for each year in which we are treated as a PFIC.  The U.S. Internal Revenue Service has announced that it is developing guidance for filing these annual information returns, but until further guidance is issued, a U.S. Holder that was required to file Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or a Qualified Electing Fund) before March 18, 2010 (because such U.S. Holder had recognized gain upon the disposition of our ordinary shares or had made a QEF Election, as described below) must continue to file Form 8621.  A U.S. Holder that was not otherwise required to file Form 8621 annually before March 18, 2010 will not be required to file the new annual information return for tax years beginning before March 18, 2010.

For each year during a U.S. Holder’s holding period of ordinary shares in which we are treated as a PFIC for U.S. federal income tax purposes and such U.S. Holder does not make a QEF Election or a “mark-to-market “ election (both as described below):

•
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

•
The entire amount of any gain realized by such U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

•
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

A U.S. Holder who beneficially owns shares of a PFIC must file U.S. Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which he, she or it recognizes gain upon a disposition of our ordinary shares, receives certain distributions from us or makes the QEF Election or mark-to-market election described below.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 26% for the 2009 tax year and 25% for the 2010 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, which came into effect on January 1, 2009, the corporate tax rate is scheduled to decrease to 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

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

The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares. However, the different tax rates may not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

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

Tax on Dividends to Non-Israeli Resident Shareholders

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends.  On distributions of dividends other than bonus shares, or stock dividends, income tax is generally applicable at the rate of 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution.  A different rate may be provided in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and in certain circumstances if such shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend as well as the previous tax year, and not more than 25% of our gross income consists of interest or dividends, the maximum Israeli tax on dividends paid to such corporation is 12.5%.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.  At December 31, 2009, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk Management

As of December 31, 2009, we had $7.4 million of cash and short-term investments, primarily all of which was linked to the U.S. dollar.

ITEM 12.	Description of Securities other than Equity Securities

None.

PART II

ITEM 13.	Defaults, Dividend Averages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

See Item 15T below.

ITEM 15T.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of December 31, 2009. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our principal executive and financial officer. Based on this evaluation, our principal executive and financial officer has concluded that our disclosure controls and procedures are effective to alert him on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

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

Our management conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2009 and concluded that our internal control over financial reporting was effective as of December 31, 2009. This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

Changes in Financial Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2009 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

For 2008 and 2009, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2008	2009
Audit Fees	$39,000	$43,000
Audit-Related Fees	0	0
Tax Fees	5,000	5,000
All Other Fees	0	0
Total	$44,000	$48,000

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

None.

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
Eric Paneth
Chief Executive Officer

Date:  June 29, 2010

Exhibit Index

Exhibit No.	Exhibit
1.1	Memorandum of Association, as amended (a)
1.2	Amended and Restated Articles of Association (a)
1.3	Bonus Rights Agreement, dated as of September 12, 2005, between Tikcro Technologies Ltd. and American Stock Transfer & Trust Company, as Rights Agent (b)
4.1	Share Incentive Plan, as amended (c)
4.2	Tikcro 2003 Stock Option Plan, as amended (d)
4.3	Summary of Agreements dated June 22, 2008 between BioCancell Therapeutics, Inc. and Tikcro Technologies Ltd. (e)
8.1	List of Subsidiaries (e)
12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act (f)
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act (f)
14.1	Consent of Independent Registered Public Accounting Firm (f)

________________________

(a)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 0-30820).

(b)	Incorporated by reference to Tikcro’s Report on Form 6-K filed with the Securities and Exchange Commission on September 14, 2005.

(c)	Incorporated by reference to Tikcro’s Registration Statement on Form S-8 (File No. 333-12904).

(d)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2007 (File No. 0-30820).

(e)	Incorporated by reference to Tikcro’s Shell Company Report on Form 20-F filed on August 5, 2008 (File No. 0-30820).

(f)	Filed herewith.

TIKCRO TECHNOLOGIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TIKCRO TECHNOLOGIES LTD.

    We have audited the accompanying balance sheets of Tikcro Technologies Ltd. ("the Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
June 29, 2010	A Member of Ernst & Young Global

TIKCRO TECHNOLOGIES LTD.
BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,760	$4,909
Marketable securities (Note 3, 4)	4,043	-
Deposits (Note 11a)	-	2,523
Other current assets	20	49

Total current assets	7,823	7,481

LONG-TERM INVESTMENT (Note 4, 5)	2,910	6,164

Total assets	$10,733	$13,645

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Other current liabilities (Note 11b)	$309	$280

Total current liabilities	309	280

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY (Note 7):
Share capital -
Ordinary shares of NIS 0 par value – Authorized: 16,666,667 shares at December 31, 2008 and 2009; Issued: 9,961,808 and 10,003,887 shares at December 31, 2008 and 2009 respectively; Outstanding: 8,514,757 and 8,556,836 shares at December 31, 2008 and 2009, respectively	-	-
Additional paid-in capital	146,313	146,397
Less - treasury shares, at cost, 1,447,051 Ordinary shares at December 31, 2008 and 2009	(1,065)	(1,065)
Accumulated other comprehensive income	38	-
Accumulated deficit	(134,862)	(131,967)

Total shareholders' equity	10,424	13,365

Total liabilities and shareholders' equity	$10,733	$13,645

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share and per share data

	Year ended December 31,
	2007	2008		2009

Operating costs and expenses:

General and administrative expenses	$334		$658	$387

Operating loss	(334)		(658)	(387)
Financial income, net (Note 11c)	481		652	3,282

Net income (loss)	$147		$(6)	$2,895

Net earnings (loss) per share (Note 10):

Basic net earnings (loss) per share	$0.02	$	*)0.00	$0.35

Weighted average number of shares used in computing basic earnings (loss) per share	7,932,909		8,166,999	8,347,179

Diluted net earnings (loss) per share	$0.02	$	*)0.00	$0.34

Weighted average number of shares used in computing basic earnings (loss) per share	8,064,699		8,166,999	8,392,283

*)	Represents an amount lower than $ 0.01.

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Outstanding		Additional	Accumulated other			Total	Total
	Ordinary shares		paid-in	comprehensive	Treasury	Accumulated	comprehensive	shareholders'
	Number	Amount	capital	income (loss)	shares	deficit	income (loss)	equity

Balance at January 1, 2007	7,908,800	$-	$146,045	$(10)	$(1,065)	$(135,003)		$9,967

Exercise of options	146,666	-	11	-	-	-		11
Stock based compensation	-	-	12	-	-	-		12
Comprehensive income:
Unrealized income on available-for-sale marketable securities	-	-	-	50	-	-	$50	50
Net income	-	-	-	-	-	147	147	147

Total comprehensive income							$197

Balance at December 31, 2007	8,055,466	-	146,068	40	(1,065)	(134,856)		10,187

Issuance of shares (Note 7)	459,291	-	-	-	-	-		-
Stock based compensation	-	-	245	-	-	-		245
Comprehensive income:
Reclassification adjustments to income on marketable securities	-	-	-	(40)	-	-	$(40)	(40)
Unrealized loss on available-for-sale marketable securities	-	-	-	38	-	-	38	38
Net loss	-	-	-	-	-	(6)	(6)	(6)

Total comprehensive income							$(8)

Balance at December 31, 2008	8,514,757	-	146,313	38	(1,065)	(134,862)		10,424

Issuance of shares (Note 7)	41,216	-	-	-	-	-		-
Issuance of shares	863	-
Stock based compensation	-	-	84	-	-	-		84
Comprehensive loss:
Reclassification adjustments to income on marketable securities	-	-	-	(38)	-	-	$(38)	(38)
Net income	-	-	-	-	-	2,895	2,895	2,895

Total comprehensive loss							$2,857

Balance at December 31, 2009	8,556,836	$-	$146,397	$-	$(1,065)	$(131,967)		$13,365

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.
STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:

Net income (loss)	$147	$(6)	$2,895
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Decrease (increase) in other current assets	(9)	12	(29)
Decrease in related party - current account	(14)	(14)	-
Increase (decrease) in other current liabilities	2	136	(55)
Accrued interest on marketable securities and deposits	45	10	(8)
Accretion of discount on marketable securities,net	(229)	(163)	(6)
Increase in fair value of long-term investment	-	(393)	(3,198)
Value of shares received in connection with BioCancell investment related to consulting services	-	-	(34)
Stock based compensation	12	245	84

Net cash used in operating activities	(46)	(173)	(351)

Cash flows from investing activities:

Purchase of available-for-sale marketable securities	(13,654)	(3,989)	-
Purchase of bank deposits	-	-	(2,500)
Proceeds from realization of available-for-sale marketable securities	11,500	9,545	4,000
Long-term investment in BioCancell	-	(2,500)	-

Net cash provided by (used in) investing activities	(2,154)	3,056	1,500

Cash flows from financing activities:
Proceeds from exercise of options	11	-	-

Net cash provided by financing activities	11	-	-

Increase (decrease) in cash and cash equivalents	(2,189)	2,883	1,149
Cash and cash equivalents at the beginning of the year	3,066	877	3,760

Cash and cash equivalents at the end of the year	$877	$3,760	$4,909

Supplemental disclosure of cash flows activities:

Cash received during the year for:

Interest	$196	$47	$68

Non-cash activities:
Value of shares received in connection with BioCancell investment (Note 5)	$-	$17	$56

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Tikcro Technologies Ltd. ("the Company" or "Tikcro") was incorporated in 1999, under the laws of Israel.

Following the closing of the asset purchase agreement in 2003, the Company ceased all its operations. The Company has no significant business activities other than its holdings in BioCancell Therapeutics, Inc. ("BioCancell"), see below.

In July 2008, the Company signed an agreement to provide BioCancell with $ 2,500 in funding. See also Note 5.

On January 1, 2008, the board of directors appointed a new Chief Executive Officer (CEO), who was replaced in November 2008 by the present CEO.

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES

    a.        Basis of presentation:

The financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

b.        Use of estimates:

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining the investment in BioCancesll for which the Company chose to apply the fair value option and tax assets and tax liabilities. Actual results could differ from those estimates.

c.        Financial statements in U.S. dollars:

A substantial portion of the Company's cash flow transactions is incurred in dollars. Investing activities and equity transactions are made in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Accounting Standards Codification ("ASC") No. 830. All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

d.       Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

                            e.         Short term deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits are stated at cost which approximates market values.

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                            f.          Marketable securities:

Management determines the classification of investments in marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. As of December 31, 2008, all marketable securities covered by ASC No. 320, "Investments - Debt and Equity Securities", were classified as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the statement of operations. As of December 31, 2009, there were no marketable securities.

ASC No. 320 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. The Company considers various factors to determine whether to recognize an impairment charge, including the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers.  If, after consideration of all available evidence to evaluate the realizable value of its marketable securities, impairment is determined to be other-than-temporary, then an impairment loss should be recognized in an amount equal to the difference between the marketable securities' carrying amount and its fair value. For the year ended December 31, 2008, the Company did not record any other-than-temporary impairment loss.

Effective January 1, 2009, the Company adopted an amendment to ASC 320 which changed the impairment and presentation model for its debt securities. The amendment had no effect on the Company.

                            g.         Long-term investment:

The Company adopted ASC No. 825, "Financial Instruments" as of the date of the investment in BioCancell and elected to apply the fair value option to its long-term investment. The primary reasons for electing the fair value option were simplification and cost-benefit considerations, as well as expansion of the use of fair value measurement being consistent with the FASB's long-term measurement objectives for accounting for financial instruments. The losses and gains due to changes in fair value for items measured at fair value pursuant to election of the fair value option were included in financial income, net. See also Note 5.

                            h.         Income taxes:

The Company account for income taxes in accordance with ASC No. 740, "Income Taxes". This ASC prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On January 1, 2007, the Company adopted an update to ASC 740 "Income Taxes" (formerly FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"). The guidance contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

The adoption did not have a material effect on the Company's financial results.

i.         Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, "Compensation-Stock Compensation". ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's income statements. Upon exercise of stock options the Company issues new shares.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. No options were granted during 2007, 2008 and 2009. The Company values non-vested shares based on the market value of the underlying shares at the date of grant.

j.         Fair value of financial instruments:

The Company measures its cash equivalents, deposits and long-term investment at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data.

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 3 - Unobservable inputs which are supported by little or no market activity and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

                            k.         Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC No. 260, "Earnings per Share".

The total number of shares excluded from the calculation of the diluted net earnings (loss) per share, because they had anti-dilutive effect, for the years ended December 31, 2007, 2008 and 2009, were 66,667, 592,624 and 66,667, respectively.

                            l.          Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and available-for-sale marketable debt securities.

Cash, cash equivalents and deposits are invested in major banks in Israel and the U.S., mainly in U.S. dollars. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the institutions in which the Company invests and the financial institutions that hold the Company's investments are financially sound and, accordingly, low credit risk exists with respect to these investments.

The Company often invests in marketable securities which include investments in corporate investment grade debentures. As of December 31, 2009, all securities were sold.

In addition, with respect to the Company's investment in Biocancell, refer to Note 5.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

                            m.       Treasury shares:

The Company repurchases Ordinary shares on the open market which are held as treasury shares. The Company presents the cost of repurchased treasury shares as a reduction in shareholders' equity.

n.        Adoption of new accounting policies:

In June 2009, the Financial Accounting Standards Board ("FASB") issued a standard that established the FASB Accounting Standards Codification ("ASC") and amended the hierarchy of generally accepted accounting principles ("GAAP") such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative.

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates ("ASUs"). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2008
	Amortized cost	Gross Unrealized Gains	Estimated fair market value
Available-for-sale:
Corporate debentures	$4,005	$38	$4,043

                            As of December 31, 2009 there were no marketable securities.

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820 and ASC No. 825, the Company measures its long-term investment, which is comprised from investments in Ordinary shares, convertible loans and warrants (see also Note 5) at fair value. Investment in Ordinary shares and in marketable securities are classified within Level 1, since these assets are valued using quoted market price in an active market.

Convertible loan and warrants of Biocancell are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant, which are based on a valuation using an independent valuation firm. The valuation uses a binominal model for evaluating derivatives, combined with other market-based analysis. The main variables for the valuations are: average returns of notes of similar traded firms, historical variance of the investee's stock price, applicable currency exchange rates, and risk free interest rates. Key assumptions in determining the estimated fair value of the convertible loan and warrants as of December 31, 2009 include (a) the risk free interest rate of 1.47% and 1.99 % for the convertible loan and warrants, respectively (2008: 1.50% and 5.00%, respectively) and (b) a volatility of 136.4% (2008:52%) (c) probability of the full ratchet mechanism .  The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. Expected volatility was calculated based upon actual historical stock price movements.

The Company's financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008:

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

	As of December 31, 2008
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities – corporate debentures	$4,043	$-	$-	$4,043
Long-term investment - investment in Ordinary shares	97	-		97
Long-term investment - investment in convertible loan and warrants (*)	-	-	2,813	2,813

Total financials assets	$4,140	$-	$2,813	$6,953

	As of December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Long-term investment - investment in Ordinary shares	$624	$-	$-	$624
Long-term investment - investment in convertible loan and warrants (*)	-	-	5,540	5,540

Total financials assets	$624	$-	$5,540	$6,164

                            (*)      Including accrued interest on the loan

During the years 2008 and 2009, there have been no transfers in and/or out of Level 3. All changes in the Level 3 were a result of change in fair value.

NOTE 5:-	LONG - TERM INVESTMENT

In July 2008, the Company signed an agreement with BioCancell Therapeutics, Inc. ("BioCancell"), an Israel-based clinical-stage biopharmaceutical company, whose Common stock is listed on the Tel Aviv Stock Exchange. As part of the agreement, the Company provided funding to BioCancell, is entitled to appoint one member to BioCancell's board of directors and provides BioCancell with certain consulting services. It was also agreed between Tikcro and two major shareholders of BioCancell, who held together with Tikcro at December 31, 2009 approximately 42% of the shares of BioCancell (approximately 56% on a fully diluted basis), to vote for one member of the board for each of these 3 shareholders. Tikcro and these two major shareholders of BioCancell hold together approximately 33% of the shares of BioCancell as of June 20, 2010 (approximately 43% on a fully diluted basis). However, no restrictions were made on the vote for other members of the board.

The investment included a purchase of 837,521 shares of Common stock of BioCancell at a price per share in NIS equal to $ 0.597 ($ 500 in total), a convertible loan in the amount of $ 2,000 with a conversion price per share in NIS equal to $ 0.716 and receiving a warrant to purchase from BioCancell up to 4,301,906 shares of Common stock at a price per share in NIS equal to $ 0.716. As of December 31, 2009, Tikcro's voting stock interest in BioCancell, based on its outstanding Common stock of 965,399 shares, represented approximately 5.9% (26.4% and 20.8% on a fully diluted basis on December 31, 2009 and June 1, 2010 respectively).

In addition, Tikcro is entitled to a "full ratchet" anti-dilution protection in cases Biocancell issues additional securities, under terms stipulated in the agreement.

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	LONG TERM INVESTMENT (Cont.)

The Company has a representative on BioCancell's board of directors. In addition, as part of the investment agreement, the board of directors of BioCancell has designated an executive committee comprised of 4 members of the board of directors including one Tikcro representative (the "executive committee"). The approval of the executive committee will be required for the consummation of material transaction of BioCancell, adoption of BioCancell's budget, decisions relating to investment policy and a working plan.

As a result of applying ASC No. 825, the Company has recorded financial income in the amount of $ 393 and $ 3,198 for the years ended December 31, 2008 and 2009, respectively.

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

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

                            b.         Litigation:

In June 2009, one of the Company's shareholders holding 1,198,755 shares representing approximately 14% of the outstanding shares at that time filed a complaint in the District Court of Tel Aviv against the Company and certain of its present directors and a former officer requesting, among other things, an order that the Company call a meeting of shareholders to vote on (i) a proposal to amend the Company's articles of association to grant to its shareholders the power, normally conferred upon the board of directors, to determine plans of action for the Company and (ii) if such proposal is approved by the Company's shareholders, to approve a distribution of substantially all of Company's cash and all of its securities in BioCancell. The Company believes that the complaint is without merit and intends to defend against it vigorously.

NOTE 7:-	SHAREHOLDERS' EQUITY

                            a.         Ordinary shares:

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

                            b.         Stock option plans:

1.	Under the Company's stock option plan (as amended in December 2007) ("the plan"), shares and options to purchase shares may be granted to employees, officers, consultants and directors of the Company.

2.
No options were granted, exercised or forfeited during 2007, 2008 and 2009. Regarding shares issued, see b.4 below. As of December 31, 2009, an aggregate of 1,891,356 Ordinary shares of the Company were reserved for issuance under the plan.

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS' EQUITY (Cont.)

                                         3.        The options granted generally become fully exercisable after three to four years and expire no later than 10 years from the approval date of the option plan under terms of grant. Any option forfeited or cancelled before expiration become available for future grants.

The following is a summary of the Company's stock options transactions in 2009:

	Year ended December 31, 2009
	Amount	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value

Options outstanding at beginning of year	133,334	$0.92	6.14	$-
Granted	-	$-	-	$-
Exercised	-	$-	-	$-

Options outstanding at end of year	133,334	$0.92	5.14	$-

Vested and expected to vest at end of year	133,334	$0.92	5.14	$-

Options exercisable at end of year	133,334	$0.92	5.14	$-

The options outstanding as of December 31, 2009, have been separated into two exercise prices as follows:

	Options
	outstanding and exercisable	Weighted average	Weighted
	as of	remaining	average
Exercise	December 31,	contractual	exercise
Price	2009	life (years)	price

$0.87	66,667	3.65	$0.87
$0.97	66,667	6.62	$0.97

	133,334	5.14	$0.92

                                         4.       The following table summarizes information relating to restricted share, as well as changes to such awards during 2008 and 2009 (there were no grants of restricted shares prior to 2008):

	2008	2009

Outstanding at beginning of year	-	223,763
Granted	459,291	59,621
Vested	(235,528)	(101,576)

Outstanding as of December 31,	223,763	181,808

The weighted average fair values at grant date of restricted shares granted for the years ended December 31, 2008 and 2009 were $ 0.7 and $ 0.59, respectively.

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS' EQUITY (Cont.)

Restricted shares are subject to a repurchase right by the Company on certain occasions. Under the repurchase right, the Company may reacquire a pro-rata portion of the granted shares, for no consideration, if certain conditions occur including the employees' end of service with the Company. THIS DATA CAN BE DERIVED FROM THE ABOVE TABLE, HENCE NO NEED TO PUT IT HERE.

As of December 31, 2009, there was $149 of total unrecognized compensation cost related to share-based compensation arrangement granted under the plan. That cost is expected to be recognized over a weighted-average period of 3.25 years.

During 2008, the Company extended the vesting schedule of certain restricted shares. According to ASC No. 718, the change was treated as a cancellation of the original shares and a grant of a new award. Accordingly, in the financial statements ended December 31, 2008, the Company reversed the remaining compensation cost and the full fair value of the new award on the modification date in the amount of $ 134 is recognized over the remaining vesting period.

During 2009, the Company shortened the vesting schedule of certain restricted shares. According to ASC No. 718, the change was treated as modification. Accordingly, in the financial statements ended December 31, 2009, the Company recorded incremental compensation costs based on fair value of the award on the modification date in the amount of $ 60 is recognized over the remaining vesting period.

                           c.          Shareholder bonus rights plan:

On September 12, 2005, the Company's Board of Directors adopted a Shareholder Bonus Rights Plan (the "Rights Plan") pursuant to which share purchase bonus rights (the "Right") were distributed on September 26, 2005, at the rate of one Right for each of the Company's Ordinary shares held by shareholders of record as of the close of business on that date.

The Rights Plan is intended to help ensure that all of the Company's shareholders are able to realize the long-term value of their investment in the Company in the event of a potential takeover which does not reflect the full value of the Company and is otherwise not in the best interests of the Company and its shareholders. The Rights Plan is also intended to deter unfair or coercive takeover tactics.

Each right will entitle shareholders to buy one-half of one of the Company's Ordinary shares. The Rights generally will be exercisable and transferable apart from the Company's Ordinary shares only if a person or group becomes an "Acquiring Person" by acquiring beneficial ownership of 15% or more of the Company's Ordinary shares, subject to certain exceptions set forth in the Rights Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Subject to certain conditions described in the Rights Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled to purchase Ordinary shares at a discount from the market price.

The Rights will expire on December 31, 2015 and are generally redeemable by the Company's Board of Directors, at $ 0.03 per Right, at any time until the tenth business day following public disclosure that a person or group has become an "Acquiring Person".

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	TAXES ON INCOME

                            a.        Tax laws applicable to the Company:

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, until December 2008, the results for tax purposes were measured based on the changes in the Israeli CPI.

In February 2008, the Knesset (Israel’s parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

Capital gains/losses:

Pursuant to the provisions of the Law for Amendment of the Income Tax Ordinance (No. 132), 2003 ("the reform law"), tax at a reduced rate of 25% will apply on capital gains accrued after January 1, 2003, instead of the regular tax rate. In case of the sale of properties purchased before the adoption of the reform law, the reduced tax rate will apply only to the portion of the profit which accrued after the adoption of the law, as computed according to the law. Further, the reform law states that capital losses carried forward for tax purposes may be offset against capital gains indefinitely. The reform law also provides for the possibility to offset capital losses from sales of properties outside Israel against capital gains in Israel.

                            b.        Corporate tax structure:

On July 25, 2005, the Knesset approved the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%.

On July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 - 20%, 2016 and thereafter – 18%.

Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2008	2009
Deferred tax assets:
Net operating loss and capital loss carryforward	$37,223	$27,223
Valuation allowance	(37,120)	(26,563)

Deferred tax asset	103	660

Deferred tax liability - increase in fair value of long-term investment	(103)	(660)

Net deferred tax asset	$-	$-

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

                            c.         Net operating losses carryforward:

The Company has accumulated operating losses for tax purposes as of December 31, 2009, in the amount of approximately $ 28,329 (denominated in NIS), which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of approximately $ 119,797 (denominated in NIS), which may be carried forward and offset against capital gains.

                            d.         The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the offset of operating income with carryforward losses.

e.
Tax assessments for the tax years up to and including 2004 are considered as final subject to the powers vested with the director of the tax authority pursuant to sections 145,147 and 152 of the income tax ordinance.

f.
As of January 1, 2007, 2008 and 2009 and for the twelve-month periods ended December 31, 2008 and 2009, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

NOTE 9:-          RELATED PARTY TRANSACTIONS

The balances with and the results of operations from transactions with related parties were as follows:

	December 31,
	2008	2009
Balances:

Payables (*)	$-	$(14)

Receivables (**)	$13	$40

	Year ended December 31,
	2007	2008	2009
Transactions:

Administrative services (*)	$48	$48	$48

Consulting services (**)	$-	$20	$61

                            (*)          Orckit provides the Company with certain administrative services.

(**)
In connection with the investment, for the consulting services provided by the Company and as long as its representative serves on BioCancell's board of directors, Tikcro is entitled to the management fees in amount of $ 30 per annum and 63,939 shares of Common stock of BioCancell.

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-        BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share.

a.          Numerator:

	Year ended December 31,
	2007	2008	2009

Numerator for basic and diluted net earnings (loss) per share - income (loss) available to shareholders of Ordinary shares	$147	$(6)	$2,895

                            b.          Denominator:

Denominator for basic net earnings (loss) per share - weighted average shares	7,932,909	8,166,199	8,347,179
Effect of dilutive securities:
Employee stock options and shares	131,790	-	45,104

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares, assumed conversions and exercise of options and warrants	8,064,699	8,166,199	8,392,283

NOTE 11:-        SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

    a.          At December 31, 2009, the Company had bank deposits amounting to $ 2,500 denominated in dollars bearing interest at a rate of 1.55% per year.
                            b.         Other current liabilities:

	December 31,
	2008	2009

Tax authorities	$157	$99
Director fees	37	30
Accrued expenses, open vendor accounts and deferred income	115	151

	$309	$280

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

                            c.         Financial income, net

	Year ended December 31,
	2007	2008	2009

Financial expenses, mainly bank charges	$(5)	$(26)	$(9)

Financial income:
From marketable securities and short term deposits	486	285	93
From long term investment	-	393	3,198

	486	678	3,291

	$481	$652	$3,282