Form 20-F
period 2010-12-31
TIKCRO TECHNOLOGIES LTD
filed 2011-06-30
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

8,648,861 Ordinary Shares, no par value

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

- ii -

PART I		4
ITEM 1.	Identify of Directors, Senior Management and Advisors	4
ITEM 2.	Offer Statistics and Expected Timetable	4
ITEM 3.	Key Information	4
A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	5
C.	Reasons for the offer and use of proceeds	6
D.	Risk Factors	6
ITEM 4.	Information on the Company	15
A.	History and Development of the Company	15
B.	Business Overview	15
C.	Organizational Structure	18
D.	Property, Plants and Equipment	18
ITEM 4A.	Unresolved Staff Comments	18
ITEM 5.	Operating and Financial Review and Prospects	18
A.	Operating Results	18
B.	Liquidity and Capital Resources	22
C.	Research and Development, Patents and Licenses	23
D.	Trend Information	23
E.	Off-balance Sheet Arrangements	23
F.	Tabular Disclosure of Contractual Obligations	23
ITEM 6.	Directors, Senior Management and Employees	23
A.	Directors and Senior Management	23
B.	Compensation	25
C.	Broad Practices	25
D.	Employees	30
E.	Share Ownership	30

ITEM 7.	Major Shareholders and Related Party Transactions	31
A.	Major Shareholders	31
B.	Related Party Transactions	31
C.	Interests of Experts and Counsel	32
ITEM 8.	Financial Information	32
A.	Consolidated Statements and other Financial Information	32
B.	Significant Changes	32
ITEM 9.	The Offer and Listing	32
A.	Offer and Listing Details	32
B.	Plan of Distribution	34
C.	Markets	34
D.	Selling Shareholders	34
E.	Dilution	34
F.	Expenses of the Issue	34
ITEM 10.	Additional information	34
A.	Share Capital	34
B.	Memorandum and Articles of Association	34
C.	Material Contracts	39
D.	Exchange Controls	40
E.	Taxation	40
F.	Dividends and Paying Agents	49
G.	Statement by Experts	49
H.	Documents On Display	49
I.	Subsidiary Information	49
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	50
ITEM 12.	Description of Securities other than Equity Securities	50

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

A. Selected Financial Data

We have derived the following selected financial data, with respect to the five years from 2006 to 2010, from the audited financial statements of Tikcro, which have been prepared in accordance with generally accepted accounting principles in the United States.

The selected financial data set forth below as of December 31, 2009 and 2010 and for each of the years ended December 31, 2008, 2009 and 2010 are derived from our audited financial statements, which are included elsewhere in this Annual Report.

The selected financial data as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006 and 2007 are derived from our audited financial statements, which are not included in this Annual Report.

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

	Years Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except share and per share data)
Statement of Operations Data:
General and administrative expenses, net	$209	$334	$678	$448	$471
Consulting services	-	-	(20)	(61)	(82)
Operating loss	(209)	(334)	(658)	(387)	(389)
Financial income (expenses), net	419	481	652	3,282	(389)
Net income (loss)	$210	$147	$(6)	$2,895	$(778)
Basic net earnings (loss) per share	$0.03	$0.02	-* )	$0.35	$(0.09)
Diluted net earnings (loss) per share	$0.03	$0.02	-* )	$0.34	$(0.09)
Number of shares used in computing basic net earnings (loss) per share	7,908,800	7,932,909	8,166,999	8,347,179	8,475,833
Number of shares used in computing diluted net earnings (loss) per share	8,053,548	8,064,699	8,166,999	8,392,283	8,475,833

*)	Represents an amount lower than $0.01.

	December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents, short term investments and deposits	$10,126	$10,325	$7,803	$7,432	$7,270
Long-term investment	-	-	2,910	6,164	5,625
Working capital	9,967	10,187	7,514	7,201	7,108
Total assets	10,149	10,357	10,733	13,645	13,051
Shareholders equity	9,967	10,187	10,424	13,365	12,733

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

In July 2008, we acquired a minority stake in BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company. Other than our involvement in BioCancell, we do not currently conduct any significant operations. Accordingly, our results of operations are principally impacted by the value of our holdings in BioCancell.  If there are adverse changes in the market price or fair value of BioCancell, our results of operations and/or the value of our assets will be adversely affected, and we may need to write-down or write-off the carrying value of our holding. Due to market limitations on the liquidity of BioCancell's shares, and due to material non-public information to which we may be exposed because of our representation on the board of directors of BioCancell, we may face difficulties in our ability to dispose of our securities in BioCancell at a time and in a manner we deem suitable.

Conditions and changes in the national and global economic and political environments may adversely affect our business and financial results.

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. With major financial institutions de-levering their balance sheets, credit was constricted in recent years, and may likely remain so for an extended period. If economic growth further declines, this may have a negative impact on our financial condition and share price, which may impact our and BioCancell’s ability to obtain financing and other sources of funding in the future on terms favorable to us, if at all. If such increased levels of volatility and market turmoil continue, it may materially adversely affect our results of operations.

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

We invest the majority of our cash on hand in financial instruments. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment.  This would harm our financial condition.  For information on the types of our investments as of December 31, 2010, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk--Interest Rate Risk Management.”

We are subject to costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As a foreign private issuer in Israel subject to U.S. federal securities laws, we are required to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, various SEC regulations and the Israeli Companies Law. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting and attestations of the effectiveness of these controls by our management. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act and other corporate governance requirements could materially and adversely affect our financial results.

Risks relating to our holdings in BioCancell

We provided funding to BioCancell, an Israel-based early stage clinical-stage biopharmaceutical company. Our success is dependent to a significant degree on the success of BioCancell.

We have provided $2.5 million of funding to BioCancell and designated a member of its board of directors. BioCancell is a clinical-stage company developing new drugs for the treatment of solid tumors of cancer. It is expected that BioCancell will operate at a loss over the coming years and will not generate any revenue from operations in the near term. To be profitable, BioCancell must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute its drugs. Although BioCancell is conducting a clinical phase IIb trial with its leading drug candidate, the path necessary to achieve these goals for any drug product is long and uncertain. Before BioCancell can sell any drug, it will be required to demonstrate through a phase III clinical trial that it is safe and effective for human use in the treatment of individuals with cancer, with requested primary goals for improved overall survival. The senior management of Biocancell has limited experience in conducting advanced clinical trials and in commercialization of drug product and no assurance can be given that BioCancell will be able to successfully complete the clinical trials for its drugs in development in accordance with the standards of the U.S. Federal Drug Administration, or the FDA, and other non-U.S. regulatory standards. If BioCancell does not successfully meet its scientific, regulatory, financial and commercial challenges, then the value of the securities we hold of BioCancell may significantly decline and our results of operations and financial condition may be materially harmed.

BioCancell’s approach to discover and develop prospective therapeutic products is new and may never lead to marketable products.

BioCancell has concentrated its efforts on developing therapeutic products utilizing target genes, such as the H19 and IGF2 genes, which is a new field of drug research and development. BioCancell’s focus solely on developing therapeutic products utilizing target genes as opposed to more proven technologies for the development of therapeutic products increases the risks associated with the ownership of its securities. Further, BioCancell's focus is mainly on direct injection of its drug-candidates into the solid tumors and, as a result, it does not directly address cancer metastasis. If BioCancell is unsuccessful in having clinical efficacy with its drug-candidates, our investment in BioCancell may significantly decline and our results of operations and financial condition may be materially harmed.

BioCancell requires additional funding, which may further draw on our resources or result in significant dilution of our ownership.

BioCancell requires substantial funding to discover, develop, protect and conduct research and development for its drug-candidates primarily for clinical trials of each cancer indication, and to manufacture and market any such product that may be approved for commercial sale. The current economic environment may cause difficulties in raising the funds needed for BioCancell to continue its operations.  We might allocate additional funds to support BioCancell in the future, in which case our cash reserves will decline and the dependence of our results on the results of BioCancell will increase.  If we do not allocate additional funds to BioCancell, our holding in BioCancell could be diluted, our influence over its business could weaken and the value of our holding could materially decline.

The pharmaceutical and biotechnology market is highly competitive. If BioCancell is unable to compete effectively with existing products, new treatment methods and new technologies, it may be unable to commercialize any therapeutic products that it may develop.

The biotechnology market is highly competitive, is subject to rapid technological change and is significantly affected by existing rival drugs and medical procedures, new product introductions and the market activities of other participants. Pharmaceutical and biotechnology companies pursue the research and development of technologies and other therapeutic products for the treatment of all of the diseases that BioCancell is targeting and that it expects to target, including superficial bladder carcinoma, pancreatic and ovarian cancer.

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

Some of the patents underlying the exclusive license that Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum, has granted to BioCancell, will expire beginning in 2017, after which time, any one or more of BioCancell’s competitors could develop generic alternatives to BioCancell’s drug-candidates. The commercialization of a generic alternative would likely drive down the price that BioCancell is able to charge for its products. This would materially harm BioCancell’s results of operations. BioCancell's drug-candidate BC-819 was granted an "orphan drug" status under U.S. FDA rules for treatment of ovarian cancer and for treatment pancreatic cancer. The main benefit for having orphan drug status is the right to market the drug exclusively for 7 years in the U.S. from the date of its approval for marketing. Unless BioCancell is successful in extending the patent protection on its drugs beyond 2017 by having new patent protection or by applying for an "orphan drug" status under U.S. FDA rules for additional cancer indications (see below under Item 4B. "Business Overview—BioCancell--BioCancell's Intellectual Property Rights"), the value of BioCancell’s drugs from FDA approval of its drugs to market through 2017 may not commercially support the risks involved and expenses required to conclude FDA-approved clinical trials, thus resulting in an early termination of the development of its drugs.

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

We are incorporated and headquartered in Israel, and BioCancell is headquartered in Israel.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Ongoing violence between Israel and the Palestinians, as well as tension between Israel, Iran, Syria and Lebanon, may have a material adverse effect on our business, financial conditions and results of operations.  Recent political events in various countries in the Middle East and Northern Africa have shaken the stability of those countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us. We cannot predict the effect on us of the increase in the degree of terror attacks against Israel, political instability in the region or military action elsewhere in the Middle East.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities.

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

Risks relating to the market for our ordinary shares

Holders of our ordinary shares who are U.S. residents face certain potentially adverse U.S federal income tax consequences.

As a consequence of our ownership of relatively substantial cash and investment assets, it is likely that we would be classified for U.S. federal income tax purposes as having been a passive foreign investment company, or PFIC, for each year since 2003, including 2010. We could also be classified as a PFIC for 2011, although the determination of PFIC status is made separately for each year and our PFIC status could change. Classification as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares, which could, in turn, cause a reduction in the value of our ordinary shares.  Classification as a PFIC also triggers the application of certain United States tax reporting requirements.

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

Eric Paneth, one of our directors, beneficially owns approximately 13.4% of our outstanding ordinary shares. Izhak Tamir, our Chairman of the Board, beneficially owns approximately 12.3% of our outstanding ordinary shares. Currently, Messrs. Paneth and Tamir are not party to a shareholders agreement. However, if Messrs. Paneth and Tamir act together, they effectively may have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. Their combined equity interest in us may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or both of them.

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

Principal Capital Expenditures

We did not have any capital expenditures in 2009 and 2010. In 2008 we had a capital expenditure of $2.5 million in regard of our investment in BioCancell.

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

BioCancell

BioCancell is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapies for treating solid cancer tumors.  From the time of BioCancell’s inception in July 2004 through March 31, 2011, BioCancell invested approximately $23.0 million in research and development activities, general and administrative and other expenses, which is approximately similar to its operating loss over the same period. As of June 2011, BioCancell had 19 employees, 13 of which conduct clinical development or research and development for BioCancell; the other 6 are managers or administrators.

Our Holdings in BioCancell

In July 2008, we acquired from BioCancell 837,521 shares its common stock for consideration of $0.5 million, at a price of $0.60 per share, in a privately negotiated transaction. As part of the transaction we also received a four-year convertible note due June 2012 in the principal amount of $2.0 million, bearing interest at 10% per year and convertible into up to 3,464,385 shares of common stock, as well as a five-year warrant expiring June 2013 to purchase up to 4,301,906 shares of BioCancell common stock for an exercise price of $0.72 per share.

We currently hold approximately 3.5% of the outstanding capital stock of BioCancell. The common stock of BioCancell is listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “BICL.” BioCancell has registered for resale with the Securities and Exchange Commission the shares of BioCancell common stock issued to us as well as the shares of common stock issuable upon conversion of our convertible note or upon exercise of our warrant.

We are party to a voting agreement with two existing major shareholders of BioCancell, Clal Biotechnology Ltd., or CBI and Prof. Abraham Hochberg, BioCancell’s Chief Scientific Officer. Currently BioCancell has seven members on its Board of Directors. Subject to certain conditions, the parties to the agreement, who currently hold approximately 26.1% of BioCancell’s outstanding capital stock in the aggregate (35.4% on a fully diluted basis), will vote for one member of the board designated by Tikcro, for one member designated by CBI and for one member designated by Professor Hochberg. Under this agreement, each party is free to vote for other members of the Board. We also agreed with BioCancell that we will provide general consulting services to BioCancell for an agreed fee and designate one member to BioCancell's executive committee.  The executive committee currently consists of four members and its approval is required for material transactions, the adoption of annual budgets and any matters relating to its investment policies and working plan.

BioCancell's Biotechnology

BioCancell's research and development activities build upon the research of its founder, Professor Abraham Hochberg of the Hebrew University of Jerusalem, who isolated the human H19 gene and determined that it is expressed in over 40 different forms of cancer, including superficial bladder carcinoma and pancreatic and ovarian cancer, while laying dormant and non-expressed in non-cancerous cells. Research discovered that the H19 gene is significantly expressed in cancerous cells of between 70% and 84% of adult cancer patients, varying between cancer types. Research has also demonstrated that the H19 gene plays a significant role in the tumor development process by enabling tumor cells to survive under stress conditions, such as low serum and low oxygen levels, that are typical conditions of the environment in which cancerous cells develop. This survival supports the growth of the tumor and the development of metastases.

BioCancell is currently focused on clinical trials with its lead prospective drug, BC-819. The detection of expression of the H19 gene is a prerequisite for treatment by BC-819. BC-819 is a double stranded DNA plasmid construct that incorporates the gene for diphtheria toxin, or DTA under the regulation of the H19 promoter sequence. The DTA gene is transcribed into a cell-killing DTA peptide only in cells that produce H19 ribonucleic acid, or RNA. Once BC-819 DNA enters an H19-positive cancer cell, the cell can offer no resistance and is marked for death. The net result of this mechanism is highly selective tumor cell destruction. The strong safety profile of the plasmid is due, in part, to the fact that it produces the “A” portion only of diphtheria toxin inside cancerous cells. This toxin lacks the ability to penetrate other cells provided by the “B” portion, and consequently only acts to destroy the cell in which it is produced. Therefore, this new therapeutic modality is specific for the H19-positive cancer cell and thus far has not been detected with known toxic effects on normal cells — a safety feature that is unique when compared to currently available cancer treatments.

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

BioCancell is developing two BC-819-based therapy strategies. The first therapy is for bladder cancer wherein BC-819 is mixed with a transfection agent (to facilitate entry of BC-819 molecules into the cancer cells) for bladder instillation. The second BC-819 approach is for cancers such as pancreatic and ovarian carcinomas in which BC-819 is injected directly into the tumor or instilled into the peritoneal cavity. Different routes of administration are employed depending upon the type of tumor (intravesical administration for bladder cancer, intratumoral injection for pancreatic cancer and intraperitoneal administration for ovarian cancer with ascites). All these delivery approaches are in the clinical trial stage.

Diseases that are Potentially Treatable with BC-819

Superficial Bladder Carcinoma BC-819 may be effective in treating superficial bladder carcinoma. Superficial bladder carcinoma is a specific form of bladder cancer resulting from the development and progression of cancerous tumors within the urothelium layer. The H19 gene is expressed at high levels in areas afflicted by superficial bladder carcinoma.

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

BioCancell's Clinical Trials

BioCancell is pursuing three clinical trial efforts in a number of medical centers in Israel and the United States, pursuant to protocols approved by the U.S. FDA, using its lead drug-candidate, BC-819:

•
Phase IIb trial designed to treat patients suffering from bladder carcinoma, in enrollment phase of 39 patients.  Based on results from the first 18 patients treated with BC-819 in the course of the Phase IIb trial designed to treat patients suffering from bladder carcinoma, the U.S. FDA approved the continuation of the trial and the enrollment of an additional 21 patients.

•
Planned Phase IIb trial designed to treat patients with locally advanced, non-metastatic and non-resectable (inoperable) pancreatic cancer, pending regulatory approvals. This trial will build on results from a Phase I/IIa trial that enrolled 9 patients having this cancer indication.

•	Phase I/IIa trial designed to treat ovarian cancer, in enrolment phase of 11 patients.

BioCancell's Intellectual Property Rights

Pursuant to an agreement BioCancell has with Yissum Research Development Company of the Hebrew University of Jerusalem, or Yissum, Yissum granted to BioCancell an exclusive, worldwide license for the use, development and commercialization of the H19 gene in consideration of which BioCancell has agreed to pay certain royalties to Yissum. Yissum was one of BioCancell’s co-founders. In 2007, Yissum sold to CBI all its shares in BioCancell.

BioCancell’s patent portfolio includes patent applications in seven families in various stages of examination, where 31 patents of these families have been granted in the United States, Europe and other territories. All of BioCancell’s patents and patent applications were licensed to BioCancell from Yissum and are subject to the Yissum license.

In addition, BioCancell's clinical stage drug, BC-819, targeting ovarian cancer and pancreatic cancer, was approved for protection under the U.S. FDA "orphan drug" plan. In the United States, an "orphan drug" is defined as a drug that treats a disease affecting less than 200,000 people each year. The main benefit for orphan drugs in the United States is the right to market the drug exclusively for seven years from the date it is approved for marketing, irrespective of patent protection.

C. Organizational Structure

We currently hold approximately 3.5% of the ownership and voting interests in BioCancell Therapeutics, Inc., a Delaware corporation headquartered in Jerusalem, Israel. If we convert our convertible notes in full, we will hold an aggregate of approximately 14.7% of BioCancell’s outstanding capital stock. Additionally, if we exercise the warrants to purchase shares we hold in full, we will hold an aggregate of approximately 25.4% of BioCancell’s outstanding capital stock. Such percentages take into account the issuance of shares by BioCancell upon this conversion and exercise but do not consider the conversion or exercise of any other securities.  Upon this conversion and exercise, we would hold an aggregate of approximately 17.2% of BioCancell’s outstanding capital stock on a fully diluted basis.

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

In 2008, our expenses exceeded our financial income resulting in a net loss of $6,000. In 2009, our financial income, generated mainly from an increase in the value of our investment in BioCancell, exceeded our expenses and resulted in a net income of $2.9 million. In 2010, we had financial expenses, net of $389,000, mainly from a decrease in the value of our investment in BioCancell, and expenses of $389,000 resulting in the net loss of $778,000.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles.

For additional information regarding our significant accounting policies please refer to Note 2 of our financial statements as of December 31, 2010 included in this report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical.  These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances

In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. generally accepted accounting principles and does not require management’s judgment in its application.  There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result.

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

On an on-going basis, to fully understand and evaluate our reported financial results, we believe it is important to understand the significant estimates and judgments applied as they relate to our policies for income taxes and for valuation of our holdings in BioCancell, which is measured at fair value at each reporting date, with gains and losses being recorded as our audited financial statements, which are included elsewhere in this Annual Report.

Income Taxes

On January 1, 2007, we adopted the amended ASC 740 “Income Taxes”.  The guidance contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740.   The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.   We accrue interest and penalties related to unrecognized tax benefits in the provision for income tax.

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

Long-term investment

We elected to apply the fair value option for our holdings in BioCancell’s common stock, convertible note and warrant in accordance with ASC No. 825, “Financial Instruments”. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of the use of fair value measurement being consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. ASC No. 825 provides companies with an option to report selected financial assets and financial liabilities at fair value, which can be elected on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date.

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

	Years Ended December 31,
	2008	2009	2010
Statement of Operations Data:
General and administrative expenses, net	$678	$448	$471
Consulting Services	(20)	(61)	(82)
Operating loss	(658)	(387)	(389)
Financial income (expenses), net	652	3,282	(389)
Net income (loss)	$(6)	$2,895	(778)

Revenues.  We receive revenues from consulting fees paid to us in accordance with an agreement with BioCancell signed in July 2008, pursuant o which we provided funding to BioCancell, we are entitled to appoint one director to BioCancell's board of directors and we provide BioCancell with certain consulting services. The revenues from such consulting fees were $20,000 in 2008, $61,000 in 2009 and $82,000 in 2010.

General and administrative expenses. In 2009, we had lower general and administrative expenses than in 2008, mainly due to lower equity-based compensation expenses related to officers and directors and due to the one-time tax payment in 2008, which resulted in the expenses in 2008 being higher. There were no significant changes in general and administrative expenses in 2010 compared to 2009.

Financial income, net. Financial income consists primarily of mark-to-market of the investment in BioCancell and also interest on marketable securities and bank deposits. In 2008 and 2009, our financial income included income from the mark-to-market adjustment of our investment in BioCancell in the amount of $393,000 and $3.2 million, respectively. In 2010, our financial expense included expense from the market to market adjustment of our investment in BioCancell in the amount of $428,000.

Net income.  In 2008, we had net loss of $6,000, as a result of operating loss in the amount of $658,000, offset by financial income in the amount of $652,000.

In 2009, we had net income of $2.9 million, primarily as a result of financial income in the amount of $3.3 million, which was partly offset by our operating loss in the amount of $387,000.

In 2010, we had net loss of $778,000 as a result of financial expenses in the amount of $389,000 and operating loss in the amount of $389,000.

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

We may have from time to time expenses denominated in new Israeli shekels. Such expenses would decrease as a result of a devaluation of the new Israeli shekel in relation to the U.S. dollar. The value of the U.S. dollar declined against the NIS in 2008, 2009 and 2010, which caused our NIS denominated expenses to increase. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the new Israeli shekel against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	NIS-USD Devaluation Rate	Israel Inflation Adjusted for Devaluation

2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7

B. Liquidity and Capital Resources

We had working capital of $7.5 million as of December 31, 2008, $7.2 million as of December 31, 2009 and $7.1 million as of December 31, 2010.  We believe that we have sufficient working capital for at least the next 12 months.

In 2008, we had net loss of $6,000 and we used $173,000 of cash from operations. In 2009, we had net income of $2.9 million and we used $351,000 of cash from operations. In 2010, we had net loss of $778,000 and we used $125,000 of cash from operations.

We generated net cash of $3.1 million from investment activities in 2008. We generated net cash of $1.5 million from investment activities in 2009. We generated net cash of $121,000 from investment activities in 2010.

In 2008, 2009 and 2010, we did not have any cash flow from financing activities.

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

We did not receive any grants from the Office of the Chief Scientist in 2007 through 2010.

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

D. Trend Information

None.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2010, we had no contractual obligations of the type required to be disclosed in this section.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of June 20, 2010:

Name	Age	Position
Izhak Tamir	58	Chairman of the Board
Eric Paneth	59	Director
Liat Hadad	39	External Director
Yiftach Atir	61	External Director
Aviv Boim	43	Chief Executive Officer

The business experience of each of our directors and executive officers is as follows:

Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and served as our Chief Executive Officer from August 2003 to December 2007. He has served as President and a Director of Orckit Communications Ltd. ("Orckit") since it was co-founded by him and by Mr. Paneth in 1990 and as Orckit’s Chairman of the Board since July 2008. Mr. Tamir has served as Chairman of the Board of Orckit-Corrigent Ltd., a subsidiary of Orckit, since 2001 and as Chief Executive Officer of Orckit-Corrigent Ltd.since May 2007 and as a Director of Gilat Satellite Networks Ltd. since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Eric Paneth has served as one of our Directors since January 2000 and served as our Chief Executive Officer from November 2008 to October 2010.  Mr. Paneth has also served as Chief Executive Officer of Orckit since it was co-founded by him and by Mr. Tamir in 1990 and as the Chairman of the Board of Directors of Orckit from 1990 to July 2008.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was a technical department head in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California.  Mr. Paneth holds an advanced engineering degree from the Technion.

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

Aviv Boim has served as our Chief Executive Officer since October 2010.  He joined Tikcro in January 2008 as Chief Executive Officer and later served in the capacity of our representative to BioCancell, From 1998 to 2007, he served as the Chief Financial Officer of Orckit. From August 1996 to February 1998, Mr. Boim was a banker with BT Alex. Brown Incorporated, an investment banking firm. From August 1993 until August 1996, Mr. Boim was a vice president of Giza Ltd., Tel Aviv, an investment banking firm. Mr. Boim holds a B.A. and an M.A. in economics and management from Tel Aviv University and an L.L.B. from Tel Aviv University Law School.

There are no family relationships between any director or senior manager. There are no arrangements or understandings between any director or senior manager and any other person pursuant to which the director or senior manager was selected.

B. Compensation

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (five persons) who served in the capacity of director or executive officer in the year ended December 31, 2010, was approximately $51,000. The foregoing amounts consist of the fees paid to our directors and chief executive officer. In September 2009, we increased the cash compensation paid to our statutory external directors from NIS 22,500 per year and NIS 1,060 per meeting, to NIS 36,250 (approximately $10,200) per year and NIS 1,855 (approximately $520) per meeting. Our other directors are paid only a participation fee in the amount of $1,000 for attendance at each meeting of the board of directors or committee thereof.  Mr. Tamir does not receive any additional compensation for serving as our Chairman of the Board.

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

According to the Companies Law, a company’s chairman of the board may not serve as its chief executive officer, unless otherwise approved by the shareholders for periods of up to three years.  Our directors are elected at annual meetings of our shareholders by a vote of the holders of a majority of the ordinary shares voting thereon. Generally, our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were elected. Directors may be removed earlier from office by resolution passed at a general meeting of our shareholders. Pursuant to the Israeli Companies Law, external directors are elected by shareholders for a three-year term and may be re-elected by shareholders for up to two additional three-year term.

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

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The Companies Law provides that a person may not be appointed as an external director if (i) the person or the person’s relative or affiliate has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date any affiliation with the company, any controlling shareholder thereof, or any affiliate thereof, or (ii) in a company that does not have a 25% shareholder, if such person has an affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company.

The term affiliation includes:

●	an employment relationship;

●	a business or professional relationship;

●	control; or

●	service as an office holder.

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer.

No person can serve as an external director if the person’s position or other business creates, or may create conflict of interests with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

Election Of External Directors

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

●	at least a majority of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

●	the total number of shares voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for up to two additional three year terms. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional periods is beneficial to the company. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one external director, except for the audit committee which is required to include all the external directors. Liat Hadad commenced her first term as an external director on September 1, 2009, and Yiftach Atir commenced his second term as an external director on September 28, 2009.

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors. The members of the audit committee must satisfy certain independence standards under the Companies Law, and the chairman of the audit committee is required to be an external director.

The role of the audit committee is to examine deficiencies in the management of the company’s business, in consultation with the internal auditor and the company’s independent accountants, suggest remedial action, approve specified related party transactions and assess the company's internal audit system and the performance of its internal auditor. Our audit committee currently consists of our two external directors.

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

If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required.  Under specific circumstances, shareholder approval may also be required.  A person who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter.  If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company.  A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including, for this purpose, a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder, employee or service provider, require the approval of the audit committee, the board of directors and the shareholders of the company in that order.  The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

●	at least a majority of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

●	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the voting rights in the company.

In addition, any such transaction whose term is longer than three years requires further shareholder approval every three years, unless (with respect to transactions not involving management fees or employment terms) the audit committee approves that a longer term is reasonable under the circumstances.

Shareholders generally have the right to examine any document in the company’s possession pertaining to any matter that requires shareholder approval.

D. Employees

We had two employees as of December 31, 2008 and 2009 and one employee as of December 31, 2010.

E. Share Ownership

As of June 20, 2011, Mr. Eric Paneth beneficially owned 1,156,602 ordinary shares, or approximately 13.4% of our outstanding ordinary shares and Mr. Izhak Tamir beneficially owned 1,061,701 ordinary shares, or approximately 12.3% of our outstanding ordinary shares. None of our other directors beneficially owns 1% or more of our outstanding ordinary shares.

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

As of June 20, 2011, we had outstanding (i) options to purchase a total of 133,334 ordinary shares, all of which were held by our directors, and (ii) 69,928 restricted shares that are subject to contractual restrictions on transfer and are subject to repurchase by us for no consideration under certain circumstances.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 20, 2011 (unless otherwise specified), by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)
Steven N. Bronson(2)	1,198,755	13.9%
Eric Paneth	1,156,602	13.4%
Izhak Tamir	1,061,701	12.3%
Aviv Boim(3)	635,287	7.3%
_______________
(1)	Based on 8,648,861 ordinary shares outstanding on June 20, 2011.
(2)	Based on a Schedule 13D/A filed February 19, 2010.
(3)	Includes 69,929 restricted shares issued under the 2003 Plan.

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

As of June 17, 2011, there were 53 holders of record of our ordinary shares in the United States who collectively held approximately 69% of our outstanding ordinary shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

Relationship between Tikcro and Orckit

Tikcro and Orckit, except as otherwise contemplated in the agreement referred to below, operate independently of one another as separate public companies. We believe that the agreement described below has been entered into on terms similar to terms that would be obtained from independent third parties.

On July 1, 2003, Tikcro signed a Services Agreement with Orckit for administrative services, including bookkeeping and office services, as well as for certain services related to the evaluation of prospective opportunities for a business combination. This agreement was terminated on June 1, 2011 and replaced with a management services agreement with a third party contractor.

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

 Significant Changes

No significant change has occurred since December 31, 2010, except as otherwise disclosed in this Annual Report.

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

Calendar Year	Price Per Share
	High	Low

2006	1.37	0.88
2007	1.38	1.01
2008	1.14	0.40
2009	0.95	0.45
2010	0.96	0.63

Calendar Quarter	Price Per Share
	High	Low
2009
First Quarter	0.70	0.45
Second Quarter	0.95	0.56
Third Quarter	0.92	0.73
Fourth Quarter	0.92	0.63
2010
First Quarter	0.96	0.67
Second Quarter	0.88	0.70
Third Quarter	0.86	0.67
Fourth Quarter	0.82	0.63
2011
First Quarter	0.72	0.655
Second Quarter (through June 17)	0.78	0.65

Calendar Month	Price Per Share
	High	Low

December 2010	0.72	0.63
January 2011	0.70	0.66
February 2011	0.72	0.66
March 2011	0.69	0.66
April 2011	0.70	0.66
May 2011	0.75	0.67
June 2011 (through June 17)	0.78	0.65

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the OTC Bulletin Board under the symbol TIKRF.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

If as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If as a result of a full the tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer will be entitled to stipulate that tendering shareholders forfeit their appraisal rights.  If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

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

United States Federal Income Tax Consequences

The following summary describes the material U.S. federal income tax consequences to “U.S. Holders” (as defined below) arising from the purchase, ownership or disposition of our ordinary shares. This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (possibly with retroactive effect) or different interpretations. For purposes of this summary, a “U.S. Holder” will be deemed to refer only to any of the following holders of our ordinary shares:

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

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities, partners or other equity owners in partnerships or pass-through entities, U.S. Holders whose functional currency is not the U.S. dollar, U.S. Holders who have elected mark-to-market accounting, U.S. Holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, U.S. Holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. Holders selling our ordinary shares short, U.S. Holders deemed to have sold our ordinary shares in a “constructive sale,” and U.S. Holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.

Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars).  This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition.  Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2012. Short-term capital gains generally are taxed at the same rates applicable to ordinary income.  If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss is treated as a short-term capital gain or loss.  See “Israeli Tax Considerations —Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares.  Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains.  In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes under certain circumstances.

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

Treatment of Distributions

For U.S federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations -- Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%, although the rate applicable to dividend income is scheduled to return to the rate applicable to ordinary income for tax years beginning after December 31, 2012. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., including the NASDAQ National Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.”

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

Dividends received with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the deductibility of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our ordinary shares also generally will be treated as “investment income” for purposes of the investment interest deduction limitation contained in Section 163(d) of the Code, and as foreign-source passive income for U.S. foreign tax credit purposes or, in the case of a U.S. Holder that is a financial services entity, financial services income. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from distributions on our ordinary shares which constitute dividends under U.S. income tax law. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only if the U.S. Holder elects to do so with respect to all foreign income taxes in such year. In addition, special rules may apply to the computation of foreign tax credits relating to “qualified dividend income,” as defined above. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions involve the application of complex rules that depend on a U.S. Holder’s particular circumstances.

U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of their receipt of any distributions with respect to our ordinary shares.

Passive Foreign Investment Company Status

Generally, a foreign corporation is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income (including its pro rata share of the gross income of any company in which it owns 25% or more of the shares by value) is passive in nature (the “Income Test”), or (ii) the average percentage of its assets during such tax year (including its pro rata share of the assets of any company in which it owns 25% or more of the shares by value)  which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the “Asset Test”).   Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions.

There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a publicly-traded foreign corporation’s assets for purposes of the Asset Test.  The legislative history of the U.S. Taxpayer Relief Act of 1997 (the “1997 Act”) indicates that for purposes of the Asset Test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.”  It is unclear, however, whether other valuation methods could be employed to determine the value of our assets for purposes of the Asset Test.

Based on the composition of our gross income, the composition and value of our gross assets and the amount of our liabilities during each year since 2003, we believe that we are likely to be treated as having been a PFIC in each such year, including 2010.  There also can be no assurance that we will not be deemed a PFIC in 2011 or any other future tax year.

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market “ election (both as described below):

•
The U.S. Holder would be required to report as ordinary income any so-called “excess distributions” allocated to the current tax year, pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate applicable to ordinary income in effect for such prior year and pay an interest charge on the resulting tax at the rate applicable to deficiencies of U.S. federal income tax. “Excess distributions” with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year.  Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares.

•
The entire amount of any gain realized by such U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

•
The tax basis in ordinary shares acquired from a decedent who was a U.S. Holder generally would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis, if lower.

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

A U.S. Holder who beneficially owns shares of a PFIC must file U.S. Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which such U.S. Holder recognizes gain upon a disposition of our ordinary shares, receives certain distributions from us or makes the QEF Election or mark-to-market election described below

For any tax year in which we are treated as a PFIC, a U.S. Holder may elect to treat his, her or its ordinary shares as an interest in a qualified electing fund (a “QEF Election”), in which case the U.S. Holder would be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually made to the U.S. Holder.  Any gain subsequently recognized by the U.S. Holder upon the sale of his, her or its ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. Holder.  A QEF Election is effective for the tax year in which the election is made and all subsequent tax years of the U.S. Holder.  Procedures exist for both retroactive elections and the filing of protective statements.  A U.S. Holder making the QEF Election must make the election by completing U.S. Internal Revenue Service Form 8621 and attaching it to his, her or its U.S. federal income tax return for the first tax year to which the election will apply, and must satisfy additional filing requirements each year the election remains in effect. Upon his, her or its request, we will provide to each U.S. Holder who wishes to make a QEF Election the information required to make the QEF Election and to make subsequent annual filings.

As an alternative to a QEF Election, a U.S. Holder generally may elect to mark his, her or its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the tax year, between the fair market value of his, her or its ordinary shares and the adjusted tax basis of such shares.  If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value generally will not be available.  Rather, the tax basis of ordinary shares in the hands of a U.S. Holder who acquires them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues unless revoked with the consent of the U.S. Internal Revenue Service.

The implementation of many aspects of the Code’s PFIC rules requires the issuance of Treasury Regulations which in many instances have yet to be promulgated and which may have retroactive effect when promulgated.  We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion.  For example, under legislation enacted by the U.S. in 2010, U.S. Holders will be required to file a special information return for each year in which we are treated as a PFIC. The U.S. Internal Revenue Service has announced that it is developing guidance for filing this annual information return, but until further guidance is issued, a U.S. Holder that was required to file Internal Revenue Service Form 8621 (as described above) before March 18, 2010 (because, for example, such U.S. Holder had recognized gain upon the disposition of our ordinary shares or had made a QEF Election) must continue to file Form 8621. A U.S. Holder that was not otherwise required to file Form 8621 annually before March 18, 2010, however, will not be required to file the new annual information return for a tax year beginning before March 18, 2010.

Due to the complexity of the PFIC rules and the uncertainty of their application in many circumstances, U.S. Holders should consult their own tax advisors regarding our status as a PFIC and, if we are treated as a PFIC, compliance with the applicable reporting requirements and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election.

Information Reporting and Backup Withholding

Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding tax at a rate which currently is 28%.  Information reporting will not apply, however, with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations.  In addition, backup withholding will not apply to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and furnishes other required certifications. U.S. Holders required to establish their exemption from backup withholding generally must provide a certification on IRS Form W-9 (or substitute form). The backup withholding tax is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service.  U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable.

The foregoing discussion of certain U.S. federal income tax considerations is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Each U.S. Holder should consult with his, her or its own tax advisor regarding U.S. federal, state, local and non-U.S. income and other tax consequences of the acquisition, ownership and disposition of our ordinary

Israeli Tax Considerations

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

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 25% for the 2010 tax year and 24% for the 2011 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, which came into effect on January 1, 2009, the corporate tax rate is scheduled to decrease to 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Israeli companies are generally subject to capital gains tax at the corporate tax  rate.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.  At December 31, 2010, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk Management

As of December 31, 2010, we had $7.3 million of cash and short-term investments, primarily all of which was linked to the U.S. dollar.

ITEM 12.	Description of Securities other than Equity Securities

None.

PART II

ITEM 13.	Defaults, Dividend Averages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

See Item 15T below.

ITEM 15T.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of December 31, 2010. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our principal executive and financial officer. Based on this evaluation, our principal executive and financial officer has concluded that our disclosure controls and procedures are effective to alert him on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

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

Our management conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2010 and concluded that our internal control over financial reporting was effective as of December 31, 2010.

Changes in Financial Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2010 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

For 2009 and 2010, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2009	2010
Audit Fees	$43,000	$44,500
Tax Fees	5,000	5,500
All Other Fees	0	0
Total	$48,000	$50,000

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
Aviv Boim
Chief Executive Officer

Date:  June 29, 2011

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

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TIKCRO TECHNOLOGIES LTD.

We have audited the accompanying balance sheets of Tikcro Technologies Ltd. ("the Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
June 29, 2011	A Member of Ernst & Young Global

TIKCRO TECHNOLOGIES LTD.

BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2009	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,909	$4,905
Marketable securities (Note 3, 4)	-	2,365
Deposits (Note 11a)	2,523	-
Other current assets	49	156

Total current assets	7,481	7,426

LONG-TERM INVESTMENT (Note 4, 5)	6,164	5,625

Total assets	$13,645	$13,051

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Other current liabilities (Note 11b)	$280	$318

Total current liabilities	280	318

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY (Note 7):
Share capital -
Ordinary shares of NIS 0 par value – Authorized: 16,666,667 shares at December 31, 2009 and 2010; Issued: 10,003,887 and 10,095,912 shares at December 31, 2009 and 2010 respectively; Outstanding: 8,556,836 and 8,648,861 shares at December 31, 2009 and 2010, respectively	-	-
Additional paid-in capital	146,397	146,528
Less - treasury shares, at cost, 1,447,051 Ordinary shares at December 31, 2009 and 2010	(1,065)	(1,065)
Accumulated other comprehensive income	-	15
Accumulated deficit	(131,967)	(132,745)

Total shareholders' equity	13,365	12,733

Total liabilities and shareholders' equity	$13,645	$13,051

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share and per share data

	Year ended December 31,
	2008			2009	2010

Operating costs and expenses:

General and administrative expenses		$678		$448	$471
Consulting services (Note 9)		(20)		(61)	(82)

Operating loss		658		387	389
Financial income (expenses), net (Note 11c)		652		3,282	(389)

Net income (loss)		$(6)		$2,895	$(778)

Net earnings (loss) per share (Note 10):

Basic net earnings (loss) per share	$	*	)	$0.35	$(0.09)

Weighted average number of shares used in computing basic earnings (loss) per share		8,166,999		8,347,179	8,475,833

Diluted net earnings (loss) per share	$	*	)	$0.34	$(0.09)

Weighted average number of shares used in computing basic earnings (loss) per share		8,166,999		8,392,283	8,475,833

*)	Represents an amount lower than $ 0.01.

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Outstanding		Additional	Accumulated other			Total	Total
	Ordinary shares		paid-in	comprehensive	Treasury	Accumulated	comprehensive	shareholders'
	Number	Amount	capital	income (loss)	shares	deficit	income (loss)	equity

Balance at January 1, 2008	8,055,466	-	146,068	40	(1,065)	(134,856)	-	10,187

Issuance of shares (Note 7)	459,291	-	-	-	-	-	-	-
Stock based compensation	-	-	245	-	-	-	-	245
Comprehensive income:
Reclassification adjustments to income on marketable securities	-	-	-	(40)	-	-	$(40)	(40)
Unrealized income on available-for-sale marketable securities	-	-	-	38	-	-	38	38
Net loss	-	-	-	-	-	(6)	(6)	(6)

Total comprehensive income

Balance at December 31, 2008	8,514,757	-	146,313	38	(1,065)	(134,862)	$(8)	10,424

Issuance of shares (Note 7)	41,216	-	-	-	-	-	-	-
Issuance of shares	863	-
Stock based compensation	-	-	84	-	-	-	-	84
Comprehensive income:
Reclassification adjustments to income on marketable securities	-	-	-	(38)	-	-	$(38)	(38)
Net income	-	-	-	-	-	2,895	2,895	2,895

Total comprehensive income

Balance at December 31, 2009	8,556,836	$-	$146,397	$-	$(1,065)	$(131,967)	$2,857	$13,365

Issuance of shares (Note 7)	92,025	-						-
Stock based compensation	-	-	131	-	-	-	-	131
Comprehensive loss:
Unrealized income on available-for-sale marketable securities	-	-	-	15	-	-	$15	15
Net loss	-	-	-	-	-	(778)	(778)	(778)

Total comprehensive loss

Balance at December 31, 2010	8,648,851	$-	$146,528	$15	$(1,065)	$(132,745)	$(763)	$12,733

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from operating activities:

Net income (loss)	$(6)	$2,895	$(778)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Decrease (increase) in other current assets	12	(29)	(69)
Decrease in related party - current account	(14)	-	-
Increase (decrease) in other current liabilities	136	(55)	38
Accrued interest on marketable securities and deposits	10	(8)	(38)
Accretion of discount on marketable securities, net	(163)	(6)	52
Increase (decrease) in fair value of long-term investment	(393)	(3,198)	524
Value of shares received in connection with BioCancell investment related to consulting services	-	(34)	(52)
Gain on sale of BioCancell shares	-	-	(46)
Stock based compensation	245	84	131

Net cash used in operating activities	(173)	(351)	(238)

Cash flows from investing activities:

Purchase of available-for-sale marketable securities	(3,989)	-	(2,402)
Purchase of bank deposits	-	(2,500)	-
Proceeds from realization of available-for-sale marketable securities	9,545	4,000	-
Proceeds from realization of bank deposits	-	-	2,523
Proceeds from sale of BioCancell shares	-	-	113
Long-term investment in BioCancell	(2,500)	-	-

Net cash provided by investing activities	3,056	1,500	234

Increase (decrease) in cash and cash equivalents	2,883	1,149	(4)
Cash and cash equivalents at the beginning of the year	877	3,760	4,909

Cash and cash equivalents at the end of the year	$3,760	$4,909	$4,905

Supplemental disclosure of cash flows activities:

Cash received during the year for:

Interest	$47	$68	$120

Non-cash activities:
Net change in unrealized gain (loss) on marketable securities	$38	$(38)	$15
Value of shares received in connection with BioCancell investment (Note 5)	$17	$56	$47

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Tikcro Technologies Ltd. ("the Company" or "Tikcro") was incorporated in 1999, under the laws of Israel.

The Company has no significant business activities other than its holdings in BioCancell Therapeutics, Inc. ("BioCancell"), see Note 5.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

b.	Use of estimates:

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining the investment in BioCancesll for which the Company chose to apply the fair value option and stock based compensation. Actual results could differ from those estimates.

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

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments - Debt and Equity Securities”.

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies all of its marketable securities as available for sale. Available for sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income, net” and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in “financial income, net”.

The Company recognizes an impairment charge when the fair value of a debt security is below its cost basis of such security and such decline is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the decline, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statement of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. For the three years ended December 31, 2010 the Company did not identify any other-than-temporary impairment loss

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

Based on ASC No. 740 a two-step approach is used to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

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

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. No options were granted during 2008, 2009 and 2010. The Company values non-vested shares based on the market value of the underlying shares at the date of grant.

j.	Fair value of financial instruments:

The Company measures its cash equivalents, deposits, marketable securities and long-term investment at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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

The total number of shares excluded from the calculation of the diluted net earnings (loss) per share, because they had anti-dilutive effect, for the years ended December 31, 2008 and 2009 and 2010, were 592,624, 66,667 and 288,323, respectively.

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

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities (excluding accrued interest receivable included in other current assets on balance sheet):

	December 31, 2010
	Amortized cost	Gross Unrealized Gains	Gross Unrealized Loss	Estimated fair market value
Available-for-sale:
Corporate debentures	$2,350	$15	$0	$2,365

As of December 31, 2009 there were no marketable securities. As of December 31, 2010 the marketable securities have contractual maturities of over one year (through two years).

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820 and ASC No. 825, the Company measures its long-term investment, which is comprised from investments in Ordinary shares, convertible loans and warrants (see also Note 5) at fair value. Investment in Ordinary shares and in marketable securities are classified within Level2, since these assets are valued using quoted market price in an active market.

Convertible loan and warrants of Biocancell are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant, which are based on a valuation using an independent valuation firm. The valuation uses a binominal model for evaluating derivatives, combined with other market-based analysis. The main variables for the valuations are: average returns of notes of similar traded firms, historical variance of the investee's stock price, applicable currency exchange rates, and risk free interest rates. Key assumptions in determining the estimated fair value of the convertible loan and warrants as of December 31, 2010 include (a) the risk free interest rate of 0.48% and 0.85 % for the convertible loan and warrants, respectively (2009: 1.47% and 1.99%, respectively) and (b) a volatility of 73.2% (2009: 136.4%) (c) probability of the full ratchet mechanism .  The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. Expected volatility was calculated based upon actual historical stock price movements.

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company's financial assets measured at fair value on a recurring basis consisted of the following types of instruments:

	As of December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities – corporate debentures	$-	$2,365	$-	$2,365
Long-term investment - investment in Ordinary shares	636	-		636
Long-term investment - investment in convertible loan and warrants (*)	-	-	4,989	4,989

Total financials assets	$636	$2,365	$4,989	$7,990

	As of December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Long-term investment - investment in Ordinary shares	$624	$-	$-	$624
Long-term investment - investment in convertible loan and warrants (*)	-	-	5,540	5,540

Total financials assets	$624	$-	$5,540	$6,164

(*)	Including accrued interest on the loan

During the years 2009 and 2010, there have been no transfers in and/or out of Level 3. All changes in the Level 3 were as a result of change in fair value.

NOTE 5:-	LONG - TERM INVESTMENT

In July 2008, the Company signed an agreement with BioCancell Therapeutics, Inc. ("BioCancell"), an Israel-based clinical-stage biopharmaceutical company, whose Common stock is listed on the Tel Aviv Stock Exchange. As part of the agreement, the Company provided funding to BioCancell, is entitled to appoint one member to BioCancell's board of directors and provides BioCancell with certain consulting services. It was also agreed between Tikcro and two major shareholders of BioCancell, who held together with Tikcro at December 31, 2010 approximately 28% of the shares of BioCancell (approximately 38% on a fully diluted basis), to vote for one member of the board for each of these 3 shareholders. However, no restrictions were made on the vote for other members of the board.

The investment included a purchase of 837,521 shares of Common stock of BioCancell at a price per share in NIS equal to $ 0.597 ($ 500 in total), a convertible loan in the amount of $ 2,000 with a conversion price per share in NIS equal to $ 0.716 and receiving a warrant to purchase from BioCancell up to 4,301,906 shares of Common stock at a price per share in NIS equal to $ 0.716. During the year ended December 31, 2010, the Company sold 104,372 shares of Common stock of BioCancell for consideration of $113, and received 63,939 shares of Common stock for consulting services (see Note 9). As of December 31, 2010, Tikcro's voting stock interest in BioCancell, based on its outstanding Common stock of 924,966 shares, represented approximately 3.5% (17.2% on a fully diluted basis).

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

In connection with the investment, for the consulting services provided by the Company and as long as its representative serves on BioCancell's board of directors, Tikcro is entitled to the management fees in amount of $ 30 per annum and 63,939 shares of Common stock of BioCancell. Starting the last quarter of 2010, the Company is also entitled to receive interest in cash accrued on the convertible loan granted to Biocancell.

As a result of applying ASC No. 825, the Company has recorded financial income in the amount of $ 393 and $ 3,198 for the years ended December 31, 2008 and 2009, respectively and financial expenses in the amount of $524 for the year ended December 31, 2010.

The Company undertook to pay a fee of 4% of the net realized profits from securities held in portfolio companies.

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

2.
No options were granted, exercised or forfeited during 2008, 2009 and 2010. Regarding shares issued, see b.4 below. As of December 31, 2010, an aggregate of 1,891,356 Ordinary shares of the Company were reserved for issuance under the plan.

3.
The options granted generally become fully exercisable after three to four years and expire no later than 10 years from the approval date of the option plan under terms of grant. Any option forfeited or cancelled before expiration become available for future grants.

The following is a summary of the Company's stock options transactions in 2010:

	Year ended December 31, 2010
	Amount	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value *)

Options outstanding at beginning of year	133,334	$0.92	5.14	$-
Granted	-	$-	-	$-
Exercised	-	$-	-	$-

Options outstanding at end of year	133,334	$0.92	4.14	$-

Vested and expected to vest at end of year	133,334	$0.92	4.14	$-

Options exercisable at end of year	133,334	$0.92	4.14	$-

*) The options were out of the money as of December 31, 2010 and their intrinsic value was considered as zero.

The options outstanding as of December 31, 2010, have been separated into two exercise prices as follows:

	Options
	outstanding and exercisable	Weighted average
	as of	remaining
Exercise	December 31,	contractual
Price	2010	life (years)

$0.87	66,667	2.65
$0.97	66,667	5.62

	133,334	4.14

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS' EQUITY (Cont.)

4.	The following table summarizes information relating to restricted shares, as well as changes to such awards during 2008, 2009 and 2010:

	2008	2009	2010

Outstanding at beginning of year	-	223,763	181,808
Granted	459,291	59,621	73,620
Vested	(235,528)	(101,576)	(123,378)

Outstanding as of December 31,	223,763	181,808	132,050

The weighted average fair values at grant date of restricted shares granted for the years ended December 31, 2008, 2009 and 2010 were $ 0.7, $ 0.59 and $0.6 respectively.

Restricted shares are subject to a repurchase right by the Company on certain occasions. Under the repurchase right, the Company may reacquire a pro-rata portion of the granted shares, for no consideration, if certain conditions occur including the employees' end of service with the Company.

As of December 31, 2010, there was $75 of total unrecognized compensation cost related to share-based compensation arrangement granted under the plan. That cost is expected to be recognized over a weighted-average period of 1.0 year.

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

During 2009 and 2010, the Company shortened the vesting schedule of certain restricted shares. According to ASC No. 718, the change was treated as modification. Accordingly, in the financial statements for the year ended December 31, 2009 and 2010, the Company recorded incremental compensation costs based on fair value of the awards on the modification dates in the amount of $ 60 and $12 respectively, which is recognized over the remaining vesting periods.

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

NOTE 8:-	TAXES ON INCOME

a.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 26% in 2009, and 25% in 2010. In July 2009, Israel's Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,
	2009	2010
Deferred tax assets:
Net operating loss and capital loss carry forward	$27,223	$28,951
Valuation allowance	(26,563)	(28,389)

Deferred tax asset	660	562

Deferred tax liability - increase in fair value of long-term investment	(660)	(562)

Net deferred tax asset	$-	$-

Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax assets regarding the loss carry-forward and other temporary differences will not be realized in the foreseeable future.

c.	Net operating losses carry-forward:

The Company has accumulated operating losses for tax purposes as of December 31, 2010, in the amount of approximately $ 31,969 (denominated in NIS), which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of approximately $ 127,360 (denominated in NIS), which may be carried forward and offset against capital gains.

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	TAXES ON INCOME (Cont')

d.	The main reconciling item from the statutory tax rate of the Company to the effective tax rate is the offset of operating income with carry-forward losses.

e.
Tax assessments for the tax years up to and including 2004 are considered as final subject to the powers vested with the director of the tax authority pursuant to sections 145,147 and 152 of the income tax ordinance.

f.	As of December 31, 2009 and 2010 and for the twelve-month periods then ended, the Company did not have any unrecognized tax benefits.

NOTE 9:-	RELATED PARTY TRANSACTIONS

The balances with and the results of operations from transactions with related parties were as follows:

	December 31,
	2009	2010
Balances:

Payables (*)	$(14)	$(14)

Receivables (**)	$40	$107

	Year ended December 31,
	2008	2009	2010
Transactions:

Administrative services (*)	$48	$48	$48

Consulting services (**)	$20	$61	$82

Interest on convertible loan (**)	-	-	$41

(*)
On January, 2000 Orckit Communications Ltd (“Orckit”) executed a plan of separation which divided Orckit into two separate companies: (i) Tikcro, and (ii) Orckit.  A portion of Orckit and the Company’s shares beneficially owned by shared owners. Orckit provides the Company with certain administrative services.

(**)
Consulting services provided by the Company in connection with the investment in BioCancell -See Note 5. The consulting fees are recorded as on offset in the operating expenses in the statement of operations.

TIKCRO TECHNOLOGIES LTD.
NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share.

	Year ended December 31,
	2008	2009	2010

Net income (loss)	$(6)	$2,895	$(778)

Weighted average Ordinary shares outstanding	8,166,199	8,347,179	8,475,833

Effect of dilutive securities:
Employee stock options and shares	-	45,104	-

Diluted weighted average Ordinary shares outstanding	8,166,199	8,392,283	8,475,833

NOTE 11:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	At December 31, 2009, the Company had bank deposits amounting to $ 2,500 denominated in dollars bearing interest at a rate of 1.55% per year. The deposits matured during 2010.

b.	Other current liabilities:

	December 31,
	2009	2010

Tax authorities	$99	$102
Director fees	30	47
Accrued expenses, open vendor accounts and deferred income	151	169

	$280	$318

c.	Financial income, net

	Year ended December 31,
	2008	2009	2010
Financial expenses:
Revaluation of long term investment	-	-	$(524)
Bank charges currency exchange rate and other	$(26)	$(9)	(4)
	$(26)	$(9)	$(528)

Financial income:
Accretion of discount on marketable securities, net	285	93	52
Interest income and other	-	-	41
Gain on sale of BioCancell shares	-	-	46
Revaluation of long term investment	393	3,198	-

	678	3,291	139

	$652	$3,282	$(389)