Form 20-F
period 2011-12-31
TIKCRO TECHNOLOGIES LTD
filed 2012-04-30
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

16 Hatidhar St., Raanana 43652, Israel
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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒ No

- ii -

PART I		4
ITEM 1.	Identify of Directors, Senior Management and Advisors	4
ITEM 2.	Offer Statistics and Expected Timetable	4
ITEM 3.	Key Information	4
A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	5
C.	Reasons for the offer and use of proceeds	6
D.	Risk Factors	6
ITEM 4.	Information on the Company	15
A.	History and Development of the Company	15
B.	Business Overview	15
C.	Organizational Structure	18
D.	Property, Plants and Equipment	18
ITEM 4A.	Unresolved Staff Comments	18
ITEM 5.	Operating and Financial Review and Prospects	19
A.	Operating Results	19
B.	Liquidity and Capital Resources	23
C.	Research and Development, Patents and Licenses	24
D.	Trend Information	24
E.	Off-balance Sheet Arrangements	24
F.	Tabular Disclosure of Contractual Obligations	24
ITEM 6.	Directors, Senior Management and Employees	24
A.	Directors and Senior Management	24
B.	Compensation	25
C.	Broad Practices	26
D.	Employees	31
E.	Share Ownership	31

ITEM 7.	Major Shareholders and Related Party Transactions	32
A.	Major Shareholders	32
B.	Related Party Transactions	32
C.	Interests of Experts and Counsel	32
ITEM 8.	Financial Information	32
A.	Consolidated Statements and other Financial Information	32
B.	Significant Changes	33
ITEM 9.	The Offer and Listing	33
A.	Offer and Listing Details	33
B.	Plan of Distribution	34
C.	Markets	34
D.	Selling Shareholders	34
E.	Dilution	34
F.	Expenses of the Issue	34
ITEM 10.	Additional information	34
A.	Share Capital	34
B.	Memorandum and Articles of Association	34
C.	Material Contracts	40
D.	Exchange Controls	40
E.	Taxation	40
F.	Dividends and Paying Agents	48
G.	Statement by Experts	48
H.	Documents On Display	49
I.	Subsidiary Information	49
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	49
ITEM 12.	Description of Securities other than Equity Securities	49

PART I

Unless the context otherwise requires, “Tikcro,” “us,” “we” and “our” refer to Tikcro Technologies Ltd., an Israeli company. References to “U.S. dollars,” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. As of December 31, 2011, the exchange rate published by the Bank of Israel was NIS 3.821 per $1.00.

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

A. Selected Financial Data

We have derived the following selected financial data, with respect to the five years from 2007 to 2011, from the audited financial statements of Tikcro, which have been prepared in accordance with U.S generally accepted accounting principles.

The selected financial data set forth below as of December 31, 2010 and 2011 and for each of the years ended December 31, 2009, 2010 and 2011 are derived from our audited financial statements, which are included elsewhere in this Annual Report.

The selected financial data as of December 31, 2007, 2008 and 2009 and for the years ended December 31, 2007 and 2008 are derived from our audited financial statements, which are not included in this Annual Report.

You should read the selected financial data together with Item 5 “Operating and Financial Review and Prospects” and our financial statements included elsewhere or incorporated by reference in this Annual Report.

In 2007, we did not conduct any active business. Accordingly, the data presented below are not indicative of our future operating results or financial position.  In July 2008, we acquired a minority stake in BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company.   Please see Item 4.A “Information on the Company -- History and Development of the Company—Recent Developments” for more information.

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except share and per share data)
Statement of Operations Data:
Research and development	$-	$-	$-	$-	$92
General and administrative expenses	$334	$678	$448	$471	541
Consulting services	-	(20)	(61)	(82)	(76)
Operating loss	(334)	(658)	(387)	(389)	(557)
Financial income (expenses), net	481	652	3,282	(389)	(2,303)
Income (loss) Before Taxes	$147	$(6)	$2,895	$(778)	$(2,860)
Tax Expenses	-	-	-	-	(54)
Net income (loss)	$147	$(6)	$2,895	$(778)	$(2,914)
Basic net earnings (loss) per share	$0.02	* )	$0.35	$(0.09)	$(0.34)
Diluted net earnings (loss) per share	$0.02	* )	$0.34	$(0.09)	$(0.34)
Number of shares used in computing basic net earnings (loss) per share	7,932,909	8,166,999	8,347,179	8,475,833	8,562,402
Number of shares used in computing diluted net earnings (loss) per share	8,064,699	8,166,999	8,392,283	8,475,833	8,562,402
__________

*)	Represents an amount lower than $0.01.

	December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents, short term investments and deposits	$10,325	$7,803	$7,432	$7,270	$6,985
Investment in Biocancell - Short-term	-	-	-	-	3,033
Investment in Biocancell - Long-term	-	2,910	6,164	5,625	-
Working capital	10,187	7,514	7,201	7,108	6,848
Total assets	10,357	10,733	13,645	13,051	10,273
Shareholders' equity	10,187	10,424	13,365	12,733	9,971

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

In July 2008, we acquired a minority stake in BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company. Other than our involvement in BioCancell, we do not currently conduct any significant operations. Accordingly, our results of operations are principally impacted by the value of our holdings in BioCancell.  If there are adverse changes in the market price or fair value of BioCancell, our results of operations and/or the value of our assets will be adversely affected, and we may need to write-down the carrying value of our holding. Due to market limitations on the liquidity of BioCancell's shares, and due to material non-public information to which we may be exposed because of our representation on the board of directors of BioCancell, we may face difficulties in our ability to dispose of our securities in BioCancell at a time and in a manner we deem suitable.

We source and fund early stage technology projects, which involves a high risk of loss.

We provide funding for early-stage biotechnology projects, with an emphasis on solutions for the oncology market. Since we invest at an early stage, the risk of loss is high. In 2011, we recorded aggregate research and development expenses of $92,000 related to such projects.

Conditions and changes in the national and global economic and political environments may adversely affect our business and financial results.

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. With major financial institutions de-levering their balance sheets, credit was constricted in recent years, and may likely remain so for an extended period. In addition, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries has disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. If economic growth further declines, this may have a negative impact on our financial condition and share price, which may impact our and BioCancell’s ability to obtain financing and other sources of funding in the future on terms favorable to us, if at all. If such increased levels of volatility and market turmoil continue, it may materially adversely affect our results of operations.

The growth of our business depends on our obtaining additional financing, which may be unavailable to us.

In order to acquire stakes in and to fund additional operating companies, we will need to raise additional funds through public or private debt or equity financings. We may be unable to obtain additional financing on acceptable terms or at all, which would harm our financial condition and results of operations.

We may not consummate transactions with additional operating companies.

There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in consummating transactions with additional operating companies.  If we do enter into a transaction with an operating company, it is likely to have no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.  In the event that we complete a transaction with one or more operating companies, the success of our operations will be dependent upon the management of such target company or companies and numerous other factors. There is no assurance that we will be able to negotiate additional transactions on terms favorable to us, or at all.

We may be deemed an “investment company” under the Investment Company Act of 1940.

We may be deemed an “investment company” under the Investment Company Act of 1940, unless we qualify for an exemption. Even after we acquired a minority stake in BioCancell and although we may acquire stakes in additional operating companies, we may be deemed an investment company if we do not have sufficient control over such companies or qualify for another exemption under the Investment Company Act of 1940. If we are deemed an investment company, we could be found to be in violation of the Investment Company Act of 1940. A violation of that law could make it more difficult for us to register securities and raise funding and subject us to other material adverse consequences.

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

We invest the majority of our cash on hand in financial instruments. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment.  This would harm our financial condition.  For information on the types of our investments as of December 31, 2011, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk--Interest Rate Risk Management.”

We are subject to costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As a foreign private issuer in Israel subject to U.S. federal securities laws, we are required to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, various SEC regulations and the Israeli Companies Law. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting and attestation of the effectiveness of these controls by our management. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act and other corporate governance requirements could materially and adversely affect our financial results.

Risks relating to our holdings in BioCancell

We provided funding to BioCancell, an Israel-based early stage clinical-stage biopharmaceutical company. Our success is dependent to a significant degree on the success of BioCancell.

We have provided $2.5 million of funding to BioCancell and designated a member of its board of directors. BioCancell is a clinical-stage company developing new drugs for the treatment of solid tumors of cancer. It is expected that BioCancell will operate at a loss over the coming years and will not generate any revenue from operations in the near term. To be profitable, BioCancell must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute its drugs, either independently or through licensing transactions. Although BioCancell is conducting a clinical phase IIb trial and two phase I/IIa trials with its leading drug candidate, the path necessary to achieve these goals for its drug product is long and uncertain. Before BioCancell can sell any drug, it will be required to demonstrate through a phase III clinical trial that it is safe and effective for human use in the treatment of individuals with cancer, and will probably have to include a requested primary goal of improved overall survival. The senior management of Biocancell has limited experience in conducting advanced clinical trials and in commercialization of drug product and no assurance can be given that BioCancell will be able to successfully complete the clinical trials for its drugs in development in accordance with the standards of the U.S. Federal Drug Administration, or the FDA, and other non-U.S. regulatory standards. If BioCancell does not successfully meet its scientific, regulatory, financial and commercial challenges, then the value of the securities we hold of BioCancell may significantly decline and our results of operations and financial condition may be materially harmed.

If BioCancell defaults on our convertible note, our financial condition could be materially harmed.

The convertible note issued to us by BioCancell in July 2008 in the principal amount of $2.0 million matures in July 30,  2012. After giving effect to accrued interest, as of December 31, 2011, the amount owing under the note was $2.5 million. As of December 31, 2011, BioCancell reported a negative working capital of $3.4 million, and its average monthly burn rate in 2011 was approximately $0.4 million. If BioCancell defaults on our note, we may not be able to recover the full amount owing to us and our financial condition could be materially harmed.

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

BioCancell requires substantial funding to discover, develop, protect and conduct research and development for its drug-candidates primarily for clinical trials of each cancer indication, and to manufacture and market any such product that may be approved for commercial sale. The current economic environment may cause difficulties in raising the funds needed for BioCancell to continue its operations.  We might allocate additional funds to support BioCancell in the future, in which case our cash reserves will decline and the dependence of our results on the results of BioCancell will increase. If we do not allocate additional funds to BioCancell, our holding in BioCancell could be diluted, our influence over its business could weaken and the value of our holding could materially decline. In January 2012, BioCancell raised $3 million from Clal Biotechnology Ltd., or CBI, and other investors in a private placement of 11,144,400 shares of BioCancell, at a price of NIS 1.00 per share. Pursuant to the anti-dilution adjustment provisions in our agreements with BioCancell, we received 1,025,979 shares of common stock and the exercise/conversion prices of our BioCancell warrant and convertible note decreased to NIS 1.00 per share.  Following this private placement and after taking into account these adjustments, our holdings in BioCancell decreased to 21.3% of BioCancell's outstanding capital stock on a fully diluted basis.

The pharmaceutical and biotechnology market is highly competitive. If BioCancell is unable to compete effectively with existing products, new treatment methods and new technologies, it may be unable to commercialize any therapeutic products that it may develop.

The biotechnology market is highly competitive, is subject to rapid technological change and is significantly affected by existing rival drugs and medical procedures, new product introductions and the market activities of other participants. Pharmaceutical and biotechnology companies pursue the research and development of technologies and other therapeutic products for the treatment of all of the diseases that BioCancell is targeting, including superficial bladder carcinoma, pancreatic and ovarian cancer.

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

BioCancell relies on third parties for the provision of materials required for the production of its leading drug candidate and for its research and development activities. Obtaining these materials requires various approvals as well as reaching a commercial agreement on acceptable terms with the provider of the materials. BioCancell may not be able to reach agreements with a sufficient number of suppliers or do so on terms acceptable to it. If BioCancell is unable to reach acceptable agreements with a sufficient number of suppliers of research materials, its research and development activities will be delayed and its ability to implement its business plan will be compromised.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment is enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

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

Provisions of Israeli law may delay, prevent or make more difficult a merger or other business combination, which may depress our share price.

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

As a consequence of our ownership of relatively substantial cash and investment assets, it is likely that we would be classified for U.S. federal income tax purposes as having been a passive foreign investment company, or PFIC, for each year since 2003, although the determination of PFIC status is made separately for each year and our PFIC status could change. Classification as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares, which could, in turn, cause a reduction in the value of our ordinary shares.  Classification as a PFIC also triggers the application of certain United States tax reporting requirements.

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

Our ordinary shares currently are traded on the Pink Sheets Electronic Quotation Service. Currently, we do not meet the initial listing conditions of the Nasdaq Stock Market. The market for shares quoted on the Pink Sheets is typically less liquid than that for shares listed on the Nasdaq Stock Market. This could make it more difficult for our shareholders to sell their shares at desired prices and amounts.

The market price of our ordinary shares is subject to fluctuations.

The market value of our ordinary shares has fluctuated over time. The following factors, among others, may significantly impact the market price of our ordinary shares:

•	the market price of BioCancell on the Tel Aviv Stock Exchange;

•	low trading volume of our ordinary shares;

•
BioCancell, its competitors or other third parties announcing business news, including new products, failures in the development of products, regulatory developments, new clinical data regarding current or future products, or earnings or losses;

•	political, economic or other developments affecting Israel;

•	global economic and other external factors; and

•	quarter-to-quarter fluctuations in our financial results.

Two shareholders may be able to control us.

Eric Paneth, one of our directors, beneficially owns approximately 13.0% of our outstanding ordinary shares. Izhak Tamir, our Chairman of the Board, beneficially owns approximately 11.9% of our outstanding ordinary shares. Currently, Messrs. Paneth and Tamir are not party to a shareholders agreement. However, if Messrs. Paneth and Tamir act together, they effectively may have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. Their combined equity interest in us may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or both of them.

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

A.  History and Development of the Company

We were incorporated on December 14, 1999 under the laws of the State of Israel. We are governed by the Israeli Companies Law, 5759-1999.  In September 2003, we changed our name from “Tioga Technologies Ltd.” to “Tikcro Technologies Ltd.”  Our principal executive offices are located at 16 Hatidhar St., Raanana 43652, Israel and our telephone number is (972-9)7442440.

Principal Capital Expenditures

We did not have any capital expenditures in 2009, 2010 or 2011.

B. Business Overview

General

Our business plan is to enter into one or more transactions with a wide variety of businesses without limitation as to their industry, revenues or losses. It is not possible at this time to predict when we will enter into any such transactions or what will be the industry, operating history, revenues, future prospects or other characteristics of any such business. Our ability to effect additional transactions is dependent on our ability to raise additional funds to pursue our business plan. We also provide funding for early-stage biotechnology projects, with an emphasis on solutions for the oncology market. The amount of funding we provide is immaterial and the risk of loss is high, but if the project succeeds we would be well-positioned to take a significant equity interest. In 2011, we recorded aggregate research and development expenses of $92,000 related to such projects. See Item 3.D “Risk Factors” above.

BioCancell

BioCancell is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapies for treating solid cancer tumors.  From the time of BioCancell’s inception in July 2004 through December 31, 2011, BioCancell invested approximately $28.2 million in research and development activities, general and administrative and other expenses, which is approximately similar to its operating loss over the same period.

Our Holdings in BioCancell

In July 2008, we acquired from BioCancell 837,521 shares its common stock for consideration of $0.5 million, at a price of $0.60 per share, in a privately negotiated transaction. As part of the transaction we also received a four-year convertible note due June 2012 in the principal amount of $2.0 million, bearing interest at 10% per year and convertible into up to 3,464,385 shares of common stock, as well as a five-year warrant expiring June 2013 to purchase up to 4,301,906 shares of BioCancell common stock for an exercise price of $0.716 per share. Following a private placement that BioCancell effected in March 2012, our full-ratchet anti-dilution adjustment provision was triggered, and as a result additional 1,025,979 shares of common stock were issued to us for no additional consideration, our convertible note is convertible into up to 9,244,823 shares of common stock at a conversion price of NIS 1.00 per share, and our warrant expiring June 2013 entitles us to purchase up to 4,301,906 shares of  common stock for an exercise price of NIS 1.00 per share.

We currently hold approximately 5% of the outstanding capital stock of BioCancell. The common stock of BioCancell is listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “BICL.” BioCancell has registered for resale with the Securities and Exchange Commission the shares of BioCancell common stock issued to us as well as the shares of common stock issuable upon conversion of our convertible note or upon exercise of our warrant. The shares of common stock issued to us pursuant to our anti-dilution provisions have not been registered for resale.

Until July 2011, we were party to a voting agreement with two existing major shareholders of BioCancell, CBI and Prof. Abraham Hochberg, to vote for one member of the board designated by Tikcro, for one member designated by CBI and for one member designated by Professor Hochberg. Under this agreement, each party was free to vote for other members of the Board, which is limited to a maximum size of nine members. This agreement was terminated in July 2011, and we did not enter into any other voting agreement.

We also agreed with BioCancell that we will provide general consulting services to BioCancell for an agreed fee and designate one member to BioCancell's executive committee.  The executive committee currently consists of four members, including one director designated by us, and its approval is required for material transactions, the adoption of annual budgets and any matters relating to its investment policies and working plan.

BioCancell's Biotechnology

BioCancell's research and development activities are built upon the isolation of the human H19 gene and its expression in over 40 different forms of cancer, including superficial bladder carcinoma and pancreatic and ovarian cancer, while laying dormant and non-expressed in non-cancerous cells. Research discovered that the H19 gene is significantly expressed in cancerous cells of between 70% and 84% of adult cancer patients, varying between cancer types. Research has also demonstrated that the H19 gene plays a significant role in the tumor development process by enabling tumor cells to survive under stress conditions, such as low serum and low oxygen levels, that are typical conditions of the environment in which cancerous cells develop. This survival supports the growth of the tumor and the development of metastases.

BioCancell is currently focused on clinical trials with its lead prospective drug, BC-819. The detection of expression of the H19 gene is a prerequisite for treatment by BC-819. BC-819 is a double stranded DNA plasmid construct that incorporates the gene for diphtheria toxin, or DTA under the regulation of the H19 promoter sequence. The DTA gene is transcribed into a cell-killing DTA peptide only in cells that produce H19 ribonucleic acid, or RNA. Once BC-819 DNA enters an H19-positive cancer cell, the cell can offer no resistance and is marked for death. The net result of this mechanism is highly selective tumor cell destruction. The strong safety profile of the plasmid is due, in part, to the fact that it produces the “A” portion only of diphtheria toxin inside cancerous cells. This toxin lacks the ability to penetrate other cells provided by the “B” portion, and consequently only acts to destroy the cell in which it is produced. Therefore, this therapeutic modality is specific for the H19- positive cancer cell and thus far has not been detected with known toxic effects on normal cells - a safety feature that is unique when compared to currently available cancer treatments.

BC-819 has also demonstrated potential with respect to combination therapy. Even in cells that produce small amounts of H19 regulatory RNA, it appears that BC-819, once transfected into the cancerous cells, acts to reverse the resistance of the cancer cells to chemotherapeutic agents. Moreover, the plasmid being used to deliver the cytotoxic DTA gene does not incorporate into the genome of the host. This has significant advantages over gene therapy platforms for cancer that depend on a “genetic correction” strategy.

BioCancell is developing two BC-819-based therapy strategies. The first therapy is for bladder cancer wherein BC-819 is mixed with a transfection agent (to facilitate entry of BC-819 molecules into the cancer cells) for bladder instillation. The second BC-819 approach is for cancers such as pancreatic and ovarian carcinomas in which BC-819 is injected directly into the tumor or instilled into the peritoneal cavity. Different routes of administration are employed depending upon the type of tumor (intravesical administration for bladder cancer, intratumoral injection for pancreatic cancer and intraperitoneal administration for ovarian cancer with ascites). All these delivery approaches are in the clinical trial stage. The transfection rate of cells by BC-819, which is performed through the different routes described above, varies by type of cancer.  Pursuant to BioCancell's pre-clinical research, such rate was below 25% with respect to each type of cancer.

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

•
Planned Phase IIb trial designed to treat patients with locally advanced, non-metastatic and non-resectable (inoperable) pancreatic cancer. This trial builds on results from a Phase I/IIa trial that enrolled 9 patients having this cancer indication. A first patient was already enrolled for this trial.

•	Phase I/IIa trial designed to treat ovarian cancer, in enrolment phase of 11 patients. An extension of this trial for additional 6 patients was recently granted.

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

C. Organizational Structure

We currently hold approximately 5% of the ownership and voting interests in BioCancell Therapeutics, Inc., a Delaware corporation headquartered in Jerusalem, Israel. If we convert our convertible notes in full, we will hold an aggregate of approximately 23% of BioCancell’s outstanding capital stock. Additionally, if we exercise the warrants to purchase shares we hold in full, we will hold an aggregate of approximately 29.3% of BioCancell’s outstanding capital stock. Such percentages take into account the issuance of shares by BioCancell upon this conversion and exercise but do not consider the conversion or exercise of any other securities.  Upon this conversion and exercise, we would hold an aggregate of approximately 21.3% of BioCancell’s outstanding capital stock on a fully diluted basis.

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

Overview

Our plan of operation is to explore the best course of action for Tikcro, including to attempt to merge or effect a business combination with a domestic or foreign, private or public operating company or to acquire minority stakes in one or more operating companies in new areas of operations.

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

We also provide funding for early-stage biotechnology projects, with an emphasis on solutions for the oncology market. The amount of funding we provide is immaterial and the risk of loss is high, but if the project succeeds we would be well-positioned to take a significant equity interest. In 2011, we recorded  an aggregate research and development expenses of $92,000 related to such projects.

In 2009, our financial income, generated mainly from an increase in the value of our investment in BioCancell, exceeded our expenses and resulted in a net income of $2.9 million. In 2010, we had financial expenses, net of $389,000, mainly from a decrease in the value of our investment in BioCancell, and expenses of $389,000 resulting in the net loss of $778,000. In 2011, we had financial expenses, net of $2,303,000, mainly from a decrease in the value of our investment in BioCancell, expenses of $557,000 and tax expenses due to tax withheld on payments on interest of $54,000, resulting in the net loss of $2,914,000.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles.

For additional information regarding our significant accounting policies please refer to Note 2 of our financial statements as of December 31, 2011 included in this report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical.  These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances.

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

Income Taxes

Based on the guidance in ASC 740 “Income Taxes”, we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We accrue interest and penalties related to unrecognized tax benefits in the provision for income tax.

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

Investment in BioCancell

We elected to apply the fair value option for our holdings in BioCancell’s common stock, convertible note and warrant in accordance with ASC No. 825, “Financial Instruments”. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of the use of fair value measurement being consistent with the FASB’s measurement objectives for accounting for financial instruments. ASC No. 825 provides companies with an option to report selected financial assets and financial liabilities at fair value, which can be elected on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date.

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

	Years Ended December 31,
	2009	2010	2011
Statement of Operations Data:
Research and development	$-	$-	$92
General and administrative expenses, net	448	471	541
Consulting Services	(61)	(82)	(76)
Operating loss	(387)	(389)	(557)
Financial income (expenses), net	3,282	(389)	(2,303)
Income before Taxes	2,895	(778)	(2,860)
Tax expenses	-	-	(54)
Net income (loss)	$2,895	$(778)	$(2,914)

Consulting Services.  We receive  consulting fees  in accordance with an agreement with BioCancell signed in July 2008, pursuant to which we provided funding to BioCancell. The fees from such consulting fees were $61,000 in 2009, $82,000 in 2010 and $76,000 in 2011, and are presented as "Consulting Services" under operating expenses

Research and development expenses. In 2011 we had expenses of $92,000 related to such projects mentioned above.

General and administrative expenses. There were no significant changes in general and administrative expenses in 2010 compared to 2009. General and administrative expenses rose in 2011 from $471,000 in 2010 to $541,000 in 2011  mainly due to an increase in salary expenses.

Financial income, net. Financial income consists primarily of mark-to-market of the investment in BioCancell and also interest on marketable securities and bank deposits. In 2009, our financial income included income from the mark-to-market adjustment of our investment in BioCancell in the amount of $3.2 million. In 2010, our financial expense included expense from the market to market adjustment of our investment in BioCancell in the amount of $524,000. In 2011, our financial expense included expense from the market to market adjustment of our investment in BioCancell in the amount of $2,592,000

Tax. In 2011, we had expenses of $54,000 due to tax withheld on payments on interest.

Net income.  In 2009, we had net income of $2.9 million, primarily as a result of financial income in the amount of $3.3 million, which was partly offset by our operating loss in the amount of $387,000.In 2010, we had net loss of $778,000 as a result of financial expenses in the amount of $389,000 and operating loss in the amount of $389,000.In 2011, we had net loss of $2,914,000 as a result of financial expenses in the amount of $2,303,000 and operating loss in the amount of $557,000.

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

We may have from time to time expenses denominated in new Israeli shekels. Such expenses would decrease as a result of a devaluation of the new Israeli shekel in relation to the U.S. dollar. The value of the U.S. dollar declined against the NIS in 2009 and 2010, which caused our NIS denominated expenses to increase. The value of the U.S. dollar remained stable against the NIS in 2011. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the new Israeli shekel against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	NIS-USD Devaluation Rate	Israel Inflation Adjusted for Devaluation

2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.6	(5.4)

B. Liquidity and Capital Resources

We had working capital of $7.2 million as of December 31, 2009, $7.1 million as of December 31, 2010 and $9.9 million as of December 31, 2011.  We believe that we have sufficient working capital for at least the next 12 months.

In 2009, we had net income of $2.9 million and we used $351,000 of cash from operations. In 2010, we had net loss of $778,000 and we used $238,000 of cash from operations. In 2011, we had net loss of $2.9 million and we used $193,000 of cash from operations.

We generated net cash of $1.5 million from investment activities in 2009. We generated net cash of $234,000 from investment activities in 2010. We did not generate any cash from investment activities in 2011.

In 2009, 2010 and 2011, we did not have any cash flow from financing activities.

C. Research and Development, Patents and Licenses

Research and development expenses include funding for early-stage biotechnology projects and are charged to the statement of operations, as incurred.

D. Trend Information

None.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2011, we had no contractual obligations of the type required to be disclosed in this section.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of April 24, 2012:

Name	Age	Position
Izhak Tamir	59	Chairman of the Board
Eric Paneth	60	Director
Liat Hadad	40	External Director
Yiftach Atir	62	External Director
Aviv Boim	44	Chief Executive Officer

The business experience of each of our directors and executive officers is as follows:

Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and served as our Chief Executive Officer from August 2003 to December 2007. He has served as President and a Director of Orckit Communications Ltd. ("Orckit") since it was co-founded by him and by Mr. Paneth in 1990 and as Orckit’s Chairman of the Board from July 2008 to September 2011. Mr. Tamir has served as Chairman of the Board of Orckit-Corrigent Ltd., a subsidiary of Orckit, since 2001, as Chief Executive Officer of Orckit-Corrigent Ltd.since May 2007 and as a Director of Gilat Satellite Networks Ltd. since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

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

Aviv Boim has served as our Chief Executive Officer since October 2010.  He joined Tikcro in January 2008 as Chief Executive Officer and later served in the capacity of our representative to the board of directors of BioCancell. From 1998 to 2007, he served as the Chief Financial Officer of Orckit. From August 1996 to February 1998, Mr. Boim was a banker with BT Alex. Brown Incorporated, an investment banking firm. From August 1993 until August 1996, Mr. Boim was a vice president of Giza Ltd., Tel Aviv, an investment banking firm. Mr. Boim holds a B.A. and an M.A. in economics and management from Tel Aviv University and an L.L.B. from Tel Aviv University Law School.

There are no family relationships between any director or senior manager. There are no arrangements or understandings between any director or senior manager and any other person pursuant to which the director or senior manager was selected.

B. Compensation

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (five persons) who served in the capacity of director or executive officer in the year ended December 31, 2011, was approximately $231,000. The foregoing amounts consist of the fees paid to our directors and chief executive officer. Our statutory external directors are paid cash compensation of NIS 36,250 (approximately $9,600) per year and NIS 1,855 (approximately $490) per meeting. Our other directors are paid only a participation fee in the amount of $1,000 for attendance at each meeting of the board of directors or committee thereof.  Mr. Tamir does not receive any additional compensation for serving as our Chairman of the Board.

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

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship;

•	control; or

•	service as an office holder.

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

   Election Of External Directors

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	at least a majority of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

•	the total number of shares voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

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

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company.  A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including, for this purpose, a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder, employee or service provider, require the approval of the audit committee, the board of directors and the shareholders of the company in that order.  The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

•	at least a majority of the shares of shareholders who have no personal interest in the transaction and who vote on the matter vote in favor thereof; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the voting rights in the company.

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

D. Employees

We had two employees as of December 31, 2009 and one employee as of December 31, 2010 and 2011.

E. Share Ownership

As of April 24, 2012, Mr. Eric Paneth beneficially owned 1,156,602 ordinary shares, or approximately 13.0% of our outstanding ordinary shares, Mr. Izhak Tamir beneficially owned 1,061,701 ordinary shares, or approximately 11.9% of our outstanding ordinary shares, and Mr. Aviv Boim beneficially owned 885,287 ordinary shares, or approximately 9.9% of our outstanding ordinary shares (of which 215,369 are restricted shares issued under the 2003 Plan). None of our other directors beneficially owns 1% or more of our outstanding ordinary shares.

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

As of April 24, 2012, we had outstanding (i) options to purchase a total of 133,334 ordinary shares, all of which were held by our directors, and (ii) 215,369 restricted shares that are subject to contractual restrictions on transfer and are subject to repurchase by us for no consideration under certain circumstances.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 24, 2012 (unless otherwise specified), by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)
Steven N. Bronson(2)	1,198,755	13.5%
Eric Paneth	1,156,602	13.0%
Izhak Tamir	1,061,701	11.9%
Aviv Boim(3)	885,287	9.9%
_______________
(1)	Based on 8,898,861 ordinary shares outstanding on April 24, 2012.
(2)	Based on a Schedule 13D/A filed February 19, 2010.
(3)	Includes 215,369 restricted shares issued under the 2003 Plan.

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

As of April 16, 2012, there were 53 holders of record of our ordinary shares in the United States who collectively held approximately 67% of our outstanding ordinary shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

Relationship between Tikcro and Orckit

Tikcro and Orckit, except as otherwise contemplated in the agreement referred to below during the term of such agreement, operate independently of one another as separate public companies. We believe that the agreement described below was entered into on terms similar to terms that would be obtained from independent third parties.

On July 1, 2003, Tikcro signed a Services Agreement with Orckit for administrative services, including bookkeeping and office services, as well as for certain services related to the evaluation of prospective opportunities for a business combination. This agreement was terminated on June 1, 2011 and replaced with a management services agreement with a third party contractor

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and other Financial Information

See financial statements under Item 18.

Legal Proceedings

In June 2009, our shareholders Steven and Kimberly Bronson filed a complaint in the District Court of Tel Aviv-Jaffa against us and our present or former directors and/or officers, Izhak Tamir, Eric Paneth and Aviv Boim, requesting, among other things, an order that we call a meeting of shareholders to vote on (i) a proposal to amend our articles of association to grant to our shareholders the power, normally conferred upon the board of directors, to determine plans of action for the company and (ii) if such proposal is approved by our shareholders, a proposal to approve a distribution of substantially all of our cash and all of our securities in BioCancell.  In September 2011, the court dismissed this lawsuit, and all claims sought against us and our directors were rejected.

B. Significant Changes

No significant change has occurred since December 31, 2011, except as otherwise disclosed in this Annual Report.

ITEM 9.	The Offer and Listing

A.  Offer and Listing Details

Our ordinary shares are currently quoted on the Pink Sheets Electronic Quotation Service under the symbol TIKRF.  The Pink Sheets typically has lower liquidity than the Nasdaq Global Market.

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the Nasdaq Global Market, the OTC Bulletin Board or the Pink Sheets.

Calendar Year	Price Per Share
	High	Low

2007	1.38	1.01
2008	1.14	0.40
2009	0.95	0.45
2010	0.96	0.63
2011	0.78	0.44

Calendar Quarter	Price Per Share
	High	Low
2010
First Quarter	0.96	0.67
Second Quarter	0.88	0.70
Third Quarter	0.86	0.67
Fourth Quarter	0.82	0.63
2011
First Quarter	0.72	0.66
Second Quarter	0.78	0.65
Third Quarter	0.70	0.52
Fourth Quarter	0.55	0.44
2012
First Quarter	0.55	0.42
Second Quarter (through April 20, 2012)	0.46	0.42

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are quoted on the Pink Sheets Electronic Quotation Service under the symbol TIKRF.

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

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities, partners or other equity owners in partnerships or other pass-through entities, U.S. Holders whose functional currency is not the U.S. dollar, U.S. Holders who have elected mark-to-market accounting, U.S. Holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, U.S. Holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. Holders selling our ordinary shares short, U.S. Holders deemed to have sold our ordinary shares in a “constructive sale,” and U.S. Holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.

Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars).  This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition.  Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2012. Beginning in 2013, the maximum tax rate applicable to long-term capital gains currently is scheduled to rise to 20%.  Short-term capital gains generally are taxed at the same rates applicable to ordinary income.  If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss is treated as a short-term capital gain or loss.  See “Israeli Tax Considerations — Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares.  Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains.  In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes under certain circumstances.

A U.S. Holder’s tax basis in his, her or its ordinary shares generally will be the U.S. dollar purchase price paid by such U.S. Holder to acquire such ordinary shares.  The U.S. dollar cost of an ordinary share purchased with foreign currency generally will be the U.S. dollar value of the purchase price on the date of purchase or, in the case of ordinary shares that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase.  Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

In the case of a U.S. Holder who uses the cash basis method of accounting and who receives NIS in connection with a taxable disposition of ordinary shares, the amount realized will be based on the “spot rate” of exchange on the settlement date of such taxable disposition.  If such U.S. Holder subsequently converts NIS into U.S. dollars at a conversion rate other than the spot rate in effect on the settlement date, he, she or it may have a foreign currency exchange gain or loss treated as ordinary income or loss for U.S. federal income tax purposes.  A U.S. Holder who uses the accrual method of accounting may elect the same treatment required of cash method taxpayers with respect to a taxable disposition of ordinary shares, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the U.S. Internal Revenue Service.  If an accrual method U.S. Holder does not elect to be treated as a cash method taxpayer (pursuant to U.S. Treasury Regulations applicable to foreign currency transactions), such U.S. Holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of the NIS on the date of taxable disposition and the settlement date.  Any such currency gain or loss  generally would be treated as U.S.-source ordinary income or loss and would be subject to tax in addition to any gain or loss recognized by such U.S. Holder on the taxable disposition of ordinary shares.

Treatment of Distributions

For U.S. federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations -- Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. Currently, a noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15%, although the rate applicable to dividend income is scheduled to return to the rate applicable to ordinary income for tax years beginning after December 31, 2012. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S.,  or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.”

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

There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a publicly-traded foreign corporation’s assets for purposes of the Asset Test.  The legislative history of the U.S. Taxpayer Relief Act of 1997 (the “1997 Act”) indicates that for purposes of the Asset Test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.”  It is unclear, whether other valuation methods could be employed to determine the value of our assets for purposes of the Asset Test.

Based on the composition of our gross income, the composition and value of our gross assets and the amount of our liabilities during each year since 2003, we believe that we are likely to be treated as having been a PFIC in each such year, including 2011.  There also can be no assurance that we will not be deemed a PFIC in 2012 or any other future tax year.

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market ”  election (both as described below):

•
The U.S. Holder would be required to (a) report as ordinary income any so-called “excess distributions” allocated to the current tax year,(b) pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate applicable to ordinary income in effect for such prior year, and (c) pay an interest charge on the resulting tax at the rate applicable to deficiencies of U.S. federal income tax. “Excess distributions” with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year.  Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares.

•
The entire amount of any gain realized by such U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an “excess distribution” subject to tax as described above.

•
The tax basis of ordinary shares acquired from a decedent who was a U.S. Holder generally would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis, if lower.

Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during the U.S. Holder’s holding period, if we cease to be a PFIC, the U.S. Holder may avoid the consequences of PFIC classification for subsequent years if such U.S. Holder elects to recognize gain based on the unrealized appreciation in such U.S. Holder’s ordinary shares through the close of the tax year in which we cease to be a PFIC.

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

A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. Holder.  A QEF Election is effective for the tax year for which the election is made and all subsequent tax years of the U.S. Holder.  Procedures exist for both retroactive elections and the filing of protective statements.  A U.S. Holder making a QEF Election must make the election by completing U.S. Internal Revenue Service Form 8621 and attaching it to such U.S. Holder’ U.S. federal income tax return for the first tax year to which the election will apply, and must satisfy additional filing requirements each year the election remains in effect. Upon the request of a U.S. Holder who wishes to make a QEF Election, we will provide to such U.S. Holder  the information required to make the QEF Election and to make subsequent annual filings.

As an alternative to a QEF Election, a U.S. Holder generally may elect to mark his, her or its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the tax year, between the fair market value of his, her or its ordinary shares and the adjusted tax basis of such shares.  If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value generally will not be available.  Rather, the tax basis of ordinary shares in the hands of a U.S. Holder who acquires them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues, unless revoked with the consent of the U.S. Internal Revenue Service.

The implementation of many aspects of the Code’s PFIC rules requires the issuance of Treasury Regulations which in many instances have yet to be promulgated and which may have retroactive effect when promulgated.  We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion.  For example, under legislation enacted by the U.S. in 2010, U.S. Holders will be required to file a special information return for each year in which we are treated as a PFIC. The U.S. Internal Revenue Service has announced that it is developing guidance for filing this annual information return and intends to revise U.S. Internal revenue Service Form 8621(Return by a Shareholder of a Passive Investment Company or a Qualified Electing Fund) to implement this guidance, but until such guidance is issued and the revised Form 8621 is issued, the new annual reporting requirement is suspended for PFIC shareholders not otherwise required to file Form 8621.

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

The foregoing discussion of certain U.S. federal income tax considerations is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes. Each U.S. Holder should consult with his, her or its own tax advisor regarding U.S. federal, state, local and non-U.S. income and other tax consequences of the acquisition, ownership and disposition of our ordinary shares.

Israeli Tax Considerations

The following is a summary of the principal tax laws applicable to companies in Israel, with special reference to their effect on us.  This section also contains a discussion of certain Israeli tax consequences to persons holding ordinary shares.  This summary does not discuss all the provisions of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to certain types of investors subject to special treatment under Israeli law, such as traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting share capital.  To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in this discussion will be accepted by the tax authorities or the courts. The discussion should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, which came into effect on January 1, 2012, the corporate tax rate is scheduled to remain at the rate of 25% for future tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

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

As of January 1, 2012, the tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 30%. However, the above tax rates may not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

The tax basis of listed shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

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

Tax on Dividends to Non-Israeli Resident Shareholders

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends.  On distributions of dividends other than bonus shares, or stock dividends, income tax is generally applicable at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution.  A different rate may be provided in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and in certain circumstances if such shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend as well as the previous tax year, and not more than 25% of our gross income consists of interest or dividends, the maximum Israeli tax on dividends paid to such corporation is 12.5%.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.  At December 31, 2011, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk Management

As of December 31, 2011, we had $7.0 million of cash and short-term investments, primarily all of which was linked to the U.S. dollar.

ITEM 12.	Description of Securities other than Equity Securities

None.

PART II

ITEM 13.	Defaults, Dividend Averages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of December 31, 2011. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our principal executive and financial officer. Based on this evaluation, our principal executive and financial officer has concluded that our disclosure controls and procedures are effective to alert him on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

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

Our management conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2011 and concluded that our internal control over financial reporting was effective as of December 31, 2011.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2011 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.       Audit Committee Financial Expert

Our board of directors has determined that we require one director with "financial and accounting expertise", as defined under the Companies Law, and that Yiftach Atir has such expertise.  Mr. Atir qualifies as an "external director" under the Companies Law and as an "independent director" under the Nasdaq Market Rules.  We do not believe that Mr. Atir satisfies all the qualifications of an "audit committee financial expert", as defined in Item 16A of Form 20-F, but we believe that his qualifications are sufficient for the scope and complexity of our operations.

ITEM 16B.       Code of Ethics

Our board of directors has adopted a Code of Ethics.  We will provide a copy of our Code of Ethics free of charge to any person who requests one. Such requests may be sent to our offices at 126 Yigal Allon Street, Tel Aviv, Israel, Attention: Chief Executive Officer.

ITEM 16C.        Principal Accountant Fees and Services

For 2010 and 2011, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2010	2011
Audit Fees	$44,500	$39,500
Tax Fees	5,500	5,500
All Other Fees	0	0
Total	$50,000	$45,000

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

ITEM 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.        Change in Registrant’s Certifying Accountant

None.

ITEM 16G.        Corporate Governance

Not Applicable.

ITEM 16H.        Mine Safety Disclosure

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

Date:  April 29, 2012

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
101.1
Interactive Data Files  in XBRL format of the following materials from our Annual Report on Form 20-F for the year ended December 31, 2011 are furnished herewith: (i) the Balance Sheets, (ii) the Statements of Operations, and (iii) the Statements of Changes in Shareholders' Equity, (iv) the Statements of Cash Flows and (v) Notes to Financial Statements (f)

________________________

(a)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 0-30820).

(b)	Incorporated by reference to Tikcro’s Report on Form 6-K filed with the Securities and Exchange Commission on September 14, 2005.

(c)	Incorporated by reference to Tikcro’s Registration Statement on Form S-8 (File No. 333-12904).

(d)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2007 (File No. 0-30820).

(e)	Incorporated by reference to Tikcro’s Shell Company Report on Form 20-F filed on August 5, 2008 (File No. 0-30820).

(f)	Included herewith.

TIKCRO TECHNOLOGIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TIKCRO TECHNOLOGIES LTD.

We have audited the accompanying balance sheets of Tikcro Technologies Ltd. ("the Company") as of December 31, 2010 and 2011, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010 and 2011, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 29, 2012	A Member of Ernst & Young Global

TIKCRO TECHNOLOGIES LTD.

BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2010	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,905	$4,712
Marketable securities (Note 3)	2,365	2,273
Other current assets	156	165
Investment in BioCancell (Note 5)	-	3,033

Total current assets	7,426	10,183

Investment in BioCancell (Note 5)	5,625	-

Total assets	$13,051	$10,183

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES: (Note 11a)	$318	$302

Total current liabilities	318	302

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY (Note 7):
Share capital -
Ordinary shares of NIS 0 par value - Authorized: 16,666,667 shares at December 31, 2010 and 2011; Issued: 10,095,912 and shares at December 31, 2010 and 2011; Outstanding: 8,648,861 at December 31, 2010 and 2011.	-	-
Additional paid-in capital	146,528	146,601
Less - treasury shares, at cost, 1,447,051 Ordinary shares at December 31, 2010 and 2011	(1,065)	(1,065)
Accumulated other comprehensive income	15	4
Accumulated deficit	(132,745)	(135,659)

Total shareholders' equity	12,733	9,881

Total liabilities and shareholders' equity	$13,051	$10,183

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share and per share data

	Year ended December 31,
	2009	2010	2011

Operating costs and expenses:

Research and development	$-	$-	$92
General and administrative expenses	448	471	541
Consulting services (Note 9)	(61)	(82)	(76)

Operating loss	387	389	557
Financial income (expenses), net (Note 11b)	3,282	(389)	(2,303)

Income (loss) before taxes	2,895	(778)	(2,860)

Tax expenses	-	-	54

Net income (loss)	$2,895	$(778)	$(2,914)

Net earnings (loss) per share (Note 10):

Basic net earnings (loss) per share	$0.35	$(0.09)	$(0.34)

Weighted average number of shares used in computing basic earnings (loss) per share	8,347,179	8,475,833	8,562,402

Diluted net earnings (loss) per share	$0.34	$(0.09)	$(0.34)

Weighted average number of shares used in computing basic earnings (loss) per share	8,392,283	8,475,833	8,562,402

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Outstanding		Additional	Accumulated other			Total	Total
	Ordinary shares		paid-in	comprehensive	Treasury	Accumulated	comprehensive	shareholders'
	Number	Amount	capital	income	shares	deficit	income (loss)	equity

Balance at January 1, 2009	8,514,757	$-	$146,313	$38	$(1,065)	$(134,862)		$10,424

Issuance of shares (Note 7)	41,216	-	-	-	-	-	-	-
Issuance of shares	863	-
Stock based compensation	-	-	84	-	-	-	-	84
Comprehensive income:
Reclassification adjustments to income on marketable securities	-	-	-	(38)	-	-	$(38)	(38)
Net income	-	-	-	-	-	2,895	2,895	2,895

Total comprehensive income							$2,857

Balance at December 31, 2009	8,556,836	-	146,397	-	(1,065)	(131,967)		13,365

Issuance of shares (Note 7)	92,025	-						-
Stock based compensation	-	-	131	-	-	-	-	131
Comprehensive loss:
Unrealized gain on available-for-sale marketable securities	-	-	-	15	-	-	$15	15
Net loss	-	-	-	-	-	(778)	(778)	(778)

Total comprehensive loss							$(763)

Balance at December 31, 2010	8,648,861	-	146,528	15	(1,065)	(132,745)		12,733

Stock based compensation	-	-	73	-	-	-	-	73
Comprehensive loss:
Unrealized loss on available-for-sale marketable securities	-	-	-	(11)	-	-	$(11)	(11)
Net loss	-	-	-	-	-	(2,914)	(2,914)	(2,914)

Total comprehensive loss							$(2,925)

Balance at December 31, 2011	8,648,861	$-	$146,601	$4	$(1,065)	$(135,659)		$9,881

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from operating activities:

Net income (loss)	$2,895	$(778)	$(2,914)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Increase in other current assets	(29)	(69)	(9)
Increase (decrease) in other current liabilities	(55)	38	(16)
Accrued interest on marketable securities and deposits	(8)	(38)	-
Accretion of discount on marketable securities, net	(6)	52	81
Decrease (increase) in fair value of investment in BioCancell	(3,198)	524	2,592
Value of shares received in connection with BioCancell investment related to consulting services	(34)	(52)	-
Gain on sale of BioCancell shares	-	(46)	-
Stock based compensation	84	131	73

Net cash used in operating activities	(351)	(238)	(193)

Cash flows from investing activities:

Purchase of available-for-sale marketable securities	-	(2,402)	-
Purchase of bank deposits	(2,500)	-	-
Proceeds from realization of available-for-sale marketable securities	4,000	-	-
Proceeds from realization of bank deposits	-	2,523	-
Proceeds from sale of BioCancell shares	-	113	-

Net cash provided by investing activities	1,500	234	-

Increase (decrease) in cash and cash equivalents	1,149	(4)	(193)
Cash and cash equivalents at the beginning of the year	3,760	4,909	4,905

Cash and cash equivalents at the end of the year	$4,909	$4,905	$4,712

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Supplemental disclosure of cash flows activities:

Cash transactions during the year for:

Taxes paid	$-	$-	$(46)

Non-cash activities:

Value of shares received in connection with consulting to BioCancell (Note 5)	$56	$47	$-

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

The Company also provides funding for early-stage biotechnology projects, with an emphasis on solutions for the oncology market. The amount of funding is immaterial and the risk of loss is high, but if the project succeeds the Company would be well-positioned to take a significant equity interest.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"), followed consistently.

b.	Use of estimates:

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining the investment in BioCancell for which the Company chose to apply the fair value option and stock based compensation. Actual results could differ from those estimates.

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

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, "Investments - Debt and Equity Securities".

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies all of its marketable securities as available for sale. Available for sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sale of investments are included in "financial income (expenses), net" and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in "financial income (expenses), net".

The Company recognizes an impairment charge when the fair value of a debt security is below its cost basis of such security and such decline is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the decline, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statement of operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. For the three years ended December 31, 2011, the Company did not identify any other-than-temporary impairment loss.

f.	Investment:

The Company adopted ASC No. 825, "Financial Instruments" as of the date of the investment in BioCancell and elected to apply the fair value option to its investments. The primary reasons for electing the fair value option were simplification and cost-benefit considerations, as well as expansion of the use of fair value measurement being consistent with the FASB's measurement objectives for accounting for financial instruments. The losses and gains due to changes in fair value for items measured at fair value pursuant to election of the fair value option were included in financial income (expenses), net. See also Note 5.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Research and development expenses:

Research and development expenses include funding for early-stage biotechnology projects and are charged to the statement of operations, as incurred.

h.	Income taxes:

The Company account for income taxes in accordance with ASC No. 740, "Income Taxes". This ASC prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it not is more likely than not that a portion or all of the deferred tax assets will be realized.

Based on ASC No. 740 a two-step approach is used to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. When necessary, the Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

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

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. No options were granted during 2009, 2010 and 2011. The Company grants restricted shares and values them based on the market value of the underlying shares at the date of grant.

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

The total number of shares excluded from the calculation of the diluted net earnings (loss) per share, because they had anti-dilutive effect, for the years ended December 31, 2009 and 2010 and 2011, were 66,667, 288,323 and 288,323, respectively.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and available-for-sale marketable debt securities.

Cash, cash equivalents, deposits and marketable securities are invested in major banks in Israel and the U.S., mainly in U.S. dollars. Such funds in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the institutions in which the Company invests and the financial institutions that hold the Company's investments are financially sound and, accordingly, low credit risk exists with respect to these investments.

The Company often invests in marketable securities that consist of  investments in corporate investment grade debentures.

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

n.	Recently issued accounting standards:

In June 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-05 presentation of comprehensive income topic 220, which amended existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. The guidance requires retrospective application, and it is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's financial statements. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2010			December 31, 2011
			Estimated			Estimated
		Gross	fair		Gross	fair
	Amortized	unrealized	market	Amortized	unrealized	market
	cost	Gains	value	cost	gains	value
Available-for-sale:
Corporate debentures	$2,350	$15	$2,365	$2,269	$4	$2,273

As of December 31, 2011 the marketable securities have contractual maturities of up to six months.

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820 and ASC No. 825, the Company measures its investment, which is comprised from investments in Ordinary shares, convertible loans and warrants (see also Note 5) at fair value. Investment in Ordinary shares and in marketable securities are classified within Level 2, since these assets are valued using quoted market price in an active market.

Convertible loan and warrants of Biocancell are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant, which are based on a valuation using an independent valuation firm. The valuation uses a binominal model for evaluating derivatives, combined with other market-based analysis. The main variables for the valuations are: average returns of notes of similar traded firms, historical variance of the investee's stock price, applicable currency exchange rates, and risk free interest rates. Key assumptions in determining the estimated fair value of the convertible loan and warrants as of December 31, 2011 include (a) the risk free interest rate of 0.07% and 0.20% for the convertible loan and warrants, respectively (2010: 0.48% and 0.85%, respectively) and (b) a volatility of 51.5% (2010: 73.2%) (c) Probability of the full ratchet mechanism. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. Expected volatility was calculated based upon actual historical stock price movements.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company's financial assets measured at fair value on a recurring basis consisted of the following types of instruments:

	As of December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities- corporate debentures	$-	$2,365	$-	$2,365
Investment in BioCancell - investment in Ordinary shares	636	-	-	636
Investment in BioCancell - investment in convertible loan and warrants (*)	-	-	4,989	4,989

Total financials assets	$636	$2,365	$4,989	$7,990

*)	Including accrued interest on the loan.

	As of December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities - corporate debentures	$-	$2,273	$-	$2,273
Investment in BioCancell - investment in Ordinary shares	265	-	-	265
Investment in BioCancell - investment in convertible loan and warrants (*)	-	-	2,768	2,768

Total financials assets	$265	$2,273	$2,849	$5,396

*)	Including accrued interest on the loan.

During the years 2010 and 2011, there have been no transfers in and/or out of Level 3. All changes in the Level 3 were as a result of changes in fair value.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVESTMENT IN BIOCANCELL

	December 31,
	2010	2011
Common stock
Convertible loan	$636	$265
Warrants	3,650	2,680
	1,339	88

Investment in BioCancel	$5,625	$3,033

In July 2008, the Company signed an agreement with BioCancell Therapeutics, Inc. ("BioCancell"), an Israel-based clinical-stage biopharmaceutical company, whose Common stock is listed on the Tel Aviv Stock Exchange. As part of the agreement, the Company provided funding to BioCancell, is entitled to appoint one member to BioCancell's board of directors and provides BioCancell with certain consulting services. It was also agreed between Tikcro and two major shareholders of BioCancell, who held together with Tikcro more than 25% (but less than 50%) of the shares of BioCancell, to vote for one member of the board for each of these 3 shareholders. The agreement was terminated on July 27 2011. Furthermore, no restrictions were made on the vote for other members of the board.

The initial investment included a purchase of 837,521 shares of Common stock of BioCancell at a price per share in NIS equal to $ 0.597 ($ 500 in total), a convertible note due June 2012 in the principal amount of $2.0 million, bearing interest at 10% per year and convertible into up to 3,464,385 shares of common stock with a conversion price per share in NIS equal to $ 0.716, and a five-year warrant expiring June 2013 to purchase from BioCancell up to 4,301,906 shares of Common stock at a price per share in NIS equal to $ 0.716. The interest accrued on the convertible note until September 30, 2010 was accumulated as part of the loan value.

As the convertible note is due in July 2012, the Company expects to realize the entire investment in 2012. Therefore, as of December 31, 2011, the investment was classified in short term investments.

During 2010, the Company sold 104,372 shares of Common stock of BioCancell for consideration of $ 113.During 2008, 2009 and 2010 the Company received 191,817 shares of Common stock for consulting services. During 2011, shares regarding consulting services were not received and were accounted for in other current assets. As of December 31, 2011, Tikcro's voting stock interest in BioCancell, based on its outstanding Common stock of 924,966 shares, represented approximately 3.5% (17% on a fully diluted basis).

In addition, Tikcro was entitled to a "full ratchet" anti-dilution protection in cases Biocancell issues additional securities, under terms stipulated in the agreement. Following a private placement that BioCancell effected in March 2012, the full-ratchet anti-dilution adjustment provision was triggered, and as a result additional 1,025,979 shares of Common stock were issued to the Company for no additional consideration. The convertible note is convertible into up to 9,244,823 shares of common stock at a conversion price of NIS 1.00 per share, and the warrant expiring June 2013 entitles the Company to purchase up to 4,301,906 shares of common stock for an exercise price of NIS 1.00 per share.

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

As a result of applying ASC No. 825, the Company has recorded the change in fair value of the investment as financial income in the amount of $ 3,198 for the year ended December 31, 2009, and financial expenses in the amount of $ 524 and $ 2,592 for the years ended December 31, 2010 and 2011, respectively.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVESTMENTS (Cont.)

The Company undertook to pay a fee of 4% of the net realized profits from securities held in portfolio companies.

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Directors and officers indemnification agreements:

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

As of December 31, 2011, there are no other legal proceedings pending against the Company or its directors.

In June 2009, one of the Company's shareholders holding 1,198,755 shares representing approximately 14% of the outstanding shares at that time filed a complaint in the District Court of Tel Aviv against the Company and certain of its present directors and a former officer requesting, among other things, an order that the Company call a meeting of shareholders to vote on (i) a proposal to amend the Company's articles of association to grant to its shareholders the power, normally conferred upon the board of directors, to determine plans of action for the Company and (ii) if such proposal is approved by the Company's shareholders, to approve a distribution of substantially all of the Company's cash and all of its securities in BioCancell.

In September 2011, the District Court at Tel Aviv dismissed the complaint. All claims sought against the Company and the directors were rejected.

NOTE 7:-	SHAREHOLDERS' EQUITY

a.	Ordinary shares:

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

b.	Stock option plans:

1.	Under the Company's stock option plan (as amended in December 2007) ("the Plan"), shares and options to purchase shares may be granted to employees, officers, consultants and directors of the Company.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS' EQUITY (Cont.)

2.	No options were granted, exercised or forfeited during 2009, 2010 and 2011. As of December 31, 2011, an aggregate of 1,891,356 Ordinary shares of the Company were reserved for issuance under the plan.

3.
Options granted generally become fully exercisable after three to four years and expire no later than 10 years from the approval date of the option plan under terms of grant. Any option forfeited or cancelled before expiration become available for future grants.

The following is a summary of the Company's stock options transactions in 2011:

	Amount	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value *)

Options outstanding at beginning of year	133,334	$0.92	4.14	$-
Granted	-	$-	-	$-
Exercised	-	$-	-	$-

Options outstanding at end of year	133,334	$0.92	3.14	$-

Vested and expected to vest at end of year	133,334	$0.92	3.14	$-

Options exercisable at end of year	133,334	$0.92	3.14	$-

*)	The options were out of the money as of December 31, 2011 and 2010 and their intrinsic value was considered as zero.

The options outstanding as of December 31, 2011, have been separated into two exercise prices as follows:

	Options
	outstanding and exercisable	Weighted average
	as of	remaining
Exercise	December 31,	contractual
price	2011	life (years)

$ 0.87	66,667	1.65
$ 0.97	66,667	4.62

	133,334	3.14

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS' EQUITY (Cont.)

4.	The following table summarizes information relating to restricted shares, as well as changes to such awards during 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011

Outstanding at beginning of year	223,763	181,808	132,050
Granted	59,621	73,620	250,000
Vested	(101,576)	(123,378)	(138,711)

Outstanding as of December 31,	181,808	132,050	243,339

The weighted average fair values at grant date of restricted shares granted for the years ended December 31, 2009, 2010 and 2011 were $ 0.59, $ 0.6 and $0.51 respectively.

Restricted shares are subject to a repurchase right by the Company on certain occasions. Under the repurchase right, the Company may reacquire a pro-rata portion of the granted shares, for no consideration, if certain conditions occur including the employees' end of service with the Company.

As of December 31, 2011, there was $124 of total unrecognized compensation cost related to share-based compensation arrangement granted under the plan. That cost is expected to be recognized over a weighted-average period of 2.25 year.

During 2009 and 2010, the Company shortened the vesting schedule of certain restricted shares that, as of December 31, 2011, are fully vested. According to ASC No. 718, the change was treated as a modification. Accordingly, in the financial statements for the years ended December 31, 2009 and 2010, the Company recorded incremental compensation

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

Taxable income of Israeli companies is subject to tax at the rate of 26% in 2009, 25% in 2010, and 24% in 2011.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly. The application of the amendment did not have a material effect on the Company's financial statements.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2010	2011
Deferred tax assets:
Net operating loss and capital loss carry forward	$28,951	$37,126
Valuation allowance	(28,389)	(37,069)

Deferred tax asset	562	57

Deferred tax liability - increase in fair value of long-term investment	(562)	(57)

Net deferred tax asset	$-	$-

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	TAXES ON INCOME (Cont.)

Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax assets regarding the loss carry-forward and other temporary differences will not be realized in the foreseeable future.

c.	Net operating losses carry-forward:

The Company has accumulated operating losses for tax purposes as of December 31, 2011 in the amount of approximately $ 27,971(denominated in NIS), which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of approximately $ 117,784 (denominated in NIS), which may be carried forward and offset against capital gains.

d.
The main reconciling item from the statutory tax rate of the Company to the effective tax rate are valuation allowances provided for deferred tax assets. Tax expenses represent tax withheld from the Company.

e.
Tax assessments for the tax years up to and including 2004 are considered as final subject to the powers vested with the director of the tax authority pursuant to sections 145, 147 and 152 of the Income Tax Ordinance.

f.	As of December 31, 2010 and 2011, the Company did not have any unrecognized tax benefits or uncertain tax positions.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	RELATED PARTY TRANSACTIONS

The balances with and the results of operations from transactions with related parties were as follows:

	December 31,
	2010	2011
Balances:

Payables *)	$(14)	$-

Receivables **)	$107	$70

	Year ended December 31,
	2009	2010	2011
Transactions:

Administrative services *)	$48	$48	$25

Consulting services **)	$61	$82	$76

Interest on convertible loan see Note 5	$-	$41	$244

*)
In January 2000, Orckit Communications Ltd ("Orckit") executed a plan of separation which divided Orckit into two separate companies: (i) Tikcro, and (ii) Orckit. A portion of Orckit's and the Company's shares beneficially owned by shared owners. Orckit provided the Company with certain administrative services until June 30, 2011.

**)
Consulting services provided by the Company in connection with the investment in BioCancell, see Note 5.The consulting fees are recorded as on offset in the operating expenses in the statement of operations.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share.

	Year ended December 31,
	2009	2010	2011

Net income (loss)	$2,895	$(778)	$(2,914)

Weighted average Ordinary shares outstanding	8,347,179	8,475,833	8,562,402
Effect of dilutive securities:
Employee stock options and shares	45,104	-	-

Diluted weighted average Ordinary shares outstanding	8,392,283	8,475,833	8,562,402

NOTE 11:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other current liabilities:

	December 31,
	2010	2011

Tax authorities	$102	$109
Director fees	47	36
Trade payables	132	90
Accrued expenses and other	37	67

	$318	$302

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

b.	Financial income (expenses), net

	Year ended December 31,
	2009	2010	2011

Financial expenses:
Revaluation of long term investment	$-	$(524)	$(2,592)
Other	(9)	(4)	(6)

	(9)	(528)	(2,598)
Financial income:
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	93	52	51
Interest on convertible loan	-	41	244
Gain on sale of BioCancell shares	-	46	-
Revaluation of long term investment	3,198	-	-

	3,291	139	295

	$3,282	$(389)	$(2,303)

NOTE 12:-	SUBSEQUENT EVENTS

Following a private placement that BioCancell effected in March 2012, the full-ratchet anti-dilution adjustment provision was triggered, see note 5.