Form 20-F
period 2012-12-31
TIKCRO TECHNOLOGIES LTD
filed 2013-04-30
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

8,898,861 Ordinary Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  ☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒No

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒No

PART I		1
ITEM 1.	Identify of Directors, Senior Management and Advisors	1
ITEM 2.	Offer Statistics and Expected Timetable	1
ITEM 3.	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the offer and use of proceeds	3
D.	Risk Factors	3
ITEM 4.	Information on the Company	9
A.	History and Development of the Company	9
B.	Business Overview	9
C.	Organizational Structure	10
D.	Property, Plants and Equipment	10
ITEM 4A.	Unresolved Staff Comments	10
ITEM 5.	Operating and Financial Review and Prospects	10
A.	Operating Results	10
B.	Liquidity and Capital Resources	14
C.	Research and Development, Patents and Licenses	15
D.	Trend Information	15
E.	Off-balance Sheet Arrangements	15
F.	Tabular Disclosure of Contractual Obligations	15
ITEM 6.	Directors, Senior Management and Employees	15
A.	Directors and Senior Management	15
B.	Compensation	16
C.	Broad Practices	17
D.	Employees	22
E.	Share Ownership	22

i

ITEM 7.	Major Shareholders and Related Party Transactions	23
A.	Major Shareholders	23
B.	Related Party Transactions	23
C.	Interests of Experts and Counsel	24
ITEM 8.	Financial Information	24
A.	Consolidated Statements and other Financial Information	24
B.	Significant Changes	24
ITEM 9.	The Offer and Listing	24
A.	Offer and Listing Details	24
B.	Plan of Distribution	25
C.	Markets	25
D.	Selling Shareholders	25
E.	Dilution	25
F.	Expenses of the Issue	25
ITEM 10.	Additional information	26
A.	Share Capital	26
B.	Memorandum and Articles of Association	26
C.	Material Contracts	31
D.	Exchange Controls	31
E.	Taxation	32
F.	Dividends and Paying Agents	41
G.	Statement by Experts	41
H.	Documents On Display	41
I.	Subsidiary Information	42
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	42
ITEM 12.	Description of Securities other than Equity Securities	42

ii

iii

PART I

Unless the context otherwise requires, “Tikcro,” “us,” “we” and “our” refer to Tikcro Technologies Ltd., an Israeli company. References to “U.S. dollars,” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. As of December 31, 2012, the exchange rate published by the Bank of Israel was NIS 3.733 per $1.00.

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

A. Selected Financial Data

We have derived the following selected financial data, with respect to the five years from 2008 to 2012, from the audited financial statements of Tikcro, which have been prepared in accordance with U.S generally accepted accounting principles.

The selected financial data set forth below as of December 31, 2011 and 2012 and for each of the years ended December 31, 2010, 2011 and 2012 are derived from our audited financial statements which are included elsewhere in this Annual Report.

The selected financial data as of December 31, 2008, 2009 and 2010 and for the years ended December 31, 2008 and 2009 are derived from our audited financial statements which are not included in this Annual Report.

You should read the selected financial data together with Item 5 “Operating and Financial Review and Prospects” and our financial statements included elsewhere or incorporated by reference in this Annual Report.

In July 2008, we acquired a minority stake in BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company ,which stake has been substantially liquidated in 2012. Please see Item 4.A “Information on the Company -- History and Development of the Company—Recent Developments” for more information.

	Years Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands, except share and per share data)
Statement of Operations Data:
Research and development	$-	$-	$-	$92	$40
General and administrative expenses	678	448	471	541	401
Consulting services	(20)	(61)	(82)	(76)	(41)

Operating loss	$(658)	$(387)	$(389)	$(557)	$(400)
Financial income (expenses), net	652	3,282	(389)	(2,303)	(158)
Income (loss) Before Taxes	(6)	2,895	(778)	(2,860)	(558)
Tax Expenses	-	-	-	(54)	34
Net income (loss)	$(6)	$2,895	$(778)	$(2,914)	$(592)
Basic net earnings (loss) per share	* )	$0.35	$(0.09)	$(0.34)	$(0.07)
Diluted net earnings (loss) per share	* )	$0.34	$(0.09)	$(0.34)	$(0.07)
Number of shares used in computing basic net earnings (loss) per share	8,166,999	8,347,179	8,475,833	8,562,402	8,649,048
Number of shares used in computing diluted net earnings (loss) per share	8,166,999	8,392,283	8,475,833	8,562,402	8,649,048

*)	Represents an amount lower than $0.01.

	December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents, marketable securities and deposits	$7,803	$7,432	$7,270	$6,985	$9,234
Investment in Biocancell - Short-term	-	-	-	3,033	243
Investment in Biocancell - Long-term	2,910	6,164	5,625	-	-
Working capital	7,514	7,201	7,108	9,881	9,337
Total assets	10,733	13,645	13,051	10,183	9,508
Shareholders' equity	10,424	13,365	12,733	9,881	9,337

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to our business

We currently conduct no significant business activities and may not consummate transactions with operating companies.

Our business plan is to enter into one or more transactions with businesses without limitation as to their industry, revenues or losses. It is not possible at this time to predict when we will enter into any such transaction or what will be the industry, operating history, revenues, if any, future prospects or other characteristics of any such business.

Our activities are limited to attempting to locate such a candidate and to the funding and supporting early stage technology projects. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in consummating transactions with operating companies.  If we do enter into a transaction with an operating company, it is likely to have no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. In the event that we complete a transaction with one or more operating companies, the success of our operations will be dependent upon the management of such target company or companies and numerous other factors. Since 2008, the only significant transaction that we consummated was with BioCancell, our stake in which has been substantially liquidated in 2012. There is no assurance that we will be able to negotiate additional transactions on terms favorable to us, or at all.

We source and fund early stage technology projects, which involves a high risk of loss.

We provide funding for early-stage biotechnology projects. Since we invest at an early stage, the risk of loss is high. In 2011 and 2012, we recorded aggregate research and development expenses of $92,000 and $40,000, respectively, related to such projects (not including funding provided by the Israeli government).

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

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. With major financial institutions de-levering their balance sheets, credit was constricted in recent years, and may likely remain so for an extended period. In addition, recent concerns regarding the possibility of sovereign debt defaults by European Union member countries has disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. If economic growth further declines, this may have a negative impact on our financial condition and share price, which may impact our ability to obtain financing and other sources of funding in the future on terms favorable to us, if at all. If such increased levels of volatility and market turmoil continue, it may materially adversely affect our results of operations.

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

We invest the majority of our cash on hand in financial instruments. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment.  This would harm our financial condition.  For information on the types of our investments as of December 31, 2012, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk--Interest Rate Risk Management.”

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

We are incorporated and headquartered in Israel.  A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Ongoing violence between Israel and the Palestinians, as well as tension between Israel, Iran, Syria and Lebanon, may have a material adverse effect on our business, financial conditions and results of operations.  In past years there was a high level of violence between Israel and the Palestinians, including rocket attacks on certain areas of the country.  Recent political events in various countries in the Middle East and Northern Africa, including Egypt and Syria, have shaken the stability of those countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us. We cannot predict the effect on us of the increase in the degree of terror attacks against Israel, political instability in the region or military action elsewhere in the Middle East.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities or due to disagreement with Israel’s policies.

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

Subject to specified time limitations and legal procedures

Under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

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

As a consequence of our ownership of relatively substantial cash and investment assets, it is likely that we would be classified for U.S. federal income tax purposes as having been a passive foreign investment company, or PFIC, for each year since 2003, although the determination of PFIC status is made separately for each year and our PFIC status could change. Classification as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares, which could, in turn, cause a reduction in the value of our ordinary shares.  Classification as a PFIC also triggers the application of certain United States income tax reporting requirements.

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

The market value of our ordinary shares has fluctuated over time. The following factors, among others, may significantly impact the market price of our ordinary shares:

•	low trading volume of our ordinary shares;

•	the market price of BioCancell on the Tel Aviv Stock Exchange, which influences the value of warrants of BioCancell that we hold;

•	political, economic or other developments affecting Israel;

•	global economic and other external factors; and

•	quarter-to-quarter fluctuations in our financial results.

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

In September 2005, we adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed to our shareholders. These rights generally will be exercisable and transferable apart from our ordinary shares ten business days after a person or group acquires beneficial ownership of 15% or more of our ordinary shares, or commences a tender or exchange offer upon consummation of which that person or group would hold such a beneficial interest.  Once these rights become exercisable and transferable, the holders of rights, other than the person or group triggering their transferability, will be generally entitled to purchase our ordinary shares at a discount from the market price. The rights will expire on December 31, 2015. While these rights remain outstanding, they may make an acquisition of us more difficult and result in delaying or preventing a change in control of Tikcro. On November 20, 2012, Mr. Steven N. Bronson filed a Statement on Schedule 13D reflecting beneficial ownership of 1,500,094 of our ordinary shares, or 16.9% of our outstanding ordinary shares, thereby crossing the 15% ownership threshold. We have deferred the "Distribution Date" under the bonus rights plan to the close of business on the 30th business day following the termination of a standstill and confidentiality agreement that we entered into with Mr. Bronson, which shall remain in effect until terminated by either party.

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

Principal Capital Expenditures

We did not have any capital expenditures in 2010, 2011 or 2012.

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

Biotechnology Projects

We also provide funding for early-stage biotechnology projects. The amount of funding we provide is immaterial and the risk of loss is high, but if the project succeeds we would be well-positioned to take a significant equity interest. We usually require the participation of Israeli government research funds, which exceed the amount of our funding by three times or more. In 2012, we recorded aggregate research and development expenses of $40,000 related to such projects. See Item 3.D “Risk Factors” above. Among these projects are molecular biomarkers in the oncology field and new molecules in several fields of oncology, cardiology and orthopedics.

BioCancell

BioCancell, a company headquartered in Israel and listed on the Tel Aviv Stock Exchange, is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapies for treating solid cancer tumors.   In July 2008, we acquired from BioCancell in a privately negotiated transaction, 837,521 shares of its common stock for consideration of $0.5 million, at a price of $0.60 per share. As part of the transaction we also received a four-year convertible note due June 2012 in the principal amount of $2.0 million, bearing interest at 10% per year and convertible into up to 3,464,385 shares of common stock, as well as a five-year warrant expiring June 2013 to purchase up to 4,301,906 shares of BioCancell common stock for an exercise price of $0.716 per share. Following a financing round that BioCancell held in January 2012, our full-ratchet anti-dilution adjustment provision was triggered, and as a result additional 1,025,979 shares of common stock were issued to us for no additional consideration, our convertible note became convertible, at a conversion price of NIS 1.00 per share, and our warrant expiring June 2013 entitles us to purchase up to 4,301,906 shares of  common stock for an exercise price that was reduced to  NIS 1.00 per share. In July 2012, our convertible note in BioCancell was repaid in full, including accrued interest, in the total gross amount of approximately $2.48 million. In July 2012, following another financing round of Biocancell,  our full-ratchet anti-dilution adjustment provision was triggered again, and as a result an additional 125,147 shares of common stock were due to us for no additional consideration, and our warrant expiring June 2013 entitles us to purchase up to 4,301,906 shares of  common stock for an exercise price that was reduced to NIS 0.87 per share. The additional shares were not issued yet, although BioCancell acknowledges that this issuance is due pending certain Israeli regulatory approvals. In November 2012, BioCancell held another financing round at a share price of  NIS 0.42. BioCancell declined to effect our full-ratchet anti-dilution adjustment provision. According to BioCancell, this provision is not in effect after the July 2012 financing round. We believe that this provision continues to be in effect as of November 2012 since other shareholders that invested prior to July 2012 were granted anti-dilution protection that covered the November 2012 financing. We agreed with BioCancell to have this matter resolved through an arbitration process, which is currently on-going.

As of March 31, 2013, we held 385,005 ordinary shares of BioCancell, constituting approximately 0.4% of its outstanding share capital. If we exercise the warrants we hold in full, we will hold an aggregate of approximately 7.9% of BioCancell’s outstanding share capital (or 6.5% on a fully diluted basis). We no longer designate a director on BioCancell's board of director or provide consulting services to BioCancell.

C. Organizational Structure

We do not have any significant subsidiaries.

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

In July 2008, we acquired a minority stake in BioCancell.  In exchange for $2.5 million in funding, BioCancell issued to us 837,521 shares of common stock, a convertible note in the principal amount of $2.0 million convertible into up to 3,464,385 shares of common stock, and a warrant to purchase up to 4,301,906 shares of common stock. In July 2012, our convertible note in Biocancell was repaid in full, including accrued interest, in the total gross amount of approximately $2.48 million.

We also provide funding for early-stage biotechnology projects. The amount of funding we provide is immaterial and the risk of loss is high, but if the project succeeds we would be well-positioned to take a significant equity interest. In 2011 and 2012, we recorded aggregate research and development expenses of $92,000 and $40,000, respectively, related to such projects.

In 2010, we had financial expenses, net of $389,000, mainly from a decrease in the value of our investment in BioCancell, and expenses of $389,000 resulting in the net loss of $778,000. In 2011, we had financial expenses, net of $2,303,000, mainly from a decrease in the value of our investment in BioCancell, expenses of $557,000 and tax expenses due to tax withheld on payments on interest of $54,000, resulting in the net loss of $2,914,000. In 2012, we had financial expenses, net of $158,000, mainly from payment of interest on the BioCancell note and on marketable securities, income of $641,000, offset by revaluation of the investment in BioCancell, expenses of $799,000, and tax expenses due to tax withheld on payments on interest of $109,000, resulting in a net loss of $592,000.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles.

For additional information regarding our significant accounting policies please refer to Note 2 of our financial statements as of December 31, 2012 included in this report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical.  These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances.
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

Investment in BioCancell

We elected to apply the fair value option for our holdings in BioCancell’s common stock, and warrant in accordance with ASC No. 825, “Financial Instruments”. The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of the use of fair value measurement being consistent with the FASB’s measurement objectives for accounting for financial instruments. ASC No. 825 provides companies with an option to report selected financial assets and financial liabilities at fair value, which can be elected on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date.

Our holding in BioCancell's shares of common stock is based on quoted prices in an active market. Our holdings in BioCancell's and warrants were measured using a binominal model for evaluating derivatives, combined with other market-based analysis. The following are the main factors used in the valuations: average returns of notes of similar traded firms, historical volatility of the issuer's stock price (calculated upon actual historical stock price movements), applicable currency exchange rates, and risk free interest rates (based on the yield from U.S. treasury bonds with an equivalent term). In addition, we have taken into account the probability of the full ratchet mechanism in the warrants being triggered.

Results of Operations

The table below sets forth, for the periods indicated, financial data (in thousands of dollars) which we believe to be significant in analyzing our results of operations.

	Years Ended December 31,
	2010	2011	2012
Statement of Operations Data:
Research and development	$-	$92	$40
General and administrative expenses, net	471	541	401
Consulting Services	(82)	(76)	(41)
Operating loss	(389)	(557)	(400)
Financial income (expenses), net	(389)	(2,303)	(158)
Income before Taxes	(778)	(2,860)	(558)
Tax expenses	-	(54)	(34)
Net income (loss)	$(778)	$(2,914)	$(592)

Consulting Services.  We received consulting fees in accordance with an agreement with BioCancell signed in July 2008, pursuant to which we provided funding to BioCancell. The fees from such consulting fees were $82,000 in 2010, $76,000 in 2011 and $41,000 in 2012, and are presented as "Consulting Services" under operating expenses

Research and development expenses. In 2011 we had expenses of $92,000 related to our investments in early-stage biotechnology projects.  In 2012, we had expenses of $40,000 related to such projects.

General and administrative expenses. General and administrative expenses rose in 2011 from $471,000 in 2010 to $541,000 in 2011 mainly due to an increase in salary expenses. General and administrative expenses decreased in 2012 from $541,000 in 2011 to $401,000 in 2012 mainly due to a decrease in legal expenses and management fees.

Financial income, net.  Financial income consists primarily of mark-to-market of the investment in BioCancell and also interest on marketable securities and bank deposits. In 2010 and 2011, our financial expense included expense from the mark to market adjustment of our investment in BioCancell in the amount of $524,000 and $2.6 million, respectively. In 2012, our financial expense included expense from the mark-to-market adjustment of our investment in BioCancell in the amount of $799,000.

Tax.  We had expenses of $54,000 in 2011 and $34,000 in 2012,  due to tax withheld  on interest payments.

Net income.  In 2010, we had net loss of $778,000 as a result of financial expenses in the amount of $389,000 and operating loss in the amount of $389,000. In 2011, we had net loss of $2,914,000 as a result of financial expenses in the amount of $2,303,000 and operating loss in the amount of $557,000. In 2012, we had net loss of $592,000 as a result of financial expenses in the amount of $158,000, tax expenses in the amount of $34,000 and operating loss in the amount of $400,000.

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

We may have from time to time expenses denominated in new Israeli shekels. Such expenses would decrease as a result of a devaluation of the new Israeli shekel in relation to the U.S. dollar. The value of the U.S. dollar declined against the NIS 2010, which caused our NIS denominated expenses to increase. The value of the U.S. dollar remained stable against the NIS in 2011 and 2012. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the new Israeli shekel against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	NIS-USD Devaluation Rate	Israel Inflation Adjusted for Devaluation
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.6	(5.4)
2012	1.5	(2.3)	3.8

B. Liquidity and Capital Resources

We had working capital of $7.1 million as of December 31, 2010, $9.9 million as of December 31, 2011 and $9.3 million as of December 31, 2012.  We believe that we have sufficient working capital for at least the next 12 months.

In 2010, we had net loss of $778,000 and we used $238,000 of cash from operations. In 2011, we had net loss of $2.9 million and we used $193,000 of cash from operations. In 2012, we had net a loss of $592,000 and we generated net cash of $195,000 from operations.

We generated net cash of $234,000 from investment activities in 2010. We did not generate any cash from investment activities in 2011. We generated net cash of $4.3 million from investment activities in 2012.

In 2010, 2011 and 2012, we did not have any cash flow from financing activities.

C. Research and Development, Patents and Licenses

Research and development expenses include funding for early-stage biotechnology projects and are charged to the statement of operations, as incurred.

D. Trend Information

None.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2012, we had no contractual obligations of the type required to be disclosed in this section.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of April 15, 2013:

Name	Age	Position
Izhak Tamir	60	Chairman of the Board
Eric Paneth	61	Director
Liat Hadad	41	External Director
Yiftach Atir	63	External Director
Aviv Boim	45	Chief Executive Officer

The business experience of each of our directors and executive officers is as follows:

Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and served as our Chief Executive Officer from August 2003 to December 2007. He has served as President and a Director of Orckit Communications Ltd. ("Orckit") since it was co-founded by him and by Mr. Paneth in 1990 and as Orckit’s Chairman of the Board from July 2008 to September 2011. Mr. Tamir has served as Chairman of the Board of Orckit-Corrigent Ltd., a subsidiary of Orckit, since 2001, as Chief Executive Officer of Orckit-Corrigent Ltd. since May 2007 and as a Director of Gilat Satellite Networks Ltd. from 2005 to 2012. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Eric Paneth has served as one of our Directors since January 2000 and served as our Chief Executive Officer from November 2008 to October 2010.  Mr. Paneth also served as Chief Executive Officer of Orckit from its founding in 1990 until 2012 and as the Chairman of the Board of Directors of Orckit from 1990 to 2008 and again since 2012.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was a technical department head in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California.  Mr. Paneth holds an advanced engineering degree from the Technion.

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

Aviv Boim has served as our Chief Executive Officer since October 2010.  He joined Tikcro in January 2008 as Chief Executive Officer and served in the capacity of our representative to the board of directors of BioCancell from 2008 to 2012. From 1998 to 2007, he served as the Chief Financial Officer of Orckit. From August 1996 to February 1998, Mr. Boim was a banker with BT Alex. Brown Incorporated, an investment banking firm. From August 1993 until August 1996, Mr. Boim was a vice president of Giza Ltd., Tel Aviv, an investment banking firm. Mr. Boim holds a B.A. and an M.A. in economics and management from Tel Aviv University and an L.L.B. from Tel Aviv University Law School.

There are no family relationships between any director or senior manager. There are no arrangements or understandings between any director or senior manager and any other person pursuant to which the director or senior manager was selected.

B. Compensation

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (five persons) who served in the capacity of director or executive officer in the year ended December 31, 2012, was approximately $262,000. The foregoing amounts consist of the fees paid to our directors and chief executive officer. In 2012, our statutory external directors were paid cash compensation of NIS 36,250 (approximately $9,700) per year and NIS 1,855 (approximately $500) per meeting and our other directors were paid only a participation fee in the amount of $1,000 for attendance at each meeting of the board of directors or committee thereof.  Mr. Tamir does not receive any additional compensation for serving as our Chairman of the Board.

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

The initial term of an external director is three years and may be extended for up to two additional three year terms. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional periods is beneficial to the company. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one external director, except for the audit committee which is required to include all the external directors. On December 31, 2012, Liat Hadad commenced her second term as an external director and Yiftach Atir commenced his third term as an external director.

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors. The members of the audit committee must satisfy certain independence standards under the Companies Law, and the chairman of the audit committee is required to be an external director. Our audit committee consists of Mr. Atir (Chairman), Ms. Hadad and Mr. Paneth.

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

Compensation Committee

Under a recent amendment to the Israeli Companies Law, the board of directors of a public company is required to establish a compensation committee. The compensation committee needs to have at least three directors who satisfy certain independence qualifications, and the chairman of the compensation committee is required to be an outside director. Under the Israeli Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders prior to the approval thereof by the board of directors. Our compensation committee consists of Mr. Atir (Chairman), Ms. Hadad and Mr. Paneth.

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

Approval of Specified Related Party Transactions Under Israeli Law

Transactions with an Office Holder

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

Office Holder Compensation

A recent amendment to the Israeli Companies Law imposes new approval requirements for the compensation of office holders. Every public company is required to adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described in the following paragraph). In general, all office holders’ terms of compensation are required to comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder are required to be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same threshold noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

Transactions with a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company.  A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including, for this purpose, a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company.  Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest require the approval of the audit committee, the board of directors and the shareholders of the company in that order.  The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

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

D. Employees

We had two employees as of December 31, 2010 and one employee as of December 31, 2011, and 2012.

E. Share Ownership

As of March 31, 2013, Mr. Eric Paneth beneficially owned 1,156,602 ordinary shares, or approximately 13.0% of our outstanding ordinary shares, Mr. Izhak Tamir beneficially owned 1,061,701 ordinary shares, or approximately 11.9% of our outstanding ordinary shares, and Mr. Aviv Boim beneficially owned 885,287 ordinary shares, or approximately 9.9% of our outstanding ordinary shares (of which 103,489 are restricted shares issued under the 2003 Plan). None of our other directors beneficially owns 1% or more of our outstanding ordinary shares.

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

As of March 31, 2013, we had outstanding (i) options to purchase a total of 133,334 ordinary shares, all of which were held by our directors, and (ii) 103,489 restricted shares that are subject to contractual restrictions on transfer and are subject to repurchase by us for no consideration under certain circumstances.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2013 (unless otherwise specified), by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)
Steven N. Bronson(2)	1,500,094	16.9%
Eric Paneth	1,156,602	13.0%
Izhak Tamir	1,061,701	11.9%
Aviv Boim(3)	885,287	9.9%
_______________
(1)	Based on 8,898,861 ordinary shares outstanding on March 31, 2013.
(2)
Includes (i) 1,400,422 ordinary shares held jointly by Mr. Bronson and his spouse, (ii) 58,806 ordinary shares held in Mr. Bronson's IRA and (iii) 40,866 ordinary shares held in Mr. Bronson's spouse's IRA (with respect to which Mr. Bronson has voting and dispositive power). Based on a Schedule 13D/A filed February 5, 2013. Mr. Bronson has undertaken to us not to vote in excess of 1,334,829 ordinary shares, or 14.9% of our outstanding shares, until the 30th day following the termination of a confidentiality and standstill agreement between us, dated February 1, 2013, which may be terminated by either party upon ten business days' notice.  Based on a Schedule 13D/A filed by Mr. Bronson on February 19, 2010, he beneficially owned 1,198,755 ordinary shares, or 13.9% of our outstanding shares, at that time.

(3)	Includes 103,489 restricted shares issued under the 2003 Plan.

As of March 31, 2013, there were 47 holders of record of our ordinary shares in the United States who collectively held approximately 83% of our outstanding ordinary shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B. Related Party Transactions

We entered into an agreement with Mr. Steven Bronson, one of our major shareholders, as of February 1, 2013, pursuant to which Mr. Bronson undertook to maintain the confidentiality of non-public information that we may provide to him about our business.  Mr. Bronson also undertook not to be the beneficial owner of more than 1,500,094 of our ordinary shares and not to vote more than 1,334,829 of our ordinary shares, or 14.99% of our outstanding ordinary shares.  We undertook to postpone the "Distribution Date" under our shareholder bonus rights plan for 30 business days following the termination of the agreement.  This agreement will be in effect until either of the parties elects to terminate it.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and other Financial Information

See financial statements under Item 18.

Legal Proceedings

In 2013, we demanded that BioCancell effect a full ratchet anti-dilution adjustment under our 2008 transaction agreements, in respect of a November 2012 financing round it held at a price per share of NIS 0.42. BioCancell refused to implement this provision, claiming that it terminated as of its July 2012 financing, which had at a price per share of NIS 0.87. We agreed to resolve this dispute by an arbitration process, which is currently on-going.

Other than this matter, we are currently not party to any legal proceedings.

 Significant Changes

No significant change has occurred since December 31, 2012, except as otherwise disclosed in this Annual Report.

ITEM 9.	The Offer and Listing

A.  Offer and Listing Details

Our ordinary shares are currently quoted on the Pink Sheets Electronic Quotation Service under the symbol TIKRF.  The Pink Sheets typically has lower liquidity than the Nasdaq Stock Market.

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on  the OTC Bulletin Board or the Pink Sheets.

Calendar Year	Price Per Share
	High	Low

2008	1.14	0.40
2009	0.95	0.45
2010	0.96	0.63
2011	0.78	0.44
2012	0.55	0.42

Calendar Quarter	Price Per Share
	High	Low
2011
First Quarter	0.72	0.66
Second Quarter	0.78	0.65
Third Quarter	0.70	0.52
Fourth Quarter	0.55	0.44
2012
First Quarter	0.55	0.42
Second Quarter	0.50	0.42
Third Quarter	0.50	0.43
Fourth Quarter	0.48	0.35
2013
First Quarter	0.70	0.45
Second Quarter (through April 18, 2013)	0.55	0.52

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

Each right initially will entitle shareholders to buy one-half of one of our ordinary shares for $7.50 (after giving effect to our 1-for-3 reverse split in 2006). The rights generally will only be exercisable and transferable apart from our ordinary shares ten business days after a person or group becomes an “acquiring person” by acquiring beneficial ownership of 15% or more of our ordinary shares, subject to certain exceptions set forth in the rights plan, or commencing a tender or exchange offer upon consummation of which such person or group would become an “acquiring person,” or on such later date as may be determined by our audit committee and board of directors. Subject to certain conditions described in the rights plan, once the rights become exercisable, the holders of rights, other than the acquiring person, will be entitled to purchase ordinary shares at a discount from the market price.

The rights will expire on December 31, 2015 and are generally redeemable by our board of directors, at a nominal amount per right, at any time until the tenth business day following public disclosure that a person or group has become an “acquiring person”,

On November 20, 2012, Mr. Steven N. Bronson filed a Statement on Schedule 13D reflecting beneficial ownership of 1,500,094 of our ordinary shares, or 16.9% of our outstanding ordinary shares, thereby crossing the 15% ownership threshold. We have deferred the "Distribution Date" under the bonus rights plan to the close of business on the 30th business day following the termination of a standstill and confidentiality agreement that we entered into with Mr. Bronson, which shall remain in effect until terminated by either party.

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

C. Material Contracts

On September 12, 2005, we entered into a bonus rights agreement, amended as of December 10, 2012, with a trustee on behalf of our shareholders, which is summarized above under Item 10.B “—Mergers and Acquisitions under Israeli Law; Anti-Takeover Provisions” and is incorporated by reference as an exhibit to this Annual Report.

On February 1, 2013, we entered into an agreement with Mr. Steven Bronson which is summarized above under Item 7.B “Major Shareholders and Related Party Transactions— Related Party Transactions”.

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

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars).  This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition.  Individual U.S. Holders are subject to a maximum tax rate of 15% (for tax years beginning before 2013) or 20% (for tax years beginning after 2012 on long-term capital gains).  For tax years beginning after 2012, a noncorporate U.S. Holder may be subject to an additional tax based on its “net investment income” (generally, gross income from interest, dividends, annuities, royalties and rents and gain from the sale of property (other than property held in the active conduct of a trade or business that does not regularly trade financial instruments or commodities), less the amount of deductions properly allocable to such income or gain). Such tax is equal to 3.8% of the lesser of an individual U.S. Holder’s (i) net investment income, or (ii) the excess of such U.S. Holder’s “modified adjusted gross income” (adjusted gross income plus the amount of any foreign earned income excluded from income under Section 911(a)(1) of the Code, net of deductions and exclusions disallowed with respect to such foreign earned income) over a specified threshold amount ($250,000 in the case of a joint return or surviving spouse, $125,000 in the case of a married individual filing a separate return and $200,000 in any other case). In the case of a U.S. Holder which is an estate or trust, the tax is equal to 3.8% of the lesser of (i) undistributed net investment income, or (ii) the excess of adjusted gross income (as defined in Section 67(e) of the Code) over the dollar amount at which the highest tax bracket applicable to an estate or trust begins.  Short-term capital gains generally are taxed at the same rates applicable to ordinary income.  If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss is treated as a short-term capital gain or loss.  See “Israeli Tax Considerations — Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares.  Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains.  In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes under certain circumstances.

A U.S. Holder’s tax basis in his, her or its ordinary shares generally will be equal to the U.S. dollar purchase price paid by such U.S. Holder to acquire such ordinary shares.  The U.S. dollar cost of an ordinary share purchased with foreign currency generally will be equal to the U.S. dollar value of the purchase price on the date of purchase or, in the case of ordinary shares that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase.  Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

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

Treatment of Distributions

For U.S. federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations -- Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. A noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 15% for tax years beginning before 2013 and 20% for tax years beginning after 2012, and for tax years beginning after 2012, also may be subject to the additional tax on “net investment income” described above in “Sale, Exchange or Other Taxable Disposition of Ordinary Shares.”. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S.,  or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 15% (through 2012) or 20% (after 2012) U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.”

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

Based on the composition of our gross income, the composition and value of our gross assets and the amount of our liabilities during each year since 2003, we believe that we are likely to be treated as having been a PFIC in each such year, including 2012.  There also can be no assurance that we will not be deemed a PFIC in 2013 or any other future tax year.

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

A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. Holder.  The election is effective for the tax year for which it is made and all subsequent tax years of the U.S. Holder.  Procedures exist for both retroactive elections and the filing of protective statements.  A  QEF Election is made by completing U.S. Internal Revenue Service Form 8621 and attaching it to a timely-filed (including extensions) U.S. federal income tax return for the first tax year to which the election will apply.  A U.S. Holder must satisfy certain additional filing requirements each year the election remains in effect. Upon the request of a U.S. Holder who wishes to make a QEF Election, we will provide to such U.S. Holder the information required to make the QEF Election and to make subsequent annual filings.

As an alternative to a QEF Election, a U.S. Holder generally may elect to mark his, her or its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of each tax year, between the fair market value of his, her or its ordinary shares and the adjusted tax basis of such shares.  If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value generally will not be available.  Rather, the tax basis of ordinary shares in the hands of a U.S. Holder who acquires them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues, unless revoked with the consent of the U.S. Internal Revenue Service.

The implementation of many aspects of the Code’s PFIC rules requires the issuance of Treasury Regulations which in many instances have yet to be promulgated and which may have retroactive effect when promulgated.  We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion.  For example, under legislation enacted in 2010, U.S. Holders are required to file a special information return for each year in which we are treated as a PFIC. The U.S. Internal Revenue Service has revised Form 8621 by adding a new Part I to implement this requirement, but this new Part I is not required to be completed until the related Treasury Regulations are published.  Accordingly, Part I of Form 8621 has been marked “Reserved For Future Use” and will be revised when Part I becomes effective and is required to be completed.

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

Information Reporting and Backup Withholding

Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding tax at a rate which currently is 28%.  Information reporting will not apply, however, with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations.  In addition, backup withholding will not apply to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and other required certifications. U.S. Holders required to establish their exemption from backup withholding generally must provide a certification on IRS Form W-9 (or substitute form). The backup withholding tax is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service.  U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 24% for the 2011 tax year, 25% for the 2012 tax year and 25% for the 2013 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, or the Tax Ordinance, which came into effect on January 1, 2012, the corporate tax rate is scheduled to remain at the rate of 25% for future tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.  At December 31, 2012, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk Management

As of December 31, 2012, we had $9.2 million of cash and short-term investments, primarily all of which was linked to the U.S. dollar.

ITEM 12.	Description of Securities other than Equity Securities

None.

PART II

ITEM 13.	Defaults, Dividend Averages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

On December 31, 2012, our shareholders approved an amendment to our memorandum and articles of association increasing our share capital to 90,000,000 ordinary shares, no par value.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of December 31, 2012. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our principal executive and financial officer. Based on this evaluation, our principal executive and financial officer has concluded that our disclosure controls and procedures are effective to alert him on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

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

Our management conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2012 and concluded that our internal control over financial reporting was effective as of December 31, 2012.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2012 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we require one director with "financial and accounting expertise", as defined under the Companies Law, and that Yiftach Atir has such expertise.  Mr. Atir qualifies as an "external director" under the Companies Law and as an "independent director" under the Nasdaq Listing Rules.  We do not believe that Mr. Atir satisfies all the qualifications of an "audit committee financial expert", as defined in Item 16A of Form 20-F, but we believe that his qualifications are sufficient for the scope and complexity of our operations.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a Code of Ethics.  We will provide a copy of our Code of Ethics free of charge to any person who requests one. Such requests may be sent to our offices at 126 Yigal Allon Street, Tel Aviv, Israel, Attention: Chief Executive Officer.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

For 2011 and 2012, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2011	2012
Audit Fees	$39,500	$32,500
Tax Fees	5,500	5,500
All Other Fees	0	0
Total	$45,000	$38,000

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

Our Audit Committee pre-approves the engagement of our independent accountant to perform audit and non-audit services.

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

Date:  April 30, 2013

Exhibit Index

Exhibit No.	Exhibit
1.1	Memorandum of Association, as amended (a)
1.2	Amended and Restated Articles of Association (a)
1.3	Bonus Rights Agreement, dated as of September 12, 2005, between Tikcro Technologies Ltd. and American Stock Transfer & Trust Company, as Rights Agent (b)
1.4
Amendment No. 1, dated December 10, 2012, to the Bonus Rights Agreement, dated as of September 12, 2005, between Tikcro Technologies Ltd. and American Stock Transfer & Trust Company, as Rights Agent (c)

4.1	Share Incentive Plan, as amended (d)
4.2	Tikcro 2003 Stock Option Plan, as amended (e)
8.1	List of Subsidiaries (a)
12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act (a)
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act (a)
14.1	Consent of Independent Registered Public Accounting Firm (a)
101.1
Interactive Data Files  in XBRL format of the following materials from our Annual Report on Form 20-F for the year ended December 31, 2012 are furnished herewith: (i) the Balance Sheets, (ii) the Statements of Operations, and (iii) the Statements of Changes in Shareholders' Equity, (iv) the Statements of Cash Flows and (v) Notes to Financial Statements (a)

________________________

(a)	Included herewith.

(b)	Incorporated by reference to Tikcro’s Report on Form 6-K filed with the Securities and Exchange Commission on September 14, 2005.

(c)	Incorporated by reference to Tikcro’s Report on Form 8-A/A filed with the Securities and Exchange Commission on December 11, 2012.

(d)	Incorporated by reference to Tikcro’s Registration Statement on Form S-8 (File No. 333-12904).

(e)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2007 (File No. 0-30820).

TIKCRO TECHNOLOGIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TIKCRO TECHNOLOGIES LTD.

We have audited the accompanying balance sheets of Tikcro Technologies Ltd. ("the Company") as of December 31, 2011 and 2012, and the related statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011 and 2012, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30, 2013	A Member of Ernst & Young Global

TIKCRO TECHNOLOGIES LTD.

BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2011	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,712	$9,234
Marketable securities (Note 3)	2,273	-
Other current assets	165	31
Investment in BioCancell (Note 5)	3,033	243

Total current assets	10,183	9,508

Total assets	$10,183	$9,508

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES: (Note 10a)	$302	$171

Total current liabilities	302	171

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY (Note 7):
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 16,666,667 shares at December 31, 2011 and 2012; Issued: 10,095,912 at December 31, 2011 and 10,345,912 at 2012; Outstanding: 8,648,861 at December 31, 2011 and 8,898,861 at December 31, 2012.	-	-
Additional paid-in capital	146,601	146,653
Treasury shares, at cost, 1,447,051 Ordinary shares at December 31, 2011 and 2012	(1,065)	(1,065)
Accumulated other comprehensive income	4	-
Accumulated deficit	(135,659)	(136,251)

Total shareholders' equity	9,881	9,337

Total liabilities and shareholders' equity	$10,183	$9,508

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share and per share data

	Year ended December 31,
	2010	2011	2012

Operating costs and expenses:

Research and development (Note 2g)	$-	$92	$40
General and administrative expenses	471	541	401
Consulting services (Note 9)	(82)	(76)	(41)

Operating loss	389	557	400
Financial expenses, net (Note 10b)	(389)	(2,303)	(158)

Loss before taxes	(778)	(2,860)	(558)

Tax expenses	-	54	34

Net loss	$(778)	$(2,914)	$(592)

Net loss per share:

Basic and diluted net loss per share	$(0.09)	$(0.34)	$(0.07)

Weighted average number of shares used in computing basic and diluted loss per share	8,475,833	8,562,402	8,649,048

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Net loss	$(778)	$(2,914)	$(592)

Other comprehensive loss:
Unrealized gains (losses) on available-for-sale securities:
Changes in unrealized gains	15	(11)	-
Less: reclassification adjustments for gains on available-for-sale securities	-	-	4

Comprehensive loss	$(763)	$(2,925)	$(588)

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Outstanding		Additional	Accumulated other			Total
	Ordinary shares		paid-in	comprehensive	Treasury	Accumulated	shareholders'
	Number	Amount	capital	income	shares	deficit	Equity

Balance at January 1, 2010	8,556,836	$-	$146,397	$-	$(1,065)	$(131,967)	$13,365

Issuance of shares (Note 7)	92,025	-	-	-	-	-	-
Stock based compensation	-	-	131	-	-	-	131
Comprehensive loss				15			15
Net loss	-	-	-	-	-	(778)	(778)

Balance at December 31, 2010	8,648,861	-	146,528	15	(1,065)	(132,745)	12,733

Stock based compensation	-	-	73	-	-	-	73
Comprehensive loss				(11)			(11)
Net loss	-	-	-	-	-	(2,914)	(2,914)

Balance at December 31, 2011	8,648,861	-	146,601	4	(1,065)	(135,659)	9,881

Issuance of shares (Note 7)	250,000	-	-	-	-	-	-
Stock based compensation	-	-	52	-	-	-	52
Comprehensive loss				(4)			(4)
Net loss	-	-	-	-	-	(592)	(592)

Balance at December 31, 2012	8,898,861	$-	$146,653	$-	$(1,065)	$(136,251)	$9,337

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Cash flows from operating activities:

Net loss	$(778)	$(2,914)	$(592)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Decrease (increase) in other current assets	(69)	(9)	134
Increase (decrease) in other current liabilities	38	(16)	(131)
Accrued interest on marketable securities and deposits	(38)	-	-
Amortization of premium on marketable securities, net	52	81	19
Decrease in fair value of investment in BioCancell	524	2,592	799
Fair value of shares received in connection with BioCancell investment related to consulting services	(52)	-	(29)
Gain on sale of BioCancell shares	(46)	-	-
Stock based compensation	131	73	52

Net cash provided by (used in) operating activities	(238)	(193)	252

Cash flows from investing activities:

Purchase of available-for-sale marketable securities	(2,402)	-	-
Proceeds from sale of available-for-sale marketable securities	-	-	2,250
Proceeds from realization of bank deposits	2,523	-	-
Proceeds from sale of BioCancell shares	113	-	20
Proceeds from maturity of BioCancell convertible note	-	-	2,000

Net cash provided by investing activities	234	-	4,270

Increase (decrease) in cash and cash equivalents	(4)	(193)	4,522
Cash and cash equivalents at the beginning of the year	4,909	4,905	4,712

Cash and cash equivalents at the end of the year	$4,905	$4,712	$9,234

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Supplemental disclosure of cash flows activities:

Cash transactions during the year for:

Taxes paid	$-	$(46)	$(117)

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

The Company also provides funding for early-stage biotechnology projects. The amount of funding is immaterial and the risk of loss is high, but if the project succeeds the Company would be well-positioned to take a significant equity interest.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"), followed consistently.

b.	Use of estimates:

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, the Company's management evaluates estimates, including those related to fair values of investment in BioCancell, and fair values of stock-based awards. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

The Company accounted for investments in marketable securities in accordance with ASC No. 320, "Investments - Debt and Equity Securities".

Management determined the appropriate classification of its investments at the time of purchase and reevaluated such determinations at each balance sheet date.

The Company classified all of its marketable securities as available for sale. Available for sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sale of investments are included in "financial income (expenses), net" and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortizations together with interest are included in "financial income (expenses), net".

The Company recognized an impairment charge when the fair value of a debt security is below its cost basis of such security and such decline is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the decline, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statement of operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. For the three years ended December 31, 2012, the Company did not identify any other-than-temporary impairment loss.

f.	Investment:

The Company adopted ASC No. 825, "Financial Instruments" as of the date of the investment in BioCancell and elected to apply the fair value option to its investment. The primary reasons for electing the fair value option were simplification and cost-benefit considerations, as well as expansion of the use of fair value measurement being consistent with the FASB's measurement objectives for accounting for financial instruments. The losses and gains due to changes in fair value for items measured at fair value pursuant to election of the fair value option were included in financial income (expenses), net. Refer also Note 5.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Research and development expenses:

Research and development expenses include funding for few early-stage biotechnology projects performed by research facilities, and are charged to the statement of operations, as incurred.

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

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. No options were granted during 2010, 2011 and 2012. The Company grants restricted shares and values them based on the market value of the underlying shares at the date of grant.

j.	Fair value of financial instruments:

The Company measures its cash equivalents, deposits, marketable securities and investment at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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

The total number of shares excluded from the calculation of the diluted net earnings (loss) per share, because they had anti-dilutive effect, for the years ended December 31, 2010 and 2011 and 2012, were 265,384, 376,673 and 264,793, respectively.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents.

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

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

December 31, 2011
Estimated
		Gross	fair
	Amortized	unrealized	market
	cost	Gains	value
Available-for-sale:
Corporate debentures	$2,269	$4	$2,273

As of December 31, 2011 the marketable securities had contractual maturities of up to six months.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820 and ASC No. 825, the Company measures its investment, which is comprised from investments in Ordinary shares and warrants (see also Note 5) at fair value.

The warrants of Biocancell are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant, which are based on internal valuation uses the Black and Scholes model. The main variables for the valuations are: historical volatility of the investee's stock price, applicable currency exchange rates and risk free interest rates. Key assumptions in determining the estimated fair value of the warrants as of December 31, 2012 include (a) the risk free interest rate of 0.12%, (2011: 0.07% and 0.20% for the convertible note and warrants, respectively) and (b) a volatility of 82.2% (2011: 51.5%) (c) probability of the full ratchet mechanism. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. Expected volatility was calculated based upon actual historical stock price movements.

The Company's financial assets measured at fair value on a recurring basis consisted of the following types of instruments:

	As of December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities- corporate debentures	$-	$2,273	$-	$2,273
Investment in BioCancell - investment in Ordinary shares	265	-	-	265
Investment in BioCancell - investment in convertible note and warrants (*)	-	-	2,768	2,768

Total financials assets	$265	$2,273	$2,768	$5,306

*)	Including accrued interest on the note.
	As of December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Investment in BioCancell - investment in Ordinary shares	$218	$-	$-	$218
Investment in BioCancell - investment in warrants	-	-	25	25

Total financials assets	$218	$-	$25	$243

During 2011, there have been no transfers in and/or out of Level 3. All changes in the Level 3 were as a result of changes in fair value.

During 2012, the convertible note was repaid (refer to Note 5), the remaining change is as a result of changes in fair value of the warrants.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVESTMENT IN BIOCANCELL

	December 31,
	2011	2012

Common stock (*)	$265	$218
Convertible note	2,680	-
Warrants	88	25

Investment in BioCancell	$3,033	$243

(*)
The value of one share of common stock of BioCancell on April 25, 2013, was $ 0.24 (NIS 0.86). Following the sale of common shares subsequent to year-end (refer to Note 11) the investment of the remaining  347,609 common stock amounted to $83.

In July 2008, the Company signed an agreement with BioCancell Therapeutics, Inc. ("BioCancell"), an Israel-based clinical-stage biopharmaceutical company, whose Common stock is listed on the Tel Aviv Stock Exchange. As part of the agreement, the Company provided funding to BioCancell, was entitled to appoint one member to BioCancell's board of directors and provided BioCancell with certain consulting services. It was also agreed between Tikcro and two major shareholders of BioCancell, who held together with Tikcro more than 25% (but less than 50%) of the shares of BioCancell, to vote for one member of the board for each of these 3 shareholders. The agreement was terminated on July 27, 2011. Furthermore, no restrictions were made on the vote for other members of the board.

The initial investment included a purchase of 837,521 shares of Common stock of BioCancell at a price per share in NIS equal to $ 0.597 ($ 500 in total), a convertible note due in July 2012 in the principal amount of $2,000, bearing interest at 10% per year and convertible into up to 3,464,385 shares of common stock with a conversion price per share in NIS equal to $ 0.716, and a five-year warrant expiring June 2013 to purchase from BioCancell up to 4,301,906 shares of Common stock at a price per share in NIS equal to $ 0.716 (following the private placement in 2012, the exercise price was adjusted, as further noted below) . The interest accrued on the convertible note until September 30, 2010 was accumulated as part of the notes' value.

In July 2012, Tikcro's convertible note to BioCancell in the principal amount of $2,000 was repaid in full, including accrued interest, in the total amount of $2,480.

During 2010 and 2012, the Company sold 104,372 and 194,792 shares of Common stock of BioCancell for consideration of $113 and $20, respectively. Subsequent to December 31, 2012, the Company sold additional shares, refer to Note 11.

During 2010 and 2012 the Company received 191,817 shares of Common stock of BioCancell, in each of the years, for consulting services provided by the Company to BioCancell, in the value of $52 and $29, respectively.

In addition, Tikcro is entitled to a "full ratchet" anti-dilution protection in cases Biocancell issues additional securities, under terms stipulated in the agreement. Following a private placement that BioCancell effected in January 2012, the full-ratchet anti-dilution adjustment provision was triggered, and as a result additional 1,025,979 shares of Common stock were issued to the Company for no additional consideration. The convertible note became convertible, at a conversion price of NIS 1.00 per share, and the exercise price of the warrant was reduced to NIS 1.00 per share.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVESTMENT (Cont.)

In July 2012, following another financing round of Biocancell, the full-ratchet anti-dilution adjustment provision was triggered again, and as a result an additional 125,147 shares of common stock were due to the Company for no additional consideration, and the exercise price warrant was reduced to NIS 0.87 per share. The additional shares were not issued yet, although BioCancell acknowledges that this issuance is due pending certain Israeli regulatory approvals.

In November 2012, BioCancell held another financing round at a share price of NIS 0.42. BioCancell declined to affect the full-ratchet anti-dilution adjustment provision. The investment as of December 31, 2012 does not include the additional shares that may be issued to the Company as a result of this financing round. Refer to Note 6b for further details.

As a result of applying ASC No. 825, the Company has recorded the change in fair value of the investment as financial expenses in the amount of $ 524 $ 2,592 and $ 799 for the years ended December 31, 2010, 2011 and 2012 respectively.

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

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In 2013, the Company demanded that BioCancell effects a full ratchet anti-dilution adjustment under the 2008 transaction agreements, in respect of a November 2012 financing round that BioCancell had at a price per share of NIS 0.42. BioCancell declined, claiming that the right for a full ratchet adjustment terminated as of its July 2012 financing, which was at a price per share of NIS 0.87. The Company agreed to resolve this disagreement through an arbitration process, which is currently on-going.

Other than this matter, the Company is currently not party to any legal proceedings.

NOTE 7:-	SHAREHOLDERS' EQUITY

a.	Ordinary shares:

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared.

b.	Stock option plans:

1.	Under the Company's stock option plan (as amended in December 2007) ("the Plan"), shares and options to purchase shares may be granted to employees, officers, consultants and directors of the Company.
2.	No options were granted, exercised or forfeited during 2010, 2011 and 2012. As of December 31, 2012, an aggregate of 1,891,356 Ordinary shares of the Company were reserved for issuance under the plan.
3.
Options granted generally become fully exercisable after three to four years and expire no later than 10 years from the approval date of the option plan under terms of grant. Any option forfeited or cancelled before expiration become available for future grants.

The following is a summary of the Company's stock options transactions in 2012:

	Amount	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value *)

Options outstanding at beginning of year	133,334	$0.92	3.14	$-
Granted	-	$-	-	$-
Exercised	-	$-	-	$-

Options outstanding at end of year	133,334	$0.92	2.14	$-

Vested and expected to vest at end of year	133,334	$0.92	2.14	$-

Options exercisable at end of year	133,334	$0.92	2.14	$-

*)	The options were out of the money as of December 31, 2012 and 2011 and their intrinsic value was considered as zero.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2012, have been separated into two exercise prices as follows:

		Weighted average
	Options	remaining
Exercise	outstanding and	Contractual
Price	exercisable	life (years)

$ 0.87	66,667	0.65
$ 0.97	66,667	3.62

	133,334	2.14

4.	The following table summarizes information relating to restricted shares, as well as changes to such awards during 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012

Outstanding at beginning of year	181,808	132,050	243,339
Granted	73,620	250,000	-
Vested	(123,378)	(138,711)	(111,880)

Outstanding as of December 31,	132,050	243,339	131,459

The weighted average fair values at grant date of restricted shares granted for the years ended December 31, 2010 and 2011 were $ 0.6 and $ 0.51 respectively.

Restricted shares are subject to a repurchase right by the Company on certain occasions. Under the repurchase right, the Company may reacquire a pro-rata portion of the granted shares, for no consideration, if certain conditions occur including the employees' end of service with the Company.

As of December 31, 2012, there was $ 67 of total unrecognized compensation cost related to share-based compensation arrangement granted under the plan. That cost is expected to be recognized over a period of 1.25 year.

During 2010, the Company shortened the vesting schedule of certain restricted shares that, as of December 31, 2011, were fully vested. According to ASC No. 718, the change was treated as a modification. Accordingly, in the financial statements for the year ended December 31, 2010, the Company recorded incremental compensation costs based on fair value of the awards on the modification dates in the amount of $ 12, which were recognized over the remaining vesting period.

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

NOTE 8:-	TAXES ON INCOME

a.	Tax rates:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2010 - 25%, 2011 - 24%, 2012 – 25%.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	TAXES ON INCOME (Cont.)

b.	Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2011	2012
Deferred tax assets:
Net operating loss and capital loss carry forward	$37,126	$38,083
Valuation allowance	(37,069)	(38,083)

Deferred tax asset	57	-

Deferred tax liability - increase in fair value of investment	(57)	-

Net deferred tax asset	$-	-

Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax assets regarding the loss carry-forward and other temporary differences will not be realized in the foreseeable future.

c.	Net operating losses carry-forward:

The Company has accumulated operating losses for tax purposes as of December 31, 2012 in the amount of approximately $ 30,556 (denominated in NIS), which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of approximately $ 121,137 (denominated in NIS), which may be carried forward and offset against capital gains.

d.
The main reconciling item from the statutory tax rate of the Company to the effective tax rate are valuation allowances provided for deferred tax assets. Tax expenses represent tax withheld from the Company.

e.	Tax reports filed by the Company in Israel through the year ended December 31, 2007 are considered final.

f.	As of December 31, 2011 and 2012, the Company did not have any unrecognized tax benefits or uncertain tax positions.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	RELATED PARTY TRANSACTIONS

The balances with and the results of operations from transactions with related parties were as follows:

	December 31,
	2011	2012
Balances:

Receivables **)	$70	$-

	Year ended December 31,
	2010	2011	2012
Transactions:

Administrative services *)	$48	$25	$-

Consulting services **)	$82	$76	$41

Interest on convertible note (refer to Note 5)	$41	$244	$621

*)
In January 2000, Orckit Communications Ltd ("Orckit") executed a plan of separation which divided Orckit into two separate companies: (i) Tikcro, and (ii) Orckit. A portion of Orckit's and the Company's shares beneficially owned by shared owners. Orckit provided the Company with certain administrative services until June 30, 2011.

**)
Consulting services provided by the Company in connection with the investment in BioCancell, refer to Note 5. The consulting fees are recorded as on offset in the operating expenses in the statement of operations.

NOTE 10:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Other current liabilities:

	December 31,
	2011	2012

Tax authorities	$109	$-
Director fees	36	44
Trade payables	90	78
Accrued expenses and other	67	49

	$302	$171

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

b.	Financial expenses, net

	Year ended December 31,
	2010	2011	2012

Financial expenses:
Revaluation of investment	$(524)	$(2,592)	$(799)
Other	(4)	(6)	-

	(528)	(2,598)	(799)
Financial income:
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	52	51	19
Interest on convertible note	41	244	622
Gain on sale of BioCancell shares	46	-	-

	139	295	641

	$(389)	$(2,303)	$(158)

NOTE 11:-	SUBSEQUENT EVENTS

Subsequent to December 31, 2012 the Company sold 1,408,544 shares of common stock of BioCancell for a total consideration of $388. The gain recognized by the Company on this sale was immaterial.