Form 20-F
period 2013-12-31
TIKCRO TECHNOLOGIES LTD
filed 2014-04-30
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒ No

TABLE OF CONTENTS

PART I		1
ITEM 1.	Identify of Directors, Senior Management and Advisors	1
ITEM 2.	Offer Statistics and Expected Timetable	1
ITEM 3.	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3
ITEM 4.	Information on the Company	9
A.	History and Development of the Company	9
B.	Business Overview	10
C.	Organizational Structure	11
D.	Property, Plants and Equipment	11
ITEM 4A.	Unresolved Staff Comments	11
ITEM 5.	Operating and Financial Review and Prospects	11
A.	Operating Results	11
B.	Liquidity and Capital Resources	16
C.	Research and Development, Patents and Licenses	17
D.	Trend Information	17
E.	Off-balance Sheet Arrangements	17
F.	Tabular Disclosure of Contractual Obligations	17
ITEM 6.	Directors, Senior Management and Employees	17
A.	Directors and Senior Management	17
B.	Compensation	19
C.	Broad Practices	19
D.	Employees	25

E.	Share Ownership	25
ITEM 7.	Major Shareholders and Related Party Transactions	26
A.	Major Shareholders	26
B.	Related Party Transactions	26
C.	Interests of Experts and Counsel	27
ITEM 8.	Financial Information	27
A.	Consolidated Statements and other Financial Information	27
B.	Significant Changes	27
ITEM 9.	The Offer and Listing	27
A.	Offer and Listing Details	27
B.	Plan of Distribution	29
C.	Markets	29
D.	Selling Shareholders	29
E.	Dilution	29
F.	Expenses of the Issue	29
ITEM 10.	Additional information	29
A.	Share Capital	29
B.	Memorandum and Articles of Association	29
C.	Material Contracts	35
D.	Exchange Controls	36
E.	Taxation	36
F.	Dividends and Paying Agents	46
G.	Statement by Experts	46
H.	Documents On Display	46
I.	Subsidiary Information	47
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	47
ITEM 12.	Description of Securities other than Equity Securities	47

PART I

Unless the context otherwise requires, “Tikcro,” “us,” “we” and “our” refer to Tikcro Technologies Ltd., an Israeli company. References to “U.S. dollars,” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. As of December 31, 2013, the exchange rate published by the Bank of Israel was NIS 3.471 per $1.00.

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

We have derived the following selected financial data, with respect to the five years from 2009 through 2013, from the audited financial statements of Tikcro, which have been prepared in accordance with U.S generally accepted accounting principles.

The selected financial data set forth below as of December 31, 2012 and 2013 and for each of the years ended December 31, 2011, 2012 and 2013 are derived from our audited financial statements which are included elsewhere in this Annual Report.

The selected financial data as of December 31, 2009, 2010 and 2011 and for the years ended December 31, 2009 and 2010 are derived from our audited financial statements which are not included in this Annual Report.

You should read the selected financial data together with Item 5 “Operating and Financial Review and Prospects” and our financial statements included elsewhere or incorporated by reference in this Annual Report.

In July 2008, we acquired a minority stake in BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company, which stake was substantially liquidated in 2012. Please see Item 4.A “Information on the Company - History and Development of the Company - Recent Developments” for more information.

	Years Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except share and per share data)
Statement of Operations Data:
Research and development	$-	$-	$92	$40	$29
General and administrative expenses	$448	$471	541	401	542
Consulting services	(61)	(82)	(76)	(41)	-

Operating loss	$(387)	$(389)	$(557)	$(400)	$(571)
Financial income (expenses), net	3,282	(389)	(2,303)	(158)	579
Income (loss) before taxes	2,895	(778)	(2,860)	(558)	8
Tax expenses	-	-	(54)	34	-
Net income (loss)	$2,895	$(778)	$(2,914)	$(592)	$8
Basic net earnings (loss) per share	$0.35	$(0.09)	$(0.34)	$(0.07)	$(0.00)
Diluted net earnings (loss) per share	$0.34	$(0.09)	$(0.34)	$(0.07)	$(0.00)
Number of shares used in computing basic net earnings (loss) per share	8,347,179	8,475,833	8,562,402	8,649,048	8,747,776
Number of shares used in computing diluted net earnings (loss) per share	8,392,283	8,475,833	8,562,402	8,649,048	8,747,776
___________

*)	Represents an amount lower than $0.01.

	December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents, marketable securities and deposits	$7,432	$7,270	$6,985	$9,234	$9,120
Investment in BioCancell - Short-term*	-	-	3,033	243	397
Investment in BioCancell - Long-term*	6,164	5,625	-	-	-
Working capital	7,201	7,108	9,881	9,337	9,403
Total assets	13,645	13,051	10,183	9,508	9,531
Shareholders' equity	13,365	12,733	9,881	9,337	9,403

* - See Item 4 “Information on the Company” for more information on our investment in BioCancell.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our activities are limited to attempting to locate such a candidate and to the funding and supporting early stage technology projects. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in consummating transactions with operating companies.  If we do enter into a transaction with an operating company, it is likely to have no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. In the event that we complete a transaction with one or more operating companies, the success of our operations will be dependent upon the management of such target company or companies and numerous other factors. Since 2008, the only significant transaction that we consummated was with BioCancell, of which our stake was substantially liquidated in 2012. There is no assurance that we will be able to negotiate additional transactions on terms favorable to us, or at all.

We source and fund early stage technology projects, which involves a high risk of loss.

We provide funding for early-stage biotechnology projects. Since we invest at an early stage, the risk of loss is high. In 2012 and 2013, we recorded insignificant research and development expenses  related to such projects, although additional funding for research and development expenses of such projects is provided by the Israeli government but is not recorded by us as an expense .

Our shareholders may be subject to dilution of the value of our shares if we conduct a business combination or other type of acquisition or if we issue newly issued securities.

A business combination, the acquisition of stakes in operating companies, or our issuance of newly issued securities, which are among the business alternatives considered by us, may involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such transaction or the amount of funds we raise in any such equity financing, the per-share value of our ordinary shares may significantly increase or decrease.

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

We invest the majority of our cash on hand in bank deposits and financial instruments. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment.  This would harm our financial condition.  For information on the types of our investments as of December 31, 2013, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk - Interest Rate Risk Management”.

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

We are incorporated and headquartered in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Recent political events and continuous unrest in various countries in the Middle East and Northern Africa, including Egypt and Syria, have shaken and continue to impact the stability of those countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us. We cannot predict the effect on us of the increase in the degree of terror attacks against Israel, political instability in the region or military action elsewhere in the Middle East.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities or due to disagreement with Israel’s policies. This may also seriously harm our operating results, financial condition and the ability to expand our business.

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

In addition, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim.  In addition, even if any Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.  There is little binding case law in Israel addressing these matters.

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

Our major shareholders may be able to control us.

Steven N. Bronson beneficially owns approximately 16.9% of our outstanding ordinary shares, Eric Paneth, one of our directors, beneficially owns approximately 13.0% of our outstanding ordinary shares, Izhak Tamir, our Chairman of the Board, beneficially owns approximately 11.9% of our outstanding ordinary shares, and Aviv Boim, our CEO, beneficially owns approximately 9.9% of our outstanding ordinary shares. Currently, none of these holders is a party to a shareholders agreement. However, if all of these shareholders or any combination of them act together, they effectively may have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. The combined equity interest of these holders may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or more of them.

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

We were incorporated on December 14, 1999 under the laws of the State of Israel. We are governed by the Israeli Companies Law, 5759-1999.  In September 2003, we changed our name from “Tioga Technologies Ltd.” to “Tikcro Technologies Ltd.”.  Our principal executive offices are located at 16 Hatidhar St., Raanana 43652, Israel and our telephone number is (972-9)744-2440.

Principal Capital Expenditures

We did not have any capital expenditures in 2011, 2012 or 2013.

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

Biotechnology Projects

We provide funding for early-stage biotechnology projects originating in Israeli academic centers. The amount of funding we provide is immaterial and the risk of loss is high, but if the project succeeds we would be well-positioned to take a significant equity interest and effect a license agreement with the applicable academic center. We usually require the participation of Israeli government research funds, which exceed the amount of our funding. See Item 3.D “Risk Factors” above. Among these projects are new molecules in fields of oncology and cardiology. We intend to increase the amounts we spend for research and development and general expenses required to promote projects that reach early development milestones.

BioCancell

BioCancell, a company headquartered in Israel and listed on the Tel Aviv Stock Exchange, is a clinical-stage biopharmaceutical company focused on the discovery and development of novel therapies for treating solid cancer tumors.  In July 2008, in exchange for our investment of $2.5 million we acquired from BioCancell in a privately negotiated transaction 837,521 shares of its common stock (before reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares) for consideration of $0.5 million, at a price of $0.60 per share, and a four-year convertible note due June 2012 in the principal amount of $2.0 million, bearing interest at 10% per year and convertible into up to 3,464,385 shares of common stock (before reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares). As part of the transaction we also received a five-year warrant expiring June 2013 to purchase up to 4,301,906 shares of BioCancell common stock (before reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares) for an exercise price of $0.716 per share.

Following a financing round that BioCancell held in January 2012, our full-ratchet anti-dilution adjustment provision was triggered, and as a result an additional 1,025,979 shares of common stock (before reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares) were issued to us for no additional consideration, the conversion price of our convertible note was reduced to NIS 1.00 per share, and the exercise of our warrant to purchase up to 4,301,906 shares of common stock was reduced to NIS 1.00 per share. In July 2012, our convertible note in BioCancell was repaid in full, including accrued interest, in the total gross amount of approximately $2.48 million.

In July 2012, following another financing round of BioCancell, our full-ratchet anti-dilution adjustment provision was triggered again, and as a result an additional 29,972 shares of common stock (after reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares) were due to us for no additional consideration, and the exercise price of our warrant was reduced to NIS 0.87 per share. In November 2012, BioCancell held another financing round at a share price of NIS 0.42. BioCancell declined to effect our full-ratchet anti-dilution adjustment provision, and after an arbitration process, in July 2013 we were awarded an additional 4.5 million shares of BioCancell, which represented 3.8% of the outstanding shares of BioCancell immediately after the arbitration award. In June 2013 we exercised the warrant as to the 4,301,906 shares of common stock of BioCancell underlying the warrant pursuant to the cashless exercise feature provided in the warrantand received 2,409,242 (after reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares) ordinary shares.

 As of April 22, 2014, we held 219,487 ordinary shares of BioCancell (after reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares), constituting approximately 1.14% of its outstanding share capital (not included 250,226 shares, after reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares, that were due to the company and subject to a payment of an exercise price equal to $72, which is in dispute).

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

Overview

Our plan of operation is to explore funding opportunities in growth areas for Tikcro, either in direct funding of early stage projects or to attempt to merge or effect a business combination with a domestic or foreign, private or public operating company or to acquire minority stakes in one or more operating companies in new areas of operations.

We provide funding for early-stage biotechnology projects. The amount of funding we provide is immaterial and the risk of loss is high, but if the project succeeds we would be well-positioned to take a significant equity interest. In 2012 and 2013, we recorded aggregate research and development expenses of $40,000 and $29,000, respectively, related to such projects.

In 2011, we had financial expenses, net of $2,303,000, mainly from a decrease in the value of our investment in BioCancell, expenses of $557,000 (mainly General and administrative expenses) and tax expenses due to tax withheld on payments on interest of $54,000, resulting in the net loss of $2,914,000. In 2012, we had financial expenses, net of $158,000, mainly from payment of interest on the BioCancell note and on marketable securities, income of $641,000, offset by revaluation of the investment in BioCancell, expenses of $799,000 (mainly General and administrative expenses), and tax expenses due to tax withheld on payments on interest of $109,000, resulting in a net loss of $592,000. In 2013, we had financial income, net of $579,000, mainly from the additional shares of BioCancell that we were awarded (as discussed above in Item 4.B. "Business Overview"), offset by a decrease in the value of our investment in BioCancell and expenses of $571,000 (mainly General and administrative expenses), resulting in net profit of $8,000.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles.

For additional information regarding our significant accounting policies please refer to Note 2 of our financial statements as of December 31, 2013 included in this report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical.  These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances.

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

	Years Ended December 31,
	2011	2012	2013
Statement of Operations Data:
Research and development	$92	$40	$29
General and administrative expenses, net	541	401	542
Consulting services	(76)	(41)	-
Operating loss	(557)	(400)	(571)
Financial income (expenses), net	(2,303)	(158)	579
Income (loss) before taxes	(2,860)	(558)	8
Tax expenses	(54)	(34)	-
Net income (loss)	$(2,914)	$(592)	$8

Consulting Services.  We received consulting fees in accordance with an agreement with BioCancell, pursuant to which we provided funding to BioCancell. The fees from such consulting fees were $76,000 in 2011 and $41,000 in 2012, and are presented as "Consulting Services" under operating expenses. We did not receive any consulting fees in 2013.

Research and development expenses. In 2011, 2012 and 2013, we had expenses of $92,000, $40,000 and $29,000, respectively, related to our investments in early-stage biotechnology projects.

General and administrative expenses. General and administrative expenses increased in 2013 from $401,000 in 2012 to $542,000 in 2013 mainly due to an increase in legal expenses related to our arbitration with BioCancell and management fees.

Financial income, net.  Financial income consists primarily of mark-to-market of the investment in BioCancell and also interest on marketable securities and bank deposits. In 2011, our financial expense included expense from the mark to market adjustment of securities of BioCancell in the amount of $2.6 million. In 2012, our financial expense included expense from the mark-to-market adjustment of securities of BioCancell in the amount of $799,000. In 2013, our financial income included income from the mark-to-market adjustment of securities of BioCancell in the amount of $579,000.

Tax.  We had expenses of $54,000 in 2011 and $34,000 in 2012, due to tax withheld on interest payments. We did not have tax expenses in 2013.

Net income.  In 2011, we had net loss of $2,914,000 as a result of financial expenses in the amount of $2,303,000 and operating loss in the amount of $557,000. In 2012, we had net loss of $592,000 as a result of financial expenses in the amount of $158,000, tax expenses in the amount of $34,000 and operating loss in the amount of $400,000. In 2013, we had net income of $8,000 as a result of financial income in the amount of $579,000 and operating loss in the amount of $571,000.

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

We may have from time to time expenses denominated in new Israeli shekels. Such expenses would decrease as a result of a devaluation of the new Israeli shekel in relation to the U.S. dollar. In 2011and 2013, the value of the U.S dollar increased against the NIS, which caused our NIS denominated expenses to increase. In 2012, the value of the U.S. dollar decreased against the NIS, which caused our NIS denominated expenses to decrease. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the new Israeli shekel against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	NIS-USD Devaluation Rate	Israel Inflation Adjusted for Devaluation
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.6	(5.4)
2012	1.5	(2.3)	3.8
2013	1.8	(7.0)	8.8

B.	Liquidity and Capital Resources

We had working capital of $9.9 million as of December 31, 2011, $9.3 million as of December 31, 2012 and $9.4 as of December 31, 2013.  We believe that we have sufficient working capital for at least the next 12 months.

In 2011, we had net loss of $2.9 million and we used $193,000 of cash from operations. In 2012, we had net loss of $592,000 and we generated net cash of $252,000 from operations. In 2013, we had net income of $8,000 and we used $534,000 of cash from operations. We did not generate any cash from investment activities in 2011. We generated net cash of $4.3 million from investment activities in 2012, and $420,000 in 2013.

In 2011, 2012 and 2013, we did not have any cash flow from financing activities.

C.	Research and Development, Patents and Licenses

Research and development expenses include funding for early-stage biotechnology projects and are charged to the statement of operations, as incurred.

D.	Trend Information

None.

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2013, we had no contractual obligations of the type required to be disclosed in this section.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of April 22, 2014:

Name	Age	Position
Izhak Tamir	61	Chairman of the Board
Eric Paneth	63	Director
Liat Hadad	42	External Director
Yiftach Atir	64	External Director
Aviv Boim	46	Chief Executive Officer

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

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (five persons) who served in the capacity of director or executive officer in the year ended December 31, 2013, was approximately $210,000. The foregoing amounts consist of the fees paid to our directors and chief executive officer. In 2013, our statutory external directors were paid cash compensation of NIS 36,250 (approximately $10,444) per year and NIS 1,855 (approximately $534) per meeting and our other directors were paid only a participation fee in the amount of $1,000 for attendance at each meeting of the board of directors or committee thereof.  Mr. Tamir does not receive any additional compensation for serving as our Chairman of the Board.

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

According to the Companies Law, a company’s chairman of the board may not serve as its chief executive officer, unless otherwise approved by the shareholders for periods of up to three years.  Our directors are elected at annual meetings of our shareholders by a vote of the holders of a majority of the ordinary shares voting thereon. Generally, our directors hold office until the next annual meeting of shareholders following the annual meeting at which they were elected. Directors may be removed earlier from office by resolution passed at a general meeting of our shareholders. Pursuant to the Israeli Companies Law, external directors are elected by shareholders for a three-year term and may be re-elected by shareholders for up to two additional three-year terms.

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

Compensation Committee

Under the Israeli Companies Law, the board of directors of a public company is required to establish a compensation committee. The compensation committee needs to have at least three directors who satisfy certain independence qualifications, and the chairman of the compensation committee is required to be an outside director. Under the Israeli Companies Law, the role of the compensation committee is to recommend to the board of directors, a policy governing the compensation of office holders based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders prior to the approval thereof by the board of directors. Our compensation committee consists of Mr. Atir (Chairman), Ms. Hadad and Mr. Paneth.

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

Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest.  To be approved, a transaction must be for the benefit of the company.

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

Office Holder Compensation

Under the Israeli Companies Law, we are required to adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described in the following paragraph). Nevertheless, even if the shareholders reject a proposed compensation policy, the compensation committee and the board of directors may approve the compensation policy if they have determined that the compensation policy is for the benefit of the company despite the opposition of the shareholders. In general, all office holders’ terms of compensation are required to comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder generally need to be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same threshold noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

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

Shareholders generally have the right to examine any document in the company’s possession pertaining to any matter that requires shareholder approval.

D.	Employees

We had one employee as of each of December 31, 2011, 2012 and 2013.

E.	Share Ownership

As of April 10, 2014, Mr. Eric Paneth beneficially owned 1,156,602 ordinary shares, or approximately 13.0% of our outstanding ordinary shares, Mr. Izhak Tamir beneficially owned 1,061,701 ordinary shares, or approximately 11.9% of our outstanding ordinary shares, and Mr. Aviv Boim beneficially owned 885,287 ordinary shares, or approximately 9.9% of our outstanding ordinary shares. None of our other directors beneficially owns 1% or more of our outstanding ordinary shares.

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

As of April 20, 2014, we had outstanding options to purchase a total of 66,667 ordinary shares, all of which were held by our directors.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 22, 2014 (unless otherwise specified), by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)
Steven N. Bronson(2)	1,500,094	16.9%
Eric Paneth	1,156,602	13.0%
Izhak Tamir	1,061,701	11.9%
Aviv Boim	885,287	9.9%
_______________
(1)	Based on 8,898,861 ordinary shares outstanding on April 22, 2014.
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

As of March 31, 2014, there were 32 holders of record of our ordinary shares in the United States who collectively held approximately 72% of our outstanding ordinary shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

A.	Consolidated Statements and other Financial Information

See financial statements under Item 18.

Legal Proceedings

In 2013, we demanded that BioCancell effect a full ratchet anti-dilution adjustment under our 2008 transaction agreements, in respect of a November 2012 financing round it held at a price per share of NIS 0.42. BioCancell refused to implement this provision, claiming that it terminated as of its July 2012 financing, which had a price per share of NIS 0.87. We agreed to resolve this dispute by an arbitration process. In July 2013, we were awarded an additional 4.5 million shares of BioCancell, which represented 3.8% of the outstanding shares of BioCancell, pursuant to the arbitration award.

Other than this matter, we are currently not party to any legal proceedings.

 Significant Changes

No significant change has occurred since December 31, 2013, except as otherwise disclosed in this Annual Report.

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

Calendar Year	Price Per Share
	High	Low

2009	0.95	0.45
2010	0.96	0.63
2011	0.78	0.44
2012	0.55	0.42
2013	0.75	0.45

Calendar Quarter
2012
First Quarter	0.55	0.42
Second Quarter	0.50	0.42
Third Quarter	0.50	0.43
Fourth Quarter	0.48	0.35
2013
First Quarter	0.70	0.45
Second Quarter	0.69	0.47
Third Quarter	0.75	0.58
Fourth Quarter	0.64	0.51
2014
First Quarter	0.61	0.51
Second Quarter (through April 21, 2014)	0.61	0.59
Monthly
October 2013	0.60	0.60
November 2013	0.64	0.56
December 2013	0.60	0.51
January 2014	0.61	0.51
February 2014	0.52	0.61
March 2014	0.52	0.60
April 2014 (through April 21, 2014)	0.61	0.59

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are quoted on the Pink Sheets Electronic Quotation Service under the symbol TIKRF.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder’s sale, exchange or other taxable disposition of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars).  This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition.  Individual U.S. Holders are subject to a maximum tax rate of 20% on long-term gains.  A noncorporate U.S. Holder may be subject to an additional tax based on its “net investment income” (generally, gross income from interest, dividends, annuities, royalties and rents and gain from the sale of property (other than property held in the active conduct of a trade or business that does not regularly trade financial instruments or commodities), less the amount of deductions properly allocable to such income or gain). Such tax is equal to 3.8% of the lesser of an individual U.S. Holder’s (i) net investment income, or (ii) the excess of such U.S. Holder’s “modified adjusted gross income” (adjusted gross income plus the amount of any foreign earned income excluded from income under Section 911(a)(1) of the Code, net of deductions and exclusions disallowed with respect to such foreign earned income) over a specified threshold amount ($250,000 in the case of a joint return or surviving spouse, $125,000 in the case of a married individual filing a separate return and $200,000 in any other case). In the case of a U.S. Holder which is an estate or trust, the tax is equal to 3.8% of the lesser of (i) undistributed net investment income, or (ii) the excess of adjusted gross income (as defined in Section 67(e) of the Code) over the dollar amount at which the highest tax bracket applicable to an estate or trust begins.  Short-term capital gains generally are taxed at the same rates applicable to ordinary income.  If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss is treated as a short-term capital gain or loss.  See “Israeli Tax Considerations — Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares.  Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains.  In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes under certain circumstances.

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

Treatment of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Status,” for U.S. federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations -- Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. A noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 20% and also may be subject to the additional tax on “net investment income” described above in “Sale, Exchange or Other Taxable Disposition of Ordinary Shares.”. For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S.,  or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 20% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.”

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

Dividends received with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the deductibility of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our ordinary shares also generally will be treated as “investment income” for purposes of the investment interest deduction limitation contained in Section 163(d) of the Code, and as foreign-source passive income for U.S. foreign tax credit purposes or, in the case of a U.S. Holder that is a financial services entity, financial services income. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from distributions on our ordinary shares which constitute dividends under U.S. income tax law. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only if the U.S. Holder elects to do so with respect to all foreign income taxes in such year. In addition, special rules may apply to the computation of foreign tax credits relating to “qualified dividend income,” as defined above. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions involves the application of complex rules that depend on a U.S. Holder’s particular circumstances.

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

Based on the composition of our gross income, the composition and value of our gross assets and the amount of our liabilities during each year since 2003, we believe that we are likely to be treated as having been a PFIC in each such year, including 2013.  There also can be no assurance that we will not be deemed a PFIC in 2014 or any other future tax year.

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

Information Reporting and Backup Withholding

Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding tax at a rate which currently is 28%.  Information reporting will not apply, however, with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations.  In addition, backup withholding will not apply to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and other required certifications. U.S. Holders required to establish their exemption from backup withholding generally must provide a certification on U.S. Internal Revenue Service Form W-9 (or substitute form). The backup withholding tax is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service.  U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable.

In addition, U.S. Holders should be aware of annual reporting requirements on U.S. Internal Revenue Service Form 8938 (Statement of Specified Foreign Financial Assets) with respect to the holding of certain foreign financial assets, including our ordinary shares that are not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds $50,000 (or $100,000 for married couples filing a joint return).

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

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 25% for the 2012 and 2013 tax years and 26.5% for the 2014 tax year and future years. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

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

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.  At December 31, 2013, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk Management

As of December 31, 2013, we had $9.12 million of cash and short-term investments, primarily all of which was linked to the U.S. dollar.

ITEM 12.	Description of Securities other than Equity Securities

None.

PART II

ITEM 13.	Defaults, Dividend Averages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of December 31, 2013. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our principal executive and financial officer. Based on this evaluation, our principal executive and financial officer has concluded that our disclosure controls and procedures are effective to alert him on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

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

Our management conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2013 and concluded that our internal control over financial reporting was effective as of December 31, 2013.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2013 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.         Principal Accountant Fees and Services

For 2012 and 2013, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2012	2013
Audit Fees	$32,500	$29,500
Tax Fees	5,500	5,500
All Other Fees	0	0
Total	$38,000	$35,000

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

Date:  April 30, 2014

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

4.1	Share Incentive Plan, as amended (d)
4.2	Tikcro 2003 Stock Option Plan, as amended (e)
8.1	List of Subsidiaries (f)
12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act (f)
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act (f)
14.1	Consent of Independent Registered Public Accounting Firm (f)
101.1
Interactive Data Files  in XBRL format of the following materials from our Annual Report on Form 20-F for the year ended December 31, 2013 are furnished herewith: (i) the Balance Sheets, (ii) the Statements of Operations, and (iii) the Statements of Changes in Shareholders' Equity, (iv) the Statements of Cash Flows and (v) Notes to Financial Statements (f)

________________________

(a)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2012.

(b)	Incorporated by reference to Tikcro’s Report on Form 6-K filed with the Securities and Exchange Commission on September 14, 2005.

(c)	Incorporated by reference to Tikcro’s Report on Form 8-A/A filed with the Securities and Exchange Commission on December 11, 2012.

(d)	Incorporated by reference to Tikcro’s Registration Statement on Form S-8 (File No. 333-12904).

(e)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2007.

(f)	Included herewith.

TIKCRO TECHNOLOGIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TIKCRO TECHNOLOGIES LTD.

We have audited the accompanying balance sheets of Tikcro Technologies Ltd. ("the Company") as of December 31, 2012 and 2013, and the related statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2013, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 30, 2014	A Member of Ernst & Young Global

TIKCRO TECHNOLOGIES LTD.

BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2012	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,234	$9,120
Investment in BioCancell (Note 4)	243	397
Other current assets	31	14

Total current assets	9,508	9,531

Total assets	$9,508	$9,531

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES (Note 9a)	$171	$128

Total current liabilities	171	128

COMMITMENTS AND CONTINGENT LIABILITIES (Note 5)

SHAREHOLDERS' EQUITY (Note 6):
Share capital -
Ordinary shares no par value - Authorized: 16,666,667 shares at December 31, 2012 and 2013; Issued: 10,345,912 at December 31, 2013 and 2012; Outstanding: 8,898,861 at December 31, 2013 and 2012.	-	-
Additional paid-in capital	146,653	146,711
Treasury shares, at cost, 1,447,051 Ordinary shares at December 31, 2012 and 2013	(1,065)	(1,065)
Accumulated deficit	(136,251)	(136,243)

Total shareholders' equity	9,337	9,403

Total liabilities and shareholders' equity	$9,508	$9,531

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share and per share data

	Year ended December 31,
	2011	2012	2013

Operating costs and expenses:

Research and development	$92	$40	$29
General and administrative expenses	541	401	542
Consulting services (Note 8)	(76)	(41)	-

Operating loss	557	400	571
Financial incomes (expenses), net (Note 9b)	(2,303)	(158)	579

Income (loss) before taxes	(2,860)	(558)	8

Tax expenses	54	34	-

Net income (loss)	$(2,914)	$(592)	$8

Net loss per share:

Basic and diluted net loss per share	$(0.34)	$(0.07)	$0.00

Weighted average number of shares used in computing basic and diluted loss per share	8,562,402	8,649,048	8,747,776

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Net income (loss)	$(2,914)	$(592)	$8

Other comprehensive income (loss):
Unrealized losses on available-for-sale securities:
Changes in unrealized loss	(11)	-	-
Less: reclassification adjustments for gains on available-for-sale securities	-	4	-

Comprehensive income (loss)	$(2,925)	$(588)	$8

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Outstanding		Additional	Accumulated other			Total
	Ordinary shares		paid-in	comprehensive	Treasury	Accumulated	shareholders'
	Number	Amount	capital	income	shares	deficit	Equity

Balance at January 1, 2011	8,648,861	$-	$146,528	$15	$(1,065)	$(132,745)	$12,733

Stock based compensation	-	-	73	-	-	-	73
Comprehensive loss	-	-	-	(11)	-	-	(11)
Net loss	-	-	-	-	-	(2,914)	(2,914)

Balance at December 31, 2011	8,648,861	-	146,601	4	(1,065)	(135,659)	9,881

Issuance of shares (Note 6)	250,000	-	-	-	-	-	-
Stock based compensation	-	-	52	-	-	-	52
Comprehensive loss				(4)			(4)
Net loss	-	-	-	-	-	(592)	(592)

Balance at December 31, 2012	8,898,861	-	146,653	-	(1,065)	(136,251)	9,337

Stock based compensation	-	-	58	-	-	-	58
Net income	-	-	-	-	-	8	8

Balance at December 31, 2013	8,898,861	-	146,711	-	(1,065)	(136,243)	9,403

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013
Cash flows from operating activities:

Net income (loss)	$(2,914)	$(592)	$8
Adjustments required to reconcile net loss to net cash (used in) provided by operating activities:
Stock based compensation	73	52	58
Decrease (increase) in other current assets	(9)	134	17
Decrease in current liabilities	(16)	(131)	(43)
Amortization of premium on marketable securities, net	81	19	-
Decrease (increase) in fair value of investment in BioCancell and gain/loss on sale of BioCancell shares	2,592	799	(574)
Fair value of shares received in connection with BioCancell investment related to consulting services	-	(29)	-

Net cash (used in) provided by operating activities	(193)	252	(534)

Cash flows from investing activities:

Proceeds from sale of available-for-sale marketable securities	-	2,250	-
Proceeds from sale of BioCancell shares	-	20	420
Proceeds from maturity of BioCancell convertible note	-	2,000	-

Net cash provided by investing activities	-	4,270	420

Decrease increase in cash and cash equivalents	(193)	4,522	(114)
Cash and cash equivalents at the beginning of the year	4,905	4,712	9,234

Cash and cash equivalents at the end of the year	$4,712	$9,234	$9,120

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Supplemental disclosure of cash flows activities:

Cash transactions during the year for:

Taxes paid	$(46)	$(117)	$-

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Tikcro Technologies Ltd. ("the Company" or "Tikcro") was incorporated in 1999, under the laws of Israel.

The Company has no significant business activities other than its holdings in BioCancell Therapeutics, Inc. ("BioCancell") of which the significant majority was liquidated, see Note 4.

The Company provides funding for early-stage biotechnology projects originated in academic research centers. The amount of funding is immaterial and the risk of loss is high, but if any of the project succeeds the Company would be well-positioned to take a significant equity interest and to enter into a license agreement addressing such technology.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"), followed consistently.

b.	Use of estimates:

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

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

The amortized cost of debt securities was adjusted for amortization of premiums and accretion of discounts to maturity. Such amortizations together with interest are included in "financial income (expenses), net".

The Company recognized an impairment charge when the fair value of a debt security is below its cost basis of such security and such decline is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the decline, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statement of operations and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During 2012 the Company sold all its remaining investments in marketable securities. During 2012 and 2011, the Company did not identify any other-than-temporary impairment loss.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Investment:

The Company adopted ASC No. 825, "Financial Instruments" as of the date of the investment in BioCancell and elected to apply the fair value option to its investment. The primary reasons for electing the fair value option were simplification and cost-benefit considerations, as well as expansion of the use of fair value measurement being consistent with the FASB's measurement objectives for accounting for financial instruments. The losses and gains due to changes in fair value for items measured at fair value pursuant to election of the fair value option were included in financial income (expenses), net. Refer also Note 4.

g.	Research and development expenses:

Research and development expenses include funding for early-stage biotechnology projects performed by research facilities, and are charged to the statement of operations, as incurred.

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

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. No options were granted during 2011, 2012 and 2013. The Company grants restricted shares and values them based on the market value of the underlying shares at the date of grant.

j.	Fair value of financial instruments:

The Company measures its investment at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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

The total number of shares excluded from the calculation of the diluted net earnings (loss) per share, because they had anti-dilutive effect, for the years ended December 31, 2011 and 2012 and 2013, were 376,673, 264,793 and 86,246, respectively.

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

In addition, with respect to the Company's investment in Biocancell, refer to Note 4.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

m.	Treasury shares:

The Company repurchases Ordinary shares on the open market which are held as treasury shares. The Company presents the cost of repurchased treasury shares as a reduction in shareholders' equity.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820 and ASC No. 825, the Company measures its investment, which is comprised from investments in Ordinary shares and warrants (see also Note 4) at fair value.

The Company's financial assets measured at fair value on a recurring basis consisted of the following types of instruments:

	As of December 31, 2013
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Investment in BioCancell - investment in Ordinary shares	$397	$-	$-	$397

Total financials assets	$397	$-	$-	$397

	As of December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Investment in BioCancell - investment in Ordinary shares	$218	$-	$-	$218
Investment in BioCancell - investment in warrants	-	-	25	25

Total financials assets	$218	$-	$25	$243

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	INVESTMENT IN BIOCANCELL

	December 31,
	2012	2013

Common stock (*)	$218	$397
Warrants	25	-

Investment in BioCancell	$243	$397

(*)
Subsequent to December 31, 2013 the Company sold 74,957 shares of common stock of BioCancell (after the reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares) for a total consideration of $64. The gain recognized by the Company on this sale was immaterial. The value of one share of common stock of BioCancell on April 21, 2014, was $ 0.85 (NIS 2.97). Following the sale of common shares subsequent to year-end the investment of the remaining 469,713  common stock (before reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares) amounted to $399.

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

The initial investment included a purchase of 837,521 shares of Common stock of BioCancell (before reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares) at a price per share in NIS equal to $ 0.597 ($ 500 in total), a convertible note due in July 2012 in the principal amount of $2,000, bearing interest at 10% per year and convertible into up to 3,464,385 shares of common stock (before reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares) with a conversion price per share in NIS equal to $ 0.716, and a five-year warrant expiring June 2013 to purchase from BioCancell up to 4,301,906 shares of Common stock (before reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares) at a price per share in NIS equal to $ 0.716 (following the private placement in 2012, the exercise price was adjusted, as further noted below.  In June 2013 the Company exercised the warrants pursuant to the cashless exercise feature of the warrants and received a total of 2,409,242 ordinary shares (before reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares).

In July 2012, Tikcro's convertible note to BioCancell in the principal amount of $2,000 was repaid in full, including accrued interest, in the total amount of $2,480.
Up to December 31, 2011 and during 2012 and 2013, the Company sold 104,372, 194,792 and 1,520,676 shares of Common stock of BioCancell (before reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares), for consideration of $113, $20 and $420, respectively.

Up to December 31, 2011 and during 2012 the Company received 127,878 and 63,939 shares of Common stock of BioCancell (before reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares), for consulting services provided by the Company to BioCancell, in the value of $29.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE4:-	INVESTMENT (Cont.)

In addition, Tikcro is entitled to a "full ratchet" anti-dilution protection in cases Biocancell issues additional securities, under terms stipulated in the agreement. Following a private placement that BioCancell effected in January 2012, the full-ratchet anti-dilution adjustment provision was triggered, and as a result additional 1,025,979 shares of Common stock (before reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares), were issued to the Company for no additional consideration.

In July 2012, following another financing round of Biocancell, the full-ratchet anti-dilution adjustment provision was triggered again, and as a result an additional 29,972 (after reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares) shares of common stock were due to the Company for no additional consideration. The additional shares were issued in 2013, due pending certain Israeli regulatory approvals.

In November 2012, BioCancell held another financing round at a share price of NIS 0.42. BioCancell declined to affect the full-ratchet anti-dilution adjustment provision .The disagreement was resolved through an arbitration process in 2013 and an additional 250,226 (after reverse stock split occurred in June 2013 in BioCancell shares in a ratio of 1 to 10 shares) shares of common stock were due to the Company for no consideration. Issuance of 250,226 shares is subject to a payment of an exercise price equal to $72, which is in dispute.

As a result of applying ASC No. 825, the Company has recorded the change in fair value of the investment as financial expenses in the amount of $ 2,592, $ 799 for the years ended December 31, 2011, 2012 and financial income in the amount of $ 574 for the year ended December 31, 2013.

The Company undertook to pay a fee of 4% of the net realized profits from securities held in portfolio companies.

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Directors and officers indemnification agreements:

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

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Litigation:

The Company is currently not party to any legal proceedings.

NOTE 6:-	SHAREHOLDERS' EQUITY

a.	Ordinary shares:

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

2.
No options were granted, exercised or forfeited during 2011, 2012. In 2013, 66,667 options were forfeited. As of December 31, 2013, an aggregate of 1,891,356 Ordinary shares of the Company were reserved for issuance under the plan.

3.
Options granted generally become fully exercisable after three to four years and expire no later than 10 years from the approval date of the option plan under terms of grant. Any option forfeited or cancelled before expiration become available for future grants.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	SHAREHOLDERS' EQUITY (Cont.)

The following is a summary of the Company's stock options transactions in 2013:

	Amount	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value *)

Options outstanding at beginning of year	133,334	$0.92	2.14	$-
Granted	-	$-	-	$-
Forfeited	(66,667)	$0.87	-	$-

Options outstanding at end of year	66,667	$0.97	2.6	$-

Vested and expected to vest at end of year	66,667	$0.97	2.6	$-

Options exercisable at end of year	66,667	$0.97	2.6	$-

*)	All options were out of the money as of December 31, 2013 and 2012 and their intrinsic value was considered as zero.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	SHAREHOLDERS' EQUITY (Cont.)

4.	The following table summarizes information relating to restricted shares, as well as changes to such awards during 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013

Outstanding at beginning of year	132,050	243,339	131,459
Granted	250,000	-	-
Vested	(138,711)	(111,880)	(111,880)

Outstanding as of December 31,	243,339	131,459	19,579

The weighted average fair values at grant date of restricted shares granted for the year ended December 31, 2011 was $ 0.51.

Restricted shares are subject to a repurchase right by the Company on certain occasions. Under the repurchase right, the Company may reacquire a pro-rata portion of the granted shares, for no consideration, if certain conditions occur including the employees' end of service with the Company.

As of December 31, 2013, there was $ 10 of total unrecognized compensation cost related to share-based compensation arrangement granted under the plan. That cost is expected to be recognized over a period of 0.25 year.

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

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	SHAREHOLDERS' EQUITY (Cont.)

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

NOTE 7:-	TAXES ON INCOME

a.	Tax rates:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2011 - 24%, 2012 - 25%, 2013 – 25%.

On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 ("Amended Budget Law") which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

These changes include, among others, raising the Israeli corporate tax rate from 25% to 26.5%, cancelling the lowering of the tax rates applicable to preferred enterprises. Other changes introduced by the Amended Budget Law include taxing revaluation gains effective from August 1, 2013. The provisions of the changes regarding the taxation of revaluation gains, however, will only become effective once regulations that define "non-corporate taxable retained earnings" are issued as well as regulations that set forth provisions for avoiding double taxation of assets outside of Israel. As of the date of publication of these financial statements, no such regulations have been issued.

b.	Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2012	2013
Deferred tax assets:
Net operating loss and capital loss carry forward	$38,083	$43,498
Valuation allowance	(38,083)	(43,498)

Net deferred tax asset	-	-

Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax assets regarding the loss carry-forward will not be realized in the foreseeable future.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	TAXES ON INCOME (Cont.)

c.	Net operating losses carry-forward:

The Company has accumulated operating losses for tax purposes as of December 31, 2013 in the amount of approximately $ 33,179 (denominated in NIS), which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of approximately $ 130,453 (denominated in NIS), which may be carried forward and offset against capital gains.

d.
The main reconciling item from the statutory tax rate of the Company to the effective tax rate are valuation allowances provided for deferred tax assets. Tax expenses in 2012 and 2013 represent tax withheld from the Company.

e.	Tax reports filed by the Company in Israel through the year ended December 31, 2008 are considered final.

f.	As of December 31, 2012 and 2013, the Company did not have any unrecognized tax benefits or uncertain tax positions.

NOTE 8:-	RELATED PARTY TRANSACTIONS

The results of operations from transactions with related parties were as follows:

	Year ended December 31,
	2011	2012	2013
Transactions:

Administrative services	$25	$-	$-

Consulting services *	$76	$41	$-

Interest on convertible note (refer to Note 4)	$244	$621	$-

*
Consulting services provided by the Company in connection with the investment in BioCancell, refer to Note 4. The consulting fees are recorded as on offset in the operating expenses in the statement of operations.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Current liabilities:

	December 31,
	2012	2013

Director fees	44	10
Trade payables	78	63
Accrued expenses and other	49	55

	$171	$128

b.	Financial expenses, net

	Year ended December 31,
	2011	2012	2013

Financial expenses:
Change in fair value of investment in BioCancell and loss on sale of BioCancell shares	$(2,592)	$(799)	$-
Other	(6)	-	-

	(2,598)	(799)	-
Financial income:
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	51	19	-
Change in fair value of investment in BioCancell and loss on sale of BioCancell shares	-	-	574
Interest on convertible note	244	622	-
Other	-	-	5

	295	641	579

	$(2,303)	$(158)	$579

NOTE 10:-	SUBSEQUENT EVENTS

Regarding the sale of part of the BioCancell shares after December 31, 2013, refer to note 4.