Form 20-F
period 2014-12-31
TIKCRO TECHNOLOGIES LTD
filed 2015-04-30
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

POB 87, Hadera 3810002, Israel
(Address of principal executive offices)

Aviv Boim, T: +972-4-671-5933, info@tikcro.com
POB 87, Hadera 3810002, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class None	Name of each exchange on which registered

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

 Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes      ☒ No

TABLE OF CONTENTS

PART I	1

ITEM 1.	Identify of Directors, Senior Management and Advisors	1

ITEM 2.	Offer Statistics and Expected Timetable	1

ITEM 3.	Key Information	1

A.	Selected Financial Data	1

B.	Capitalization and Indebtedness	3

C.	Reasons for the Offer and Use of Proceeds	3

D.	Risk Factors	4

ITEM 4.	Information on the Company	17

A.	History and Development of the Company	17

B.	Business Overview	17

C.	Organizational Structure	24

D.	Property, Plants and Equipment	24

ITEM 4A. Unresolved Staff Comments	24

ITEM 5.	Operating and Financial Review and Prospects	24

A.	Operating Results	24

B.	Liquidity and Capital Resources	24

C.	Research and Development, Patents and Licenses	29

D.	Trend Information	30

E.	Off-balance Sheet Arrangements	30

F.	Tabular Disclosure of Contractual Obligations	30

ITEM 6.	Directors, Senior Management and Employees	30

A.	Directors and Senior Management	30

B.	Compensation	32

C.	Broad Practices	33

D.	Employees	39

E.	Share Ownership	39

ITEM 7.	Major Shareholders and Related Party Transactions	40

A.	Major Shareholders	40

B.	Related Party Transactions	40

C.	Interests of Experts and Counsel	41

ITEM 8.	Financial Information	41

A.	Consolidated Statements and other Financial Information	41

B.	Significant Changes	41

ITEM 9.	The Offer and Listing	41

A.	Offer and Listing Details	41

B.	Plan of Distribution	43

C.	Markets	43

D.	Selling Shareholders	43

E.	Dilution	43

F.	Expenses of the Issue	43

ITEM 10.	Additional information	43

A.	Share Capital	43

B.	Memorandum and Articles of Association	43

C.	Material Contracts	49

D.	Exchange Controls	50

E.	Taxation	50

F.	Dividends and Paying Agents	60

G.	Statement by Experts	60

H.	Documents On Display	60

I.	Subsidiary Information	60

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	60

ITEM 12.	Description of Securities other than Equity Securities	61

PART II.	61

ITEM 13	Defaults, Dividend Averages and Delinquencies	61

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds	61

ITEM 15. Controls and Procedures	61

ITEM 16A.	Audit Committee Financial Expert	62

ITEM 16B. Code of Ethics	63

ITEM 16C. Principal Accountant Fees and Services	63

ITEM 16D. Exemptions from Listing Standards for Audit Committees	63

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	63

ITEM 16F. Change in Registrant’s Certifying Accountant	63

ITEM 16G. Corporate Governance	63

ITEM 16H. Mine Safety Disclosure	64

PART III	64

ITEM 17. Financial Statements	64

ITEM 18. Financial Statements	64

ITEM 19. Exhibits	64

v

PART I

Unless the context otherwise requires, “Tikcro,” “us,” “we” and “our” refer to Tikcro Technologies Ltd., an Israeli company. References to “U.S. dollars,” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. As of December 31, 2014, the exchange rate published by the Bank of Israel was NIS 3.889 per $1.00.

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

A. Selected Financial Data

We have derived the following selected financial data, with respect to the five years from 2010 through 2014, from the audited financial statements of Tikcro, which have been prepared in accordance with U.S generally accepted accounting principles.

The selected financial data set forth below as of December 31, 2013 and 2014 and for each of the years ended December 31, 2012, 2013 and 2014 are derived from our audited financial statements which are incorporated by reference into this Annual Report.

The selected financial data as of December 31, 2010, 2011 and 2012 and for the years ended December 31, 2010 and 2011 are derived from our audited financial statements which are not included in this Annual Report.

You should read the selected financial data together with Item 5 “Operating and Financial Review and Prospects” and our financial statements included elsewhere or incorporated by reference in this Annual Report.

In 2014, we initiated a biotechnology project in the area of cancer immune checkpoints with the aim to develop new antibodies with superior clinical qualities for the treatment of cancer through the re-modulation of certain identified immune checkpoints. For that purpose, in December 2014 we entered into a research and license agreement with Yeda Research and Development Company Ltd. ("Yeda"), the technology transfer arm of the Weizmann Institute of Science (the "Weizmann Institute") in Israel. The agreement is for the development of new antibodies originating from specified research at the Weizmann Institute addressing identified targets of cancer immune checkpoints. Under the agreement, Tikcro will provide funding for further research at the Weizmann Institute to develop certain antibodies selected and verified in pre-clinical trials. The antibodies may have high selectivity and binding qualities towards cancer immune checkpoints. Please see Item 4.B “Business Overview” for more information.

In July 2008, we acquired a minority stake in BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company, which stake was substantially liquidated in 2012. Please see Item 4.A “Information on the Company - History and Development of the Company - Recent Developments” for more information.

	Years Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except share and per share data)
Statement of Operations Data:
Research and development	$-	$92	$40	$29	$89
General and administrative expenses	$471 471	541	401	542	348
Consulting services	(82)	(76)	(41)	-	-
Operating loss	$(389)	$(557)	$(400)	$(571)	$(437)
Financial income (expenses), net	(389)	(2,303)	(158)	579	(240)
Income (loss) before taxes	(778)	(2,860)	(558)	8	(677)
Tax expenses	-	(54)	34	-	-
Net income (loss)	$(778)	$(2,914)	$(592)	$8	$(677)
Basic net earnings (loss) per share	$(0.09)	$(0.34)	$(0.07)	$(0.00)	$(0.08)
Diluted net earnings (loss) per share	$(0.09)	$(0.34)	$(0.07)	$(0.00)	$(0.08)
Number of shares used in computing basic net earnings (loss) per share	8,475,833	8,562,402	8,649,048	8,747,776	8,832,385
Number of shares used in computing diluted net earnings (loss) per share	8,475,833	8,562,402	8,649,048	8,747,776	8,832,385

	December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents, marketable securities and deposits	$7,270	$6,985	$9,234	$9,120	$8,722
Investment in BioCancell - Short-term*	-	3,033	243	397	85
Investment in BioCancell - Long-term*	5,625	-	-	-	-
Working capital	7,108	9,881	9,337	9,403	8,648
Total assets	13,051	10,183	9,508	9,531	8,920
Shareholders' equity	12,733	9,881	9,337	9,403	8,736
* See Item 4 “Information on the Company” for more information on our investment in BioCancell.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to our business

We currently conduct limited business activities pursuing early stage technology projects, mainly in the biotechnology field, which may not be successful.

Our activities are limited to attempting to locate candidates and to the funding and supporting early stage technology projects, with a focus on early stage biotechnology projects. In December 2014, we entered into a research and development agreement addressing new antibodies which may have high selectivity and binding qualities towards cancer immune checkpoints, with the aim to develop highly selective antibodies compared with antibodies resulting from using currently known research methodology. Our further investment in this project will depend on research milestones.

We select venture and growth projects for investment which are subject to high uncertainty of completion.

We select venture and growth projects and other businesses for investment. The process through entering into a license or investment is subject to high uncertainty. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in consummating transactions at reasonable commercial terms.   Since 2008, the only significant transaction that we consummated was with BioCancell, of which our stake was substantially liquidated in 2012 after BioCancell repaid the amounts due to us plus interest under a convertible note we purchased. There is no assurance that we will be able to negotiate additional transactions on terms favorable to us, or at all, or that any projects or companies in which we invest will be successful.

Risks relating to our antibody program

Our antibody program addressing cancer immune checkpoints is in early discovery and pre-clinical development, and there is no assurance that it will be successful or produce any revenues.

Our antibody program is in pre-clinical discovery and in-vitro trial development. We have not yet identified lead antibody candidates in targeting cancer immune checkpoints and there is no assurance that we will be successful in this aim. Even if our pre-clinical studies produce positive results, they may not necessarily be predictive of further in-vivo animal studies and of the results of future clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced in-vivo animal trials and/or in clinical trials after achieving positive results in pre-clinical development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials nonetheless failed to obtain regulatory approval. Specifically, in-vivo animal trial models used to verify immunological agents pose high complexity since human immune systems vary considerably from small animal immune systems. Therefore, results from trials with small animals and non human primates may be a weak predictor for clinical results with humans. If we fail to produce positive results in in-vivo animal trials and in clinical trials of our antibodies, our business and financial prospects would be materially adversely affected.

New data from our research and development activities could modify our strategy and result in the need to adjust our projections of timelines and costs.

Because we are focused on novel technologies to develop antibody candidates for cancer immune checkpoints, our research and development activities involve the ongoing discovery and generation of new data, based on which we determine next steps for a relevant program. We monitor the likelihood of success of our initiatives and we may need to discontinue funding of such activities if they do not prove to be commercially feasible. Moreover, these product candidates may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit commercial use.

Clinical drug development is expensive, time consuming and uncertain, and we may ultimately not be able to obtain regulatory approvals for the commercialization of antibody products.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, European Union, and EU Member State legislators and agencies, such as the European Medicines Agency, or EMA, and other non-U.S. regulatory authorities, which enforce regulations that differ from country to country. We will not be permitted to market product candidates in the United States until we receive approval of a biologics license application, or BLA, from the FDA or in any other country until we receive marketing approval from applicable regulatory authorities outside the United States. Our in-development product candidates are in very early stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application, or received marketing approval, for any product candidates. Obtaining approval of a BLA or other marketing application can be a lengthy, expensive and uncertain process, and delay or failure can occur at any stage of the process.

Our in-development antibody product candidates will face a variety of risks and uncertainties, including the following:

•           future clinical trial results may show that our antibody product is not effective for many reasons, our clinical trial designs are flawed or clinical trial subjects do not comply with trial protocols;

•           our product candidates may not be well tolerated or may cause negative side effects;

•           our ability to complete the development and commercialization of products may be significantly dependent upon our ability to obtain and maintain experienced and committed collaborators to assist us with obtaining clinical and regulatory approvals for, and the manufacturing, marketing and distribution of, our products;

•           even if a product is shown to be safe and effective for its intended purposes, we may face significant or unforeseen difficulties in obtaining or manufacturing sufficient quantities or at reasonable prices;

•           even if a product is successfully developed, commercially produced and receives all necessary regulatory approvals, there is no guarantee that there will be market acceptance; and

•           our competitors have developed competing antibodies and invest significant efforts to develop therapeutics or other treatments that may be superior to or less costly than our own with the result that our products, even if they are successfully developed, manufactured and approved, may not generate significant revenues.

If we are unsuccessful in dealing with any of these risks, or if we are unable to successfully commercialize antibody products for some other reason, it would likely have a material adverse effect on our business, prospects, financial condition and results of operations.

The commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. The commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including due to the need to have healthcare regulatory approvals, having agreements with  contract research organizations, contract manufacturing organizations, and trial sites, having regulatory requests for alterations to any of our study designs, pre-clinical strategy or manufacturing plans, challenges for recruiting and enrolling subjects to participate in clinical trials, changes in regulatory requirements, policy and guidelines.

If we do not succeed in conducting and managing our preclinical development activities or clinical trials, or in obtaining regulatory approvals, we might not be able to commercialize product candidates, or might be significantly delayed in doing so, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our competitors in the biotechnology and pharmaceutical industries have already FDA approved products targeting certain cancer immune checkpoints, have superior development and manufacturing capabilities, selling and marketing expertise and financial resources.

Our antibody product program is in early development stage and, even if it results with strong antibody candidates, it will be first evaluated for U.S. Food and Drug Administration (FDA) approval to allow initial clinical trials only in several years. While we pursue a unique technology for the development of antibodies, we may fail because of competition from major pharmaceutical companies and specialized biotechnology companies that already have FDA approved antibody products, or that are engaged in advanced stages of clinical development of product candidates directed at the same or at similar cancer immune checkpoints and treat similar cancer indications. Our competitors have greater development, manufacturing, sales, marketing, financial and human resources and have more experience than we do.

A number of antibodies that address cancer immune checkpoints have obtained FDA approvals and are offered on the market, including the following: (1) Bristol-Myers Squibb’s  ipilimumab, an anti-cytotoxic T-lymphocyte-associated protein 4 (CTLA-4) antibody, was FDA approved in 2011 for the treatment of melanoma, a type of skin cancer, (2) Merck’s pembrolizumab, an anti programmed cell death protein 1 (PD-1) antibody, was FDA approved in 2014 in an accelerated approval process for the treatment of melanoma for use following treatment with ipilimumab, and (3) Bristol-Myers Squibb’s nivolumab, an anti PD-1 antibody, was FDA approved in 2014 for the treatment of unresectable or metastatic melanoma patients who no longer respond to other drugs. In early 2015, the FDA approval for nivolumab was expanded to treat also patients with metastatic squamous non-small cell lung cancer (NSCLC), a common type of lung cancer, with progression on or after platinum-based chemotherapy.

Additional antibodies that target cancer immune checkpoints which are in advanced clinical development include, without limitation, the following: (1) AstraZeneca Medimmune's anti-CTLA-4, an anti-PD-1 and an anti programmed cell death 1 ligand 1 (PD-L1) antibodies, (2) Medivation's (through a license from Curetech) technology for an anti-PD-1 antibody, (3) Pfizer's and Merck KGaA's joint pursuit of an anti-PD-L1 antibody, and (4) Roche Genentech's promotion of an anti-PD-L1 antibody.

In addition, there a numerous pre-clinical programs pursued by biotechnology and pharmaceutical companies and academic centers for the development of antibodies that target the same or other cancer immune checkpoints as our antibody program. In addition, there are approved as well as advanced clinical trials for other agents like t-cell modulators and cancer vaccines that trigger an immune response against cancer cells.

There is no assurance that our antibody products in development will be able to compete with the above antibodies, alone or in combination with other agents that trigger an immune response, specifically with the products that are expected to have an established market presence and clinical track record for several years prior to our having an FDA approved product addressing immune cancer checkpoints, even if any of our in-development products ultimately obtains FDA approval.

Accelerated FDA approval protocols used to allow market access for cancer immune checkpoint agents are expected to increase competition in this area.

Since the clinical effects of antibodies directed at cancer immune checkpoints in certain cancer indications proved to be superior compared to current treatments, the FDA uses accelerated approval protocols for such products. For example, the FDA approvals of both Merck’s and Bristol-Myers Squibb’s cancer immune checkpoint antibodies in 2014 and 2015 were granted pursuant to accelerated and priority review programs, which provide for an expedited review of drugs that treat serious conditions and, if approved, would provide significant improvement in safety or effectiveness in the treatment of a serious condition. Such approval protocols are expected to increase competition for our antibody development program, with accelerated launches of new agents for the treatment of cancer through the modulation of immune checkpoints and other technologies.

Manufacturing products resulting from our antibody program may cause delays, increased costs, or loss of revenues.

If we are successful in identifying lead antibody candidates, our antibody program will require substantial development and investment in manufacturing. Since the project is still in preclinical stage, we have not initiated the development of systems required to manufacture antibody candidates. We intend to utilize consultants and advisors to assist advancing these operations. We intend to rely on contract manufacturing organizations, or CMOs, and contract research organizations, or CROs, to support our antibody programs which would cause us to incur additional costs and risks.

If we fail to comply with our obligations under our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are currently party to an intellectual property license agreement with Yeda and pursue additional licenses. Such engagements impose various diligence, milestone payment, royalty, insurance and other obligations. If we fail to comply with our obligations under such licenses, the licensors may have the right to terminate their respective license agreements, in which event we might not be able to pursue the development and eventually to market any product that is covered by the agreement. Termination of a license agreement or reduction or elimination of our licensed rights may result in our having to negotiate a new or reinstated license with less favorable terms, which could harm our business.

Healthcare legislative changes may harm our business and future prospects.

Healthcare costs have risen significantly over the past decade. Globally, governments are becoming increasingly aggressive in imposing health care cost-containment measures. Certain proposals, if passed, would impose limitations on prices of pharmaceutical agents. Such limitations will affect prices and the amounts of reimbursement available for these products from governmental agencies or third-party payors. These limitations could in turn reduce the attractiveness to invest in our antibody project and harm our ability to raise funds.

Other business risks

We fund early stage technology projects, which involves a high risk.

We provide funding for early-stage biotechnology projects. Since we invest at an early stage, the risk of loss is high. In 2013 and 2014, we recorded relatively insignificant research and development expenses related to such projects, although additional funding for certain research and development expenses of such projects is provided by the Israeli government but is not recorded by us as an expense. Our expenses related to our antibody project with Yeda are expected to be significant.

Our shareholders may be subject to dilution of the value of our shares if we issue newly issued securities, enter into a strategic transaction regarding any of the technology projects or conduct a business combination.

In order to pursue the funding of early stage technology projects, we will need a significant amount of cash. Issuance of newly issued securities, entering into a strategic transaction involving any of our technology projects, and a business combination are among the business alternatives considered by us, are likely to involve the issuance of a significant number of additional shares or transferring certain rights in technology projects to a strategic party. Depending upon the amount of funds we raise in any such equity financing or strategic partnership, the value of the assets acquired in such transaction or the funds raised from a strategic partner in return for rights in any of our technology projects, may result in a significant decrease of the per-share value of our ordinary shares.

The growth of our business depends on our obtaining additional financing, which may be unavailable to us or available at unfavorable terms.

In order to pursue the investment in technology projects, including in our antibody project, we will need to raise significant additional funds through public or private equity or debt financings. We may be unable to obtain additional financing on acceptable terms or at all, which would harm our financial condition and results of operations.

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

We may be deemed an “investment company” under the Investment Company Act of 1940, unless we qualify for an exemption. If we acquire stakes in operating companies, we may be deemed an investment company if we do not have sufficient control over such companies or qualify for another exemption under the Investment Company Act of 1940. If we are deemed an investment company, we could be found to be in violation of the Investment Company Act of 1940. A violation of that law could make it more difficult for us to register securities and raise funding and subject us to other material adverse consequences.

We might lose money from the investment of our cash.

We invest the majority of our cash on hand in bank deposits and financial instruments. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment.  This would harm our financial condition.  For information on the types of our investments as of December 31, 2014, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk - Interest Rate Risk Management”.

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

Our ordinary shares are traded on the OTCQB. The market for shares quoted on the OTCQB is typically less liquid than that for shares listed on national stock exchanges, such as the Nasdaq Stock Market, where we do not meet the listing criteria. This could make it more difficult for our shareholders to sell their shares at desired prices and amounts.

The market price of our ordinary shares is subject to fluctuations.

The market value of our ordinary shares has fluctuated over time, not necessarily in connection with the performance of our business.  The following factors, among others, may significantly impact the market price of our ordinary shares:

•	our company's releases regarding developments in our business;

•	industry developments, including business developments of competitors and FDA policy and drug evaluation announcements;

•	low trading volume of our ordinary shares;

•	political, economic or other developments affecting Israel;

•	global economic and other external factors; and

•	quarter-to-quarter fluctuations in our financial results.

Our major shareholders may be able to control us.

Steven N. Bronson beneficially owns approximately 16.9% of our outstanding ordinary shares, Eric Paneth, one of our directors, beneficially owns approximately 13.0% of our outstanding ordinary shares, Izhak Tamir, our Chairman of the Board, beneficially owns approximately 11.9% of our outstanding ordinary shares, and Aviv Boim, our CEO, beneficially owns approximately 9.9% of our outstanding ordinary shares, and in March 2015  our shareholders approved a grant of 2,290,667 options to purchase ordinary shares that represent approximately 20.5% of our outstanding ordinary shares on a fully diluted basis. These options are subject to customary accelerated vesting upon the occurrence of certain events. Currently, none of these holders is a party to a shareholders agreement. However, if these shareholders or any combination thereof act together, they effectively may have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. The combined equity interest of these holders may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or more of them.

Our shareholder bonus rights plan may delay, prevent or make more difficult a hostile acquisition of Tikcro, which could depress our share price.

In September 2005, we adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed to our shareholders. These rights generally will be exercisable and transferable apart from our ordinary shares ten business days after a person or group acquires beneficial ownership of 15% or more of our ordinary shares, or commences a tender or exchange offer upon consummation of which that person or group would hold such a beneficial interest. Once these rights become exercisable and transferable, the holders of rights, other than the person or group triggering their transferability, will be generally entitled to purchase our ordinary shares at a discount from the market price. In addition, the Board may exchange the rights (other than rights owned by the person or group triggering their transferability), in whole or in part, at an exchange ratio of one ordinary share per right (subject to adjustment). The term of the plan was extended until December 31, 2025.  While these rights remain outstanding, they may make an acquisition of us more difficult and result in delaying or preventing a change in control of Tikcro. On November 20, 2012, Mr. Steven N. Bronson filed a Statement on Schedule 13D reflecting beneficial ownership of 1,500,094 of our ordinary shares, or 16.9% of our outstanding ordinary shares, thereby crossing the 15% ownership threshold. We have deferred the "Distribution Date" under the bonus rights plan to the close of business on the 30th business day following the termination of a standstill and confidentiality agreement that we entered into with Mr. Bronson, which shall remain in effect until terminated by either party.

ITEM 4.	Information on the Company

A. History and Development of the Company

We were incorporated on December 14, 1999 under the laws of the State of Israel. We are governed by the Israeli Companies Law, 5759-1999.  In September 2003, we changed our name from “Tioga Technologies Ltd.” to “Tikcro Technologies Ltd.”  Our principal executive offices are located at POB 87, Hadera 3810002, Israel and our telephone number is (972) 4-671-5933.

Principal Capital Expenditures

We did not have any capital expenditures in 2012 or 2013. In 2014, we had a capital expenditure of $98,000. Our capital expenditures were to purchase laboratory equipment for our business.

B. Business Overview

General

Our business plan is to select and fund through commercialization, alone or with partners, early stage technology projects originated by Israeli universities and academic centers, with a focus on biotechnology projects. Currently we pursue early stage biotechnology projects, and have an emphasis on oncology. These projects are at high risk to meet their development milestones. Our ability to continue and support these projects and to effect additional transactions is dependent on our ability to raise additional funds.

Biotechnology Projects

We provide funding for early-stage biotechnology projects originating in Israeli academic centers. The first amount of funding we provide to each project is immaterial and the risk of loss is high, but if the project succeeds we would be well-positioned to take a significant equity interest and effect an exclusive license agreement with the applicable academic center. We usually require the participation of Israeli government research funds. See Item 3.D “Risk Factors” above. Among these projects are new therapeutic agents in the field of oncology. We are currently party to an intellectual property license agreement with Yeda and pursue additional licenses addressing new therapeutic agents in the field of oncology.  With respect to one such project, we have recently exercised an option for a license, subject to negotiating a definitive license agreement. We intend to increase the amounts we spend for research and development and general expenses required to promote projects that reach early development milestones.

Antibody Project - Cancer Immune Checkpoints

General

In 2011, the FDA approved the first antibody that targets an immune checkpoint for the treatment of advanced melanoma cancer. In late 2014 and 2015, the FDA approved two additional antibodies targeting different immune checkpoints to target certain cancer indications. Positive encouraging clinical results were reached with the treatment of cancer patients in advanced stage of melanoma cancer and recently also for the treatment of certain types of lung cancer. Revenues in 2014 from the sale of the first approved antibody targeting an immune checkpoint were about $1.3 billion. Industry analysts estimate a significant increase of revenues from immune checkpoint antibodies in the coming years.

The aim of our antibody project is to identify lead candidates of antibodies for the treatment of patients with cancer through the modulation of immune checkpoints. This approach is driven by proprietary research tools and customization that are expected to allow the design and the production of quality human monoclonal antibodies with high selectivity and binding qualities. In comparison to antibodies that were recently FDA approved for the treatment of cancer immune checkpoints, the goal is to have antibodies which results in better therapeutic outcomes, used alone or in combinations, leveraging the qualities of high specificity and binding. By using such new antibodies under development, the program aims to partially disable the mechanisms that cancer cells employ to evade detection and destruction by the immune system. Once lead antibodies are identified, such antibodies will need to undergo in vitro and in vivo animal trials, and if successful, to pursue clinical trials in order to apply for FDA and other regulatory approvals.

The Therapeutic Need

Immune checkpoints are processes that regulate immune responses within the body. Such checkpoints can contribute to rapid activation of the immune system, prevent immune responses to false alarms, trim down the immune response when threats are eliminated, and limit the immune response to minimize damage to unimpaired tissues.

There are numerous checkpoints as well as ligands that interact with these checkpoints, each of which is expressed on various cell types involved in immune responses. As scientific tools and industry resource allocation into this area have increased, a set of new cancer checkpoints were recently discovered. While in healthy conditions these checkpoints and ligands work well to control our immune responses, in certain indications, these checkpoint processes are manipulated and intensify cancer and auto-immune diseases. Cancer can be recognized by the immune system as “non-self” and trigger potential immune control, but it can also “hijack” checkpoint processes to protect itself from detection and destruction by the body's immune system.

Recently, following extensive research and clinical trials in this area, advances in cancer treatment emerged and the FDA approved therapeutic monoclonal antibodies targeting checkpoint receptors, facilitating immune responses against cancers. These antibodies are blocking antibodies, which have a therapeutic application in stimulating the immune system against tumors by blocking interactions of the targeted protein with other binding partners.

Specifically, in 2011 and most recently in late 2014 and early 2015, three new blocking antibodies were approved for treating cancer through the modulation of immune cancer checkpoints. These treatments have not only led to increased survival periods for many patients with certain forms of melanoma and lung cancer, but are leading to apparent cures in some patients with advanced metastatic cancer. However, clinical data suggests that not all of the patient population responded to such treatments, and adverse toxicity side effects were observed, which required simultaneous treatment with suppressive therapeutic agents to counter the effects triggered by the immune system over healthy cells.

In an effort to improve the therapeutic benefit of such modulation agents, it is likely that more specifically designed blocking antibodies with higher binding qualities will allow for a lower therapeutic dose, reduced binding effect over other modulation checkpoints, thus increasing the therapeutic effect while reducing adverse side effects.

Our Strategy and Business Plan

We currently focus our efforts primarily in the identification and isolation of antibody drug candidates addressing immune checkpoints and further characterize these antibody candidates in in-vitro and in-vivo functional testing. We currently do not have any clinical or commercial manufacturing or sales capabilities. Once we identify lead candidates, we expect to use contract manufacturers for the manufacture of our product candidates. We intend to license to, or enter into strategic alliances with, larger companies in the biopharmaceutical field, which are equipped to manufacture, market and sell our products, if any, through their well-developed manufacturing capabilities and distribution networks.

Our strategy is to pursue the development of lead antibody candidates which:

•	allow superior selectivity and binding qualities towards cancer immune checkpoints;

•	target difficult to design classes of antibodies of immune cancer checkpoints; and

•	bind exclusively as much as possible to immune checkpoint modulators without interfering with suppressive modulators or other receptors or ligands.

This strategy aims to yield best-in-class antibody agents and cancer treatments that bind better to the targeted immune modulator and also reduce toxicity and adverse side effects, with elimination of binding to suppressive modulation checkpoints, other receptors or ligands.

We intend to develop and commercialize antibody product candidates by continuing our existing arrangements with academic collaborators and by entering into new collaborations to have additional building blocks that are required for an effective therapeutic agent.

To facilitate this project, in December 2014 we entered into a research and license agreement with Yeda, the technology transfer arm of the Weizmann Institute. The agreement is for the development of new antibodies originating from specified research at the Weizmann Institute addressing identified targets of cancer immune checkpoints. Under the agreement, we will provide funding for further research at the Weizmann Institute to develop certain antibodies selected and verified in pre-clinical trials. The antibodies may have high selectivity and binding qualities towards cancer immune checkpoints. Further research and development will be required to promote such antibodies as therapeutic candidates for immune modulation in oncology. We, alone or through sub-licensees, will have the right to obtain the research results and to pursue development through commercialization. The license consideration due from us to Yeda includes royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones. We expect to use contract manufacturers for the pre-clinical selection process and manufacture of any antibody candidates we develop. We currently do not have any clinical or commercial manufacturing or sales capabilities nor intend to have it until we conclude pre-clinical trials of selected antibody candidates.

We intend to assess the development, commercialization and/or partnering strategies with respect to our lead antibody candidates periodically based on several factors, including pre-clinical trial results, competitive positioning and funding requirements and resources. Our lead product candidates will require extensive pre-clinical trials, clinical trials and approvals from the FDA and other regulatory agencies, as well as acceptance in the marketplace, all of which are multi-year processes.

Intellectual Property Rights

We seek to protect our technologies through a combination of patents, trade secrets and know-how. We are at an early stage of development efforts mainly with the Weizmann Institute, and we intend to seek patent protection for newly-identified therapeutic antibodies and product candidates once identified. We can provide no assurance that any of our or future patent applications will have commercial value or will result in the issuance of valid and enforceable patents.

The patent landscape in the field of therapeutic antibody development, manufacture and commercialization is crowded. For example, we are aware of third party patents directed to methods for identifying and producing therapeutic antibodies. We are also aware of third party patents directed at antibodies to numerous targets for which we also seek to identify, develop, and commercialize antibodies. For example, some patents claim antibodies based on competitive binding with existing antibodies, some claim antibodies based on specifying sequence or other structural information, and some claim various methods of discovery, production or use of such antibodies. These or other third party patents could impact our freedom to operate in relation to the development and commercialization of antibodies identified by us as potential therapeutic candidates.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. Many pharmaceutical or biotechnology companies have products on the market and are actively engaged in the research and development of products for the treatment of cancer through the modulation of cancer immune checkpoints or through different approaches, including but not limited to T-cell related agents, vaccination, inhibitors and combinations thereof.

Many competitors have substantially greater financial, manufacturing, marketing, sales, distribution and technical resources, and more experience in research and development, clinical trials and regulatory matters than we do. Competing companies developing or acquiring rights to more efficacious therapeutic products for the same diseases we are targeting, or which offer significantly lower costs of treatment, could render our products noncompetitive or obsolete. See Item 3D. “Risk Factors-Risks Related to our Antibody Project”.

Academic institutions, governmental agencies and other public and private research institutions conduct significant amounts of research in biotechnology, medicinal chemistry and pharmacology. These entities have become increasingly active in seeking patent protection and licensing revenues for their research results. They also compete with us.

Our antibody project targeting a limited number of immune checkpoints is currently in preclinical development. We are aware of many companies that have antibody-based products on the market or in clinical development that are directed to the same biological targets as we pursue or at targets that are likely to have similar clinical effects. We are also aware of companies that promote bispecific antibodies or treatments with multiple antibodies that target a number of immune checkpoints or their epitopes.

A number of antibodies that address cancer immune checkpoints have obtained FDA approvals and are offered on the market, including the followings (1) Bristol-Myers Squibb’s  ipilimumab, an anti-CTLA-4 antibody, was FDA approved in 2011 for the treatment of melanoma, a type of skin cancer, (2) Merck’s pembrolizumab, an anti PD1 antibody, was FDA approved in 2014 in an accelerated approval process for the treatment of melanoma for use following treatment with ipilimumab and (3) BMS’s nivolumab, an anti PD1 antibody, was FDA approved in 2014 for the treatment of unresectable or metastatic melanoma patients who no longer respond to other drugs. In early 2015, this FDA approval was expanded to also treat patients with metastatic squamous non-small cell lung cancer (NSCLC), a common type of lung cancer, with progression on or after platinum-based chemotherapy.

Additional antibodies that target cancer immune checkpoints in advanced clinical development include, without limitation, the following: (1) AstraZeneca Medimmune's anti-CTLA-4, anti-PD1 and anti-PDL-1 antibodies, (2) Medivation's (through a license from Curetech) technology for an anti-PD1 antibody, (3) Pfizer's and Merck KGaA's joint pursuit of an anti-PDL1 antibody and (4) Roche Genentech's promotion of an anti-PD-L1 antibody.

In addition, there are numerous pre-clinical programs by companies and academic centers for the development of antibodies that target the same cancer immune checkpoints as our program targets, as well as pre-clinical programs for the development of antibodies that address different cancer immune checkpoints at an earlier biological verification stage.  In addition, there are approved agents and advanced clinical trials for agents, such as cancer vaccines and T-cell modulators, that trigger an immune response against cancer cells.

We anticipate increased competition as new companies enter markets we seek to address and scientific developments surrounding immunotherapy and other traditional cancer therapies continue to accelerate. There is no assurance that our antibody products will be able to compete with the above antibodies, specifically with the products that will have an established market presence and clinical track record for a considerable period of time prior to our having FDA approved antibody products in the same area of immune cancer checkpoints.

Government Regulation

Government authorities in the United States (including federal, state and local authorities) and in other countries, extensively regulate, among other things, the manufacturing, research and clinical development, marketing, labeling and packaging, storage, distribution, post-approval monitoring and reporting, advertising and promotion, pricing and export and import of pharmaceutical products, such as those we are developing. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Moreover, failure to comply with applicable regulatory requirements may result in, among other things, warning letters, clinical holds, civil or criminal penalties, recall or seizure of products, injunction, disbarment, partial or total suspension of production or withdrawal of the product from the market. Any agency or judicial enforcement action could have a material adverse effect on us.

Historical Investment - BioCancell

In July 2008, we invested in BioCancell, a clinical-stage biopharmaceutical company headquartered in Israel and listed on the Tel Aviv Stock Exchange. BioCancell focuses on the discovery and development of novel therapies for treating solid cancer tumors. In exchange for our investment of $2.5 million we acquired from BioCancell in a privately negotiated transaction 837,521 shares of its common stock for consideration of $0.5 million, at a price of $0.60 per share, and a four-year convertible note due June 2012 in the principal amount of $2.0 million, bearing interest at 10% per year and convertible into up to 3,464,385 shares of common stock. As part of the transaction we also received a five-year warrant expiring June 2013 to purchase up to 4,301,906 shares of BioCancell common stock for an exercise price of $0.716 per share. All the above share amounts and per share prices do not account for a reverse stock split occurred in June 2013 in BioCancell shares at a ratio of 1-for-10.

In July 2012, our convertible note in BioCancell was repaid in full, including accrued interest, in the total gross amount of approximately $2.48 million.

As of April 26, 2015, we held 219,487 ordinary shares of BioCancell (after the above-mentioned reverse stock split), constituting approximately 0.45% of its outstanding share capital (based on a public filing of BioCancell dated March 16, 2015). In addition, we are entitled to 250,226 shares (after the above-mentioned reverse stock split), subject to payment of an exercise price equal to approximately $64,000, which is in dispute.

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

Overview

Our business plan is to select and fund early stage technology projects originated by Israeli universities and academic centers, with a focus on biotechnology projects.  These projects are at high risk to meet their development milestones. If successful, it is expected that additional significant amounts of funds to be invested over a long period will be required in order to advance these projects through commercialization or, alternatively, to effect a strategic partnership, trade sale or sub-licensing transaction.

We provide funding for early-stage biotechnology projects. The first amount of funding we provide to each project is immaterial and the risk of loss is high, but if the project succeeds we would be well-positioned to take a significant equity interest. In 2012, 2013 and 2014, we recorded aggregate research and development expenses of $40,000, $29,000 and $89,000, respectively, related to such projects. In December 2014, we entered into a research and license agreement with Yeda for the development of new antibodies for the treatment of cancer through the modulation of immune cancer checkpoints.

In 2012, we had financial expenses, net of $158,000, mainly from payment of interest on the BioCancell note and on marketable securities, income of $641,000, offset by revaluation of the investment in BioCancell, expenses of $799,000 (mainly General and administrative expenses), and tax expenses due to tax withheld on payments on interest of $109,000, resulting in a net loss of $592,000. In 2013, we had financial income, net of $579,000, mainly from the additional shares of BioCancell that we were awarded (as discussed above in Item 4.B. "Business Overview"), offset by a decrease in the value of our investment in BioCancell and expenses of $571,000 (mainly General and administrative expenses), resulting in net profit of $8,000. In 2014, we had financial expenses, net of $240,000, mainly from the devaluation of our investment in BioCancell shares of $245,000, offset by other insignificant items in a net amount of $5,000.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles.

For additional information regarding our significant accounting policies please refer to Note 2 of our financial statements as of December 31, 2014 incorporated by reference in this Annual Report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical.  These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances.

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

	Years Ended December 31,
	2012	2013	2014
	in thousands))
Statement of Operations Data:
Research and development	$40	$29	$89
General and administrative expenses, net	401	542	348
Consulting services	(41)	-	-
Operating loss	(400)	(571)	(437)
Financial income (expenses), net	(158)	579	(240)
Income (loss) before taxes	(558)	8	(677)
Tax expenses	(34)	-	-
Net income (loss)	$(592)	$8	$(677)

Consulting Services.  We received consulting fees in accordance with an agreement with BioCancell, pursuant to which we provided funding to BioCancell. The fees from such consulting fees were $41,000 in 2012, and are presented as "Consulting Services" under operating expenses. We stopped receiving consulting fees in 2013.

Research and development expenses. In  2012, 2013 and 2014, we had expenses of $40,000, $29,000 and $89,000, respectively, related to our investments in early-stage biotechnology projects.

General and administrative expenses. General and administrative expenses increased in 2013 from $401,000 in 2012 to $542,000 in 2013 mainly due to an increase in legal expenses related to our arbitration with BioCancell and management fees. General and administrative expenses decreased from $542,000 in 2013 to $348,000 in 2014 mainly due to a decrease in legal expenses related to our arbitration with BioCancell and a decrease in employee compensation.

Financial income, net.  Financial income consists primarily of mark-to-market of the investment in BioCancell and also interest on marketable securities and bank deposits. In 2012, our financial expense included expense from the mark-to-market adjustment of securities of BioCancell in the amount of $799,000, offset partly by interest we received on our convertible notes of BioCancell amounting $622,000. In 2013, our financial income consisted primarily of income from the mark-to-market adjustment of securities of BioCancell in the amount of $579,000. In 2014, our financial expense consisted primarily of the  mark-to-market adjustment of securities of BioCancell in the amount of $245,000.

Tax.  We had expenses of $34,000 in 2012, due to tax withheld on interest payments. We did not have tax expenses in 2013 and 2014.

Net income.  In 2012, we had net loss of $592,000 as a result of financial expenses in the amount of $158,000, tax expenses in the amount of $34,000 and operating loss in the amount of $400,000. In 2013, we had net income of $8,000 as a result of financial income in the amount of $579,000 and operating loss in the amount of $571,000. In 2014, we had net loss of $677,000 as a result of financial expenses in the amount of $240,000 and operating loss in the amount of $437,000.

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

We may have from time to time expenses denominated in new Israeli shekels. Such expenses would decrease as a result of a devaluation of the new Israeli shekel in relation to the U.S. dollar. In 2014, the value of the U.S dollar increased against the NIS, which caused our NIS denominated expenses to decrease. In 2012 and 2013, the value of the U.S. dollar decreased against the NIS, which caused our NIS denominated expenses to increase We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the new Israeli shekel against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	NIS-USD Devaluation Rate	Israel Inflation Adjusted for Devaluation
2010	2.7	(6.0)	8.7
2011	2.2	7.6	(5.4)
2012	1.5	(2.3)	3.8
2013	1.8	(7.0)	8.8
2014	(0.2)	12.0	(12.2)

B. Liquidity and Capital Resources

We had working capital of $9.3 million as of December 31, 2012, $9.4 million as of December 31, 2013 and $8.6 million as of December 31, 2014.  We believe that we have sufficient working capital for at least the next 12 months.

In 2012, we had net loss of $592,000 and we generated net cash of $252,000 from operations. In 2013, we had net income of $8,000 and we used $534,000 of cash for operations. In 2014, we had net loss of $677,000 and we used $367,000 of cash for operations. We generated net cash of $4.3 million from investment activities in 2012 and $420,000 in 2013. We used a net of $31,000 of cash in investment activities in 2014.

In 2012, 2013 and 2014, we did not have any cash flow from financing activities.

C. Research and Development, Patents and Licenses

Research and development expenses include funding for early-stage biotechnology projects and are charged to the statement of operations, as incurred.

D. Trend Information

None.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2014, we had no contractual obligations of the type required to be disclosed in this section.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of April 22, 2015:

Name	Age	Position
Izhak Tamir	62	Chairman of the Board
Eric Paneth	64	Director
Liat Hadad	43	External Director
Yiftach Atir	65	External Director
Aviv Boim	47	Chief Executive Officer

The business experience of each of our directors and executive officers is as follows:

Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and served as our Chief Executive Officer from August 2003 to December 2007. He co-founded Orckit Communications Ltd. ("Orckit") in 1990 and served as President and a Director until 2014. Mr. Tamir served as Chairman of the Board of Orckit-Corrigent Ltd., a subsidiary of Orckit, from 2001 to 2014, and as Chief Executive Officer of Orckit-Corrigent Ltd. from 2007 to 2014 and as a Director of Gilat Satellite Networks Ltd. from 2005 to 2012. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Eric Paneth has served as one of our Directors since January 2000 and served as our Chief Executive Officer from November 2008 to October 2010.  He co-founded Orckit in 1990 and served as Chief Executive Officer and a Director until 2014.  From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was a technical department head in the Israeli Government.  From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California.  Mr. Paneth holds an advanced engineering degree from the Technion.

Liat Hadad has served as one of our external directors since September 2009. Ms. Hadad has served as VP of marketing and business development at Allium Medical since March 2010. From May 2009 to March 2010, she served as director of business development at McCann Erickson Digital Israel. From 2001 to 2008, Ms. Hadad served as an associate in the Life Sciences Division of Giza Venture Capital. From 1999 to 2001, she was a Business Development and Marketing Manager at Girafa.com Ltd. From 1996 to 1998, she was a System Integrations Project Manager at IBM Israel. Ms. Hadad has a B.A. in sociology, anthropology and political science from Tel Aviv University, a B.A. in life sciences from the Open University and an Executive M.B.A. in entrepreneurial studies, marketing and finance from Tel Aviv University.

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

Aviv Boim has served as our Chief Executive Officer since October 2010.  He joined Tikcro in January 2008. From 2008 to 2012, he served as a member of the board of directors and the executive committee of BioCancell. From 1998 to 2007, he served as the Chief Financial Officer of Orckit. From August 1996 to February 1998, Mr. Boim was a banker with BT Alex. Brown Incorporated, an investment banking firm. From August 1993 until August 1996, Mr. Boim was a vice president of Giza Ltd., Tel Aviv, an investment banking firm. Mr. Boim holds a B.A. and an M.A. in economics and management from Tel Aviv University and an L.L.B. from Tel Aviv University Law School.

There are no family relationships between any director or senior manager. There are no arrangements or understandings between any director or senior manager and any other person pursuant to which the director or senior manager was selected.

B. Compensation

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (five persons) who served in the capacity of director or executive officer in the year ended December 31, 2014, was approximately $101,000. The foregoing amounts consist of the fees paid to our directors and chief executive officer. In 2014, our statutory external directors were paid cash compensation of NIS 36,250 (approximately $9,321) per year and NIS 1,855 (approximately $477) per meeting in accordance with applicable regulations. Mr. Paneth, as a member of board and our compensation committee, is paid the fixed amounts under applicable regulations, which is NIS 25,000 (approximately $6,428) per year and NIS 1,590 (approximately $409) per meeting.  These basic amounts are linked to the Israeli CPI twice a year starting at the date the amounts were approved. Mr. Tamir is paid a participation fee in the amount of $1,000 for attendance at each meeting of the board of directors or committee thereof and does not receive any additional compensation for serving as our Chairman of the Board.

The table below reflects the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2014. This group consists of our Chief Executive Officer, who is our only employee, and our four directors.

For purposes of the table below, “compensation” includes salary cost, director fees, bonuses, equity-based compensation and social benefits. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2014.

The amounts set forth in the table below are given in thousands of U.S. Dollars.

Name and Position	Salary Cost (1)	Director Fees	Bonus		Equity-Based Compensation(2)	Total
Aviv Boim, CEO	64	--	38	(3)	10	112
Izhak Tamir, Chairman	--	6	--		--	6
Eric Paneth, Director	--	6	--		--	6
Yiftach Atir, External Director	--	14	--		--	14
Liat Hadad, External Director	--	13	--		--	13
____________________

(1)	Salary cost includes Mr. Boim's gross salary plus customary payment of social benefits made by the Company on his behalf.

(2)
Represents the equity-based compensation expenses recorded in the Company's financial statements for the year ended December 31, 2014 based on the fair value of the applicable securities on the date of grant thereof, in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 6(4) to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2014.

(3)	Represents a carry fee bonus payable pursuant to Mr. Boim's employment agreement.

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

The initial term of an external director is three years and may be extended for up to two additional three year terms. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional periods is beneficial to the company. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights or the nominee himself proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one external director, except for the audit committee which is required to include all the external directors. On December 31, 2012, Liat Hadad commenced her second term as an external director and Yiftach Atir commenced his third term as an external director.

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

D. Employees

We had one employee as of each of December 31, 2012, 2013 and 2014.

E. Share Ownership

As of April 22, 2015, Mr. Eric Paneth beneficially owned 1,156,602 ordinary shares, or approximately 13.0% of our outstanding ordinary shares, Mr. Izhak Tamir beneficially owned 1,061,701 ordinary shares, or approximately 11.9% of our outstanding ordinary shares, and Mr. Aviv Boim beneficially owned 885,287 ordinary shares, or approximately 9.9% of our outstanding ordinary shares. None of our other directors beneficially owns 1% or more of our outstanding ordinary shares.

Share Incentive Plans

We have two share incentive plans pursuant to which options may be granted to our directors, officers, employees, consultants and contractors. These share incentive plans are administered by our board of directors, which determines the optionees, dates of grant and the exercise price of options.  Unless otherwise decided by our board of directors, options granted under the share incentive plans are non-assignable except by the laws of descent.  Under the share incentive plans, the grantee is responsible for all personal tax consequences of the grant and the exercise thereof.  The plan adopted in 2003 (the “2003 Plan”) allows us to grant options to qualified persons pursuant to the “capital gains route” under Section 102 of the Israeli Income Tax Ordinance.  In December 2007, our Board of Directors amended the 2003 Plan to also enable the granting of restricted shares or restricted share units, or RSUs. Restricted shares are grants of our ordinary shares that are subject to certain re-sale restrictions for a specified period of time, and RSUs are rights to receive our ordinary shares under certain conditions, for no consideration. The other terms and conditions of the 2003 Plan that are applicable to options also apply to restricted stock and RSUs, to the extent applicable. In December 2014, our Board of Directors extended the term of the 2003 Plan to December 31, 2023.

As of April 22, 2015, there were outstanding options to purchase a total of 66,667 ordinary shares, all of which were held by our directors, excluding the options to purchase 2,290,667 ordinary shares approved for grant to our Chief Executive Officer, as described below.

In March 2015, our shareholders approved a grant of options to our chief executive officer to purchase up to 2,090,667 ordinary shares, with quarterly vesting over a period of four years (130,667 shares per quarter), and additional options to purchase up to 200,000 ordinary shares, with quarterly vesting over a period of two years (25,000 shares per quarter).  The options are subject to partial accelerated vesting upon the termination of employment, except termination for cause. Our board of directors also agreed that the options will fully vest upon termination of employment following a change of control of our company. The options have an exercise price equal to $1.01 per share, which was at the time of the compensation committee meeting in December 2014, approximately two times higher than the market share price, i.e., a premium of 100% over the market price. The options have a term of ten years.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 22, 2015 (unless otherwise specified), by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)
Steven N. Bronson(2)	1,500,094	16.9%
Eric Paneth	1,156,602	13.0%
Izhak Tamir	1,061,701	11.9%
Aviv Boim(3)	885,287	9.9%
_______________
(1)	Based on 8,898,861 ordinary shares outstanding on April 22, 2015.
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

(3)	Excludes 2,290,667 options to purchase ordinary shares approved for grant in March 2015.

As of April 17, 2015, there were 33 holders of record of our ordinary shares in the United States who collectively held approximately 66% of our outstanding ordinary shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

A.	Consolidated Statements and other Financial Information

See financial statements under Item 18.

Legal Proceedings

We are currently not a party to any legal proceedings.

B.	Significant Changes

No significant change has occurred since December 31, 2014, except as otherwise disclosed in this Annual Report.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares are currently quoted on the OTCQB, a marketplace of the OTC Markets Group, under the symbol TIKRF.  The OTCQB typically has lower liquidity than the Nasdaq Stock Market. The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the OTC Bulletin Board, the Pink Sheets or the OTCQB, as applicable.

Calendar Year	Price Per Share
	High	Low

2010	0.96	0.63
2011	0.78	0.44
2012	0.55	0.42
2013	0.75	0.45
2014	0.61	0.46
Calendar Quarter
2013
First Quarter	0.70	0.45
Second Quarter	0.69	0.47
Third Quarter	0.75	0.58
Fourth Quarter	0.64	0.51
2014
First Quarter	0.61	0.51
Second Quarter	0.61	0.48
Third Quarter	0.55	0.50
Fourth Quarter	0.50	0.46
2015
First Quarter	0.73	0.47
Second Quarter (through April 20, 2015)	0.64	0.50
Monthly
October 2014	0.50	0.47
November 2014	0.50	0.48
December 2014	0.50	0.46
January 2015	0.60	0.47
February 2015	0.65	0.47
March 2015	0.73	0.60
April 2015 (through April 20, 2015)	0.64	0.50

B.           Plan of Distribution

Not applicable.

C.           Markets

Our ordinary shares are quoted on the OTCQB under the symbol TIKRF.

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

Each right initially will entitle shareholders to buy one-half of one of our ordinary shares for $7.50 (after giving effect to our 1-for-3 reverse split in 2006). The rights generally will only be exercisable and transferable apart from our ordinary shares ten business days after a person or group becomes an “acquiring person” by acquiring beneficial ownership of 15% or more of our ordinary shares, subject to certain exceptions set forth in the rights plan, or commencing a tender or exchange offer upon consummation of which such person or group would become an “acquiring person,” or on such later date as may be determined by our audit committee and board of directors. Subject to certain conditions described in the rights plan, once the rights become exercisable, the holders of rights, other than the acquiring person, will be entitled to purchase ordinary shares at a discount from the market price. In addition, at any time after a person becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding ordinary shares, we may exchange the rights (other than rights owned by the acquiring person), in whole or in part, at an exchange ratio of one ordinary share per right (subject to adjustment).

The rights expire on December 31, 2025 and are generally redeemable by our board of directors, at a nominal amount per right, at any time until the tenth business day following public disclosure that a person or group has become an “acquiring person”.

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

Based on the composition of our gross income, the composition and value of our gross assets and the amount of our liabilities during each year since 2003, we believe that we are likely to be treated as having been a PFIC in each such year, including 2014.  There also can be no assurance that we will not be deemed a PFIC in 2015 or any other future tax year.

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

Provisions of Israeli tax law may treat a sale of securities listed on a stock exchange differently than the sale of other securities. In the past, the Israeli Tax Authority, or the ITA, has indicated that it does not recognize the OTC market as a “stock exchange” for purposes of the Tax Ordinance. However, the current position of the ITA is to view securities quoted on the OTC market as listed on a “stock exchange” where such securities were previously delisted from a “stock exchange” (such as the Nasdaq Global Market or the Tel Aviv Stock Exchange), such as our ordinary shares.

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

Starting with 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year, which increases the threshold to NIS 810,720 for the 2015 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.  At December 31, 2014, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk Management

As of December 31, 2014, we had $8.72 million of cash and short-term investments, primarily all of which was linked to the U.S. dollar.

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

Our management conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2014 and concluded that our internal control over financial reporting was effective as of December 31, 2014.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2014 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.        Code of Ethics

Our board of directors has adopted a Code of Ethics.  We will provide a copy of our Code of Ethics free of charge to any person who requests one. Such requests may be sent to Mr. Atir.

ITEM 16C.        Principal Accountant Fees and Services

For 2013 and 2014, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2013	2014
Audit Fees	$29,500	$29,500
Tax Fees	5,500	5,500
All Other Fees	0	0
Total	$35,000	$35,000

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

The financial statements required by this item are set forth in our current report on Form 6-K filed with the SEC on April 14, 2015 and incorporated by reference herein.

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
Aviv Boim
Chief Executive Officer
Date: April 30, 2015

Exhibit Index

Exhibit No.	Exhibit
1.1	Memorandum of Association, as amended (a)
1.2	Amended and Restated Articles of Association (a)
1.3	Amended and Restated Bonus Rights Agreement, dated as of April 30, 2015, between Tikcro Technologies Ltd. and American Stock Transfer & Trust Company, as Rights Agent (b)
4.1	Share Incentive Plan, as amended (c)
4.2	Compensation Policy for Office Holders (d)
4.3	Tikcro 2003 Stock Option Plan, as amended (e)
8.1	List of Subsidiaries (e)
12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act (e)
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act (e)
15.1	Annual Consolidated Financial Statements as of December 31, 2012, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 (f)
101.1	Interactive Data Files in XBRL format of the materials set forth in Exhibit 15.1 (f)
________________________

(a)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2012.

(b)	Incorporated by reference to Tikcro’s Report on Form 8-A/A filed with the Securities and Exchange Commission on April 30, 2015.

(c)	Incorporated by reference to Tikcro’s Registration Statement on Form S-8 (File No. 333-12904).

(d)	Incorporated by reference to Tikcro’s Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2013.

(e)	Included herewith.

(f)
Incorporated by reference to Tikcro’s Report on Form 6-K filed with the Securities and Exchange Commission on April 14, 2015.  In accordance with Rule 406T of Regulation S-T, the information in Exhibit 101.1 is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.