Form 20-F
period 2015-12-31
TIKCRO TECHNOLOGIES LTD
filed 2016-04-21
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

7 Sapir Street, 5th floor, Ness Ziona 7403630, Israel
(Address of principal executive offices)

Aviv Boim, T: +972-8-996-9800, info@tikcro.com
7 Sapir Street, 5th floor, Ness Ziona 7403630, Israel
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

9,878,861 Ordinary Shares, no par value

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒ No

TABLE OF CONTENTS

PART I	4

ITEM 1.	Identify of Directors, Senior Management and Advisors	4

ITEM 2.	Offer Statistics and Expected Timetable	4

ITEM 3.	Key Information	4

A.	Selected Financial Data	4

B.	Capitalization and Indebtedness	6

C.	Reasons for the Offer and Use of Proceeds	6

D.	Risk Factors	7

ITEM 4.	Information on the Company	20

A.	History and Development of the Company	20

B.	Business Overview	20

C.	Organizational Structure	26

D.	Property, Plants and Equipment	26

ITEM 4A.	Unresolved Staff Comments	26

ITEM 5.	Operating and Financial Review and Prospects	26

A.	Operating Results	26

B.	Liquidity and Capital Resources	30

C.	Research and Development, Patents and Licenses	31

D.	Trend Information	31

E.	Off-balance Sheet Arrangements	31

F.	Tabular Disclosure of Contractual Obligations	32

ITEM 6.	Directors, Senior Management and Employees	32

A.	Directors and Senior Management	32

B.	Compensation	34

C.	Broad Practices	35

D.	Employees	41

E.	Share Ownership	41

ITEM 7.	Major Shareholders and Related Party Transactions	42

A.	Major Shareholders	42

B.	Related Party Transactions	43

C.	Interests of Experts and Counsel	43

ITEM 8.	Financial Information	43

A.	Consolidated Statements and other Financial Information	43

B.	Significant Changes	43

ITEM 9.	The Offer and Listing	43

A.	Offer and Listing Details	43

B.	Plan of Distribution	45

C.	Markets	45

D.	Selling Shareholders	45

E.	Dilution	45

F.	Expenses of the Issue	45

ITEM 10.	Additional information	46

A.	Share Capital	46

B.	Memorandum and Articles of Association	46

C.	Material Contracts	52

D.	Exchange Controls	52

E.	Taxation	52

F.	Dividends and Paying Agents	62

G.	Statement by Experts	62

H.	Documents On Display	63

I.	Subsidiary Information	63

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	63

ITEM 12.	Description of Securities other than Equity Securities	64

PART II.	64

ITEM 13	Defaults, Dividend Averages and Delinquencies	64

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	64

ITEM 15. Controls and Procedures	64

ITEM 16A.	Audit Committee Financial Expert	65

ITEM 16B.	Code of Ethics	65

ITEM 16C.	Principal Accountant Fees and Services	65

ITEM 16D.	Exemptions from Listing Standards for Audit Committees	66

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	66

ITEM 16F.	Change in Registrant’s Certifying Accountant	66

ITEM 16G.	Corporate Governance	66

ITEM 16H.	Mine Safety Disclosure	66

PART III	66

ITEM 17.	Financial Statements	66

ITEM 18	Financial Statements	66

ITEM 19.	Exhibits	66

PART I

Unless the context otherwise requires, “Tikcro,” “us,” “we” and “our” refer to Tikcro Technologies Ltd., an Israeli company. References to “U.S. dollars,” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. As of December 31, 2015, the exchange rate published by the Bank of Israel was NIS 3.902 per $1.00.

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal Securities Laws. In some cases, you can identify forward-looking statements by our use of words such as “expect,” “anticipate,” “believe,” “intend,” “plan,” “seek” and “estimate” and similar expressions.  Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” and elsewhere in this Annual Report as well as our reports on Form 6-K submitted to the Securities and Exchange Commission. The forward-looking statements contained in this Annual Report reflect our views and assumptions as of the effective date of this Annual Report. Except as required by law, we assume no responsibility for updating any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

ITEM 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

A. Selected Financial Data

We have derived the following selected financial data, with respect to the five years from 2011 through 2015, from the audited financial statements of Tikcro, which have been prepared in accordance with U.S generally accepted accounting principles.

The selected financial data set forth below as of December 31, 2014 and 2015 and for each of the years ended December 31, 2013, 2014 and 2015 are derived from our audited financial statements which are incorporated by reference into this Annual Report.

The selected financial data as of December 31, 2011, 2012 and 2013 and for the years ended December 31, 2011 and 2012 are derived from our audited financial statements which are not included in this Annual Report.

You should read the selected financial data together with Item 5 “Operating and Financial Review and Prospects” and our financial statements included elsewhere or incorporated by reference in this Annual Report.

In 2014, we initiated a biotechnology project in the area of cancer immune treatment with the aim to develop new antibodies with enhanced clinical qualities for the treatment of cancer through the re-modulation of certain identified immune pathways. For that purpose, we entered into a research and license agreement with Yeda Research and Development Company Ltd. ("Yeda"), the technology transfer arm of the Weizmann Institute of Science (the "Weizmann Institute") in Israel. The agreement is for the development of new antibodies originating from specified research at the Weizmann Institute addressing identified targets of the immune system for cancer treatment. Under the agreement, Tikcro will provide funding for research at the Weizmann Institute to develop certain antibodies selected and verified in pre-clinical trials. In 2015, we extended the terms of the agreement for a multi-year engagement. The antibodies are derived in an innovative process that is aimed to result with high selectivity and blocking qualities towards certain cancer immune modulators. Please see Item 4.B “Business Overview” for more information.

In July 2008, we acquired a minority stake in BioCancell Therapeutics, Inc., an Israel-based clinical-stage biopharmaceutical company, which stake was substantially liquidated in 2012. Please see Item 4.A “Information on the Company - History and Development of the Company - Recent Developments” for more information.

	Years Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except share and per share data)
Statement of Operations Data:
Research and development	$92	$40	$29	$89	$247
General and administrative expenses	541	401	542	348	609
Consulting services	(76)	(41)	-	-	-
Operating loss	$(557)	$(400)	$(571)	$(437)	$(856)
Financial income (expenses), net	(2,303)	(158)	579	(240)	(29)
Income (loss) before taxes	(2,860)	(558)	8	(677)	(885)
Tax expenses	(54)	34	-	-	-
Net income (loss)	$(2,914)	$(592)	$8	$(677)	$(885)
Basic net earnings (loss) per share	$(0.34)	$(0.07)	$(0.00)	$(0.08)	$(0.10)
Diluted net earnings (loss) per share	$(0.34)	$(0.07)	$(0.00)	$(0.08)	$(0.10)
Number of shares used in computing basic net earnings (loss) per share	8,562,402	8,649,048	8,747,776	8,832,385	8,839,965
Number of shares used in computing diluted net earnings (loss) per share	8,562,402	8,649,048	8,747,776	8,832,385	8,839,965
___________

	December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents, marketable securities and deposits	$6,985	$9,234	$9,120	$8,722	$8,560
Investment in BioCancell - Short-term*	3,033	243	397	85	50
Working capital	9,881	9,337	9,403	8,648	8,507
Total assets	10,183	9,508	9,531	8,920	8,800
Shareholders' equity	9,881	9,337	9,403	8,736	8,574
__________________

* See Item 4 “Information on the Company” for more information on our investment in BioCancell.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following information sets forth risk factors that could cause our actual results to differ materially from those contained in forward-looking statements we have made in this Annual Report and those we may make from time to time. You should carefully consider the risks described below, in addition to the other information contained in this Annual Report, before making an investment decision. Our business, financial condition or results of operations could be harmed by any of these risks. The risks and uncertainties described below are not the only ones we face. Additional risks not presently known to us or other factors not perceived by us to present significant risks to our business at this time also may impair our business operations. We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to our business and industry

We currently conduct limited business activities pursuing early stage technology projects, mainly in the biotechnology field, which may not be successful.

Our activities are limited to the funding and supporting of early stage technology projects, primarily biotechnology projects. Since December 2014, we have funded a project addressing new antibodies generated by an innovative approach. Resulting antibodies are expected to have high selectivity, binding and blocking qualities towards certain cancer immune modulators. Our aim is to develop highly selective antibodies compared with antibodies resulting from currently known generation and screening methodologies. Due to the early stage status of these projects, we may not be successful in achieving their research goals.

We are dependent on the success of pre-clinical drug candidates, and we do not have any assurance that our drug candidates will successfully conclude pre-clinical and clinical trials through regulatory approval or be successfully commercialized.

Our operations have been limited to developing proprietary technology and obtaining pre-clinical data for product candidates in the biotechnology field. These operations provide a limited basis to assess our ability to continue to develop our technology, identify product candidates, develop and commercialize any product candidates and enter into collaborative arrangements with other companies on attractive commercial terms, as well to assess the advisability of investing in our securities. Each of these requirements will require substantial time, effort and financial resources.

Risks relating to our antibody program

Our antibody program addressing cancer immune modulators is in discovery and pre-clinical development, and there is no assurance that it will be successful.

Our antibody program is in pre-clinical discovery and in-vitro trial development. We evaluate lead antibody candidates for the targeting of cancer immune modulators. Pre-clinical development is highly speculative and carries a high risk of failure. There is no assurance that we will be successful in this aim. Even if our pre-clinical studies produce positive results, they may not necessarily be predictive of further in-vivo animal studies and of the results of future clinical trials in humans. We can provide no assurances that pre-clinical toxicology and/or pre-clinical activity of our product candidates will support moving any of these product candidates into clinical development. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced in-vivo animal trials and/or in clinical trials after achieving positive results in pre-clinical development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings that prolonged the screening and selection process, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials nonetheless failed to obtain regulatory approval. Specifically, in-vivo animal trial models used to verify immunological agents pose high complexity since human immune systems vary considerably from small animal immune systems. Therefore, results from trials with small animals and non-human primates may be a weak predictor for clinical results with humans. If we fail to produce positive results in in-vitro, in-vivo animal trials and in clinical trials of lead-candidate antibodies, our business and financial prospects would be materially adversely affected.

Our approach to the discovery and development of our product candidates is unproven, and we do not know whether we will be able to develop any products of commercial value.

Our products candidates are emerging technologies and, consequently, there are significant risks that such technologies may ultimately fail to identify commercially viable drugs to treat human patients with cancer or other diseases.

New data from our research and development activities could modify our strategy and result in the need to adjust our projections of timelines and costs.

Because we are focused on novel technologies to develop antibody candidates for cancer immune modulators, our research and development activities involve the ongoing discovery and generation of new data, based on which we determine next steps for a relevant program. We monitor the likelihood of success of our initiatives and we may need to discontinue funding of such activities if they do not prove to be commercially feasible. Moreover, these product candidates may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit commercial use.

We rely, and expect to continue to rely, on third parties to conduct parts of our preclinical studies and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials or complying with applicable regulatory requirements.

We rely on third-party contract research academic centers and organizations to conduct a significant part of our pre-clinical studies, and we expect that our clinical trials for future product candidates will be conducted in a similar manner. Our reliance on these third parties for research and development activities reduces our control over these activities but will not relieve us of our responsibilities to comply with certain regulatory protocols. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process, increase our expenses and increase the risk of earlier market launch of competing drugs. Switching or adding additional contract research organizations involves additional cost and requires management time and focus. As a result, delays could occur, which could compromise our ability to meet our desired development timelines.

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

Our in-development antibody product candidates will face a variety of risks and uncertainties, including the following:

•           future clinical trial results may show that our antibody product is not effective, our clinical trial designs are flawed or clinical trial subjects do not comply with trial protocols;

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

Our competitors in the biotechnology and pharmaceutical industries have already FDA approved drugs targeting certain cancer immune modulators, pursue numerous clinical trials with combination therapies, and have superior development and manufacturing capabilities, selling and marketing expertise and financial resources.

Our antibody product program is in early development stage and, even if it results with attractive antibody candidates, it will be first evaluated only in several years for U.S. Food and Drug Administration (FDA) approval to allow initial clinical trials. While we pursue a unique approach for the development of antibodies, we may fail to penetrate the markets because of competition from major pharmaceutical and specialized biotechnology companies that already have FDA approved antibody products, pursue clinical trials for additional cancer indications with combinations of new immune therapy antibodies and existing drugs or that are engaged in clinical development of product candidates directed at the same or at similar cancer immune modulators and treat similar cancer indications. Our competitors have greater development, manufacturing, sales, marketing, financial and human resources and have more experience than we do.

A number of antibodies that address cancer immune modulators have obtained FDA approvals and are offered on the market, including the following: (1) Bristol-Myers Squibb’s  ipilimumab, an anti-cytotoxic T-lymphocyte-associated protein 4 (CTLA-4) antibody, was FDA approved in 2011 for the treatment of melanoma, a type of skin cancer, (2) Merck’s pembrolizumab, an anti programmed cell death protein 1 (PD-1) antibody, was FDA approved in 2014 in an accelerated approval process for the treatment of melanoma for use following treatment with ipilimumab, and (3) Bristol-Myers Squibb’s nivolumab, an anti PD-1 antibody, was FDA approved in 2014 for the treatment of unresectable or metastatic melanoma patients who no longer respond to other drugs. In early 2015, the FDA approval for nivolumab was expanded to treat also patients with metastatic squamous non-small cell lung cancer (NSCLC), a common type of lung cancer, with progression on or after platinum-based chemotherapy, and to be used also as an initial treatment for patients with unresectable or metastatic melanoma, and for additional types of cancer indications.

Additional antibodies that target cancer immune modulators which are in advanced clinical development include, without limitation, the following: (1) AstraZeneca Medimmune's anti-CTLA-4, an anti-PD-1 and an anti programmed cell death 1 ligand 1 (PD-L1) antibodies, (2) Pfizer's and Merck KGaA's joint pursuit of an anti-PD-L1 antibody, and (3) Roche Genentech's promotion of an anti-PD-L1 antibody.

Recently, numerous earlier clinical trials for cancer treatment using new antibodies that target the modulation of additional immune targets have commenced. While there is limited clinical experience in its clinical efficacy, the clinical success of PD1 and CTLA-4 antibodies drive this effort and it is expected to increase. In addition, there are approved as well as advanced clinical trials for other agents like T-cell modulators and cancer vaccines that trigger an immune response against cancer cells.  In certain cancer indications, these agents resulted with superior clinical efficacy over antibody treatment and other agents targeting immune modulations.

In addition, there are numerous pre-clinical programs pursued by biotechnology and pharmaceutical companies and academic centers for the development of antibodies that target the same or other cancer immune modulators as our antibody program.

There is no assurance that our antibody products in development will be able to compete with the above antibodies and other therapeutic agents, alone or in combination with other agents that trigger an immune response, specifically with the products that are expected to have an established market presence and clinical track record for several years prior to our having an FDA approved product addressing immune cancer modulators, even if any of our in-development products ultimately obtains FDA approval.

Accelerated FDA approval protocols used to allow clinical use for cancer immune modulator agents are expected to increase competition in this area.

Since the clinical effects of antibodies directed at cancer immune modulators in certain cancer indications proved to be superior compared to current treatments, the FDA has used accelerated approval protocols for such products. For example, the FDA approvals of both Merck’s and Bristol-Myers Squibb’s PD1 cancer immune antibodies in 2014 and 2015 were granted pursuant to an accelerated and priority review program, which provides for an expedited review of drug candidates that treat serious conditions and, once approved , would significantly improve safety or effectiveness in the treatment of a serious condition. Such approval protocols are expected to increase competition for our antibody development program, with accelerated launches of new agents for the treatment of cancer through the modulation of immune modulations and other comparable technologies.

Manufacturing products resulting from our antibody program may cause delays, increased costs, or loss of revenues.

If we are successful in identifying lead antibody candidates, our antibody program will require substantial development and investment in manufacturing. Since the project is still in preclinical stage, we have not initiated the development process required to manufacture antibody candidates. We intend to utilize consultants and advisors to assist advancing these operations. We intend to rely on contract manufacturing organizations, or CMOs, and contract research organizations, or CROs, to support our antibody programs which would cause us to incur additional costs and risks.

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

We provide funding for early-stage biotechnology projects. Since we invest at an early stage, the risk of loss is high since most early stage projects do not ultimately succeed.  Some of the projects in which we have invested immaterial amounts of funds have already failed.  In 2015, we invested $247,000 in research and development, mainly in our antibody project with Yeda, and the expenses required to advance this project are expected to increase significantly.  There is no assurance that this project will ultimately succeed or that we will be able to recoup our investment in this project or any other project.

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

Current global financial conditions have been characterized by increased volatility. Oil and other commodity prices have plunged, and lower growth rate are forecasted for China and other Asian countries, affecting global stability. With significantly lower oil prices, major oil-exporting economies and energy-related global corporations are trimming down their investments and workforce, negatively affecting global demand. In addition, several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Major financial institutions are currently under scrutiny to lower loan to capital ratio, and they are going through a de-levering of their balance sheets. Accordingly, credit was constricted in recent years, and may likely remain so and even worsen. . In addition, recent concerns regarding the possibility of sovereign debt defaults by commodity-exporting economies, as well as weak European Union member countries, have disrupted financial markets throughout the world, and may lead to weaker global consumer demand. If economic growth further declines, this may have a negative impact on our financial condition and share price, which may impact our ability to obtain financing and other sources of funding in the future on terms favorable to us, if at all. If such increased levels of volatility and market turmoil continue, it may materially adversely affect our results of operations.

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

We invest the majority of our cash on hand in bank deposits and financial instruments. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment. This would harm our financial condition.  For information on the types of our investments as of December 31, 2015, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk - Interest Rate Risk Management”.

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

We are incorporated and headquartered in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Recent political events and continuous unrest in various countries in the Middle East and Northern Africa, including Syria, have shaken and continue to impact the stability of those countries, enabling the development of extremist groups. In addition, Iran has threatened to attack Israel and is believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us. We cannot predict the effect on us of the increase in the degree of terror attacks against Israel, political instability in the region or military action elsewhere in the Middle East.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an increase in hostilities or due to disagreement with Israel’s policies. This may also seriously harm our operating results, financial condition and the ability to expand our business.

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

Our ordinary shares are traded on the OTCQX. The market for shares quoted on the OTCQX is typically less liquid than that for shares listed on national stock exchanges, such as the Nasdaq Stock Market, where we do not meet the listing criteria. This could make it more difficult for our shareholders to sell their shares at desired prices and amounts.

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

Aviv Boim, our CEO, beneficially owns approximately 20.2% of our outstanding ordinary shares (including vested options), Steven N. Bronson beneficially owns approximately 15.2% of our outstanding ordinary shares, Eric Paneth, one of our directors, beneficially owns approximately 11.7% of our outstanding ordinary shares, and Izhak Tamir, our Chairman of the Board, beneficially owns approximately 10.7% of our outstanding ordinary shares.  In addition, Mr. Boim holds unvested options to purchase 1,512,332 ordinary shares exercisable at a price of $1.01 per share, which represent approximately 13.3% of our outstanding ordinary shares on a fully diluted basis. These options are subject to accelerated vesting upon the occurrence of certain events. Currently, none of these holders is a party to a shareholders agreement. However, if these shareholders (or a combination thereof) act together, they effectively may have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. The combined equity interest of these holders may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or more of them.

Our shareholder bonus rights plan may delay, prevent or make more difficult a hostile acquisition of Tikcro, which could depress our share price.

In September 2005, we adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed to our shareholders. The term of the plan expires on December 31, 2025.  These rights generally will be exercisable and transferable apart from our ordinary shares ten business days after a person or group acquires beneficial ownership of 15% or more of our ordinary shares, or commences a tender or exchange offer upon consummation of which that person or group would hold such a beneficial interest. Once these rights become exercisable and transferable, the holders of rights, other than the person or group triggering their transferability, will be generally entitled to purchase our ordinary shares at a discount from the market price. In addition, the Board may exchange the rights (other than rights owned by the person or group triggering their transferability), in whole or in part, at an exchange ratio of one ordinary share per right (subject to adjustment). While these rights remain outstanding, they may make an acquisition of us more difficult and result in delaying or preventing a change in control of Tikcro. On November 20, 2012, Mr. Steven N. Bronson filed a Statement on Schedule 13D reflecting beneficial ownership of 1,500,094 of our ordinary shares, or 16.9% of our outstanding ordinary shares, thereby crossing the 15% ownership threshold. We have deferred the "Distribution Date" under the bonus rights plan to the close of business on the 30th business day following the termination of a standstill and confidentiality agreement that we entered into with Mr. Bronson, which shall remain in effect until terminated by either party.

ITEM 4.	Information on the Company

A.  History and Development of the Company

We were incorporated on December 14, 1999 under the laws of the State of Israel. We are governed by the Israeli Companies Law, 5759-1999.  In September 2003, we changed our name from “Tioga Technologies Ltd.” to “Tikcro Technologies Ltd.”  Our principal executive offices are located at 7 Sapir Street, 5th floor, Ness Ziona 7403630, Israel and our telephone number is (+972) 8-996-9800.

Principal Capital Expenditures

We did not have any capital expenditures in 2013. In 2014 and 2015, we had capital expenditures of $98,000 and $25,000, respectively. Our capital expenditures were to purchase laboratory equipment for our business, and we plan to continue purchasing laboratory equipment from time to time as necessary.

B. Business Overview

General

Our business plan is to select and fund through commercialization early stage technology projects originated by Israeli universities and academic centers, with a focus on biotechnology projects. Since 2014, we pursue an early stage biotechnology project generating new antibodies for cancer treatment addressing immune modulation.  This project is based on technology from the Weizmann Institute of Science in Israel. It promotes a new approach for the generation of antibodies which are expected to have superior selectivity, blocking capabilities and, as a result, are expected to effectively modulate the immune system. This project currently focuses on the following immune system pathways: 1) anti-cytotoxic T-lymphocyte-associated protein 4 (CTLA-4) and its binding group of ligands, 2) anti-programmed cell death protein 1 (PD-1) and ligands PDL-1 and PDL-2, and 3) T cell immunoreceptor with Ig and ITIM domains (TIGIT) and its binding group of ligands. It is in early stage of in-vitro trials and is at a high risk to meet its development milestones.

We intend to increase the amounts we spend for research and development and general expenses required to promote this project through its early development milestones, as well as to pursue other technology projects by continuing the selection of technology projects with academic centers and by entering into new collaborations and licenses.

Antibody Project - Cancer Immune Treatment

General Market Description, Drivers and Growth

Following extensive research and clinical trials in this area, advances in cancer treatment emerged in 2011 and further in 2014 and 2015 as the FDA approved therapeutic monoclonal antibodies targeting certain receptors, facilitating immune responses against cancers. These antibodies are blocking antibodies, which have a therapeutic application in stimulating the immune system against tumors by blocking interactions of the targeted protein with other binding partners.

Specifically, in 2011 and most recently in late 2014 and early 2015, three new blocking antibodies were approved for treating cancer through the modulation of immune pathways. These treatments have not only led to increased survival periods for many patients with certain forms of melanoma and lung cancer, but are leading to apparent cures in some patients with advanced metastatic cancer. However, clinical data suggests that not all of the patient population responded to such treatments, and adverse toxicity side effects were observed, which required simultaneous treatment with suppressive therapeutic agents to counter the effects triggered by the immune system over healthy cells.

In 2011, the FDA approved the first antibody that targets an immune modulator CTLA-4, for the treatment of advanced melanoma cancer. In late 2014 and 2015, the FDA approved two additional antibodies targeting a different immune modulator, PD-1, to treat certain cancer indications. Positive encouraging clinical results were reached with the treatment of cancer patients in advanced stage of melanoma cancer and recently also for the treatment of certain types of lung cancer. These antibodies address a considerable cancer patient population. In 2015, the FDA approved the use of such antibodies for broader clinical indications, including for first-line treatment for melanoma cancer patients.

Revenues in 2015 from the aggregate sale of these approved antibodies, blocking CTLA-4 and PD1, were about $2.6 billion, approximately doubling their revenues of $1.3 billion in 2014. Industry analysts estimate a further significant increase of revenues from immune modulator antibodies in the coming years as well as from other immune system modulators for the treatment of cancer.

In an effort to improve the therapeutic benefit of such modulation agents, it is likely that more specifically designed antibodies with higher blocking qualities will allow for a lower therapeutic dose and a reduced binding effect over other modulation pathways, thus increasing the therapeutic effect while reducing adverse side effects.

The Therapeutic Need

Immune pathways are processes that regulate immune responses within the body. The modulation of such pathways contribute to rapid activation of the immune system, prevent immune responses to false alarms, trim down the immune response when threats are eliminated, and limit the immune response to minimize damage to unimpaired tissues.

There are numerous immune pathways, with their receptors and ligands expressed on various cell types involved in immune responses. As scientific tools and industry resource allocation into this area have increased, more data on each pathway effects and data on new cancer pathways have been recently discovered. While in healthy conditions these pathways work well to control our immune responses, in certain indications, these pathways are manipulated through their respective receptors or ligands, and intensify cancer and auto-immune diseases. Cancer can be recognized by the immune system as “non-self” and trigger potential immune control, but it can also “hijack” certain immune pathways to protect itself from detection and destruction by the body's immune system.

The aim of our antibody project is to identify lead candidates of antibodies for the treatment of patients with cancer through the modulation of the immune system. This approach is driven by proprietary research tools and customization that are expected to allow the design and the production of quality human monoclonal antibodies with high selectivity and binding qualities. In comparison to antibodies that were recently FDA approved for the treatment of cancer through immune modulation, the goal is to have antibodies which result in better therapeutic outcomes, used alone or in combinations, leveraging the qualities of high specificity, binding and blocking parameters. By using such new antibodies under development, the program aims to partially disable the mechanisms that cancer cells employ to evade detection and destruction by the immune system. Once lead antibodies are identified, such antibodies will need to undergo in vitro and in vivo animal trials, and if successful, to pursue clinical trials in order to apply for FDA and other regulatory approvals.

Our Strategy and Business Plan

We currently focus our efforts primarily in the identification, isolation and pre-clinical verification of antibody drug candidates addressing immune pathways and further characterize these antibody candidates in in-vitro and in-vivo functional testing. We currently focus our efforts on the following immune system pathways: 1) CTLA-4 and ligands, 2) PD-1 and ligands PDL-1 and PDL-2, and 3) TIGIT and ligands. We do not have any clinical or commercial manufacturing or sales capabilities. Once we identify lead candidates, we expect to use contract manufacturers for the manufacture of our product candidates. We intend to license to, or enter into strategic alliances with, larger companies in the biopharmaceutical field, which are equipped to manufacture, market and sell our products, if any, through their well-developed manufacturing capabilities and distribution networks.

Our strategy is to pursue the development of lead antibody candidates which:

•	allow superior selectivity, binding and blocking qualities towards cancer immune modulators;

•	target difficult to design classes of antibodies of immune cancer pathways; and

•	bind exclusively as much as possible to immune modulators without interfering with suppressive modulators or other receptors or ligands.

This strategy aims to yield best-in-class antibody agents and cancer treatments that bind and block better the targeted immune modulator and also reduce toxicity and adverse side effects, with elimination of binding to suppressive modulation receptors or ligands.

We intend to develop and commercialize antibody product candidates by continuing our existing arrangements with academic collaborators and by entering into new collaborations and to procure licenses to have additional building blocks that are required for an effective therapeutic agent.

To facilitate this project, in December 2014 we entered into a research and license agreement with Yeda, the technology transfer arm of the Weizmann Institute. This agreement was expanded in 2015 for multi-year term, and we have the right to continue the agreement for so long as we continue to fund the development of the project. The agreement is for the development of new antibodies originating from specified research at the Weizmann Institute addressing identified targets of cancer immune modulators. Under the agreement, we expect to provide funding for further research at the Weizmann Institute to develop certain antibodies selected and verified in pre-clinical trials. The antibodies may have high selectivity and binding qualities towards cancer immune modulators. Further research and development will be required to promote such antibodies as therapeutic candidates for immune modulation in oncology. We, alone or through sub-licensees, will have the right to obtain the research results and to pursue development through commercialization. The license consideration due from us to Yeda includes royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones. We expect to use contract manufacturers for the pre-clinical selection process and manufacture of any antibody candidates we develop. We currently do not have any clinical or commercial manufacturing or sales capabilities nor intend to have it until we conclude pre-clinical trials of selected antibody candidates.

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

Intellectual Property Rights

We seek to protect our technologies through a combination of patents, trade secrets and know-how. We are at an early stage of development efforts mainly with the Weizmann Institute, and we intend to seek patent protection for newly-identified therapeutic antibodies and product candidates. We can provide no assurance that any of our or future patent applications will have commercial value or will result in the issuance of valid and enforceable patents.

The patent landscape in the field of therapeutic antibody development, manufacture and commercialization is crowded. For example, we are aware of third party patents directed to methods for identifying and producing therapeutic antibodies. We are also aware of third party patents directed at antibodies to numerous targets for which we also seek to identify, develop, and commercialize antibodies. For example, some patents claim antibodies based on a target epitope of a receptor or ligand, competitive binding and blocking capabilities to certain receptors and ligands or an immune reaction,  some claim antibodies based on specifying sequence or other structural information, and some claim various methods of discovery, production or use of such antibodies. These or other third party patents could impact our freedom to operate in relation to the development and commercialization of antibodies identified by us as potential therapeutic candidates.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. Many pharmaceutical or biotechnology companies have products on the market and are actively engaged in the research and development of products for the treatment of cancer through the modulation of cancer immune pathways or through other approaches, including but not limited to T-cell related agents, vaccination, inhibitors and combinations thereof and the combination with existing chemotherapy agents.

Many competitors have substantially greater financial, manufacturing, marketing, sales, distribution and technical resources, and more experience in research and development, clinical trials and regulatory matters than we do. Competing companies developing or acquiring rights to more efficacious therapeutic products for the diseases we are targeting, or which offer significantly lower costs of treatment, could render our products noncompetitive or obsolete. See Item 3D. “Risk Factors-Risks Related to our Antibody Project”.

Academic institutions, governmental agencies and other public and private research institutions conduct significant amounts of research in biotechnology, medicinal chemistry and pharmacology. These entities are increasingly active in seeking patent protection and licensing revenues for their research results in research areas which address our antibody project and our activities.

Our antibody project is targeting a limited number of immune pathways and is currently in preclinical development. We are aware of numerous companies that have antibody-based products on the market, in late clinical trials or in clinical and pre-clinical development that are directed to the same biological targets as we pursue or at targets that are likely to have similar clinical effects over the immune system. We are also aware of companies that promote bispecific antibodies, T-cell modified agents or treatments with multiple antibodies and inhibitors that target the immune system, certain immune pathways and epitopes.

A number of antibodies that address cancer immune modulators have obtained FDA approvals and are offered on the market, including the following: (1) Bristol-Myers Squibb’s  ipilimumab, an anti-CTLA-4 antibody, was FDA approved in 2011 for the treatment of melanoma, a type of skin cancer, (2) Merck’s pembrolizumab, an anti PD1 antibody, was FDA approved in 2014 in an accelerated approval process for the treatment of melanoma for use following treatment with ipilimumab and (3) BMS’s nivolumab, an anti PD1 antibody, was FDA approved in 2014 for the treatment of unresectable or metastatic melanoma patients who no longer respond to other drugs. In 2015,  FDA approval for such anti PD1 antibodies was expanded to also treat patients with metastatic squamous non-small cell lung cancer (NSCLC), a common type of lung cancer, with progression on or after platinum-based chemotherapy and to be used also as an initial treatment for patients with unresectable or metastatic melanoma, and for additional types of cancer indications.

Additional antibodies that target cancer immune modulators of these pathways and are in advanced clinical development include, without limitation, the following:
 (1) AstraZeneca Medimmune's anti-CTLA-4, anti-PD1 and anti-PDL-1 antibodies,
 (2) Pfizer's and Merck KGaA's joint pursuit of an anti-PDL1 antibody and
 (3) Roche Genentech's promotion of an anti-PD-L1 antibody.

In addition, there are numerous pre-clinical programs by companies and academic centers for the development of antibodies that target the same cancer immune pathways as our program targets, as well as pre-clinical programs for the development of antibodies that address different cancer immune pathways. Recently, numerous earlier-stage clinical trials for cancer treatment using new antibodies that target the modulation of additional immune targets have commenced. While there is limited clinical experience in its clinical efficacy, the clinical success of PD1 and CTLA-4 antibodies drive the further expected increase in the number of such clinical trials. In addition, there are approved agents and advanced clinical trials for agents, such as cancer vaccines and T-cell modulators, that trigger an immune response against cancer cells. In certain cancer indications, these agents resulted with superior clinical efficacy over antibody treatment and other immune modulations.

We anticipate increased competition as new companies enter this market and scientific developments surrounding immunotherapy and other traditional cancer therapies continue to accelerate. There is no assurance that our antibody products will be able to compete with the above antibodies, specifically with the products that will have an established market presence and clinical track record for a considerable period of time prior to our having FDA approved antibody products. Furthermore, other emerging immune modulators directly modifying T-cells may prove to be more efficient in treating cancer.

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

Historical Investment - BioCancell

In July 2008, pursuant to our strategy to fund biotechnology projects, we invested in BioCancell, a clinical-stage biopharmaceutical company headquartered in Israel and listed on the Tel Aviv Stock Exchange. To date, we have liquidated substantially all of that investment.

BioCancell focuses on the discovery and development of novel therapies for treating solid cancer tumors. In exchange for our investment of $2.5 million we acquired from BioCancell in a privately negotiated transaction shares of its common stock for consideration of $0.5 million, and a four-year convertible note due June 2012 in the principal amount of $2.0 million. As part of the transaction we also received a five-year warrant.

In July 2012, our convertible note in BioCancell was repaid in full, including accrued interest, in the total gross amount of approximately $2.5 million.

As of March 31, 2016, we held 219,487 ordinary shares of BioCancell (after the above-mentioned reverse stock split), constituting approximately 0.45% of its outstanding share capital (based on a public filing of BioCancell dated March 13, 2016).

C. Organizational Structure

We do not have any significant subsidiaries.

D. Property, Plants and Equipment

Since January 2015, we lease offices and a lab at the Kiryat Weizmann Science Park in Ness Ziona, Israel.  The lease covers approximately 11,000 square feet, of which 7,000 square feet we sublease to third parties. We were granted options to extend this lease through a four year period altogether.

ITEM 4A.	Unresolved Staff Comments

Not applicable.

ITEM 5.	Operating and Financial Review and Prospects

A.  Operating Results

Our operating and financial review and prospects should be read in conjunction with our audited financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Annual Report.

Overview

Our business plan is to select and fund through advanced stages of development early stage technology projects originated by Israeli universities and academic centers, with a focus on biotechnology projects. Since late 2014 through 2015 and into 2016, we have focused our efforts on a project for the development of antibodies targeting immune modulators for therapeutic cancer treatment. This project is at high risk to meet its development milestones. If successful, it is expected that additional significant amounts of funds to be invested over a long period will be required in order to advance this project through commercialization or, alternatively, to effect a strategic partnership, trade sale or sub-licensing transaction.

In 2013, 2014 and 2015, we recorded aggregate research and development expenses of $29,000, $89,000 and $247,000, respectively, related to biotechnology projects. In December 2014, we entered into a research and license agreement with Yeda for the development of new antibodies for the treatment of cancer through the modulation of immune cancer pathways. This agreement was amended in 2015 to address additional antibodies and extend the term for several years.

On December 31, 2015, we completed a private placement of 980,000 ordinary shares, constituting 9.9% of our outstanding shares post-closing. The price per share was $0.615, and the total proceeds were approximately $600,000.  In 2013, we had financial income, net of $579,000, mainly from the additional shares of BioCancell that we were awarded (as discussed above in Item 4.B. "Business Overview"), offset by a decrease in the value of our investment in BioCancell and expenses of $571,000 (mainly general and administrative expenses), resulting in net profit of $8,000. In 2014, we had financial expenses, net of $240,000, mainly from the devaluation of our investment in BioCancell shares of $245,000, offset by other insignificant items in a net amount of $5,000. In 2015, we had an operating loss of $856,000, mainly from research and expenses and general and administrative expenses. We also had financial expenses of $29,000 in 2015, which resulted in a net loss of $885,000.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles.

For additional information regarding our significant accounting policies please refer to Note 2 of our financial statements as of December 31, 2015 included in this Annual Report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical.  These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances.

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

We have liquidated substantially all that investment. Our holding in BioCancell's shares of common stock is based on quoted prices in an active market.

Results of Operations

The table below sets forth, for the periods indicated, financial data (in thousands of dollars) which we believe to be significant in analyzing our results of operations.

	Years Ended December 31,
	2013	2014	2015
	(in thousands)
Statement of Operations Data:
Research and development	$29	$89	$247
General and administrative expenses, net	542	348	609
Operating loss	(571)	(437)	(856)
Financial income (expenses), net	579	(240)	(29)
Income (loss) before taxes	8	(677)	(885)
Net income (loss)	$8	$(677)	$(885)

Research and development expenses. In 2013, 2014 and 2015, we had expenses of $29,000, $89,000 and $247,000, respectively, related to funding of early-stage biotechnology projects.  Our expenses are composed mainly of research and development in our antibody project.

General and administrative expenses. General and administrative expenses decreased from $542,000 in 2013 to $348,000 in 2014, mainly due to a decrease in legal expenses and a decrease in employee compensation. In 2015, our general and administrative increased to $609,000, mainly due to an increase in employee compensation (including non-cash expenses).

Financial income, net.  Financial income consists primarily of mark-to-market of the investment in BioCancell and also interest on marketable securities and bank deposits. In 2013, our financial income consisted primarily of income from the mark-to-market adjustment of securities of BioCancell in the amount of $579,000. In 2014 and 2015, our financial expense consisted primarily of the mark-to-market adjustment of securities of BioCancell in the amount of $245,000 and $36,000, respectively.

Tax.  We did not have tax expenses in 2013, 2014 or 2015.

Net income (loss).  In 2013, we had net income of $8,000 as a result of financial income in the amount of $579,000 and an operating loss in the amount of $571,000. In 2014, we a had net loss of $677,000 as a result of financial expenses in the amount of $240,000 and an operating loss in the amount of $437,000. In 2015, we had a net loss of $885,000 as a result of financial expenses in the amount of $29,000 and an operating loss in the amount of $856,000.

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

We may have from time to time expenses denominated in new Israeli shekels. Such expenses would decrease as a result of a devaluation of the new Israeli shekel in relation to the U.S. dollar. In 2015, the change of value of the U.S dollar against the NIS was insignificant. In 2014, the value of the U.S dollar increased against the NIS, which caused our NIS denominated expenses to decrease. In 2013, the value of the U.S. dollar decreased against the NIS, which caused our NIS denominated expenses to increase We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the new Israeli shekel against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	NIS-USD Devaluation Rate	Israel Inflation Adjusted for Devaluation
2011	2.2	7.6	(5.4)
2012	1.5	(2.3)	3.8
2013	1.8	(7.0)	8.8
2014	(0.2)	12.0	(12.2)
2015	(0.8)	0.3	(1.1)

B. Liquidity and Capital Resources

We had working capital of $9.4 million as of December 31, 2013, $8.6 million as of December 31, 2014 and $8.5 million_as of December 31, 2015.  We believe that we have sufficient working capital for at least the next 12 months.

In 2013, we had net income of $8,000 and we used $534,000 of cash for operations. In 2014, we had a net loss of $677,000 and we used $367,000 of cash for operations. In 2015, we had a net loss of $885,000 and we used $740,000 of cash for operations. We generated net cash of $420,000 in 2013. We used a net amount of $31,000 and $25,000 of cash in investment activities in 2014 and 2015, respectively.

In 2013 and 2014, we did not have any cash flow from financing activities. On December 31, 2015, we completed a private placement of 980,000 ordinary shares, constituting 9.9% of our outstanding shares post-closing for the total proceeds of $603,000, which comprised the net cash we received from financing activities.

C. Research and Development, Patents and Licenses

Research and development expenses include funding for early-stage biotechnology projects and are charged to the statement of operations, as incurred.

D. Trend Information

None.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments as of December 31, 2015.

	Payments Due by Period (U.S. dollars in thousands)
Contractual Commitments as of December 31, 2015	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Sub-contracting research services	150	150		-	-
Operating lease (*)	430	215	215	-	-
Total	580	365	215	-	-
_____________
(*)	The Company sub-leased a substantial portion of the lease area and as a result a significant portion of these amounts are due to the Company by the sub-lessees.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of April 22, 2015:

Name	Age	Position
Izhak Tamir	63	Chairman of the Board
Eric Paneth	65	Director
Liat Hadad	44	External Director
Rami Skaliter	58	External Director
Aviv Boim	48	Chief Executive Officer

The business experience of each of our directors and executive officers is as follows:

Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and served as our Chief Executive Officer from August 2003 to December 2007. He co-founded Orckit Communications Ltd. ("Orckit") in 1990 and served as President and a Director until 2014 and as Chief Executive Officer from 2012 until 2014. Mr. Tamir served as Chairman of the Board of Orckit-Corrigent Ltd., a subsidiary of Orckit, from 2001 to 2014, and as Chief Executive Officer of Orckit-Corrigent Ltd. from 2007 to 2014 and as a Director of Gilat Satellite Networks Ltd. from 2005 to 2012. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California.  From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq.  From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

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

Liat Hadad has served as one of our external directors since September 2009. From  2010 to 2015, Ms. Hadad has served as VP of marketing and business development at Allium Medical. From May 2009 to March 2010, she served as director of business development at McCann Erickson Digital Israel. From 2001 to 2008, Ms. Hadad served as an associate in the Life Sciences Division of Giza Venture Capital. From 1999 to 2001, she was a Business Development and Marketing Manager at Girafa.com Ltd. From 1996 to 1998, she was a System Integrations Project Manager at IBM Israel. Ms. Hadad holds a B.A. in sociology, anthropology and political science from Tel Aviv University, a B.A. in life sciences from the Open University and an Executive M.B.A. in entrepreneurial studies, marketing and finance from Tel Aviv University.

Dr. Rami Skaliter has served as one of our external directors since January 2016. He has served in various executive roles at Quark Pharmaceuticals since 1995, including Vice President and Executive Vice President of Research & Development, and currently serves as the Chief Operating Officer. Under his leadership, Quark’s research and development unit generated most of its current product pipeline. Dr. Skaliter holds a B.Sc. in biology from the Ben-Gurion University and an M.Sc. and Ph.D. in biochemistry at the Weizmann Institute in Israel. He specialized in the biochemistry of replication and mutagenesis mechanisms. From 1993 to 1995, Dr. Skaliter completed a post-doctoral fellowship at Stanford University.

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

B. Compensation

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (five persons) who served in the capacity of director or executive officer in the year ended December 31, 2015, was approximately $208,000. The foregoing amounts consist of the fees paid to our directors and chief executive officer. In 2015, our statutory external directors were paid cash compensation of NIS 39,268 (approximately $10,063) per year and NIS 2,009 (approximately $515) per meeting in accordance with applicable regulations. Mr. Paneth, as a member of board and our compensation committee, is paid the fixed amounts under applicable regulations, which is NIS 27,080 (approximately $6,940) per year and NIS 1,722 (approximately $441) per meeting.  These amounts are adjusted for increases in the Israeli CPI twice a year. Mr. Tamir is paid a participation fee in the amount of $1,000 for attendance at each meeting of the board of directors or committee thereof and does not receive any additional compensation for serving as our Chairman of the Board.

In March 2015, following approval of our compensation committee, board of directors and shareholders, we granted to Mr. Aviv Boim, our chief executive officer, options to purchase up to 2,090,667 ordinary shares, with quarterly vesting over a period of four years (130,667 shares per quarter), and additional options to purchase up to 200,000 ordinary shares, with quarterly vesting over a period of two years (25,000 shares per quarter), commencing from December 25, 2014.  The options are subject to partial accelerated vesting upon the termination of employment, except termination for cause, and to full accelerated vesting upon termination of employment following a change of control of our company. The options have an exercise price equal to $1.01 per share. The term of the options expires on December 24, 2024.

The table below reflects the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2015. This group consists of our Chief Executive Officer, who is our only officer, and our four directors.

For purposes of the table below, “compensation” includes salary cost, director fees, bonuses, equity-based compensation and social benefits. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2015.

The amounts set forth in the table below are given in thousands of U.S. Dollars.

Name and Position	Salary Cost (1)	Director Fees	Bonus		Equity-Based Compensation(2)	Total
Aviv Boim, CEO	146	--	5	(3)	120	271
Izhak Tamir, Chairman	--	9	--		--	9
Eric Paneth, Director	--	18	--		--	18
Yiftach Atir, External Director(4)	--	15	--		--	15
Liat Hadad, External Director	--	15	--		--	15
____________________

(1)	Salary cost includes Mr. Boim's gross salary plus customary payment of social benefits made by the Company on his behalf.

(2)
Represents the equity-based compensation expenses recorded in the Company's financial statements for the year ended December 31, 2015 based on the fair value of the applicable securities on the date of grant thereof, in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 7(b) to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2015.

(3)	Represents a carry fee bonus payable pursuant to Mr. Boim's employment agreement.

(4)	The term of Mr. Yiftach's service expired on December 31, 2015 following three terms of appointment.

C.	Board Practices

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

Under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise, as defined in the regulations, that our board of directors should have.  In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require one director with the requisite financial and accounting expertise and that Izhak Tamir has such expertise.

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

The initial term of an external director is three years and may be extended for up to two additional three year terms. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional periods is beneficial to the company. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights or the nominee himself proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one external director, except for the audit committee which is required to include all the external directors. On December 31, 2015, Liat Hadad commenced her third term as an external director and Dr. Rami Skaliter commenced his first term as an external director.

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors. The members of the audit committee must satisfy certain independence standards under the Companies Law, and the chairman of the audit committee is required to be an external director. Our audit committee consists of Ms. Hadad (Chairperson), Dr. Skaliter and Mr. Paneth.

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

Compensation Committee

Under the Israeli Companies Law, the board of directors of a public company is required to establish a compensation committee. The compensation committee needs to have at least three directors who satisfy certain independence qualifications, and the chairman of the compensation committee is required to be an outside director. Under the Israeli Companies Law, the role of the compensation committee is to recommend to the board of directors, a policy governing the compensation of office holders based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders prior to the approval thereof by the board of directors. Our compensation committee consists of Ms. Hadad (Chairperson), Dr. Skaliter and Mr. Paneth.

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

D. Employees

We have four employees as of the date of this filing, and had two employees as of December 31, 2015 and one employee as of each of December 31, 2014 and 2013.

E. Share Ownership

As of April 22, 2015, Mr. Eric Paneth beneficially owned 1,156,602 ordinary shares, or approximately 11.7% of our outstanding ordinary shares, Mr. Izhak Tamir beneficially owned 1,061,701 ordinary shares, or approximately 10.7% of our outstanding ordinary shares, and Mr. Aviv Boim beneficially owned 2,153,622ordinary shares, or approximately 20.2% of our outstanding ordinary shares. None of our other directors beneficially owns 1% or more of our outstanding ordinary shares.

Share Incentive Plans

We have a share incentive plan that was initially adopted in 2003 pursuant to which options, shares, restricted shares or restricted share units may be granted to our directors, officers, employees, consultants and contractors.  Restricted shares are grants of our ordinary shares that are subject to certain re-sale restrictions for a specified period of time, and RSUs are rights to receive our ordinary shares under certain conditions, for no consideration. The share incentive plan is administered by our board of directors, which determines the grantees, dates of grant and the terms of the awards.  Unless otherwise decided by our board of directors, awards granted under the share incentive plan are non-assignable except by the laws of descent. Under the share incentive plan, the grantee is responsible for all personal tax consequences of the award.  The plan allows us to grant awards to qualified persons pursuant to the “capital gains route” under Section 102 of the Israeli Income Tax Ordinance.  The term of the plan expires on December 31, 2023.

As of March 31, 2015, there were outstanding options to purchase a total of 2,357,334 ordinary shares, all of which were held by our office holders, including options to purchase 2,290,667 ordinary shares held by our Chief Executive Officer.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2015 (unless otherwise specified), by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)
Aviv Boim(2)	2,153,622	20.2%
Steven N. Bronson(3)	1,500,094	15.2%
Eric Paneth	1,156,602	11.7%
Izhak Tamir	1,061,701	10.7%
_______________
(1)	Based on 9,878,861 ordinary shares outstanding on March 31, 2015.
(2)	Includes 778,335 shares issuable upon the exercise of options that are vested as of March 31, 2015 or 60 days thereafter.
(3)
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

As of March 31, 2014, Mr. Aviv Boim beneficially owned 885,287 ordinary shares, constituting 9.9% of our outstanding shares. The increase reflected above is a result of an option grant in March 2015 and a private placement in December 2015, which are described elsewhere in this Annual Report.

As of April 13, 2016, there were 34 holders of record of our ordinary shares in the United States who collectively held approximately 60% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

In a private placement that was closed on December 31, 2015, Mr. Aviv Boim, our Chief Executive Officer, purchased 490,000 ordinary shares for an aggregate purchase price of approximately $300,000.  Another investor in the private placement invested on the same terms. Pursuant to the share purchase agreement, upon request and subject to certain conditions, we undertook to register the investors' shares with the Securities and Exchange Commission in connection with a registration initiated by us or by a third party.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A. Consolidated Statements and other Financial Information

See financial statements under Item 18.

Legal Proceedings

We are currently not a party to any legal proceedings.

B. Significant Changes

No significant change has occurred since December 31, 2015, except as otherwise disclosed in this Annual Report.

ITEM 9.	The Offer and Listing

A. Offer and Listing Details

Our ordinary shares are currently quoted on the OTCQX, a marketplace of the OTC Markets Group, under the symbol TIKRF.  The OTCQX typically has lower liquidity than the Nasdaq Stock Market. The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the OTC Bulletin Board, the Pink Sheets, the OTCQB or the OTCQX, as applicable.

Calendar Year	Price Per Share
	High	Low

2011	0.78	0.44
2012	0.55	0.42
2013	0.75	0.45
2014	0.74	0.47
2015

Calendar Quarter

2014
First Quarter	0.61	0.51
Second Quarter	0.61	0.48
Third Quarter	0.55	0.50
Fourth Quarter	0.50	0.46

2015
First Quarter	0.73	0.47
Second Quarter	0.73	0.50
Third Quarter	0.74	0.51
Fourth Quarter	0.67	0.47

2016
First Quarter	0.54	0.37

Monthly
October 2015	0.67	0.59
November 2015	0.62	0.58
December 2015	0.62	0.47
January 2016	0.54	0.41
February 2016	0.45	0.40
March 2016	0.40	0.37
April 2016 (through April 20, 2015)	0.50	0.37

B.           Plan of Distribution

Not applicable.

C.           Markets

Our ordinary shares are quoted on the OTCQX under the symbol TIKRF.

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

Our articles of association provide that our board of directors may, at any time in its sole discretion, adopt protective measures to prevent or delay a coercive takeover of Tikcro, including, without limitation, the adoption of a shareholder rights plan. On April 30, 2015,our board of directors amended and restated our shareholder bonus rights plan.

The rights plan is intended to help ensure that all of our shareholders are able to realize the long-term value of their investment in Tikcro in the event of a potential takeover which does not reflect the full value of Tikcro and is otherwise not in the best interests of Tikcro and its shareholders. The rights plan is also intended to deter unfair or coercive takeover tactics.

Each right initially will entitle shareholders to buy one-half of one of our ordinary shares for $7.50. The rights generally will only be exercisable and transferable apart from our ordinary shares ten business days after a person or group becomes an “acquiring person” by acquiring beneficial ownership of 15% or more of our ordinary shares, subject to certain exceptions set forth in the rights plan, or commencing a tender or exchange offer upon consummation of which such person or group would become an “acquiring person,” or on such later date as may be determined by our audit committee and board of directors. Subject to certain conditions described in the rights plan, once the rights become exercisable, the holders of rights, other than the acquiring person, will be entitled to purchase ordinary shares at a discount from the market price. In addition, at any time after a person becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding ordinary shares, we may exchange the rights (other than rights owned by the acquiring person), in whole or in part, at an exchange ratio of one ordinary share per right (subject to adjustment).

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

On December 31, 2015, Mr. Aviv Boim's holdings crossed the 15% beneficial ownership threshold due to Mr. Boim’s participation as an investor in a private placement of our shares. Our board of directors waived the implementation of the bonus rights in connection with this transaction.

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

C.           Material Contracts

On April 30, 2015, we entered into an amended and restated bonus rights agreement, with a trustee on behalf of our shareholders, which is summarized above under Item 10.B “—Mergers and Acquisitions under Israeli Law; Anti-Takeover Provisions” and is incorporated by reference as an exhibit to this Annual Report.

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

Treatment of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Status,” for U.S. federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations -- Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. A noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 20% and also may be subject to the additional tax on “net investment income” described above in “Sale, Exchange or Other Taxable Disposition of Ordinary Shares.”For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 20% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.”

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

Based on the composition of our gross income, the composition and value of our gross assets and the amount of our liabilities during each year since 2003, we believe that we are likely to be treated as having been a PFIC in each such year, including 2015.  There also can be no assurance that we will not be deemed a PFIC in 2016 or any other future tax year.

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market ”  election (both as described below):

•
The U.S. Holder would be required to (a) report as ordinary income any so-called “excess distributions” allocated to the current tax year, (b) pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate applicable to ordinary income in effect for such prior year, and (c) pay an interest charge on the resulting tax at the rate applicable to deficiencies of U.S. federal income tax. “Excess distributions” with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder’s holding period of our ordinary shares before the then-current tax year.  Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 25% for the 2013 tax year, 26.5% for the 2014 and 2015 tax years and 25% commencing January 1, 2016. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.  At December 31, 2015, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk Management

As of December 31, 2015, we had $8.56 million of cash and short-term investments, primarily all of which was linked to the U.S. dollar.

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

Our management conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2015 and concluded that our internal control over financial reporting was effective as of December 31, 2015.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2015 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                       Audit Committee Financial Expert

Our board of directors has determined that we require one director with “financial and accounting expertise”, as defined under the Companies Law, and that Izhak Tamir has such expertise.  Mr. Tamir qualifies as an “independent director” under the Nasdaq Listing Rules.  Mr. Tamir  does not satisfy all the qualifications of an “audit committee financial expert”, as defined in Item 16A of Form 20-F, but we believe that his qualifications are sufficient for the scope and complexity of our operations.

ITEM 16B.                       Code of Ethics

Our board of directors has adopted a Code of Ethics.  We will provide a copy of our Code of Ethics free of charge to any person who requests one. Such requests may be sent to Ms. Liat Hadad, the Chairperson of our Audit Committee.

ITEM 16C.                       Principal Accountant Fees and Services

For 2014 and 2015, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2014	2015
Audit Fees	$29,500	$29,500
Tax Fees	5,500	5,500
All Other Fees	-	-
Total	$35,000	$35,000

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

Our financial statements are attached hereto, commencing on page F-1  of this Annual Report..

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
Aviv Boim
Chief Executive Officer

Date:  April 21, 2016

Exhibit Index

Exhibit No.	Exhibit
1.1	Memorandum of Association, as amended (a)
1.2	Amended and Restated Articles of Association (a)
1.3	Amended and Restated Bonus Rights Agreement, dated as of April 30, 2015, between Tikcro Technologies Ltd. and American Stock Transfer & Trust Company, as Rights Agent (b)
4.1	Compensation Policy for Office Holders (c)
4.2	Tikcro 2003 Stock Option Plan, as amended (d)
4.3	Form of Share Purchase Agreement, dated as of December 23, 2015 (e)
8.1	List of Subsidiaries (d)
12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act (e)
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act (e)
14.1	Consent of Independent Registered Public Accounting Firm (e)
101.1	Interactive Data Files in XBRL format of the materials set forth in Exhibit 15.1 (f)
_______________________

(a)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on April 30, 2013.

(b)	Incorporated by reference to Tikcro’s Report on Form 8-A/A filed with the Securities and Exchange Commission on April 30, 2015.

(c)	Incorporated by reference to Tikcro’s Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2013.

(d)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission on April 30, 2015.

(e)	Included herewith.

(f)
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

TIKCRO TECHNOLOGIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TIKCRO TECHNOLOGIES LTD.

We have audited the accompanying balance sheets of Tikcro Technologies Ltd. ("the Company") as of December 31, 2014 and 2015, and the related statements of income, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2014 and 2015, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 21, 2016	A Member of Ernst & Young Global

TIKCRO TECHNOLOGIES LTD.

BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2014	2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,722	$8,560
Investment in BioCancell (Note 4)	85	50
Other current assets	25	123

Total current assets	8,832	8,733

Property and equipment, net	88	67

Total assets	$8,920	$8,800

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES (Note 10a)	$184	$226

Total current liabilities	184	226

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY (Note 7):
Share capital -
Ordinary shares no par value - Authorized: 16,666,667 shares at December 31, 2014 and 2015; Issued: 10,345,912 and 11,325,912 at December 31, 2014 and 2015 respectively; Outstanding: 8,898,861 and 9,878,861 at December 31, 2014 and 2015 respectively.	-	-
Additional paid-in capital	146,721	147,444
Treasury shares, at cost, 1,447,051 Ordinary shares at December 31, 2014 and 2015	(1,065)	(1,065)
Accumulated deficit	(136,920)	(137,805)

Total shareholders' equity	8,736	8,574

Total liabilities and shareholders' equity	$8,920	$8,800

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share and per share data

	Year ended December 31,
	2013	2014	2015

Operating costs and expenses:

Research and development	$(29)	$(89)	$(247)
General and administrative expenses	(542)	(348)	(609)

Operating loss	(571)	(437)	(856)
Financial incomes (expenses), net (Note 10b)	579	(240)	(29)

Income (loss) before taxes	8	(677)	(885)

Net income (loss)	$8	$(677)	$(885)

Net loss per share:

Basic and diluted net loss per share	$0.00	$(0.08)	$(0.10)

Total comprehensive income (loss)	$8	$(677)	$(885)
Weighted average number of shares used in computing basic and diluted loss per share	8,747,776	8,832,385	8,839,965

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Outstanding		Additional	Accumulated other			Total
	Ordinary shares		paid-in	comprehensive	Treasury	Accumulated	shareholders'
	Number	Amount	capital	income	shares	deficit	Equity

Balance at January 1, 2013	8,898,861	-	146,653	-	(1,065)	(136,251)	9,337

Stock based compensation	-	-	58	-	-	-	58
Net income	-	-	-	-	-	8	8

Balance at December 31, 2013	8,898,861	-	146,711	-	(1,065)	(136,243)	9,403

Stock based compensation	-		10	-	-		10
Net loss	-			-	-	(677)	(677)
Balance at December 31, 2014	8,898,861	-	$146,721	-	$(1,065)	$(136,920)

Issuance of share capital	980,000	-	603	-	-	-	603
Stock based compensation	-	-	120	-	-	-	120
Net loss	-	-	-	-	-	(885)	(885)

Balance at December 31, 2015	9,878,861	--	$147,444	-	$(1,065)	$(137,805)	$8,574

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash flows from operating activities:

Net income (loss)	$8	$(677)	$(885)
Adjustments required to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property and equipment	-	10	46
Stock based compensation	58	10	120
Decrease (increase) in other current assets	17	(11)	(98)
Increase (decrease) in current liabilities	(43)	56	42
Decrease (increase) in fair value of investment in BioCancell and gain/loss on sale of BioCancell securities	(574)	245	35

Net cash used in operating activities	(534)	(367)	(740)

Cash flows from investing activities:

Proceeds from sale of BioCancell securities	420	67	-
Purchase of property and equipment	-	(98)	(25)

Net cash provided by (used for) investing activities	420	(31)	(25)

Cash flows from finance activities:
Issuance of share capital	-	-	603
	-	-	603
Net cash provided by finance activities
Decrease in cash and cash equivalents	(114)	(398)	(162)
Cash and cash equivalents at the beginning of the year	9,234	9,120	8,722

Cash and cash equivalents at the end of the year	$9,120	$8,722	$8,560

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Tikcro Technologies Ltd. ("the Company" or "Tikcro") was incorporated in 1999, under the laws of Israel.

The Company's business activity is to support early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. The Company is currently engaged with the development of certain antibodies, currently in selection and pre-clinical trials with a focus on antibodies blocking immune modulators for cancer treatment.

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

On an ongoing basis, the Company's management evaluates estimates, including those related to fair values of investment in BioCancell Therapeutics, Inc. ("BioCancell"), of which the significant majority was liquidated, see Note 4, fixed assets and fair values of stock-based awards. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

The Company adopted ASC No. 825, "Financial Instruments" as of the date of the investment in BioCancell and elected to apply the fair value option to its investment. The primary reasons for electing the fair value option were simplification and cost-benefit considerations, as well as expansion of the use of fair value measurement being consistent with the FASB's measurement objectives for accounting for financial instruments. The losses and gains due to changes in fair value for items measured at fair value pursuant to election of the fair value option are included in financial income (expenses), net. Refer also Note 4.

f.
Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated according to the estimated useful lives of the assets. The Company's Property and equipment includes laboratory equipment. The estimated useful life of the assets is 3 years of which the first year has increased benefit.

g.	Research and development expenses:

Research and development expenses include funding for early-stage biotechnology projects mainly performed by research facilities, and are charged to the statement of operations, as incurred.

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

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. In 2015 the Company granted options, see note 7. No options were granted in 2013 and 2014. The Company grants restricted shares and values them based on the market value of the underlying shares at the date of grant.

The weighted-average estimated fair value of employee stock options granted during the year ended December 31, 2015 was $0.256 per option, using the Binomial option pricing formula. Fair values were estimated using the following assumptions (annualized percentages):

Year Ended December 31,
2015
Dividend yield	0%
Expected volatility	53.1%
Risk-free interest	1.6%
Expected life	5.83 years
Early exercise multiple	4.0%

The volatility was measured according to the average volatility of similar companies stock since the Company's stock is traded in low frequency. The risk free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life of the Company's options. The dividend yield assumption is based on the Company's historical experience and expectation of no future dividend payouts and may be subject to substantial change in the future. The early exercise multiple is based on common empirical evidence for similar grants' terms.

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

The total number of shares excluded from the calculation of the diluted net earnings (loss) per share, because they had anti-dilutive effect, for the years ended December 31, 2013, 2014 and 2015, were 86,246, 66,667 and 2,357,334, respectively.

l.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents.

Cash and cash equivalents are invested in major banks in Israel and the U.S., mainly in U.S. dollars. The significant majority of the Company's cash and cash equivalents are invested in one bank in the United States. Such funds in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the institutions in which the Company invests and the financial institutions that hold the Company's investments are of investment-grade level, and, accordingly, commercially acceptable credit risk exists with respect to these investments.

In addition, with respect to the Company's investment in Biocancell, refer to Note 4.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

m.	Treasury shares:

The Company has not repurchased Ordinary shares in 2013, 2014 and 2015. Regarding historical periods, it repurchased Ordinary shares on the open market which are held as treasury shares. The Company presents the cost of repurchased treasury shares as a reduction in shareholders' equity.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Recent Accounting Pronouncements:

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern ("ASU 2014-15"). ASU 2014-15 requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued. If such conditions or events exist, an entity should disclose that there is substantial doubt about the entity’s ability to continue as a going concern for a period of one year after the date that the financial statements are issued. Disclosure should include the principal conditions or events that raise substantial doubt, management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations, and management’s plans that are intended to mitigate those conditions or events. ASU 2014-15 will be effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-15 on its financial statements.

NOTE 3:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820 and ASC No. 825, the Company measures its investment, (see also Note 4) at fair value.

The Company's financial assets measured at fair value on a recurring basis consisted of the following types of instruments:

	As of December 31, 2015
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Investment in BioCancell	$50	$-	$-	$50

	As of December 31, 2015
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Investment in BioCancell	$85	$-	$-	$85

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	INVESTMENT IN BIOCANCELL

	December 31,
	2014	2015

Investment in BioCancell	$85	$50

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

The initial investment included a purchase of 83,752 shares of Common stock of BioCancell at a price per share in NIS equal to $ 5.97 ($ 500 in total), a convertible note due in July 2012 in the principal amount of $2,000, bearing interest at 10% per year and convertible into up to 346,439 shares of common stock with a conversion price per share in NIS equal to $7.16, and a five-year warrant expiring June 2013 to purchase from BioCancell up to 430,191 shares of Common stock at a price per share in NIS equal to $ 7.160 (following a private placement in 2012, the exercise price was adjusted, as further noted below.

In June 2013 the Company exercised the warrants pursuant to the cashless exercise feature of the warrants and received a total of 240,924 ordinary shares.

In July 2012, Tikcro's convertible note to BioCancell in the principal amount of $ 2,000 was repaid in full, including accrued interest, in the total amount of $ 2,480.

Up to December 31, 2012 the Company received 19,182 shares of Common stock of BioCancell  for consulting services provided by the Company to BioCancell, in the value of $ 29.

In addition, Tikcro was entitled to a "full ratchet" anti-dilution protection in cases Biocancell issues additional securities, under terms stipulated in the agreement. Following a private placement that BioCancell effected in January 2012, the full-ratchet anti-dilution adjustment provision was triggered, and as a result additional 102,598 shares of Common stock were issued to the Company for no additional consideration.

In July 2012, following another financing round of Biocancell, the full-ratchet anti-dilution adjustment provision was triggered again, and as a result an additional 29,972 shares of common stock were due to the Company for no additional consideration. The additional shares were issued in 2013, due pending certain Israeli regulatory approvals.

In November 2012, BioCancell held a financing round at a share price of NIS 0.42. BioCancell declined to affect the full-ratchet anti-dilution adjustment provision. The disagreement was resolved through an arbitration process in 2013 and additional 324,287 shares of common stock were due to the Company, though this issuance was not concluded since Biocancell claims that it is subject to a payment of an exercise price equal to $83, which is in dispute.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	INVESTMENT IN BIOCANCELL (Cont.)

The Company did not pay for any additional amounts and none of those shares were issued to the Company.

All the above per share data is presented, where applicable, after giving retroactive effect to a reverse stock split made in June 2013 in BioCancell shares in a ratio of 1 to 10 shares.

During 2013 and 2014, the Company sold 152,068 and 74,957 shares of Common stock of BioCancell for consideration of $ 420 and $67, respectively.

As a result of applying ASC No. 825, the Company has recorded the change in fair value of the investment as financial income in the amount of $ 574 for the year ended December 31, 2013, financial expense in the amount of $ 245 for the year ended December 31, 2014 and financial expense in the amount of $ 35 for the year ended December 31, 2015.

The Company undertook to pay a fee of 4% of the net realized profits from securities held in portfolio companies.

NOTE 5:-       PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2015

Cost:
Laboratory equipment	$98	$123

Accumulated depreciation:
Laboratory equipment	$10	$56

Depreciated cost	$88	$67

Depreciation expenses for the years ended December 31, 2014 and 2015 were $10 and $46 respectively.

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Directors and officers indemnification agreements:

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

b.	Litigation: The Company is currently not party to any legal proceedings.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Research and development agreements:

The Company, as part of its business activities to support early stage development projects in the biotechnology area, signed in December 2014 an agreement with a Technology Transfer Office of an Israeli academic center ("TTO") for the development by the academic center of new antibodies originating from specified research at the academic center addressing identified targets of cancer immune modulators. Under the agreement, the Company undertook a funding obligation of further research at the academic center for the development of certain antibodies in pre-clinical selection and trials which may have high selectivity and binding qualities towards cancer immune modulators. Significantly additional development and clinical trials will be required to promote selected antibodies as therapeutic candidates for immune modulation in cancer treatment. Pursuant to the agreement, the Company alone or through sub-licensees, has the right to obtain the research results and to pursue further development through commercialization. The license consideration due from the Company to the TTO includes royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones. In the end of 2015 the Company extended the agreement with the TTO for additional years to cover and to address additional targets for cancer immune modulators. The Company undertook to pursue an additional funding of research to be performed by the academic center. Under the agreement, the Company is obliged for funding of $150 in 2016.

The Company uses third party services in its research and development activities. The consideration due from the Company for such services includes future considerations which are linked to clinical and commercial milestones of drug-candidates derived from such services.

d.	Lease agreements

The Company entered into a lease agreement in the end of 2015, effective January 1, 2016.  Under the agreement the Company rented offices and lab at the Kiryat Weizmann Science Park in Ness Ziona, Israel. Under the agreement the Company is obliged to pay lease amounts of $215 per year for a period of 2 years. The Company sub leased a substantial portion of its rented area for a period corresponding to its main contractual obligations.

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

2.
No options were granted or exercised during 2013 through 2014. In 2015 2,290,667 options were granted. In 2013, 66,667 options were forfeited. As of December 31, 2015, an aggregate of 1,891,356 Ordinary shares of the Company were reserved for issuance under the plan.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-       SHAREHOLDERS' EQUITY (Cont.)

3.
Options granted generally become fully exercisable after two to four years and expire no later than 10 years from the approval date of the option plan under terms of grant. Any option forfeited or cancelled before expiration become available for future grants.

 The following is a summary of the Company's stock options transactions in 2015:

	Amount	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value *)

Options outstanding at beginning of year	66,667	$0.97	1.6	$-
Granted	2,290,667	$1.01	8.5	$-
Forfeited	-	-	-	-

Options outstanding at end of year	2,357,334	$1.01	8.3	-

Vested and expected to vest at end of year	2,273,934	$1.01	8.3	$-

Options exercisable at end of year	689,334	$1.01	7.2	$-

*)	All options were out of the money as of December 31, 2015 and 2014 and their intrinsic value was considered as zero.

The total stock-based compensation expenses recognized in General and administrative expenses for the year ended December 2015 are $120.

4.	The following table summarizes information relating to restricted shares, as well as changes to such awards during 2013, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015

Outstanding at beginning of year	131,459	19,579	-
Granted	-	-	-
Vested	(111,880)	(19,579)	-

Outstanding as of December 31,	19,579	-	-

Restricted shares are subject to a repurchase right by the Company on certain occasions. Under the repurchase right, as long as such shares are restricted, the Company may reacquire a pro-rata portion of the granted shares, for no consideration, if certain conditions occur including the employees' end of service with the Company.

As of December 31, 2015, there was no unrecognized compensation cost related to share-based compensation arrangement granted under the plan.

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

Each right will entitle shareholders to buy one-half of one of the Company's Ordinary shares . The Rights generally will be exercisable and transferable apart from the Company's Ordinary shares only if a person or group becomes an "Acquiring Person" by acquiring beneficial ownership of 15% or more of the Company's Ordinary shares, subject to certain exceptions set forth in the Rights Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Subject to certain conditions described in the Rights Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled to purchase Ordinary shares at a 50% discount from the market price.

On April, 2015, the board of directors extended the term of the Rights Plan through December 31, 2025. It also allowed for the Company to unilaterally exchange the rights for shares at a ratio of 1:1 and to make such other adjustments as may be deemed advisable by counsel. .  The Rights are generally redeemable by the Company's Board of Directors, at $ 0.003 per Right, at any time until the tenth business day following public disclosure that a person or group has become an "Acquiring Person".

d.	Share issuance:

On December 31, 2015, the Company completed a private placement of 980,000 ordinary shares at a price of $ 0.615 per share, for total proceeds of $ 603. See also note 9.

NOTE 8:-	TAXES ON INCOME

a.	Tax rates:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2015 – 26.5%, 2014 - 26.5%, 2013 - 25%.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	TAXES ON INCOME (Cont.)

b.	Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2014	2015
Deferred tax assets:
Net operating loss and capital loss carry forward	$40,520	$36,109
Valuation allowance	(40,520)	(36,109)

Net deferred tax asset	-	-

Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax assets regarding the loss carry-forward will not be realized in the foreseeable future.

c.	Net operating losses carry-forward:

The Company has accumulated operating losses for tax purposes as of December 31, 2015 in the amount of approximately $28,600 (denominated in NIS), which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of approximately $115,836 (denominated in NIS), which may be carried forward and offset against capital gains.

d.	The main reconciling item from the statutory tax rate of the Company to the effective tax rate are valuation allowances provided for deferred tax assets.

e.	Tax reports filed by the Company in Israel through the year ended December 31, 2010 are considered final.

f.	As of December 31, 2013, 2014 and 2015, the Company did not have any unrecognized tax benefits or uncertain tax positions.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	RELATED PARTY TRANSACTIONS

A private placement for a total of 980,000 ordinary shares  was completed on December 31, 2015. Our Company's Chief Executive Officer participated in this placement and purchased 490,000 ordinary shares for an aggregate purchase price of $ 301. See also note 7d.

NOTE 10:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Current liabilities:

	December 31,
	2014	2015

Director fees	$11	$25
Trade payables	29	41
Accrued expenses and other	144	160

	$184	$226

b.	Financial expenses, net

	Year ended December 31,
	2013	2014	2015

Financial expenses:
Loss from change in fair value of investment in BioCancell and sale of BioCancell shares	$-	$(245)	$(36)
Other	-	(7)	(2)

	-	$(252)	$(38)
Financial income:
Income from change in fair value of investment in BioCancell and sale of BioCancell shares	574	-	-
Other	5	12	9

	579	12	9

	$579	$(240)	$(29)