Form 20-F
period 2016-12-31
TIKCRO TECHNOLOGIES LTD
filed 2017-04-25
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

N/A

(Translation of Registrant's name into English)

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of "large accelerated filer,"  "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Non-accelerated filer ☒	Accelerated filer ☐ Emerging growth company ☐

 Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒         IFRS as issued by the IASB ☐         Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

TABLE OF CONTENTS

PART I		4
ITEM 1.	Identify of Directors, Senior Management and Advisors	4
ITEM 2.	Offer Statistics and Expected Timetable	4
ITEM 3.	Key Information	4
A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	7
C.	Reasons for the Offer and Use of Proceeds	7
D.	Risk Factors	7
ITEM 4.	Information on the Company	20
A.	History and Development of the Company	20
B.	Business Overview	20
C.	Organizational Structure	28
D.	Property, Plants and Equipment	28
ITEM 4A.	Unresolved Staff Comments	28
ITEM 5.	Operating and Financial Review and Prospects	28
A.	Operating Results	28
B.	Liquidity and Capital Resources	32
C.	Research and Development, Patents and Licenses	33
D.	Trend Information	33
E.	Off-balance Sheet Arrangements	33
F.	Tabular Disclosure of Contractual Obligations	33
ITEM 6.	Directors, Senior Management and Employees	34
A.	Directors and Senior Management	34
B.	Compensation	35
C.	Broad Practices	37
D.	Employees	42
E.	Share Ownership	42

ITEM 7.	Major Shareholders and Related Party Transactions	43
A.	Major Shareholders	43
B.	Related Party Transactions	44
C.	Interests of Experts and Counsel	44
ITEM 8.	Financial Information	45
A.	Consolidated Statements and other Financial Information	45
B.	Significant Changes	45
ITEM 9.	The Offer and Listing	45
A.	Offer and Listing Details	45
B.	Plan of Distribution	47
C.	Markets	47
D.	Selling Shareholders	47
E.	Dilution	47
F.	Expenses of the Issue	47
ITEM 10.	Additional information	47
A.	Share Capital	47
B.	Memorandum and Articles of Association	47
C.	Material Contracts	53
D.	Exchange Controls	54
E.	Taxation	54
F.	Dividends and Paying Agents	64
G.	Statement by Experts	64
H.	Documents On Display	64
I.	Subsidiary Information	64
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	64
ITEM 12.	Description of Securities other than Equity Securities	65

PART I

Unless the context otherwise requires, "Tikcro," "us," "we" and "our" refer to Tikcro Technologies Ltd., an Israeli company. References to "U.S. dollars," and "$" are to the lawful currency of the United States of America, and references to "NIS" are to new Israeli shekels. As of December 31, 2016, the exchange rate published by the Bank of Israel was NIS 3.845 per $1.00.

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

A. Selected Financial Data

We have derived the following selected financial data, with respect to the five years from 2012 through 2016, from the audited financial statements of Tikcro, which have been prepared in accordance with U.S generally accepted accounting principles.

The selected financial data set forth below as of December 31, 2015 and 2016 and for each of the years ended December 31, 2014, 2015 and 2016 are derived from our audited financial statements which are incorporated by reference into this Annual Report.

The selected financial data as of December 31, 2012, 2013 and 2014 and for the years ended December 31, 2012 and 2013 are derived from our audited financial statements which are not included in this Annual Report.

You should read the selected financial data together with Item 5 "Operating and Financial Review and Prospects" and our financial statements included elsewhere or incorporated by reference in this Annual Report.

In 2014, we initiated a biotechnology project in the area of cancer immune treatment with the aim to develop new antibodies with enhanced clinical qualities for the treatment of cancer through the re-modulation of certain identified immune pathways. For that purpose, we entered into a research and license agreement with Yeda Research and Development Company Ltd. ("Yeda"), the technology transfer arm of the Weizmann Institute of Science (the "Weizmann Institute") in Israel. The agreement is for the development of new antibodies originating from specified research at the Weizmann Institute addressing identified targets of the immune system for cancer treatment. Under the agreement, Tikcro will provide funding for research at the Weizmann Institute to develop certain antibodies selected and verified in pre-clinical trials. In 2015, we extended the terms of the agreement for a multi-year engagement. The antibodies are derived in an innovative process that is aimed to result with high selectivity and blocking  qualities towards certain cancer immune modulators, thus to have clinically functional qualities. This project is the only project that we are currently promoting. Please see Item 4.B “Business Overview” for more information.

	Years Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except share and per share data)
Statement of Operations Data:

Research and development	$40	$29	$89	$247	$601
General and administrative expenses	401	542	348	609	676
Consulting services	(41)	-	-	-	-

Operating loss	$(400)	$(571)	$(437)	$(856)	$(1,277)
Financial income (expenses), net	(158)	579	(240)	(29)	(3)
Income (loss) before taxes	(558)	8	(677)	(885)	(1,280)
Tax expenses	34	-	-	-	-
Net income (loss)	$(592)	$8	$(677)	$(885)	$(1,280)
Basic net earnings (loss) per share	$(0.07)	$(0.00)	$(0.08)	$(0.10)	$(0.13)
Diluted net earnings (loss) per share	$(0.07)	$(0.00)	$(0.08)	$(0.10)	$(0.13)
Number of shares used in computing basic net earnings (loss) per share	8,649,048	8,747,776	8,832,385	8,839,965	9,878,861
Number of shares used in computing diluted net earnings (loss) per share	8,649,048	8,747,776	8,832,385	8,839,965	9,878,861

	December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents, marketable securities and deposits	$9,234	$9,120	$8,722	$8,560	$7,426
Restricted cash	-	-	-	-	81
Investment in BioCancell - Short-term*	243	397	85	50	50
Working capital	9,337	9,403	8,648	8,507	7,359
Total assets	9,508	9,531	8,920	8,800	7,732
Shareholders' equity	9,337	9,403	8,736	8,574	7,495
__________________

* See Item 4 "Information on the Company" for more information on our investment in BioCancell.

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

Risks relating to our business and industry

We currently conduct limited business activities pursuing early stage antibody development in the biotechnology field, which may not be successful.

Our activities are limited to the promotion of early stage biotechnology projects. Since December 2014, we have focused on the funding of a project addressing new antibodies generated by an innovative approach. Resulting antibodies are expected to have high selectivity, binding and blocking qualities towards certain cancer immune modulators. Our aim is to develop highly selective antibodies compared with antibodies resulting from currently known generation and screening methodologies. Due to the early stage status of this project, we may not be successful in achieving our research goals.

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

Our antibody program is the only program that we are currently promoting. It is in pre-clinical discovery and in-vitro trial development. We evaluate lead antibody candidates for the targeting of cancer immune modulators. Pre-clinical development is highly speculative and carries a high risk of failure. While we generated a short list of candidates which show selectivity and blocking qualities in early in-vitro assays, there is no assurance that we will be successful in this aim. Also, such positive pre-clinical results may not necessarily be predictive of further in-vitro studies and future in-vivo animal studies and of the results of future clinical trials in humans. We can provide no assurances that pre-clinical toxicology and/or pre-clinical activity of our product candidates will support moving any of these product candidates into clinical development. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced in-vivo animal trials and/or in clinical trials after achieving positive results in pre-clinical development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings that prolonged the screening and selection process, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials nonetheless failed to obtain regulatory approval. Specifically, in-vivo animal trial models used to verify immunological agents pose high complexity since human immune systems vary considerably from small animal immune systems. Therefore, results from trials with small animals and non-human primates may be a weak predictor for clinical results with humans. If we fail to produce positive results in in-vitro, in-vivo animal trials and in clinical trials of lead-candidate antibodies, our business and financial prospects would be materially adversely affected.

Our approach to the discovery and development of antibody candidates is unproven, and we do not know whether we will be able to develop any products of commercial value.

Our antibody candidates are derived from emerging technologies and, consequently, there are significant risks that such technologies may ultimately fail to identify commercially viable drugs to treat human patients with cancer or other diseases.

New data from our research and development activities could modify our strategy and result in the need to adjust our projections of timelines and costs.

Because we are focused on novel technologies to develop antibody candidates for cancer immune modulators, our research and development activities involve the ongoing discovery and generation of new data, based on which we determine next steps for a relevant program. We monitor the likelihood of success of our initiatives and we may need to discontinue funding of such activities if they do not prove to be commercially feasible. Moreover, these product candidates may be inferior to existing products, or may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit commercial use.

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

Our in-development antibody product candidates, if promoted to clinical trials, will face a variety of risks and uncertainties, including the following:

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

A number of antibodies that address cancer immune modulators have obtained FDA approvals and are offered on the market, including the following:

•	Bristol-Myers Squibb's ipilimumab, an anti-cytotoxic T-lymphocyte-associated protein 4 (CTLA-4) antibody, was FDA approved in 2011 for the treatment of melanoma, a type of skin cancer;

•
Merck's pembrolizumab, an anti programmed cell death protein 1 (PD-1) antibody, was FDA approved in 2014 in an accelerated approval process for the treatment of melanoma for use following treatment with ipilimumab; and

•	Bristol-Myers Squibb's nivolumab, an anti PD-1 antibody, was FDA approved in 2014 for the treatment of unresectable or metastatic melanoma patients who no longer respond to other drugs.

To date, the FDA approval for pembrolizumab and for nivolumab were expanded to treat several additional clinical indications, resulting in a significant increase of patients using these antibodies. Additional clinical indications for these antibodies are in trials.

In addition, in 2016 and 2017, following successful limited clinical trials, two anti-programmed cell death protein ligand 1 (PD-L1) antibodies were FDA approved for the treatment of cancer indications that were not previously approved for PD-1 antibodies:

•	Roche Genentech's atezolizumab, for treatment of urothelial carcinoma (primarily bladder cancers) for a sub-group of locally advanced or metastatic condition; and

•	Pfizer's and Merck KGaA's joint program of Avelumab, for a sub-group of patients with metastatic Merkel cell carcinoma (MCC).

Additional antibodies that target cancer immune modulators which are in clinical development include, without limitation, AstraZeneca Medimmune's anti-CTLA-4, an anti-PD-1 and an anti programmed cell death 1 ligand 1 (PD-L1) antibodies, Novartis' anti PD-1 antibody, Sanofi and Regeneron's joint program's anti PD-1 antibody and Agenus anti-CTLA-4 antibody.

Recently, numerous earlier clinical trials for cancer treatment using new antibodies that target the modulation of additional immune targets have commenced. The clinical success of PD-1 and, to a lesser extent, CTLA-4 antibodies drive this effort, which is expected to increase. In addition, there are approved as well as advanced clinical trials for other agents like T-cell modulators and cancer vaccines that trigger an immune response against cancer cells.  In certain cancer indications, these agents resulted with superior clinical efficacy over antibody treatment and other agents targeting immune modulations.

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

Since the clinical effects of antibodies directed at cancer immune modulators in certain cancer indications proved to be superior compared to current treatments, the FDA has used accelerated approval protocols for such products. For example, the FDA approvals of Merck's and Bristol-Myers Squibb's PD-1 cancer immune antibodies in 2014 and 2015, as well as Roche Genentech's, Pfizer's and Merck KGaA's joint program of PD-L1 cancer immune antibodies in 2016 and 2017, were granted pursuant to an accelerated and priority review program, which provides for an expedited review of drug candidates that treat serious conditions and, once approved, would significantly improve safety or effectiveness in the treatment of a serious condition. Such approval protocols are expected to increase competition for our antibody development program, with accelerated launches of new agents for the treatment of cancer through the modulation of immune modulations and other comparable technologies.

Manufacturing products resulting from our antibody program may cause delays, increased costs, or loss of revenues.

If we are successful in identifying lead antibody candidates, our antibody program will require substantial development and investment in manufacturing. Since the project is still in preclinical stage, we have not initiated the development process required to manufacture antibody candidates under Good Manufacturing Practice (GMP). We intend to utilize consultants and advisors to assist advancing these operations. We intend to rely on contract manufacturing organizations, or CMOs, and contract research organizations, or CROs, to support our antibody programs which would cause us to incur additional costs and risks.

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

We provide funding for early-stage biotechnology projects. Currently, our antibody project is the sole project that we are promoting. Since this project is at an early stage, the risk of loss is high since most early stage projects do not ultimately succeed, as we previously experienced with our other early stage projects.  In 2016, we invested $601,000 in research and development in our antibody project with Yeda, and the expenses required to advance this project are expected to increase significantly.  There is no assurance that this project will ultimately succeed or that we will be able to recoup our investment in this project or any other project.

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

We invest the majority of our cash on hand in bank deposits and financial instruments. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment. This would harm our financial condition.  For information on the types of our investments as of December 31, 2016, see Item 11 "Quantitative and Qualitative Disclosures about Market Risk - Interest Rate Risk Management".

We are subject to costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As a foreign private issuer in Israel subject to U.S. federal securities laws, we are required to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, various SEC regulations and the Israeli Companies Law. Section 404 of the Sarbanes-Oxley Act requires management's annual review and evaluation of our internal control over financial reporting and attestation of the effectiveness of these controls by our management. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. The additional management attention and costs relating to compliance with the Sarbanes-Oxley Act and other corporate governance requirements could materially and adversely affect our financial results.

Risks relating to our presence in Israel

Our incorporation in Israel may limit our ability to attract investors, industry research coverage and business partners and to engage with industry-leading health care providers and suppliers outside Israel.

We are incorporated and headquartered in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Recent political events and continuous unrest in various countries in the Middle East and Northern Africa, including Syria, have shaken and continue to impact the stability of those countries, enabling the development of extremist groups. In addition, Iran has threatened to attack Israel and is believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us. We cannot predict the effect on us of the increase in the degree of terror attacks against Israel, political instability in the region or military action elsewhere in the Middle East.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an actual or feared increase in hostilities or due to disagreement with Israel's policies. This may also seriously harm our operating results, financial condition and the ability to expand our business.

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

U.S. residents should carefully read Item 10.E "Taxation – United States Federal Income Tax Consequences" for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares and the consequences of PFIC status.

The trading market for our ordinary shares has extremely low liquidity, which could make it difficult for our shareholders to effect transactions in our shares at desired prices and amounts.

Our ordinary shares are traded on the OTCQB. The market for shares quoted on the OTCQB is significantly less liquid than that for shares listed on national stock exchanges, such as the Nasdaq Stock Market, where we do not meet the listing criteria. This makes it more difficult for our shareholders to effect transactions with their shares at desired prices and amounts and is likely to have the quoted share price be subject to a wide range between the sell and actual buy prices, resulting with high costs to our shareholders. In addition, recently, major retail U.S. banks have implemented internal policies not to allow holdings of OTC shares, due to their low liquidity and low confidence in their market price indications. Holders of our shares are therefore restricted to holding and transferring our shares via lower-tier and virtual electronic banks. This policy may expand to other banks, which would result in even more stringent limitations on holding and trading of our shares.

The market price of our ordinary shares is subject to fluctuations.

The market value of our ordinary shares has fluctuated over time, not necessarily in connection with the performance of our business. The following factors, among others, may significantly impact the market price of our ordinary shares:

•	our company's releases regarding developments in our business;

•	industry developments, including business developments of competitors and FDA policy and drug evaluation announcements;

•	extremely low trading volume of our ordinary shares;

•	political, economic or other developments affecting Israel;

•	global economic and other external factors; and

•	quarter-to-quarter fluctuations in our financial results.

Our major shareholders may be able to control us.

Aviv Boim, our CEO, beneficially owns approximately 24.4% of our outstanding ordinary shares (including vested options), Steven N. Bronson beneficially owns approximately 15.2% of our outstanding ordinary shares, Eric Paneth, one of our directors, beneficially owns approximately 11.7% of our outstanding ordinary shares, and Izhak Tamir, our Chairman of the Board, beneficially owns approximately 10.7% of our outstanding ordinary shares. In addition, Mr. Boim holds unvested options to purchase 914,667 ordinary shares exercisable at a price of $1.01 per share, which represent approximately 7.5% of our outstanding ordinary shares on a fully diluted basis. These options are subject to partial accelerated vesting upon the termination of employment, except termination for cause, and to full accelerated vesting upon termination of employment following a change of control of our company. Currently, none of these holders is a party to a shareholders agreement. However, if these shareholders (or a combination thereof) act together, they effectively may have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. The combined equity interest of these holders may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or more of them.

Our shareholder bonus rights plan may delay, prevent or make more difficult a hostile acquisition of Tikcro, which could depress our share price.

In September 2005, we adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed to our shareholders. The term of the plan expires on December 31, 2025.  These rights generally will be exercisable and transferable apart from our ordinary shares ten business days after a person or group acquires beneficial ownership of 15% or more of our ordinary shares, or commences a tender or exchange offer upon consummation of which that person or group would hold such a beneficial interest. Once these rights become exercisable and transferable, the holders of rights, other than the person or group triggering their transferability, will be generally entitled to purchase our ordinary shares at a discount from the market price. In addition, the Board may exchange the rights (other than rights owned by the person or group triggering their transferability), in whole or in part, at an exchange ratio of one ordinary share per right (subject to adjustment). While these rights remain outstanding, they may make an acquisition of us more difficult and result in delaying or preventing a change in control of Tikcro. On November 20, 2012, Mr. Steven N. Bronson filed a Statement on Schedule 13D reflecting beneficial ownership of 1,500,094 of our ordinary shares, or 16.9% of our outstanding ordinary shares as of that date, thereby crossing the 15% ownership threshold. Currently, Mr. Bronson's shares represent 15.2% of our outstanding ordinary shares. We have deferred the "Distribution Date" under the bonus rights plan to the close of business on the 30th business day following the termination of a standstill and confidentiality agreement that we entered into with Mr. Bronson, which shall remain in effect until terminated by either party.

ITEM 4.	Information on the Company

A.  History and Development of the Company

We were incorporated on December 14, 1999 under the laws of the State of Israel. We are governed by the Israeli Companies Law, 5759-1999.  In September 2003, we changed our name from "Tioga Technologies Ltd." to "Tikcro Technologies Ltd." Our principal executive offices are located at 7 Sapir Street, 5th floor, Ness Ziona 7403630, Israel and our telephone number is (+972) 8-996-9800.

Principal Capital Expenditures

In 2014, 2015 and 2016, we had capital expenditures of $98,000, $25,000 and $129,000, respectively. Our capital expenditures were to purchase laboratory equipment for our business, and we plan to continue purchasing laboratory equipment from time to time as necessary.

B. Business Overview

General

Since 2014, we pursue an early stage biotechnology project generating new antibodies for cancer treatment addressing immune modulation. This project is based on technology from the Weizmann Institute of Science in Israel. It promotes a new approach for the generation of antibodies which are expected to have superior selectivity and blocking capabilities and, as a result, are expected to effectively modulate the immune system. This project currently focuses on the cornerstone of immune modulators which have been clinically validated since 2011 and 2014, as well as on new emerging immune pathways as follows:  1) anti-cytotoxic T-lymphocyte-associated protein 4 (CTLA-4) and its binding group of ligands, 2) anti-programmed cell death protein 1 (PD-1) and ligands PD-L1 and PD-L2, and 3) T cell immunoreceptor with Ig and ITIM domains (TIGIT) and its binding group of ligands. It is in early stage of in-vitro trials and is at a high risk to meet its development milestones. We have generated a short list of candidates of antibodies which show selectivity and blocking qualities in in-vitro assays towards one of the targets above. Further validation of this short list is on-going and expected to proceed through 2017. For the other targets, numerous cycles of animal immunization and clone selection processes are on-going, in an effort to generate a short list of candidates of antibodies to proceed to further validation. This effort is expected to continue through 2018.

We intend to increase the amounts we spend for research and development and general expenses required to promote this project through its early development milestones and, to a lesser extent, to pursue other technology projects by continuing the selection of technology projects with academic centers.

Antibody Project - Cancer Immune Treatment

General Market Description, Drivers and Growth

Following extensive research and clinical trials in this area, advances in cancer treatment emerged in 2011 and further in 2014 through 2017 as the FDA approved therapeutic monoclonal antibodies targeting certain receptors, facilitating immune responses against cancers. These antibodies, known as blocking antibodies, or neutralizing antibodies, which have a therapeutic application in stimulating the immune system against tumors by blocking interactions of the targeted protein with other binding partners.

Specifically, in 2011, and in 2014 through 2017, five new blocking antibodies were approved for treating cancer through the modulation of immune pathways. Of them, four antibodies were approved for PD-1 and PD-L1 immune modulators; PD-1 is a receptor, and PD-L1 is one of its ligands of the same immune modulator. These treatments have not only led to increased survival periods for many patients with certain forms of late stage cancer, but are leading to apparent cures in a minority of patients with advanced metastatic cancer of melanoma. However, clinical data suggests that the majority of the patient population in a number of indications has not responded to such treatments. Also, adverse toxicity side effects were observed in a relatively large portion of the patients, which required simultaneous treatment with suppressive therapeutic agents to counter the effects triggered by the immune system over healthy cells.

In 2011, the FDA approved the first antibody that targets an immune modulator CTLA-4, for the treatment of advanced melanoma cancer. In late 2014 and 2015, the FDA approved two additional antibodies targeting a different immune modulator, PD-1, to treat certain cancer indications. In 2016 and 2017, following successful limited clinical results, the FDA approved two additional antibodies targeting PD-L1, the ligand of PD-1, for the treatment of cancer indications that were not previously approved for PD-1 antibodies. Positive encouraging clinical results were first reached with the treatment of cancer patients in advanced stage of melanoma cancer and since then FDA approval was granted for the treatment of certain sub-types of lung cancer, late stage renal cell, head and neck, Hodgkin lymphoma, Merkel cell and urothelial carcinoma. These antibodies address a considerable cancer patient population, which is expected to increase as additional clinical indications are in clinical trials, for earlier lines of treatment, combination treatments and new cancer indications altogether.

Industry-wide revenues from the aggregate sale of blocking CTLA-4 and PD1 increased at a rate exceeding 100% per annum, from $1.3 billion in 2014, to $2.6 billion in 2015 and to $6.3 billion in 2016. Industry analysts estimate a further significant increase of revenues from immune modulator antibodies in the coming years as well as from other therapeutic approaches targeting immune system modulators for the treatment of cancer.

In an effort to improve the therapeutic benefit of such immune modulation agents, it is likely that more specifically designed antibodies with higher blocking qualities and selectivity will allow for a lower therapeutic dose and a reduced binding effect over other modulation pathways, thus increasing the therapeutic effect while reducing adverse side effects.

The Therapeutic Need

Immune pathways are processes that regulate immune responses within the body. The modulation of such pathways contribute to rapid activation of the immune system, on the one hand, and, on the other hand, trim down the immune response when threats are eliminated and limit the immune response to minimize damage to unimpaired tissues.

There are numerous immune pathways, with their receptors and ligands expressed on various cell types involved in immune responses. As scientific tools and industry resource allocation into this scientific area have increased, more data on each pathway, its receptors and ligands, effects on various cells of the immune system, as well as data on new cancer pathways, are being discovered. While in healthy conditions these pathways work well to control our immune responses, in certain indications, these pathways are manipulated through their respective receptors or ligands, and intensify cancer and auto-immune diseases. While cancer should be recognized by the immune system as "non-self" and trigger potential immune control and destruction, in numerous indications it "hijacks" certain immune pathways to protect itself from detection and destruction by the body's immune system, resulting with continuous proliferation of the infected cells. The opposite phenomenon occurs with auto-immune diseases, with infected cells that "hijack" certain immune pathways to recognize healthy cells by the immune system as "non-self" and subject them to attack by the immune system.

The aim of our antibody project is to identify lead candidates of antibodies for the treatment of patients with cancer through the modulation of the immune system. This approach is driven by using research tools and customization that are expected to allow the generation, design and the first production of quality human monoclonal antibodies with high selectivity and functional qualities. In comparison to antibodies that were recently FDA approved for the treatment of cancer through immune modulation, the goal is to have antibodies which result in better therapeutic outcomes, used alone or in combinations, leveraging the qualities of high specificity and functional parameters. By using such new antibodies under development, the program aims to partially disable the mechanisms that cancer cells employ to evade detection and destruction by the immune system. We have identified a short list of antibody candidates with promising binding and blocking qualities to a certain target of the immune system, which are going through further in-vitro trials. These antibody candidates will need to undergo in vitro and in vivo animal trials, and if successful, manufacturing scale-up and human clinical trials in order to apply for FDA and other regulatory approvals.

Our Strategy and Business Plan

We currently focus our efforts primarily on the identification, isolation through in-vivo immunization and pre-clinical verification of antibody drug candidates addressing immune pathways and further characterize these antibody candidates in in-vitro functional testing. We plan in-vivo validation trials on a short list of antibody candidates. We currently focus our efforts on the following immune system pathways: 1) CTLA-4 and ligands, 2) PD-1 and ligands PD-L1 and PD-L2, and 3) TIGIT and ligands. We do not have an animal facility for in-vivo trials, any clinical or commercial manufacturing or sales capabilities and plan to rely on sub-contractors and other third party entities for such capabilities. Once we identify and validate lead antibody candidates, we expect to use contract manufacturers for the manufacture of our product candidates. We intend to license to, or enter into strategic alliances with, larger companies in the biopharmaceutical field, which are equipped to manufacture, market and sell our products, if any, through their well-developed manufacturing capabilities and distribution networks.

Our strategy is to pursue the development of lead antibody candidates which:

•	allow superior selectivity, binding and blocking qualities towards cancer immune modulators;

•	target difficult to generate classes of antibodies of immune cancer pathways which are biology-validated and structurally analyzed; and

•	bind exclusively as much as possible to immune modulators without interfering with suppressive modulators or other receptors or ligands.

This strategy aims to yield best-in-class antibody agents and cancer treatments that bind and block better the targeted immune modulator and also reduce toxicity and adverse side effects, with elimination of binding to suppressive modulation receptors or ligands.

We intend to develop and commercialize antibody product candidates by continuing our existing arrangement with an academic collaborator, Yeda, the technology transfer arm of the Weizmann Institute, and by entering into new collaborations and to procure licenses to have additional building blocks that are required for an effective therapeutic agent.

To facilitate this project, in December 2014 we entered into a research and license agreement with Yeda. This agreement was expanded in 2015 for a multi-year term, and we have the right to continue the agreement for so long as we continue to fund the development of the project. The agreement is for the development of new antibodies originating from specified research at the Weizmann Institute addressing identified targets of cancer immune modulators. Under the agreement, we expect to provide funding for further research at the Weizmann Institute to develop certain antibodies selected and verified in pre-clinical trials. The antibodies may have high selectivity and binding qualities towards cancer immune modulators. Further research and development will be required to promote such antibodies as therapeutic candidates for immune modulation in oncology. We, alone or through sub-licensees, will have the right to obtain the research results and to pursue development through commercialization. The license consideration due from us to Yeda includes royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones. We expect to use contract manufacturers for certain pre-clinical selection processes and scale-up manufacturing of antibody candidates we develop. We currently do not have any clinical or commercial manufacturing or sales capabilities nor intend to have it until we conclude pre-clinical trials of selected antibody candidates.

We intend to assess the development, commercialization and/or partnering strategies with respect to our lead antibody candidates periodically based on several factors, including pre-clinical trial results, competitive positioning and funding requirements and resources. Our lead product candidates which were generated so far show promising binding and blocking qualities to a certain immune modulator target. It will require extensive additional pre-clinical trials, manufacturing scale-up, clinical trials and approvals from the FDA and other regulatory agencies, as well as acceptance in the marketplace, all of which are lengthy multi-year processes, which will take a decade or more.

Intellectual Property Rights

We seek to protect our technologies through a combination of patents, trade secrets and know-how. We are at an early stage of development efforts mainly supported by the Weizmann Institute, and we intend to seek patent protection for newly-identified therapeutic antibodies and product candidates. We can provide no assurance that any of our or future patent applications, whether licensed to us from Yeda or owned by us, will have commercial value or will result in the issuance of valid and enforceable patents.

The patent landscape in the field of therapeutic antibody development, optimization, manufacture and commercialization is crowded. For example, we are aware of third party patents directed to methods for identifying and producing therapeutic antibodies. We are also aware of third party patents directed at antibodies to numerous targets for which we also seek to identify, develop, and commercialize antibodies. For example, some patents claim antibodies based on a target epitope of a receptor or ligand, competitive binding and blocking capabilities to certain receptors and ligands or an immune reaction,  some claim antibodies based on specifying sequence or other structural information, and some claim various methods of discovery, optimization, production or use of such antibodies. Pursuant to common patent protection and filing strategies, additional claims addressing the same invention are likely to be filed and be published over many years following the original patent filing date. This practice increases the uncertainty for future third party rights and limitations on our rights, with limitations appearing with retroactive effect on our inventions and antibody products. These or other third party patents could impact our freedom to operate in relation to the development, manufacturing and commercialization of antibodies identified by us as potential therapeutic candidates.

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

Many competitors have substantially greater financial, manufacturing, marketing, sales, distribution and technical resources, and more experience in research and development, clinical trials and regulatory matters than we do. Competing companies developing or acquiring rights to more efficacious therapeutic products for the diseases we are targeting, or which offer significantly lower costs of treatment, could render our products noncompetitive or obsolete. See Item 3D. "Risk Factors-Risks Related to our Antibody Project".

Academic institutions, governmental agencies and other public and private research institutions conduct significant amounts of research in biotechnology, medicinal chemistry and pharmacology. These entities are increasingly active in seeking patent protection and licensing revenues for their research results in research areas which address our antibody project and our activities.

Our antibody project is targeting a limited number of immune pathways and is currently in preclinical development. We are aware of numerous companies that have antibody-based products on the market, in late clinical trials or in clinical and pre-clinical development that are directed to the same biological targets as we pursue or at targets that are likely to have similar clinical effects over the immune system. We are also aware of companies that promote bispecific antibodies, T-cell modified agents or treatments with multiple antibodies and inhibitors that target the immune system and the same  immune pathways.

A number of antibodies that address cancer immune modulators have obtained FDA approvals and are offered on the market, including the following:

•	Bristol-Myers Squibb's ipilimumab, an anti CTLA-4 antibody, was FDA approved in 2011 for the treatment of melanoma, a type of skin cancer;

•	Merck's pembrolizumab, an anti PD-1 antibody, was FDA approved in 2014 in an accelerated approval process for the treatment of melanoma for use following treatment with ipilimumab;

•	Bristol-Myers Squibb's nivolumab, an anti PD-1 antibody, was FDA approved in 2014 for the treatment of unresectable or metastatic melanoma patients who no longer respond to other drugs.

To date, the FDA approval for pembrolizumab and for nivolumab were expanded to treat several additional clinical indications, resulting in a significant increase of patients using these antibodies. Additional clinical indications for these antibodies are in trials.

In addition, in 2016 and 2017, two anti PD-L1 antibodies were FDA approved:

•	Roche Genentech's atezolizumab, for treatment of urothelial carcinoma (primarily bladder cancers) for a sub-group of locally advanced or metastatic condition; and

•	Pfizer's and Merck KGaA's joint program of Avelumab, for a sub-group of patients with metastatic Merkel cell carcinoma (MCC).

Additional antibodies that target cancer immune modulators which are in clinical development include, without limitation, AstraZeneca Medimmune's anti-CTLA-4, an anti-PD-1 and an anti PD-L1 antibody, Novartis' anti PD-1 antibody, Sanofi and Regeneron joint program's anti PD-1 antibody and Agenus' anti-CTLA-4 antibody.

In addition, there are numerous pre-clinical programs by companies and academic centers for the development of antibodies that target the same cancer immune pathways as our program targets, as well as pre-clinical programs for the development of antibodies that address different cancer immune pathways. Recently, numerous earlier-stage clinical trials for cancer treatment using new antibodies that target the modulation of additional immune targets have commenced. The clinical success of PD1 and, to a lesser extent, CTLA-4 antibodies drive the further expected increase in the number of such clinical trials. In addition, there are approved agents and advanced clinical trials for agents, such as cancer vaccines and T-cell modulators, that trigger an immune response against cancer cells. In certain cancer indications, these agents resulted with superior clinical efficacy over antibody treatment and other immune modulations.

We anticipate increased competition as new companies enter this market and scientific developments surrounding immunotherapy and other traditional cancer therapies continue to accelerate. There is no assurance that our antibody products will be able to compete with the above antibodies, specifically with anti PD-1, PD-L1 and CTLA-4 antibodies, which already have an established market presence and clinical track record for a considerable period of time, while our product-candidates are still in the in-vitro stage, with many years ahead to our having FDA approved antibody products, if successful. Furthermore, other emerging immune modulators directly modifying T-cells may prove to be more efficient in treating cancer. In order to be successful, we need to offer major clinical advantages over the existing antibody products. Otherwise, we will likely not be able to compete for market share.

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

As of March 31, 2017, we held 219,487 ordinary shares of BioCancell, constituting an insignificant portion of its outstanding share capital.

C. Organizational Structure

We do not have any significant subsidiaries.

D. Property, Plants and Equipment

Since January 2015, we lease offices and a lab at the Kiryat Weizmann Science Park in Ness Ziona, Israel.  The lease covers approximately 11,000 square feet, of which 7,000 square feet we sublease to third parties for substantially the same period. We were granted options to extend this lease through December 31, 2019.

ITEM 4A.	Unresolved Staff Comments

Not applicable.

ITEM 5.	Operating and Financial Review and Prospects

A.  Operating Results

Our operating and financial review and prospects should be read in conjunction with our audited financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Annual Report.

Overview

Our business plan focuses on promoting early stage biotechnology projects originated by Israeli universities and academic centers, through advanced stages of development. Since late 2014, we have been developing antibodies targeting immune modulators for therapeutic cancer treatment. We have reached an early validation of a new approach for immunization which results in blocking antibodies to targeted immune modulators with satisfactory selectivity. This approach allows for precise targeting of discontinued epitopes. To date, we have a short list of antibody candidates targeting a certain immune modulator which satisfied limited in-vitro trials. Further in-vitro validation is on-going. Nevertheless, this project is at high risk to meet its development milestones. If successful, it is expected that additional significant amounts of funds to be invested over a long period will be required in order to advance this project through initial clinical trials and commercialization or, alternatively, to effect a strategic partnership, trade sale or sub-licensing transaction at an earlier development stage.

In 2014, 2015 and 2016, we recorded aggregate research and development expenses of $89,000, $247,000 and $601,000, respectively, related to biotechnology projects. In December 2014, we entered into a research and license agreement with Yeda for the development of new antibodies for the treatment of cancer through the modulation of immune cancer pathways. This agreement was amended in 2015 to address additional targets for antibodies and extend the term for several years. From late 2015 through 2016, we recruited research and development staff, opened an office and laboratory site and established a working-condition biotechnology development facility, in order to advance this antibody project to a higher scale selection and validation stage. The increase in research and development expenses in 2016 were due to salaries, contracting services and purchase of laboratory equipment and materials.

On December 31, 2015, we completed a private placement of 980,000 ordinary shares, constituting 9.9% of our outstanding shares post-closing. The price per share was $0.615, and the total proceeds were approximately $600,000.  In 2014, we had financial expenses, net of $240,000, mainly from the devaluation of our investment in BioCancell shares. In 2015, we had financial expenses, net of $29,000, mainly from the devaluation of our investment in BioCancell shares. In 2016 we had financial expenses, net of $3,000.

In 2015 and 2016, we had an operating loss of $856,000 and $1,277,000 respectively, mainly from research and expenses and general and administrative expenses.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles.

For additional information regarding our significant accounting policies please refer to Note 2 of our financial statements as of December 31, 2016 included in this Annual Report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical.  These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances.

In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. generally accepted accounting principles and does not require management's judgment in its application.  There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result.

We are also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions. Certain of these risks, uncertainties and assumptions are discussed in Item 3.D "Risk Factors." To facilitate the understanding of our business activities, described below are certain accounting policies that are relatively more important to the portrayal of our financial condition and results of operations and that require management's subjective judgments. We base our judgments on past experience and various other assumptions that are believed to be reasonable under the circumstances.

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

Income Taxes

Based on the guidance in ASC 740 "Income Taxes", we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We accrue interest and penalties related to unrecognized tax benefits in the provision for income tax.

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

Investment in BioCancell

We elected to apply the fair value option for our holdings in BioCancell's common stock, and warrant in accordance with ASC No. 825, "Financial Instruments". The primary reasons for electing the fair value option were simplification and cost-benefit considerations as well as expansion of the use of fair value measurement being consistent with the FASB's measurement objectives for accounting for financial instruments. ASC No. 825 provides companies with an option to report selected financial assets and financial liabilities at fair value, which can be elected on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date.

We have liquidated substantially all that investment. Our holding in BioCancell's shares of common stock is based on quoted prices in an active market.

Results of Operations

The table below sets forth, for the periods indicated, financial data (in thousands of dollars) which we believe to be significant in analyzing our results of operations.

	Years Ended December 31,
	2014	2015	2016
	(in thousands)
Statement of Operations Data:
Research and development	$89	$247	$601
General and administrative expenses, net	348	609	676
Operating loss	(437)	(856)	(1,277)
Financial income (expenses), net	(240)	(29)	(3)
Income (loss) before taxes	(677)	(885)	(1,280)
Net income (loss)	$(677)	$(885)	$(1,280)

Research and development expenses. In 2014, 2015 and 2016, we had expenses of $89,000, $247,000 and $601,000, respectively, mainly for research and development in our antibody project.

General and administrative expenses. General and administrative expenses increased from $348,000 in 2014 to $609,000 in 2015, mainly due to an increase in employee compensation (including non-cash expenses). In 2016, our general and administrative increased to $676,000, mainly due to an increase in non-cash employee compensation and net expenses related to a lease agreement, which was offset by a decrease in legal and related expenses.

Financial income, net.  Financial income consists primarily of mark-to-market of the investment in BioCancell. In 2014 and 2015, our financial expense consisted primarily of the mark-to-market adjustment of securities of BioCancell in the amount of $245,000 and $36,000, respectively. In 2016, we had insignificant financial expenses of $3,000.

Tax.  We did not have tax expenses in 2014, 2015 or 2016.

Net loss.  In 2014, we had net loss of $677,000 as a result of financial expenses in the amount of $240,000 and an operating loss in the amount of $437,000. In 2015, we had a net loss of $885,000 as a result of financial expenses in the amount of $29,000 and an operating loss in the amount of $856,000. In 2016, we had a net loss of $1,280,000, mainly as a result of our operating loss of $1,277,000.

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

We may have from time to time expenses denominated in new Israeli shekels. Such expenses would decrease as a result of a devaluation of the new Israeli shekel in relation to the U.S. dollar. In 2016, the value of the U.S dollar decreased against the NIS which caused our NIS denominated expenses to increase.  In 2015, the change of value of the U.S dollar against the NIS was insignificant. In 2014, the value of the U.S dollar increased against the NIS, which caused our NIS denominated expenses to decrease. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the new Israeli shekel against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	NIS-USD Devaluation Rate	Israel Inflation Adjusted for Devaluation
2012	1.5	(2.3)	3.8
2013	1.8	(7.0)	8.8
2014	(0.2)	12.0	(12.2)
2015	(0.8)	0.3	(1.1)
2016	(0.4)	(1.5)	1.1

B. Liquidity and Capital Resources

We had working capital of $8.6 million as of December 31, 2014, $8.5 million as of December 31, 2015 and $7.4 million as of December 31, 2016.  We believe that we have sufficient working capital for at least the next 12 months.

In 2014, we had a net loss of $677,000 and we used $367,000 of cash for operations. In 2015, we had a net loss of $885,000 and we used $740,000 of cash for operations.  In 2016, we had a net loss of $1,280,000 and we used $924,000 of cash for operations. We used a net amount of $31,000, $25,000 and $210,000 of cash in investment activities in 2014, 2015 and 2016, respectively. In 2016, an amount of $81,000 of our investment activity was used for the deposit of restricted cash in connection with a lease agreement.

In 2014 and 2016, we did not have any cash flow from financing activities. On December 31, 2015, we completed a private placement of 980,000 ordinary shares, constituting 9.9% of our outstanding shares post-closing for the total proceeds of $603,000, which comprised the net cash we received from financing activities.

C. Research and Development, Patents and Licenses

Research and development expenses include salaries, contracting services, equipment and material for our early-stage antibody development project and are charged to the statement of operations, as incurred.

D. Trend Information

None.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments as of December 31, 2016.

	Payments Due by Period (U.S. dollars in thousands)
Contractual Commitments as of December 31, 2016	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Sub-contracting research services	150	75	75	-	-
Operating lease (*)	215	215		-	-
Total	365	290	75	-	-

(*) The Company sub-leased a substantial portion of the lease area and as a result a significant portion of these amounts are due to the Company by the sub-lessees.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of April 18, 2017:

Name	Age	Position
Izhak Tamir	64	Chairman of the Board
Eric Paneth	66	Director
Liat Hadad	45	External Director
Rami Skaliter	59	External Director
Aviv Boim	49	Chief Executive Officer

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

Liat Hadad has served as one of our external directors since September 2009. Since April 2017, Ms. Hadad has served as Director of Business Development at Ramot, the technology transfer arm of Tel Aviv University.  From 2016 to 2017, she served as Director of Business Development at Agan Aroma & Fine Chemicals.  From 2010 to 2014, Ms. Hadad served as VP of Marketing and Business Development at Allium Medical. From May 2009 to March 2010, she served as Director of Business Development at McCann Erickson Digital Israel. From 2001 to 2008, Ms. Hadad served as an associate in the Life Sciences Division of Giza Venture Capital. From 1999 to 2001, she was a Business Development and Marketing Manager at Girafa.com Ltd. From 1996 to 1998, she was a System Integrations Project Manager at IBM Israel. Ms. Hadad holds a B.A. in sociology, anthropology and political science and an Executive M.B.A. in entrepreneurial studies, marketing and finance, both from Tel Aviv University.

Dr. Rami Skaliter has served as one of our external directors since January 2016. He has served in various executive roles at Quark Pharmaceuticals since 1995, including Vice President and Executive Vice President of Research & Development, and currently serves as the Chief Operating Officer. Under his leadership, Quark's research and development unit generated most of its current product pipeline. Dr. Skaliter holds a B.Sc. in biology from the Ben-Gurion University and an M.Sc. and Ph.D. in biochemistry at the Weizmann Institute in Israel. He specialized in the biochemistry of replication and mutagenesis mechanisms. From 1993 to 1995, Dr. Skaliter completed a post-doctoral fellowship at Stanford University.

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

In June 2014, a liquidator was appointed in respect of Orckit at the request of a creditor, and Orckit subsequently underwent a court-approved debt restructuring. In March 2017, the liquidator filed a petition in the District Court of Tel Aviv against former directors and officers of Orckit, including Messrs. Tamir, Paneth and Boim, and Orckit's professional liability insurer, seeking civil monetary damages.

There are no family relationships between any director or senior manager. There are no arrangements or understandings between any director or senior manager and any other person pursuant to which the director or senior manager was selected.

B. Compensation

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (five persons) who served in the capacity of director or executive officer in the year ended December 31, 2016, was approximately $207,000. The foregoing amounts consist of the fees paid to our directors and our chief executive officer. In 2016, our statutory external directors were paid cash compensation of NIS 60,000 (approximately $15,600) per year and NIS 2,009 (approximately $520) per meeting in accordance with applicable regulations. Mr. Paneth, as a member of board and our compensation committee, is paid the fixed amounts under applicable regulations, which is NIS 27,080 (approximately $7,000) per year and NIS 1,722 (approximately $450) per meeting.  In 2016, Mr. Tamir, as our Chairman of the Board, was paid a participation fee in the amount of $1,000 for attendance at each meeting of the board of directors or committee thereof and did not receive any other fee. In February 2017, his compensation was changed to NIS 37,000 (approximately $9,600) per year and 2,400 (approximately $625) per meeting.

The table below reflects the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2016. This group consists of our Chief Executive Officer, who is our only officer, and our four directors.

For purposes of the table below, "compensation" includes salary cost, director fees, bonuses, equity-based compensation and social benefits. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2016.

The amounts set forth in the table below are given in thousands of U.S. Dollars.

Name and Position	Salary Cost (1)	Director Fees	Bonus	Equity-Based Compensation(2)	Total
Aviv Boim, CEO	153	--	--	201	354
Izhak Tamir, Chairman	--	6	--	--	6
Eric Paneth, Director	--	10	--	--	10
Rami Skaliter, External Director	--	19	--	--	19
Liat Hadad, External Director	--	19	--	--	19
____________________

(1)	Salary cost includes Mr. Boim's gross salary plus customary payment of social benefits made by the Company on his behalf.

(2)
Represents the equity-based compensation expenses recorded in the Company's financial statements for the year ended December 31, 2016 based on the fair value of the applicable securities on the date of grant thereof, in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 7(b) to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2016.

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

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The Companies Law provides that a person may not be appointed as an external director if (i) the person or the person's relative or affiliate has, as of the date of the person's appointment to serve as an external director, or had, during the two years preceding that date any affiliation with the company, any controlling shareholder thereof, or any affiliate thereof, or (ii) in a company that does not have a 25% shareholder, if such person has an affiliation with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company.

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

The initial term of an external director is three years and may be extended for up to two additional three year terms. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional periods is beneficial to the company. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights or the nominee himself proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors is required to include at least one external director, except for the audit committee which is required to include all the external directors. On December 31, 2015, Liat Hadad commenced her third term as an external director and Dr. Rami Skaliter commenced his first term as an external director.

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

The role of the audit committee is to examine deficiencies in the management of the company's business, in consultation with the internal auditor and the company's independent accountants, suggest remedial action, approve specified related party transactions and assess the company's internal audit system and the performance of its internal auditor. Our audit committee currently consists of our two external directors.

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

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.  The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

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

Under the Companies Law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	otherwise than on market terms; or

•	that is likely to have a material impact of the company's profitability, assets or liabilities.

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

Office Holder Compensation

Under the Israeli Companies Law, we are required to adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described in the following paragraph). Nevertheless, even if the shareholders reject a proposed compensation policy, the compensation committee and the board of directors may approve the compensation policy if they have determined that the compensation policy is for the benefit of the company despite the opposition of the shareholders. In general, all office holders' terms of compensation are required to comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder generally need to be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same threshold noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

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

E. Share Ownership

As of March 31, 2017, Mr. Aviv Boim beneficially owned 2,751,287 ordinary shares, or approximately 24.4% of our outstanding ordinary shares, Mr. Eric Paneth beneficially owned 1,156,602 ordinary shares, or approximately 11.7% of our outstanding ordinary shares, and Mr. Izhak Tamir beneficially owned 1,061,701 ordinary shares, or approximately 10.7% of our outstanding ordinary shares. Mr. Boim's beneficial ownership includes 1,376,000 shares issuable upon the exercise of options that are vested as of March 31, 2017 or 60 days thereafter. The options have an exercise price equal to $1.01 per share and expire on December 24, 2024.  None of our other directors beneficially owns 1% or more of our outstanding ordinary shares.

Share Incentive Plans

We have a share incentive plan that was initially adopted in 2003 pursuant to which options, shares, restricted shares or restricted share units may be granted to our directors, officers, employees, consultants and contractors.  Restricted shares are grants of our ordinary shares that are subject to certain re-sale restrictions for a specified period of time, and RSUs are rights to receive our ordinary shares under certain conditions, for no consideration. The share incentive plan is administered by our board of directors, which determines the grantees, dates of grant and the terms of the awards.  Unless otherwise decided by our board of directors, awards granted under the share incentive plan are non-assignable except by the laws of descent. Under the share incentive plan, the grantee is responsible for all personal tax consequences of the award.  The plan allows us to grant awards to qualified persons pursuant to the "capital gains route" under Section 102 of the Israeli Income Tax Ordinance.  The term of the plan expires on December 31, 2023.

As of March 31, 2017, there were outstanding options to purchase a total of 2,290,667 ordinary shares held by our Chief Executive Officer. No other options were held by our office holders.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2017 (unless otherwise specified), by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)
Aviv Boim(2)	2,751,287	24.4%
Steven N. Bronson(3)	1,500,094	15.2%
Eric Paneth	1,156,602	11.7%
Izhak Tamir	1,061,701	10.7%
_______________
(1)	Based on 9,878,861 ordinary shares outstanding on March 31, 2017.
(2)	Includes 1,376,000 shares issuable upon the exercise of options, at a price of $1.01 per share, that are vested as of March 31, 2017 or 60 days thereafter.
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

As of March 31, 2014, Mr. Aviv Boim beneficially owned 885,287 ordinary shares, constituting 9.9% of our outstanding shares. The change reflected above takes into account an option grant in March 2015 and a private placement in December 2015, which are described elsewhere in this Annual Report.

As of March 31, 2017, there were 36 holders of record of our ordinary shares in the United States who collectively held approximately 75% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since most these ordinary shares were held of record by brokers or other nominees.

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

B.    Significant Changes

No significant change has occurred since December 31, 2016, except as otherwise disclosed in this Annual Report.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares are currently quoted on the OTCQB, a marketplace of the OTC Markets Group, under the symbol TIKRF. The OTCQB typically has a significantly lower liquidity than the Nasdaq Stock Market. The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on the OTC Bulletin Board, the Pink Sheets, the OTCQB or the OTCQX, as applicable.

Calendar Year	Price Per Share
	High	Low

2012	$0.55	$0.42
2013	0.75	0.45
2014	0.61	0.46
2015	0.74	0.47
2016	0.64	0.25

Calendar Quarter
2015
First Quarter	0.73	0.47
Second Quarter	0.73	0.50
Third Quarter	0.74	0.51
Fourth Quarter	0.67	0.47
2016
First Quarter	0.54	0.37
Second Quarter	0.56	0.37
Third Quarter	0.64	0.34
Fourth Quarter	0.48	0.25
2017
First Quarter	0.35	0.33

Monthly
October 2016	0.43	0.36
November 2016	0.48	0.30
December 2016	0.35	0.25
January 2017	0.35	0.33
February 2017	0.35	0.33
March 2017	0.35	0.33
April 2017 (through April 17, 2017)	0.33	0.33

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are quoted on the OTCQB, a marketplace of the OTC Markets Group, under the symbol TIKRF.

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

Transfer of Shares and Notices

Fully paid ordinary shares may be freely transferred pursuant to our articles of association unless the transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, shareholders of record are entitled to at least 21 calendar days' prior notice of any general shareholders meeting.

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

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company.  An acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company and there is no existing 45% or greater shareholder in the company.  This requirement does not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company's outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of an acquisition of shares the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If as a result of a full the tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, but the acquirer will be entitled to stipulate that tendering shareholders forfeit their appraisal rights.  If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

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

Each right initially will entitle shareholders to buy one-half of one of our ordinary shares for $7.50. The rights generally will only be exercisable and transferable apart from our ordinary shares ten business days after a person or group becomes an "acquiring person" by acquiring beneficial ownership of 15% or more of our ordinary shares, subject to certain exceptions set forth in the rights plan, or commencing a tender or exchange offer upon consummation of which such person or group would become an "acquiring person," or on such later date as may be determined by our audit committee and board of directors. Subject to certain conditions described in the rights plan, once the rights become exercisable, the holders of rights, other than the acquiring person, will be entitled to purchase ordinary shares at a discount from the market price. In addition, at any time after a person becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding ordinary shares, we may exchange the rights (other than rights owned by the acquiring person), in whole or in part, at an exchange ratio of one ordinary share per right (subject to adjustment).

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

On December 31, 2015, Mr. Aviv Boim's holdings crossed the 15% beneficial ownership threshold due to Mr. Boim's participation as an investor in a private placement of our shares. Our board of directors waived the implementation of the bonus rights in connection with this transaction.

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

•
reasonable litigation expenses, including attorneys' fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court in connection with:

•	proceedings we institute against him or that are instituted on our behalf or by another person;

•	a criminal charge from which he is acquitted; or

•	a criminal proceeding in which he is convicted of an offense that does not require proof of criminal intent.

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

C. Material Contracts

On April 30, 2015, we entered into an amended and restated bonus rights agreement, with a trustee on behalf of our shareholders, which is summarized above under Item 10.B "—Mergers and Acquisitions under Israeli Law; Anti-Takeover Provisions" and is incorporated by reference as an exhibit to this Annual Report.

On February 1, 2013, we entered into an agreement with Mr. Steven Bronson which is summarized above under Item 7.B "Major Shareholders and Related Party Transactions— Related Party Transactions".

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

United States Federal Income Tax Consequences

The following summary describes the material U.S. federal income tax consequences to "U.S. Holders" (as defined below) arising from the purchase, ownership or disposition of our ordinary shares. This summary is based on the Internal Revenue Code of 1986, as amended, or the "Code," the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (possibly with retroactive effect) or different interpretations. For purposes of this summary, a "U.S. Holder" will be deemed to refer only to any of the following holders of our ordinary shares:

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

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as "capital assets" within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities, partners or other equity owners in partnerships or other pass-through entities, U.S. Holders whose functional currency is not the U.S. dollar, U.S. Holders who have elected mark-to-market accounting, U.S. Holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, U.S. Holders who hold our ordinary shares as part of a "straddle," "hedge" or "conversion transaction," U.S. Holders selling our ordinary shares short, U.S. Holders deemed to have sold our ordinary shares in a "constructive sale," and U.S. Holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.

Each U.S. Holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable tax treaties, state, local, foreign or other tax laws and possible changes in the tax laws.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under "Passive Foreign Investment Company Status," a U.S. Holder's sale, exchange or other taxable disposition of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis in the ordinary shares disposed of (determined in U.S. dollars).  This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition.  Individual U.S. Holders are subject to a maximum tax rate of 20% on long-term gains. A noncorporate U.S. Holder may be subject to an additional tax based on its "net investment income" (generally, gross income from interest, dividends, annuities, royalties and rents and gain from the sale of property (other than property held in the active conduct of a trade or business that does not regularly trade financial instruments or commodities), less the amount of deductions properly allocable to such income or gain). Such tax is equal to 3.8% of the lesser of an individual U.S. Holder's (i) net investment income, or (ii) the excess of such U.S. Holder's "modified adjusted gross income" (adjusted gross income plus the amount of any foreign earned income excluded from income under Section 911(a)(1) of the Code, net of deductions and exclusions disallowed with respect to such foreign earned income) over a specified threshold amount ($250,000 in the case of a joint return or surviving spouse, $125,000 in the case of a married individual filing a separate return and $200,000 in any other case). In the case of a U.S. Holder which is an estate or trust, the tax is equal to 3.8% of the lesser of (i) undistributed net investment income, or (ii) the excess of adjusted gross income (as defined in Section 67(e) of the Code) over the dollar amount at which the highest tax bracket applicable to an estate or trust begins.  Short-term capital gains generally are taxed at the same rates applicable to ordinary income.  If the U.S. Holder's holding period on the date of the taxable disposition is one year or less, such gain or loss is treated as a short-term capital gain or loss.  See "Israeli Tax Considerations — Capital Gains Tax" for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares.  Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains.  In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes under certain circumstances.

A U.S. Holder's tax basis in his, her or its ordinary shares generally will be equal to the U.S. dollar purchase price paid by such U.S. Holder to acquire such ordinary shares.  The U.S. dollar cost of an ordinary share purchased with foreign currency generally will be equal to the U.S. dollar value of the purchase price on the date of purchase or, in the case of ordinary shares that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase.  Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the U.S. Internal Revenue Service. The holding period of each ordinary share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. Holder.

In the case of a U.S. Holder who uses the cash basis method of accounting and who receives NIS in connection with a taxable disposition of ordinary shares, the amount realized will be based on the "spot rate" of exchange on the settlement date of such taxable disposition.  If such U.S. Holder subsequently converts NIS into U.S. dollars at a conversion rate other than the spot rate in effect on the settlement date, he, she or it may have a foreign currency exchange gain or loss treated as ordinary income or loss for U.S. federal income tax purposes.  A U.S. Holder who uses the accrual method of accounting may elect the same treatment required of cash method taxpayers with respect to a taxable disposition of ordinary shares, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the U.S. Internal Revenue Service.  If an accrual method U.S. Holder does not elect to be treated as a cash method taxpayer (pursuant to U.S. Treasury Regulations applicable to foreign currency transactions), such U.S. Holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of the NIS on the date of taxable disposition and the settlement date.  Any such currency gain or loss generally would be treated as U.S.-source ordinary income or loss and would be subject to tax in addition to any gain or loss recognized by such U.S. Holder on the taxable disposition of ordinary shares.

Treatment of Distributions

Subject to the discussion below under "Passive Foreign Investment Company Status," for U.S. federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under "Israeli Tax Considerations -- Tax on Dividends." Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder's tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. A noncorporate U.S. Holder's "qualified dividend income" generally is subject to tax at a rate of 20% and also may be subject to the additional tax on "net investment income" described above in "Sale, Exchange or Other Taxable Disposition of Ordinary Shares."For this purpose, "qualified dividend income" generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 20% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a "passive foreign investment company" for U.S. federal income tax purposes. See the discussion below under the heading "Passive Foreign Investment Company Status."

A dividend paid by us in NIS will be included in the income of U.S. Holders at the U.S. dollar amount of the dividend, based on the "spot rate" of exchange in effect on the date of receipt or deemed receipt of the distribution, regardless of whether the payment is in fact converted into U.S. dollars.  U.S. Holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that U.S. dollar value. Any gain or loss upon the subsequent conversion of the NIS into U.S. dollars or other disposition of the NIS will constitute foreign currency gain or loss taxable as ordinary income or loss and will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.

Dividends received with respect to our ordinary shares will constitute "portfolio income" for purposes of the limitation on the deductibility of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our ordinary shares also generally will be treated as "investment income" for purposes of the investment interest deduction limitation contained in Section 163(d) of the Code, and as foreign-source passive income for U.S. foreign tax credit purposes or, in the case of a U.S. Holder that is a financial services entity, financial services income. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from distributions on our ordinary shares which constitute dividends under U.S. income tax law. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only if the U.S. Holder elects to do so with respect to all foreign income taxes in such year. In addition, special rules may apply to the computation of foreign tax credits relating to "qualified dividend income," as defined above. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions involves the application of complex rules that depend on a U.S. Holder's particular circumstances.

U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of their receipt of any distributions with respect to our ordinary shares.

Passive Foreign Investment Company Status

Generally, a foreign corporation is treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income (including its pro rata share of the gross income of any company in which it owns 25% or more of the shares by value) is passive in nature (the "Income Test"), or (ii) the average percentage of its assets during such tax year (including its pro rata share of the assets of any company in which it owns 25% or more of the shares by value)  which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the "Asset Test").   Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions.

There is no definitive method prescribed in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a publicly-traded foreign corporation's assets for purposes of the Asset Test.  The legislative history of the U.S. Taxpayer Relief Act of 1997 (the "1997 Act") indicates that for purposes of the Asset Test, "the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities."  It is unclear, whether other valuation methods could be employed to determine the value of our assets for purposes of the Asset Test.

Based on the composition of our gross income, the composition and value of our gross assets and the amount of our liabilities during each year since 2003, we believe that we are likely to be treated as having been a PFIC in each such year, including 2016.  There also can be no assurance that we will not be deemed a PFIC in 2017 or any other future tax year.

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder's holding period of ordinary shares and the U.S. Holder does not make a QEF Election or a "mark-to-market "  election (both as described below):

•
The U.S. Holder would be required to (a) report as ordinary income any so-called "excess distributions" allocated to the current tax year, (b) pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate applicable to ordinary income in effect for such prior year, and (c) pay an interest charge on the resulting tax at the rate applicable to deficiencies of U.S. federal income tax. "Excess distributions" with respect to any U.S. Holder are amounts received by such U.S. Holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. Holder from us during the shorter of (i) the three previous years, or (ii) such U.S. Holder's holding period of our ordinary shares before the then-current tax year.  Excess distributions must be allocated ratably to each day that a U.S. Holder has held our ordinary shares.

•
The entire amount of any gain realized by such U.S. Holder upon the sale or other disposition of our ordinary shares also would be treated as an "excess distribution" subject to tax as described above.

•
The tax basis of ordinary shares acquired from a decedent who was a U.S. Holder generally would not receive a step-up to fair market value as of the date of the decedent's death, but instead would be equal to the decedent's basis, if lower.

Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during the U.S. Holder's holding period, if we cease to be a PFIC, the U.S. Holder may avoid the consequences of PFIC classification for subsequent years if such U.S. Holder elects to recognize gain based on the unrealized appreciation in such U.S. Holder's ordinary shares through the close of the tax year in which we cease to be a PFIC.

A U.S. Holder who beneficially owns shares of a PFIC must file U.S. Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year in which such U.S. Holder recognizes gain upon a disposition of our ordinary shares, receives certain distributions from us or makes the QEF Election or mark-to-market election described below

For any tax year in which we are treated as a PFIC, a U.S. Holder may elect to treat his, her or its ordinary shares as an interest in a qualified electing fund (a "QEF Election"), in which case the U.S. Holder would be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually made to the U.S. Holder.  Any gain subsequently recognized by the U.S. Holder upon the sale of his, her or its ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

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

As an alternative to a QEF Election, a U.S. Holder generally may elect to mark his, her or its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of each tax year, between the fair market value of his, her or its ordinary shares and the adjusted tax basis of such shares.  If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder's death, the normally available step-up in tax basis to fair market value generally will not be available.  Rather, the tax basis of ordinary shares in the hands of a U.S. Holder who acquires them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues, unless revoked with the consent of the U.S. Internal Revenue Service.

Due to the complexity of the PFIC rules, U.S. Holders should consult their own tax advisors regarding our status as a PFIC and, if we are treated as a PFIC, compliance with the applicable reporting requirements and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election.

Information Reporting and Backup Withholding

Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding tax at a rate which currently is 28%.  Information reporting will not apply, however, with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations.  In addition, backup withholding will not apply to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and other required certifications. U.S. Holders required to establish their exemption from backup withholding generally must provide a certification on U.S. Internal Revenue Service Form W-9 (or substitute form). A non-U.S. holder will be required to provide a certificate of non-U.S. status on an appropriate IRS Form W-8. The backup withholding tax is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service.  U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on taxable income at the rate of 26.5% for the 2014 and 2015 tax years and 25% for the 2016 tax year. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, the corporate tax rate will decrease to 24% for 2017 and 23% for 2018 and thereafter.  Israeli companies are generally subject to capital gains tax at the corporate tax rate.

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

Provisions of Israeli tax law may treat a sale of securities listed on a stock exchange differently than the sale of other securities. In the past, the Israeli Tax Authority, or the ITA, has indicated that it does not recognize the OTC market as a "stock exchange" for purposes of the Tax Ordinance. However, the current position of the ITA is to view securities quoted on the OTC market as listed on a "stock exchange" where such securities were previously delisted from a "stock exchange" (such as the Nasdaq Global Market or the Tel Aviv Stock Exchange), such as our ordinary shares.

The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a "significant shareholder" at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 30%. However, the above tax rates may not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

The tax basis of listed shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Starting with 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year, which changes the threshold to NIS 803,520 for the 2016 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, for 2017 and thereafter the rate of High Income Tax will increase to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the CPI each year).

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents On Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission.  You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates.  The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.  The address of this web site is http://www.sec.gov.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.  At December 31, 2016, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk Management

As of December 31, 2016, we had $7.43 million of cash and short-term investments, primarily all of which was linked to the U.S. dollar.

ITEM 12.	Description of Securities other than Equity Securities

None.

PART II

ITEM 13.	Defaults, Dividend Averages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of December 31, 2016. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our principal executive and financial officer. Based on this evaluation, our principal executive and financial officer has concluded that our disclosure controls and procedures are effective to alert him on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

Management's Annual Report on Internal Control Over Financial Reporting

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

Our management conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2016 and concluded that our internal control over financial reporting was effective as of December 31, 2016.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2016 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.      Audit Committee Financial Expert

Our board of directors has determined that we require one director with "financial and accounting expertise", as defined under the Companies Law, and that Izhak Tamir has such expertise.  Mr. Tamir qualifies as an "independent director" under the Nasdaq Listing Rules.  Mr. Tamir is not a member of our audit committee and does not satisfy all the qualifications of an "audit committee financial expert", as defined in Item 16A of Form 20-F, but we believe that his qualifications are sufficient for the scope and complexity of our operations.

ITEM 16B.      Code of Ethics

Our board of directors has adopted a Code of Ethics.  We will provide a copy of our Code of Ethics free of charge to any person who requests one. Such requests may be sent to Ms. Liat Hadad, the Chairperson of our Audit Committee.

ITEM 16C.      Principal Accountant Fees and Services

For 2015 and 2016, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. These accountants billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2015	2016
Audit Fees	$29,500	$29,500
Tax and other Fees	5,500	9,500
Total	$35,000	$39,000

"Audit Fees" are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, consents and assistance with and review of documents filed with the SEC.

“Tax and other Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, and other advice other than in connection with the audit.  Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

Our Audit Committee pre-approves the engagement of our independent accountant to perform audit and non-audit services.

ITEM 16D.      Exemptions from Listing Standards for Audit Committees

Not applicable.

ITEM 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.       Change in Registrant's Certifying Accountant

None.

ITEM 16G.      Corporate Governance

Not Applicable.

ITEM 16H.      Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

ITEM 18.	Financial Statements

 Our financial statements are attached hereto, commencing on page F-1 of this Annual Report.

ITEM 19.	Exhibits

The exhibit lists required by this Item is incorporated by reference to the Exhibit Index, which appears following the signature page of this Annual Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TIKCRO TECHNOLOGIES LTD.

By:	/s/ Aviv Boim
Aviv Boim
Chief Executive Officer

Date:  April 25, 2017

Exhibit Index

Exhibit No.	Exhibit
1.1	Memorandum of Association, as amended (a)
1.2	Amended and Restated Articles of Association (a)
1.3	Amended and Restated Bonus Rights Agreement, dated as of April 30, 2015, between Tikcro Technologies Ltd. and American Stock Transfer & Trust Company, as Rights Agent (b)
4.1	Compensation Policy for Office Holders (c)
4.2	Tikcro 2003 Stock Option Plan, as amended (d)
4.3	Form of Share Purchase Agreement, dated as of December 23, 2015 (e)
8.1	List of Subsidiaries (d)
12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act (f)
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act (f)
14.1	Consent of Independent Registered Public Accounting Firm (f)
101.1	Interactive Data Files in XBRL format of the materials set forth in Exhibit 15.1 (g)
________________________

(a)	Incorporated by reference to Tikcro's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on April 30, 2013.

(b)	Incorporated by reference to Tikcro's Report on Form 8-A/A filed with the Securities and Exchange Commission on April 30, 2015.

(c)	Incorporated by reference to Tikcro's Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2013.

(d)	Incorporated by reference to Tikcro's Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission on April 30, 2015.

(e)	Incorporated by reference to Tikcro's Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on April 21, 2017.

(f)	Included herewith.

(g)
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

AS OF DECEMBER 31, 2016

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TIKCRO TECHNOLOGIES LTD.

We have audited the accompanying balance sheets of Tikcro Technologies Ltd. ("the Company") as of December 31, 2015 and 2016, and the related statements of operation, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2015 and 2016, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 25, 2017	A Member of Ernst & Young Global

TIKCRO TECHNOLOGIES LTD.

BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2015	2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,560	$7,426
Restricted cash	-	81
Receivables and other financial asset	173	89

Total current assets	8,733	7,596

Property and equipment, net	67	136

Total assets	$8,800	$7,732

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES (Note 10a)	$226	$237

Total current liabilities	226	237

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY (Note 7):
Share capital -
Ordinary shares no par value - Authorized: 16,666,667 shares at December 31, 2015 and 2016; Issued: 11,325,912 at December 31, 2015 and 2016; Outstanding: 9,878,861 at December 31, 2015 and 2016.	-	-
Additional paid-in capital	147,444	147,645
Treasury shares, at cost, 1,447,051 Ordinary shares at December 31, 2015 and 2016	(1,065)	(1,065)
Accumulated deficit	(137,805)	(139,085)

Total shareholders' equity	8,574	7,495

Total liabilities and shareholders' equity	$8,800	$7,732

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share and per share data

	Year ended December 31,
	2014	2015	2016

Operating costs and expenses:

Research and development	$(89)	$(247)	$(601)
General and administrative expenses	(348)	(609)	(676)

Operating loss	(437)	(856)	(1,277)
Financial incomes (expenses), net (Note 10b)	(240)	(29)	(3)

Loss before taxes	(677)	(885)	(1,280)

Loss	$(677)	$(885)	$(1,280)

Loss per share:

Basic and diluted net loss per share	$(0.08)	$(0.10)	$(0.13)

Total comprehensive income (loss)	$(677)	$(885)	$(1,280)
Weighted average number of shares used in computing basic and diluted loss per share	8,832,385	8,839,965	9,878,861

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Outstanding		Additional			Total
	Ordinary shares		paid-in	Treasury	Accumulated	shareholders'
	Number	Amount	capital	shares	deficit	Equity

Balance at January 1, 2014	8,898,861	-	$146,711	$(1,065)	$(136,243)	$9,403

Stock based compensation	-	-	10	-	-	10
Net loss	-	-	-	-	(677)	(677)

Balance at December 31, 2014	8,898,861	-	$146,721	(1,065)	(136,920)	9,403
Issuance of share capital	980,000	-	603	-	-	603
Stock based compensation	-		120	-	-	120
Net loss	-			-	(885)	(885)
Balance at December 31, 2015	9,878,861	-	$147,444	$(1,065)	$(137,805)	$8,574

Stock based compensation	-	-	201	-	-	201
Net loss	-	-	-	-	(1,280)	(1,280)

Balance at December 31, 2016	9,878,861	--	$147,645	$(1,065)	$(139,085)	$7,495

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016
Cash flows from operating activities:

Loss	$(677)	$(885)	$(1,280)
Adjustments required to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property and equipment	10	46	60
Stock based compensation	10	120	201
Decrease (increase) in receivables and other financial assets	234	(63)	84
Increase in current liabilities	56	42	11

Net cash used in operating activities	(367)	(740)	(924)

Cash flows from investing activities:

Proceeds from sale of BioCancell securities	67	-	-
Investment in restricted cash	-	-	(81)
Purchase of property and equipment	(98)	(25)	(129)

Net cash used for investing activities	(31)	(25)	(210)

Cash flows from finance activities:
Issuance of share capital	-	603	-
	-	603	-
Net cash provided by finance activities
Decrease in cash and cash equivalents	(398)	(162)	(1,134)
Cash and cash equivalents at the beginning of the year	9,120	8,722	8,560

Cash and cash equivalents at the end of the year	$8,722	$8,560	$7,426

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Tikcro Technologies Ltd. ("the Company" or "Tikcro") was incorporated in 1999, under the laws of Israel.

The Company is enagrged in biotechnology development of projects originated in Israeli academic centers. The Company developes certain antibodies, in selection and pre-clinical trials with a focus on antibodies blocking immune modulators for cancer treatment.

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

On an ongoing basis, the Company's management evaluates estimates, including those related to fair values of investment in BioCancell Therapeutics, Inc. ("BioCancell"), of which the significant majority was liquidated, see Note 4 and fair values of stock-based awards. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.	Restricted cash

Restricted cash are in respect of withdrawal by a bank as collateral for office facility operating lease agreement.

f.	Investment:

The Company adopted ASC No. 825, "Financial Instruments" as of the date of the investment in BioCancell and elected to apply the fair value option to its investment. The primary reasons for electing the fair value option were simplification and cost-benefit considerations, as well as expansion of the use of fair value measurement being consistent with the FASB's measurement objectives for accounting for financial instruments. The losses and gains due to changes in fair value for items measured at fair value pursuant to election of the fair value option are included in statement of operation. Refer also Note 4.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated according to the estimated useful lives of the assets. The Company's Property and equipment includes laboratory equipment. The estimated useful life of the assets is 3 to five years. For certain assets depreciation is calculated in a method in which the first year has an increased benefit.

Impairment of long lived assets:

Property and equipment subject to amortization are reviewed for impairment in accordance with ASC No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2016, 2015 and 2014 , no impairment losses were recorded.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Research and development expenses:

Research and development expenses include funding for early-stage biotechnology projects mainly performed by research facilities, and are charged to the statement of operations, as incurred.

i.	Income taxes:

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

j.	Accounting for stock-based compensation:

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

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. In 2015 the Company granted options, see note 7. No options were granted in  2014 and in 2016. The Company grants restricted shares and values them based on the market value of the underlying shares at the date of grant.

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

k.         Fair value of financial instruments:

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

l.	Basic and diluted net earnings (loss) per share:

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

The total number of shares excluded from the calculation of the diluted net earnings (loss) per share, because they had anti-dilutive effect, for the years ended December 31, 2014, 2015 and 2016, were  66,667, 2,357,334 and 2,290,667, respectively.

m.	Concentrations of credit risks:

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

n.	Treasury shares:

The Company has not repurchased Ordinary shares in 2014, 2015 and 2016. Regarding historical periods, it repurchased Ordinary shares on the open market which are held as treasury shares. The Company presents the cost of repurchased treasury shares as a reduction in shareholders' equity.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Recent Accounting Pronouncements:

In March 2016, the FASB issued ASU 2016-09, “Compensation – Stock Compensation”, which effects all entities that issue share-based payment awards to their employees. The amendments in this ASU cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification and the classification of those taxes paid on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2016. This guidance can be applied either prospectively, retrospectively or using a modified retrospective transition method. Early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-02 on its consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. This new guidance doesn't have a material impact on the Company’s Consolidated Financial Statements.

p.         Reclassification:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation, namely the inclusion of amount due from the Company's investment in BioCancell in the  receivables and other financial asset.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820 and ASC No. 825, the Company measures its investment, (see also Note 4) at fair value.

The Company's financial assets measured at fair value on a recurring basis consisted of the following types of instruments:

	As of December 31, 2016
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Other financial assets	$50	$-	$-	$50

	As of December 31, 2015
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Other financial assets	$50	$-	$-	$50

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-        RECEIVABLES AND OTHER FINANCIAL ASSET

	December 31,
	2015	2016

Investment in shares of Biocancell	$50	$50
Prepaid expenses	116	12
Other	7	27

	$173	$89

In July 2008, the Company signed an agreement with BioCancell Therapeutics, Inc. ("BioCancell"), an Israel-based clinical-stage biopharmaceutical company, whose Common stock is listed on the Tel Aviv Stock Exchange. As part of the agreement, the Company provided funding to BioCancell, was entitled to appoint one member to BioCancell's board of directors and provided BioCancell with certain consulting services. The Company's investment was mostly realized through the years and as of December 31, 2016 the investment includes 219,487 ordinary shares.

The Company undertook to pay a fee of 4% of the net realized profits from securities held in portfolio companies.

NOTE 5:-        PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2016

Cost:
Laboratory equipment	$123	$252

Accumulated depreciation:
Laboratory equipment	$56	$116

Depreciated cost	$67	$136

Depreciation expenses for the years ended December 31, 2014, 2015 and 2016 were $10, $46 and $60 respectively.

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Directors and officers indemnification agreements:

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

The Company, as part of its business activities to support early stage development projects in the biotechnology area, signed in December 2014 an agreement with Yeda Research and Development Company Ltd. ("Yeda")for the development by the academic center of new antibodies originating from specified research at the academic center addressing identified targets of cancer immune modulators. Under the agreement, the Company undertook a funding obligation of further research at the academic center for the development of certain antibodies in pre-clinical selection and trials which may have high selectivity and binding qualities towards cancer immune modulators. Significantly additional development and clinical trials will be required to promote selected antibodies as therapeutic candidates for immune modulation in cancer treatment. Pursuant to the agreement, the Company alone or through sub-licensees, has the right to obtain the research results and to pursue further development through commercialization. The license consideration due from the Company to Yeda includes royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones. In the end of 2015 the Company extended the agreement with Yeda for additional years to cover and to address additional targets for cancer immune modulators. The Company undertook to pursue an additional funding of research to be performed by the academic center. Under the agreement, the Company is obliged for funding of a total amount of $150 in 2017 and 2018.

The Company uses third party services in its research and development activities. The consideration due from the Company for such services includes future considerations which are linked to clinical and commercial milestones of drug-candidates derived from such services.

d.	Lease agreements

The Company entered into a lease agreement in the end of 2015, effective January 1, 2016.  Under the agreement the Company rented offices and lab at the Kiryat Weizmann Science Park in Ness Ziona, Israel. the Company was obliged to pay lease amounts of $215 per year for a period of 2 years. The Company sub leased a substantial portion of its rented area for a period corresponding to its main contractual obligations.

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

2.
No options were granted or exercised during 2014 and 2016. In 2015 2,290,667 options were granted. In 2016, 66,667 options were forfeited. As of December 31, 2016, an aggregate of 1,891,356 Ordinary shares of the Company were reserved for issuance under the plan.

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

The following is a summary of the Company's stock options transactions in 2016:

	Amount	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value *)

Options outstanding at beginning of year	2,357,334	$1.01	8.3	$-
Granted	-	$-	-	$-
Forfeited	(66,667)	0.97	-	-

Options outstanding at end of year	2,290,667	$1.01	7.5	-

Vested and expected to vest at end of year	2,238,400	$1.01	7.5	$-

Options exercisable at end of year	1,245,334	$1.01	7.5	$-

*)	All options were out of the money as of December 31, 2016 and 2015 and their intrinsic value was considered as zero.

The total stock-based compensation expenses recognized in General and administrative expenses for the years ended December 2016, 2015 and 2014 were approximately  $201, $120 and $0, respectively.

4.	The following table summarizes information relating to restricted shares, as well as changes to such awards during 2014, 2015 and 2016:

	Year ended December 31,
	2014	2015	2016

Outstanding at beginning of year	19,579	-	-
Granted	-	-	-
Vested	(19,579)	-	-

Outstanding as of December 31,	-	-	-

Restricted shares are subject to a repurchase right by the Company on certain occasions. Under the repurchase right, as long as such shares are restricted, the Company may reacquire a pro-rata portion of the granted shares, for no consideration, if certain conditions occur including the employees' end of service with the Company.

As of December 31, 2016, there was no unrecognized compensation cost related to share-based compensation arrangement granted under the plan.

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

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	TAXES ON INCOME

a.	Tax rates:

The Israeli corporate income tax rate was 25% in 2016 and 26.5% in 2015 and 2014.

In January 2016, the Law for Amending the Income Tax Ordinance (No. 216) (Reduction of Corporate Tax Rate), 2016 was approved, which includes a reduction of the corporate tax rate from 26.5% to 25%, effective from January 1, 2016.

In December 2016, a further reduction in the corporate tax rate to 24% effective January 2017 and to 23% effective January 1, 2018 and thereafter was enacted.

b.	Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2015	2016
Deferred tax assets:
Net operating loss and capital loss carry forward	$36,109	$36,284
Valuation allowance	(36,109)	(36,284)

Net deferred tax asset	-	-

Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax assets regarding the loss carry-forward will not be realized in the foreseeable future.

c.	Net operating losses carry-forward:

The Company has accumulated operating losses for tax purposes as of December 31, 2016 in the amount of approximately $29,983 (denominated in NIS), which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of approximately $117,553 (denominated in NIS), which may be carried forward and offset against capital gains.

d.	The main reconciling item from the statutory tax rate of the Company to the effective tax rate are valuation allowances provided for deferred tax assets.

e.	Tax reports filed by the Company in Israel through the year ended December 31, 2012 are considered final.

f.	As of December 31, 2014, 2015 and 2016, the Company did not have any unrecognized tax benefits or uncertain tax positions.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	RELATED PARTY TRANSACTIONS

A private placement for a total of 980,000 ordinary shares  was completed on December 31, 2015. Our Company's Chief Executive Officer participated in this placement and purchased 490,000 ordinary shares for an aggregate purchase price of $ 301. See also note 6d.

NOTE 10:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Current liabilities:

	December 31,
	2015	2016

Director fees	$25	$21
Trade payables	41	20
Accrued expenses and other	160	196

	$226	$237

b.	Financial expenses, net

	Year ended December 31,
	2014	2015	2016

Financial expenses:
Loss from change in fair value of investment in BioCancell and sale of BioCancell shares	$(245)	$(36)	$-
Other	(7)	(2)	(15)

	(252)	(38)	(15)
Financial income:
Other	12	9	12

	$(240)	$(29)	$(3)