Form 20-F
period 2017-12-31
TIKCRO TECHNOLOGIES LTD
filed 2018-04-30
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

 Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

TABLE OF CONTENTS

PART I		4
ITEM 1.	Identify of Directors, Senior Management and Advisors	4
ITEM 2.	Offer Statistics and Expected Timetable	4
ITEM 3.	Key Information	4
A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	7
ITEM 4.	Information on the Company	20
A.	History and Development of the Company	20
B.	Business Overview	21
C.	Organizational Structure	28
D.	Property, Plants and Equipment	28
ITEM 4A.	Unresolved Staff Comments	28
ITEM 5.	Operating and Financial Review and Prospects	28
A.	Operating Results	28
B.	Liquidity and Capital Resources	33
C.	Research and Development, Patents and Licenses	33
D.	Trend Information	34
E.	Off-balance Sheet Arrangements	34
F.	Tabular Disclosure of Contractual Obligations	34
ITEM 6.	Directors, Senior Management and Employees	34
A.	Directors and Senior Management	34
B.	Compensation	36
C.	Broad Practices	37
D.	Employees	43
E.	Share Ownership	43

ITEM 7.	Major Shareholders and Related Party Transactions	44
A.	Major Shareholders	44
B.	Related Party Transactions	45
C.	Interests of Experts and Counsel	45
ITEM 8.	Financial Information	45
A.	Consolidated Statements and other Financial Information	45
B.	Significant Changes	45
ITEM 9.	The Offer and Listing	45
A.	Offer and Listing Details	45
B.	Plan of Distribution	47
C.	Markets	47
D.	Selling Shareholders	47
E.	Dilution	47
F.	Expenses of the Issue	47
ITEM 10.	Additional information	47
A.	Share Capital	47
B.	Memorandum and Articles of Association	47
C.	Material Contracts	53
D.	Exchange Controls	54
E.	Taxation	54
F.	Dividends and Paying Agents	64
G.	Statement by Experts	64
H.	Documents On Display	64
I.	Subsidiary Information	65
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	65
ITEM 12.	Description of Securities other than Equity Securities	65

PART I

Unless the context otherwise requires, “Tikcro,” “us,” “we” and “our” refer to Tikcro Technologies Ltd., an Israeli company. References to “U.S. dollars,” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. As of December 31, 2017, the exchange rate published by the Bank of Israel was NIS 3.467 per $1.00.

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

A. Selected Financial Data

We have derived the following selected financial data, with respect to the five years from 2013 through 2017, from the audited financial statements of Tikcro, which have been prepared in accordance with U.S generally accepted accounting principles.

The selected financial data set forth below as of December 31, 2016 and 2017 and for each of the years ended December 31, 2015, 2016 and 2017 are derived from our audited financial statements which are incorporated by reference into this Annual Report.

The selected financial data as of December 31, 2013, 2014 and 2015 and for the years ended December 31, 2013 and 2014 are derived from our audited financial statements which are not included in this Annual Report.

You should read the selected financial data together with Item 5 “Operating and Financial Review and Prospects” and our financial statements included elsewhere or incorporated by reference in this Annual Report.

In 2014, we initiated a biotechnology project in the area of cancer immune treatment with the aim to develop new antibodies with enhanced clinical qualities for the treatment of cancer through the re-modulation of certain identified immune pathways. For that purpose, we entered into a research and license agreement with Yeda Research and Development Company Ltd. ("Yeda"), the technology transfer arm of the Weizmann Institute of Science (the "Weizmann Institute") in Israel. The agreement is for the development of new antibodies originating from specified research at the Weizmann Institute addressing identified targets of the immune system for cancer treatment. Under the agreement, Tikcro will provide funding for research at the Weizmann Institute to develop certain antibodies selected and verified in pre-clinical trials. In 2015, we extended the terms of the agreement for a multi-year engagement. In 2018, we amended the agreement to have equal ownership rights with Yeda in CTLA-4 antibodies which were derived under the agreement with our contribution. The immunization approach used to generate antibodies is an innovative process that is aimed to result with high selectivity and blocking qualities towards certain cancer immune modulators, thus to have clinically functional qualities. This project is the only project that we are currently promoting. Please see Item 4.B “Business Overview” for more information.

	2013	2014	2015	2016	2017
	(Dollars in thousands)
Statement of Operations Data:
Research and development	$29	$89	$247	$601	$678
General and administrative expenses	542	348	609	676	618
Consulting services	-	-	-	-
Operating loss	$(571)	$(437)	$(856)	$(1,277)	$(1,296)
Financial income (expenses), net	579	(240)	(29)	(3)	45
Income (loss) before taxes	8	(677)	(885)	(1,280)	(1,251)
Net income (loss)	$8	$(677)	$(885)	$(1,280)	$(1,251)
Basic net earnings (loss) per share	$(0.00)	$(0.08)	$(0.10)	$(0.13)	$(0.13)
Diluted net earnings (loss) per share	$(0.00)	$(0.08)	$(0.10)	$(0.13)	$(0.13)
Number of shares used in computing basic net earnings (loss) per share	8,747,776	8,832,385	8,839,965	9,878,861	9,878,861
Number of shares used in computing diluted net earnings (loss) per share	8,747,776	8,832,385	8,839,965	9,878,861	9,878,861

	2013	2014	2015	2016	2017
	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents, marketable securities and deposits	$9,120	$8,722	$8,560	$7,426	$6,449
Restricted cash	-	-	-	81	113
Investment in BioCancell - Short-term*	397	85	50	50	-
Working capital	9,403	8,648	8,507	7,359	6,274
Total assets	9,531	8,920	8,800	7,732	6,708
Shareholders' equity	9,403	8,736	8,574	7,495	6,399
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

Our activities are limited to the promotion of early stage biotechnology projects. Since December 2014, we have focused on a project addressing new antibodies generated by an innovative immunization approach. Resulting antibodies are expected to have high selectivity, binding and blocking qualities towards certain cancer immune modulators. In 2017, we were successful in developing a full human CTLA-4 antibody with certain favorable pre-clinical characteristics over its references. Our development aim is to develop highly selective antibodies compared with antibodies resulting from currently known generation and screening methodologies. Due to the early stage status of this project, we may not be successful in achieving additional research goals.

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

Our antibody program is the only program that we are currently promoting. We generated a new full human functional CTLA-4 antibody, which is in pre-clinical and animal trial development. We pursue the early development of antibodies targeting additional other cancer immune modulators. Pre-clinical development is highly speculative and carries a high risk of failure. There is no assurance that we will be successful in this aim. Positive pre-clinical results and future in-vivo animal studies may not necessarily be predictive of future clinical trials in humans. We can provide no assurances that pre-clinical toxicology and/or pre-clinical activity of our product candidates will support moving any of these product candidates into clinical development. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced in-vivo animal trials and/or in clinical trials after achieving positive results in pre-clinical development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials nonetheless failed to obtain regulatory approval. Specifically, in-vivo animal trial models used to verify immunological agents pose high complexity since human immune systems vary considerably from small animal immune systems. Therefore, results from trials with small animals and non-human primates may be a weak predictor for clinical results with humans. If we fail to produce positive results in in-vitro, in-vivo animal trials and in clinical trials of lead-candidate antibodies, our business and financial prospects would be materially adversely affected.

Our approach to the discovery and development of antibody candidates is unproven, and we do not know whether we will be able to develop any products of commercial value.

While we were successful selecting a CTLA-4 antibody which shows favorable pre-clinical data, our antibody candidates are derived from emerging technologies and, consequently, there are significant risks that such technologies may ultimately fail to identify commercially viable drugs to treat human patients with cancer or other diseases.

New data from our research and development activities could modify our strategy and result in the need to adjust our projections of timelines and costs.

Because we are focused on novel technologies to develop antibody candidates for cancer immune modulators, our research and development activities involve the ongoing discovery and generation of new data, based on which we determine next steps for a relevant program. We monitor the likelihood of success of our initiatives and we may need to discontinue funding of such activities if they do not prove to be commercially feasible. For example, our new CTLA-4 antibody is expected to face competing antibodies and other therapeutics agents for immune-oncology treatment, which may prove to have sufficient clinical effect and, as a result, eliminate the need for a new CTLA-4 antibody. Moreover, despite showing favorable pre-clinical data, our product candidates may be inferior to existing products, or may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit commercial use.

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

Our antibody product program is in early development stage. While we have screened a new CTLA-4 antibody which shows favorable pre-clinical characteristics, it will be first evaluated to allow initial clinical trials for U.S. Food and Drug Administration (FDA) approval only in several years. We may fail to penetrate the markets because of competition from major pharmaceutical and specialized biotechnology companies that already have FDA approved antibody products, including CTLA-4 antibodies, pursue clinical trials for additional cancer indications with combinations of new immune therapy antibodies and existing drugs and that are engaged in clinical development of product candidates directed at the same or at similar cancer immune modulators and treat similar cancer indications. Our competitors have greater development, manufacturing, sales, marketing, financial and human resources and have more experience than we do.

A number of antibodies that address cancer immune modulators have obtained FDA approvals and are offered on the market, including the following:

•	Bristol-Myers Squibb’s ipilimumab, an anti-cytotoxic T-lymphocyte-associated protein 4 (CTLA-4) antibody, was FDA approved in 2011 for the treatment of melanoma, a type of skin cancer;

•
Merck’s pembrolizumab, an anti programmed cell death protein 1 (PD-1) antibody, was FDA approved in 2014 for the treatment of melanoma, and since then it was approved for a number of additional cancerous indications; and

•
Bristol-Myers Squibb’s nivolumab, an anti PD-1 antibody, was FDA approved in 2014 for the treatment of unresectable or metastatic melanoma patients, and since then it was approved for a number of additional cancerous indications.

In addition, in 2016 and 2017, two anti-programmed cell death protein ligand 1 (PD-L1) antibodies were FDA approved for the treatment of cancer indications that were not previously approved for PD-1 antibodies:

•	Roche Genentech's atezolizumab, for treatment of urothelial carcinoma (primarily bladder cancers) for a sub-group of locally advanced or metastatic condition; and

•	Pfizer's and Merck KGaA's joint program of Avelumab, for a sub-group of patients with metastatic Merkel cell carcinoma (MCC).

To date, the FDA approvals for pembrolizumab, nivolumab, atezolizumab and avelumab were expanded to treat several additional clinical indications, resulting in a significant increase of patients using these antibodies. Additional clinical indications for these antibodies are in trials. In addition, in 2018, the FDA approved AstraZeneca Medimmune's durvalumab, an antibody that binds to PD-L1, for a sub-group of stage III non-small cell lung cancer (NSCLC) patients. Additional antibodies that target cancer immune modulators which are in clinical development include, without limitation, AstraZeneca Medimmune's anti-CTLA-4 and an anti-PD-1 antibody, Novartis' anti-PD-1 antibody, Sanofi and Regeneron’s joint program's anti-PD-1 antibody and Agenus' anti-CTLA-4 and anti-PD-1 antibodies.

Numerous clinical trials for cancer treatment using new antibodies that target the modulation of additional immune targets have commenced. The clinical success of PD-1 and, to a lesser extent, CTLA-4 antibodies drive this effort, which is expected to increase. In addition, there are approved as well as advanced clinical trials for other agents like T-cell modulators and cancer vaccines that trigger an immune response against cancer cells. In certain cancer indications, these agents resulted with superior clinical efficacy over antibody treatment and other agents targeting immune modulations.

In addition, there are numerous pre-clinical programs pursued by biotechnology and pharmaceutical companies and academic centers for the development of antibodies that target the same or other cancer immune modulators as our antibody program. Specifically, Merck recently initiated a clinical trial for the combination treatment of a range of solid cancer indications with its new CTLA-4 antibody and pembrolizumab. In addition, several biotechnology companies released their plans to initiate in 2018 clinical trials for their new CTLA-4 antibodies.

There is no assurance that our CTLA-4 antibody products in pre-clinical stage of development will be able to compete with the above antibodies and other therapeutic agents, alone or in combination with other agents that trigger a superior immune response, specifically with the products that are expected to have an established market presence and clinical track record for several years prior to our having an FDA approved product addressing immune cancer modulators, even if any of our in-development products ultimately obtains FDA approval.

Accelerated FDA approval protocols used to allow clinical use for cancer immune modulator agents are expected to increase competition in this area.

Since the clinical effects of antibodies directed at cancer immune modulators in certain cancer indications proved to be superior compared to current treatments, the FDA has used accelerated approval protocols for such products. For example, the FDA approvals of Merck’s and Bristol-Myers Squibb’s PD-1 cancer immune antibodies in 2014 and 2015, as well as Roche Genentech's, Pfizer's and Merck KGaA's joint program of PD-L1 cancer immune antibodies in 2016 and 2017, were granted pursuant to an accelerated and priority review program, which provides for an expedited review of drug candidates that treat serious conditions and, once approved, would significantly improve safety or effectiveness in the treatment of a serious condition. Such approval protocols are expected to increase competition for our antibody development program, with accelerated launches of new agents for the treatment of cancer through the modulation of immune modulations and other comparable technologies.

Manufacturing products resulting from our antibody program may cause delays, increased costs, or loss of revenues.

Our antibody program will require substantial development and investment in manufacturing. Since the project is still in preclinical stage, we have not initiated the development process required to manufacture antibody candidates under Good Manufacturing Practice (GMP). We intend to utilize consultants and advisors to assist advancing these operations. We intend to rely on contract manufacturing organizations, or CMOs, and contract research organizations, or CROs, to support our antibody programs which would cause us to incur additional costs and risks. In addition, since the manufacturing process by a CMO or a CRO is complex and includes several distinct milestones over the course of over a year, there are  risks that the schedule and cost through completion of GMP manufacturing will be subject to delays and additional expenses.

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

We fund early-stage biotechnology projects. Currently, our antibody project is the sole project that we are promoting. Since this project is at a pre-clinical stage, the risk of loss is high.  In 2016 and 2017, we invested $601,000 and $678,000, respectively, in research and development in our antibody project with Yeda, and the expenses required to advance this project are expected to increase significantly. There is no assurance that this project will ultimately succeed or that we will be able to recoup our investment in this project or any other project.

Our shareholders will be subject to dilution of the value of our shares if we issue newly issued securities, enter into a strategic transaction regarding any of the technology projects or conduct a business combination.

In order to pursue the funding of early stage technology and pre-clinical projects, we will need a significant amount of cash. It is most likely that we will issue new securities or enter into a strategic transaction involving any of our technology projects, or a business combination. Each alternative is likely to involve the issuance of a significant number of additional shares or transferring certain rights in technology projects to a strategic party. Depending upon the amount of funds we raise in any such equity financing or strategic partnership, the value of the assets acquired in such transaction or the funds raised from a strategic partner in return for rights in any of our technology projects, will likely result in a significant decrease of the per-share value of our ordinary shares.

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

Current global financial conditions have been characterized by increased volatility. Oil and other commodity prices are subject to fluctuations, affecting global stability. In addition, in the past several years, several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Accordingly, credit was constricted in recent years, and may likely remain so and even worsen. In addition, there are concerns regarding weak European Union member countries, which may lead to weaker global consumer demand. These factors may have a negative impact on our financial condition and share price, which may impact our ability to obtain financing and other sources of funding in the future on terms favorable to us, if at all. If such increased levels of volatility continue, it may materially adversely affect our results of operations.

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

We invest the majority of our cash on hand in bank deposits and financial instruments. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment. This would harm our financial condition.  For information on the types of our investments as of December 31, 2017, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk - Interest Rate Risk Management”.

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

We are incorporated and headquartered in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon). Recent political events and continuous unrest in various countries in the Middle East and Northern Africa, including Syria, have shaken and continue to impact the stability of those countries, enabling the development of extremist groups. In addition, Iran has threatened to attack Israel and is believed to be developing nuclear weapons.  Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us. We cannot predict the effect on us of the increase in the degree of terror attacks against Israel, political instability in the region or military action elsewhere in the Middle East.  Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and Israeli companies as a result of an actual or feared increase in hostilities or due to disagreement with Israel’s policies. This may also seriously harm our operating results, financial condition and the ability to expand our business.

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

Our ordinary shares are traded on the OTCQB. The market for shares quoted on the OTCQB is significantly less liquid than that for shares listed on national stock exchanges, such as the Nasdaq Stock Market, where we do not meet the listing criteria. This makes it more difficult for our shareholders to effect transactions with their shares at desired prices and amounts and is likely to have the quoted share price be subject to a wide range between the sell and actual buy prices, resulting with high costs to our shareholders. In addition, major retail U.S. banks have implemented internal policies not to allow holdings of OTC shares, due to their low liquidity and low confidence in their market price indications. Holders of our shares are therefore restricted to holding and transferring our shares via lower-tier and virtual electronic banks. This policy may expand to other banks, which would result in even more stringent limitations on holding and trading of our shares.

The market price of our ordinary shares is subject to fluctuations.

The market value of our ordinary shares has fluctuated over time, not necessarily in connection with the performance of our business. The following factors, among others, may significantly impact the market price of our ordinary shares:

•	our company's releases regarding developments in our business and key financial results;

•	industry developments, including business developments of competitors and FDA policy and drug evaluation announcements;

•	extremely low trading volume of our ordinary shares;

•	political, economic or other developments affecting Israel;

•	global economic and other external factors; and

•	quarter-to-quarter fluctuations in our financial results.

Our major shareholders may be able to control us.

Aviv Boim, our CEO, beneficially owns approximately 27.8% of our outstanding ordinary shares (including 1,898,671 shares, or 16.1% of our outstanding ordinary shares, issuable upon the exercise of options at an exercise price of $1.01 per share), Steven N. Bronson beneficially owns approximately 15.2% of our outstanding ordinary shares, Eric Paneth, one of our directors, beneficially owns approximately 11.7% of our outstanding ordinary shares, and Izhak Tamir, our Chairman of the Board, beneficially owns approximately 10.7% of our outstanding ordinary shares. In addition, Mr. Boim holds unvested options to purchase 391,996 ordinary shares exercisable at a price of $1.01 per share, which represent approximately 3.2% of our outstanding ordinary shares on a fully diluted basis. These options are subject to partial accelerated vesting upon the termination of employment, except termination for cause, and to full accelerated vesting upon termination of employment following a change of control of our company. Currently, none of these holders is a party to a shareholders agreement. However, if these shareholders (or a combination thereof) act together, they effectively may have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. The combined equity interest of these holders may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or more of them.

Our shareholder bonus rights plan may delay, prevent or make more difficult a hostile acquisition of Tikcro, which could depress our share price.

In September 2005, we adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed to our shareholders. The term of the plan, as amended, expires on December 31, 2025.  These rights generally will be exercisable and transferable apart from our ordinary shares ten business days after a person or group acquires beneficial ownership of 15% or more of our ordinary shares, or commences a tender or exchange offer upon consummation of which that person or group would hold such a beneficial interest. Once these rights become exercisable and transferable, the holders of rights, other than the person or group triggering their transferability, will be generally entitled to purchase our ordinary shares at a discount from the market price. In addition, the Board may exchange the rights (other than rights owned by the person or group triggering their transferability), in whole or in part, at an exchange ratio of one ordinary share per right (subject to adjustment). While these rights remain outstanding, they may make an acquisition of us more difficult and result in delaying or preventing a change in control of Tikcro. On November 20, 2012, Mr. Steven N. Bronson filed a Statement on Schedule 13D reflecting beneficial ownership of 1,500,094 of our ordinary shares, or 16.9% of our outstanding ordinary shares as of that date, thereby crossing the 15% ownership threshold. Currently, Mr. Bronson's shares represent 15.2% of our outstanding ordinary shares. We have deferred the "Distribution Date" under the bonus rights plan to the close of business on the 30th business day following the termination of a standstill and confidentiality agreement that we entered into with Mr. Bronson, which shall remain in effect until terminated by either party.

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

Principal Capital Expenditures

In 2015, 2016 and 2017, we had capital expenditures of $25,000, $129,000 and $0, respectively. Our capital expenditures were to purchase laboratory equipment for our business, and we plan to continue purchasing laboratory equipment from time to time as necessary. In 2017, our capital expenditures to purchase laboratory equipment was fully offset by the proceeds we generated from the sale of our Biocancell shares.

B. Business Overview

General

Since 2014, we pursue an early stage biotechnology project generating new antibodies for cancer treatment addressing immune modulation. This project is based on certain technology from the Weizmann Institute of Science in Israel. This project  promotes a new immunization approach for the generation of antibodies targeted at immune modulators which are expected to have superior selectivity and blocking capabilities and, as a result, are expected to effectively modulate the immune system. This project currently focuses on the cornerstone of immune modulators which have been clinically validated, as well as on new emerging immune pathways, including  anti-cytotoxic T-lymphocyte-associated protein 4 (CTLA-4) and its binding group of ligands. In 2017, we were successful in developing a full human CTLA-4 antibody with certain favorable pre-clinical characteristics over its references.  It is in in-vitro and animal trials. For other targets, numerous cycles of animal immunization and clone selection processes are on-going, in an effort to generate a short list of candidates of antibodies to proceed to further validation.

We intend to increase the amounts we spend for research and development and general expenses required to promote this project through additional development milestones and, to a lesser extent, to pursue other technology projects by continuing the selection of technology projects with academic centers.

Antibody Project - Cancer Immune Treatment

General Market Description, Drivers and Growth

Following extensive research and clinical trials in this area, advances in cancer treatment emerged since 2011 as the FDA approved therapeutic monoclonal antibodies targeting certain receptors, facilitating immune responses against cancers. These antibodies, known as blocking antibodies, or neutralizing antibodies, which have a therapeutic application in stimulating the immune system against tumors by blocking interactions of the targeted protein with other binding partners.

Specifically, in 2011, and since 2014, six new blocking antibodies were approved for treating cancer through the modulation of immune pathways. Of them, five antibodies were approved for PD-1 and PD-L1 immune modulators and one antibody was approved for CTLA-4; PD-1 is a receptor, and PD-L1 is one of its ligands of the same immune modulator. These treatments have not only led to increased survival periods for many patients with certain forms of late stage cancer, but are leading to apparent cures in a minority of patients with advanced metastatic cancer of melanoma. However, clinical data suggests that the majority of the patient population in a number of indications has not responded to such treatments. Also, some of the responders have incurred recurrences. Also, adverse toxicity side effects were observed in a relatively large portion of the patients, which required simultaneous treatment with suppressive therapeutic agents to counter the effects triggered by the immune system over healthy cells.

In 2011, the FDA approved the first antibody that targets an immune modulator CTLA-4, for the treatment of advanced melanoma cancer. In late 2014 and 2015, the FDA approved two additional antibodies targeting a different immune modulator, PD-1, to treat certain cancer indications. In 2016 through 2018, following successful limited clinical results, the FDA approved three additional antibodies targeting PD-L1, the ligand of PD-1, for the treatment of cancer indications that were not previously approved for PD-1 antibodies. Positive encouraging clinical results were first reached with the treatment of cancer patients in advanced stage of melanoma cancer and since then FDA approval was granted for several cancerous indications, including the treatment of certain sub-types of lung cancer, late stage renal cell, head and neck, Hodgkin lymphoma, Merkel cell and urothelial carcinoma. These antibodies address a considerable cancer patient population, which is expected to increase as additional clinical indications are in clinical trials, for earlier lines of treatment, combination treatments and new cancer indications.

Industry-wide revenues from the aggregate sale of blocking CTLA-4, PD1 and PD-L1 increased significantly, from $1.3 billion in 2014, to $2.6 billion in 2015, $6.3 billion in 2016 and $10.5 billion in 2017. Substantially all this recent revenue growth was derived from PD1 antibodies, while revenues from the single CTLA-4 antibody reached a stable level. Industry analysts estimate a further significant increase of revenues from immune modulator antibodies in the coming years, as well as from other therapeutic approaches targeting immune system modulators for the treatment of cancer. While it is likely that revenues from PD1 and PD-L1 antibodies will further increase, there are several combination treatments with such antibodies which might eliminate the use of a CTLA-4 antibody, mainly due to immune-related adverse effects. However, long term efficacy analysis for a combination treatment is still lacking to have a complete comparison.

In an effort to improve the therapeutic benefit of such immune modulation agents, it is likely that more specifically designed antibodies with improved functional qualities will allow for a lower therapeutic dose and for an increasing therapeutic effect while reducing adverse side effects.

The Therapeutic Need

Immune pathways are processes that regulate immune responses within the body. The modulation of such pathways contribute to rapid activation of the immune system, on the one hand, and, on the other hand, trim down the immune response when threats are eliminated and limit the immune response to minimize damage to unimpaired tissues.

There are numerous immune pathways, with their receptors and ligands expressed on various cell types involved in immune responses. As scientific tools and industry resource allocation into this scientific area have increased, more data on each pathway, its receptors and ligands, effects on various cells of the immune system, as well as data on new cancer pathways, are being discovered. While in healthy conditions these pathways work well to control our immune responses, in certain indications, these pathways are manipulated through their respective receptors or ligands, and intensify cancer and auto-immune diseases. While cancer should be recognized by the immune system as “non-self” and trigger potential immune control and destruction, in numerous indications it “hijacks” certain immune pathways to protect itself from detection and destruction by the body's immune system, resulting with continuous proliferation of the infected cells. The opposite phenomenon occurs with auto-immune diseases, with infected cells that “hijack” certain immune pathways to recognize healthy cells by the immune system as "non-self" and subject them to attack by the immune system.

The aim of our antibody development effort is to identify lead candidates of antibodies for the treatment of patients with cancer through the modulation of the immune system. This approach is driven by using research tools and customization that are expected to allow the generation, design and the first production of quality human monoclonal antibodies with high selectivity and functional qualities. In comparison to antibodies that were recently FDA approved for the treatment of cancer through immune modulation, the goal is to have antibodies which result in better therapeutic outcomes, used alone or in combinations, leveraging the qualities of high specificity and functional parameters. By using such new antibodies under development, the therapeutic  aim is to partially disable the mechanisms that cancer cells employ to evade detection and destruction by the immune system. We have identified a lead CTLA-4 full human antibody candidate which targets of the immune system. It has  a promising binding affinity to its receptor, blocking qualities to its ligands and showed favorable tumor inhibition in a small-animal trial. It is going through further in-vitro trials and small-animal trials. If successful, this antibody candidate will need to undergo further in vivo animal trials, manufacturing scale-up and human clinical trials in order to apply for FDA and other regulatory approvals.

Our Strategy and Business Plan

We currently focus our efforts primarily on the identification, isolation through in-vivo immunization and pre-clinical verification of antibody drug candidates addressing immune pathways and further characterize these antibody candidates in in-vitro functional testing and through in-vivo small-animal trials.  We currently focus our efforts on a new antibody for CTLA-4 and have early discovery efforts for antibodies targeting other immune modulators. We do not have an animal facility for in-vivo trials, any clinical or commercial manufacturing or sales capabilities and plan to rely on sub-contractors and other third party entities for such capabilities. Once we identify and validate lead antibody candidates, we expect to use contract manufacturers for the manufacture of our product candidates. We intend to license to, or enter into strategic alliances with, larger companies in the biopharmaceutical field, which are equipped to manufacture, market and sell our products, if any, through their well-developed manufacturing capabilities and distribution networks.

Our strategy is to pursue the development of lead antibody candidates which:

•	allow superior selectivity, binding, blocking and functional qualities towards cancer immune modulators;

•	target difficult to generate classes of antibodies of immune cancer pathways which are biology-validated and structurally analyzed; and

•	bind exclusively as much as possible to immune modulators without interfering with suppressive modulators or other receptors or ligands.

This strategy aims to yield best-in-class antibody agents and cancer treatments that bind and block better the targeted immune modulator, functionally activate the immune system and also reduce toxicity and adverse side effects.

We intend to develop and commercialize antibody product candidates by continuing our existing arrangement with an academic collaborator, Yeda, the technology transfer arm of the Weizmann Institute, and by entering into new collaborations and to procure licenses to have additional building blocks that are required for an effective therapeutic agent.

To facilitate this project, in December 2014 we entered into a research and license agreement with Yeda. This agreement was expanded in 2015 for a multi-year term, and we have the right to continue the agreement for so long as we continue to fund the development of the project. In 2018, we amended the agreement to have equal ownership rights with Yeda in CTLA-4 antibodies which were derived under the agreement with our contribution. The agreement is for the development of new antibodies originating from a novel immunization approach which is under research at the Weizmann Institute addressing validated targets of cancer immune modulators. Under the agreement, we expect to provide funding for further research at the Weizmann Institute to develop certain antibodies selected and verified in pre-clinical trials. The antibodies may have high selectivity and binding qualities towards cancer immune modulators. Further research and development will be required to promote such antibodies as therapeutic candidates for immune modulation in oncology. We, alone or through sub-licensees, will have the right to obtain the research results and to pursue development through commercialization. The license consideration due from us to Yeda includes royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones. We expect to use contract manufacturers for certain pre-clinical selection processes and scale-up manufacturing of antibody candidates we develop. We currently do not have any clinical or commercial manufacturing or sales capabilities nor intend to have it.

We intend to periodically assess the development, commercialization and/or partnering strategies with respect to our lead antibody candidates based on several factors, including pre-clinical trial results, competitive positioning and funding requirements and resources. Our lead product candidate for a CTLA-4 antibody shows promising in-vitro binding and blocking qualities and small-animal trial results for tumor inhibition. It will require extensive additional pre-clinical trials, manufacturing scale-up, clinical trials and approvals from the FDA and other regulatory agencies, as well as acceptance in the marketplace, all of which are lengthy multi-year processes, which will take a decade or more.

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

The patent landscape in the field of therapeutic antibody development, optimization, manufacture and commercialization is crowded. For example, we are aware of third party patents directed to methods for identifying and producing therapeutic antibodies. We are also aware of third party patents directed at antibodies to numerous targets, including CTLA-4, for which we also seek to identify, develop, and commercialize antibodies. For example, some patents claim antibodies based on a target epitope of a receptor or ligand, competitive binding and blocking capabilities to certain receptors and ligands or an immune reaction,  some claim antibodies based on specifying sequence or other structural information, and some claim various methods of discovery, optimization, production or use of such antibodies. Pursuant to common patent protection and filing strategies, additional claims addressing the same invention are likely to be filed and be published over many years following the original patent filing date. This practice increases the uncertainty for future third party rights and limitations on our rights, with limitations appearing with retroactive effect on our inventions and antibody products. These or other third party patents could impact our freedom to operate in relation to the development, manufacturing and commercialization of antibodies identified by us as potential therapeutic candidates.

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

A number of antibodies that address cancer immune modulators have obtained FDA approvals and are offered on the market, including the following:

•	Bristol-Myers Squibb’s ipilimumab, an anti CTLA-4 antibody, was FDA approved in 2011 for the treatment of melanoma, a type of skin cancer;

•
Merck’s pembrolizumab, an anti PD-1 antibody, was FDA approved in 2014 for the treatment of melanoma for use following treatment with ipilimumab, and further in 2015 it was approved as a first line treatment before ipilimumab;

•
Bristol-Myers Squibb’s nivolumab, an anti PD-1 antibody, was FDA approved in 2014 for the treatment of unresectable or metastatic melanoma patients who no longer respond to other drugs, and it was approved as an adjuvant treatment for melanoma patients.

In addition, in 2016 and 2017, two anti PD-L1 antibodies were FDA approved:

•	Roche Genentech's atezolizumab, for treatment of urothelial carcinoma (primarily bladder cancers) for a sub-group of locally advanced or metastatic condition; and

•	Pfizer's and Merck KGaA's joint program of Avelumab, for a sub-group of patients with metastatic Merkel cell carcinoma (MCC).

To date, the FDA approval for pembrolizumab, nivolumab, atezolizumab and avelumab were expanded to treat several additional clinical indications, resulting in a significant increase of patients using these antibodies. Additional clinical indications for these antibodies are in trials. In addition, in 2018, the FDA approved AstraZeneca Medimmune's durvalumab, an antibody that binds to PD-L1, for a sub-group of stage III non-small cell lung cancer (NSCLC) patients.

Additional antibodies that target cancer immune modulators which are in clinical development include, without limitation, AstraZeneca Medimmune's anti-CTLA-4 and an anti-PD-1 antibody, Novartis' anti-PD-1 antibody, Sanofi and Regeneron joint program's anti PD-1 antibody and Agenus’ anti-CTLA-4 and PD-1 antibodies.

In addition, there are numerous pre-clinical programs by companies and academic centers for the development of antibodies that target the same cancer immune pathways as our program targets, as well as pre-clinical programs for the development of antibodies that address different cancer immune pathways. Recently, numerous earlier-stage clinical trials for cancer treatment using new antibodies that target the modulation of additional immune targets have commenced. The clinical success of PD-1 and, to a lesser extent, CTLA-4 antibodies drive the further expected increase in the number of such clinical trials. In addition, there are approved agents and advanced clinical trials for agents, such as cancer vaccines and T-cell modulators, that trigger an immune response against cancer cells. In certain cancer indications, these agents resulted with superior clinical efficacy over antibody treatment and other immune modulations.

We anticipate increased competition as new companies enter this market and scientific developments surrounding immunotherapy and other traditional cancer therapies continue to accelerate. There is no assurance that our antibody products will be able to compete with the above antibodies, specifically with anti PD-1, PD-L1 and CTLA-4 antibodies, which already have an established market presence and clinical track record for a considerable period of time, while our product-candidates are still in a pre-clinical stage, with many years ahead to our having FDA approved antibody products, if successful. Furthermore, other emerging immune modulators directly modifying T-cells may prove to be more efficient in treating cancer. In order to be successful, we need to offer major clinical advantages over the existing antibody products. Otherwise, we will likely not be able to raise the required resources and compete for market share.

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

 Historical Investment - BioCancell

In July 2008, pursuant to our strategy to fund biotechnology projects, we invested in BioCancell, a clinical-stage biopharmaceutical company headquartered in Israel and listed on the Tel Aviv Stock Exchange. To date, we have liquidated substantially all of that investment. BioCancell focuses on the discovery and development of novel therapies for treating solid cancer tumors. In exchange for our investment of $2.5 million we acquired from BioCancell in a privately negotiated transaction shares of its common stock for consideration of $0.5 million, and a four-year convertible note due June 2012 in the principal amount of $2.0 million. As part of the transaction we also received a five-year warrant. In July 2012, our convertible note in BioCancell was repaid in full, including accrued interest, in the total gross amount of approximately $2.5 million. In 2017, we sold the remaining shares we held of BioCancell, and as of December 31, 2017, we held no ordinary shares of BioCancell.

C. Organizational Structure

We do not have any significant subsidiaries.

D. Property, Plants and Equipment

We lease offices and a lab at the Kiryat Weizmann Science Park in Ness Ziona, Israel. The lease covers approximately 7,000 square feet, of which 3,500 square feet we sublease to third parties for substantially the same period. We were granted options to extend this lease through December 31, 2019.

ITEM 4A.        Unresolved Staff Comments

Not applicable.

ITEM 5.	Operating and Financial Review and Prospects

A.  Operating Results

Our operating and financial review and prospects should be read in conjunction with our audited financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Annual Report.

Overview

Our business plan focuses on promoting early stage biotechnology projects originated by Israeli universities and academic centers, through advanced stages of development. Since late 2014, we have been developing antibodies targeting immune modulators for therapeutic cancer treatment. In 2017, we were successful in generating a full human CTLA-4 antibody with favorable pre-clinical characteristics over its references.  This is a first validation of a new approach for immunization which results in blocking antibodies to targeted immune modulators with satisfactory selectivity. This approach allows for precise targeting of discontinued epitopes in their three-dimensional structure. Nevertheless, this project is at high risk to meet its development milestones. If successful, it is expected that additional significant amounts of funds to be invested over a long period will be required in order to advance product candidates through initial clinical trials and commercialization or, alternatively, to effect a strategic partnership, trade sale or sub-licensing transaction at an earlier development stage.

In 2015, 2016 and 2017, we recorded aggregate research and development expenses of $247,000, $601,000 and $678,000, respectively, related to biotechnology projects. In December 2014, we entered into a research and license agreement with Yeda for the development of new antibodies for the treatment of cancer through the modulation of immune cancer pathways. This agreement was amended in 2015 to extend the term for several years. From late 2015 through 2016, we recruited research and development staff, opened an office and laboratory site and established a working-condition biotechnology development facility, in order to advance this antibody project to a higher scale selection and validation stage. The increase in research and development expenses in 2017 was mainly due to an increase in the purchase of laboratory materials and salaries, offset in part by a decrease in investment in the Yeda agreement, contracting services and purchase of laboratory equipment and materials.

On December 31, 2015, we completed a private placement of 980,000 ordinary shares, constituting 9.9% of our outstanding shares post-closing. The price per share was $0.615, and the total proceeds were approximately $600,000.  In 2015, we had financial expenses, net of $29,000, mainly from the devaluation of our investment in BioCancell shares. In 2016, we had financial expenses, net of $3,000. In 2017, we had financial income, net of $45,000 mainly from the evaluation of our investment in BioCancell's shares, which we sold in 2017.

In 2015, 2016 and 2017, we had an operating loss of $856,000, $1,277,000 and $1,296,000, respectively, mainly from research and expenses and general and administrative expenses.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles.

For additional information regarding our significant accounting policies please refer to Note 2 of our financial statements as of December 31, 2017 included in this Annual Report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical.  These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances.

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

Our holding in BioCancell's shares of common stock is based on quoted prices in an active market. We liquidated that investment in 2017.

Results of Operations

The table below sets forth, for the periods indicated, financial data (in thousands of dollars) which we believe to be significant in analyzing our results of operations.

	2015	2016	2017
	(Dollars in thousands)
Statement of Operations Data:
Research and development	$247	$601	$678
General and administrative expenses, net	609	676	618
Operating loss	(856)	(1,277)	(1,296)
Financial income (expenses), net	(29)	(3)	45
Income (loss) before taxes	(885)	(1,280)	(1,251)
Net income (loss)	$(885)	$(1,280)	$(1,251)

Research and development expenses. In  2015, 2016 and 2017, we had expenses of $247,000, $601,000 and $678,000, respectively, mainly for research and development in our antibody project, which included mainly salaries, laboratory materials, depreciation of laboratory equipment and amounts paid in relation with our Yeda agreement.

General and administrative expenses. General and administrative expenses increased from $609,000 in 2015 to $676,000 in 2016, mainly due to an increase in non-cash employee compensation and net expenses related to a lease agreement, which was offset by a decrease in legal and related expenses. In 2017, general and administrative expenses decreased to $618,000 mainly due to a decrease in non-cash employee compensation. Financial income, net.  Financial income consists primarily of mark-to-market of the investment in BioCancell. In 2015, our financial expense consisted primarily of the mark-to-market adjustment of securities of BioCancell in the amount of $36,000. In 2016, we had insignificant financial expenses of $3,000. In 2017, our financial income of $45,000 consisted primarily from the income from the sale of our BioCancell shares.

Tax.  We did not have tax expenses in 2015, 2016 or 2017.

Net loss.  In 2015, we had a net loss of $885,000 as a result of financial expenses in the amount of $29,000 and an operating loss in the amount of $856,000. In 2016, we had a net loss of $1,280,000, mainly as a result of our operating loss of $1,277,000. In 2017, we had a net loss of $1,251,000 mainly as a result of our operating loss of $1,296,000, offset by financial income of $45,000.

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

We may have from time to time expenses denominated in new Israeli shekels. Such expenses would decrease as a result of a devaluation of the new Israeli shekel in relation to the U.S. dollar. In 2015, the change of value of the U.S dollar against the NIS was insignificant. In 2016 and 2017, the value of the U.S dollar decreased against the NIS which caused our NIS denominated expenses to increase. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the new Israeli shekel against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	NIS-USD Devaluation Rate	Israel Inflation Adjusted f or Devaluation
2013	1.8	(7.0)	8.8
2014	(0.2)	12.0	(12.2)
2015	(0.8)	0.3	(1.1)
2016	(0.4)	(1.5)	1.1
2017	0.4	(9.8)	10.2

B. Liquidity and Capital Resources

We had working capital of $8.5 million as of December 31, 2015, $7.4 million as of December 31, 2016 and $6.3 million as of December 31, 2017. We believe that we have sufficient working capital for at least the next 12 months.

In 2015, we had a net loss of $885,000 and we used $740,000 of cash for operations.  In 2016, we had a net loss of $1,280,000 and we used $924,000 of cash for operations. In 2017, we had a net loss of $1,251,000 and we used $977,000 of cash for operations. We used a net amount of $25,000, $210,000 of cash in investment activities in2015, and 2016, respectively. In 2017, we did not have any cash flow from investing activities . In 2016, an amount of $81,000 of our investment activity was used for the deposit of restricted cash in connection with a lease agreement.

On December 31, 2015, we completed a private placement of 980,000 ordinary shares, constituting 9.9% of our outstanding shares post-closing for the total proceeds of $603,000, which comprised the net cash we received from financing activities. In 2016 and 2017, we did not have any cash flow from financing activities.

C. Research and Development, Patents and Licenses

Research and development expenses include salaries, contracting services, equipment and material for our early-stage antibody development project and are charged to the statement of operations, as incurred.

D. Trend Information

None.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments as of December 31, 2017.

	Payments Due by Period (U.S. dollars in thousands)
Contractual Commitments as of December 31, 2017	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Sub-contracting research services	75	75	-	-	-
Operating lease (*)	140	140	-	-	-
Total	215	215	-	-	-

_____________
(*) The Company sub-leased a substantial portion of the lease area and as a result a significant portion of these amounts are due to the Company by the sub-lessees.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of April 20, 2018:

Name	Age	Position
Izhak Tamir	65	Chairman of the Board
Eric Paneth	67	Director
Liat Hadad	46	External Director
Rami Skaliter	60	External Director
Aviv Boim	50	Chief Executive Officer

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

B. Compensation

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (five persons) who served in the capacity of director or executive officer in the year ended December 31, 2017, was approximately $213,000. The foregoing amounts consist of the fees paid to our directors and our chief executive officer. In 2017, our statutory external directors were paid cash compensation of NIS 60,000 (approximately $15,600) per year and NIS 2,009 (approximately $520) per meeting in accordance with applicable regulations. Mr. Paneth, as a member of board and our compensation committee, is paid the fixed amounts under applicable regulations, which is NIS 27,080 (approximately $7,000) per year and NIS 1,722 (approximately $450) per meeting.  Mr. Tamir, as our Chairman of the Board, is paid NIS 37,000 (approximately $9,600) per year and 2,400 (approximately $625) per meeting.

The table below reflects the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2017. This group consists of our Chief Executive Officer, who is our only officer, and our four directors.

For purposes of the table below, “compensation” includes salary cost, director fees, bonuses, equity-based compensation and social benefits. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2017.

The amounts set forth in the table below are given in thousands of U.S. Dollars.

Name and Position	Salary Cost (1)	Director Fees	Bonus	Equity-Based Compensation(2)	Total
Aviv Boim, CEO	150	--	--	155	305
Izhak Tamir, Chairman	--	13	--	--	13
Eric Paneth, Director	--	10	--	--	10
Rami Skaliter, External Director	--	20	--	--	20
Liat Hadad, External Director	--	20	--	--	20
____________________

(1)	Salary cost includes Mr. Boim's gross salary plus customary payment of social benefits made by the Company on his behalf.

(2)
Represents the equity-based compensation expenses recorded in the Company's financial statements for the year ended December 31, 2017 based on the fair value of the applicable securities on the date of grant thereof, in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 7(b) to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2017.

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

D. Employees

We have four employees as of the date of this filing, and had four employees as of December 31, 2016 and two employees as of December 31, 2015.

E. Share Ownership

As of March 31, 2018, Mr. Aviv Boim beneficially owned 3,273,958 ordinary shares, or approximately 27.8% of our outstanding ordinary shares, Mr. Eric Paneth beneficially owned 1,156,602 ordinary shares, or approximately 11.7% of our outstanding ordinary shares, and Mr. Izhak Tamir beneficially owned 1,061,701 ordinary shares, or approximately 10.7% of our outstanding ordinary shares. Mr. Boim's beneficial ownership includes 1,898,671 shares issuable upon the exercise of options that are vested as of March 31, 2018 or 60 days thereafter. The options have an exercise price equal to $1.01 per share and expire on March 25, 2025.  None of our other directors beneficially owns 1% or more of our outstanding ordinary shares.

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

As of March 31, 2018, there were outstanding options to purchase a total of 2,290,667 ordinary shares held by our Chief Executive Officer. No other options were held by our office holders.

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

Identity of Person or Group	Amount Owned	Percent of Class(1)
Aviv Boim(2)	3,273,958	27.8%
Steven N. Bronson(3)	1,500,094	15.2%
Eric Paneth	1,156,602	11.7%
Izhak Tamir	1,061,701	10.7%
_______________
(1)	Based on 9,878,861 ordinary shares outstanding on March 31, 2018.
(2)	Includes 1,898,671 shares issuable upon the exercise of options, at a price of $1.01 per share, that are vested as of March 31, 2018 or 60 days thereafter.
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

As of April 22, 2015, Mr. Aviv Boim beneficially owned 885,287 ordinary shares, constituting 9.9% of our outstanding shares. The change reflected above takes into account the vesting of options granted in March 2015 and a private placement in December 2015, which are described elsewhere in this Annual Report.

As of April 23, 2018, there were 34 holders of record of our ordinary shares in the United States who collectively held approximately 60% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since most these ordinary shares were held of record by brokers or other nominees.

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

B. Significant Changes

No significant change has occurred since December 31, 2017, except as otherwise disclosed in this Annual Report.

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

Calendar Year	Price Per Share
	High	Low

2013	$0.75	$0.45
2014	0.61	0.46
2015	0.74	0.47
2016	0.64	0.25
2017	0.50	0.30

Calendar Quarter
2016
First Quarter	0.54	0.37
Second Quarter	0.56	0.37
Third Quarter	0.64	0.34
Fourth Quarter	0.48	0.25
2017
First Quarter	0.35	0.33
Second Quarter	0.34	0.33
Third Quarter	0.50	0.33
Fourth Quarter	0.42	0.30
2018
First Quarter	0.42	0.30

Monthly
October 2017	0.36	0.36
November 2017	0.36	0.36
December 2017	0.42	0.30
January 2018	0.42	0.30
February 2018	0.42	0.33
March 2018	0.34	0.30
April 2018 (through April 20, 2018)	0.34	0.31

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

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the U.S. federal alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws or U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary is directed only to U.S. Holders that hold our ordinary shares as “capital assets” within the meaning of Section 1221 of the Code and does not address the considerations that may be applicable to particular classes of U.S. Holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, partnerships or other pass-through entities, partners or other equity owners in partnerships or other pass-through entities, expatriates or former long-term residents of the United States, U.S. Holders whose functional currency is not the U.S. dollar, U.S. Holders who have elected mark-to-market accounting, U.S. Holders who acquired our ordinary shares through the exercise of options or otherwise as compensation, U.S. Holders who hold our ordinary shares as part of a “straddle,” “hedge” or “conversion transaction,” U.S. Holders selling our ordinary shares short, U.S. Holders deemed to have sold our ordinary shares in a “constructive sale,” U.S. Holders required to accelerate the recognition of any item of gross income with respect to our ordinary shares as a result of such income being recognized on an applicable financial statement, and U.S. Holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares. If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.

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

Treatment of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Status,” for U.S. federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations -- Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. A noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 20% and also may be subject to the additional tax on “net investment income” described above in “Sale, Exchange or Other Taxable Disposition of Ordinary Shares.” For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements, there is no obligation to make related payments with respect to positions in substantially similar or related property, and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 20% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.”

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

Based on the composition of our gross income, the composition and value of our gross assets and the amount of our liabilities during each year since 2003, we believe that we are likely to be treated as having been a PFIC in each such year, including 2017.  There also can be no assurance that we will not be deemed a PFIC in 2018 or any other future tax year.

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

Information Reporting and Backup Withholding

Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding tax at a rate which currently is 24%.  Information reporting will not apply, however, with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations.  In addition, backup withholding will not apply to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and other required certifications. U.S. Holders required to establish their exemption from backup withholding generally must provide a certification on U.S. Internal Revenue Service Form W-9 (or substitute form). A non-U.S. holder will be required to provide a certificate of non-U.S. status on an appropriate IRS Form W-8. The backup withholding tax is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service.  U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax. In 2017 and 2016, the corporate tax rate was 24% and 25%, respectively. The corporate tax rate for 2018 and thereafter is scheduled to be 23%.  Israeli companies are generally subject to capital gains tax at the corporate tax rate.

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

Starting with 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI) will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, for 2017 and thereafter the rate of High Income Tax will increase to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the CPI each year, which amounts to NIS 641,880 for 2018).

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

Interest Rate Risk Management

As of December 31, 2017, we had $6.44 million of cash and short-term investments, primarily all of which was linked to the U.S. dollar.

ITEM 12.	Description of Securities other than Equity Securities

None.

PART II

ITEM 13.	Defaults, Dividend Averages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of December 31, 2017. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our principal executive and financial officer. Based on this evaluation, our principal executive and financial officer has concluded that our disclosure controls and procedures are effective to alert him on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

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

Our management conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2017 and concluded that our internal control over financial reporting was effective as of December 31, 2017.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2017 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.      Audit Committee Financial Expert

Our board of directors has determined that we require one director with “financial and accounting expertise”, as defined under the Companies Law, and that Izhak Tamir has such expertise.  Mr. Tamir qualifies as an “independent director” under the Nasdaq Listing Rules.  Mr. Tamir is not a member of our audit committee and does not satisfy all the qualifications of an “audit committee financial expert”, as defined in Item 16A of Form 20-F, but we believe that his qualifications are sufficient for the scope and complexity of our operations.

ITEM 16B.      Code of Ethics

Our board of directors has adopted a Code of Ethics.  We will provide a copy of our Code of Ethics free of charge to any person who requests one. Such requests may be sent to Ms. Liat Hadad, the Chairperson of our Audit Committee.

ITEM 16C.      Principal Accountant Fees and Services

For 2016 and 2017, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The following table sets forth, for each of the years indicated, the fees paid to these accountants::

	Year Ended December 31,
	2016	2017
Audit Fees	$29,500	$39,500
Tax and other Fees	9,500	5,500
Audit related Fees	-	5,000
Total	$39,000	$50,000

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, consents and assistance with and review of documents filed with the SEC.

“Audit-Related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations.

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

TIKCRO TECHNOLOGIES LTD. By: /s/ Aviv Boim Aviv Boim Chief Executive Officer

Date:  April 30, 2018

Exhibit Index

Exhibit No.	Exhibit
1.1	Memorandum of Association, as amended (a)
1.2	Amended and Restated Articles of Association (a)
1.3	Amended and Restated Bonus Rights Agreement, dated as of April 30, 2015, between Tikcro Technologies Ltd. and American Stock Transfer & Trust Company, as Rights Agent (b)
4.1	Compensation Policy for Office Holders (c)
4.2	Tikcro 2003 Stock Option Plan, as amended (d)
4.3	Form of Share Purchase Agreement, dated as of December 23, 2015 (e)
8.1	List of Subsidiaries (d)
12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act (f)
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act (f)
14.1	Consent of Independent Registered Public Accounting Firm (f)
101.1	Interactive Data Files in XBRL format of the materials set forth in Exhibit 15.1 (g)
________________________

(a)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on April 30, 2013.

(b)	Incorporated by reference to Tikcro’s Report on Form 8-A/A filed with the Securities and Exchange Commission on April 30, 2015.

(c)	Incorporated by reference to Tikcro’s Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2013.

(d)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission on April 30, 2015.

(e)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on April 21, 2017.

(f)	Included herewith.

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

TIKCRO TECHNOLOGIES LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TIKCRO TECHNOLOGIES LTD.

Opinion on the Financial Statements
We have audited the accompanying balance sheets of Tikcro Technologies Ltd. ("the Company") as of December 31, 2017 and 2016, the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

           We have served as the Company‘s auditor at least since 2003.

Tel-Aviv, Israel
April 30, 2018

TIKCRO TECHNOLOGIES LTD.

BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2016	2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,426	$6,449
Restricted cash	81	113
Receivables and other financial asset	89	21

Total current assets	7,596	6,583

Property and equipment, net	136	125

Total assets	$7,732	$6,708

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	$237	$309

Total current liabilities	237	309

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY (Note 7):
Share capital -
Ordinary shares no par value - Authorized: 16,666,667 shares at December 31, 2016 and 2017; Issued: 11,325,912 at December 31, 2016 and 2017; Outstanding: 9,878,861 at December 31, 2016 and 2017.	-	-
Additional paid-in capital	147,645	147,800
Treasury shares, at cost, 1,447,051 Ordinary shares at December 31, 2016 and 2017	(1,065)	(1,065)
Accumulated deficit	(139,085)	(140,336)

Total shareholders' equity	7,495	6,399

Total liabilities and shareholders' equity	$7,732	$6,708

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share and per share data

	Year ended December 31,
	2015	2016	2017

Operating costs and expenses:

Research and development	$(247)	$(601)	$(678)
General and administrative expenses	(609)	(676)	(618)

Operating loss	(856)	(1,277)	(1,296)
Financial incomes (expenses), net (Note 10b)	(29)	(3)	45

Loss	$(885)	$(1,280)	$(1,251)

Loss per share:

Basic and diluted net loss per share	$(0.10)	$(0.13)	$(0.13)

Total comprehensive income (loss)	$(885)	$(1,280)	$(1,251)
Weighted average number of shares used in computing basic and diluted loss per share	8,839,965	9,878,861	9,878,861

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Outstanding		Additional			Total
	Ordinary shares		paid-in	Treasury	Accumulated	shareholders'
	Number	Amount	capital	shares	deficit	Equity

Balance at January 1, 2015	8,898,861	-	$146,721	$(1,065)	$(136,920)	$8,736
Issuance of share capital	980,000	-	603	-	-	603
Stock based compensation	-	-	120	-	-	120
Net loss	-	-	-	-	(885)	(885)
Balance at December 31, 2015	9,878,861	-	$147,444	$(1,065)	$(137,805)	$8,574

Stock based compensation	-		201	-	-	201
Net loss	-			-	(1,280)	(1,280)
Balance at December 31, 2016	9,878,861	-	$147,645	$(1,065)	$(139,085)	$7,495

Stock based compensation	-	-	155	-	-	155
Net loss	-	-	-	-	(1,251)	(1,251)
Balance at December 31, 2017	9,878,861	-	$147,800	$(1,065)	$(140,336)	$6,399

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2015	2016	2017
Cash flows from operating activities:

Loss	$(885)	$(1,280)	$(1,251)
Adjustments required to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property and equipment	46	60	64
Stock based compensation	120	201	155
Decrease (increase) in receivables and other financial assets	(63)	84	18
Profit from the sale of shares of Biocancell	-	-	(35)
Increase in current liabilities	42	11	72

Net cash used in operating activities	(740)	(924)	(977)

Cash flows from investing activities:

Proceeds from sale of BioCancell securities	-	-	85
Investment in restricted cash	-	(81)	(32)
Purchase of property and equipment	(25)	(129)	(53)

Net cash provided by (used for) investing activities	(25)	(210)	-

Cash flows from finance activities:
Issuance of share capital	603	-	-
Net cash provided by finance activities	603	-	-

Decrease in cash and cash equivalents	(162)	(1,134)	(977)
Cash and cash equivalents at the beginning of the year	8,722	8,560	7,426

Cash and cash equivalents at the end of the year	$8,560	$7,426	$6,449

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

A substantial portion of the Company's cash flow transactions is incurred in dollars. Investing activities and equity transactions are made in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and presentation currency of the Company is the dollar.

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

The Company applies ASC No. 825, "Financial Instruments" as of the date of the investment in BioCancell and elected to apply the fair value option to its investment. The primary reasons for electing the fair value option were simplification and cost-benefit considerations, as well as expansion of the use of fair value measurement being consistent with the FASB's measurement objectives for accounting for financial instruments. The losses and gains due to changes in fair value for items measured at fair value pursuant to election of the fair value option are included in statement of operation. Refer also Note 4.

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

Impairment of long lived assets:

Property and equipment subject to amortization are reviewed for impairment in accordance with ASC No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2017, 2016 and 2015 , no impairment losses were recorded.

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

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. In 2015 the Company granted options, see note 7. No options were granted in 2016 and in 2017. The Company grants restricted shares and values them based on the market value of the underlying shares at the date of grant.

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

The Company estimated the forfeiture rate based on historical forfeitures of equity awards and adjusted the rate to reflect changes in facts and circumstances, if any. The Company revised its estimated forfeiture rate if actual forfeitures differed from its initial estimates. Effective as of January 1, 2017, the Company adopted a change in accounting policy in accordance with Accounting Standards Update 2016-09, "Compensation Stock Compensation (Topic 718)" (“ASU 2016-09”) to account for forfeitures as they occur. The change has no impact on the Company's' Financial Statements.

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

The total number of options excluded from the calculation of the diluted net earnings (loss) per share, because they had anti-dilutive effect, for the years ended December 31, 2015, 2016 and 2017, were 2,357,334, 2,290,667 and 2,290,667, respectively.

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

Company shares held by the Company are recognized at cost of purchase and presented as a deduction from equity. The Company has not repurchased Ordinary shares in 2015, 2016 and 2017.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Recent Accounting Pronouncements:

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), whereby lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under ASU 2016-02, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is evaluating the potential impact of ASU 2016-02 on its consolidated financial statements and related disclosures.
The Company has not yet estimated the expected effect of this new guidance on its financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. This new guidance doesn't have a material impact on the Company’s financial statements.

In May 2017, the FASB issued ASU 2017-09, Stock Compensation – Scope of Modification Accounting, guidance that clarifies that all changes to share-based payment awards are not necessarily accounted for as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions or the classification of the award changes as a result of the change in terms or conditions. This guidance is effective prospectively beginning January 1, 2018. This guidance will apply to any future modifications. The Company does not expect this guidance to have a material impact on its financial statements.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820 and ASC No. 825, the Company measures its investment, (see also Note 4) at fair value.

The Company's financial assets measured at fair value on a recurring basis consisted of the following types of instruments:

As of December 31, 2017
Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Other financial assets	$-	$-	$-	$-

	As of December 31, 2016
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Other financial assets	$50	$-	$-	$50

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-        RECEIVABLES AND OTHER FINANCIAL ASSET

	December 31,
	2016	2017

Investment in shares of Biocancell	$50	-
Prepaid expenses	12	$12
Other	27	9

	$89	$21

In July 2008, the Company signed an agreement with BioCancell Therapeutics, Inc. ("BioCancell"), an Israel-based clinical-stage biopharmaceutical company, whose Common stock is listed on the Tel Aviv Stock Exchange. As part of the agreement, the Company provided funding to BioCancell, was entitled to appoint one member to BioCancell's board of directors and provided BioCancell with certain consulting services. The Company's investment was realized through the years and as of December 31, 2017, the investment was fully realized.

The Company undertook to pay a fee of 4% of the net realized profits from securities held in portfolio companies.

NOTE 5:-        PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2017

Cost:
Laboratory equipment	$252	$297
Office equipment	-	8
	252	305
Accumulated depreciation:
Laboratory equipment	$116	$179
Office equipment	-	1
	116	180

Depreciated cost	$136	$125

Depreciation expenses for the years ended December 31, 2015, 2016 and 2017 were $46, $60 and $64 respectively.

NOTE 6:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Directors and officers indemnification agreements:

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

The Company, as part of its business activities to support early stage development projects in the biotechnology area, signed in December 2014 an agreement with Yeda Research and Development Company Ltd. ("Yeda")for the development by the academic center of new antibodies originating from specified research at the academic center addressing identified targets of cancer immune modulators. Under the agreement, the Company undertook a funding obligation of further research at the academic center for the development of certain antibodies in pre-clinical selection and trials which may have high selectivity and binding qualities towards cancer immune modulators. Significantly additional development and clinical trials will be required to promote selected antibodies as therapeutic candidates for immune modulation in cancer treatment. Pursuant to the agreement, the Company alone or through sub-licensees, has the right to obtain the research results and to pursue further development through commercialization. The license consideration due from the Company to Yeda includes royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones. In the end of 2015 the Company extended the agreement with Yeda for additional years to cover and to address additional targets for cancer immune modulators. The Company undertook to pursue an additional funding of research to be performed by the academic center. Under the agreement, the Company is obliged for funding of a total amount of $75 in 2018.

The Company uses third party services in its research and development activities. The consideration due from the Company for such services includes future considerations which are linked to clinical and commercial milestones of drug-candidates derived from such services.

d.	Lease agreements

The Company entered into a lease agreement in the end of 2015, effective January 1, 2016.  Under the agreement the Company rented offices and lab at the Kiryat Weizmann Science Park in Ness Ziona, Israel. The Company was obliged to pay lease amounts of $215 per year for a period of 2 years. The Company sub leased a substantial portion of its rented area for a period corresponding to its main contractual obligations. Starting 2018, the Company extended the agreement for an additional year, decreased the rented area and in parallel decreased the sub leased area. Under the extended agreement, the Company is obliged to pay lease amounts of approximately $138 per year.

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

2.
No options were granted or exercised during 2016 and 2017. In 2015 2,290,667 options were granted. In 2016, 66,667 options were forfeited. As of December 31, 2017, an aggregate of 3,000,000 Ordinary shares of the Company were reserved for issuance under the plan.

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

The following is a summary of the Company's stock options transactions in 2017:

	Amount	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value *)

Options outstanding at beginning of year	2,290,667	$1.01	8.24	$-
Granted	-	-	-	$-
Forfeited	-	-	-	-

Options outstanding at end of year	2,290,667	$1.01	7.24	-

Options exercisable at end of year	1,768,000	$1.01	7.24	$-

*)	All options were out of the money as of December 31, 2017 and 2016 and their intrinsic value was considered as zero.

The total stock-based compensation expenses recognized in General and administrative expenses for the years ended December 2017, 2016 and 2015 were $155, $201 and $120, respectively.

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

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	TAXES ON INCOME

a.	Tax rates:

The Israeli corporate income tax rate was 24% in 2017, 25% in 2016 and 26.5% in 2015.

Effective January 1, 2018 the Israeli corporate income tax rate is 23%.

b.	Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2016	2017
Deferred tax assets:
Net operating loss and capital loss carry forward	$36,284	$40,551
Valuation allowance	(36,284)	(40,551)

Net deferred tax asset	-	-

Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax assets regarding the loss carry-forward will not be realized in the foreseeable future.

c.	Net operating losses carry-forward:

The Company has accumulated operating losses for tax purposes as of December 31, 2017 in the amount of approximately $34,988 (denominated in NIS), which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of approximately $130,014 (denominated in NIS), which may be carried forward and offset against capital gains.

d.	The main reconciling item from the statutory tax rate of the Company to the effective tax rate are valuation allowances provided for deferred tax assets.

e.	Tax reports filed by the Company in Israel through the year ended December 31, 2012 are considered final.

f.	As of December 31, 2015, 2016 and 2017, the Company did not have any unrecognized tax benefits or uncertain tax positions.

NOTE 9:-	RELATED PARTY TRANSACTIONS

A private placement for a total of 980,000 ordinary shares  was completed on December 31, 2015. The Company's Chief Executive Officer participated in this placement and purchased 490,000 ordinary shares for an aggregate purchase price of $ 301. See also note 6d.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Current liabilities:

	December 31,
	2016	2017

Director fees	$21	$48
Trade payables	20	61
Accrued expenses and other	196	200

	$237	$309

b.	Financial expenses, net

	Year ended December 31,
	2015	2016	2017

Financial expenses:
Loss from change in fair value of investment in BioCancell and sale of BioCancell shares	$(36)	$-	$-
Other	(2)	(15)	(3)

	(38)	(15)	(3)
Financial income:
Income from the sale of Biocancell shares	-	-	35
Other	9	12	13
	9	12	48

	$(29)	$(3)	$45