Form 20-F
period 2018-12-31
TIKCRO TECHNOLOGIES LTD
filed 2019-04-30
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,”  “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

TABLE OF CONTENTS

PART I	4

ITEM 1.	Identify of Directors, Senior Management and Advisors	4

ITEM 2.	Offer Statistics and Expected Timetable	4

ITEM 3.	Key Information	4

A.	Selected Financial Data	4

B.	Capitalization and Indebtedness	5

C.	Reasons for the Offer and Use of Proceeds	5

D.	Risk Factors	6

ITEM 4.	Information on the Company	20

A.	History and Development of the Company	20

B.	Business Overview	21

C.	Organizational Structure	27

D.	Property, Plants and Equipment	27

ITEM 4A.	Unresolved Staff Comments	27

ITEM 5.	Operating and Financial Review and Prospects	27

A.	Operating Results	27

B.	Liquidity and Capital Resources	31

C.	Research and Development, Patents and Licenses	32

D.	Trend Information	32

E.	Off-balance Sheet Arrangements	32

F.	Tabular Disclosure of Contractual Obligations	33

ITEM 6.	Directors, Senior Management and Employees	33

A.	Directors and Senior Management	33

B.	Compensation	35

C.	Broad Practices	36

D.	Employees	42

E.	Share Ownership	42

ITEM 7.	Major Shareholders and Related Party Transactions	43

A.	Major Shareholders	43

B.	Related Party Transactions	44

C.	Interests of Experts and Counsel	44

ITEM 8.	Financial Information	44

A.	Consolidated Statements and other Financial Information	44

B.	Significant Changes	44

ITEM 9.	The Offer and Listing	44

A.	Offer and Listing Details	44

B.	Plan of Distribution	46

C.	Markets	46

D.	Selling Shareholders	46

E.	Dilution	46

F.	Expenses of the Issue	46

ITEM 10.	Additional information	47

A.	Share Capital	47

B.	Memorandum and Articles of Association	47

C.	Material Contracts	53

D.	Exchange Controls	53

E.	Taxation	53

F.	Dividends and Paying Agents	64

G.	Statement by Experts	64

H.	Documents On Display	64

I.	Subsidiary Information	64

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	64

ITEM 12.	Description of Securities other than Equity Securities	65

PART II.	65

ITEM 13	Defaults, Dividend Averages and Delinquencies	65

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	65

ITEM 15.	Controls and Procedures	65

ITEM 16A.	Audit Committee Financial Expert	66

ITEM 16B.	Code of Ethics	66

ITEM 16C.	Principal Accountant Fees and Services	67

ITEM 16D.	Exemptions from Listing Standards for Audit Committees	68

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	68

ITEM 16F.	Change in Registrant’s Certifying Accountant	68

ITEM 16G.	Corporate Governance	68

ITEM 16H.	Mine Safety Disclosure	68

PART III	68

ITEM 17.	Financial Statements	68

ITEM 18	Financial Statements	68

ITEM 19.	Exhibits	68

PART I

Unless the context otherwise requires, “Tikcro,” “us,” “we” and “our” refer to Tikcro Technologies Ltd., an Israeli company. References to “U.S. dollars,” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. As of December 31, 2018, the exchange rate published by the Bank of Israel was NIS 3.748 per $1.00.

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

A. Selected Financial Data

We have derived the following selected financial data, with respect to the five years from 2014 through 2018, from the audited financial statements of Tikcro, which have been prepared in accordance with U.S generally accepted accounting principles.

The selected financial data set forth below as of December 31, 2017 and 2018 and for each of the years ended December 31, 2016, 2017 and 2018 are derived from our audited financial statements which are incorporated by reference into this Annual Report.

The selected financial data as of December 31, 2014, 2015 and 2016 and for the years ended December 31, 2014 and 2015 are derived from our audited financial statements which are not included in this Annual Report.

You should read the selected financial data together with Item 5 “Operating and Financial Review and Prospects” and our financial statements included elsewhere or incorporated by reference in this Annual Report.

We are developing a new anti-cytotoxic T-lymphocyte-associated protein 4, or CTLA-4, antibody for cancer treatment. It is in a pre-clinical stage and is advancing toward manufacturing scale-up. Pre-clinical results show that it has enhanced properties over marketed and other in-clinical development CTLA-4 antibodies. This antibody is a product of a collaboration which was first initiated in 2014 with Yeda Research and Development Company Ltd. ("Yeda"), the technology transfer arm of the Weizmann Institute of Science (the "Weizmann Institute") in Israel. We jointly developed new antibodies originating from specified research at the Weizmann Institute addressing receptors and ligands of the immune system for anti-cancer treatment. A novel immunization approach was used to generate antibodies with high selectivity and blocking qualities towards certain cancer immune modulators. We have equal ownership rights with Yeda in the CTLA-4 antibodies that were derived with our contribution. Please see Item 4.B “Business Overview” for more information.

	2014	2015	2016	2017	2018
	(Dollars in thousands)
Statement of Operations Data:
Research and development	$89	$247	$601	$678	$692
General and administrative expenses	348	609	676	618	766
Operating loss	$(437)	$(856)	$(1,277)	$(1,296)	$(1,458)
Financial income (expenses), net	(240)	(29)	(3)	45	53
Income (loss) before taxes	(677)	(885)	(1,280)	(1,251)	(1,405)
Net income (loss)	$(677)	$(885)	$(1,280)	$(1,251)	$(1,405)
Basic net earnings (loss) per share	$(0.08)	$(0.10)	$(0.13)	$(0.13)	$(0.14)
Diluted net earnings (loss) per share	$(0.08)	$(0.10)	$(0.13)	$(0.13)	$(0.14)
Number of shares used in computing basic net earnings (loss) per share	8,832,385	8,839,965	9,878,861	9,878,861	9,878,861
Number of shares used in computing diluted net earnings (loss) per share	8,832,385	8,839,965	9,878,861	9,878,861	9,878,861

	2014	2015	2016	2017	2018
	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,722	$8,560	$7,426	$6,449	$280
Short-term deposits	-	-	-	-	4,937
Restricted cash	-	-	81	113	78

Working capital	8,648	8,507	7,359	6,274	5,047
Total assets	8,920	8,800	7,732	6,708	5,447
Shareholders' equity	8,736	8,574	7,495	6,399	5,147
__________________

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

Risks relating to our business and industry

We currently conduct limited business activities pursuing pre-clinical antibody development in the biotechnology field, which may not be successful.

Our activities are limited to the promotion of early stage biotechnology projects. Since December 2014, we have focused on a project addressing new antibodies generated by an innovative immunization approach. In 2017, we were successful in developing a new full human CTLA-4 antibody which shows certain favorable pre-clinical characteristics over its references. In 2018, we characterized this antibody by in-vitro and in-vivo mice models and identified favorable physical and functional properties of a lead CTLA-4 antibody. Our development aim is to develop highly selective antibodies compared with antibodies resulting from currently known methodologies for generation and screening. Due to the pre-clinical stage of this project, we may not be successful in achieving additional research goals.

We are dependent on the success of a pre-clinical drug candidate, and we do not have any assurance nor can assess the likelihood that our drug candidates will successfully conclude the production process, animal toxicology trials, clinical trials through regulatory approval and be successfully commercialized.

Our operations have been limited to developing proprietary technology and obtaining pre-clinical data for a lead CTLA-4 antibody product candidate.  These operations provide a limited basis to assess our ability to continue to develop our technology, identify product candidates, develop and commercialize any product candidates and enter into collaborative arrangements with other companies on attractive commercial terms, as well to assess the advisability of investing in our securities. Each of these requirements will require substantial time, effort and financial resources.

The field of immune therapy for cancer treatment is going through a period of rapid growth and extreme competition.

In 2018, the U.S. Food and Drug Administration, or FDA, granted new approvals for the treatment of several additional cancer indications for existing immune modulator antibodies, mainly for antibodies blocking the PD-1/PD-L1 pathway and also for the CTLA-4 receptor. The new approved indications drive revenue growth for these antibodies, which are expected to continue to grow in 2019, with antibodies targeting PD-1/PD-L1 comprising the significant majority of this growth and with CTLA-4 comprising below 10% of it. Further significant revenue growth is expected through 2022. This clinical success fuels competitive efforts to bring new antibodies targeting additional pathways, including new antibodies with enhanced properties targeting PD-1/PD-L1 and CTLA-4, using a range of new technologies and capabilities. In addition, significant investments are being made by emerging biotechnology companies headquartered in China to develop immune oncology antibodies for both Western and Asian markets. These efforts may surpass the pre-clinical advantages which we showed so far.

Risks relating to our antibody program

Our antibody program addressing cancer immune modulators is in a pre-clinical development stage and there is no assurance that it will be successful.

Our antibody program is the only program that we are currently promoting. We generated a new full human functional CTLA-4 antibody and concluded a series of pre-clinical trials, which show enhanced properties in in-vitro and animal trials.  Going forward, we intend to focus our efforts on a lead antibody for CTLA-4 inhibition and advance it into manufacturing scale-up with an aim to reach an initial clinical stage. Advancing a pre-clinical development stage antibody into pharmaceutical development stage carries high risk. There is no assurance that we will be successful in this aim. Positive pre-clinical results and in-vivo animal studies may not necessarily be predictive of future clinical trials in humans. We can provide no assurances that pre-clinical toxicology and/or pre-clinical activity of our product candidates will support moving any of these product candidates into clinical development. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced in-vivo animal trials for toxicology, for example, and/or in clinical trials after achieving positive results in pre-clinical development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials nonetheless failed to obtain regulatory approval. Specifically, in-vivo animal trial models used to verify immunological agents pose high complexity since human immune systems vary considerably from small animal immune systems and from non-human primates, or NHPs, immune systems. Therefore, results from trials with small animals and from NHPs  may be a weak predictor for clinical results with humans. If we fail to produce positive results in NHP animal trials and in clinical trials of lead-candidate antibodies, our business and financial prospects would be materially adversely affected.

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

Because we are focused on novel technologies to develop antibody candidates for cancer immune modulators, our research and development activities involve the ongoing discovery and generation of new data, based on which we determine next steps for a relevant program. We monitor the likelihood of success of our initiatives and we may need to discontinue funding of such activities if they do not prove to be commercially feasible. For example, our new CTLA-4 antibody is expected to face competing CTLA-4 antibodies and other therapeutics agents for immune-oncology treatment, which may prove to have sufficient clinical effect and, as a result, eliminate the need for our new CTLA-4 antibody. Moreover, despite showing favorable pre-clinical data, our product candidates may be inferior to existing products, or may not be effective in treating any disease or may prove in advanced development stages to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit commercial use.

Our aim is to show improved therapeutic properties over an existing FDA approved CTLA-4 antibody. Our in-development CTLA-4 antibody may not prove to have improved efficacy or a better safety profile in clinical trials.

We pursue the development of a CTLA-4 antibody which shows enhanced properties in in vitro and by small animal trials. Pre-clinical antibody comparison with an existing CTLA-4 antibody may not correlate with results from clinical trials for efficacy and side effects in humans. If the properties of our antibody fail to show similar benefits in advanced development stages and in clinical trials, there will not be a commercial basis to pursue the development of our CTLA-4 antibody.

The existing anti CTLA-4 antibody, ipilimumab, is near a patent expiration date and a competitive pricing environment is expected.

The existing anti-CTLA-4 antibody ipilimumab is expected to reach expiration of patent protection in Europe and the United States between 2020 and 2022. Bio-generic companies have plans to bring to market off-patent versions of ipilimumab. We do not expect to file for a regulatory approval for marketing of our drug candidate before ipilimumab becomes off-patent. Therefore, with an expected increased competition for ipilimumab from bio-generic offerings, our new CTLA-4 antibody is likely to face an intensely competitive environment.

Recent clinical indications approved by the FDA for an anti-CTLA-4 antibody treatment are based on limited clinical data which may conflict with future clinical results.

An anti-CTLA-4 antibody has been approved by the FDA for sub-types of melanoma, renal cancer and colon cancer. The two last clinical indications were approved recently in 2018 in the United States and their approval is based on a limited set of clinical data. There is only limited experience for the treatment of CTLA-4 inhibition, its efficacy and side effects for the sub-types of renal cancer and of colon cancer. Certain of these FDA approvals are contingent upon verification and description of clinical benefit in confirmatory trials, which could show conflicting results. If any of the FDA approvals granted to these indications is dropped, the potential market for our CTLA-4 antibody may be reduced and negatively impact the commercial basis for its development.

All clinical approvals for an anti CTLA-4 antibody treatment are in combination treatment with a PD-1 antibody. It is likely to affect our clinical plan and commercial considerations.

The approvals of an anti CTLA-4 antibody for melanoma and sub-types of renal cancer and colon cancer are based on a combination treatment with a PD-1 antibody, namely, with nivolumab. In order to promote our new CTLA-4 antibody, we will need to either rely on a treatment combination with a PD-1 antibody or to target new clinical indications for a monotherapy or in combination with other drugs. We do not have a PD-1 antibody to use in combination. Neither of these approaches was trialed with our new antibody, and there is high uncertainty and risks associated with the clinical outcomes. If we elect to pursue a combination treatment with a PD-1 antibody or with other drugs, then we will need to negotiate commercial terms for a collaboration with third-parties. We may not be able to reach favorable terms for such a collaboration.

We rely, and expect to continue to rely, on third parties to conduct parts of our preclinical studies, our development for production and our NHP trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials or complying with applicable regulatory requirements.

We rely on third-party contract research organizations to conduct part of our pre-clinical studies, and we expect that our development for production and our NHP trials and clinical trials will be conducted only through third-party service entities. Our reliance on these third parties for research and development activities and for production reduces our control over these activities and increases the risks of successful completion. It also does not relieve us of our responsibilities to comply with certain regulatory protocols. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process, increase our expenses and increase the risk of earlier market launch of competing drugs. Switching or adding additional contract research organizations involves additional cost and requires management time and focus. As a result, delays could occur, which could compromise our ability to meet our desired development timelines.

Clinical drug development is expensive, time consuming and uncertain, and we may ultimately not be able to obtain regulatory approvals for the commercialization of antibody products.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the FDA, European Union, and EU Member State legislators and agencies, such as the European Medicines Agency, or EMA, and other non-U.S. regulatory authorities, which enforce regulations that differ from country to country. The production of our antibodies for clinical trials is required to follow Good Manufacturing Protocol, or GMP, which adds risks for a timely completion of this process. The manufacturing of antibodies is based on a biological process and is subject to risks such as low yields, lack of repeatability and contamination. We will not be permitted to market product candidates in the United States until we receive approval of a biologics license application, or BLA, from the FDA or in any other country until we receive marketing approval from applicable regulatory authorities outside the United States. Our in-development product candidates is in late pre-clinical stages but is subject to the risks of failure inherent in drug development. We do not have a production process in place which follows GMP guidelines and have not submitted an application, or received marketing approval, for any product candidates. Obtaining approval of a BLA or other marketing application can be a lengthy, expensive and uncertain process, and delay or failure can occur at any stage of the process.

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

Our antibody product program is in early development stage. While our new CTLA-4 antibody shows enhanced properties in late pre-clinical stage of development, it can be first evaluated in clinical trials for FDA approval only in several years. We may fail to penetrate the markets because of competition from major pharmaceutical and specialized biotechnology companies that already have FDA approved antibody products, including CTLA-4 antibodies, pursue clinical trials for additional cancer indications with combinations of new immune therapy antibodies and existing drugs and that are engaged in clinical development of product candidates directed at the same or at similar cancer immune modulators and treat similar cancer indications. Our competitors have greater development, manufacturing, sales, marketing, financial and human resources and have more experience than we do.

A number of antibodies that address cancer immune modulators have obtained FDA approvals and are offered on the market. The majority of the industry’s revenues in 2018 derived in this field were generated by Merck’s pembrolizumab and Bristol-Myers Squibb’s nivolumab. These two antibodies target the PD-1 receptor. Bristol-Myers Squibb has a CTLA-4 antibody, ipilimumab, which was first FDA approved in 2011 for the treatment of melanoma and was approved in 2018 for sub-types of renal cancer and of colon cancer. All the clinical approvals of ipilimumab are in treatment combination with nivolumab. Merck has an ongoing clinical trial of a treatment combination with a newly developed CTLA-4 antibody in combination with its pembrolizumab antibody.

Additional antibodies that target cancer immune modulator CTLA-4 which are in clinical development include, without limitation, AstraZeneca Medimmune's anti-CTLA-4 antibody as well as a bi-specific anti-CTLA-4 and anti-PD-1 antibody, Regeneron's CTLA-4 antibody and Agenus' anti-CTLA-4 antibody. Each of these companies also promotes a PD-1 or PD-L1 antibody which are likely to be offered in combination with their respective CTLA-4 antibodies.

Numerous clinical trials for cancer treatment using new antibodies that target the modulation of other immune targets have commenced. The clinical success of PD-1 and PD-L1 antibodies and, to a lesser extent, CTLA-4, drive this effort, which is expected to increase. In addition, there are other approved agents in advanced clinical trials, like T-cell modulators and anti-cancer vaccines that trigger an immune response against cancer cells. In certain cancer indications, these agents resulted with superior clinical efficacy.

In addition, there are numerous pre-clinical programs pursued by biotechnology and pharmaceutical companies and academic centers for the development of antibodies that target the same or other cancer immune modulators as our antibody program. Some of these plans are in early clinical studies, such as bi-specific antibodies which target both CTLA-4 and a complementary or possibly synergistic immune receptor.  In addition, new generations of CTLA-4 antibodies are promoted in the clinic to either increase their potency by altering the crystallisable fragments (Fc) or, alternatively, to mask the antibody's variable domain and allow for a selective un-masking and activation in the cancer tumor environment.

There is no assurance that our CTLA-4 antibody products in pre-clinical stage of development will be able to compete with the above antibodies and other therapeutic agents, alone or in combination with other agents that trigger a superior immune response with lower side effects, specifically with the products that are expected to have an established market presence and clinical track record for several years prior to our having an FDA approved product, even if our in-development CTLA-4 antibody candidate ultimately obtains FDA approval.

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

Our antibody program will require substantial development and investment in manufacturing scale-up and for compliance with good manufacturing practice (GMP) and regulatory guidelines regarding antibody production. We have initiated the development process required to manufacture our CTLA-4 antibody candidate. We intend to utilize consultants and advisors to assist advancing these operations. We intend to rely solely on contract manufacturing organizations, or CMOs, and contract research organizations, or CROs, to support our antibody programs which would cause us to incur additional costs and risks. In addition, since the manufacturing process by a CMO or a CRO is complex and includes several distinct milestones over the course of about two years, there are risks that the schedule and cost through completion of GMP manufacturing will be subject to delays and additional expenses.

If we fail to comply with our obligations under our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are currently party to an intellectual property license agreement with Yeda and have additional licenses which relate to the development of our CTLA-4 antibody. Such engagements impose various diligence, milestone payment, royalty, insurance and other obligations. If we fail to comply with our obligations under such licenses, the licensors may have the right to terminate their respective license agreements, in which event we might not be able to pursue the development and eventually to market any product that is covered by the agreement. Termination of a license agreement or reduction or elimination of our licensed rights may result in our having to negotiate a new or reinstated license with less favorable terms, which could harm our business.

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

Financial and other risks

We fund early stage technology projects, which involves a high risk.

We fund early-stage biotechnology projects. Currently, our antibody project is the sole project that we are promoting. Although this project is at a late pre-clinical stage, the risk of loss is high.  In 2017 and 2018, we invested $678,000 and $692,000, respectively, in research and development, mainly in our antibody project with Yeda, and the expenses required to advance this project are expected to increase significantly. There is no assurance that this project will ultimately succeed or that we will be able to recoup our investment in this project or any other project.

Manufacturing scale-up for the purpose of conducting initial clinical trials entails significant expenses, and we do not have sufficient resources to conclude it and to start clinical trials without raising funds. Such funding may be unavailable to us or available at unfavorable terms.

We intend to advance our lead CTLA-4 antibody into manufacturing scale-up and position it for an initial clinical trial. As of December 31, 2018, we had approximately $5 million in cash and cash equivalents. In order to complete the production process, comply with regulatory requirements and to initiate a clinical trial, we will need to raise significant additional funds through public or private equity or debt financings. We may be unable to obtain additional financing on acceptable terms or at all, which would materially harm our business and financial condition.

Our shareholders will be subject to dilution of the value of our shares if we issue newly issued securities, enter into a strategic transaction regarding our antibody project or conduct a business combination.

In order to pursue the funding of our antibody project into production and thereafter to proceed to a clinical trial we will need a significant amount of cash. To raise funds, we may issue new securities or enter into a strategic transaction involving our CTLA-4 antibody project or any other technology project, or a business combination. Each alternative is likely to involve the issuance of a significant number of additional shares or transferring certain rights to a strategic party. Depending upon the amount of funds we raise in any such equity financing or strategic partnership, the value of the assets acquired in such transaction or the funds raised from a strategic partner in return for rights in our CTLA-4 antibody or in a  technology project, will likely result in a significant decrease of the per-share value of our ordinary shares.

Conditions and changes in the national and global economic and political environments may adversely affect our business and financial results.

Current global financial conditions have been characterized by increased volatility. Oil and other commodity prices are subject to fluctuations, affecting global stability. The same apply to rapid climate changes which effect food commodities and impact significant populations and territories. In addition, in the past several years, several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. In addition, there are concerns regarding the separation of the United Kingdom from the European Union and regarding weak European Union member countries, which may lead to weaker global consumer demand. These factors may have a negative impact on our financial condition, which may impact our ability to obtain financing and other sources of funding in the future on terms favorable to us, if at all. If such increased levels of volatility continue, it may materially adversely affect our results of operations.

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

We invest the majority of our cash on hand in bank deposits and financial instruments. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment. This would harm our financial condition.  For information on the types of our investments as of December 31, 2018, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk - Interest Rate Risk Management”.

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

As a consequence of our ownership of relatively substantial cash and investment assets, it is likely that we would be classified for U.S. federal income tax purposes as having been a passive foreign investment company, or PFIC, for each year since 2003 and we may continue to be, or become, a PFIC in future years, although the determination of PFIC status is made separately for each year and our PFIC status could change. Classification as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares, which could, in turn, cause a reduction in the value of our ordinary shares.  Classification as a PFIC also triggers the application of certain United States income tax reporting requirements.

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

Aviv Boim, our CEO, beneficially owns approximately 30.1% of our outstanding ordinary shares (including 2,290,667 shares, or 18.8% of our outstanding ordinary shares, issuable upon the exercise of options at an exercise price of $1.01 per share), Steven N. Bronson beneficially owns approximately 15.2% of our outstanding ordinary shares, Eric Paneth, one of our directors, beneficially owns approximately 11.7% of our outstanding ordinary shares, and Izhak Tamir, our Chairman of the Board, beneficially owns approximately 10.7% of our outstanding ordinary shares. The options held by Mr. Boim are fully vested. Currently, none of these holders is a party to a shareholders agreement. However, if these shareholders (or a combination thereof) act together, they effectively may have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. The combined equity interest of these holders may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or more of them.

Our shareholder bonus rights plan may delay, prevent or make more difficult a hostile acquisition of Tikcro, which could depress our share price.

In September 2005, we adopted a shareholder bonus rights plan pursuant to which share purchase bonus rights were distributed to our shareholders. The term of the plan, as amended, expires on December 31, 2025.  These rights generally will be exercisable and transferable apart from our ordinary shares ten business days after a person or group acquires beneficial ownership of 15% or more of our ordinary shares or commences a tender or exchange offer upon consummation of which that person or group would hold such a beneficial interest. Once these rights become exercisable and transferable, the holders of rights, other than the person or group triggering their transferability, will be generally entitled to purchase our ordinary shares at a discount from the market price. In addition, the Board may exchange the rights (other than rights owned by the person or group triggering their transferability), in whole or in part, at an exchange ratio of one ordinary share per right (subject to adjustment). While these rights remain outstanding, they may make an acquisition of us more difficult and result in delaying or preventing a change in control of Tikcro. On November 20, 2012, Mr. Steven N. Bronson filed a Statement on Schedule 13D reflecting beneficial ownership of 1,500,094 of our ordinary shares, or 16.9% of our outstanding ordinary shares as of that date, thereby crossing the 15% ownership threshold. Currently, Mr. Bronson's shares represent 15.2% of our outstanding ordinary shares. We have deferred the "Distribution Date" under the bonus rights plan to the close of business on the 30th business day following the termination of a standstill and confidentiality agreement that we entered into with Mr. Bronson, which shall remain in effect until terminated by either party.

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

Principal Capital Expenditures

In 2016, 2017 and 2018, we had capital expenditures of $129,000, $53,000 and $10,000, respectively. Our capital expenditures were mainly to purchase laboratory equipment for our business. In addition, in 2018 we invested cash amounting $4,937,000 in purchase of short-term deposits. We plan to continue purchasing laboratory equipment from time to time as necessary.

B. Business Overview

General

We are developing a new anti-CTLA-4 antibody for cancer treatment. It is in a pre-clinical stage. Pre-clinical results show that it has enhanced properties over other CTLA-4 antibodies. This antibody is a product of a collaboration which was initiated in 2014 with Yeda, the technology transfer arm of the Weizmann Institute in Israel. We jointly developed new antibodies originating from specified research at the Weizmann Institute addressing targets of the immune system for cancer treatment. A novel immunization approach was used to generate antibodies with high selectivity and blocking qualities towards certain cancer immune modulators.

We intend to increase research and development and general expenses required to advance this CTLA-4 antibody through additional development, production and for an initial clinical trial and, to a lesser extent, to pursue other technology projects.

Our Antibody Project for Cancer Immune Treatment

General Market Description, Drivers and Growth

Since the FDA approval of a CTLA-4 antibody for treatment of melanoma in 2011 and more so with the approval of PD-1 antibodies in 2014 for cancer treatment, the field of immune modulation for cancer treatment has expanded significantly. It had total revenues of $17.0 billion in 2018, up from $1.3 million in revenues in 2014, of which market CTLA-4 comprises less than 10%. Further growth of total revenues is expected through 2022. These antibodies, known as blocking antibodies, or neutralizing antibodies, have a therapeutic application in stimulating the immune system against tumors by blocking interactions of the targeted protein with other binding partners.

Specifically, seven new blocking antibodies have been approved for treating cancer through the modulation of immune pathways. All of them, excluding ipilimumab, a CTLA-4 antibody, were approved for PD-1 and PD-L1 immune modulators. PD-1 is a receptor and PD-L1 is one of its ligands of the same immune modulator. These treatments have not only led to increased survival periods for many patients with certain forms of late stage cancer but are leading to apparent cures in a minority of patients with advanced metastatic cancer of melanoma. However, clinical data suggests that the majority of the patient population in a number of indications has not responded to such treatments. Also, some of the responders have suffered recurrences. Also, adverse toxicity side effects were observed in a relatively large portion of the patients, which required simultaneous treatment with suppressive therapeutic agents to counter the effects triggered by the immune system over healthy cells.

These antibodies address a considerable cancer patient population, and there is an ongoing growing need to expand its approvals for additional clinical indications in earlier lines of treatment, combination treatments and new anti-cancer indications. The FDA-approved clinical indications include many sub-types of cancer indications including, but not limited to, melanoma, lung, breast, colon, renal, liver, head and neck, lymphoma and for all cancer types which express multi-satellite-instability high mutation.

Industry-wide revenues from the aggregate sale of blocking CTLA-4, PD1 and PD-L1 increased significantly, from $1.3 billion in 2014, to $2.6 billion in 2015, $6.3 billion in 2016, $10.5 billion in 2017 and about $17.0 billion in 2018.  Substantially all of this revenue growth was derived from PD-1 antibodies, while revenues from the single CTLA-4 antibody reached $1.3 billion, with insignificant recent growth. However, the revenues for this CTLA-4 antibody in 2018 only partially reflect the recent 2018 FDA approvals for sub-types of renal and colon cancers.  Industry analysts estimate a further significant increase of revenues from immune modulator antibodies in the coming years, as well as from other therapeutic approaches targeting immune system modulators for the treatment of cancer. While it is likely that revenues from PD-1 and PD-L1 antibodies will further increase, there are several combination treatments with such antibodies which might substitute the use of a CTLA-4 antibody, mainly in order to lower immune-related adverse effects. Since certain treatment approvals by the FDA were recent, a long-term efficacy and side effects analysis for these treatments is still lacking to have a complete comparison.

In an effort to improve the therapeutic benefit of such immune modulation agents, it is likely that more specifically designed antibodies with improved functional qualities will allow for a lower therapeutic dose and for an increasing therapeutic effect while reducing adverse side effects.

The Therapeutic Need

Immune pathways are processes that regulate immune responses within the body. The modulation of such pathways contributes to rapid activation of the immune system, on the one hand, and, on the other hand, trim down the immune response when threats are eliminated and limit the immune response to minimize damage to unimpaired tissues.

There are numerous immune pathways, with their receptors and ligands expressed on various cell types involved in immune responses. As scientific tools and industry resource allocation into this scientific area have increased, more data on each pathway, its receptors and ligands, effects on various cells of the immune system, as well as data on new cancer pathways, are being discovered. While in healthy conditions these pathways work well to control our immune responses, in certain indications, these pathways are manipulated through their respective receptors or ligands and intensify cancer and auto-immune diseases. While cancer should be recognized by the immune system as “non-self” and trigger potential immune control and destruction, in numerous indications it “hijacks” certain immune pathways to protect itself from detection and destruction by the body's immune system, resulting with continuous proliferation of the infected cells. The opposite phenomenon occurs with auto-immune diseases, with infected cells that “hijack” certain immune pathways to recognize healthy cells by the immune system as "non-self" and subject them to attack by the immune system.

The aim of our antibody development effort is to identify lead candidates of antibodies for the treatment of patients with cancer through the modulation of the immune system. This approach is driven by using research tools and customization that are expected to allow the generation, design and the first production of quality human monoclonal antibodies with high selectivity and functional qualities. In comparison to antibodies that were recently FDA approved for the treatment of cancer through immune modulation, the goal is to have antibodies which result in better therapeutic outcomes, used alone or in combination, leveraging the qualities of high specificity and functional parameters. By using such new antibodies under development, the therapeutic aim is to partially disable the mechanisms that cancer cells employ to evade detection and destruction by the immune system. We have identified a lead CTLA-4 full human antibody candidate which targets the immune system. It shows high binding affinity to its receptor, blocking qualities to its ligands and favorable tumor inhibition in animal trials of human CTLA-4 knock-in mice. It is expected to go through manufacturing scale-up and to be positioned for first human clinical trials in order to apply for FDA and other regulatory approvals.

Our Strategy and Business Plan

We focus our efforts primarily on the identification, isolation through in-vivo immunization and pre-clinical verification of antibody drug candidates addressing immune pathways and further characterize these antibody candidates in in-vitro functional testing and through in-vivo small-animal trials.  We currently focus our efforts on a new antibody for CTLA-4. We do not have an animal facility for in-vivo trials, any clinical or commercial manufacturing or sales capabilities and plan to rely on sub-contractors and other third-party entities for such capabilities. Once we identify and validate lead antibody candidates, we expect to use contract manufacturers for the manufacture of our product candidates. We intend to license to, or enter into strategic alliances with, larger companies in the biopharmaceutical field, which are equipped to manufacture, market and sell our products, if any, through their well-developed manufacturing capabilities and distribution networks.

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

Resulting from a research and license agreement with Yeda, we jointly developed and have equal ownership rights with Yeda in CTLA-4 antibodies which were derived under the agreement with our contribution. We, alone or through sub-licensees, have the right to obtain these CTLA-4 antibodies and to pursue development through commercialization. The license consideration due from us to Yeda includes royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones. We expect to use contract manufacturers for certain pre-clinical processes and manufacturing scale-up. We currently do not have any clinical or commercial manufacturing or sales capabilities nor intend to have it.

We intend to periodically assess the development, commercialization and/or partnering strategies with respect to our lead antibody candidates based on several factors, including pre-clinical trial results, competitive positioning and funding requirements and resources. Our lead product candidate for a CTLA-4 antibody shows promising in-vitro and small-animal trial results for tumor inhibition. It will require extensive manufacturing scale-up, clinical trials and approvals from the U.S. FDA and other regulatory agencies, as well as acceptance in the marketplace, all of which are lengthy multi-year processes, which will take a decade or more.

Intellectual Property Rights

We seek to protect our technologies through a combination of patents, trade secrets and know-how. We seek patent protection for our CTLA-4 antibodies and intend to seek it for newly-identified therapeutic antibodies and product candidates. We can provide no assurance that any of our or current nor future patent applications, whether licensed to us from Yeda or owned by us, will have commercial value or will result in the issuance of valid and enforceable patents.

The patent landscape in the field of therapeutic antibody development, optimization, manufacture and commercialization is crowded. For example, we are aware of third-party patents directed to methods for identifying and producing therapeutic antibodies. We are also aware of third-party patents directed at antibodies to numerous targets, including CTLA-4, for which we also identified, develop, and expect to commercialize antibodies. For example, some patents claim antibodies based on a target epitope of a receptor or ligand, competitive binding and blocking capabilities to certain receptors and ligands or an immune reaction,  some claim antibodies based on specifying sequence or other structural information, and some claim various methods of discovery, optimization, production or use of such antibodies. Pursuant to common patent protection and filing strategies, additional claims addressing the same invention are likely to be filed and be published over many years following the original patent filing date. This practice increases the uncertainty for future third party rights and limitations on our rights, with limitations appearing with retroactive effect on our inventions and antibody products. These or other third-party patents could impact our freedom to operate in relation to the development, manufacturing and commercialization of antibodies identified by us as potential therapeutic candidates.

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

The majority of the revenues derived in this field in 2018 were generated by Merck’s pembrolizumab and Bristol-Myers Squibb’s nivolumab. These two antibodies target the PD-1 receptor. Bristol-Myers Squibb has a CTLA-4 antibody, ipilimumab, which was first FDA approved in 2011 for the treatment of melanoma and was approved in 2018 for sub-types of renal cancer and of colon cancer. The approvals of ipilimumab are in treatment combination with nivolumab. Merck has an ongoing clinical trial of a treatment combination with a newly developed CTLA-4 antibody in combination with its pembrolizumab antibody.

Additional antibodies that target cancer immune modulator CTLA-4 which are in clinical development include, without limitation, AstraZeneca Medimmune's anti-CTLA-4 antibody as well as a bi-specific anti-CTLA-4 and anti-PD-1 antibody, Regeneron's CTLA-4 antibody and Agenus' anti-CTLA-4 antibody.

In addition, there are numerous pre-clinical and early clinical programs by companies and academic centers for the development of antibodies that target the same cancer immune pathways as our program targets, as well as pre-clinical programs for the development of antibodies that address different cancer immune pathways. Specifically for CTLA-4, examples include bi-specific antibodies which target both CTLA-4 and a complementary or possibly synergistic immune receptor. In addition, new generations of CTLA-4 antibodies are being promoted in the clinic to either increase their potency by altering the crystallisable fragments (Fc) or, alternatively, to mask the antibody's variable domain and allow for a selective un-masking and activating in the cancer tumor environment.

Recently, numerous earlier-stage clinical trials for cancer treatment using new antibodies that target the modulation of additional immune targets have commenced. The clinical success of PD-1 and, to a lesser extent, CTLA-4 antibodies drive the further expected increase in the number of such clinical trials. In addition, there are approved agents and advanced clinical trials for agents, such as cancer vaccines and T-cell modulators, that trigger an immune response against cancer cells. In certain cancer indications, these agents resulted with superior clinical efficacy.

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

 Historical Investment – Anchiano Therapeutics (formerly BioCancell)

In July 2008, pursuant to our strategy to fund biotechnology projects, we invested in Anchiano, a publicly-traded clinical-stage biopharmaceutical company headquartered in Israel. To date, we have liquidated substantially all of that investment. Anchiano focuses on the discovery and development of novel therapies for treating solid cancer tumors.

C. Organizational Structure

We do not have any significant subsidiaries.

D. Property, Plants and Equipment

We lease offices and a lab at the Kiryat Weizmann Science Park in Ness Ziona, Israel. The lease covers approximately 7,000 square feet, of which 3,500 square feet we sublease to third parties for substantially the same period. We were granted options to extend this lease through December 31, 2020.

 ITEM 4A.        Unresolved Staff Comments

Not applicable.

ITEM 5.	Operating and Financial Review and Prospects

A.  Operating Results

Our operating and financial review and prospects should be read in conjunction with our audited financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Annual Report.

Overview

Our business plan focuses on promoting early stage biotechnology projects originated by Israeli universities and academic centers, through advanced stages of development. We were successful in generating a full human CTLA-4 antibody which shows favorable pre-clinical characteristics over its references. We intend to advance this lead antibody into manufacturing scale-up and position it for an initial clinical trial. This is a first validation of a new approach for animal immunization which results in blocking antibodies to targeted immune modulators with satisfactory selectivity. This approach allows for precise targeting of discontinued epitopes in their three-dimensional structure. If successful, it is expected that additional significant amounts of funds to be invested over a long period will be required in order to advance our anti-CTLA-4 antibody product candidate through initial clinical trials and commercialization or, alternatively, to effect a strategic partnership, trade sale or sub-licensing transaction at an earlier development stage.

In 2016, 2017 and 2018, we recorded aggregate research and development expenses of $601,000, $678,000 and $692,000, respectively, related to biotechnology projects. In December 2014, we entered into a research and license agreement with Yeda for the development of new antibodies for the treatment of cancer through the modulation of immune cancer pathways. This agreement was amended in 2015 to extend the term for several years. From late 2015 through 2016, we recruited research and development staff, opened an office and laboratory site and established a working-condition biotechnology development facility, in order to advance this antibody project to a higher scale selection and validation stage. The increase in research and development expenses in 2017 was mainly due to an increase in the purchase of laboratory materials and salaries, offset in part by a decrease in investment in the Yeda agreement, contracting services and purchase of laboratory equipment and materials. In 2018, research and development expenses were on similar level and composition as in 2017.

In 2016, we had financial expenses, net of $3,000. In 2017, we had financial income, net of $45,000 mainly from the evaluation of our investment in Anchiano’s shares, which we sold in 2017. In 2018, we had financial income, net of $53,000, mainly from our investment in short term deposits.

In 2016, 2017 and 2018, we had an operating loss of $1,277,000, $1,296,000 and $1,458,000, respectively, mainly from research and expenses and general and administrative expenses.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles.

For additional information regarding our significant accounting policies please refer to Note 2 of our financial statements as of December 31, 2018 included in this Annual Report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical.  These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances.

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

On an on-going basis, to fully understand and evaluate our reported financial results, we believe it is important to understand the significant estimates and judgments applied as they relate to our policies for income taxes, which is measured at fair value at each reporting date, with gains and losses being recorded in our audited financial statements, which are included elsewhere in this Annual Report.

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

	2016	2017	2018
	(Dollars in thousands)
Statement of Operations Data:
Research and development	$601	$678	$692
General and administrative expenses, net	676	618	766
Operating loss	(1,277)	(1,296)	(1,458)
Financial income (expenses), net	(3)	45	53
Income (loss) before taxes	(1,280)	(1,251)	(1,405)
Net income (loss)	$(1,280)	$(1,251)	$(1,405)

Research and development expenses. In 2016, 2017 and 2018, we had expenses of $601,000, $678,000 and $692,000, respectively, mainly for research and development in our antibody project, which included mainly salaries, laboratory materials, depreciation of laboratory equipment and amounts paid in relation with our Yeda agreement.

General and administrative expenses. General and administrative expenses decreased from $676,000 in 2016 to $618,000 in 2017, mainly due to a decrease in non-cash employee compensation. General and administrative expenses increased from $618,000 in 2017 to $766,000 in 2018, mainly due to an increase in net rent and related expenses due to a decrease in the sub-leased area, an increase in salaries and an increase in legal costs.

Financial income, net.  Financial income (expenses), net consists mainly from income from our investment in short-term deposits and in 2017 the profit from the realization of our investment in Anchiano, offset by bank charges and exchange rate differences. In 2016, we had insignificant financial expenses of $3,000, primarily of bank charges and exchange rate differences. In 2017, our financial income of $45,000 consisted primarily from the income from the sale of our Anchiano shares. In 2018, our financial income of $53,000 consisted primarily from the income from our investment in short-term deposits.

Tax.  We did not have tax expenses in 2016, 2017 or 2018.

Net loss.  In 2016, we had a net loss of $1,280,000, mainly as a result of our operating loss of $1,277,000. In 2017, we had a net loss of $1,251,000, mainly as a result of our operating loss of $1,296,000, offset by financial income of $45,000. In 2018, we had a net loss of $1,405,000, mainly as a result of our operating loss of $1,458,000, offset by financial income of $53,000.

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

We may have from time to time expenses denominated in new Israeli shekels. Such expenses would decrease as a result of a devaluation of the new Israeli shekel in relation to the U.S. dollar. In 2016 and 2017, the value of the U.S dollar decreased against the NIS which caused our NIS denominated expenses to increase. In 2018, the value of the U.S dollar increased against the NIS. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the new Israeli shekel against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	NIS-USD Devaluation Rate	Israel Inflation Adjusted for Devaluation
2014	(0.2)	12.0	(12.2)
2015	(0.8)	0.3	(1.1)
2016	(0.4)	(1.5)	1.1
2017	0.4	(9.8)	10.2
2018	0.8	8.1	(7.3)

B. Liquidity and Capital Resources

We had working capital of $7.4 million as of December 31, 2016, $6.3 million as of December 31, 2017 and $5.0 million as of December 31, 2018. We believe that we have sufficient working capital for at least the next 12 months.

In 2016, we had a net loss of $1,280,000 and we used $924,000 of cash for operations. In 2017, we had a net loss of $1,251,000 and we used $977,000 of cash for operations. In 2018, we had a net loss of $1,405,000 and we used $1,257,000 of cash for operations.  We used a net amount of $129,000, $32,000 and $4,947,000 of cash in investment activities in 2016, 2017 and 2018, respectively. In 2018, most of the cash was used for the purchase of short-term deposits.

In 2016, 2017 and 2018, we did not have any cash flow from financing activities.

C. Research and Development, Patents and Licenses

Research and development expenses include salaries, contracting services, equipment and material for our early-stage antibody development project and are charged to the statement of operations, as incurred.

D. Trend Information

None.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments as of December 31, 2018.

	Payments Due by Period (U.S. dollars in thousands)
Contractual Commitments as of December 31, 2018	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Operating lease (*)	137	137	-	-	-
Total	137	137	-	-	-

_____________
(*) The Company sub-leased a substantial portion of the lease area and as a result a significant portion of these amounts are due to the Company by the sub-lessees.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of April 15, 2019:

Name	Age	Position
Izhak Tamir	66	Chairman of the Board
Eric Paneth	68	Director
Dr. Dror Melamed	58	Director
Dr. Shlomzion Shen	49	External Director
Dr. Rami Skaliter	61	External Director
Aviv Boim	51	Chief Executive Officer

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

Dr. Dror Melamed has served as one of our directors since January 2019. Since 2018, has served as Chief Executive Officer of Tarom Innovative Technologies, a private company investing in and developing various life science-related products and technologies. Since January 2019, he has also served as Chief Technology Officer of KinBio Ltd., a company involved in biopharmaceutical development. From 1995 to 2018, he served in senior executive roles at InSight Biopharmaceuticals, which focuses on the development, manufacturing and commercialization of innovative biopharmaceuticals, biosimilars and sophisticated generics. Dr. Melamed holds a Ph.D. in molecular and cellular biology from the Faculty of Virology at the Weizmann Institute of Science and an M.B.A. from Bar-Ilan University.

Dr. Shlomzion Shen has served as one of our external directors since January 2019.  Since 2014, she has served as co-founder and Chief Executive Officer of Seevix Material Sciences, which develops high-strength fibers. From 2013 to 2014, she served as the Chief Executive Officer of Medaware, a healthcare IT company. From 2012 to 2013, she worked as an independent consultant in the life science industry. From 2010 to 2012, she served as Chief Executive Officer of Fluonic, a medical device company that develops infusion systems. From 2007 to 2009, she served as the Director of Business Development of Protalix Biotherapeutics (AMEX). Dr. Shen holds a Ph.D. in Biotechnology from Bar Ilan University, where she lectured from 1994 to 2001, and an M.B.A. in Business from Tel Aviv University.

Dr. Rami Skaliter has served as one of our external directors since January 2016. He has served in various executive roles at Quark Pharmaceuticals since 1995, including Vice President and Executive Vice President of Research & Development, and currently serves as the Chief Operating Officer. Under his leadership, Quark’s research and development unit generated most of its current product pipeline. Dr. Skaliter holds a B.Sc. in biology from the Ben-Gurion University and an M.Sc. and Ph.D. in biochemistry at the Weizmann Institute in Israel. He specialized in the biochemistry of replication and mutagenesis mechanisms. From 1993 to 1995, Dr. Skaliter completed a post -doctoral fellowship at Stanford University.

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

B. Compensation

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (five persons) who served in the capacity of director or executive officer in the year ended December 31, 2018, was approximately $255,000. The foregoing amounts consist of the fees paid to our directors and our chief executive officer. In 2018, our statutory external directors were paid cash compensation of NIS 60,000 (approximately $16,000) per year and NIS 2,001 (approximately $534) per meeting in accordance with applicable regulations. Mr. Paneth, as a member of board and our compensation committee, was paid the fixed amounts under applicable regulations, which is NIS 27,080 (approximately $7,000) per year and NIS 1,715 (approximately $458) per meeting.  Mr. Tamir, as our Chairman of the Board, was paid NIS 37,000 (approximately $9,900) per year and 2,400 (approximately $640) per meeting.

The table below reflects the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2018. This group consists of our Chief Executive Officer, who is our only officer, and our four directors who served in 2018.

For purposes of the table below, “compensation” includes salary cost, director fees, bonuses, equity-based compensation and social benefits. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2018.

The amounts set forth in the table below are given in thousands of U.S. Dollars.

Name and Position	Salary Cost (1)	Director Fees	Bonus	Equity-Based Compensation(2)	Total
Aviv Boim, CEO	187	--	--	152	339
Izhak Tamir, Chairman	--	15	--	--	15
Eric Paneth, Director	--	11	--	--	11
Rami Skaliter, External Director	--	21	--	--	21
Liat Hadad, External Director	--	21	--	--	21
____________________

(1)	Salary cost includes Mr. Boim's gross salary plus customary payment of social benefits made by the Company on his behalf.

(2)
Represents the equity-based compensation expenses recorded in the Company's financial statements for the year ended December 31, 2018 based on the fair value of the applicable securities on the date of grant thereof, in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 6(b) to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2018.

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

No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interests with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

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

The initial term of an external director is three years and may be extended for up to two additional three-year terms. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional periods is beneficial to the company. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights or the nominee himself proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one external director, except for the audit committee which is required to include all the external directors. On January 20, 2019, Dr. Rami Skaliter commenced his second term as an external director and Dr. Shlomzion Shen commenced her first term.

Audit Committee

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors. The members of the audit committee must satisfy certain independence standards under the Companies Law, and the chairman of the audit committee is required to be an external director. Our audit committee consists of Dr. Skaliter (Chairman), Dr. Melamed and Dr. Shen.

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

Compensation Committee

Under the Israeli Companies Law, the board of directors of a public company is required to establish a compensation committee. The compensation committee needs to have at least three directors who satisfy certain independence qualifications, and the chairman of the compensation committee is required to be an outside director. Under the Israeli Companies Law, the role of the compensation committee is to recommend to the board of directors, a policy governing the compensation of office holders based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders prior to the approval thereof by the board of directors. Our audit committee serves also as our compensation committee and consists of Dr. Skaliter (Chairman), Dr. Melamed and Dr. Shen.

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

D. Employees

We have  four employees and research contractors as of the date of this filing, and had four employees as of December 31, 2017 and four employees as of December 31, 2016.

E. Share Ownership

As of March 31, 2019, Mr. Aviv Boim beneficially owned 3,665,954 ordinary shares, or approximately 30.1% of our outstanding ordinary shares, Mr. Eric Paneth beneficially owned 1,156,602 ordinary shares, or approximately 11.7% of our outstanding ordinary shares, and Mr. Izhak Tamir beneficially owned 1,061,701 ordinary shares, or approximately 10.7% of our outstanding ordinary shares. Mr. Boim's beneficial ownership includes 2,290,667 shares issuable upon the exercise of vested options. The options have an exercise price equal to $1.01 per share and expire on March 25, 2025.  On January 20, 2019, we granted to each of our directors (other than Mr. Tamir, our Chairman) options to purchase 20,000 ordinary shares at an exercise price of $0.20 per share.  The options have a term of seven years and vest over a period of three years, one-third on the first anniversary of the date of grant and the balance in 12 equal three-month installments thereafter.

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

As of March 31, 2019, there were outstanding options to purchase a total of 2,430,667 ordinary shares.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2019 (unless otherwise specified), by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Amount Owned	Percent of Class(1)
Aviv Boim(2)	3,665,954	30.1%
Steven N. Bronson(3)	1,500,094	15.2%
Eric Paneth	1,156,602	11.7%
Izhak Tamir	1,061,701	10.7%
_______________
(1)	Based on 9,878,861 ordinary shares outstanding on March 31, 2019.
(2)	Includes 2,290,667 shares issuable upon the exercise of vested options, at a price of $1.01 per share.
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

As of March 31, 2016, Mr. Aviv Boim beneficially owned 2,153,622 ordinary shares, constituting 20.2% of our outstanding shares. The change reflected above takes into account the vesting of options granted in March 2015, which are described elsewhere in this Annual Report.

As of April 8, 2019, there were 34 holders of record of our ordinary shares in the United States who collectively held approximately 60% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since most these ordinary shares were held of record by brokers or other nominees.

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

B. Significant Changes

No significant change has occurred since December 31, 2018, except as otherwise disclosed in this Annual Report.

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

Calendar Year	Price Per Share
	High	Low

2014	$0.61	$0.46
2015	0.74	0.47
2016	0.64	0.25
2017	0.50	0.30
2018	0.42	0.18

Calendar Quarter
2017
First Quarter	0.35	0.33
Second Quarter	0.34	0.33
Third Quarter	0.50	0.33
Fourth Quarter	0.42	0.30
2018
First Quarter	0.42	0.30
Second Quarter	0.34	0.25
Third Quarter	0.40	0.18
Fourth Quarter	0.38	0.19
2019
First Quarter	0.28	0.19

Monthly
October 2018	0.38	0.19
November 2018	0.29	0.23
December 2018	0.25	0.19
January 2019	0.28	0.19
February 2019	0.20	0.19
March 2019	0.24	0.21
April 2019 (through April 26, 2019)	0.31	0.19

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

Our articles of association provide that our board of directors may, at any time in its sole discretion, adopt protective measures to prevent or delay a coercive takeover of Tikcro, including, without limitation, the adoption of a shareholder rights plan. On April 30, 2015, our board of directors amended and restated our shareholder bonus rights plan.

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

Based on the composition of our gross income, the composition and value of our gross assets and the amount of our liabilities during each year since 2003, we believe that we are likely to be treated as having been a PFIC in each such year, including 2018.  There also can be no assurance that we will not be deemed a PFIC in 2019 or any other future tax year.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax. Starting in 2018, the corporate tax rate is 23%. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

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

Starting with 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI) will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, for 2017 and thereafter the rate of High Income Tax increased to 3% and is applicable to annual income exceeding NIS 640,000 (linked to the CPI each year, which amounts to NIS 641,880 for 2018).

Generally, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on income, as amended, known as the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who holds the ordinary shares as a capital asset and who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty generally will not be subject to Israeli capital gains tax.  This exemption does not apply if: (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our issued voting power during any part of the twelve-month period preceding the applicable sale, exchange or disposition, subject to specific conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In these cases, the sale, exchange or disposition would be subject to Israel tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the treaty U.S. resident would generally be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Tax on Dividends to Non-Israeli Resident Shareholders

Non-residents of Israel are generally subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends.  On distributions of dividends other than bonus shares, or stock dividends, income tax is generally applicable at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution.  A different rate may be provided in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and in certain circumstances if such shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend as well as the previous tax year, and not more than 25% of our gross income consists of interest or dividends, the maximum Israeli tax on dividends paid to such corporation is 12.5%.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.  At December 31, 2018, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk Management

As of December 31, 2018, we had $5.22 million of cash and short-term investments, the substantial majority of which was linked to the U.S. dollar.

ITEM 12.	Description of Securities other than Equity Securities

None.

PART II

ITEM 13.	Defaults, Dividend Averages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of December 31, 2018. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our principal executive and financial officer. Based on this evaluation, our principal executive and financial officer has concluded that our disclosure controls and procedures are effective to alert him on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

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

Our management conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2018 and concluded that our internal control over financial reporting was effective as of December 31, 2018.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2018 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.      Code of Ethics

Our board of directors has adopted a Code of Ethics.  We will provide a copy of our Code of Ethics free of charge to any person who requests one. Such requests may be sent to Dr. Rami Skaliter, the Chairperson of our Audit Committee.

ITEM 16C.      Principal Accountant Fees and Services

For 2017 and 2018, our independent accountant was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The following table sets forth, for each of the years indicated, the fees paid to these accountants:

	Year Ended December 31,
	2018	2017
Audit Fees	$44,500	$39,500
Tax and other Fees	5,500	5,500
Audit related Fees	-	5,000
Total	$50,000	$50,000

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
Date: April 30, 2019

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

AS OF DECEMBER 31, 2018

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TIKCRO TECHNOLOGIES LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Tikcro Technologies Ltd. ("the Company") as of December 31, 2018 and 2017, the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor at least since 2003.
Tel-Aviv, Israel
April 30, 2019

TIKCRO TECHNOLOGIES LTD.

BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2017	2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,449	$280
Short-term deposits	-	4,937
Restricted cash	113	78
Receivables and other financial asset	21	52

Total current assets	6,583	5,347

Property and equipment, net	125	100

Total assets	$6,708	$5,447

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	$309	$300

Total current liabilities	309	300

COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY (Note 7):
Share capital -
Ordinary shares no par value - Authorized: 16,666,667 shares at December 31, 2017 and 2018; Issued: 11,325,912 at December 31, 2017 and 2018; Outstanding: 9,878,861 at December 31, 2017 and 2018.	-	-
Additional paid-in capital	147,800	147,953
Treasury shares, at cost, 1,447,051 Ordinary shares at December 31, 2017 and 2018	(1,065)	(1,065)
Accumulated deficit	(140,336)	(141,741)

Total shareholders' equity	6,399	5,147

Total liabilities and shareholders' equity	$6,708	$5,447

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share and per share data
	Year ended December 31,
	2016	2017	2018

Operating costs and expenses:

Research and development	$(601)	$(678)	$(692)
General and administrative expenses	(676)	(618)	(766)

Operating loss	(1,277)	(1,296)	(1,458)
Financial incomes (expenses), net (Note 10b)	(3)	45	53

Loss	$(1,280)	$(1,251)	$(1,405)

Loss per share:

Basic and diluted net loss per share	$(0.13)	$(0.13)	$(0.14)

Total comprehensive income (loss)	$(1,280)	$(1,251)	$(1,405)
Weighted average number of shares used in computing basic and diluted loss per share	9,878,861	9,878,861	9,878,861

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Outstanding		Additional			Total
	Ordinary shares		paid-in	Treasury	Accumulated	shareholders'
	Number	Amount	capital	shares	deficit	Equity

Balance at January 1, 2016	9,878,861	$-	$147,444	$(1,065)	$(137,805)	$8,574

Stock based compensation	-		201	-	-	201
Net loss	-			-	(1,280)	(1,280)

Balance at December 31, 2016	9,878,861	-	147,645	(1,065)	(139,085)	7,495
Stock based compensation	-	-	155	-	-	155
Net loss	-	-	-	-	(1,251)	(1,251)

Balance at December 31, 2017	9,878,861	-	147,800	(1,065)	(140,336)	6,399

Stock based compensation	-	-	153	-	-	153
Net loss	-	-	-	-	(1,405)	(1,405)

Balance at December 31, 2018	9,878,861	-	147,953	(1,065)	(141,741)	5,147

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2016	2017	2018
Cash flows from operating activities:

Loss	$(1,280)	$(1,251)	$(1,405)
Adjustments required to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation of property and equipment	60	64	35
Stock based compensation	201	155	153
Decrease (increase) in receivables and other financial assets	84	18	(31)
Profit from the sale of shares of Biocancell	-	(35)	-
Increase (decrease) in current liabilities	11	72	(9)

Net cash used in operating activities	(924)	(977)	(1,257)

Cash flows from investing activities:

Proceeds from sale of BioCancell securities	-	85	-
Investment in short-term deposit	-	-	(4,937)
Purchase of property and equipment	(129)	(53)	(10)

Net cash provided by (used for) investing activities	(129)	(32)	(4,947)

Decrease in cash, cash equivalents and restricted cash	(1,053)	(945)	(6,204)
Cash,cash equivalents and restricted cash at the beginning of the year	8,560	7,507	6,562

Cash,cash equivalents and restricted cash at the end of the year	$7,507	$6,562	$358

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of cash flow that sum to the total of the same such amounts shown in the balance sheet:

	Year ended December 31,
	2016	2017	2018
Cash and cash equivalents	$7,426	$6,449	$280
Restricted cash	81	113	78
Total cash,cash equivalents and restricted cash shown in the statement of cash flow	$7,507	$6,562	$358

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

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.	Short-term bank deposits:

Short-term bank deposits with an original maturity date of more than three months from the date of the investment are presented as short-term bank deposits.

f.	Restricted cash

Restricted cash are in respect of withdrawal by a bank as collateral for office facility operating lease agreement.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated according to the estimated useful lives of the assets. The Company's Property and equipment includes laboratory equipment. The estimated useful life of the assets is 3 to five years. For certain assets depreciation is calculated in a method in which the first year has an increased benefit.

Impairment of long lived assets:

Property and equipment subject to amortization are reviewed for impairment in accordance with ASC No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2018, 2017 and 2016 , no impairment losses were recorded.

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

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.          Income taxes:

The Company account for income taxes in accordance with ASC No. 740, "Income Taxes". This ASC prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is not more likely than not that a portion or all of the deferred tax assets will be realized.

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

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. The Company grants restricted shares and values them based on the market value of the underlying shares at the date of grant. No options or restricted shares were granted in 2016 and in 2017. In 2018 the Company granted options, see note 7.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The weighted-average estimated fair value of employee stock options granted during the year ended December 31, 2018 was $0.081 per option, using the Black–Scholes option pricing formula. Fair values were estimated using the following assumptions (annualized percentages):

Year ended December 31,
2018

Dividend yield	0
Expected volatility	53.1%
Risk-free interest	1.6%
Expected life (years)	4.5-6

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

The total number of options excluded from the calculation of the diluted net earnings (loss) per share, because they had anti-dilutive effect, for the years ended December 31, 2016, 2017 and 2018, were 2,290,667, 2,290,667 and 2,350,667, respectively.

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

.	Treasury shares:

Company shares held by the Company are recognized at cost of purchase and presented as a deduction from equity. The Company has not repurchased Ordinary shares in 2016, 2017 and 2018.

o.	Recent Accounting Pronouncements:

In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). ASC 842 supersedes the previous leases standard, ASC 840, "Leases". The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use ("ROU") asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. The company elected, as a practical expedient, to account for leases with a term of 12 months or less in a manner similar to the accounting under existing guidance for operating leases today. In July 2018, the FASB issued amendments in ASU 2018-11, which provide another transition method in addition to the existing transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and to not apply the new guidance in the comparative periods they present in the financial statements. The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and the Company has elected to apply the standard retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment.. The Company expects that the adoption of the standard will result in the recognition of ROU assets and lease liabilities of $250-$300 on January 1, 2019.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted the new guidance in 2018.

In June 2018, the FASB issued Accounting Standards Update No. 2018-07, "Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting" (ASU 2018-07). ASU 2018-07 was issued to simplify several aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company is currently evaluating the effect of the adoption of ASU 2018-07 on its consolidated financial statements and related disclosures and does not expect it to have a material impact.

NOTE 3:          RECEIVABLES AND OTHER FINANCIAL ASSET

	December 31,
	2017	2018

Prepaid expenses	12	21
Tax authorities	9	9
Other	-	22

	$21	$52

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-        PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2018

Cost:
Laboratory equipment	$297	$300
Office equipment	8	15

	305	315
Accumulated depreciation:
Laboratory equipment	$179	$212
Office equipment	1	3

	180	215

Depreciated cost	$125	$100

Depreciation expenses for the years ended December 31, 2016, 2017 and 2018 were $60, $64 and  $35 respectively.

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Directors and officers indemnification agreements:

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

The Company, as part of its business activities to support early stage development projects in the biotechnology area, signed in December 2014 an agreement with Yeda Research and Development Company Ltd. ("Yeda") for the development by the academic center of new antibodies originating from specified research at the academic center addressing identified targets of cancer immune modulators. Under the agreement, the Company undertook a funding obligation of further research at the academic center for the development of certain antibodies in pre-clinical selection and trials which may have high selectivity and binding qualities towards cancer immune modulators. Significantly additional development and clinical trials will be required to promote selected antibodies as therapeutic candidates for immune modulation in cancer treatment.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Pursuant to the agreement, the Company alone or through sub-licensees, has the right to obtain the research results and to pursue further development through commercialization. The license consideration due from the Company to Yeda includes royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones. From the end of 2015 the agreement with Yeda was extended for additional years to cover and to address additional targets for cancer immune modulators, until 2018. Under the agreement, the Company provided funding under the agreement in a total amount of $75 in 2018.

The Company uses third party services in its research and development activities. The consideration due from the Company for such services includes future considerations which are linked to clinical and commercial milestones of drug-candidates derived from such services.

d.	Lease agreements

The Company entered into a lease agreement in the end of 2015, effective January 1, 2016.  Under the agreement the Company rented offices and lab at the Kiryat Weizmann Science Park in Ness Ziona, Israel. The Company was obliged to pay lease amounts of $215 per year for a period of 2 years. The Company sub leased a substantial portion of its rented area for a period corresponding to its main contractual obligations. Starting 2018, the Company extended the agreement for an additional year, and was granted with an option to extend the agreement for additional years thereafter, decreased the rented area and in parallel decreased the sub leased area. Under the extended agreement, the Company is obliged to pay lease amounts of approximately $137 per year.

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

2.
No options were granted or exercised during 2016 and 2017. In 2018 , 60,000 options were granted. In 2016, 66,667 options were forfeited. As of December 31, 2018, an aggregate of 3,000,000 Ordinary shares of the Company were reserved for issuance under the plan.

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

The following is a summary of the Company's stock options transactions in 2018:

	Amount	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value *)

Options outstanding at beginning of year	2,290,667	$1.01	7.24	-
Granted	60,000	$0.19	8.32	600
Forfeited	-	-	-	-

Options outstanding at end of year	2,350,667	$0.99	6.00	-

Options exercisable at end of year	2,350,667	$0.99	6.00	-

*)	All options were out of the money as of December 31, 2018 and their intrinsic value was considered as zero.

The total stock-based compensation expenses recognized in General and administrative expenses for the years ended December 2018, 2017 and 2016 were $153, $155 and 201, respectively.

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

NOTE 7:-        TAXES ON INCOME

a.	Tax rates:

The Israeli corporate income tax rate was 24% in 2017, 25% in 2016 and 23% in 2018.

Effective January 1, 2018 the Israeli corporate income tax rate is 23%.

b.	Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2017	2018
Deferred tax assets:
Net operating loss and capital loss carry forward	$40,551	$37,754
Valuation allowance	(40,551)	(37,754)

Net deferred tax asset	$-	$-

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

The Company has accumulated operating losses for tax purposes as of December 31, 2018 in the amount of approximately $33,150 (denominated in NIS), which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of approximately $120,250 (denominated in NIS), which may be carried forward and offset against capital gains.

d.	The main reconciling item from the statutory tax rate of the Company to the effective tax rate are valuation allowances provided for deferred tax assets.

e.	Tax reports filed by the Company in Israel through the year ended December 31, 2013 are considered final.

f.	As of December 31, 2016, 2017 and, 2018 the Company did not have any unrecognized tax benefits or uncertain tax positions.

NOTE 8:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Current liabilities:

	December 31,
	2017	2018

Director fees	$48	$16
Trade payables	61	57
Accrued expenses and other	200	227

	$309	$300

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-        SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

b.	Financial expenses, net

	Year ended December 31,
	2016	2017	2018

Financial expenses:

Exchange rate differences and other	$(15)	$(3)	$(11)

	(15)	(3)	(11)
Financial income:
Income from the sale of marketable securities	-	35	-
Interest income	12	13	64

	12	48	64

	$(3)	$45	$53