Form 20-F
period 2019-12-31
TIKCRO TECHNOLOGIES LTD
filed 2020-06-01
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

38 Hanasi Weizmann, Hadera 3842247, Israel
(Address of principal executive offices)

Aviv Boim, T: +972-4-671-5933, info@tikcro.com
38 Hanasi Weizmann, Hadera 3842247, Israel
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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☒ Yes  ☐ No

TABLE OF CONTENTS

PART I		4
ITEM 1.	Identify of Directors, Senior Management and Advisors	4
ITEM 2.	Offer Statistics and Expected Timetable	4
ITEM 3.	Key Information	4
A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	7
D.	Risk Factors	7
ITEM 4.	Information on the Company	19
A.	History and Development of the Company	19
B.	Business Overview	19
C.	Organizational Structure	25
D.	Property, Plants and Equipment	25
ITEM 4A.	Unresolved Staff Comments	25
ITEM 5.	Operating and Financial Review and Prospects	25
A.	Operating Results	25
B.	Liquidity and Capital Resources	29
C.	Research and Development, Patents and Licenses	30
D.	Trend Information	30
E.	Off-balance Sheet Arrangements	30
F.	Tabular Disclosure of Contractual Obligations	31
ITEM 6.	Directors, Senior Management and Employees	31
A.	Directors and Senior Management	31
B.	Compensation	33
C.	Broad Practices	34
D.	Employees	40
E.	Share Ownership	40

ITEM 7.	Major Shareholders and Related Party Transactions	41
A.	Major Shareholders	41
B.	Related Party Transactions	42
C.	Interests of Experts and Counsel	42
ITEM 8.	Financial Information	42
A.	Consolidated Statements and other Financial Information	42
B.	Significant Changes	43
ITEM 9.	The Offer and Listing	43
A.	Offer and Listing Details	43
B.	Plan of Distribution	43
C.	Markets	43
D.	Selling Shareholders	43
E.	Dilution	43
F.	Expenses of the Issue	43
ITEM 10.	Additional information	43
A.	Share Capital	43
B.	Memorandum and Articles of Association	43
C.	Material Contracts	50
D.	Exchange Controls	50
E.	Taxation	50
F.	Dividends and Paying Agents	60
G.	Statement by Experts	60
H.	Documents On Display	61
I.	Subsidiary Information	61
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	61
ITEM 12.	Description of Securities other than Equity Securities	62

PART I

Unless the context otherwise requires, “Tikcro,” “us,” “we” and “our” refer to Tikcro Technologies Ltd., an Israeli company. References to “U.S. dollars,” and “$” are to the lawful currency of the United States of America, and references to “NIS” are to new Israeli shekels. As of December 31, 2019, the exchange rate published by the Bank of Israel was NIS 3.456 per $1.00.

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

A. Selected Financial Data

We have derived the following selected financial data, with respect to the five years from 2015 through 2019, from the audited financial statements of Tikcro, which have been prepared in accordance with U.S generally accepted accounting principles.

The selected financial data set forth below as of December 31, 2018 and 2019 and for each of the years ended December 31, 2017, 2018 and 2019 are derived from our audited financial statements which are incorporated by reference into this Annual Report.

The selected financial data as of December 31, 2015, 2016 and 2017 and for the years ended December 31, 2015 and 2016 are derived from our audited financial statements which are not included in this Annual Report.

You should read the selected financial data together with Item 5 “Operating and Financial Review and Prospects” and our financial statements included elsewhere or incorporated by reference in this Annual Report.

We have developed a new anti-cytotoxic T-lymphocyte-associated protein 4, or CTLA-4, antibody for cancer treatment. Pre-clinical results show that it has enhanced properties over the marketed CTLA-4 antibody. Our antibody is a product of a collaboration with Yeda Research and Development Company Ltd. ("Yeda"), the technology transfer arm of the Weizmann Institute of Science (the "Weizmann Institute") in Israel. We jointly developed this new antibody originating from research at the Weizmann Institute addressing receptors and ligands of the immune system for anti-cancer treatment. A novel immunization approach was used to generate this antibody with high selectivity and blocking qualities towards certain cancer immune modulators. We have equal ownership rights with Yeda in the CTLA-4 antibodies.

In the fourth quarter of 2019, we closed our laboratory facilities and ceased pre-clinical development efforts, prior to promoting a commercial production process, due to the significant expected costs associated with production and clinical trials, as well as the evolution of the immune therapy antibody market and other drug candidates. We continue to explore strategic opportunities for this antibody program and to explore the best course of action for Tikcro, including to attempt to merge or effect a business combination with an operating entity in another area of operations or to distribute our net cash to our shareholders. Accordingly, the data presented below are not indicative of our future operating results or financial position. Please see Item 4.B “Business Overview” for more information.

	2015	2016	2017	2018	2019
	(Dollars in thousands)
Statement of Operations Data:
Research and development	$247	$601	$678	$692	$442
General and administrative expenses	609	676	618	766	581
Operating loss	$(856)	$(1,277)	$(1,296)	$(1,458)	$(1,023)
Financial income (expenses), net	(29)	(3)	45	53	94
Loss before taxes	(885)	(1,280)	(1,251)	(1,405)	(929)
Net loss	$(885)	$(1,280)	$(1,251)	$(1,405)	$(929)
Basic net loss per share	$(0.10)	$(0.13)	$(0.13)	$(0.14)	$(0.09)
Diluted net loss per share	$(0.10)	$(0.13)	$(0.13)	$(0.14)	$(0.09)
Number of shares used in computing basic net loss per share	8,839,965	9,878,861	9,878,861	9,878,861	9,878,861
Number of shares used in computing diluted net loss per share	8,839,965	9,878,861	9,878,861	9,878,861	9,878,861

	2015	2016	2017	2018	2019
	(Dollars in thousands)
Cash and cash equivalents	$8,560	$7,426	$6,449	$280	$4,273
Short-term deposits	-	-	-	4,937	-
Restricted cash	-	81	113	78	83

Working capital	8,507	7,359	6,274	5,047	4,196
Total assets	8,800	7,732	6,708	5,447	4,422
Shareholders' equity	8,574	7,495	6,399	5,147	4,222

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

We currently do not conduct significant business activities.

In the fourth quarter of 2019, we closed our laboratory facilities and ceased pre-clinical development efforts. We continue to explore strategic opportunities for our antibody program and to explore the best course of action for Tikcro, including to attempt to merge or effect a business combination with an operating entity in another area of operations or to distribute our net cash to our shareholders. We do not currently conduct other operations.

We may not be successful in identifying, evaluating and consummating suitable strategic opportunities for our antibody program or suitable business opportunities for a business combination.

We do not have an agreement with respect to strategic opportunities for our antibody program or engaging in a business combination with another company. We expect to incur expenses in the course of this evaluation, whether or not such evaluation results in a transaction. There can be no assurance that we will be successful in identifying, evaluating and consummating suitable strategic opportunities for our antibody program or suitable business opportunities for business combination. If we consummate a business combination with a company that is not interested in furthering our antibody program, it may be difficult or costly to preserve the value of such program for the benefit of our shareholders.

We may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. In the event that we complete a business combination, it is likely to result with a new board composition and management. The success of our operations will be dependent upon a new management of the company and other factors beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all.

Our shareholders may be subject to dilution of the value of our shares upon a business combination.

A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the target company or assets acquired in such business combination, the per share value of our ordinary shares may change, in either direction, significantly.

We may need additional financing following a business combination.

If we consummate a strategic opportunity for our antibody program or a business combination, we may need to raise funds through a public or private financing. We may be unable to obtain additional financing on acceptable terms or at all.

Risks relating to our efforts to monetize the rights in our CTLA-4 antibody

There is no assurance that we will succeed in monetizing the rights in our CTLA-4 antibody.

We generated a new full human functional CTLA-4 antibody addressing cancer immune modulators. We concluded a series of pre-clinical trials which show enhanced properties in in-vitro and animal trials over the only commercially approved antibody. We are looking for strategic opportunities with third parties for this antibody program, such as sub-licensing in order to advance its clinical development. There is no assurance that we will be successful in this aim. Market conditions and competitive drug candidates and the risks inherent in the development and commercialization of our CTLA-4 antibody (see the risk factors below) may deter third parties from undertaking this project.

If we succeed in consummating a transaction with a third party to pursue the development and commercialization of our CTLA-4 antibody, the consideration due to us is likely to be contingent on future milestones which are not in our control and are subject to uncertainties.

Even if a third party undertakes to advance the development and commercialization of our CTLA-4 antibody, there are significant risks that it will not succeed with the project. It is likely that the consideration payable to us for our rights in the antibody will be based on the generation of future milestone, such as regulatory approvals and commercial revenues, which are not in our control and are subject to uncertainties.

Our CTLA-4 antibody may not prove to have improved efficacy or a better safety profile in clinical trials.

In in vitro and small animal trials, our CTLA-4 antibody showed enhanced properties over the only commercially approved CTLA-4 antibody. Pre-clinical antibody comparison with an existing CTLA-4 antibody may not correlate with results from clinical trials for efficacy and side effects in humans. If the properties of our antibody fail to show similar benefits in advanced development stages and in clinical trials, there will not be a commercial basis to pursue the development of our CTLA-4 antibody.

A number of biotechnology and pharmaceutical companies already have FDA-approved drugs targeting certain cancer immune modulators that have less adverse side effects, pursue numerous clinical trials with other combination therapies in an effort to increase the efficacy of a combination treatment.

Our CTLA-4 antibody can show results in clinical trials for potential approval only in several years. This schedule may not allow our antibody to penetrate the markets because of competition from major pharmaceutical and specialized biotechnology companies that pursue clinical trials for cancer indications with combinations of new immune therapy antibodies and their existing drugs. They are engaged in clinical development of product candidates directed at the same or at similar cancer immune modulators and treat similar cancer indications.

A number of antibodies that address cancer immune modulators have obtained FDA approvals and are offered on the market. The majority of the industry’s revenues in 2019 derived in this field were generated by Merck’s pembrolizumab and Bristol-Myers Squibb’s nivolumab. These two antibodies target the PD-1 receptor. Bristol-Myers Squibb has a CTLA-4 antibody, ipilimumab, which was first FDA approved in 2011 for the treatment of melanoma and was approved in 2018 for sub-types of renal cancer and of colon cancer and in 2020 for hepatocellular carcinoma (HCC). All the clinical approvals of ipilimumab are in treatment combination with nivolumab. Merck has an ongoing clinical trial of a treatment combination with a newly developed CTLA-4 antibody in combination with its pembrolizumab antibody.

Additional antibodies that target cancer immune modulator CTLA-4 which are in clinical development include, without limitation, AstraZeneca Medimmune's CTLA-4 antibody as well as a bi-specific CTLA-4 and PD-1 antibody, Regeneron's CTLA-4 antibody and Agenus' CTLA-4 antibody. Each of these companies also promotes a PD-1 or PD-L1 antibody which are offered in clinical trials in treatment combinations with their respective CTLA-4 antibodies.

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

In addition, there are numerous pre-clinical programs pursued by biotechnology and pharmaceutical companies and academic centers for the development of antibodies that target the same or other cancer immune modulators as our antibody. Some of these plans are in early clinical studies, such as bi-specific antibodies which target both CTLA-4 and a complementary or possibly synergistic immune receptor.  In addition, new generations of CTLA-4 antibodies are promoted in the clinic to either increase their potency by altering the crystallisable fragments (Fc) or, alternatively, to mask the antibody's variable domain and allow for a selective un-masking and activation in the cancer tumor environment.

There is no assurance that our CTLA-4 antibody product, which is in pre-clinical stage of development, will be able to compete with the above antibodies and other therapeutic agents, alone or in combination with other agents that trigger a superior immune response with less adverse side effects.

The existing approved CTLA-4 antibody, ipilimumab, is near a patent expiration date and a competitive pricing environment is expected.

The existing approved CTLA-4 antibody ipilimumab is expected to reach expiration of patent protection in Europe and the United States between 2020 and 2022. Bio-generic companies have plans to bring to market off-patent versions of ipilimumab. We do not expect regulatory approval for marketing of a drug based on our CTLA-4 antibody to be requested before ipilimumab becomes off-patent. Therefore, with an expected increased competition for ipilimumab from bio-generic offerings, our new CTLA-4 antibody is likely to face an intensely competitive environment.

Certain clinical indications approved by the FDA for ipilimumab, a CTLA-4 antibody treatment, are based on limited clinical data which may conflict with future clinical results.

A CTLA-4 antibody has been approved by the FDA for sub-types of melanoma, renal cancer, colon cancer and hepatocellular carcinoma (HCC). Except for melanoma which was first approved in 2011, certain clinical indications were approved in the United States in 2018 through 2020, and their approval is based on a limited set of clinical data. Certain of these FDA approvals are contingent upon verification and description of clinical benefit in confirmatory trials, which could show conflicting results. If any of the FDA approvals granted to these indications is dropped, the potential market for our CTLA-4 antibody may be reduced and negatively impact the commercial basis for its development.

The clinical approvals for an anti-CTLA-4 antibody treatment are in combination treatment with a PD-1 antibody. This is likely to affect the clinical plan and commercial considerations relating to our CTLA-4 antibody.

Significantly all the clinical approvals of an anti-CTLA-4 antibody are based on a combination treatment with a certain PD-1 antibody, namely, with nivolumab. The promotion of our new CTLA-4 antibody will need to either rely on a treatment combination with a PD-1 antibody or to target new clinical indications for a monotherapy or in combination with other drugs. Neither of these approaches was trialed with our antibody, and there is high uncertainty and risks associated with the clinical outcomes for such approach. Potential third-party licensees or other candidates which may pursue the development and clinical trial of our CTLA-4 antibody may not have a PD-1 antibody or other drugs to use in combination.  As a result, we may not be able to reach favorable terms for a collaboration.

If we will rely on third parties for the development for production and clinical trials, those third parties may not perform satisfactorily, including failing to meet applicable regulatory requirements.

If we assign or sub-license our CTLA-4 technology to a third party for the development and clinical trials, we will have to rely on such third party to advance the development, production and clinical trials in respect of our CTLA-4 antibody. Our reliance on third parties for research and development activities and for production reduces our control over these activities and may increase the risks of successful completion. Delays in the regulatory approval process would increase expenses and the risk of earlier market launch of competing drugs.

Clinical drug development is expensive, time consuming and uncertain, and regulatory approvals for the commercialization of products based on our CTLA-4 antibody ultimately might not be obtained.

The manufacturing, labeling, approval, selling, marketing and distribution of drug products are subject to extensive regulation by the U.S. FDA, European Union, and EU Member State legislators and agencies, such as the European Medicines Agency, or EMA, which enforce regulations that differ from country to country. The production of our antibodies for clinical trials is required to follow Good Manufacturing Protocol, or GMP, which adds risks for a timely completion of this process. The manufacturing of antibodies is based on a biological process and is subject to risks such as low yields, lack of repeatability and contamination. Marketing drug candidates in the United States is subject to the receipt of approval of a biologics license application, or BLA, from the FDA and from applicable regulatory authorities outside the United States for any other country. Obtaining approval of a BLA or other marketing application can be a lengthy, expensive and uncertain process, and delay or failure can occur at any stage of the process.

Product candidates based on our CLTA-4 antibody, if promoted to clinical trials, will face a variety of risks and uncertainties, including the following:

•	future clinical trial results may show that the product is not effective, the clinical trial designs are flawed or the clinical trial subjects do not comply with trial protocols;

•
an available anti-CTLA-4 antibody, ipilimumab, in combination with a PD-1 antibody is associated with adverse side effects. Our new CTLA-4 antibody drug candidate may not be well tolerated or may cause more adverse side effects, which could be deemed not acceptable by the regulatory approval agencies;

•
even if a product is shown to be safe and effective for its intended purposes, there may be significant or unforeseen difficulties in obtaining or manufacturing sufficient quantities or at reasonable prices;

•	even if a product is successfully developed, commercially produced and receives all necessary regulatory approvals, there is no guarantee that there will be market acceptance; and

•
competitors have developed competing antibodies and invest significant efforts to develop therapeutics or other treatments that may be superior to or with less adverse side effects than our CTLA-4 antibody, which could affect its market acceptance.

Manufacturing products resulting from our CTLA-4 antibody may cause delays, increased costs, or loss of revenues.

Our CTLA-4 antibody will require substantial development and investment in manufacturing scale-up and for compliance with good manufacturing practice (GMP) and regulatory guidelines regarding antibody production. In addition, since the manufacturing process is complex and includes several distinct milestones over the course of about two years, there are risks that the schedule and cost through completion of GMP manufacturing will be subject to delays and additional expenses.

If we fail to comply with our obligations under our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are currently party to an intellectual property license agreement with Yeda and other licenses which relate to the development of our CTLA-4 antibody. Such engagements impose various diligence, milestone payment, royalty, insurance and other obligations. If we fail to comply with our obligations under such licenses, the licensors may have the right to terminate their respective license agreements. An assignment or sub-license of rights to a third party is subject to certain limitations and notice. Any such third party will also be subject to the terms of the license agreements. Termination of a license agreement or reduction or elimination of our licensed rights may result in our having to negotiate a new or reinstated license with less favorable terms, which could harm our business.

Healthcare legislative changes may harm our business and future prospects.

Healthcare costs have risen significantly over the past decade. Globally, governments are becoming increasingly aggressive in imposing health care cost-containment measures. Certain proposals, if passed, would impose limitations on prices of pharmaceutical agents. Such limitations will affect prices and the amounts of reimbursement available for these products from governmental agencies or third-party payors. These limitations could in turn reduce the attractiveness to invest in the development and commercialization of our CTLA-4 antibody and harm our ability to assign or sub-license our rights therein.

Financial and other risks

The COVID-19 pandemic and other conditions and changes in global economic and political environments may adversely affect our company.

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic is affecting global economies and may affect our operations. It is causing disruptions for significantly all of our business partners, suppliers, contractors and advisors. Additionally, while the potential economic impact caused by, and the duration of, the COVID-19 pandemic are difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may change the demand and business priorities in major industries, and it may reduce our ability to access capital, which could negatively impact our long-term liquidity. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. We do not yet know the full extent of potential impacts on our operations, financing and reporting. However, these effects could have a material impact on our liquidity and capital resources, as well as on our ability to report timely.

Even before the COVID-19 pandemic, global financial conditions were characterized by increased volatility. Oil and other commodity prices, in particular, have been subject to wide fluctuations, further affecting global stability. Rapid climate changes have had adverse supply effects over crops and other food commodities and impact significant populations and territories. In addition, there are concerns regarding the separation of the United Kingdom from the European Union and regarding several economically weak European Union member countries, which may further lead to weaker global consumer demand. These factors may have a negative impact on our ability to identify and consummate strategic transactions and on our ability to obtain financing and other sources of funding in the future on terms favorable to us, if at all.

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

We invest the majority of our cash on hand in bank deposits and financial instruments. If the obligor of any of the instruments we hold defaults or undergoes a reorganization in bankruptcy, we may lose all or a portion of our investment. This would harm our financial condition.  For information on the types of our investments as of December 31, 2019, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk - Interest Rate Risk Management”.

We are subject to costs and risks associated with complying with extensive corporate governance and disclosure requirements.

As a foreign private issuer in Israel subject to U.S. federal securities laws, we are required to comply with laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, various SEC regulations and the Israeli Companies Law. Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting and attestation of the effectiveness of these controls by our management. There is no guarantee that these efforts will result in management assurance that our internal control over financial reporting is adequate in future periods. The management attention and costs relating to compliance with the Sarbanes-Oxley Act and other corporate governance requirements could adversely affect our financial results.

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

As a consequence of our ownership of relatively substantial cash and investment assets and the absence of operating revenue other than interest on our cash balances, it is likely that we would be classified for U.S. federal income tax purposes as having been a passive foreign investment company, or PFIC, for each year since 2003 and we may continue to be a PFIC in future years, although the determination of PFIC status is made separately for each year and our PFIC status could change. Classification as a PFIC could result in a reduction in the after-tax return to U.S. holders of our ordinary shares, which could, in turn, cause a reduction in the value of our ordinary shares.  Classification as a PFIC also triggers the application of certain burdensome U.S. income tax reporting requirements. If we are a PFIC for any year during which a U.S. Holder (as defined in Item 10.E below) holds the our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ordinary shares.

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

Our ordinary shares are traded on the OTCQB. The market for shares quoted on the OTCQB is significantly less liquid than that for shares listed on national stock exchanges, such as the Nasdaq Stock Market, where we do not meet the listing criteria. There has been extremely low trading volume in our ordinary shares in recent years. This makes it more difficult for our shareholders to effect transactions with their shares at desired prices and amounts and is likely to have the quoted share price be subject to a wide range between the sell and actual buy prices, resulting with high costs to our shareholders. In addition, major retail U.S. banks have implemented internal policies not to allow holdings of OTC shares, due to their low liquidity and low confidence in their market price indications. Holders of our shares are therefore restricted to holding and transferring our shares via lower-tier and virtual electronic banks. This policy may expand to other banks, which would result in even more stringent limitations on holding and trading of our shares.

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

Aviv Boim, our CEO, beneficially owns approximately 30.1% of our outstanding ordinary shares (comprised of 11.3% in the form of ordinary shares and 18.8% in the form of options  to purchase ordinary shares at an exercise price of $1.01 per share), Steven N. Bronson beneficially owns approximately 15.2% of our outstanding ordinary shares, Eric Paneth, one of our directors, beneficially owns approximately 11.7% of our outstanding ordinary shares, and Izhak Tamir, our Chairman of the Board, beneficially owns approximately 10.7% of our outstanding ordinary shares. The options held by Mr. Boim are fully vested. Currently, none of these holders is a party to a shareholders agreement. However, if these shareholders (or a combination thereof) act together, they effectively may have the power to control the outcome of all matters submitted for the vote of our shareholders, including the election of directors and the approval of significant change in control transactions. The combined equity interest of these holders may have the effect of making certain transactions more difficult and may result in delaying, deferring or preventing a change in control of Tikcro unless approved by one or more of them.

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

Principal Capital Expenditures

In 2017, 2018 and 2019, we had capital expenditures of $53,000, $10,000 and $2,000, respectively. Our capital expenditures were mainly to purchase laboratory equipment for our business. We closed our facilities in the fourth quarter of 2019 and sold laboratory equipment for consideration of approximately $61,000.

B. Business Overview

General

We have developed a new CTLA-4 antibody for cancer treatment. Pre-clinical results show that it has enhanced properties over ipilimumab, the only clinically available CTLA-4 antibody. Our antibody is a product of a collaboration which was initiated in 2014 with Yeda, the technology transfer arm of the Weizmann Institute in Israel. It was jointly developed originating from specified research at the Weizmann Institute addressing targets of the immune system for cancer treatment. A novel immunization approach was used to generate antibodies with high selectivity and blocking qualities towards certain cancer immune modulators.

In the fourth quarter of 2019, we closed our laboratory facilities and ceased pre-clinical development efforts, prior to promoting a commercial production process, due to the significant expected costs associated with production and clinical trials, as well as the evolution of the immune therapy antibody market and other drug candidates. We continue to explore strategic opportunities for this antibody program and to explore the business course of action for Tikcro, including to attempt to merge or effect a business combination with an operating entity in another area of operations or to distribute our net cash to our shareholders.

Our CTLA-4 Antibody for Cancer Immune Treatment

General Market Description, Drivers and Growth

Since the FDA approval of a CTLA-4 antibody for treatment of melanoma in 2011 and more so with the approval of PD-1 antibodies in 2014 for cancer treatment, followed by the approvals of PD-L1 antibodies for cancer treatment as well, the field of monoclonal antibody immune modulation for cancer treatment has expanded significantly. It had total revenues exceeding $22.0 billion in 2019 for the top four pharmaceutical companies in the field, up from $1.3 million in revenues in 2014. The market for the only approved CTLA-4 antibody comprised $1.5 billion. Further growth is expected with the approval of additional clinical indications for immune modulation therapy. These antibodies, known as blocking antibodies, or neutralizing antibodies, have a therapeutic application in stimulating the immune system against tumors by blocking interactions of the targeted protein with other binding partners.

Specifically, a handful of new blocking antibodies have been approved for treating cancer through the modulation of immune pathways. The majority of them, excluding ipilimumab, a CTLA-4 antibody, were approved for PD-1 and PD-L1 immune modulators. PD-1 is a receptor and PD-L1 is one of its ligands of the same immune modulator. These treatments have not only led to increased survival periods for many patients with certain forms of late stage cancer but are leading to apparent cures in a minority of patients with advanced metastatic cancer of melanoma. However, clinical data suggests that the majority of the patient population in a number of indications has not responded to such treatments. Also, some of the responders have suffered recurrences. Also, adverse toxicity side effects were observed in a relatively large portion of the patients, which required simultaneous treatment with suppressive therapeutic agents to counter the effects triggered by the immune system over healthy cells.

These antibodies address a considerable cancer patient population, and there is an ongoing growing need to expand its approvals for additional clinical indications in earlier lines of treatment, combination treatments and additional anti-cancer indications. The FDA-approved clinical indications include many sub-types of cancer indications including, but not limited to, melanoma, lung, breast, colon, renal, liver, head and neck, lymphoma and for all cancer types which express multi-satellite-instability high mutation.

Industry-wide revenues from the aggregate sale of blocking PD-1, PD-L1 and CTLA-4 antibodies increased significantly, from $1.3 billion in 2014, to $2.6 billion in 2015, $6.3 billion in 2016, $10.5 billion in 2017, $17.0 billion in 2018 and $22.0 in 2019 for the top four pharmaceutical companies in this field. Substantially all of this revenue growth was derived from PD-1 and PD-L1 antibodies, while revenues from the single CTLA-4 antibody reached $1.5 billion. Industry analysts estimate a further significant increase of revenues from immune modulator antibodies in the coming years, as well as from other therapeutic approaches targeting immune system modulators for the treatment of cancer. While it is likely that revenues from PD-1 and PD-L1 antibodies will further increase, there are several combination treatments with such antibodies which might substitute the use of a CTLA-4 antibody, mainly in order to lower immune-related adverse effects. Since certain treatment approvals by the FDA were recent, a long-term efficacy and side effects analysis for these treatments is still lacking to have a complete comparison.

In an effort to improve the therapeutic benefit of such immune modulation agents, it is likely that more specifically designed antibodies with improved functional qualities will allow for a lower therapeutic dose and for an increasing therapeutic effect while addressing also the level of adverse side effects.

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

Through the fourth quarter of 2019, the aim of our antibody development effort, was to identify lead candidates of antibodies for the treatment of patients with cancer through the modulation of the immune system. In comparison to antibodies that were recently FDA approved for the treatment of cancer through immune modulation, the goal was to have antibodies which result in better therapeutic outcomes, used alone or in combination, leveraging the qualities of high specificity and functional parameters. The therapeutic aim was to partially disable the mechanisms that cancer cells employ to evade detection and destruction by the immune system. We identified a lead CTLA-4 full human antibody candidate which targets the immune system. In comparison with the only available CTLA-4 antibody, ipilimumab, our antibody shows high binding affinity to its receptor, blocking qualities to its ligands and favorable tumor inhibition in animal trials of human CTLA-4 knock-in mice. For further development, it will have to go through manufacturing scale-up and to be positioned for first human clinical trials in order to apply for FDA and other regulatory approvals.

Our Strategy

Until we ceased our development efforts in the fourth quarter of 2019, we focused our efforts primarily on the identification, isolation through in-vivo immunization and pre-clinical verification of antibody drug candidates addressing immune pathways and further characterized these antibody candidates in in-vitro functional testing and through in-vivo small-animal trials.  We focused our efforts on a new antibody for CTLA-4. We are seeking to license to, or enter into strategic alliances with, larger companies in the biopharmaceutical field, which have the resources, expertise and industry presence to further develop our CTLA-4 antibody and manufacture, support clinical development, market and sell the resulting products, if any, utilizing their distribution networks.

Our pre-clinical results shows that this new CTLA-4 antibody is positioned to offer a best-in-class antibody agent that better targets an immune modulation and functional activation of the immune system with no material increase of toxicity.

Resulting from a research and license agreement with Yeda, the technology transfer arm of the Weizmann Institute, we jointly developed and have equal ownership rights with Yeda in our CTLA-4 antibody. We, alone or through sub-licensees, have the right to obtain this CTLA-4 antibody and to pursue development through commercialization. The license consideration due from us to Yeda includes royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones.

Our lead product candidate for a CTLA-4 antibody showed promising in-vitro and small-animal trial results for tumor inhibition. It will require manufacturing scale-up, clinical trials and approvals from the FDA and other regulatory agencies, as well as acceptance in the marketplace, all of which are lengthy multi-year processes.

Intellectual Property Rights

We seek to protect our technologies through a combination of patents, trade secrets and know-how. We have filed a U.S. patent application, jointly with Yeda, for the protection of CTLA-4 antibody. We can provide no assurance that our patent application will have commercial value or will result in the issuance of a valid and enforceable patent.

The patent landscape in the field of therapeutic antibody development, optimization, manufacture and commercialization is crowded. We are aware of third-party patents directed at antibodies to numerous targets, including CTLA-4. For example, some patents claim antibodies based on a target epitope of a receptor or ligand, competitive binding and blocking capabilities to certain receptors and ligands or an immune reaction,  some claim antibodies based on specifying sequence or other structural information, and some claim various methods of discovery, optimization, production or use of such antibodies. Pursuant to common patent protection and filing strategies, additional claims addressing the same invention are likely to be filed and be published over many years following the original patent filing date. This practice increases the uncertainty for future third party rights and limitations on our rights, with limitations appearing with retroactive effect on our inventions and antibody products. These or other third-party patents could impact the value of our patent application.

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

Many competitors have substantially greater financial, manufacturing, marketing, sales, distribution and technical resources, and more experience in research and development, clinical trials and regulatory matters than we do. Competing companies developing or acquiring rights to more efficacious therapeutic products for the diseases we targeted, or which offer significantly lower costs of treatment, could render our CTLA-4 antibody noncompetitive or obsolete. See Item 3D. “Risk Factors- Risks relating to our efforts to monetize the rights in our CTLA-4 antibody”.

Academic institutions, governmental agencies and other public and private research institutions conduct significant amounts of research in biotechnology, medicinal chemistry and pharmacology. These entities are increasingly active in seeking patent protection and licensing revenues for their research results in areas which address our antibody.

We are aware of a handful biotechnology companies that have antibody-based products on the market, in late clinical trials or in clinical and pre-clinical development that are directed to the same biological targets as we pursued, either as monoclonal or bispecific antibodies.

The majority of the revenues derived in this field in 2019 were generated by Merck’s pembrolizumab and Bristol-Myers Squibb’s nivolumab. These two antibodies target the PD-1 receptor. Bristol-Myers Squibb has a CTLA-4 antibody, ipilimumab, which was first FDA approved in 2011 for the treatment of melanoma and was approved in 2018 for sub-types of renal cancer and of colon cancer and in 2020 for HCC. The approvals of ipilimumab are in treatment combination with nivolumab. Merck has an ongoing clinical trial of a treatment combination with a newly developed CTLA-4 antibody in combination with its pembrolizumab antibody.

Additional antibodies that target cancer immune modulator CTLA-4 which are in clinical development include, without limitation, AstraZeneca Medimmune's CTLA-4 antibody as well as a bi-specific CTLA-4 and PD-1 antibody, Regeneron's CTLA-4 antibody and Agenus' CTLA-4 antibody.

In addition, there are numerous pre-clinical and early clinical programs by companies and academic centers for the development of antibodies that target the same cancer immune pathways as our program, as well as pre-clinical programs for the development of antibodies that address different cancer immune pathways. Specifically, for CTLA-4, examples include bi-specific antibodies which target both CTLA-4 and a complementary or possibly synergistic immune receptor. In addition, new generations of CTLA-4 antibodies are being promoted in the clinic to either increase their potency by altering the crystallisable fragments (Fc) or, alternatively, to mask the antibody's variable domain and allow for a selective un-masking and activating in the cancer tumor environment.

There are numerous earlier-stage clinical trials ongoing for cancer treatment using new antibodies that target the modulation of additional immune targets. The clinical success of modulating PD-1, PD-L1 and, to a lesser extent, CTLA-4 with monoclonal antibodies drive the number of such clinical trials. In addition, there are approved agents and advanced clinical trials for agents, such as cancer vaccines and T-cell modulators, that trigger an immune response against cancer cells. In certain cancer indications, these agents resulted with superior clinical efficacy.

We anticipate increased competition as new companies enter this market and scientific developments surrounding immunotherapy and other traditional cancer therapies continue to accelerate. There is no assurance that products that may be developed in the future by a third party based on our CTLA-4 antibody will be able to compete with the above antibodies, specifically with anti-PD-1, PD-L1 and CTLA-4 antibodies, which already have an established market presence and clinical track record for a considerable period of time. Furthermore, other emerging immune modulators directly modifying T-cells may prove to be more efficient in treating cancer.

Government Regulation

Government authorities in the United States (including federal, state and local authorities) and in other countries, extensively regulate, among other things, the manufacturing, clinical development, marketing, labeling and packaging, storage, distribution, post-approval monitoring and reporting, advertising and promotion, pricing and export and import of pharmaceutical products, such as those we are developing. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

C. Organizational Structure

We do not have any significant subsidiaries.

D. Property, Plants and Equipment

In the fourth quarter of 2019, the lease for our offices and lab at the Kiryat Weizmann Science Park in Ness Ziona, Israel expired.  We currently do not lease any property.

ITEM 4A.	Unresolved Staff Comments

Not applicable.

ITEM 5.	Operating and Financial Review and Prospects

A.  Operating Results

Our operating and financial review and prospects should be read in conjunction with our audited financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Annual Report.

Overview

In the fourth quarter of 2019, we closed our laboratory facilities and ceased pre-clinical development efforts, prior to promoting a production process for commercial purpose, due to the expected significant costs associated with production and clinical trials, as well as the evolution of the immune therapy antibody market and other drug candidates.  Until then, our business plan focused on the development of new antibodies by using a new approach of the Israeli Weizmann Institute of Science for animal immunization to target immune modulators. This approach allows for precise targeting of discontinued epitopes in their three-dimensional structure. We were successful in generating a full human CTLA-4 antibody which shows favorable pre-clinical characteristics over its references.   We continue to explore strategic opportunities for this antibody program and to explore the best course of action for Tikcro, including to attempt to merge or effect a business combination with an operating entity in another area of operations. to close the company and distribute the net cash to our shareholders.

In 2018 and 2019, we recorded aggregate research and development expenses of $692,000 and $442,000, respectively. In December 2014, we entered into a research and license agreement with Yeda for the development of new antibodies for the treatment of cancer through the modulation of immune cancer pathways. This agreement was amended in 2015 to extend the term for several years. From late 2015 through 2016, we recruited research and development staff, opened an office and laboratory site and established a working-condition biotechnology development facility, in order to advance this antibody project to a higher scale selection and validation stage.  In 2018 and 2019, our research and development expenses were mainly the cost of our research and development staff, as well as lab materials and fees under sub-contracted research and licenses. In 2019, research and development expenses decreased in comparison to 2018 due to a decrease in staff costs and laboratory materials purchased. Having ceased our development activity in the fourth quarter of 2019, we do not expect to have any material research and development expenses in 2020.

In 2018, we had financial income, net of $53,000, mainly from our investment in short-term deposits. In 2019, we had financial income, net of $94,000, mainly from our investments in short-term deposits.

In 2018 and 2019, we had an operating loss of $1,458,000 and $1,023,000, respectively, mainly from research and expenses and general and administrative expenses.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles.

For additional information regarding our significant accounting policies please refer to Note 2 of our financial statements as of December 31, 2019 included in this Annual Report. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical.  These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances.

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

Results of Operations

Set forth below is a discussion of our results of operations for 2018 and 2019. For a comparison of 2018 to 2017, please refer to Item 5 in our annual report on Form 20-F for 2018, filed with the SEC on April 30, 2019.

The table below sets forth, for the periods indicated, financial data (in thousands of dollars) which we believe to be significant in analyzing our results of operations.

	2018	2019
	(Dollars in thousands)
Statement of Operations Data:
Research and development	$692	$442
General and administrative expenses, net	766	581
Operating loss	(1,458)	(1,023)
Financial income, net	53	94
Loss before taxes	(1,405)	(929)
Net loss	$(1,405)	$(929)

Research and development expenses. In 2018 and 2019, we had expenses of $692,000 and $442,000, respectively, mainly for research and development in our antibody project, which included mainly salaries, laboratory materials, depreciation of laboratory equipment and amounts paid for sub-contracted research and licenses.

General and administrative expenses. General and administrative expenses decreased from $766,000 in 2018 to $581,000 in 2019, mainly due to a decrease in stock-based compensation costs and in legal costs, offset in part by an increase in director and salary costs.

Financial income, net.  Financial income, net consists mainly from income from our investment in short-term deposits. In 2018 and 2019, our financial income of $53,000 and 94,000, respectively, consisted primarily from the income from our investment in short-term deposits.

Tax.  We did not have tax expenses in 2018 or 2019.

Net loss.  In 2018, we had a net loss of $1,405,000, mainly as a result of our operating loss of $1,458,000, offset by financial income of $53,000. In 2019, we had a net loss of $929,000, mainly as a result of our operating loss of $1,023,000, offset by financial income of $94,000.

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

We may have from time to time expenses denominated in new Israeli shekels. Such expenses would decrease as a result of a devaluation of the new Israeli shekel in relation to the U.S. dollar. In 2018, the value of the U.S dollar increased against the NIS. In 2019, the value of the U.S dollar decreased against the NIS. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the new Israeli shekel against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Years Ended December 31,	Israeli Inflation Rate	NIS-USD Devaluation Rate	Israel Inflation Adjusted for Devaluation
2015	(0.8)	0.3	(1.1)
2016	(0.4)	(1.5)	1.1
2017	0.4	(9.8)	10.2
2018	0.8	8.1	(7.3)
2019	0.6	(7.8)	8.4

B. Liquidity and Capital Resources

We had working capital of $5.0 million as of December 31, 2018 and $4.2 million as of December 31, 2019. We believe that we have sufficient working capital for at least the next 12 months.

In 2018, we had a net loss of $1.4 million, and we used $1.3 million of cash for operations.  In 2019, we had a net loss of $929,000 and we used $998,000 of cash for operations. We used a net amount of $4.9 million of cash for investments in 2018 and generated a net amount of $5.0 million of cash from investment activities in in 2019. In 2018 and 2019, most of the cash activity was the purchase and sale of short-term deposits.

In 2018 and 2019, we did not have any cash flow from financing activities.

C. Research and Development, Patents and Licenses

Please see Item 4.B above.

D. Trend Information

None.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

We had no contractual commitments as of December 31, 2019, other than for immaterial employment-related payments to terminated personnel.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management and Employees

The following table lists our current directors and senior managers as of April 15, 2020:

Name	Age	Position
Izhak Tamir	67	Chairman of the Board
Eric Paneth	69	Director
Dr. Dror Melamed	59	Director
Dr. Shlomzion Shen	50	External Director
Dr. Rami Skaliter	62	External Director
Aviv Boim	52	Chief Executive Officer

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

In June 2014, a liquidator was appointed in respect of Orckit at the request of a creditor, and Orckit subsequently underwent a court-approved debt restructuring. In March 2017, the liquidator filed a petition in the District Court of Tel Aviv against former directors and officers of Orckit, including Messrs. Tamir and Paneth, and Orckit's professional liability insurer, seeking civil monetary damages. Pursuant to a mediation process, the mediator has presented his recommendations for a settlement. Any settlement will require the approval of all parties and the court.

Dr. Dror Melamed. Dr. Dror Melamed has served as one of our Directors since January 2019. He has more than 20 years of experience in senior executive management positions in the biopharmaceutical industry. He currently serves as Chief Executive Officer of Tarom Innovative Technologies, a private company investing in and developing various life science-related products and technologies. Since January 2019, he also serves as the Chief Technology Officer of KinBio, a biopharmaceutical company. From 1995 to 2018, he served in senior executive roles at InSight Biopharmaceuticals, which focuses on the development, manufacturing and commercialization of innovative biopharmaceuticals, biosimilars and sophisticated generics. Dr. Melamed holds a Ph.D. in molecular and cellular biology from the Faculty of Virology at the Weizmann Institute of Science and an M.B.A. from Bar-Ilan University.

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

B. Compensation

The aggregate direct remuneration, including fringe benefits commonly provided by companies in Israel, paid or accrued by us to all persons as a group (six persons) who served in the capacity of director or executive officer in the year ended December 31, 2019, was approximately $301,000. The foregoing amounts consist of the fees paid to our directors and our chief executive officer. In 2019, our two statutory external directors and Dr. Dror Melamed were each paid cash compensation of NIS 60,000 (approximately $17,400) per year and NIS 2,031 (approximately $588) per meeting in accordance with applicable regulations. Mr. Paneth, as a member of board and our compensation committee, was paid the fixed amounts under applicable regulations, which is NIS 27,376 (approximately $8,000) per year and NIS 1,741 (approximately $504) per meeting.  Mr. Tamir, as our Chairman of the Board, was paid NIS 37,000 (approximately $10,706) per year and 2,400 (approximately $694) per meeting.

The table below reflects the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2019. This group consists of our Chief Executive Officer, who is our only officer, and our four directors who served in 2019.

For purposes of the table below, “compensation” includes salary cost, director fees, bonuses, equity-based compensation and social benefits. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2019.

The amounts set forth in the table below are given in thousands of U.S. Dollars.

Name and Position	Salary Cost (1)	Director Fees	Bonus	Equity-Based Compensation(2)	Total
Aviv Boim, CEO	212	--	--	--	212
Izhak Tamir, Chairman	--	15	--	--	15
Eric Paneth, Director	--	11	--	--	11
Dror Melamed, Director	--	21	--	--	21
Shlomzion Shen, External Director	--	21	--	--	21
Rami Skaliter, External Director	--	21	--	--	21
____________________

(1)
Salary cost includes Mr. Boim's gross salary plus customary payment of social benefits made by the Company on his behalf. For the second quarter of 2020, Mr. Boim’s monthly salary payments were voluntarily reduced by 30% in light of the coronavirus pandemic.

(2)
Represents the equity-based compensation expenses recorded in the Company's financial statements for the year ended December 31, 2019 based on the fair value of the applicable securities on the date of grant thereof, in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2(J) to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2019.

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

D. Employees

We had one employee as of December 31, 2019, four employees as of December 31, 2018 and four employees as of December 31, 2017.

E. Share Ownership

As of March 31, 2020, Mr. Aviv Boim beneficially owned 3,665,954 ordinary shares, or approximately 30.1% of our outstanding ordinary shares, Mr. Eric Paneth beneficially owned 1,156,602 ordinary shares, or approximately 11.7% of our outstanding ordinary shares, and Mr. Izhak Tamir beneficially owned 1,061,701 ordinary shares, or approximately 10.7% of our outstanding ordinary shares. Mr. Boim's beneficial ownership includes 2,290,667 shares issuable upon the exercise of vested options. The options have an exercise price equal to $1.01 per share and expire on March 25, 2025.  On January 20, 2019, we granted to each of our directors (other than Mr. Tamir, our Chairman) options to purchase 20,000 ordinary shares at an exercise price of $0.20 per share.  The options have a term of seven years and vest over a period of three years, one-third on the first anniversary of the date of grant and the balance in eight equal three-month installments thereafter.

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

As of March 31, 2020, there were outstanding options to purchase a total of 2,390,667 ordinary shares.

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

Identity of Person or Group	Amount Owned	Percent of Class(1)
Aviv Boim(2)	3,665,954	30.1%
Steven N. Bronson(3)	1,500,094	15.2%
Eric Paneth	1,156,602	11.7%
Izhak Tamir	1,061,701	10.7%
_______________
(1)	Based on 9,878,861 ordinary shares outstanding on March 31, 2020.
(2)	Includes 2,290,667 shares issuable upon the exercise of vested options, at a price of $1.01 per share.
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

As of March 31, 2017, Mr. Aviv Boim beneficially owned 2,751,287 ordinary shares, constituting 24.4% of our outstanding shares. The change reflected above takes into account the vesting of options granted in March 2015, which are described elsewhere in this Annual Report.

As of May 17, 2020, there were 32 holders of record of our ordinary shares in the United States who collectively held approximately 60% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since most these ordinary shares were held of record by brokers or other nominees.

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

B. Significant Changes

No significant change has occurred since December 31, 2019, except as otherwise disclosed in this Annual Report.

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

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” which is significant, a U.S. Holder’s sale, exchange or other taxable disposition of ordinary shares generally will result in the recognition by such U.S. Holder of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in the ordinary shares disposed of (determined in U.S. dollars).  This gain or loss will be long-term capital gain or loss if such ordinary shares have been held or are deemed to have been held for more than one year at the time of the disposition.  Individual U.S. Holders are subject to a maximum tax rate of 20% on long-term gains. A noncorporate U.S. Holder may be subject to an additional tax based on its “net investment income” (generally, gross income from interest, dividends, annuities, royalties and rents and gain from the sale of property (other than property held in the active conduct of a trade or business that does not regularly trade financial instruments or commodities), less the amount of deductions properly allocable to such income or gain). Such tax is equal to 3.8% of the lesser of an individual U.S. Holder’s (i) net investment income, or (ii) the excess of such U.S. Holder’s “modified adjusted gross income” (adjusted gross income plus the amount of any foreign earned income excluded from income under Section 911(a)(1) of the Code, net of deductions and exclusions disallowed with respect to such foreign earned income) over a specified threshold amount ($250,000 in the case of a joint return or surviving spouse, $125,000 in the case of a married individual filing a separate return and $200,000 in any other case). In the case of a U.S. Holder which is an estate or trust, the tax is equal to 3.8% of the lesser of (i) undistributed net investment income, or (ii) the excess of adjusted gross income (as defined in Section 67(e) of the Code) over the dollar amount at which the highest tax bracket applicable to an estate or trust begins.  Short-term capital gains generally are taxed at the same rates applicable to ordinary income.  If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss is treated as a short-term capital gain or loss.  See “Israeli Tax Considerations — Capital Gains Tax” for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares.  Any capital loss realized upon the taxable disposition of ordinary shares generally is deductible only against capital gains and not against ordinary income, except that non-corporate U.S. Holders generally may deduct annually from ordinary income up to $3,000 of capital losses in excess of capital gains.  In general, any capital gain or loss recognized by a U.S. Holder upon the taxable disposition of ordinary shares will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes, although the tax treaty between the United States and Israel may permit gain derived from the taxable disposition of ordinary shares by a U.S. Holder to be treated as foreign-source income for U.S. foreign tax credit purposes under certain circumstances.

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

Treatment of Distributions

Subject to the discussion below under “Passive Foreign Investment Company Status,” which is significant, for U.S. federal income tax purposes, the amount of any distribution with respect to our ordinary shares will equal the amount of cash distributed, the fair market value of any property distributed and the amount of any Israeli taxes withheld on such distribution as described below under “Israeli Tax Considerations -- Tax on Dividends.” Other than distributions in liquidation or in redemption of our ordinary shares that are treated as exchanges, a distribution with respect to our ordinary shares to a U.S. Holder generally will be treated as a dividend to the extent the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in his, her or its ordinary shares (but not below zero), and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income. A noncorporate U.S. Holder’s “qualified dividend income” generally is subject to tax at a rate of 20% and also may be subject to the additional tax on “net investment income” described above in “Sale, Exchange or Other Taxable Disposition of Ordinary Shares.” For this purpose, “qualified dividend income” generally includes dividends paid by a foreign corporation if, among other things, the noncorporate U.S. Holder meets certain minimum holding period requirements, there is no obligation to make related payments with respect to positions in substantially similar or related property, and either (a) the stock of such corporation is readily tradable on an established securities market in the U.S., or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by us will not qualify for the 20% U.S. federal income tax rate, however, if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a “passive foreign investment company” for U.S. federal income tax purposes. See the discussion below under the heading “Passive Foreign Investment Company Status.”

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

Dividends received with respect to our ordinary shares will constitute “portfolio income” for purposes of the limitation on the deductibility of passive activity losses and, therefore, generally may not be offset by passive activity losses. Dividends received with respect to our ordinary shares also generally will be treated as “investment income” for purposes of the investment interest deduction limitation contained in Section 163(d) of the Code, and generally as foreign-source passive income for U.S. foreign tax credit purposes. Subject to certain limitations, U.S. Holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from distributions on our ordinary shares which constitute dividends under U.S. income tax law. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only if the U.S. Holder elects to do so with respect to all foreign income taxes in such year. In addition, special rules may apply to the computation of foreign tax credits relating to “qualified dividend income,” as defined above. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions involves the application of complex rules that depend on a U.S. Holder’s particular circumstances.

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

Based on the composition of our gross income, the composition and value of our gross assets and the market price of our ordinary shares during each year since 2003, we believe that we are likely to be treated as having been a PFIC in each such year, including 2019.  There also can be no assurance that we will not be deemed a PFIC in 2020 or any other future tax year.

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market” election (both as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

•	Any “excess distribution” and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•
such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during the U.S. Holder’s holding period, if we cease to be a PFIC, the U.S. Holder may avoid the consequences of PFIC classification for subsequent years if such U.S. Holder elects to recognize gain based on the unrealized appreciation in such U.S. Holder’s ordinary shares through the close of the tax year in which we cease to be a PFIC, which gain would be subject to the excess distribution rules described above.

A U.S. Holder who beneficially owns shares of a PFIC must file U.S. Internal Revenue Service Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service annually.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment described above. “Marketable stock” is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. U.S. Holders should consult their own tax advisers regarding the availability of the mark-to-market- election for our ordinary shares.

If a mark-to-market election is available and made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer treated as marketable stock or the U.S. Internal Revenue Service consents to the revocation of the election.

Due to the complexity of the PFIC rules, U.S. Holders should consult their own tax advisors regarding our status as a PFIC and, if we are treated as a PFIC, compliance with the applicable reporting requirements and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election.

Information Reporting and Backup Withholding

Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding tax at a rate which currently is 24%.  Information reporting will not apply, however, with respect to payments to certain U.S. Holders, including corporations and tax-exempt organizations.  In addition, backup withholding will not apply to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and other required certifications. U.S. Holders required to establish their exemption from backup withholding generally must provide a certification on U.S. Internal Revenue Service Form W-9 (or substitute form). The backup withholding tax is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service.  U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable.

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

Shareholders that are individuals who have taxable income that exceeds NIS 640,000 in a tax year (linked to the CPI, which amounts to NIS 649,560 for 2019) will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on income, as amended, known as the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who holds the ordinary shares as a capital asset and who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty generally will not be subject to Israeli capital gains tax.  This exemption does not apply if: (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our issued voting power during any part of the twelve-month period preceding the applicable sale, exchange or disposition, subject to specific conditions, (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel or (iii) the U.S. resident, being an individual, is present in Israel for a period or periods aggregating 183 days or more during the relevant taxable year. In these cases, the sale, exchange or disposition would be subject to Israel tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the treaty U.S. resident would generally be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.  At December 31, 2019, we did not own any market risk sensitive instruments. However, we may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk Management

As of December 31, 2019, we had $4.27 million of cash and short-term investments, the substantial majority of which was linked to the U.S. dollar.

ITEM 12.	Description of Securities other than Equity Securities

None.

PART II

ITEM 13.	Defaults, Dividend Averages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of December 31, 2019. The evaluation was performed with the participation of our senior management and under the supervision and with the participation of our principal executive and financial officer. Based on this evaluation, our principal executive and financial officer has concluded that our disclosure controls and procedures are effective to alert him on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

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

Our management conducted an evaluation, pursuant to Rule 13a-15(c) under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2019 and concluded that our internal control over financial reporting was effective as of December 31, 2019.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Financial Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2019 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    Audit Committee Financial Expert

Our board of directors has determined that we require one director with “financial and accounting expertise”, as defined under the Companies Law, and that Izhak Tamir has such expertise.  Mr. Tamir qualifies as an “independent director” under the Nasdaq Listing Rules.  Mr. Tamir is not a member of our audit committee and does not satisfy all the qualifications of an “audit committee financial expert”, as defined in Item 16A of Form 20-F, but we believe that his involvement and qualifications are sufficient for the scope and complexity of our operations.

ITEM 16B.    Code of Ethics

Our board of directors has adopted a Code of Ethics.  We will provide a copy of our Code of Ethics free of charge to any person who requests one. Such requests may be sent to Dr. Rami Skaliter, the Chairperson of our Audit Committee.

ITEM 16C.    Principal Accountant Fees and Services

For the audit of our 2018 financial statements, our independent registered accounting firm was Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. For the audit of our 2019 financial statements, our independent registered accounting firm was Somekh Chaikin, a member firm of KPMG International. The following table sets forth, for each of the years indicated, the fees paid to this firm:

	Year Ended December 31,
	2018	2019
Audit Fees	$44,500	$43,000
Tax and other Fees	5,500	5,000
Audit related Fees	-	-
Total	$50,000	$48,000

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

Our Audit Committee pre-approves the engagement of our independent registered accounting firm to perform audit and non-audit services.

ITEM 16D.    Exemptions from Listing Standards for Audit Committees

Not applicable.

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.     Change in Registrant’s Certifying Accountant

On March 12, 2020, our shareholders approved the appointment of Somekh Chaikin (“Somekh”), a member firm of KPMG International, as our independent registered public accounting firm until our next annual meeting of shareholders. The appointment of Somekh was recommended by our audit committee and by our board of directors on January 15, 2020. Somekh is independent of the Company, and during the two most recent fiscal years and the subsequent interim period, neither the Company nor anyone on its behalf consulted Somekh regarding any matter that requires disclosure under applicable SEC rules.

On December 12, 2019, Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global (“Kost”), resigned as our independent registered public accounting firm. Kost’s report on the Company’s financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the two most recent fiscal years and the subsequent interim period through the date of resignation, December 12, 2019, there were no disagreements with Kost on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Kost, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report, and there were no “reportable events” (as defined in Item 16F(a)(1)(v) of SEC Form 20-F).

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
Aviv Boim
Chief Executive Officer

Date:  June 1, 2020

Exhibit Index

Exhibit No.	Exhibit
1.1	Memorandum of Association, as amended (a)
1.2	Amended and Restated Articles of Association (a)
1.3	Amended and Restated Bonus Rights Agreement, dated as of April 30, 2015, between Tikcro Technologies Ltd. and American Stock Transfer & Trust Company, as Rights Agent (b)
2(d)	Description of Ordinary Shares (f)
4.1	Compensation Policy for Office Holders (c)
4.2	Tikcro 2003 Stock Option Plan, as amended (d)
4.3	Form of Share Purchase Agreement, dated as of December 23, 2015 (e)
8.1	List of Subsidiaries (d)
12.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act (f)
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act (f)
14.1	Consent of Independent Registered Accounting Firm (f)
14.2	Consent of Independent Registered Accounting Firm (f)
99.1	Letter of Former Independent Registered Accounting Firm (f)
101.1	Interactive Data Files in XBRL format of the materials set forth in Exhibit 15.1 (g)

________________________

(a)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on April 30, 2013.

(b)	Incorporated by reference to Tikcro’s Report on Form 8-A/A filed with the Securities and Exchange Commission on April 30, 2015.

(c)	Incorporated by reference to Tikcro’s Report on Form 6-K filed with the Securities and Exchange Commission on November 21, 2013.

(d)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission on April 30, 2015.

(e)	Incorporated by reference to Tikcro’s Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on April 21, 2017.

(f)	Included herewith.

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

AS OF DECEMBER 31, 2019

IN U.S. DOLLARS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Tikcro Technologies Ltd.

Opinion on the Financial Statements
We have audited the accompanying balance sheet of Tikcro Technologies Ltd. ("the Company") as of December 31, 2019, the related statement of operations, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

We have served as the Company’s auditor since 2020.

Tel Aviv, Israel
Date: June 1, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TIKCRO TECHNOLOGIES LTD.

Opinion on the Financial Statements
We have audited the accompanying balance sheets of Tikcro Technologies Ltd. ("the Company") as of December 31, 2018, the related statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 , and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

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

/s/ Kost, Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER A Member of EY Global

We served as the Company’s auditor from at least 2003 to 2019, but we were unable to determine the specific year we began serving as the auditor.
Tel-Aviv, Israel
April 30, 2019

TIKCRO TECHNOLOGIES LTD.

BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2018	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$280	$4,273
Short-term deposits	4,937	-
Restricted cash	78	83
Account receivables (Note 3)	52	40

Total current assets	5,347	4,396

Property and equipment, net (Note 4)	100	26

Total assets	$5,447	$4,422

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	$300	$200

Total liabilities	300	200

COMMITMENTS AND CONTINGENT LIABILITIES (Note 5)

SHAREHOLDERS' EQUITY (Note 6):
Share capital -
Ordinary shares no par value - Authorized: 90,000,000 shares at December 31, 2018 and 2019; Issued: 11,325,912 at December 31, 2018 and 2019; Outstanding: 9,878,861 at December 31, 2018 and 2019.	-	-
Additional paid-in capital	147,953	147,957
Treasury shares, at cost, 1,447,051 Ordinary shares at December 31, 2018 and 2019	(1,065)	(1,065)
Accumulated deficit	(141,741)	(142,670)

Total shareholders' equity	5,147	4,222

Total liabilities and shareholders' equity	$5,447	$4,422

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share and per share data

	Year ended December 31,
	2017	2018	2019

Operating costs and expenses:

Research and development	$(678)	$(692)	$(442)
General and administrative expenses	(618)	(766)	(581)

Operating loss	(1,296)	(1,458)	(1,023)
Financial income, net (Note 8b)	45	53	94

Loss	$(1,251)	$(1,405)	$(929)

Loss per share:

Basic and diluted net loss per share	$(0.13)	$(0.14)	$(0.09)

Total comprehensive loss	$(1,251)	$(1,405)	$(929)
Weighted average number of shares used in computing basic and diluted loss per share	9,878,861	9,878,861	9,878,861

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Outstanding		Additional			Total
	Ordinary shares		paid-in	Treasury	Accumulated	shareholders'
	Number	Amount	capital	shares	deficit	Equity

Balance at January 1, 2017	9,878,861	$-	$147,645	$(1,065)	$(139,085)	$7,495

Stock based compensation	-		155	-	-	155
Net loss	-			-	(1,251)	(1,251)

Balance at December 31, 2017	9,878,861	-	147,800	(1,065)	(140,336)	6,399
Stock based compensation	-	-	153	-	-	153
Net loss	-	-	-	-	(1,405)	(1,405)

Balance at December 31, 2018	9,878,861	-	147,953	(1,065)	(141,741)	5,147

Stock based compensation	-	-	4	-	-	4
Net loss	-	-	-	-	(929)	(929)

Balance at December 31, 2019	9,878,861	-	147,957	(1,065)	(142,670)	4,222

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2017	2018	2019
Cash flows from operating activities:

Loss	$(1,251)	$(1,405)	$(929)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	64	35	32
Stock based compensation	155	153	4
Decrease (increase) in account receivables	18	(31)	12
Profit from the sale of shares of Biocancell	(35)	-	-
Profit from the sale of property and equipment	-	-	(17)
Increase (decrease) in current liabilities	72	(9)	(100)

Net cash used in operating activities	(977)	(1,257)	(998)

Cash flows from investing activities:

Proceeds from sale of BioCancell securities	85	-	-
Proceeds from (Investment in) short-term deposit	-	(4,937)	4,937
Proceeds from sale of property and equipment	-	-	61
Purchase of property and equipment	(53)	(10)	(2)

Net cash provided by (used in) investing activities	(32)	(4,947)	4,996

Increase (decrease) in cash, cash equivalents and restricted cash	(945)	(6,204)	3,998
Cash ,cash equivalents and restricted cash at the beginning of the year	7,507	6,562	358

Cash,cash equivalents and restricted cash at the end of the year	$6,562	$358	$4,356

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of cash flow that sum to the total of the same such amounts shown in the balance sheet:

	Year ended December 31,
	2017	2018	2019
Cash and cash equivalents	$6,449	$280	$4,273
Restricted cash	113	78	83
Total cash,cash equivalents and restricted cash shown in the statement of cash flow	$6,562	$358	$4,356

The accompanying notes are an integral part of the financial statements.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Tikcro Technologies Ltd. ("the Company" or "Tikcro") was incorporated in 1999, under the laws of Israel.

Until the fourth quarter of 2019, the Company was engaged in biotechnology development of projects originated in Israeli academic centers. The Company developed certain antibodies in selection and pre-clinical trials with a focus on antibodies blocking immune modulators for cancer treatment. In the fourth quarter of 2019, the Company closed its laboratory facilities and ceased pre-clinical development efforts, prior to promoting a commercial production process, due to the significant expected costs associated with production and clinical trials, as well as the evolution of the immune therapy antibody market and other drug candidates. The Company continues to explore strategic opportunities for this antibody program and to explore the best course of action for Tikcro, including to attempt to merge or effect a business combination with an operating entity in another area of operations or to distribute its net cash to its shareholders.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"), applied consistently.

b.	Use of estimates:

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

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

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.	Short-term bank deposits:

Short-term bank deposits with an original maturity date of more than three months and less then twelve months from the date of the investment, are presented as short-term bank deposits.

f.	Restricted cash

Restricted cash is mainly in respect of withdrawal by a bank as collateral for an office facility operating lease agreement.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful life of the assets at the following annual rates:

%
Office equipment	20
Laboratory equipment	15 - 33

 Impairment of long lived assets:

Property and equipment subject to amortization are reviewed for impairment in accordance with ASC No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2019, 2018 and 2017 , no impairment losses were recorded.

h.	Research and development expenses:

Research and development expenses include funding for early-stage biotechnology projects performed by the Company and third-party research facilities, and are charged to the statement of operations, as incurred.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.          Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes". This ASC prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is not more likely than not that a portion or all of the deferred tax assets will be realized.

Based on ASC No. 740, a two-step approach is used to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. When necessary, the Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

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

The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

The Company estimates the fair value of stock options granted using the Black-Scholes  option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. The Company grants restricted shares and values them based on the market value of the underlying shares at the date of grant. No options or restricted shares were granted in in 2017. In 2018 and 2019, the Company granted options, see Note 6.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The weighted-average estimated fair value of employee stock options granted during the year ended December 31, 2018 and 2019 was $0.081 and 0.11, respectively per option, using the Black–Scholes option pricing formula. Fair values were estimated using the following assumptions (annualized percentages):

Year ended December 31,
2018 and 2019

Dividend yield	0
Expected volatility	53.1%
Risk-free interest	1.6%
Expected life (years)	4.5-6

The volatility was measured according to the average volatility of similar companies' stock since the Company's stock is traded in low frequency. The risk free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life of the Company's options. The dividend yield assumption is based on the Company's historical experience and expectation of no future dividend payouts and may be subject to substantial change in the future. Effective as of January 1, 2017, the Company adopted a change in accounting policy in accordance with Accounting Standards Update 2016-09, "Compensation Stock Compensation (Topic 718)" (“ASU 2016-09”) to account for forfeitures as they occur.

k.         Fair value Measurements:

The Company measures its investments at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC No. 260, "Earnings per Share".

The total number of options excluded from the calculation of the diluted net loss per share, because they had anti-dilutive effect, for the years ended December 31, 2017, 2018 and 2019, were  2,290,667, 2,350,667 and 2,390,667, respectively.

m.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents and short-term bank deposits.

Cash and cash equivalents are invested in major banks in Israel and the U.S., mainly in U.S. dollars. The significant majority of the Company's cash and cash equivalents is invested in one bank in the United States. Such funds in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the institutions in which the Company invests and the financial institutions that hold the Company's investments are of investment-grade level, and, accordingly, commercially acceptable credit risk exists with respect to these investments.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

n.	Treasury shares:

Ordinary shares held by the Company are recognized at cost of purchase and presented as a deduction from equity. The Company has not repurchased Ordinary shares in 2017, 2018 or 2019.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Leases:

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02. The guidance establishes a right-of-use("ROU") model that requires a lessee to recognize an ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. The lessee determines if an arrangement is or contains a lease at contract inception.

A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company adopted the new accounting standard ASC 842 "Leases" and all the related amendments on January 1, 2019 and used the effective date as the Company’s date of initial application.

ROU assets represent the lessee’s right to use an underlying asset for the lease term and lease liabilities represent the lessee’s obligation to make lease payments arising from the lease. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. Until it expired at the end of 2019, the Company's lease was an operating lease. See note 5d below.

The new standard provides a number of optional practical expedients in transition. The Company chose to apply the following permitted practical expedient in which a short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that, for those leases, the Company does not recognize ROU assets or lease liabilities but recognizes lease expenses over the lease term on a straight-line basis.

Prior to the adoption of the new lease standard, the Company's lease consisted of real estate for use in its operations, which was classified as an operating lease.

p.	Employee benefits - Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees.

The Company’s employees have signed on Section 14 of the Israeli Severance Pay law – 1963, pursuant to which the Company’s regular deposits with pension and severance pay funds release it from any further severance liability to the employees. the amounts deposited in the pension and severance pay funds are not reflected in the financial statements as they are not under the Company's ownership or control.

q.        Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-      ACCOUNT RECEIVABLES

	December 31,
	2018	2019

Prepaid expenses	21	23
Interest receivable	-	9
Tax authorities	9	1
Other	22	7

	$52	$40

NOTE 4:-      PROPERTY AND EQUIPMENT, NET

Cost	Office equipment	Laboratory equipment	Total
01/01/18	8	297	305
Additions	7	3	10
Disposals	0	0	0
31/12/18	15	300	315
Additions	2	0	2
Disposals	(17)	(196)	(213)
31/12/19	0	104	104

Accumulated Depreciation
01/01/18	1	179	180
Additions	2	33	35
Disposals	0	0	0
31/12/18	3	212	215
Additions	2	30	32
Disposals	(5)	(164)	(169)
31/12/19	0	78	78

Net book value 31/12/2019	0	26	26
Net book value 31/12/2018	12	88	100

Depreciation expenses for the years ended December 31, 2017, 2018 and 2019 were $64, $35 and $32, respectively.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Directors and officers indemnification agreements:

The Company, from time to time, has entered into indemnification agreements with its directors and officers, in which the Company undertakes to indemnify them, to the fullest extent permitted by law, for acts taken or omitted by them in their respective capacities as directors or officers of the Company. Pursuant to these agreements, the obligations of the Company remain in effect even after the termination of the directors' and officers' services to or employment with the Company.

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

Pursuant to the agreement, the Company alone or through sub-licensees, has the right to obtain the research results and to pursue further development through commercialization. The license consideration due from the Company to Yeda includes royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones. From the end of 2015, the agreement with Yeda was extended for additional years to cover and to address additional targets for cancer immune modulators, until 2018. Under the agreement, the Company provided funding in a total amount of $75 in 2018. No funding was made in 2019, and there is no obligation for further funding after 2019.

The Company uses third party services in its research and development activities. The consideration due from the Company for such services includes future considerations which are linked to clinical and commercial milestones of drug-candidates derived from such services.

d.	Lease agreements

The Company entered into a lease agreement in the end of 2015, effective January 1, 2016.  Under the agreement the Company rented offices and lab at the Kiryat Weizmann Science Park in Ness Ziona, Israel. The Company was obliged to pay lease amounts of $215 per year for a period of 2 years. The Company sub leased a substantial portion of its rented area for a period corresponding to its main contractual obligations. Starting 2018, the Company extended the agreement for an additional year, and was granted with an option to extend the agreement for additional years thereafter, decreased the leased area and in parallel decreased the sub leased area. The agreement was terminated at the end of 2019 and as of December 31, 2019 the Company has no lease commitment. The total gross lease payments  in 2018 and 2019 were approximately $150.

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

2.
No options were granted or exercised during 2017. In 2018, 60,000 options were granted to employees and non-employees of the Company. In January 2019 the Company granted to each of four directors, options to purchase 20,000 Ordinary shares. The options have a term of seven years and vest over a period of three years, one-third on the first anniversary of the date of grant and the balance in eight equal three-month installments thereafter. As of December 31, 2018 and 2019, an aggregate of 3,000,000 Ordinary shares of the Company were reserved for issuance under the plan.

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

The following is a summary of the Company's stock options transactions in 2019:

	Amount	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value

Options outstanding at beginning of year	2,350,667	$0.99	6.00	-
Granted*	80,000	$0.20	6.10	-
Forfeited	(40,000)	$0.19	7.30	(400)

Options outstanding at end of year	2,390,667	$0.98	5.04	-

Options exercisable at end of year	2,310,667	$0.98	5.04	-

*)	Weighted average grant date fair value $0.11.

The total stock-based compensation expenses recognized in General and administrative expenses for the years ended December 2019, 2018 and 2017 were $4, $153 and $155, respectively.

c.	Shareholder bonus rights plan:

On September 12, 2005, the Company's Board of Directors adopted a Shareholder Bonus Rights Plan (the "Rights Plan") pursuant to which share purchase bonus rights (the "Rights") were distributed on September 26, 2005, at the rate of one Right for each of the Company's Ordinary shares held by shareholders of record as of the close of business on that date.

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

NOTE 7:-      TAXES ON INCOME

a.	Corporate tax rates:

Presented hereunder are the tax rates relevant to the Company in the years 2017-2019:
2017 – 24%
2018 – 23%
2019 – 23%

b.	Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2018	2019
Deferred tax assets:
Net operating loss and capital loss carry forward	$37,754	$39,151
Valuation allowance	(37,754)	(39,151)

Net deferred tax asset	$-	$-

Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax assets regarding the loss carry-forward will not be realized in the foreseeable future.

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-      TAXES ON INCOME (Cont.)

c.	Net operating losses carry-forward:

The Company has accumulated operating losses for tax purposes as of December 31, 2019 in the amount of approximately $37,091 (denominated in NIS), which may be carried forward and offset against taxable income in the future for an indefinite period.

The Company has accumulated capital losses of approximately $133,132 (denominated in NIS), which may be carried forward and offset against capital gains.

d.	The main reconciling item from the statutory tax rate of the Company to the effective tax rate are valuation allowances provided for deferred tax assets.

e.	Tax reports filed by the Company in Israel through the year ended December 31, 2014 are considered final.

f.	As of December 31, 2017, 2018 and 2019, the Company did not have any unrecognized tax benefits or uncertain tax positions.

NOTE 8:-	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Current liabilities:

	December 31,
	2018	2019

Director fees	$16	$44
Trade payables	57	39
Employees and payroll-related accruals and Accrued expenses	227	117

	$300	$200

TIKCRO TECHNOLOGIES LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-      SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (Cont.)

b.	Financial expenses, net

	Year ended December 31,
	2017	2018	2019

Financial expenses:

Exchange rate differences and other	$(3)	$(11)	$1

	(3)	(11)	1
Financial income:
Income from the sale of marketable securities	35	-	-
Interest income	13	64	93

	48	64	93

	$45	$53	$94

NOTE 9:-	SUBSEQUENT EVENTS

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic is affecting global economies and may affect the Company’s operations. It is causing disruptions for significantly all of the Company’s business partners, suppliers, contractors and advisors. Additionally, while the potential economic impact caused by, and the duration of, the COVID-19 pandemic are difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may change the demand and business priorities in major industries, and it may reduce the Company’s ability to access capital, which could negatively impact the Company’s long-term liquidity.