Form 20-F/A
period 2019-12-31
TIKCRO TECHNOLOGIES LTD
filed 2020-06-15
CIK 1117095

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

☒ Yes  ☐ No

Explanatory Note

We are filing this Amendment No. 1 on Form 20-F/A to amend our Annual Report on Form 20-F for the year ended December 31, 2019 (the “Form 20-F”), as filed with the Securities and Exchange Commission (“SEC”) on June 1, 2020 (the “Original Filing”), to include information required by the SEC order issued on March 25, 2020 (Release No. 34-88465) (the “SEC Order”), which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus outbreak.  This information is being added because it was not included in the Original Filing.

On April 28, 2020, we submitted with the SEC a Report on Form 6-K stating that we are relying on the SEC Order to extend the filing date of the Form 20-F and estimated that we will be able to file the Form 20-F on or about June 1, 2020, which is within the additional 45-day period from the original due date provided for in the SEC Order.

We were unable to file the Form 20-F by the original deadline of April 30, 2020, due to circumstances related to COVID-19. During the period of the preparation of the Form 20-F, we were following the guidelines of the Israeli government to minimize the risk of exposure of its team members to the novel coronavirus. As a result, the Company’s personnel, advisors and contractors were working remotely during this period, and we were unable to adequately coordinate and complete matters pertaining to the Form 20-F in a timely manner.

This Amendment No. 1 is not intended to update any other information presented in the Original Filing.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TIKCRO TECHNOLOGIES LTD.

By:	/s/ Aviv Boim
Aviv Boim
Chief Executive Officer

Date:  June 15, 2020